Form 20-F
period 2002-12-31
FREEGOLD VENTURES LTD
filed 2003-06-25
CIK 1064052

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

MAY 15, 2003

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR
FOR THE TRANSITION PERIOD FROM _________ TO _________

COMMISSION FILE NUMBER: 0-29840

Freegold Ventures Limited (formerly International Freegold Mineral Development Inc.)
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Not Applicable
(TRANSLATION OF REGISTRANT’S NAME INTO ENGLISH)

British Columbia, Canada
(JURISDICTION OF INCORPORATION OR ORGANIZATION)

2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT.

TITLE OF EACH CLASS NAME OF EACH EXCHANGE ON WHICH REGISTERED

None

Securities Registered or to be Registered Pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(TITLE OF CLASS)

Securities For Which There is a Reporting Obligation Pursuant to Section 15(d) of the Act.

None
(TITLE OF CLASS)

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER’S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT

14,367,079 Common Shares

Indicate by Check Mark Whether the Registrant (1) has Filed All Reports Required To be Filed by Section 12 or 15(D) of the Securities Exchange Act of 1934 During the Preceding 12 Months (or for such shorter period that the registrant was required to file such reports), and (2) Has Been Subject to Such Filing Requirements for the Past 90 Days.

YES X NO

Indicate by Check March Which Financial Statement Item the Registrant Has Elected to Follow.
ITEM 17 X ITEM 18
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by Check Mark Whether the Registrant Has Filed All Documents and Reports Required to be Filed by Sections 12, 13 or 15(D) of the Securities Exchange Act of 1934 Subsequent to the Distribution of Securities Under a Plan Confirmed by a Court.

YES NO NOT APPLICABLE X

GLOSSARY

The following are definitions of terms mining and certain other terms used in this

Annual Report.

Avalon:	Avalon Development Corp.
Almaden Agreement:	The property option agreement dated May 6, 1996, between the Company and the Almaden Optionors
Almaden Assignment Agreement:	The assignment agreement dated December 13, 1995, as amended February 28, 1996, between Compass and the Company
Almaden Option:	The option granted by the Almaden Optionors to the Company pursuant to the Almaden Agreement to acquire up to a 60% interest in the Almaden Property .
Almaden Optionors:	Collectively, Ican Minerals Ltd., Ican Minerals Inc. and Canu Resources Ltd.
Almaden Property:	Those mineral claims located in Washington County in the State of Idaho, U.S.A., which the Company holds an interest in pursuant to the Almaden Agreement
AMAX:	AMAX Gold Exploration Inc.
As:	Arsenic
Au:	Gold
Barrick:	Barrick Gold Corporation
Bi:	Bismuth
CanAlaska:	CanAlaska Ventures Ltd.
Canu:	Canu Resources, Inc.

Chromite:	Mineral of the Spinel formation

Contact:	Place or surface where two different kinds of rocks come together

Common share:	A common share in the capital of the Company

Company:	Freegold Ventures Limited, and, where the context so requires, its subsidiary, Free Gold Recovery U.S.A.
Compass:	Compass Capital Ltd.

Cu:	Copper
EDM:	Electronic distance measurement
Escrow Agent:	CIBC Mellon Trust Company
Exchange:	Toronto Stock Exchange

Fairbanks or FEI:	Fairbanks Exploration Inc.
Fairbanks Assignment Agreement:	The assignment agreement dated May 30, 1997, as amended February 26, 1998, entered into between the Company and Fairbanks
Golden Summit Property:	The mineral claims located in the Fairbanks Mining District in the State of Alaska, U.S.A.
Golden Summit Report:	The executive summary report dated February 7, 2003, by Avalon Development Corp.
gpt:	Grams per tonne
Granite:	Plutonic rock consisting essentially of alkali feldspar and quartz

Hg:	Mercury
Homestake:	Homestake Mining Company

Hornblende:	Mineral of the amphibole group

IMC:	International Minerals and Chemicals
Ir:	Iridium

km:	Kilometres
Keystone: Mineralized Deposit or Mineral Deposit:

Keystone Mines Partnership

A mineralized body delineated by appropriately spaced drilling and/or underground sampling to support sufficient amounts of tonnage and average grade of metal(s).  Such deposit does not qualify as a reserve until a comprehensive evaluation based upon present unit price, cost recoveries and offer material factors conclude legal and economic feasibility

Mn:	Manganese
Mo:	Molybdenum
Ni:	Nickel
NSR:	Net Smelter Return
opt:	Ounces per ton
Os:	Osmium
oz:	Ounce
Pb:	Lead
Pd:	Palladium
PGM:	Platinum Group Metal
ppb:	Parts per billion
ppm:	Parts per million
Pt:	Platinum
Pyroxenite:	Medium or coarse grained rock consisting mainly of pyroxene
Rh:	Rhodium
RVC:	Reverse circulation
Sb:	Antimony
VLF-EM:	Very low frequency electromagnetic survey

Ultramafic:

Some igneous rocks and most varieties of meteorites containing less than 45% silica containing virtually no quartz or feldspar and composed essentially of ferromagnesian silicates, metallic oxides and sulfides.

W:	Tungsten
Zn:	Zinc

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The Company has a limited history of operations and has not generated any operating revenues in the pertinent.  The following table sets forth, for the periods and the dates indicated, selected financial and operating data for the Company.  This information should be read in conjunction with the Company's Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.  The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company.  To date the Company has not paid any dividends on the Common Shares and it does not expect to pay dividends in the foreseeable future.

The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").  There are material differences between Canadian GAAP and the accounting principles are generally accepted in the United States ("U.S. GAAP") as applied to the Company including disclosure items.  For a comparison of these differences, refer to footnote No. 13 to the Financial Statements.

SELECTED FINANCIAL DATA

CANADIAN GAAP

(IN CANADIAN DOLLARS)

Selected Financial Data for the Year Ended December 31

	2002	2001	2000	1999	1998
Cash	31,779	7,589	170,479	543,792	1,523,419
Total Assets	6,321,397	5,487,645	9,356,490	10,697,824	11,976,855
Current Liability	76,825	210,729	109,039	26,027	116,653
Loss	(721,679)	(260,817)	(498,919)	(520,549)	(895,194)
Mineral Properties Written Off	104,036	4,159,380	2,401,711	1,393,800	-
Other Items	(37,714)	(148,486)	(391,539)	47,616	(108,572)
Net Loss	(788,001)	(4,271,711)	(2,509,091)	(1,961,965)	(786,622)
Deficit	(17,946,772)	(17,110,831)	(12,839,120)	(10,312,529)	(8,350,564)
Weighted Avg # Shares O/S	11,743,797	9,350,668	8,130,789	7,174,754	6,064,758
Loss Per Share	(0.07)	(0.46)	(0.31)	(0.27)	(0.13)

SELECTED FINANCIAL DATA

U.S. GAAP

(IN CANADIAN DOLLARS)

Selected Financial Data for the Fiscal Year Ended December 31

	2002	2001	2000	1999	1998
Cash	31,779	7,589	170,479	543,792	1,523,419
Total Assets	234,220	217,886	517,289	787,144	1,805,607
Current Liability	76,825	210,729	109,039	26,027	116,653
Loss	(788,001)	(4,271,711)	(2,509,091)	(1,961,965)	(786,622)
Mineral Property Cost Adjustment	817,418	(3,569,442)	(1,071,479)	(260,568)	2,423,930

Net Loss	(1,605,419)	(702,269)	(1,437,612)	(1,701,397)	(3,210,552)
Deficit	(23,639,875)	(22,034,456)	(21,332,187)	(19,894,575)	(18,193,178)
Weighted Avg # Shares O/S	11,743,797	9,350,668	8,130,789	7,174,754	6,06 9,103
Loss Per Share	(0.14)	(0.08)	(0.16)	(0.24)	(0.53)

B.

Capitalization and Indebtedness

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

A.

Reasons for the Offer and Use of Proceeds

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

B.

Risk Factors

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

(i)

Exploration and Development Risks

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.  There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that the funds required for development can be obtained on a timely basis.  Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of ore ultimately mined may differ from that indicated by drilling results.  Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.  Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.  Reserves are reported as general indicators of mine life.  Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

(ii)

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of gold and other metals, such as unusual or unexpected formations, cave-ins, pollution, all of which could result in work stoppages, damage to property, and possible environmental damage.  The Company does have general liability insurance covering its operations and does not presently intend to obtain liability insurance as to such hazards and liabilities.  Payment of any liabilities as a result could have a materially adverse effect upon the Company's financial condition.

(iii)

Lack of Cash Flow and Non Availability of Additional Funds

None of the Company's properties has commenced commercial production and the Company has no history of earnings or cash flow from its operations.  As a result there can be no assurance that the Company will be able to develop and generate any of its property profitably or that its activities will generate positive cash flow.  The only present source of funds available to the Company is through the sale of its Common Shares.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on any property.  While the Company may generate additional working capital through the operation, development, sale or possible joint venture development of its properties, there is no assurance that any such funds will be available for operations.

(iv)

Reserves

Although estimates of Mineral Deposits on the Company’s Almaden Property and are made in accordance with industry practice based upon the geological examinations performed on such property to date, there can be no assurance that the actual Mineral Deposits present on the property will be as estimated, nor that the extraction of any Mineral Deposits will be profitable or financeable. The Almaden Property has been brought to feasibility, however, there is no known body of ore on any of the Company’s other mineral properties, including the Golden Summit Property, the Rob Project and the Union Bay Project.

(v)

Title Risks

Due to the large number and diverse legal nature of the mineral properties described in this document, full investigation of legal title to each such property has not been carried out at this time.  Many of the Company’s properties may be subject to prior unregistered agreements of transfer or native land claims and title may be affected by undetected defects. The Company’s properties consist of recorded mineral claims and patented mineral claims which have not been surveyed, and therefore the precise area and location of such claims may be in doubt.

Certain of the Company’s mining properties are unpatented mining claims located in the U.S., and the Company, upon acquiring an interest in and to such claims, will have only possessory title with respect to such properties.  Because title to unpatented mining claims is subject to inherent uncertainties, including paramount title to the U.S., it is difficult to determine conclusively the ownership of such claims.  In addition, and in order to retain title to an unpatented mining claim, a claim holder must have met annual assessment work requirements (US$100 per claim) through September 1, 1992 and must have complied with stringent state and federal regulations pertaining to the filing of assessment work affidavits. Moreover, after September 1, 1992, the right to locate or maintain a claim generally is conditional upon payment to the U.S. of a rental fee of US$100 per claim per year for each governmental fiscal year instead of performing assessment work.  State law may still require performance of assessment work.  Since most mining claims in the U.S. are unpatented, this uncertainty is inherent in the mining industry.

For the last several Congressional sessions bills have been repeatedly introduced in the U.S. Congress which would supplant or radically alter the provisions of the Mining Law of 1872.  As of the date of this annual report no such bills are pending.  However, Senator Dale Bumpers of Arkansas, a sponsor of previous bills to amend the Mining Law of 1872, has recently circulated for review and comment a proposed mining law reform compromise (the "proposal").  Mining industry leaders and organizations, including the National Mining Association, the Northwest Mining Association and the Colorado Mining Association, are in the process of reviewing and commenting upon this proposal.  If Senator Bumpers' proposal were to be introduced by him and enacted into law by the United States Congress, the cost of holding unpatented mining claims could be increased materially, and the ability of companies to develop mineral resources on unpatented mining claims could be impaired materially.  Under the current Bumpers proposal, the right to obtain a patent on unpatented mining claims would be eliminated, although all patent applications that currently are grandfathered.  Bumpers' proposal also would subject all mines on public lands that are not patented to a royalty, except for certain small mines, which royalties would be phased in over a four-year period beginning in fiscal year 1999.  The imposition of such royalties could materially and adversely affect the potential for development of unpatented mining claims and the economics of operating existing mines on federal unpatented mining claims.  The Company does not know whether the proposal as is or in some modified form will ever be introduced as a bill, and if so, whether it will be enacted.

The present status of the Company’s U.S. properties as unpatented mining claims located on public lands of the U.S. allows the claimant the exclusive right to mine and remove valuable minerals, such as precious and base metals, found therein, and also to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores.  However, legal ownership of the land remains with the U.S.  Accordingly, with an unpatented claim the U.S. retains many of the incidents of ownership of land, the U.S. regulates use of the surface and the Company remains at risk that the claims may be forfeited either to the U.S. or to rival private claimants due to failure to comply with statutory requirements as to location and maintenance of the claims.  If there exists a valuable deposit of locatable minerals (which is the requirement for the unpatented claim to be valid in the first place), and provided certain levels of work and improvements have been performed on an unpatented mining claim, the claimants may then seek to purchase the full title to the claim thereby causing the claim to become the private property of the claimant.  Such full ownership expands the claimants’ permissible uses of the property (to any use authorized for private property) and eliminates the need to comply with maintenance and reporting requirements necessary to protect rights in an unpatented claim.  However, a moratorium on accepting and processing mineral patent applications within the Department of the Interior has been imposed by Congress.  It is therefore impossible for the Company to seek to enhance its rights in the Golden Summit Property, the Rob Property the Union Bay Property as well as  the Almaden Property by seeking issuance of mineral patents in the name of the respective optionors.  If governmental fees or royalties on unpatented claims were to be introduced the Company and other major mining companies would be adversely affected.

(vi)

Uncertainty or Contestation of Contract Rights

The Company owns or has the right to earn interests in properties under contract with a number of individuals and corporations.  By the Company’s present assessment the two most significant interests under earning options are the Golden Summit Property and the Almaden Property.  The Almaden Property option is a contractual option which rests upon a chain of contractual leases and grants and options between various parties culminating in the Company’s option.  The Golden Summit Property is held pursuant to the Fairbanks Assignment Agreement. The Company is working under laws of the United States and, although the Company has effected such researches and professional opinions as it considers financially reasonable in the circumstances, it has not engaged surveys or complete and unqualified professional opinions at this stage of development of its properties.

(vii)

Conflicts of Interest

Certain of the directors of the Company are directors of other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms.  In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company.  In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time.  Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.  The Company is not aware of the existence of any conflict of interest as described herein.

(viii)

Competition and Agreements with Other Parties

The mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial resources and technical facilities than itself.  Significant competition exists for the limited number of mineral acquisition opportunities available in the Company's sphere of operations.  As a result of this competition, the Company's ability to acquire additional attractive gold mining properties on terms it considers acceptable may be adversely affected.

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may have its interests in the properties subject to such agreements reduced as a result.  Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete the recommended programs.

(ix)

Fluctuating Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  Although the prices of nickel, copper, cobalt and palladium have been relatively stable, no assurance may be given that prices will remain so; significant price movements over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The effect of these factors on the price minerals and therefore the economic viability of any of the Company's exploration projects cannot accurately be predicted.  As the Company is in the development stage, the above factors have had no material impact on operations or income.

(x)

Shares Reserved For Future Issuance; Potential Dilution

As of December 31, 2002, the Company had reserved, 7,203,708 Common Shares for issuance upon the exercise of warrants, incentive stock options, and/or common shares for issuance under its property acquisition agreements.  Such common shares represent a potential equity dilution of approximately 33%, based upon the number of outstanding Common Shares at December 31, 2002 of 14,367,079.  Furthermore, the Company may enter into commitments in the future which would require the issuance of additional Common Shares and may grant additional stock options and/or issue additional warrants.  At December 31, 2002 the Company had 78,429,213 authorized but unissued and unreserved Common Shares.  Issuance of additional shares would be subject to Exchange regulatory approval and compliance with applicable securities legislation.  The Company currently has no plans to issue Common Shares other than for the purposes of raising funds for property acquisition and general working capital. Requirements which issuance would be subject to Exchange approval.

(xi)

Environmental Regulation

All phases of the Company's operations in Canada and the United States are subject to environmental regulations.  It is the Company's belief that if environmental legislation in Canada and the United States including but not limited to possible amendment to the Federal Land Policy and Management Act which prevents undue and unnecessary degradation of federal lands; the Clean Air Act (which sets air quality standards), the Federal Water Pollution Control Act (Clean Water Act) (which directs standards to be set for surface water quality and for controlling discharges to surface water), the Safe Drinking Water Act (which directs standards to be set for quality of drinking water to be supplied to the public - states are the primary authorities - and regulating underground injection operations, the Solid Water Disposal Act (which regulates generation, storage and disposal of hazardous ware and manage solid, non-hazardous waste), the Comprehensive Environmental Response, Compensation and Liability Act (which requires operators to report releases of hazardous substances to the environment and inventory chemicals handled), the Toxic Substance Control Act (requires regulation of chemicals that present risk to health or environment), the Endangered Species Act (plants and animals listed that are threatened; protection plans mandated), and the Migratory Bird Treaty Act (prohibits killing of virtually all bird species), evolve in require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  The cost of compliance therewith may substantially increase and thereby effect the Company's operations; however, the Company is not aware of any pending environmental litigation or amendments to existing environmental litigation which will affect the Company's current or prepared operations or which would otherwise have a material adverse effect on the Company or its operations.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

The Almaden Property is the site of past mercury mining by previous owners.  The feasibility study completed by Watts, Griffis & McOuat in 1997 on Freegold Ventures Limited behalf included studies by environmental consultants Westec Inc., which concluded that the proper management of the waste dumps in any future operation can eliminate any potential for leaching mercury.  This means that the Company would conform to a mining plan which had been approved Watts, Griffis & McOuat also concluded that heap leaching the material from the existing dumps would effectively remove mercury from the environment.

(xii)

Compliance with Applicable Canadian Laws and Regulations

In Ontario the Company is also at the early stage of exploration. To date only regional geological mapping, sampling and limited geophysical surveys have been conducted on the Property, should more intensive exploration take place the Company will comply with all permits required for field exploration.

(xiii)

Canadian Jurisdictional and Enforceability of Judgments, Risks

The Company is a Canadian corporation.  All but one of its directors and officers are, residents of Canada and a significant part of its assets are, or will be, located outside of the United States.  As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Registrant, and as such directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgements of courts of the United States predicated upon civil liability of any of the Company, such directors or officers under the United States federal securities laws.

(xiv)

Adequate Labor and Dependence Upon Key Personnel

The Company will depend upon recruiting and maintaining other qualified personnel to staff its operations.  The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company intends to operate.  There can be no assurance, however, that such personnel will always be available in the future.  In addition, it cannot be predicted whether the labor staffing at any of the Company's projects will be unionized.  The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management.  The loss of services of any of its management could have a material adverse effect on the Company.  However, the Company maintains key man insurance on Harry Barr, and intends to add key man insurance for other integral members of its management.

(xv)

Forward Looking Statements

This document contains forward looking statements concerning the Company's operations, economic performance and financial condition, including in particular, the likelihood of the Company's success in operating as an independent company and developing and expanding its business.  These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions which are subject to change.  Some of these assumptions inevitably will not materialize, and unanticipated events will occur which will affect the Company's future results.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

The Company was incorporated on July 22, 1985, under the name FreeGold Recovery Inc., under the laws of the Province of Alberta.  On August 21, 1991, the Company continued out of the Province of Alberta into the Province of British Columbia.  On November 25, 1993, the Company changed its name to International Freegold Mineral Development Inc. and consolidated its share capital on a six old common shares for one new common share basis.  On  September 4, 2002 the Company changed its name to Freegold Ventures Limited and consolidated its share capital on a four old common shares for one new common share basis.  In this document the “Company” means Freegold Ventures Limited and, except where the context so requires, its subsidiary.

The Company carries out its operations in Alaska and Idaho through its wholly-owned subsidiary, Free Gold Recovery, U.S.A.  Free Gold Recovery U.S.A., Inc. was incorporated on November 12, 1985, under the laws of the State of Nevada and was granted a Certificate of Authority to transact business in the State of Alaska on December 18, 1995, under the name FreeGold Recovery Inc. USA.  In this Annual Report “Free Gold Recovery U.S.A.” means both Free Gold Recovery, U.S.A. and FreeGold Recovery Inc. USA.  The Company is the sole shareholder of Free Gold Recovery U.S.A.,  Ican Minerals, Inc. (“Ican”) and Canu Resources, Inc. (“Canu”). Ican and Canu are also U.S. corporations.  They were involved in mineral property exploration, but are currently inactive.

The Company's office is located at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3.  The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Ontario and Newfoundland, Canada.  Its common stock (the "Common Shares") has been listed on the TSX Venture Exchange (the "Exchange") from March 11, 1987 to November 7, 2001 under the trading symbol "ITF" and has been listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol ITF since May 19, 1998.

B.

Business of the Company

The Company, together with or through its subsidiary, Free Gold Recovery U.S.A., carries on the business of acquiring, exploring and, if warranted, developing gold properties in the State of Alaska, U.S.A., the State of Idaho, U.S.A., and Ontario, Canada.  The Company's principal mineral properties are the Golden Summit Property, the Rob Project and the Almaden Property.

The Golden Summit Property is at an advanced exploration stage project.  A feasibility study was completed on the Almaden property in July 1997.

The Company's primary objective is to explore and develop its existing mineral properties.  Its secondary objective is to locate, evaluate and acquire other mineral properties, and, to finance their exploration and development either through equity financing, by way of joint venture or option agreements or through a combination of both.  Except for the Almaden Property there are currently no known quantifiable reserves of gold and/or base metals on any of the Company's properties.

1.

Golden Summit Property – Alaska, USA

Property Title

The Golden Summit project consists of 14 patented Federal lode claims, 72 unpatented Federal lode claims and 190 State of Alaska mining claims covering approximately 4,800 acres. The land on which the project is situated is zoned as Mineral Land by the Fairbanks North Star Borough, giving mineral development activities first priority use.  There currently are no unusual social, political or environmental encumbrances to mining on the Property.

The Company initially acquired rights to the substantial portion of the present Golden Summit Property when the Company and Fairbanks Exploration Inc. (“Fairbanks”) entered into an option and joint venture agreement dated December 1, 1992.  This was replaced by agreement dated May 9, 1997 (the "Fairbanks Assignment Agreement") pursuant to which Fairbanks assigned all of its interest in the Golden Summit Property to Free Gold Recovery USA.  Fairbanks retained a 7% working interest and is not required to contribute further until commercial production is achieved.  The Company will fund this 7% working interest until the date commercial production is achieved at which point Fairbanks will be required to contribute 7% of any approved budget.

The Company now owns, subject to underlying lease agreements, a 100% interest in the Golden Summit Property, subject to Fairbanks’ 7% working interest (held in trust by the Company pursuant to the terms set out in (c) below and on which Fairbanks has granted the Company a power of attorney to manage all matters of such interest) and a 2% net smelter royalty in favor of Fairbanks.  See "Underlying Leases of the Golden Summit Property."  In consideration of the assignment of the Fairbanks Assignment Agreement, the Company agreed to pay and grant to Fairbanks the following:

(a)

100,000 common shares of the Company within 10 days of Exchange approval to the agreement (which approval was granted  and which shares have been issued) and subject to a one year restricted period imposed by applicable British Columbia law;

(b)

an aggregate of an additional 500,000 common shares (restricted for one year as required by British Columbia law) of the Company following Exchange approval and issued as to 100,000 shares (a total of five tranches) upon each expenditure of $1,000,000 (to a total of $5,000,000) spent on the Golden Summit Property, subsequent to the Fairbanks Assignment Agreement, by the Company, or any party with whom it has contracted; the first 100,000 shares were issued on February 18, 1998, the second 100,000 shares were issued on February 20, 1999 and the third 100,000 shares were issued on March 1, 2001.  These shares are subject to a one year restricted period imposed by applicable British Columbia law;

(c)

a seven (7%) percent working interest in the property held in trust by the Company and carried to commercial production on the same terms as the Company may acquire from a major or otherwise carried by the Company as to any costs until commercial production.  Fairbanks grants to the Company a 30 day right of first refusal in the event that it should grant or receive and accept any offer for assignment of any interest in or to such Fairbanks interest; and

(d)

a two (2%) percent net smelter return royalty.

Fairbanks granted the Company a 30 day right of first refusal in the event it should grant or receive and accept any offer for assignment of any interest in or to the net smelter royalty.  Fairbanks also granted the Company an assignable right to purchase the net smelter royalty, exercisable any time after commercial production commences, for a price equal to the net present value of the net smelter royalty, employing a 10% discount calculation, and based upon the mine life and production schedule of the Golden Summit Property calculated in accordance with commercial ore reserves identified and booked at the time of commencement of commercial production, as established by a major mining company with which the Company has contracted, or, if the property is otherwise developed by the Company without a major mining company, then in accordance with the Company’s mine development plan. The remainder of the Company’s interest in the Golden Summit Property was acquired by separate lease arrangements and by staking.

Newsboy Claims

By agreement dated February 28, 1986, amended March 26, 1996, between Earl Beistline (“Beistline”) and Fairbanks, the Lessee received the lease of the Newsboy claims for a primary term ending February 28, 2006.  The material terms are an advance minimum royalty per year is $2,500 US to 1996 and thereafter $5,000 US, the Company's option to purchase is the greater of the present worth of the 4% royalty (calculated at 15% interest) or $1,000,000 US (calculated in constant 1985 dollars), less all advance royalty payments; and Lessee has the right to assign lease interests, subject to Beistline’s 30 day right to reasonably disapprove of such assignment.  In December 2002, the Company received notification that Earl Beistline had transferred his interest to William C. Beistline.

Keystone Claims

By agreement dated May 15, 2000 and amended November 30, 2001 between Keystone Mines Partnership (“Keystone”), Fairbanks, Freegold Recovery Inc. USA and the Company (collectively, the “Lessees”), Keystone leased to the Lessees the Keystone claims (referred to in the below David D. Adams report on the Golden Summit project as the Cleary claims) for a primary term of 20  years. The agreement provides for consideration of annual August 15 and November 15 advance minimum payments as set out in the schedule below, the initial term of the lease shall be from January 1st, 2000 to  December 31, 2019.  A signing bonus was of $50,000 US was paid on May 15, 2000.  The Company may terminate the Lease at any time prior to December 31, 2006 by giving timely notice to the Vendors.

Advance royalties shall be paid in U.S. funds until the commencement of production. As per the schedule set out in the amended Agreement.

Year	August 1st	November 1st
2000	$25,000(paid)	$25,000(paid)
2001	$25,000(paid)	$25,000(paid)
2002-2006	$25,000(2002 paid)	$25,000(2002 paid)
2007-2009	$75,000	$75,000

The Lessee shall have pay to the Lessor a production royalty of 3% of NSR. Up to one half of the production royalties due to the Lessor each year may be paid by crediting advance royalties paid until the Lessee shall have recouped all of the advance royalties paid. .  Freegold may elect to pay not more than one-half of the interest accrued and payable in shares of stock.  The stock shall be valued at the 60-day trading average immediately preceding the date of payment.

During exploration and before commencement of production. Lessee shall perform a minimum of amount of work on the Property in an amount of not less than $50,000 in each of the calendar years 2000 through 2006. Work perfomed under this commitment may be qualified and claimed as assessment work. In the event that the Company fails to fufill the work commitment in whole or in part in any calendar year in which it is required the Company shall pay to Keystone in cash the difference between the value of the work and $50,000. In November of 2001, the Company and Keystone renegotiated the terms of the lease.  The advance royalty payment can be made by cash, shares or their combination.  The form of the payment will be negotiated each April.   Keystone also agreed to waive the annual work commitment of $50,000 for any year in which the price of gold is below $300 an ounce for the last three months of the calendar year.  In addition the Company shall have until March 31st, of each year to determine whether it will continue with the lease.

The following information was excerpted from a Report prepared by Avalon Development Inc. February 7, 2003.

1.

GOLDEN SUMMIT PROPERTY, ALASKA

Property Location

The following italicized text was excerpted from a 43-101 Report prepared by Avalon Development Corporation entitled “Executive Summary Report for the Golden Summit Project, Fairbanks Mining District, Alaska, dated February 7th, 2003” filed in conjunction with this AIF.

Property Description and Location

The Golden Summit project is located approximately 20 road miles north of Fairbanks, Alaska (Figure 1). The Golden Summit project consists of 14 patented Federal lode claims, 72 unpatented Federal lode claims and 190 State of Alaska mining claims covering approximately 17,820 acres. The claims are registered under various owners and claim names.  Mineral rights in this part of Alaska are administered by the State of Alaska (State claims) and the U.S. Bureau of Land management (federal claims).  Annual rents vary according to type of claim, claim size and age and are due and payable by August 31 of each year for unpatented federal mining claims and by November 30 of each year for State mining claims.  Total 2003-2004 rents due for federal claims total $7,200 while rentals due on State claims total $15,640.  Claim rentals are paid in lieu of annual labor for unpatented federal claims while annual work commitment on State mining claims total $2.50 per acre per year. Amounts in excess of these levels bankable on State mining claims for up to four years into the future.  All claims on the Golden Summit project currently are in good standing. The land on which the project is situated is zoned as Mineral Land by the Fairbanks North Star Borough, giving mineral development activities first priority use.  There currently are no unusual social, political or environmental encumbrances to mining on the project.  Other than the 14 patented mining claims (fee simple lands) the claims of the Golden Summit project have not been surveyed by a registered land or mineral surveyor and there is no State or federal law or regulation requiring such surveying.  Permits for future work will be acquired from the U.S. Bureau of Land Management and Alaska Department of Natural Resources on an as-needed basis.

Freegold acquired the right to earn a majority interest in a portion of the Golden Summit project in 1991 by entering into an option and joint venture agreement with Fairbanks-based Fairbanks Exploration Inc.  By early 1997 Freegold had earned its interest and renegotiated the existing contract such that Freegold was left with a 93% interest in the property and had management control over the remaining 7% interest which was retained by Fairbanks Exploration.  More recently Freegold entered into an agreement with Anglo Alaska Gold Corp. whereby it may earn a 100% interest in the 113 claim (13,020 acre) Yeager property by making cash payments totaling $225,000 over 7 years, by issuing 900,000 shares of Freegold stock over 3 years and by issuing an additional 500,000 shares once Freegold has expended over $1,000,000 in exploration expenditures.

The Company initially acquired rights to the substantial portion of the present Golden Summit Property when the Company and Fairbanks Exploration Inc. (“Fairbanks”) entered into an option and joint venture agreement dated December 1, 1992.  This was replaced by agreement dated May 9, 1997 (the "Fairbanks Assignment Agreement") pursuant to which Fairbanks assigned all of its interest in the Golden Summit Property to Free Gold Recovery USA.  Fairbanks retained a 7% working interest and is not required to contribute further until commercial production is achieved.  The Company will fund this 7% working interest until the date commercial production is achieved at which point Fairbanks will be required to contribute 7% of any approved budget.

The Company now owns, subject to underlying lease agreements, a 100% interest in the Golden Summit Property, subject to Fairbanks’ 7% working interest (held in trust by the Company pursuant to the terms set out in (c) below and on which Fairbanks has granted the Company a power of attorney to manage all matters of such interest) and a 2% net smelter royalty in favor of Fairbanks.  See "Underlying Leases of the Golden Summit Property."  In consideration of the assignment of the Fairbanks Assignment Agreement, the Company agreed to pay and grant to Fairbanks the following:

(a)

100,000 common shares of the Company within 10 days of Exchange approval to the agreement (which approval was granted  and which shares have been issued) and subject to a one year restricted period imposed by applicable British Columbia law;

(b)

an aggregate of an additional 500,000 common shares (restricted for one year as required by British Columbia law) of the Company following Exchange approval and issued as to 100,000 shares (a total of five tranches) upon each expenditure of $1,000,000 (to a total of $5,000,000) spent on the Golden Summit Property, subsequent to the Fairbanks Assignment Agreement, by the Company, or any party with whom it has contracted; the first 100,000 shares were issued on February 18, 1998, the second 100,000 shares were issued on February 20, 1999, and the third 100,000 shares were issued March 1, 2000 and subject to a one year restricted period imposed by applicable British Columbia law;

(c)

a seven (7%) percent working interest in the property held in trust by the Company and carried to commercial production on the same terms as the Company may acquire from a major or otherwise carried by the Company as to any costs until commercial production.  Fairbanks grants to the Company a 30 day right of first refusal in the event that it should grant or receive and accept any offer for assignment of any interest in or to such Fairbanks interest; and

(d)

a two (2%) percent net smelter return royalty.

Fairbanks granted the Company a 30 day right of first refusal in the event it should grant or receive and accept any offer for assignment of any interest in or to the net smelter royalty.  Fairbanks also granted the Company an assignable right to purchase the net smelter royalty, exercisable any time after commercial production commences, for a price equal to the net present value of the net smelter royalty, employing a 10% discount calculation, and based upon the mine life and production schedule of the Golden Summit Property calculated in accordance with commercial ore reserves identified and booked at the time of commencement of commercial production, as established by a major mining company with which the Company has contracted, or, if the property is otherwise developed by the Company without a major mining company, then in accordance with the Company’s mine development plan. The remainder of the Company’s interest in the Golden Summit Property was acquired by separate lease arrangements and by staking.

Newsboy Claims

By agreement dated February 28, 1986, amended March 26, 1996, between Earl Beistline (“Beistline”) and Fairbanks, the Lessee received the lease of the Newsboy claims for a primary term ending February 28, 2006.  The material terms are an advance minimum royalty per year is $2,500 US to 1996 and thereafter $5,000 US, the Company's option to purchase is the greater of the present worth of the 4% royalty (calculated at 15% interest) or $1,000,000 US (calculated in constant 1985 dollars), less all advance royalty payments; and Lessee has the right to assign lease interests, subject to Beistline’s 30 day right to reasonably disapprove of such assignment.

Keystone Claims

By agreement dated May 15, 2000 and amended between Keystone Mines Partnership (“Keystone”), Fairbanks, Freegold Recovery Inc. USA and the Company (collectively, the “Lessees”), Keystone leased to the Lessees the Keystone claims (referred to in the David D. Adams report on the Golden Summit project as the Cleary claims) for a primary term of 20  years. The agreement provides for consideration of annual August 15 and November 15 advance minimum payments as set out in the schedule below:

a)

the initial term of the lease shall be from January 1st, 2000 to  December 31, 2019;

b)

 In order to terminate December 31, 2000, the Company must give the Vendors notice by October 1st, 2000. Should the Company decide to continue the Lease a signing bonus of $US 50,000 is due.

c)

The Company may terminate the Lease at any time prior to December 31, 2006 by giving  timely notice to the Vendors.

d)

Advance royalties shall be paid until the commencement of production. As per the schedule set out in the Agreement.

Year	August 1st	November 1st
2000	$25,000	$25,000
2001	$25,000	$25,000
2002-2006	$25,000	$25,000
2007-2009	$75,000	$75,000

The Lessee shall have pay to the Lessor a production royalty of 3% of NSR. Up to one half of the production royalties due to the Lessor each year may be paid by crediting advance royalties paid until the Lessee shall have recouped all of the advance royalties paid.  Freegold may elect to pay not more than one-half of the interest accrued and payable in shares of stock.  The stock shall be valued at the 60-day trading average immediately preceding the date of payment.

During exploration and before commencement of production. Lessee shall perform a minimum of amount of work on the Property in an amount of not less than $50,000 in each of the calendar years 2000 through 2006. Work perfomed under this commitment may be qualified and claimed as assessment work. In the event that the Company fails to fufill the work commitment in whole or in part in any calendar year in which it is required the Company shall pay to Keystone in cash the difference between the value of the work and $50,000. In December of 2001, the Company and Keystone renegotiated the terms of the lease.   Under the new terms advance royalty payments due in 2002-2006 shall be reduced to $50,000, $25,000 each August and November, the form the advance royalty shall take shall be negotiated each April- either cash or shares.  Keystone also agreed to waive the annual work commitment of $50,000 for any year in which the price of gold is below $300 an ounce for the last three months of the calendar year.  In addition the Company shall have until March 31st, of each year to determine whether it will continue with the lease.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The paved Steese Highway transects the Golden Summit property and is connected to state and privately maintained gravel roads allowing easy access to most areas of the property on a year-round basis.  A high voltage electrical power line, land telephone lines, and a cellular phone net service the property.  The greater Fairbanks area supports a population of approximately 75,000 and has excellent labor and services infrastructure, including rail and international airport access.  Exploration and development costs in the Fairbanks area are at or below those common in the western United States.

Elevations on the property range from 1,000 feet to over 2,200 feet.  Topography in the area is dominated by low rounded hills dissected by relatively steep walled valleys.  Outcrops are scarce except in man-made exposures.  Vegetation consists of a tundra mat that supports subarctic vegetation.  A variably thick layer of aeolian silt covers most of the property.  Permafrost is limited to small discontinuous lenses on steep, poorly drained north-facing slopes and has posed no hindrance to past development.  The climate in this portion of Alaska is dominated by 6 to 8 months of sub-freezing temperatures in winter followed by 4 to 6 months of warm summer weather.  Average annual precipitation is 13 inches, mostly as snowfall.  Mining operations can be conducted on a year-round basis and heap leach technology has been profitably employed at two locations in the district since 1985.

History

Placer or lode gold mining has occurred almost continuously in the Golden Summit project area since gold was discovered in the district in 1902.  Over 9.5 million ounces of placer gold have been recovered from the Fairbanks Mining District, of which 6.75 million ounces have been recovered from streams which drain the Golden Summit project (Freeman, 1992e).  In addition, over 535,000 ounces of lode gold were recovered from past producing mines on the Golden Summit project (Freeman and others, 1996).  More than 80 lode gold occurrences have been documented in the project area.  Recent exploration discoveries in the Tintina Gold Belt have underscored the potential for bulk tonnage and high-grade deposits, both of which are known to exist in the Golden Summit project area (McCoy and others, 1997; Flanigan and others, 2000).

Freegold acquired an interest in the Golden Summit project in mid-1991 and since then has conducted extensive mapping, soil sampling, trenching, rock sampling, core and reverse circulation drilling and geophysical surveys on the project (Freeman, 1991; Galey and others, 1993; Freeman and others, 1996; Freeman and others, 1998, Freeman, 2002). Over 16,000 feet of trenching have been completed along with 68,370 feet of core and reverse circulation drilling in 172 holes. A total of 7,729 soil samples have been collected.  A total of 7,038 man-days of work have been completed during 8 separate work programs.  Total expenditures during that period amount to $6.4 million.

Geological Setting

Bedrock geology of the Fairbanks Mining District is dominated by a N60-80E trending lithologic and structural trend covering a 30-mile by 15-mile area (Robinson and others, 1990; Newberry and others, 1996).  The Golden Summit project is situated in lower to middle Paleozoic metavolcanic and metasedimentary rocks of the Cleary sequence and Fairbanks Schist adjacent to a northwest trending thrust fault known as the Chatanika thrust.  Rocks of the Fairbanks Schist and Cleary Sequences are exposed in the Cleary antiform, the northern of two northeast trending antiformal belts which form distinctive marker horizons in the mineralized portions of the district.  Lithologies within the Cleary Sequence include quartzite, massive to finely laminated mafic to intermediate flows and tuffs, calc-schist, black chloritic quartzite, quartz-sericite schist of hydrothermal origin and impure marble.  Lithologies in the Fairbanks Schist include quartz muscovite schist, micaceous quartzite and biotite quartz mica schist.  These lithologies have been metamorphosed to the lower amphibolite facies.

Rocks of the Fairbanks Schist and Cleary Sequence have been over thrust from the northeast by lower amphibolite facies rocks of the Chatanika terrane (Newberry and others, 1996)..  The Chatanika terrane consists of quartz muscovite schist, carbonaceous quartzite, impure marble, garnet feldspar muscovite schist, and garnet-pyroxene eclogite that have yielded Ordovician Ar40/Ar39 age dates. Motion on the Chatanika thrust fault has been dated at approximately 130 million years (Douglas, 1997) and resulted in structural preparation of favorable host units in the Chatanika terrane and adjacent lower plate rocks.

Intrusives in the Fairbanks district have yielded Ar 40/39 and K-Ar dates of 85-95 million years (Freeman and others, 1996).  These intrusives range in composition from diorite to granite and possess elevated Rb/Sr ratios indicative of significant crustal contribution to subduction generated magmas.  Several granodiorite to aplite intrusive bodies are present in the Golden Summit project area.  The presence of hypabyssal intrusives and sporadic Au-W skarn mineralization in the Golden Summit project area suggests the area may be underlain by more extensive intrusive bodies similar to those on Pedro Dome and Gilmore Dome (Freeman and others, 1998).  This conclusion is supported by airborne geophysical surveys (DGGS, 1995).  Mineralization within the Pedro Dome, Gilmore Dome and Dolphin intrusive complexes suggests plutonic rocks pre-date mineralization.

Rocks on the Golden Summit project are folded about earlier northwest and northeast trending isoclinal recumbent fold axes followed by an open folded N60-80E trending system (Hall, 1985).  Upper plate rocks of the Chatanika terrane have been affected by more intense northwest and northeast trending isoclinal and recumbent folding followed by folding along the same N60-80E trending axis which affected lower plate rocks.  Lithologic packages in both the upper and lower plates are cut by steeply dipping, high angle northwest and northeast trending shear zones, some of which are mineralized (Figure 3).  Airborne magnetic data in this part of the Fairbanks District indicate the presence of district scale east-west and northeast trending structures which appear to post-date N60-80E folding (DGGS, 1995).  Gold mineralization on the Golden Summit project post-dates regional and district scale folding and is contemporaneous with or slightly younger than district-scale northeast trending structures and plutonic activity.

Exploration

In 1996 Freegold conducted its first drilling directly specifically at high grade shear-hosted quartz vein mineralization.  Its initial drilling target was the Cleary Hill Mine, the largest historic lode gold producer in the Fairbanks Mining District (Figure 6, estimated production of 281,000 ounces at 1.3 opt, Freeman and others, 1996).  The mine last operated in 1942 at which point it was shut down by the War Powers Act. Attempts to reopen the mine in 1946 were thwarted by lack of working capital, manpower and equipment, not lack of reserves (Freeman, 1992a). The Cleary Hill Mine is hosted in lower plate mafic volcanics, quartzites and quartz muscovite schists on the north flank of the Cleary antiform (Freeman and other, 1996; Freeman and others, 1998).  The Cleary Hill vein strikes N70-80W and dips 45 to 70 degrees to the south (Figure 5).  The dip of the vein varies according to the bedrock host with steeper dips in more competent rock units and shallow dips in less competent rock units.  Production from the mine took place over six levels (approx. 400 vertical feet) and consisted of quartz vein-hosted coarse free gold with trace arsenopyrite, pyrite, boulangerite and tetrahedrite.  Higher grade intervals in the mine (+100 to 5,000 opt) commonly are associated with acicular needles and felted masses of boulangerite and jamesonite hosted in white to gray quartz veins ranging in thickness from 1 to 5 feet.  Average thickness of the Cleary Hill high-grade vein was less than 3 feet.

While there has been limited trenching on the surface dating to 1969, there was no surface drilling done at Cleary Hill until Freegold conducted a reverse-circulation drilling program in late 1996 (Freeman and others, 1996).  This drilling returned encouraging results from the Powderhouse and Bankers stope areas of the mine.  Drilling indicated at least two vein systems contained +0.5 opt gold over narrow widths below the old underground workings (Table 1).  Minimal drilling was accomplished in the footwall of the high-grade veins.

Positive results from the initial drilling lead to limited core drilling at Cleary Hill in 1997 and 1998 (Freeman and others, 1998; Table 1).  Several of these core holes intercepted broad (>100 foot) intervals of low grade gold mineralization averaging >0.02 opt in the footwall of the high-grade veins.  Neither old mine records or previous drilling had indicated the presence of this type of mineralization at Cleary Hill.  This new information suggested that the Cleary Hill prospect had potential as a bulk tonnage target with zones of significant high-grade mineralization extending to depths well in excess of previous underground mining.

Subsequent soil auger sampling over the Cleary Hill area defined an extremely high-grade gold and gold pathfinder anomaly extending the length of the grid.  Values as high as 2,750 ppb gold were detected in soils.  Shadow imagery of soil data confirmed the presence of the N60E trending Dolphin shear zone through the Cleary Hill area. This district-scale feature hosts the 600,000-ounce Dolphin deposit which crops out approximately 1,500 feet southwest of the Cleary Hill mine area.  The N70W trending Cleary Hill vein is one of several veins along what is locally known as the Anna – Mary shear and suggests the widespread mineralization at Cleary Hill may be controlled by the intersection of the Dolphin and Anna Mary shear zones.

Following completion of the 1998 drilling, a previously unknown underground drift map was made available to Freegold by a local prospector (Freeman, 2001).  This drift extended south from the hanging wall of the Cleary Hill vein and indicated the presence of over 15 high-grade gold-bearing veins in an areas of the property where no previous exploration drilling had been conducted.  Because both high-grade vein-hosted mineralization and low grade disseminated mineralization had been intersected in the Cleary Hill area it was recommended that one or more north-dipping angle holes be drilled through the area to determine if one or both styles of mineralization were present in areas previously untested by drilling.

In mid-2000, Freegold approved the drilling of a single angle hole to test the above possibilities.  Diamond core hole CHD00-1 was collared south of the Wyoming vein (southern-most vein in the area) and was directed due north at –50 degrees inclination (Freeman, 2001; Figure 6). The hole was terminated at a depth of 1,000 feet.

In February 2002 Freegold completed approximately 4.5 line kilometers of capacitive coupled resistivity and VLF-EM surveys in the Cleary Hill mine area .  These surveys were designed to better define the structures which host high grade gold mineralization intersected in drilling conducted by the company in 1996 through 2000.  Preliminary data from these surveys suggest capacitive coupled resistivity was successful in outlining known veins and shear zones.

In August and September 2002, Freegold completed approximately 1,219 feet of backhoe trenching in 6 trenches in the Cleary Hill mine area.  A total of 292 chip channel and grab samples were collected.  All samples were submitted to ALS Chemex Labs for gold plus multi element ICP – MS analysis using 4 acid digestion.  Trenches 1, 2 and 3 were sited on conductive zones outlined by ground geophysics.  Trenches 4, 5 and 6 were sited on drilling, the 1939 drift maps and resistivity highs identified by 2002 ground geophysics. In general, bedrock consisted of highly oxidized quartzite, quartz mica schist, chlorite schist and local actinolite schist cut by quartz, quartz-carbonate and quartz-carbonate-sulfide veins ranging from a few centimeters to 50 centimeters in thickness.  Metamorphic foliation dips gently (25-30 degrees) to the northwest and strikes to the northeast parallel to regional folding.  Small-scale faulting, on the order of 1 to 10 feet, was observed in the trenches.  Gold mineralization is associated with high angle east-west striking quartz, carbonate or sulfide bearing veins and with shear zones where quartz volume is relatively low.  Low angle north dipping quartz veins normally are of metamorphic origin and are barren.

Prior to reclamation activities, the northern end of trench 3 (farthest east trench,) was extended to determine the extent of sporadic gold mineralization (to 3.1 gpt) near its northern end.  This extension exposed additional mineralization including an 18 inch thick quartz vein which contained coarse visible gold with assays grading up to 428 gpt (12.5 opt).  Gold is hosted in leaf form at the core of a banded gray and white polyphase quartz vein suggesting multiple phases of quartz injection along the controlling structure.  A grab sample of vein material from this shear returned 31.6 gpt (0.923 opt).  Metallic screen analysis indicated that standard –150 mesh fire assay results are nearly identical to weighted average metallic screen assay results suggesting nugget effect is not present to any significant degree.  A plot of the location of this high grade vein suggests it could be the eastern extension of the Wackwitz vein which was exposed approximately 400 feet to the west in trench 5 where the shear hosting the vein returned 5 feet grading 11.5 gpt (0.337 opt). Mineralization associated with this new vein discovery is open in all directions.

A previously unrecognized shear zone was encountered in trench 5 approximately 25 feet south of the Wackwitz vein.  A 5 foot chip channel sample from iron oxide-stained black quartzite at 210 to 215 feet averaged 6.63 gpt (0.193 opt).  A grab sample from this same zone returned a value of 211.4 gpt (6.167 opt). This shear zone may have been intercepted in the 1939 drift however it currently is not possible to make a correlation with a specific shear zone in the underground workings. The Colorado vein probably was exposed at 160 to 170 feet in north end of trench 4.  This interval returned 4.2 gpt gold (0.125 opt) from iron oxide stained quartzite and quartz muscovite schist.  Mineralization adjacent to this zone was relatively low grade (100 to 200 ppb). Trench 3 was the farthest east trench excavated in the program and returned two zones of significant gold mineralization.  A 10 foot interval from 110 to 120 returned 5.7 gpt (0.166 opt) from quartz chlorite schist containing quartz veining while the interval from 275 to 300 returned 25 feet grading 1.6 gpt (0.047 opt) from similar chloritic schists.  Neither of these two zones were known from previous surface or underground work and their relationship to mineralization exposed over 400 feet to the west in trenches 4, 5 and 6 is uncertain at present.  The extension of the zone ending at 300 feet in trench 3 was tested by the trenching discussed in item 15 above.

Several other areas of the Golden Summit project possess potential for combined high grade and low grade mineralization in vein swarm settings similar to that discovered in the Cleary Hill mine area.  These veins swarms include the Newsboy mine area, the Saddle zone area and the Hi Yu mine area.

The majority of the work on the property was carried out under the supervision of Curtis Freeman, of Avalon Development Inc. The geophysical survey was conducted by Peter E. Walcott & Associates Limited. The data obtained in conjunction with all the work performed is considered to be reliable.

Mineralization

Over 63,000 strike feet of mineralized shear zones have been identified within and immediately adjacent to the Golden Summit project (Freeman and others, 1996).  The majority of the mineralized shear zones trend N60-80W and dip steeply to the southwest.  However, the western end of the project area contains predominantly N60-80E trending, steeply north dipping shear zones.  In addition, exploration activities conducted by Freegold have identified previously unrecognized shear zones trending N30-50W and due north-south (Freeman and others, 1998).  These shear zones possess significantly different metal suites than N80W and N60E trending shears.  These shear zone geometries and their distribution may represent sympathetic structures generated by regional scale shear couples related to Tertiary (post 55 Ma) motion of the Tintina and Denali faults (Flanigan and others, 2000).

The major historic lode gold mines of the Golden Summit project derived their production primarily from northwest and northeast trending high angle, low sulfide, gold-polymetallic quartz veins and shear zones which transect lower plate rocks of the Cleary sequence (Pilkington, 1969l; Freeman and others, 1996).  These shear zones are characterized by a metal suite containing free gold with tetrahedrite, jamesonite/boulangerite, arsenopyrite, stibnite and scheelite with minor base metals.  Fluid inclusion data suggest mineralization was associated with high CO2, low salinity fluids at temperatures average 350 oC. Lead and sulfur isotope data, tellurium geochemistry and tourmaline compositions suggest a strong plutonic component to the Golden Summit shear hosted mineralization (McCoy and others, 1997).

Drilling

Drilling completed on the Golden Summit project includes with 68,370 feet of core and reverse circulation drilling in 172 holes.  Drilling was conducted by third-party contractors in 1992, 1994-98, 2000 and 2003 and consisted of both diamond core and down-hole hammer reverse circulation drilling.

All drilling conducted during these programs was managed by Avalon Development and was conducted by local and national drilling contractors.  Reverse circulation samples consisted of one-eighth splits of each 5 foot interval while all core samples were sawed at variable intervals depending on visible geological criteria.

Sampling and Analysis

During the period 1992 to 2000, analytical work was completed by Chemex Labs and Bondar Clegg Ltd. at their facilities in Vancouver, B.C. Duplicate samples were inserted on a one for ten basis beginning in 1996 while blanks and standards were used in 1998, 2000 and 2002.  During all programs, Avalon Development collected, logged and retained the samples collected in the field until turned over to a commercial laboratory representative.  Selected sample pulps were reanalyzed by metallic screen methods to quantify nugget effect in high grade samples of where visible gold was noted during sampling.

Analytical work consisted of a series of gold by fire assay plus multi-element inductively coupled plasma (ICP) analyses.  Prior to 2000 all samples were prepared using two acid digestion procedures.  Sampling conducted in 200 and 2002 used four acid digestion procedures.

Security of Samples

All samples collected on the Golden Summit project were retained at Avalon’s secure warehouse facility until picked up by Chemex or Bondar Clegg.  Sample preparation was completed by Chemex or Bondar Clegg in their laboratories in Anchorage and/or Fairbanks.

Sample duplicates were inserted into drill sample strings on a one for 10 basis.  Blanks and a small number of standards were introduced into sample streams in 1998, 2000 and 2002. Sample blanks composed of Browns Hill Quarry basalt from the Fairbanks Mining District, Alaska were inserted on a minimum 1 for 25 basis into the sample sequence. Extensive previous analysis of this same blank rock type has given Avalon a large geochemical database for use on a comparative basis.  Analyses of variance performed by on samples analyzed by Bondar-Clegg and Chemex indicate no unusual or spurious sample results in the blanks submitted.  Samples containing coarse gold may present repeatability problems due to nugget effect which future exploration needs to consider.

Mineral Resource and Mineral Reserve Estimates

There are no mineral resources or mineral reserves on the Golden Summit project.

Exploration and Development

Based on preliminary field, laboratory and literature studies completed to date, the following recommendations for future work are warranted:

1.

Phase 1 Core Drilling: Three additional diamond drill holes should be drilled into the Currey zone to establish its true dip.  Two north-directed holes, angled at –50 and –65 degrees and totaling 400 feet depth each should be collared from the same pad located about 100 feet due north of hole CHD00-1.  One south directed hole totaling 400 feet depth should be collared about 100 feet due north of the projected surface outcrop of the Currey zone.  All holes should be drilled with HX core with emphasis on recovery in extremely broken shear zones.  The estimated cost of this drilling is $60,000.

2.

Geophysics: Pending the reduction of resistivity data collected in February, 2002, additional resistivity or comparable geophysics may be warranted.  Given the lack of outcrop in the area, geophysical work may help reduce trenching or drilling designed to find and determine the strike and dip of mineralized structures.  The estimated cost of doubling the strike length of the Currey zone that was covered by the initial resistivity survey is approximately $15,000.

3.

Data Compilation: The Golden Summit property contains a number of past producing mines as well as gold prospects where mineralization has been documented.  Primary among these prospects are the Hi Yu mine (110,000 ounces of past production), McCarty – American Eagle mine (60,000 ounces of past production) and Newsboy mine (40,000 ounces of past production, Freeman and others, 1996).  Exploration success at the Cleary Hill mine area was a direct result of data compilation and conversion to a GIS platform that enabled accurate drill hole placement.  Similar data compilation needs to be conducted at the other high grade mines and prospects on the property.  The estimated cost of such work is US$25,000.

4.

Phase 2 Core Drilling: Step-out drilling to the east and west along strike of the Currey discovery hole should be conducted once the results of Phase 1 drilling are known.  A series of vertical and 50 degree north directed angle holes should be drilled along strike of the discovery area on spacings ranging from 100 to 200 feet east-west.  A total of 15 holes averaging 500 feet depth each will be drilled on three hole fences.  Total drill footage is 7,500 feet.  Total cost of this phase of work is estimated at US$400,000 (all-inclusive).

2.

ROB GOLD PROJECT, ALASKA

The following italicized text was excerpted from a 43-101 Report prepared by Avalon Development Corporation entitled “Executive Summary Report for the Rob Project, Goodpaster Mining District, Alaska, dated January 15th, 2003” filed in conjunction with this AIF.

Property Description and Location

The Rob prospect is located in east-central Alaska approximately 110 miles southeast of Fairbanks and 50 air miles northeast of Delta Junction. The Rob project consists of 106 state of Alaska mining claims covering 4,240 acres in the Big Delta quadrangle in Townships 6 and 7 South, Ranges 17 and 18 East. The claims are registered as Rob 1 through Rob 106 with Alaska Division of Land (ADL) numbers 540699 through 540714, 544324 through 544339 and 545266 through 545339.  Mineral rights in this part of Alaska are administered by the State of Alaska.  Annual rents are $130 per claim for State claims ($13,780 total) and rental payments are due and payable by November 30 of each year.  Annual work commitment on the properties in the amount of $100 per claim per year is required with amounts in excess of these levels bankable up to four years into the future.  All claims currently are in good standing.

In August 2002 Freegold acquired the option to purchase a 100% interest in the Rob project subject to cash and stock payments and Net Smelter Returns royalties held by the property owner (Ronald Bailey) and vendor (Anglo Alaska Gold Corp.). Cash payments total US$15,500 over 7 years to the vendor, $93,500 over 7 years to the property owner, and share payments to the vendor of 500,000 shares on regulatory approval, 500,000 shares on or before July 1st, 2003 and 500,000 shares once Freegold has expended in excess of US$1,000,000 on property exploration. In addition the property is subject to annual advance royalty payments of US $30,000 commencing December 1st, 2008 if the London Gold Price for the preceding year averages less than US $350/oz, US $40,000 if the London Gold Price for the preceding averages less than US $400/oz but greater than US $350 and US $50,000 if the London Gold Price for the preceding averages more than US $400/oz. Freegold may purchase 100% of the Property for US $1.5 million. The Property is subject to a 1% net smelter return (NSR) royalty if gold is less than US $300 per oz, 1.5% NSR if gold prices between $301 and $350/oz and 2% for gold prices greater than US $350. Freegold has the right to purchase the NSR for US $500,000 for each percentage point. In addition, Anglo Alaska retains a 1% NSR. Freegold may also purchase the above NSR for US $1 million. The claims have not been surveyed by a registered land surveyor and there is no State or federal law or regulation requiring such surveying.  There are no known environmental liabilities attached to the property and permits for future work will be acquired from the Alaska Department of Natural Resources on an as-needed basis.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Rob project is accessible via helicopter and dozer trails which access several areas of the property from the Tibbs Creek drainage on the west and the Summit Creek drainage on the east.  Elevations on the property range from 4,000 in valleys to the east and west of the project to 5,080 feet on Black Mt. to the south of the project. Topography is relatively rugged with vegetation-free peaks and ridges in the central portion of the property and boreal forest cover at lover elevations.  Sub-arctic climate prevails in this part of Alaska and allow a snow-free working season in most years from May through September.

The city of Fairbanks (population 40,000) is located 110 miles to the northwest of the Rob project and is the regional commercial hub for this part of Alaska.  The city hosts an international airport, commercial fixed wing and helicopter service, and most of the support industry required for mineral exploration.  Teck Cominco and partner Sumitomo Metal Mining currently are in the latter stages of permitting to construct and operate a year-around underground mine at the 5.6 million ounce Pogo deposit located 22 miles northwest of the Rob project.  Teck-Cominco’s current preferred options call for construction of an all-season road and a high-voltage power line from existing road and power facilities south of the project (Freeman, 2000).

History

The Goodpaster region was first explored for placer gold in 1915. In the early 1930’s, gold-bearing quartz veins were discovered in the upper Tibbs Creek area. By the winter of 1936, the first underground workings were being installed. The original base camp was on Summit Creek. A 450 foot tunnel was driven following a small vein, termed the Blue Lead Extension. In the summer of 1936, five men drove a 300-foot tunnel at the outcrop of the Blue Lead vein (Reed, 1937). During the winter of 1937, a 300-foot tunnel was driven at the Grizzly Bear mine and a 50-ton mill was constructed. In the summer of 1938 the mill was moved to the Blue Lead mine and operated for a year and a half until the fall of 1939 (Joesting, 1938). During 1938-39 approximately 150 tons or ore from the Blue Lead mine yielded a recovery of 132 ounces of gold and 25 ounces of silver (recovered grade equivalent to 0.88 opt Au and 0.167 opt Ag, Thomas, 1970).  Between 1939 and 1942 approximately 350 tons of ore of unknown tenor were processed from the Grizzly Bear mine. Other than these small production lots, there has been no commercial production from the property.  The Grizzly Bear Mine, Blue Lead Mine, and Gray Lead Mine are within the Rob property.

Regional scale geological mapping was completed in the area by the U.S. Geological Survey in the mid-1970’s (Weber, et al, 1979).  Stream sediment samples were collected in the region as part of the National Uranium Resource Evaluation (NURE) program in the late 1970’s (Hoffman and Buttleman, 1996).  Stream sediment and pan concentrate samples were collected in the region and high altitude airborne magnetic surveys were conducted over the Rob prospect area by the U.S. Geological Survey as part of the Alaska Mineral Resource Appraisal Program (AMRAP, Foster and others, 1979, Menzie and Foster, 1978, Griscom, 1978).  The Alaska Division of Geological and Geophysical Surveys (DGGS) completed airborne magnetic and resistivity surveys over the Pogo area in 2000 and 2001 but their surveys did not cover the Rob prospect area. (Alaska DGGS, 2002).

The Stone Boy JV (Sumitomo Metal Mining and WGM) optioned the Rob property in 1995 and between then and 1999 completed over $1.3 million in exploration on the property including extensive airborne and ground geophysics, soil and rock geochemical sampling, geologic mapping, trenching and limited diamond drilling.  During that period exploration efforts generated 2,059 soil samples, 340 rock samples, 7 stream silt samples and 2,060 core samples from 16,206 feet for diamond drilling (Bailey, 2001).  Approximately 38,400 line-feet of CSAMT geophysics also were completed.  The property option was terminated in mid-2000.

No exploration was conducted on the property in 2000 or 2001.  Limited due diligence geochemical rock sampling and orientation soil auger sampling was conducted on the property for Freegold in 2002.

Geological Setting

Terrane models of Alaska refer to the east-central portion of Alaska, between the Yukon River to the north and the Alaska Range to the south, as the Yukon-Tanana terrane (YTT) (Nokleberg, et al, 1994).  This is a largely metamorphic and igneous province which is bounded on the north by the Tintina Fault and on the south by the Denali Fault.  These parallel, dextral strike slip faults form major sutures and are speculated to have up to 400 km of offset since the late Cretaceous (Foster and others, 1977a, 1978, 1983; 1987; 1994; Jones, et al, 1984).  Conjugate to these large scale structures are numerous northeast-trending faults, such as the Shaw Creek and Volkmar Faults, which dissect the YTT (Weber and others, 1976, LeLacheur, 1991, Smith, 1998, 1999, Smith and others, 1999, 2000); Also between the Denali and Tintina Faults are several large scale, northwest-trending sympathetic faults, including the Pogo and Camp Creek Faults.  Rocks comprising the YTT are poly-deformed and poly-metamorphosed, mid-Paleozoic and older, sedimentary, volcanic and plutonic rocks which are intruded by mid-Cretaceous to early Tertiary plutonic and minor volcanic rocks.  East of the Shaw Creek Fault the terrane is dominated by amphibolite grade and locally higher grade rocks.  West of the Shaw Creek Fault the regional metamorphic grade is in the greenschist facies.  This configuration suggests that rocks east of the Shaw Creek Fault represent deeper erosional levels due to greater uplift.  The current prevailing theory on the origin of the YTT suggest development of a Devonian volcanic arc along the continental margin of the North American craton (Aleinikoff, et al, 1995; Nokleberg, et al, 1994).

The Goodpaster Mining District lies midway between the Denali and Tintina Faults.  The district is characterized by a basement of high grade metamorphic rocks forming a core complex or gneiss dome in the southern portion of the Big Delta B-2 quadrangle.  The central portion of the dome is occupied to a large extent by augen gneiss.  Flanking the augen gneiss core are coarse-grained, banded gneisses and schist of sillimanite grade.  North of the banded gneisses are garnet-bearing gneisses and schists with local sillimanite, whereas to the south are lower grade schists and quartzite containing muscovite, calc-silicates and minor garnet.  The Pogo gold deposit is hosted largely by biotite gneiss forming the northwest portion of the metamorphic complex.

Exploration

The Rob property is situated on the southeast end of a +30 kilometer long gneiss dome that forms the core of the Goodpaster District. The prospect is located in a similar position as the Pogo deposit to the northwest. Bedrock over the Rob property is comprised predominantly of gneiss/quartzite units (PzpCg) and augen gneiss lithologies (unit PzpCa) which are intruded by a series of small Cretaceous to Tertiary granodiorite to quartz monzonite plutons (units TKg) and the older(?) granodiorite to quartz monzonite Goodpaster batholith (unit Kg, Figure 3).  Mineralization discovered to date appears to be spatially associated with these plutonic bodies

The Rob property is cut by a series of early N50E trending high angle structures (Double Bear, Gray Lead and Black Mt. faults) which appear to be cut by younger east-west trending high angle structures (Wolverine and Antimony Creek faults, Figure 4).  Most of the previously discovered precious metal veins on the property trend parallel to the N50E trending structures in areas where TKg granitic bodies are present.

The historic lode gold prospects on the Rob prospect are gold-bearing quartz veins in shear zones. Veins average from 2 to 3 feet in width but reach up to 8 feet wide. Quartz veins contain gold and a variable assemblage of sulfides including arsenopyrite, covellite, digenite, stibnite, jamesonite, molybdenite and pyrite (Bailey, 2001). Gold content typically decreases as sulfide content increase. When gold is present, it is usually extremely fine grained. However, several veins such as those at the Blue Lead mine and Grizzly Bear mine contain relatively coarse gold.

Limited rock sampling conducted during the AMRAP program revealed strongly anomalous Au (to 4 ppm), As (to +100,000 ppm), Bi (to 150 ppm), and antimony (to 500 ppm) from grab samples collected on what is now the Rob property (Hessin and others, 1978).  Despite the strong gold in rock values detected during the AMRAP program, none of the stream sediment or pan concentrate samples collected from creeks draining the Rob property returned anomalous Au.  Anomalous As in stream sediment samples (to 500 ppm) and pan concentrate samples (to 1,000 ppm) was detected from a number of creeks draining the property. Anomalous Bi (10 ppm) also was detected from the only stream sediment sample collected on Johnson Creek during the AMRAP program.

Geochemical samples collected by the Stone Boy JV between 1995 and 1999 indicate four areas of the property contain discrete exploration targets which warrant additional exploration: the Gray Lead, Blue Lead, Michigan and Wolverine areas.  A summary of significant geochemical results is presented in Table 1 and a map showing the location of soil anomalies, drill holes, structures and known veins is presented as Figure 5. Results include grab samples up to 5.43 ounces per ton gold and drill intercepts up to 13.5 feet grading 1.01 ounces per ton gold from the Gray Lead prospect, grab samples up to 28.9 ounces per ton gold from the Michigan prospect, grab samples up to 27.8 ounces per ton gold and drill intercepts up to 77.4 feet grading 0.04 ounces per ton gold from the Blue Lead prospect and grab samples up to 2.25 ounces per ton gold from the Wolverine prospect.

Although some drilling has been completed, several large +50 and +200 ppb gold soil anomalies remain untested by drilling.  The most significant of these include the Michigan lode and Galosh prospect in the Michigan area, the Augen and Hilltop prospects in the Gray Lead area, the Blue Lead South, O’Reely and Tenor prospects in the Blue Lead area and the Wolverine south prospect in the Wolverine area.

During the summer of 2002, reconnaissance exploration work was conducted on behalf of Freegold by Avalon Development to verify some of the past exploration results reported from the property.  A total of 113 rock samples and 12 soil auger samples were collected during this reconnaissance work.

Comparison of results from 1995 to 1999 exploration programs and limited sampling conducted in 2002 indicates that past rock sample exploration data accurately portrays the mineralization present on the Rob property.  However, top of bedrock soil auger sampling completed at several sites previously sampled by shovel sampling indicate that past soil data does not accurately portray metal distribution or relative metal enrichment on the Rob prospect.  A total of 12 previously sampled soil sites were twinned in 2002 using hand-held power auger methods.  Bedrock was at least 3 feet below surface in all soil auger sites sampled whereas shovel soil samples were collected at average depths of about 1 foot.  A comparison of gold values from these twinned sites is presented in Table 3.  With the exception of two samples, all of the auger soil samples were higher than the shovel samples taken at the same site.  Perhaps most important, three of the power auger soil samples returned dramatically higher gold values than their shovel sample counterparts: 15 versus 105 ppb, -5 versus 105 ppb and 55 versus 385 ppb.  These results suggest that other samples which returned gold values at or below detection limit from the WGM/Sumitomo grid could be significantly higher.  Comparison of pathfinder elements from both soil sampling programs indicates results similar to those for gold.

TABLE 3: Comparison of shovel versus power auger soil sampling on the Rob prospect.  Data from Avalon Development, analyses by ALS Chemex.

Line and Sample #	Au (ppb) Shovel Soil	Au (ppb) Power Auger Soil
North, 1	10	15
North, 2	90	95
North, 3	15	105
North, 4	-5	15
North, 5	-5	35
North, 6	40	15
South, 1	-5	25
South, 2	-5	100
South, 3	55	385
South, 4	65	45
South, 5	-5	15
South, 6	-5	-5
South, 7	-5	5

Although the small number of soil samples twinned at Rob is by no means statistically meaningful, the results indicate that substantially larger and higher-grade gold in soil anomalies may exist on the project.  Given that the 100 ppb gold outline defined the Fort Knox, True North, Dolphin and Pogo deposits, it is possible that larger and higher grade gold in soil anomalies exist at Rob outside of the 50 and 200 ppb anomaly outlines previously detected (Figure 5).  If this is the case, areas being considered for drilling in 2003 should have soil auger sampling completed over them prior to conducting drilling.

Mineralization

Using the above exploration model, seven different potentially economic gold deposit types have been identified in Interior Alaska, three of which are known to exist on the Rob prospect. They are:

1.

Stockwork-shear style mineralization hosted in porphyritic intermediate to felsic intrusives.  Mineralization contains Au with anomalous Bi, Te, W and trace Mo. Examples include Fort Knox (7.2 Moz) and Dublin Gulch (+1 Moz).  There is a strong genetic relationship between host intrusion and gold mineralization.  The Michigan prospect on the Rob property is an example of this style of mineralization.

2.

Porphyritic stockwork with intrusion/schist shear hosted Au-As-Sb (Ryan Lode, 2.4 Moz) with a strong genetic relationship between host intrusion and gold mineralization,

3.

Gneiss or high-grade schist-hosted quartz veins proximal to causative intrusives.  Metals associated include Au, Bi, and As and possibly Cu and W.  The Pogo deposit (5.6 Moz) is the best example of such mineralization. Mineralization is genetically related to plutonic activity but is not hosted in intrusive rocks.  The Grey Lead and Hilltop prospects on the Rob property are examples of this style of mineralization.

4.

Au ± base metal, ± Ag ± W ± Bi intrusion hosted mineralization with a possible genetic relationship between precious metal mineralization and intrusion.  Examples include Dolphin deposit in the Fairbanks District (0.6 Moz).  The Blue Lead and Grizzly Bear prospects on the Rob property are an example of this style of mineralization.

5.

Structurally controlled mineralization hosted by schist-only high angle shear zones and veins.  Associated metals include Au, As, Sb, Ag, Pb and W in low sulfide quartz-carbonate veins.  Alteration adjacent to veins is pervasive quartz-sericite-sulfide alteration that can extend for up to one mile from the source structure.  Deposits were mined heavily prior to World War II and are noteworthy because of their exceptional grades (+1 to +5,000 opt Au).  Examples from the Fairbanks District include Cleary Hill (280,000 oz production), Christina, Hi Yu (110,000 oz production) and Ester Dome veins.

6.

Low angle, disseminated, carbonate-hosted Au-As-Sb mineralization associated with brittle thrust or detachment zones distal to generative intrusives.  Examples include Gil Extension (0.4 Moz) and True North (2 Moz), both in the Fairbanks District.

7.

Shear-hosted monominerallic massive stibnite pods and lenses.  Trace As, Au, Ag and Pb but these prospects are noteworthy because they appear to represent the most distal end members of the intrusive gold hydrothermal systems.  Examples include Scrafford mine in the Fairbanks District and Stampede mine in the Kantishna District.

Granitic Cretaceous rocks on the Rob property share many characteristics with mid Cretaceous gold-related plutons in the Tintina Gold Belt.  The coincident anomalous metals (Au, Bi, As, and Sb) and a granitic host for much of the mineralization suggest that the granitic plutons on the property are related to mineralization.  The nearby Pogo deposit also contains anomalous concentrations of Bi, As, although the presence of Sb, Ag and base metals in some of the Rob project area prospects suggest variable erosional depths currently are exposed on the Rob project. Analogous elemental patterns occur in the Fairbanks mining district near the Fort Knox, True North, Ryan Lode, and Dolphin gold deposits (combined resources of +12 Moz).

Drilling

Diamond core drilling was conducted at the Rob prospect between 1995 and 1999 by the Stone Boy joint venture (Bailey, 2001).  Details of these programs are not currently available to the author.

Sampling and Analysis

Details pertaining to sampling methods and approach on the Rob prospect currently are not available to the author.  All exploration work completed during the period 1995 through 1999 was managed and conducted by WGM, the Alaskan subsidiary of Watts, Griffith and McQuat., the same highly respected and competent mineral consulting firm that was responsible for discovery of the Pogo deposit.

Geochemical samples collected in 2002 were described in the field and located using hand-held global positioning system (GPS) methods.  All samples were transported by Avalon Development employees directly from the field to Avalon’s secure warehouse in Fairbanks where they were picked up by representatives of ALS Chemex.

Security of Samples

Details pertaining to pre-2002 sample preparation, analysis and security on the Rob prospect currently are not available to the author.  All samples collected in 2002 were prepared and analyzed by ALS Chemex at their facilities in Fairbanks and Vancouver.  Analytical work consisted of gold by fire assay plus multi-element inductively coupled plasma – mass spectrometer (ICP-MS) analyses.  Sample pulps and rejects were returned to Avalon Development and stored in their secure warehouse.

Details pertaining to data verification techniques and procedures on the Rob prospect currently are not available to the author.  Blanks samples of Quaternary basalt from the Browns Hill Quarry were inserted into the sample stream in 2002.  Inspection of the geochemical data from these blanks suggests analytical work conducted by ALS Chemex was of a high quality.

Mineral Resource and Mineral Reserve Estimates

There currently are no mineral resources or mineral reserves on the Rob project.

Exploration and Development

Based on preliminary field, laboratory and literature studies completed to date, the following recommendations for future work are warranted:

1.

All previously collected data from the Stone Boy JV should be compiled into a single GIS database.  Analysis of these data should then be conducted to determine additional high priority exploration targets.  The estimated cost of this program is $25,000.

2.

Additional diamond core drilling should be conducted in the Gray Lead prospect where previous drilling intercepted significant grade and thickness.  Approximately 5,000 feet of diamond drilling are recommended for the Gray Lead.  Approximate cost of this drilling is $500,000.

3.

Diamond drilling should be conducted on the Michigan lode where +25 opt gold was discovered in trenching.  Approximately 5,000 feet of diamond drilling are recommended for the Michigan prospect.  Approximate cost of this drilling is $500,000.

4.

Reprocessing of existing airborne magnetic and resistivity data is recommended.  Such work should be conducted by an experienced geophysical consultant and should include depth-slicing and three dimensional structural interpretation.  Estimated cost of this work is $25,000.

5.

Limited top of bedrock power-auger soil sampling should be conducted over selected areas of the property to determine if this method will reveal more useful information than previously conducted soil sampling. Approximately 150 samples should be collected.  The estimated cost of this work is $7,500.

The total cost of the above-recommended work is US$1,057,500

3.

UNION BAY PGM PROPERTY

The following italicized text was excerpted from a 43-101 Report prepared by Avalon Development Corporation entitled “Executive Summary Report for the Union Bay PGE Project, Ketchikan Mining District, Alaska, dated January 21st, 2003” filed in conjunction with this AIF.

Property Description and Location

The Union Bay PGE prospect is located in southeast Alaska about 35 miles north-northwest of Ketchikan on the northeast end of Cleveland Peninsula (Figure 1). The Union Bay project consists of 336 unpatented Federal lode mining claims covering 6,720 acres, 42 unpatented Federal placer claims covering 840 acres and 6 state of Alaska mining claims covering 240 acres (Figure 2). The claims are located in Township 70 South, Ranges 86 and 87 East, Copper River Meridian and are registered in the Ketchikan Recording District as Alaska Division of Lands and U.S. Bureau of Land management case file numbers 604428-604432, 604576, 82439-82585, 82719-82739, 82946-83168.  Mineral rights in this part of Alaska are administered by the State of Alaska (State claims) and the U.S. Forest Service (federal claims).  The Union Bay project is located within the Tongass National Forest on multiple-use lands open to mineral development. Annual rental payments are due on or before each August 31 and total $100 per claim per year.  Annual rentals are paid in lieu of work on Federal ground.  Annual rents are $25 per claim for State claims and work on the properties in the amount of $100 per claim per year is required.  All claims currently are in good standing.  The claims have not been surveyed by a registered land surveyor and there is no State or federal law or regulation requiring such surveying.  There are no known environmental liabilities attached to the property and permits for future work will be acquired from the U.S. Forest Service and the Alaska Department of Natural Resources on an as-needed basis.

In April 2001 Quaterra Resources acquired the right to earn a 50% interest in the Union Bay project by spending US$ 1.0 million on exploration and development and by making staged cash payments to Freegold totaling US$100,000 over four years. Quaterra would also issue Freegold up to 200,000 shares of its common stock over the next year. Quaterra was the operator during the earn-in period, with fieldwork directed by its Alaskan -based consultant Avalon Development Corporation. Expenditures by Quaterra at Union Bay through December 2001 totaled approximately $550,000.  No further fieldwork was conducted in 2002 and in August 2002 Quaterra withdrew from the joint venture due to economic considerations.  The property reverted to 100% to Freegold which announced in October 2002 that it has signed a joint venture agreement on the property with Pacific North West Capital Corp. whereby the latter could earn up to 50% interest in the project by completing exploration expenditures totaling $1 million, issuing 60,000 shares, and making cash payments of $100,000 over 4 years

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Union Bay PGE prospect is located in southeast Alaska about 35 miles north-northwest of Ketchikan on the northeast end of Cleveland Peninsula (Figure 1). The Union Bay project consists of 336 unpatented Federal lode mining claims covering 6,720 acres, 42 unpatented Federal placer claims covering 840 acres and 6 state of Alaska mining claims covering 240 acres (Figure 2). The claims are located in Township 70 South, Ranges 86 and 87 East, Copper River Meridian and are registered in the Ketchikan Recording District as Alaska Division of Lands and U.S. Bureau of Land management case file numbers 604428-604432, 604576, 82439-82585, 82719-82739, 82946-83168.  Mineral rights in this part of Alaska are administered by the State of Alaska (State claims) and the U.S. Forest Service (federal claims).  The Union Bay project is located within the Tongass National Forest on multiple-use lands open to mineral development. Annual rental payments are due on or before each August 31 and total $100 per claim per year.  Annual rentals are paid in lieu of work on Federal ground.  Annual rents are $25 per claim for State claims and work on the properties in the amount of $100 per claim per year is required.  All claims currently are in good standing.  The claims have not been surveyed by a registered land surveyor and there is no State or federal law or regulation requiring such surveying.  There are no known environmental liabilities attached to the property and permits for future work will be acquired from the U.S. Forest Service and the Alaska Department of Natural Resources on an as-needed basis.

The Union Bay project is accessible via boat, small float plane and helicopter.  There is tidewater access to the west of the property at the abandoned cannery on Cannery Creek and at the small protected bay at Vixen Harbor on the north end of the property (Figure 2).  Numerous areas of the property are accessible with a helicopter.  Elevations on the property range from sea level to 2,874 feet at the peak of Mt. Burnett. Topography ranges from relatively flat outwash plains on the north to rugged vegetation-free peaks in the center of the property.  Temperate wet weather conditions prevail in this part of Alaska and allow a snow-free working season in most years from May through November.

The city of Ketchikan (population 14,000) is located 35 miles to the south southeast and is the regional commercial hub for this part of southeast Alaska.  The city hosts an all-season deep water port, international airport, commercial fixed wing and helicopter service, and most of the support industry required for mineral exploration.  Construction is under-way on a high capacity hydroelectric power line linking Ketchikan with Wrangell and Petersburg.  This project, known as the Four Dam Pool project, will bring low cost commercial power to within a few miles of the Union Bay project.

History

In 1938, J.C. Roehm of the Alaska Territorial Department of Mines discovered chromite in the Mount Burnett area (Roehm, 1938).  Subsequent to Roehm’s discovery, the area was sampled by local prospectors through 1942 (Maas and others, 1995).  In 1941, Reed and Gates of the USGS performed a cursory examination of the geology and took representative samples of the ultramafic rocks (Maas and others, 1995).  In 1943, the first comprehensive geologic mapping was conducted in the area (Kennedy and Walton, 1946).  By 1954, Columbia Iron Mining Company staked claims on the iron deposits on the west side of the Cleveland Peninsula.  Columbia Iron acquired patent to 18 claims and performed extensive surface and subsurface investigations through 1970. Reserves at the Union Bay are estimated at 900 million tons grading 18-20% Fe and 2% Ti (Maas and others, 1995). In 1959, Columbia Iron geologists, Ruckmick and Noble, published a geologic map of the area and detailed petrographic findings of the complex (Ruckmick and Noble, 1959).

In 1964, a small gold – base metal prospect was staked near the shoreline along Vixen Inlet.  In 1992, the area was rediscovered by Bureau of mines geologists and a 4 meter deep shaft was found behind beach outcrops of mineralized Alaskite dikes that contained anomalous base-metal sulfides and silver (Maas and others, 1995).

As part of a study of various south and southeastern Alaska ultramafic complexes, Clark and Greenwood (1972) performed limited sampling of the Union Bay ultramafic complex.  Examination and assay of pure mineral separates indicate that most of the PGE is within magnetite (Clark and Greenwood, 1972).  Metallurgical work performed on the dunite by the Bureau of Mines in 1979 (Dahlin and others, 1981), and geochemical rock sampling in 1989 from Mount Burnett (Foley, 1990) support the magnetite rich pyroxenite/PGE association observed by Clark and Greenwood.  Further work performed in 1995 by Bureau of Mines geologists was geared toward PGE in stream placer and pan concentrates from drainages north and northeast of Mount Burnett (Maas and others, 1995).

No further work was conducted on the property until acquired by Freegold in May 2000 (see Exploration). In 2000, Avalon Development Corp. conducted a reconnaissance scale fieldwork at Union Bay for Freegold (Avalon 2000).  Work included claim staking, reconnaissance geologic mapping, grab rock sampling and chip rock sampling. Field observations suggested that PGE mineralization is associated with magnetite in veins, clots and disseminations hosted primarily by wehrlite and olivine pyroxenite. Three principal zones of magnetite mineralization were identified during the 2000 field program: North Zone, South Zone and Core Zone.  The results of this work were presented by Avalon (2000).

In 2001 Quaterra Resources acquired an interest in the project and completed reconnaissance mapping, geochemical sampling and drilling during the period March through September (Avalon, 2001).  Additional claims were staked over the Union Bay complex in March and April 2001.  No geological work was completed during this period.  Initial field efforts began in June on the North Zone where detailed mapping and sampling was conducted.  Following initial mapping, four NE-SW channel sample lines were cut with a portable rock saw and channel samples collected at intervals ranging from 30 to 90 cm.  The channels were cut in outcropping zones near the location of high grade Pt+Pd samples collected in 2000. Channel lines were oriented perpendicular to the lithology breaks and the mineralogical layering identified by geologic mapping. All of these contacts are oriented roughly at 320° with a dip varying between 65° and 80° to the northeast.

After the detailed work was finished at the North Zone, reconnaissance scale exploration was completed over other areas of the property. This work consisted of rock, soil and pan concentrate sampling and geologic mapping. Pan concentrate samples were collected on all major drainages on the property.  A small soil auger grid was established in the flats north of the North Zone to determine the potential of the area for alluvial Pt accumulations. No alluvial material was detected in the holes drilled. Most of the auger holes hit bedrock at approximately 3 feet depth after passing through poorly developed highly organic soils.  Most of the streams sampled are more deeply incised near tidewater than they are where they exit the uplands to the south indicating significant changes in base-level since the end of Quaternary glaciation in this part of Alaska.

A small test soil grid was established in the Jaguar zone to determine if soil sampling could be used to extend mineralization to the east where the rock does not outcrop. Sample results suggest soil sampling with shovel or mattock is an effective way of sampling in covered areas.

During late 2001 and early 2002 Christopher Van Treeck conducted a series of petrological and geological investigations on the Union Bay project as part of his work towards a Master of Science degree at the University of Alaska – Fairbanks.  Results of these efforts are not yet available.  No field work was conducted on the project in 2002.

Geological Setting

In 1938, J.C. Roehm of the Alaska Territorial Department of Mines discovered chromite in the Mount Burnett area (Roehm, 1938).  Subsequent to Roehm’s discovery, the area was sampled by local prospectors through 1942 (Maas and others, 1995).  In 1941, Reed and Gates of the USGS performed a cursory examination of the geology and took representative samples of the ultramafic rocks (Maas and others, 1995).  In 1943, the first comprehensive geologic mapping was conducted in the area (Kennedy and Walton, 1946).  By 1954, Columbia Iron Mining Company staked claims on the iron deposits on the west side of the Cleveland Peninsula.  Columbia Iron acquired patent to 18 claims and performed extensive surface and subsurface investigations through 1970. Reserves at the Union Bay are estimated at 900 million tons grading 18-20% Fe and 2% Ti (Maas and others, 1995). In 1959, Columbia Iron geologists, Ruckmick and Noble, published a geologic map of the area and detailed petrographic findings of the complex (Ruckmick and Noble, 1959).

In 1964, a small gold – base metal prospect was staked near the shoreline along Vixen Inlet.  In 1992, the area was rediscovered by Bureau of mines geologists and a 4 meter deep shaft was found behind beach outcrops of mineralized Alaskite dikes that contained anomalous base-metal sulfides and silver (Maas and others, 1995).

As part of a study of various south and southeastern Alaska ultramafic complexes, Clark and Greenwood (1972) performed limited sampling of the Union Bay ultramafic complex.  Examination and assay of pure mineral separates indicate that most of the PGE is within magnetite (Clark and Greenwood, 1972).  Metallurgical work performed on the dunite by the Bureau of Mines in 1979 (Dahlin and others, 1981), and geochemical rock sampling in 1989 from Mount Burnett (Foley, 1990) support the magnetite rich pyroxenite/PGE association observed by Clark and Greenwood.  Further work performed in 1995 by Bureau of Mines geologists was geared toward PGE in stream placer and pan concentrates from drainages north and northeast of Mount Burnett (Maas and others, 1995).

No further work was conducted on the property until acquired by Freegold in May 2000 (see Exploration). In 2000, Avalon Development Corp. conducted a reconnaissance scale fieldwork at Union Bay for Freegold (Avalon 2000).  Work included claim staking, reconnaissance geologic mapping, grab rock sampling and chip rock sampling. Field observations suggested that PGE mineralization is associated with magnetite in veins, clots and disseminations hosted primarily by wehrlite and olivine pyroxenite. Three principal zones of magnetite mineralization were identified during the 2000 field program: North Zone, South Zone and Core Zone.  The results of this work were presented by Avalon (2000).

In 2001 Quaterra Resources acquired an interest in the project and completed reconnaissance mapping, geochemical sampling and drilling during the period March through September (Avalon, 2001).  Additional claims were staked over the Union Bay complex in March and April 2001.  No geological work was completed during this period.  Initial field efforts began in June on the North Zone where detailed mapping and sampling was conducted.  Following initial mapping, four NE-SW channel sample lines were cut with a portable rock saw and channel samples collected at intervals ranging from 30 to 90 cm.  The channels were cut in outcropping zones near the location of high grade Pt+Pd samples collected in 2000. Channel lines were oriented perpendicular to the lithology breaks and the mineralogical layering identified by geologic mapping. All of these contacts are oriented roughly at 320° with a dip varying between 65° and 80° to the northeast.

After the detailed work was finished at the North Zone, reconnaissance scale exploration was completed over other areas of the property. This work consisted of rock, soil and pan concentrate sampling and geologic mapping. Pan concentrate samples were collected on all major drainages on the property.  A small soil auger grid was established in the flats north of the North Zone to determine the potential of the area for alluvial Pt accumulations. No alluvial material was detected in the holes drilled. Most of the auger holes hit bedrock at approximately 3 feet depth after passing through poorly developed highly organic soils.  Most of the streams sampled are more deeply incised near tidewater than they are where they exit the uplands to the south indicating significant changes in base-level since the end of Quaternary glaciation in this part of Alaska.

A small test soil grid was established in the Jaguar zone to determine if soil sampling could be used to extend mineralization to the east where the rock does not outcrop. Sample results suggest soil sampling with shovel or mattock is an effective way of sampling in covered areas.

During late 2001 and early 2002 Christopher Van Treeck conducted a series of petrological and geological investigations on the Union Bay project as part of his work towards a Master of Science degree at the University of Alaska – Fairbanks.  Results of these efforts are not yet available.  No field work was conducted on the project in 2002.

Exploration

Background: At the completion of fieldwork in July 2001, approximately 40% of the Union Bay property had been covered by reconnaissance sampling.  This work revealed six PGE-enriched zones of magnetite mineralization had been identified over a three-mile east-west distance on the north limb of the Union Bay complex.  These zones are referred to as the North, Jaguar, Lexus, East Cobra, West Cobra and Mt. Burnett zones.  These zones occur in magnetite-bearing pyroxenite, olivine pyroxenite and hornblende pyroxenite which form a predictable magmatic sequence near the outer rim of the Union Bay complex.  Within the six-square mile area sampled during 2001, 99 of the 306 grab rock samples returned assays >100 ppb Pt + Pd and 21 of these samples returned values >1000 ppb Pt + Pd.

Pan concentrate sampling conducted in 2001 confirmed the results of the USBM sampling (Maas and others, 1995) and extended anomalous zones upstream on Columbus Creek. One of the samples taken on Columbus Creek containing black sand yielded values of 880 and 150 ppb Pt + Pd (Table 3).  These samples are located west of the Jaguar zone suggesting it is be the source of the pan concentrate anomalies.  Farther upstream on Columbus Creek three consecutive pan concentrate samples returned 960, 323 and 150 ppb Pt + Pd (Table 3).  These samples are located too far upstream to have been derived from known mineralization on the Jaguar zone indicating that the Jaguar zone extends farther south than currently known or that a separate PGE-enriched zone is present in the upper part of the Columbus Creek drainage.  Pan concentrate samples on Akron Creek range up to 265 ppb Pt+Pd and were located downstream from the subsequently discovered Lexus and East Cobra zones. No significant PGE anomalies were detected in Youngstown, Dayton and the west fork of upper Akron Creeks however, stream gradients in excess of 500 feet per mile suggest these drainages are too steep to allow for alluvial accumulations.  Discovery of highly anomalous Pt + Pd in rocks within all three of these drainages support this conclusion and underscore the fact that pan concentrate sampling can be used to target an area for lode prospecting but can not be used to condemn its lode potential.

Table 3: Significant pan concentrate geochemistry from the Union Bay 2001 field program.

Sample	Creek	Pt (ppb)	Pd (ppb)	Pt+Pd (ppb)	Sample Description
492408	Akron	241	24	265	Fine sand, side drainage
492409	Akron	185	6	191	From the first sand bar in this drainage
492459	Akron	97	4	101	From a side drainage
492352	Columbus	148	2	150
492353	Columbus	312	11	323
492355	Columbus	951	9	960	Some black sand
492358	Columbus	870	10	880	Some black sand
492359	Columbus	140	10	150	Quartz and schist in sample from a small pup
492366	Columbus	151	7	158	Dark sands
492369	Columbus	186	5	191	Low gradient side channel
492451	Columbus West	107	3	110
492453	Columbus West	246	4	250
492408	Toledo	241	24	265	Fine sand collected from a side channel

Six of the soil samples taken at the Jaguar zone have Pt + Pd values >50 ppb. The highest soil sample had a value of 152 ppb Pt + Pd and was located the furthest south and east from the mineralized rock outcrops indicating that the zone might continue beyond the limit of the outcropping area.  Although limited in extent, this test soil grid indicates that shovel soil sampling may be a rapid and economical method of outlining anomalous lode mineralization in covered areas of the Union Bay complex.

A brief description of each of the mineralized zones follows.

North Zone: The North zone was discovered during reconnaissance rock sampling conducted in 2000 (Avalon, 2000).  As a result, initial field work in 2001 was concentrated in this zone.  A total of 84 grab samples were collected at the North Zone in 2001.  A total of 7 of the grab samples ranged from 1,000 to 17,910 ppb Pt + Pd and averaged 7,069 ppb Pt + Pd.  A total of 10 samples from channels 1, 3 and 4 had values higher than 100 ppb Pt + Pd with two contiguous samples from channel 1 returning values of 10,872 and 4,927 ppb Pt + Pd.  A detailed map of the North zone was completed during 2001 field work.

Jaguar: The Jaguar zone is located 400 meters southwest of the North Zone on the same ridge.  The zone was discovered in 2001 during reconnaissance mapping and sampling.  A series of wehrlite-hosted sub-horizontal to shallowly dipping magnetite veins, often associated with pyroxene dikes, contained the elevated PGE values.  The host rock and mode of magnetite occurrences are similar to rocks containing PGE mineralization at the North Zone.

Lexus: The Lexus zone is located 700 meters west of the Jaguar zone and was discovered during reconnaissance mapping and sampling in 2001 (Figure 4). Ridgeline traverses conducted in 2000 failed to locate significant PGE mineralization in this area (Avalon, 2000).  Reexamination of the western face of the ridge in 2001 revealed magnetite-bearing rocks which returned up to 5,014 ppb Pt + Pd. Only 7 grab rock samples were taken at Lexus.  All of the samples returned greater than 100 ppb Pt + Pd and two of those samples returned values of 5,014 ppb and 1,587 ppb Pt + Pd.  Mineralization is hosted in pyroxenite to olivine pyroxenite cut by magnetite veins.

The Lexus zone shows high Cr (avg. 0.57% and up to 2%) and slightly elevated Cu (avg. 59 ppm and up to 141 ppm) as well as Sb (avg. 15.2 ppm and up to 69 ppm). The Lexus zone and the southern portion of the Jaguar zone are similar in that they both exhibit elevated Cu and Fe values and low Ni values. Throughout the property pyroxene rich rocks often are associated with elevated Cu and Fe values in association with low Ni values.

East Cobra: The East Cobra zone is located approximately 0.5 km southwest of the Lexus zone and also was discovered in 2001 (Figure 4).  A total of 15 grab rock samples were taken at East Cobra.  This zone occurs on a cliff so sampling was limited to areas that could be reached from the base and along ledges.  All the mineralized samples are associated with magnetite veins and pods in clinopyroxenite to olivine pyroxenite.  Some of those samples exhibit magnetite veins with mica (phlogopite?) selvages.  Orientation of the magnetite veins is sub-parallel to the magmatic layering in the area which generally trends E-W.  One sample from this zone containing micas assayed at 8,853 ppb Pt + Pd.  This mica-bearing unit has been traced for over two miles to the west and may represent a PGE-enrich marker horizon within the Union Bay complex.

The East Cobra pyroxenite is finer grained than other pyroxenites mapped in the North, Jaguar and Lexus zones. It also differs from the Lexus zone on the basis of geochemistry.  Samples from East Cobra show lower values than Lexus samples for Cr (avg. 234 ppm compared to 5700 ppm), Cu (avg. 10 ppm compared to 59 ppm), Mg (avg. 2.7% compared to 5.8%), Ni (avg. 153 ppm compared to 326 ppm) and Sb (avg. 0.4 ppm compared to 15.2 ppm). Geochemistry from East Cobra also exhibits a distinctive set of elements which link it to West Cobra and Mt. Burnett to the west and set it apart from the Lexus, Jaguar and North zones to the east.  These elements include elevated Nb, K, Na, Sc, Sr, Ti coupled with depleted levels of Mg.

West Cobra: The West Cobra zone was discovered in 2001 and is located 0.5 km southeast of the peak of Mt Burnett (Figure 4).  A total of 13 grab rock samples were taken in rubble at West Cobra. All the samples from Cobra West were taken in rubble at the base of the upland hosting the Mt. Burnett zone.  The source of the rubble is somewhere uphill and could be located as far as the southern part of the Mt Burnett zone. Magnetite veins and pods in samples from the West Cobra are hosted by clinopyroxenite to olivine pyroxenite.  Two of those samples assayed at 2,910 ppb Pt + Pd and 3,666 ppb Pt + Pd.

The East and West Cobra zones are physically separated by approximately 2 km and are located on different ridges but are geochemically very similar. The grab samples taken in those two zones have much lower Cr values than all the other zones (avg. 234 ppm at East Cobra and 299 ppm at West Cobra).  Like at East Cobra, the samples from West cobra also show low Cu (avg. 13 ppm), Mg (avg. 0.9%), Ni (avg. 152 ppm) and Sb (avg. 0.5 ppm).  The two zones were given the same name because of their similar geochemistry and host lithologies.

Mt Burnett: Widespread magnetite veins and clots were discovered on Mt. Burnett in 2001. A total of 50 grab samples were collected at this site.  A total of 4 of the grab samples ranged from 1,000 to 11,515 ppb Pt + Pd and averaged 3,947 ppb Pt + Pd.  Samples from Mt. Burnett have two different geochemical signatures.

The northern part of the mineralized zone trends east-west along the northern half of Mt. Burnett ridge.  The geochemistry in this area is similar to the Lexus Zone.  This part of the zone is hosted predominantly in olivine pyroxenite to pyroxenite blocks surrounded by and included in later dunite injections. Rocks in this part of the Mt Burnett zone strike east-west and dip moderately south. Magnetite veins and pods up to several feet wide occur mostly in the olivine pyroxenite.  The Pt and Pd values are discontinuous in this area probably because of the presence of late olivine rich magma diluting the older mineralization.

Where the ridge bends slightly southwest, we observe a sandy slope referred to locally as the “orbicular zone” where the rock  weathers to a coarse sand containing a few rounded blocks with rounded onion-skin texture.  It is possible that this zone corresponds to an east-west striking, south dipping fault.  There are two magnetite rich horizons in this area, one on each side of the fault.  The footwall (UB1) horizon lies on the north side of the fault and the hanging wall (UB2) horizon lies on the south side of the fault.  Large irregular bodies of magnetite with white to yellow mica selvages occur sporadically within the sandy matrix of the fault and are thought to represent portions of the UB2 horizon which have been tectonically milled by fault motion.

The northern part of the Mt. Burnett zone exhibits geochemical signatures similar to Lexus and to a lesser degree like the North and Jaguar zones. The southern part of the Mt Burnett zone contains rocks with geochemical signatures similar to the East and West Cobra zones. This part of Mt Burnett probably is the source of the rubble sampled in the West Cobra zone.  In this area of Mt. Burnett the rocks are composed of pyroxenite to hornblende pyroxenite to hornblendite with large magnetite veins and lenses up to several feet wide.  The hornblende pyroxenite often contains micas. Some of the PGE-bearing magnetite veins also contain mica and or hornblende on their margins.

The contact between the ultramafic rocks and a gabbro is observed southwest of Mt Burnett.  The gabbro is highly saussuritized near the contact. A small zone of strong carbonate alteration and minor silicification with quartz vugs and boxwork textures occurs at the contact between ultramafic rocks and the older gabbros to the south.

Reconnaissance: A limited amount of reconnaissance exploration was conducted in other parts of the property however the extent of this work was limited.  Sampling was conducted in the dunite core, in the older gabbros, to the west of Mt. Burnett and along the beach on the extreme northwestern edge of the complex.  None of these areas returned significant (+500 ppb) Pt + Pd values however, the dunite core was remarkable for the low levels of Pt + Pd it returned, lending credence to the belief that it was intruded after PGE mineralization took place.  This conclusion, while at odds with conventional thinking relating to PGE occurrences in Ural – Alaska type complexes (Razin, 1976), is in agreement with more recent work completed in Alaska (Van der Poel and Hinderman, 2001; Hinderman and Ellis, 2001) and with recent work in the former Soviet Union (Dodin and other, 2000).

Reconnaissance samples collected approximately 1 miles southwest of Mt. Burnett are concentrated in an area containing massive magnetite lenses and pods similar to those of the UB2 horizon on Mt. Burnett.  Sampling returned only low level Pt + Pd values (30 to 255 ppb) but revealed higher levels of Cu, Sc, Al, Ca, Sr, K and Na along with some of the lowest Sb, Mg, Ni and Co of any samples collected to date at Union Bay.  This area also possesses a distinctly lower Pt:Pd ratio than most areas of the property.  The significance of these observations, if any, is unknown.

Five grab rock samples were collected from the northwestern edge of the Union Bay complex.  These rocks were predominantly extremely coarse-grained hornblende pyroxenite to hornblendite containing abundant disseminated euhedral magnetite (to 40%) similar to that in the Union Bay iron-oxide deposit to the south.  The samples returned weakly anomalous Pt + Pd values up to 189 ppb and exhibit multi-element signatures similar to the rocks described in the preceding paragraph. As with the above paragraph, the significance of these observations, if any, is unknown.

Mineralization

Clark and Greenwood (1972) collected 50 pyroxenite and dunite rock samples from Union Bay in 1972.  Geochemical results from these samples ranged up to 1.60 ppm Pt, 0.20 ppm Pd, 0.06 ppm Rh and 0.22 ppm Ir. Magnetite-rich and pure olivine separates were obtained from one of these samples and were analyzed for Pt content.  Results from mineral separates showed 30 ppm Pt from the magnetic fraction and 0.040 ppm Pt from the olivine fraction, indicating a strong partitioning of Pt with the magnetic fraction. A pan concentrate sample collected by the Bureau of Mines directly downstream of chromite occurrences in the dunite core returned 2,874 ppm chromium but only 9 ppb Pt and 2 ppb Pd (Maas and others, 1995). Pan concentrates collected from streams draining magnetite-rich wehrlite and pyroxenite returned Pt values up to 19.44 ppm (Figure 5).

Microprobe analysis of PGM species were conducted on crushed separates from two of the Bureau of Mines stream samples (Maas and others, 1995).  Mineral species identified include PtFe alloy, native osmium, osmium-iridium and hollingworthite (RhAsS).  Minor pyrite, chalcopyrite, pyrrhotite, and marcasite occur around the periphery of the ultramafic.  Most of the sulfides are within the ultramafic rocks, generally hornblende pyroxenite, but minor concentrations occur locally in saussuritized gabbro.  Some of the sulfide minerals are intimately associated with magnetite.

Quantitative six element PGE analyses were conducted on 11 of the samples collected for Freegold in 2000.  These analyses revealed the presence anomalous Rh (to 170 ppb), Os (to 700 ppb) and Ir (to 233 ppb) and generally support microprobe data that identified native osmium, osmium-iridium and hollingworthite (RhAsS). Preliminary statistical analysis suggests good correlation between Au and Rh and Pt and Rh although the small data set and bias created by including only higher grade Pt + Pd samples in the data set make it difficult at this time to draw definitive conclusions with respect to the relationship between the six PGEs.

Drilling

General: Prior to the drilling conducted by Quaterra in September 2001 there had been no previous drilling conducted on the Union Bay property. Drilling at Union Bay was completed in September 2001 from a drilling camp constructed on State of Alaska mining claims at the head of Vixen Harbor.  Layne Drilling was contracted to conduct the diamond drilling. Core logging and splitting was done in camp by Avalon Development Corp. Four NQ size diamond drill holes were drilled with a LF-71 model diamond drill for a total of 1,168.2 feet.  Two holes were drilled at the North Zone and two holes on Mt Burnett.

The Union Bay drilling program intersected several anomalous PGE zones both at the North Zone and on Mt Burnett.  At the North Zone, drill hole UB01-1 intercepted 1.6 feet grading 11,155 ppb Pt + Pd. Drill hole UB01-2 intersected 2.1 feet grading 443 ppb Pt + Pd.  On Mt Burnett, the drill core assay results show that there is a definite anomalous PGE zone at the beginning of holes UB01-3 and UB01-4.  In drill hole UB01-3, this zone averaged 279 ppb Pt + Pd over 12 feet while in drill hole UB01-4, this zone averaged 495 ppb Pt + Pd over 10 feet. There is also a 1 foot interval with 1,162 ppb Pt + Pd further down drill hole UB01-4.

Summary:  based on the results of the four drill holes drilled in 2001 the following conclusions are warranted:

1.

Magmatic units and, to a large degree, late clinopyroxenite ± magnetite dikes in the North zone strike NE and dip steeply southeast.

2.

Pt:Pd ratios vary widely across the property however distinctly different Pt:Pd ratios are apparent in mineralized intervals from the North and Mt. Burnett zones.  Pt:Pd ratios in the North zone are normally above 10:1 while they approach and in some cases are less than 1:1 in the mineralized portions of the UB1 and UB2 horizons on Mt. Burnett.

3.

Anomalous Hg is present in both zones drilled and although factor analysis indicates Hg is strongly linked to Pt, Pd, Cr, Au and Sb, there is no obvious lithologic or mineralogical reason for this statistical linkage.

4.

A conspicuous white to yellow weathering phlogopitic mica is present in holes drilled in the Mt. Burnett zone. Its distinctive color and restricted nature make it a useful marker horizon mineral.Multi-element geochemistry clearly indicates that elements such as Ni, Cr, Zn, Co, Mn and Mg are distinctly enriched in lithologic units with elevated olivine content such as dunite and wehrlite.

5.

Elevate Pt and Pd values are normally associated with more evolved host rocks (pyroxenite and hornblende pyroxenite) and are accompanied by variable amounts of vein and podiform magnetite.  Unfortunately, PGE-barren vein magnetite does occur indicating that at least two phases of magnetite mineralization are present.

6.

Pyroxenite and hornblende pyroxenite units form a predictable PGE-favorable magmatic sequence which can be traced across the entire north half of the Union Bay complex.  These PGE-favorable lithologies probably extend well outside those areas sampled during 2000 and 2001.

Disseminated magnetite appears to be unrelated to PGE mineralization although surface sampling on the western end of the project indicates that this conclusion may not be valid for all areas of the Union Bay complex.

Sample and Analysis

A total of 306 grab rock, 66 saw channel, 62 pan concentrates, 24 soil and 780 drill core samples were collected during the 2001 summer field program.

Grab rock samples were taken of all rock types with emphasis on magnetite bearing rocks.  In the North Zone, 4 channel sample lines were positioned where sufficient magnetite was apparent in areas of good exposure near the highest Pt + Pd values found during the 2000 field program.  The goal was to determine the extent of the mineralized corridor.  These lines were planned perpendicular to the orientation of the major geological features: unit contacts, compositional layering, foliation and late pyroxene dikes recognized during detailed mapping of the North Zone in June 2001.  These channels were sampled at intervals varying between 30 and 90 centimeters.  The six major north-south creeks crossing the property as well as Cannery Creek were sampled for pan concentrates.  Auger soil samples were taken in the flat area north of the North Zone to evaluate the placer potential of the area.  The topography as well as the material found indicated that erosion was dominant over deposition of sediments.  A soil grid was sampled in the Jaguar zone in a flat grassy and area east of the highest Pt + Pd rock values to determine if mineralization extends to the east where there is no outcrop.  The North Zone and Mt Burnett targets were drilled to test their PGE content at depth. All the drill holes were sampled at 1.5 foot intervals.

Security of Samples

All rock samples collected during the 2000 and 2001 field programs were marked in the field using hand-held GPS units.  Sample location data and field notes were entered into an on-site computer on a regular basis and copied to CD for archival and back-up security purposes.  Each sample collected for geochemical analysis was accompanied by a separate hand sample retained by Avalon for reference purposes.  Samples collected in the field were placed in double nylon shipping sacks and sent via Alaska Airlines air freight to Fairbanks.  Avalon Development’s expediter collected the samples at Alaska Airlines and once Avalon Development inspected the sample shipping containers and the samples within the containers, all samples were picked up at Avalon’s secured warehouse by representatives of Bondar–Clegg Ltd. of Fairbanks.  Samples were then crushed at Bondar Clegg’s Fairbanks preparation facility to 80% passing 10 mesh and then pulverized to +95% passing –150 mesh. Sample rejects were retained in Fairbanks and returned to Avalon Development.  Sample pulps were shipped by Bondar Clegg via air freight to their main analytical facility in North Vancouver, British Colombia.  All samples were analyzed for Pt + Pd + Au plus 36 element ICP analytical methods using a two acid digestion procedure. Pulps were retained by Bondar Clegg until year end at which point they were shipped via air freight to Fairbanks.  The pulps and rejects are stored in Avalon Development’s secured warehouse in Fairbanks.

A total of 60 sample blanks composed of Browns Hill Quarry basalt from the Fairbanks Mining District, Alaska were inserted on a 1 for 25 basis into the sample sequence during all phases of the 2001 program. Extensive previous analysis of this same blank rock type has given Avalon a large geochemical database for use on a comparative basis.  Analyses performed by Bondar-Clegg on the 2001 blanks from the Union Bay project indicate no unusual or spurious sample results.  No reliable standards for PGE mineralization were available at the time the Union Bay samples were analyzed.  To verify the analysis results from Bondar Clegg, the pulps from 50 grab rock samples were submitted to ALS Chemex for check assay.  The samples sent to ALS Chemex returned similar Pt, Pd and Au values therefore the analytical results from Bondar Clegg are thought to be both precise and accurate.

Mineral Resource and Mineral Reserve Estimates

There currently are no mineral resources or mineral reserves on the Union Bay project. Columbia Iron outlined mineral resources at the Union Bay iron deposit on an adjacent property (see Adjacent Properties) that were estimated at 900 million tons grading 18-20% Fe and 2% Ti (Maas and others, 1995). The 900 million ton Union Bay magnetite deposit is thought to be a type 2 magnetite occurrence (see “Geologic Setting”).

Exploration and Development

Based on preliminary field, laboratory and literature studies completed to date, the following recommendations for future work are warranted:

1.

Additional diamond core drilling should be conducted in the North zone to follow up significant intercepts from the 2001 program.  Drilling should be designed to test the down-dip and along-strike extensions of the discovery outcrops.  Approximately 5,000 feet of diamond drilling are recommended for the North zone.  Approximate cost of this drilling, including direct drilling is $500,000.

2.

A low level airborne magnetic survey should be flown on the Union Bay property to identify new areas containing high quantities of magnetite that do not outcrop or that could not be investigated due to steep terrain in some areas. Approximate cost of this program is $75,000.

3.

Detailed geologic mapping as well as additional sampling of the new mineralized zones discovered during the 2001 field season at the Mt. Burnett, Jaguar, Lexus and Cobra zones should be performed to help understand the relationship between the host rock, magnetite and PGE mineralization. The goal of this work would be to upgrade these areas for exploration drilling. Approximate cost of this program is $50,000.

4.

Reconnaissance-scale mapping and geochemical sampling of the remaining 60% of the project should be done to enable drill targeting of the most prospective targets. Approximate cost of this program is $50,000.

The total cost of the above-recommended work is US$675,000.

4.

ALMADEN PROPERTY – IDAHO, USA

Property Title

Pursuant to an agreement (the “Almaden Agreement’) dated May 6, 1996 between the Company, Ican Minerals Ltd., Ican Minerals Inc. and Canu Resources, Inc. (“Canu”) (collectively, the “Almaden Optionors”), each of which were at arms’-length to the Company, the Optionors granted to the Company an option (the “Almaden Option”) to acquire up to a 60% interest in and to certain mineral claims located in Washington County in the State of Idaho, U.S.A. (collectively, the “Almaden Property”).  In consideration therefor, the Company agreed to make the following payments to Homestake Mining Company (“Homestake”) pursuant to an underlying option agreement between Homestake and the Almaden Optionors as discussed below:

(i)

US$50,000 on February 1, 1996 (which payment has been made);

(ii)

US$200,000 on May 1, 1996 (which payment has been made);

(iii)

US$100,000 on or before February 1, 1998 (which payment has been made);

(iv)

US$100,000 on or before February 1, 1999; (which payment has been made); and

(v)

US$50,000 on or before February 1, 2000. (payment made)

The Company is/was required to make all payments required to keep the Almaden Property in good standing, produce a final feasibility report prior to December 31, 1997 (feasibility study was completed in July, 1997) and make the decision to commence commercial production on or before February 1, 1999.  On September 11, 1997, the Almaden Optionors acknowledged that the Company had earned a fully vested 60% interest in the Almaden Property.

Pursuant to a declaration and undertaking (the “Almaden Trust Declaration”) dated May 8, 1996, between the Company and its subsidiary, Free Gold Recovery U.S.A., the Company declared that it acquired the Almaden Option in trust for Free Gold Recovery U.S.A. and that all monies spent by the Company on the Almaden Property will be treated as an interest-bearing loan repayable by Free Gold Recovery U.S.A. to the Company.

The Almaden Property was originally acquired by Homestake from several underlying owners (the “Underlying Owners”), each of whom is at arms’-length to the Company.  Homestake subsequently assigned all of its right, title and interest in and to the Almaden Property (subject to retention by the Underlying Owners of a production royalty of 4% of net returns) to Canu pursuant to an agreement dated February 1, 1985, as amended December 1, 1990, January 26, 1994 and June 26, 1995.  In consideration therefor, Canu agreed to make expenditures totalling US$2,000,000 on the Almaden Property on or before February 1, 1992 (which expenditures have been incurred) and complete a feasibility report by December 31, 1997 (which report was prepared for the Company in July, 1997).  Pursuant to the above-referenced agreement between Canu and Homestake dated January 26, 1994,  Homestake retains a net smelter return royalty of 1% if the average price of gold is less than US$425 per ounce and 2% if the average price of gold is equal to or greater than US$425 per ounce.

Canu subsequently optioned the Almaden Property to Compass Capital Ltd. (“Compass”) by agreement dated May 24, 1995, and Compass, by agreement dated December 13, 1995, as amended February 28, 1996 (the “Almaden Assignment Agreement”), assigned its option to the Company.  Compass  agreed that the Company could enter into direct contractual agreement  with Canu, and it granted a complete discharge and quit-claim of the Almaden Property option given Compass by Canu. In consideration of the assignment, the Company agreed to issue to the shareholders of Compass a total of up to 6,000,000 common shares of the Company (the “Compass Shares”) proportionate to their shareholdings of Compass, issuable as follows:

(i)

900,000 common shares on closing of a financing of at least US$2,000,000 (which common shares have been issued);

(ii)

600,000 common shares upon successful conclusion of leach tests of the ores of the Almaden Property, such leach tests showing a minimum of a 50% recovery, and the filing of an acceptable technical report with the Exchange (which shares have been issued);

(iii)

2,700,000 common shares to be issued upon producing an independent engineering report confirming no less than 400,000 ounces of recoverable gold.  The report must indicate an internal rate of return (IRR) of 15% or greater in relation to the project.  If this IRR is not achieved, the Company may determine whether to proceed and issue the shares.  If the Company does not proceed, then it must quit claim the property interest back to the Compass shareholders; and

(i)

up to 1,800,000 shares to be issued on a pro-rata basis upon producing engineering reports confirming additional gold as follows:

-

3.43 shares per ounce of recoverable gold between 400,000 ounces and 750,000 ounces; and

-

2.4 shares per ounce of recoverable gold between 750,000 ounces and 1,000,000 ounces.

In July 1997, the Company completed a feasibility report on the portion of the property which has been explored which indicates proven and probable recoverable reserves of approximately 520,000 ounces of gold over a six-year period.  The report calculates an 18.9% discounted cash flow rate of return (DCFROR) based on a gold selling price of US $364 per ounce.  Pursuant to the agreement, the Company agreed to issue 3,121,714 shares based on this report.

Under the agreement, the Company had until February 1999, to make a production decision.  At the discretion of the optionor and upon payment of an annual penalty of US $25,000, starting in February, 2000 the Company may postpone the production decision until February, 2009.  The annual penalty was waived.

The shareholders of Compass entered into a voluntary pooling and voting trust agreement whereby the 3,121,714 shares were subject to the following restrictions:

i)

The shares were released to the shareholders in three lots.  The first 50% of the shares were to be released in May, 1998.  A further 25% of the shares will be released in May 1999 and the final 25% of the shares will be released in May, 2000.

ii)

Each shareholder may only sell 25% of the released shares in any calendar quarter; and,

iii)

During the term of the pooling agreement, firstly the Company, and secondly, a director of the Company has the right of first refusal on all shares offered for sale by the Compass shareholders.

The Company is responsible for performing all required assessment work and making the appropriate filings in order to keep the Almaden Property in good standing.  The Company is also required to make the following property payments to the Underlying Owners:

(i)

US$24,000 per year, US$6,000 of which is payable on or before March 20th of each year, and the remaining US$18,000 of which is to be accumulated for payment upon the commencement of commercial production on that portion of the Almaden Property acquired from one of the Underlying Owners pursuant to a mining lease dated March 20, 1979, as amended February 23, 1982; and

(ii)

rent to the Chrestesens in the amount of US$4.00 per month for each acre then constituting part of those claims comprising part of the Almaden Property acquired from the Chrestesens pursuant to a mining lease dated March 17, 1981, as amended December 1, 1990.  This portion of the Almaden Property is comprised of approximately 640 acres.

Freegold Ventures Limited purchased the remaining 40% of the Almaden Project for 2 million shares in 2001, and now owns 100% of the Almaden Project subject to the underlying agreements and royalties.

Property Location

The Almaden Property is located in Washington County, Idaho, and is about 12 miles east of Weiser, Idaho.  Weiser is approximately 75 miles northwest of Boise, the state capital.  The Almaden Property consists of approximately 2,140 acres comprised of 83 unpatented federal lode mining claims, leased patented federal lode mining claims, and leased fee land. Most of the proposed mining occurs on the patented mining claims.  However, the leach pad, dumps and other infrastructure occur on the unpatented mining claims, which is on land administered by the Bureau of Land Management.

Several Federal, State and local permits or approvals will be required prior to constructing or operating the Almaden Property.  The most significant of these permits or approvals will be compliance with the Bureau of Land Management requirements for surface disturbance of public lands and with the Idaho Department of Lands requirements for reclamation of mined lands.

Location, Access and Physiography

The Almaden Property is located in Washington County, Idaho, and is about 12 miles east of Weiser, Idaho.  Weiser is approximately 75 miles northwest of Boise, the state capital.  Weiser and Washington County have a population of approximately 5,000 and 9,000 respectively.  The topography of the property area consists of moderate to steep hillsides and elevations range from 2,600 feet to 3,733 feet.  The climate consists of cold winters and warm summers.  The average annual precipitation is about 12 inches.  Access to the property is by county maintained roads to within about 2 miles of the gold deposit.

The Almaden Property consists of approximately 2,140 acres comprised of 83  unpatented federal lode mining claims, leased patented federal lode mining claims, and leased fee land. Most of the proposed mining occurs on the patented mining claims.  However, the leach pad, dumps and other infrastructure occur on the unpatented mining claims, which is on land administered by the Bureau of Land Management.

Exploration History

The Idaho Almaden Mine was first developed as a mercury mine in 1937 and by 1938 had become a large producer. Mercury was produced from cinnabar ore by utilizing a rotary kiln equipped with a condenser system. The mine was largely shut down from 1942 until 1955, when production was resumed by El Paso Gas and Oil Company of Salt Lake City, Utah with reportedly the world’s largest single rotary kiln. In 1957, 2200 flasks of mercury were produced. In subsequent year production rates were lower and the mine was shut down in 1972. There has been no gold production from the Almaden project area.

Homestake Mining Company first investigated the property as part of their program to evaluate hot spring systems as potential gold deposits. This program resulted from Homestake’s discovery of the McLaughlin deposit in California, which had also been a historic mercury producer. Old reports mention a gold content in the ores of Almaden of 0.01 to 0.02 oz Au/t, which were not of interest in 1938. Homestake explored the property for about two years, and in subsequent years several other companies continued exploration.

Previous holders of the Almaden Property have done differing amounts of geological work. C.P. Ross of the US Geological Survey provided a detailed description of the mercury deposits in 1956. Orocon Resources recognized the hot spring nature of the deposit in the 1980s and described the overall elements of the geology. This included detailed geological mapping and recompiling all of the drill hole data. Neither Orocon nor Amax appeared to have prepared detailed geological cross sections of the deposit

Regional Geology

The Property is located on the eastern edge of the Columbian Plateau in an area known as the Weiser Embayment. The Columbia Plateau is a geologic province characterized by a thick succession of extrusive basalts which cover northern Oregon, southeastern Washington and parts of western Idaho. The embayment is the southernmost of the three lobate extensions of the plateau along its eastern edge. Most of the rocks exposed at the surface in the region belong to the Columbia River Basalt (CRB) group of Micocene age. Rock older than the Columbia River Basalts occur as topographic highs and are remnants of the mature landscape that existed prior to the extrusion of the basalts.

Basalt of the CRB was extruded from vents to the west and northwest and spread eastward over mature landscape in the area now known as the Weiser Embayment. Three formations of the CRB are recognized in the southern part of the embayment. These are, from oldest to youngest, the Imnaha Basalt, Grande Ronde Basalt, and the Weiser Basalt; the latter has been further divided into three members. Although no basalt is found on the top of Nutmeg Mountain and it visible on all directions.

Nutmeg Mountain, which occupies the axis of a north west trend breached anticline, owes its topographic prominence to the same process that led to the development of the mineralization. Silification of the sandstone by hydrothermal fluids has made the sandstone in and around the mineralization much more resistant to erosion that the sediments in the area beyond the limits of silification.

The most prominent structural features of the area between the Weiser River and Crane Creek Reservoir are north-west trending faults and open folds. These features form a belt that may be as much as 80km wide and extending 200km along strike. This structural belt is known as the Paddock Valley fault system. Nutmeg Mountain is located along the axis of one of the anticlines within this structural belt. Tensional fractures parallel to the axis of the anticline were probably conduits for gold and mercury bearing hydrothermal fluids.

The Almaden property is centered on Nutmeg Mountain, which is underlain by sediments commonly assigned to the mid Tertiary Payette Formation. The sediments consist of shale, mudstones and sandstones, which are somewhat arkosic. The sandstones predominate, at least in the area of exploration. The mudstones are generally not silicified or mineralizer, except for pyrite. The main host for silification and mineralization is the sandstone.

The main structural features of the property are north-west trending faults, fractures, and possible open folds. The main mineralized zone appears to be confined between two steeply dipping fault zones that generally trend N 350 W. The main mineralized zone has a pronounced N 200 to 250 W trend. Within the area of the main mineralized zone, there is a second set of smaller fractures, usually filled with chalcedony or quartz veins. These secondary fractures trend N 50  to 780 W . Their role is controlling gold distribution is not clear.

Other structural features exposed on Nutmeg Mountain indicate a second tectonic regime, which predates the northwest trending Paddock Valley structural zone. It is represented on the east side of the mineralized zone by an east-northeast fold set. This structural trend appears to be truncated on the west by a major north-west trending fault zone which forms the east side of the main mineralized zone.

A smaller north zone of mineralization lacks a pronounces overall trend. However on the cliff face west of the old mercury pit, a set of N 60 0 W trending, steeply dipping veins are exposed. There may be a feeder zone for the north mineralized zone.

Exploration

A total of 133, 870 feet has been drilled in 677 holes. A total of 24, 033 fire assays and 10,051 cyanide soluable gold assays (HCL assays) were done by different companies. Metallurgical testing has been carried out by six companies and the data collected by previous operators includes results of over 10,000 cyanide soluable gold assays, 214 bottle roll leach tests, and 118 column leach tests on drill cuttings, crushed drill core and surface material. Amax conducted the most extensive work and organized much of the data from the previous exploration material.

Amax, in 1993, estimated a “mineable resource” of 31 million tons grading 0.0235 oz Au/t containing 729,000 ounces of gold. Amax envisioned a combination of direct leaching of ROM material and crushing a select portion of the higher grade material before blending it in with the ROM and placing it on a leach pad. Amax estimated a 37 to 38 percent recovery of gold and a $32 million capital cost plus $9 million in ongoing capital for a total of $41 million. Amax concluded that the project economics were not acceptable and terminated their agreements in early 1994.

Watts, Griffs and McOuat Limited (WGM) conducted a brief geologic examination of the deposit in May 1996. This site visit was focused on gaining a general picture of the property geology and determining if the available data were accurate. In the course of the study, WGM also reviewed the drilling data and compiled several working geological cross sections as part of the attempt to determine if there were geologic controls on gold recovery.

Mineralization

The geologic features of the Almaden Deposit are consistent with the classic hot springs ore deposit model.  The deposit consists of a tabular mineralized zone underlain by steeply dipping veins of the feeder zone and capped by silica unit, in this case, opalite. The opalite appears to pre dated the gold mineralization and apparently acted as an impermeable cap unit. It therefore controls the gold mineralization to some degree by having localized gold desposition below the cap.

The host rock below is arkosic sandstone which is flat lying to gently dipping. Within the sandstone, the permeability of individual beds appears to control the distibution of gold. This conclusion is supported by the variography of gold assays generated by Amax. The variography shows a large horizontal range by a very restricted vertical range of influence for any sample.

Three styles of alteration are recognized on the Almaden Property; silification, argillization and carbonate alteration. Of these, silification is by far the most common. It ranges from silica veining through silica flooding to total replacement of the host rock. The zone of most intense silification is represented by the hydrothermal breccia unit. In the main zone, the gold mineralization generally coincides with the most intense silification.

Argillic alteration is common, but is not well described in the in drill hole logs. It ranges from weak clay alteration of sandstone to nearly total argillization. It appears to be most common and intense in the central part of the main zone and along the fault zone at the east margin of the Main zone. Below and in the lower part of the mineralized zone, calcite is common. This alteration is typically described as “quartz-calcite roc” in the drill hole logs.

As previously described the Almaden deposit was originally mined for mercury, although gold mineralization was known, even in the 1940’s.  Cinnabar occurs in the opalite unit. It is very fine grained and is typically deposited along fractures, in veinlets, and as surface coatings in cavities.

Homestake Mining has reported that gold is present as particles of native gold ranging from <1 to 5 microns in size. No visible gold has been reported. The silver content of the gold averages 25 percent. The gold grains always appear in silica.

The only other sulphide mineral present is pyrite. It occurs as very fine disseminated grains the most of the rock units, but is less common in opalite and hydrothermal breccia.  Typically, the amount of pyrite is less than one percent, although it ranges up to ten percent locally.

The mineralization occurs in two well-defined zones, referred to as the Main and North Zones. The majority of tonnage is in the Main Zone. The smaller North Zone lacks a pronounced overall trend. However, on the ridge face west of the old mercury pit a set of N60oW trending steeply dipping veins are exposed. These veins may represent a feeder for the North Zone.

Drilling

Since 1980 considerable exploration has been done on the Almaden deposit. The Almaden data base consists of 677 drill holes totaling 133,870 feet, and over 24,000 gold assays. The majority of the drill holes are rotary or reverse circulation; however there are also 26 core holes totaling 6,180 feet. The holes were sampled and assayed in five-foot intervals.

Sampling and Analysis

The majority of the assays were by conventional fire assay with the remainder by fire assay digestion with atomic absorption finish. The analyses for all of the drill holes were done at reputable commercial laboratories. No samples were available from the previous drill holes so no check analyses were done as part of this feasibility study.

In 1991-92 Amax collected all of the available data and compiled it into a unified data base. Amax also resurveyed many of the drill hole collars and converted all of the drill hole locations to UTM coordinates. The Amax database was obtained by Freegold and provided to WGM for use in the study.

Freegold also obtained the files containing the original assay data. WGM reviewed these files and performed a random check of approximately 600 records in the data base. Of the data checked (0.5% of the data) only minor rounding or truncation errors were noted.  The various notes and memoranda filed with the assay data indicate that Amax personnel were very thorough in the compilation and verification of the data base.

WGM also reviewed the check assay data contained in the files. The data itself was visually examined and the summaries prepared by the various parties were reviewed. The raw data was not recompiled. The Amax samples were analyzed at Bondar Clegg with check analyses done at Barringer. The majority of the Amax results were summarized in an internal memorandum dated September 1992. According to the Amax memorandum the difference between the check assays and the original assay ranged from –42% to + 38% with an average difference of +10.6%. Amax concluded that the check assays indicated “consistent acceptable data”.

The 512 Ican drill holes were assayed by Chemex and checked by Bondar Clegg. The check assays on 765 samples were reviewed by Bechtel in 1986. Bechtel concluded that the check assays showed a good comparison for samples containing less than 0.02-0.03 oz Au/t. The check assays on samples containing over 0.02 – 0.03 oz Au/t were 10-15% higher than the original assays. WGM did not investigate this difference in assay results.

Based on the review of the original data described above, WGM is of the opinion that the assay data base contains few data entry errors and that the data itself is of high quality. The analyses for all of the drill holes were done at reputable commercial laboratories. WGM considers the check assays are within acceptable limits of variation and indicate a high degree of confidence for the assay data as a whole.

Silification is the most notable alteration type and the deposit contains an opalite cap, which also may have focused fluid flow, as most of the gold mineralization is under the opalite cap.  The deposit is well oxidized with only small areas still containing pyrite.  For purposes of grade modeling, the deposit area was divided into ten rock types that take into account alteration and brecciation.  The total estimate Mineral Deposit for the Almaden property is set out in the following table:

MINERALIZED DEPOSIT SUMMARY

ALMADEN GOLD PROJECT

Totals (Main & North Zones)

Tons (000’s)	Au Grade oz/t
39,560	0.021

The conclusions and highlights of recent metallurgical studies are summarized in the following table:

SUMMARY OF METALLURGY AND PROCESSING

ALMADEN GOLD PROJECT

Average gold extraction	63%
Ore, tons/yr	8,000,000
Grade, oz/ton	0.021
Gold produced, oz/yr	105,840
Silver produced, oz/yr	31,920
Mercury produced, oz/yr	300,800
Crush size	Minus 6 inches
Process	Heap leach and Merrill-Crowe
Pregnant solution, gallons/minute	2,845
Capital cost, process only w/o pad and ponds	$12,986,700
Operating cost, process and lab, per ton of ore	$1.00

No immediate work is planned on the Almaden project and additional work will depend upon an improvement in the gold price from current levels (+/- $270 ounce gold).  The property will be maintained.

Mineral Resource and Mineral Reserve Estimates

In 1996, Watt, Griffis and McOuat Limited undertook an engineering study at the request of Freegold Ventures Limited. The following is excerpted from this report dated July 3rd, 1997 from the section entitled recommendations and conclusions.

The Almaden gold deposit is a hot springs type epithermal gold deposit. Based on this feasibility study( July 3rd, 1997) the deposit is considered economic at a gold price of $364/oz Au. At this price the project has a DCFROR of 18.9 percent and a NPV at 10 percent of approximately $10M.

The grade tonnage estimate is based upon approximately 24,000 fire assays from approximately 677 drill holes. The deposit was modeled by inverse distance squared interpolation within the limit of mineralization as defined by the 0.01 oz Au/t assay limit. WGM considers the database to be adequate for reserve estimation and based upon average drill hole spacing, considers that the deposit contains a geologic resource of 44M tons at a grade level of 0.021 oz Au/t. Approximately 94 percent of the geologic resource is considered to meet the criteria for a measured resource. Approximately 86% of the total geologic resource is considered to meet the criteria of a proven ore reserve and an additional 4 percent of the total geologic resource is considered to meet the criteria for a probable ore reserve. This proven plus probable ore reserve is estimated to be 39.6M tons grading 0.021 oz Au/t.

Metal recovery is considered to be the critical factor for the project and was addressed in detail in this study through column leach tests on core and bulk samples. Column leach testing of seven ROM samples from pits drilled and blasted within the ore deposit has shown higher extractions of gold as compared to column leach tests performed on crushed core. This is probably due to fractures created in the rock by blasting.

A relationship was observed between the column leach data from bulk samples and the NaCN soluble gold assay data (hot cyanide leach assay (HCL) from drill hole samples, of which there are approximately 10,000 HCL assays throughout the deposit. Utilizing this relationship, a recoverable grade was calculated for each block in the block model of the deposit and a deposit average recovery grade and an average recovery grade calculated for the entire deposit.  The average recovery grade is estimated at 0.013 oz Au/t and the average recovery for the mineable reserve portion of the deposit is estimated at 63 percent. This recovery will be attained after completion of leaching, rinsing and detoxification of the heap, and would yield 526,8000 ounces of gold.

Additional column testing of run-of-mine (ROM) material using 3M’s fluorinate surfactant (wetting agent) should be done to determine if the rate or amount of gold extraction is improved. The minable reserve estimate was done using floating cone methodology and includes put access and haulage roads. The floating cone estimate was done using $390/oz Au generated a cutoff grade of 0.004 oz Au/t. There are an estimated 22,388,000 tons of waste that will be moved for a life-of-mine stripping ratio of 0.6.

The estimated pre-production capital cost for the project is approximately $37.9 million. The operating cost estimate is based on contract mining. The estimated capital cost of the processing facilities from crushing through dore production, but excluding the leach pad and ponds is approximately $12.9 million. The estimated capital cost of leach pads and ponds is approximately $13 million.

The mine and process facilities design is based on processing eight million tons of ore per year. The average operating cost for mining and processing is estimated at $2.73/ton or $206.44/oz of recovered gold. The operating cost for the processing facility is estimated to be $1.00/ton.

An assessment of the environmental factors that may affect the implementation of mining revealed no significant factors which could prevent the development of the project. The permitting process for the mine, however, may take up to 30 months to complete. WGM recommends that this process begin as soon as possible. Collection of baseline environmental data should also begin immediately, as this data is required by some of the regulatory agencies. Additionally, since the project site was a former mercury mine and processing facility, studies may be needed to assess the migration of mercury in soils, streams, etc. Investigation of this potential problem with the appropriate regulatory agencies is recommended.

A schedule and budge were prepared by WGM including an estimate of time and cost required to permit the development of the Almaden gold deposit. WGM considers the time and cost estimates reasonable but did not investigate the permitting process in detail. This represents the major uncertainty in the Project Schedule which should be done by personnel assigned to the responsibility of managing the permitting process.

Other items that require further investigation early in the pre-production phase are the acquisition of water and electrical power. Detailed study of these items was beyond the scope of this study, however WGM is of the opinion that water may be best obtained from one or more wells on the property and that electrical power may be obtained from a local power company.

A detailed mine planning study to optimize the mine plan and produce detailed construction and operating plans is necessary. The major items of this study should include.

Evaluation of any isolated ore zones for economic viability including all stripping and haul road construction required to recover the ore;

Evaluation of alternative road locations and completion of detailed design of all access and haulage roads and shop site;

Development of monthly production plans for the first year;

Preparation of detailed design and construction schedules;

Preparation of equipment specifications and soliciting purchase quotation; and

Preparation of all documents required for permitting purposes.

Other activities that should be considered following the decision to proceed with pre-production activities are, but not limited to:

A boundary survey of the unpatented claims should be done to insure there are no gaps within the claim block and that the claims tie in with the private land as indicated on the landmap.

A study to determine or define a sampling and analytical procedure that gives the best precision for the Almaden ore. This study would serve as the basis for the mine grade control system.

Completion of infill drilling to define the southern and lower limits of the deposit.

Preparation of detailed geologic cross sections and level plans of the deposit

1.

SUDBURY MINING DISTRICT, ONTARIO – PGM PROPERTIES

Property Title

Pursuant to a signed Agreement, dated as of March 6th, 2000  between Larry Gervais   (“Gervais”) the Company acquired the rights to earn  up to a 100% interest in 282 mineral claims located near Sudbury, Ontario.  The Company paid Gervais  the sum of $5,000 upon execution of PGM A, a further  $35,500 was paid upon satisfactory completion of due diligence by the Company and TSE and CDNX approval. Property payments totaling $85,000 will be paid to Gervais over a 4 year period. The Company will also issued to Gervais 300,000 common shares (150,000 issued)  in the capital of the Company at a deemed price. As further consideration under the PGM A Agreement, the Company has agreed to pay Gervais  a 3% NSR royalty from mineral production from claims covered under the Agreement.  The Company shall have a right at any time to purchase up to 2% of the 3% NSR royalty for  $1,000,000 for the first 1% and the second 2% of NSR can be purchased for an additional $2,000,000.  The Company will have first right of refusal should the Vendors decide to sell the remaining 1%.

Pursuant to the Agreement The Company will expend a minimum of $115,000 on exploration on or before November 24, 2000 and minimum of $115,000 on or before November 24, 2001 and in each subsequent year during the tenure of the Agreement.

The Company, has agreed to issue 100,000 shares to the Vendors (collectively) within 60 days of completion of a bankable feasibility study if and when that happens.

The Original Property Option Agreement for PGM A called for $115,000 worth of exploration expenditures in 2001, the Option Agreement was renegotiated and exploration expenditures were reduced to $50,000 and the cash payments due under the original agreement were renegotiated.  The Company issued a cheque in the amount of $10,000 on March 6th, 2001 to maintain the Option in good standing. The Company had until August 31st, 2001 to elect to continue with the Option. The Company elected to maintain the option; however several of the claims were turned back to the Vendors. The Company will incur $50,000 worth of exploration expenditures on the Property and pay the Vendors an additional $10,000 on August 31st, 2001 (made). The Property payments now total $20,000 per year until 2003 and the shares issuance totals 300,000 shares, of which 200,000 have been paid.

In November 2001, the Company entered into an Agreement with Pacific North West Capital Corp. (“PFN”) whereby PFN may earn a 70% interest in the property by completing exploration expenditures of $50,000 by December 15th, 2001, (made) and making cash payments of $55,000 and issuing 20,000 shares.  PFN may purchase the remaining 30% for $750,000. Freegold has with the agreement of Pacific North West Capital Corp. turned back several of the claims reducing the property size to 131 claims.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Summary of Results of the Operation

This discussion should be read in conjunction with the audited consolidated financial statements of the Company and related notes thereto included herein.

Fiscal Year Ended December 31, 2002 compared to Fiscal Year Ended December 31, 2001

Overview

Freegold is a gold explorer with its major assets focussed in the USA, most notably the Golden Summit and Rob properties in Alaska and the Almaden Gold Project in Idaho. Freegold also holds a 100% interest in the Union Bay platinum project.

Golden Summit Project

The Golden Summit project is an advanced exploration stage gold property located in the prolific Fairbanks mining district, which incorporates a number of historic gold producers. Numerous extensive gold bearing veins within the property are currently being investigated for underground and open pit potential.

In recent decades exploration was focused on a low-grade bulk tonnage model, more recently  it has become readily apparent that several high grade areas may be viable open pit and underground mining targets. Freegold is focussing its exploration activities on one particular high-grade area, the Currey Zone where a recently drilled hole (2000) intersected 64 feet grading 4.74 g/t Au and 2 feet of 86.12 g/t Au.

The Currey Zone is located 500m south of the Cleary Hill Mine, one of the former producing mines. Records indicate that some 281,000 ounces of gold were produced from this mine prior to its closure in 1942, under the War Powers Act and substantial resources may remain beneath the current workings. Drilling in the Cleary Hill area by Freegold in 1998 intersected values of up to 127.5 g/t Au over 6 feet.

2002 exploration focused on tracing extensions of the Cleary Hill Zone with very encouraging results. Geochemical results from a trenching program completed in September 2002 confirmed extensive gold mineralisation over significant widths. Grab samples from quartz vein material in the trenches returned values up to 428 gpt (12.57 opt) gold. Channel sample values ranged up to 10 feet grading 4.29 gpt (0.125 opt) and 29 feet grading 1.16 gpt (0.034 opt). The Currey Zone trenching program tested the surface extension of hole CHD00-1 (64ft grading 0.138opt, 4.7 gm/t).  The trenching program confirmed:

Hole CHD00-1 intersected a major system of veins and shear zones carrying significant gold values.

The multi vein/shear zone system extends to surface where it was significantly mineralised over widths comparable to those in CHD00-1.

The mineralisation is exposed at surface and along strike and is comprised of an open ended vein swarm.

A step-out drill program on the Currey zone commenced in late February, and 3 holes have been completed with significant gold values within each of the three holes.  Hole 2003-01 intersected a 301.5 foot interval grading 1.28 g/t Au, including a 15.2 foot section grading 8.94 g/t gold. These initial results represent an impressive start to the program.

Rob Project

The Rob Project lies within the prospective Tintina gold belt (34 Moz past production, 68 Moz current resources) and is located approximately 20 miles southeast of the 5.6 million ounce Pogo gold deposit under development by Teck Cominco.

The Rob Project lies at the southeast end of a + 30 km long gneiss dome forming the core of the Goodpaster District. Significant geochemical results were obtained from previous sampling programs conducted between 1995 and 1998: promising values include outcrop grab samples up to 5.43 ounces per ton gold (186 g/t) and drill intercepts up to 13.5 feet grading 1.01 ounces per ton gold (34.62 g/t) from the Gray Lead prospect; outcrop grab samples up to 28.9 ounces per ton gold (990 g/t) from the Michigan prospect; outcrop grab samples up to 27.8 ounces per ton gold (953 g/t) and drill intercepts up to 77.4 feet grading 0.04 ounces per ton gold (1.37 g/t) from the Blue Lead prospect and outcrop grab samples up to 2.25 ounces per ton gold  (77.13 g/t) from the Wolverine prospect.

Initial reconnaissance programs were completed by Freegold in 2002, and results included assays from grab samples of up to 699 g/t gold.  2003 programs will include drilling, geophysical surveys, mapping and sampling.

Almaden Project

Plans are also underway to update the existing feasibility study on the Almaden Gold Project. This 1997 Feasibility Study by Watts, Griffis and McQuat (WGM) indicated a geologic resource of 44,000,000 tons grading 0.021 oz/t gold. The study indicated that 526,800 ounces of gold was recoverable 0.021oz/t, by open pit mining and heap leach technology. The deposit remains on both sides and at depth.

In addition to its substantial gold portfolio, Freegold also holds 100% of the Union Bay Platinum Project in south eastern Alaska. Preliminary results are very encouraging with values as high as 11.2 g/t  PGM reported from last years drill program. Six additional drill targets have been identified.  In November 2002, Freegold optioned the property to Pacific North West Capital Corp. (TSX: PFN). PFN may earn up to a 70% interest in the project by funding it through to production. PFN is actively reviewing the data in order to plan the 2003 exploration program.

Fiscal Year Ended December 31, 2002 compared to Fiscal Year Ended December 31, 2001

The fiscal year ended December 31, 2002 resulted in a net loss of $788,001 which compares with a loss of $4,271,711 for the same period in 2001. Included in the loss for 2001 was a mineral property write-down of $4,159,380 as management wrote down the Almaden Property in the previous year. During 2002 a mineral property write-down of $104,036 was recorded as certain claims pertaining to the PGM Properties in the Sudbury region were dropped.  General and administrative expenses for the year ended December 31, 2002 were $721,679 an increase of $460,862 over the same period in 2001. Consulting fees of $331,821 were recorded which included $238,495 in stock compensation expense. During the year, the company has adopted the new recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.  It is applied on a prospective basis and applies to all awards granted on or after 1 January 2002.  The fair value of stock options using the Black-Scholes Option Pricing Model for non-employees was used to calculate the value of $238,495 with the value of $200,103 to directors and employees disclosed in note 9 d iv. Shareholder relations and promotional activities undertaken by the company, which included attendance at various trade shows, cost $67,449 for the year ended December 31, 2002, an increase of $60,061 over the same period in 2001.   Travel costs of $60,872 were incurred, an increase of $53,397 over the previous period while all other general and administrative costs were relatively the same when compared to the previous year.  A $49,534 capital gain was realized on the sale of investments as compared to $146,855 over the same period in 2001.

During the year ended December 31, 2002, the company incurred mineral property deferred exploration costs of $344,887. Of this, $23,942 relates to the minimum holding costs of the Almaden project in Idaho, $195,903 was spent on the Golden Summit project in Alaska, $63,801 was spent on the Union Bay project in Alaska and $61,241 was spent on the Rob project in Alaska. Mineral property acquisition costs of $576,567 were also incurred which included $436,500 for the issuance of 1,100,000 company shares and $192,667 in cash payments. The Company also received option payments of $20,000 in cash and $32,600 in shares.

During the period, the company did not enter into any contracts with outside parties to conduct investor relations activities on the Company’s behalf.

Fiscal Year Ended December 31, 2001 compared to Fiscal Year Ended December 31, 2000

Overview

With a primary objective of discovery, development and mining of world class deposits, the Company continues to acquire and explore gold projects throughout North America.

Freegold Ventures Limited (Freegold) stayed committed to its policy during the period under review. That policy simply defined is to seek:

•

World class deposits in excess of 2 million oz.

•

Property acquisitions programme to be limited to the Canada/United States

•

Properties to be mineable at 100,000 oz per year at a cost of less that $200/oz.

Our flagship property, Golden Summit continues to show the potential to fulfill our mission and the Currey Zone discovered in 2000 shows much promise. A recent geophysical survey shows the zone maybe large and the opportunity for discovery of other such zones are good.

In 2001, Freegold acquired the remaining 40% of the Almaden gold property from our partners. To date a bankeable feasibility study has been completed on the property, which indicates 527,000 ounce resource and it remains open on both sides and to depth and we believe that considerable upside remains. This view is supported by several well financed juniors who have expressed interest in purchase or joint venture.

In late April of fiscal year 2001, Freegold entered into a joint venture with Quaterra Resources Inc. on the Union Bay Project, Alaska. Quaterra may earn up to a 50% interest in this prospective PGM property by expending one million dollars. Quaterra exceeded its exploration expenditure requirement in fiscal year 2001 by nearly $400,000 and has notified Freegold of its intention to proceed with additional exploration this year. During fiscal year 2002 Quaterra terminated the agreement.

In an industry which is held hostage to investor perception cash management is very important in times of weaker market interest. I am pleased to say that Freegold recognized the requirement for a frugal approach to its activities and is now poised to renew its exploration activities to meet its previously stated mission.

We have signed a fiscal agency agreement with Loewen, Ondaatje and McCutcheon to provide financial and restructuring advice for the Company as it moves forward to meet new challenges.

We are actively seeking acquisitions which have the scope to meet our previously stated policy and look forward to providing our shareholders with results that their patience deserves.

Summary of Results of the Operation

The fiscal year ended December 31, 2001 resulted in a net loss of $4,271,711 which compares with a net loss of $2,509,091 for the same period in 2000. Included in the loss for 2001 is a mineral property write-down of $4,159,380 as management has written down the Almaden Property to $576,648. General and administrative expenses for the year ended December 31, 2001 were $260,817 as compared to $498,919 over the same period in 2000. A $146,855 capital gain was realized on the sale of investments as compared to $520,170 over the same period in 2000.

Interest income was $1,631 for the period ended December 31, 2001 as compared to $35,404 one year before.

During the period ended December 31, 2001, the Company incurred mineral property expenditures totaling $589,938.  Of this, $279,292 relates to the minimum holding costs and acquisition of the remaining 40% of the Almaden Project, $316,268 was spent on the Golden Summit project in Alaska (including $248,640 for legal settlement), and $37,980 was incurred on the Sudbury, Ontario Properties.  Included in the above expenditures were 2,280,000 shares at a deemed value of $229,500 as required by various underlying property agreements.  A $61,000 option payment was received on the Union Bay, Alaskan property which included 100,000 shares of Quaterra Resources Inc.

Investor relations and shareholder relations activities undertaken by the company during the year ended December 31, 2001 included attendance at various trade shows.  The company did not enter into any contracts with outside parties to conduct investor relations activities on the Company’s behalf.

The Company’s disclosure and internal controls have been evaluated and are considered to be effective.

Fiscal Year Ended December 31, 2000 compared to Fiscal Year Ended December 31, 1999

Overview

Fiscal year 2000 has been a year of change and diversification for Freegold. The Company moved from a gold-only asset base to a more diversified precious metal portfolio that now includes both gold and platinum group elements.

Last spring the Company acquired more than 10 PGM properties in the River Valley area of Ontario, approximately 60 km from Sudbury and last summer the Company conducted an exploration program to better delineate targets for further exploration. In the upcoming field season your Company will focus on the PGM “A” property which consists of 282 claims units and is located adjacent to Pacific North West Capital Corp.’s promising new platinum-palladium discovery.

Freegold has also concentrated its efforts on the search for PGM deposits in Alaska. It identified two key prospects and conducted exploration accordingly, the Union Bay Area and the Tonsina Property.  Union Bay returned highly anomalous samples grading up to 18.4 grams combined platinum and palladium. As a result Freegold staked additional ground and now holds over 2,500 acres.

In addition to its ongoing exploration for PGM’s, Freegold also completed a 1000ft drill hole program on its Cleary Hill Prospect, on its Golden Summit Property, located 20 miles north of Fairbanks.   The hole intersected a previously unknown hydrothermal breccia which returned 64 foot grading 4.90 grams per tonne.  Mineralization remains open in all directions. This discovery gives Freegold a high quality surface-mineable exploration target that is now being evaluated by several major gold producers.

In addition Freegold continues to hold a 60% interest in the Almaden Project in Idaho, and negotiations to acquire the additional 40% are ongoing.  A Watts Griffis McQuat feasibility study indicates a reserve of 38 million tonnes, containing 526,000oz of recoverable gold which is economic at $360oz.

Freegold is looking forward to 2001 and anticipates if will be an exciting year for the company.  The company will continue to advance its existing projects while maintaining an aggressive acquisition review program designed to identify new opportunities for the company and its shareholders.

Summary of Results of the Operation

The fiscal year ending December 31, 2000 resulted in a net loss of $2,509,091 which compares with a loss of $1,961,965 for the same period in 1999. Included in the loss for 2000 is a mineral property write-down of $2,401,711 as the Company reduced its land holdings on the Golden Summit Project and terminated other mineral property agreements.  General and administrative expenses for the year ended December 31, 2000 were $498,919 as compared to $520,549 over the same period in 1999.

Interest income was $35,404 for the year ended December 31, 2000 as compared to $43,769 one year before.

A $520,170 capital gain was realized on the sale of investments during the year and an investment write-down of  $164,035 was reported at year end. These investments have a book value of $213,062 however as at December 31, 2000 these investments ha d a market value of $501,880.

During the year ended December 31, 2000, the Company incurred mineral property expenditures totaling $1,330,232.  Of this, $76,480 relates to the minimum holding costs of the Almaden Project, $674,180 was spent on various projects in Alaska, and $579,572 was incurred on the Sudbury, Ontario Properties.  Included in the above expenditures were 1,089,594 shares at a deemed value of $144,745 as required by various underlying property agreements.

Investor relations and shareholder relations activities undertaken by the company during the year ended December 31, 2000 included attendance at various trade shows.  The company did not enter into any contracts with outside parties to conduct investor relations activities on the Company’s behalf.

Forward Looking Statements

The Registration Statement includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act").  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward looking statements".  Such statements are included, among other places in this Registration Statement, in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Business" and "Description of Property"; and, in particular the section entitled the "Almaden Property" as they involve the assessment, based upon certain assumption, concerning future events and conditions that the resources described can be profitably produced.  Forward-looking statements are based on expectations, estimated and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  These include, but are not limited to, the risks of mining industry (for example, operational risks of exploring for, developing and producing crude oil and natural gas, risks and uncertainties involving geology of mineral deposits, the uncertainty of reserve estimates and estimates relating to production volumes, cost and expense projections, potential cost overruns and health, safety and environmental risks), risks relating to the Company's properties (for example, lack of operating history and transportation), fluctuations in mineral prices and exchange rates and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures (collectively "Cautionary Statements").  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

A.

Liquidity and Capital Resources

Fiscal Year Ended December 31, 2002 compared to Fiscal Year Ended December 31, 2001

At December 31, 2002, the Company’s working capital, defined as current assets less current liabilities, was $123,851 compared with a working capital deficit of $35,489 at December 31, 2001. Subsequent to the year ended December 31, 2002, the company completed a private placement of 1,038,860 units for gross proceeds of $418,877. Also subsequent to the year ended December 31, 2002, the company is arranging a special warrant private placement of up to 6,688,888 special warrants with each special warrant convertible into a unit at a price of $0.45 per special warrant for gross proceeds of up to $3,010,000.

The Company has a portfolio of investments with a book value of $159,332 and a market value of $260,673 as at December 31, 2002. The main investments consist of 384,100 shares of Pacific North West Capital Corp. and 255,400 shares of CanAlaska Ventures Ltd.  These companies have certain directors in common. These amounts are included in the above working capital.

During the year ended December 31, 2002, 3,600,916 shares of the Company were issued for  gross proceeds of $1,152,950 and 1,100,000 shares were issued for mineral properties.   Pursuant to a Special Resolution passed 14 June 2001, the company changed its name from International Freegold Mineral Development Inc. to Freegold Ventures Limited and consolidated its share capital on a one new share for four old share basis. The Company has total issued and outstanding of 14,367,079 shares at December 31, 2002.

With estimated General and Administrative expenses of $30,000/month, $360,000 will be incurred over the next 12 months.  The Company believes that it has sufficient working capital to cover its annual General and Administrative expenses.  Any proposed exploration work programs will have to be funded through joint ventures, raising new capital or by selling its marketable securities currently valued at $260,673.

Fiscal Year Ended December 31, 2001 compared to Fiscal Year Ended December 31, 2000

The Company’s activities of recent years have been funded through private placements and issuance of stock options for cash.  During the year ended December 31, 2001, no shares were issued for cash.  As at December 31, 2001, there were 9,666,163 shares issued and outstanding.

Freegold’s working capital deficiency at December 31, 2001 was $35,489.  Subsequent to the year ended December 31, 2001, the company completed a private placement of 1,200,000 units at a price of $0. 28 per unit for gross proceeds of $336,000.

Fiscal Year Ended December 31, 2000 compared to Fiscal Year Ended December 31, 1999

The Company’s activities of recent years have been funded through private placements and issuance of stock options for cash.  During the year ended December 31, 2000, a total of 1,465,000 common shares were issued to raise $957,500 for a total outstanding at December 31, 2000 of 9,096,163 shares.

Freegold’s working capital at December 31, 2000 was $354,721. With estimated General and Administrative expenses of $30,000/month, $360,000 will be incurred over the next 12 months.  The Company believes that it has sufficient working capital to cover its annual General and Administrative expenses. Any proposed exploration work programs will have to be funded thru joint ventures, raising new capital or by selling its marketable securities valued at $501,880 as at December 31, 2000 ..

Material Differences between Canadian and US Generally Accepted Accounting Principles

The significant difference between Canadian and U.S. GAAP on the consolidated financial statements for the twelve months ended December 31, 2002 are as follows:

U.S. GAAP requires that mineral property acquisition costs and deferred exploration expenditures be written off as incurred, or until economically recoverable proven and probable reserves are identified, as which time further costs incurred may be deferred.  Mineral acquisition costs and deferred exploration expenditure s during the 2002 year were $921,454, which requires an adjustment of $817,418 to the loss reported under Canadian GAAP.

The loss under Canadian GAAP for the 2002 year was $788,001.  After adding mineral costs adjustment of $817,418, a loss under U.S. GAAP of $1,605,419 is reported.  The loss per share under Canadian GAAP is $0.07 as compared to a loss of $0.14 per share under U.S. GAAP.

The significant difference between Canadian and U.S. GAAP on the consolidated financial statements for the twelve months ended December 31, 2001 are as follows:

U.S. GAAP requires that mineral property acquisition costs and deferred exploration expenditures be written off as incurred, or until economically recoverable proven and probable reserves are identified, at which time further costs incurred may be deferred. Mineral acquisition costs and deferred exploration expenditures during the 2001 year were $589,938, which requires an adjustment of $(3,569,442) to the loss reported under Canadian GAAP.

The loss under Canadian GAAP for the 2001 year was $4,271,711. After adding mineral costs adjustment of $(3,569,442), a loss under U.S. GAAP of $702,269  is reported.  The loss per share under Canadian GAAP is $ 0. 46 as compared to a loss of $0.0 8 per share under U.S. GAAP.

The significant difference between Canadian and U.S. GAAP on the consolidated financial statements for the twelve months ended December 31, 2000 are as follows:

U.S. GAAP requires that mineral property acquisition costs and deferred exploration expenditures be written off as incurred, or until economically recoverable proven and probable reserves are identified, at which time further costs incurred may be deferred. Mineral acquisition costs and deferred exploration expenditures during the 2000 year were $1,330,232, which requires an adjustment of  $(1,071,479) to the loss reported under Canadian GAAP.

The loss under Canadian GAAP for the 2000 year was $2,509,091. After adding mineral costs adjustment of $(1,071,479), a loss under U.S. GAAP of $1,437,612 is reported.  The loss per share under Canadian GAAP is $ 0. 31 as compared to a loss of $0. 16 per share under U.S. GAAP.

B.

Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no research and development, the information required by this section is inapplicable.

C.

Trend Information

As the Company is a mineral exploration company with no producing properties, the information required by this section is inapplicable.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The names and municipalities of residence of the directors and officers of the Company, positions held by them with the Company.  Following is a brief biographical summary and listing of their principal occupations for the past five years.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director of the Company Since	Shares Beneficially Owned or Controlled(1)
Harry Barr(2)(3) Canada Chairman, CEO, & Director	President, CEO, & Director of CanAlaska Ventures Ltd. (1989 – present); President, CEO, & Director of Pacific North West Capital Corp. (1996 – present); Director of El Nino Ventures Inc. (1999 – present) and Director of Cinemage (1998 – present).	1985	476,948
Bernard Barlin(2) UK Director	Director of CanAlaska Ventures Ltd. (1989 – present) and Director of Pacific North West Capital Corp. (2000 – present).	1989	Nil
Colin Bird(4) UK President & Director	Managing Director of Lion Mining Finance Ltd. (1995 – present); President & Director of MIT Ventures Corp. (1996 – present) and Director of various other mining companies.	1996	109,722
Hubert Marleau(2) Canada Director	President & CEO of Palos Capital Corp. (1998 – present); Director of CanAlaska Ventures Ltd. (1996 – present); Chairman of Marleau, Lemire Inc. (1989 – 1998) and Director of several other companies.	1996	Nil
Hans Von Michaelis(5) US Director	President of Randol International Ltd. (1977-present).	2003	Nil
Gordon Steblin Canada Chief Financial Officer	Chief Financial Officer of Freegold Ventures Limited from 1995-present; CanAlaska Ventures Ltd., from 1995-present; Pacific North West Capital Corp. from 1998-Present; and El Nino Ventures Inc. from 1999-present.	2002	5,000
Taryn Downing(6) Canada Director	Corporate Secretary of CanAlaska (1995-present); Director of CanAlaska (2002-present); Corporate Secretary of Pacific North West Capital Corp. (1998–present); Corporate Secretary of El Nino Ventures Inc. (1999-present) and Director of El Nino Ventures Inc. (2000-present)	2003	5,000

Notes:

(1)

This information has been furnished by the respective Directors.

(2)

Denotes member of the Audit Committee.  The Company does not have an Executive Committee.

(3)

Mr. Barr was appointed Chairman of the Company and resigned as President of the Company on February 19, 1999.

(4)

Mr. Bird was appointed President of the Company on February 19, 1999.

(1)

Hans von Michaelis was appointed a Director of the Company on February 18, 2003.

(2)

Taryn Downing was appointed a Director of the Company on March 17, 2003.

Harry Barr, Bernard Barlin, Colin Bird, Taryn Downing and Hubert Marleau are also Directors of CanAlaska Ventures Ltd. and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of CanAlaska Ventures Ltd.

Harry Barr and Bernard Barlin are also Directors of Pacific North West Capital Corp. and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of Pacific North West Capital Corp.

B.

Compensation

Cash and Non-Cash Compensation – Executive Officers and Directors

Directors of the Company do not receive fees or other cash compensation in their capacity as directors.  The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.  Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

The following table details the compensation paid to the persons who held the position of Chief Executive Officer and the next most highest paid executive officer of the Company.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation(1) ($) (e)	Securities Under Options/SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Harry Barr Chairman and CEO	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	97,290(1) 85,200(1) 58,140(1)	150,000 (2) Nil 648,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes

(1)

Consulting fees.

(2)

150,000 stock options were issued to Canadian Gravity Recovery Inc., company owned 100% by Harry Barr

Long Term Incentive Plan

The Company does not have a Long-term Incentive Plan for its Named Executive Officers.

Termination of Employment, Change in Responsibilities and Management Contracts

Harry Barr is entitled to receive compensation from the Company through a management agreement (the “Management Agreement”) dated June 14, 1999.  The Management Agreement is renewable at three year periods with mutual consent subject to provisions for termination as to one year notice plus one additional month for each year of service.  Mr. Barr currently receives a fee of $8,640 per month.

The Company does not have a Compensation Committee.  During the financial year ended December 31, 2002, compensation matters were dealt with by the entire Board of Directors.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Board of Directors and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its senior officers.

The Company anticipates that compensation for the Executive Officers will be the same for the Company's 2003 fiscal year as it was for the Company's 2002 fiscal year.

Compensation to Directors

Directors of the Company do not receive fees or other cash compensation in their capacity as directors.  The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.  Directors are also eligible to receive incentive stock options to purchase shares of the Company and for the financial year ended December 31, 2002 received those stock options described below under the heading “Stock Options”

Audit Committee

The Audit Committee is comprised of Hans Von Michaelis, Hubert Marleau, and Bernard Barlin.  Mr. Von Michaelis, Mr. Marleau and Mr. Barlin are “unrelated” Directors.  The Exchange Guidelines recommend that an audit committee be comprised only of outside directors.  The Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report of the Company.  The quarterly financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

Compensation Committee

The Compensation Committee is comprised of Hans von Michaelis, Hubert Marleau and Bernard Barlin.  Mr. Von Michaelis, Mr. Marleau and Mr. Barlin are “unrelated” Directors.  The Compensation Committee periodically reviews the compensation paid to Directors, management, and employees based on such factors as time commitment, comparative fee paid by other companies in the industry in North America and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

Corporate Governance Committee

The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

This Committee meets at least once annually.  Currently, the members are Hans von Michaelis, Hubert Marleau, and Bernard Barlin who also constitute the Company’s Audit Committee.

STOCK OPTIONS

Options and Stock Appreciation Rights (SARS)

Grants During the Most Recently Completed Financial Year

During the year ended December 31, 2002, there were 1 million options granted, 665,750 options amended and 12,500 options cancelled to Directors, officers, consultants, and employees pursuant to the Company’s Stock Option Plan.  As of March 31, 2003 there were 1,665,750 outstanding options issued under the Company’s Stock Option Plan.

The following Options/SARs were granted to Named Executive Officers in the financial year ended December 31, 2002.

(a)

Options/SARs Grants During The Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Canadian Gravity Recovery Inc.(1)	150,000	15%	$0.50	$0.445	Dec 31/07

(1)

Canadian Gravity Recovery Inc. is a wholly-owned company of Harry Barr.

(b)

Options granted to Directors, non-executive insiders and others in the financial year:

Optionee	Number Of Shares Subject To Option	Date Of Grant	Exercise Price	Date of Expiry
Colin Bird	100,000	Dec 31/02	0.50	Dec 31/07
John Royall	25,000	Dec 31/02	0.50	Dec 31/07
Taryn Downing	50,000	Dec 31/02	0.50	Dec 31/07
Gordon Steblin	50,000	Dec 31/02	0.50	Dec 31/07
Peter de Guia	40,000	Dec 31/02	0.50	Dec 31/07
Wayne Shaw	30,000	Dec 31/02	0.50	Dec 31/07
Hubert Marleau	70,000	Dec 31/02	0.50	Dec 31/07
Bernard Barlin	30,000	Dec 31/02	0.50	Dec 31/07
Roland Thornhill	15,000	Dec 31/02	0.50	Dec 31/07
Werner Grieder	25,000	Dec 31/02	0.50	Dec 31/07
Kristina Walcott	40,000	Dec 31/02	0.50	Dec 31/07
Paul Searle	25,000	Dec 31/02	0.50	Dec 31/07
Dan Koyich	20,000	Dec 31/02	0.50	Dec 31/07
Shane Starnes	40,000	Dec 31/02	0.50	Dec 31/07
Charlotte Brown	30,000	Dec 31/02	0.50	Dec 31/07
Howard Nichol	25,000	Dec 31/02	0.50	Dec 31/07
Scott Jobin-Bevans	40,000	Dec 31/02	0.50	Dec 31/07
Hans Von Michaelis	70,000	Dec 31/02	0.50	Dec 31/07
Heather Pearson	25,000	Dec 31/02	0.50	Dec 31/07
Kathy Russell	25,000	Dec 31/02	0.50	Dec 31/07
Melange Investments Canada Ltd.	50,000	Dec 31/02	0.50	Dec 31/07
Spiros Cacos	25,000	Dec 31/02	0.50	Dec 31/07

(c)

Options/SARs exercised by Directors, executive officers, non-executive insiders and others in the financial year.

Optionee	Number Of Shares Exercised	Date Of Grant	Exercise Price	Date Of Expiry
Nil

(d)

Options/SARs cancelled by Directors, executive officers, non-executive insiders and others in the financial year.

Optionee	Number Of Shares Cancelled	Date Of Grant	Exercise Price	Date Of Expiry
Fred Knight	12,500	May 21/98	$0.50	May 21/03

Amendment to Stock Option Plan

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX) will be asked to approve, by simple majority of the disinterested shareholders, the amendment to the Company’s Stock Option Plan (the “Plan”) to increase the maximum number of shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan from 2,225,732 to 3,491,587 shares.  Upon receipt of disinterested shareholder approval to this amendment, the Company will seek approval to same from the TSX.  Both shareholder approval and TSX approval are required before the amendment to the Plan may be implemented.

The Company believes that awards under the Plan are an effective means of rewarding corporate and individual performance.  To provide the Company with the continued flexibility of granting such awards under the Plan, the Company is seeking approval from disinterested shareholders at the Meeting to increase the number of shares of the Company issuable under the Plan to a maximum of 3,491,587 shares.

Amendment to Previously Granted Incentive Stock Options

Name	Date Granted	Price	Amended Price	Expiry	Balance
John Royall	Feb 11/98	$1.80	$0.50	Feb 11/05	15,000
Richard Pyke	Feb 11/98	$1.80	$0.50	Feb 11/05	3,750
Werner Grieder	Feb 11/98	$1.80	$0.50	Feb 11/05	12,500
Colin Bird	Feb 11/98	$1.80	$0.50	Feb 11/05	43,750
Howard Nichol	Feb 11/98	$1.80	$0.50	Feb 11/05	6,250
Taryn Downing	Feb 11/98	$1.80	$0.50	Feb 11/05	12,500
GordonSteblin	Feb 11/98	$1.80	$0.50	Feb 11/05	12,500
Peter de Guia	Feb 11/98	$1.80	$0.50	Feb 11/05	5,000
Audrey Savoie	Feb 11/98	$1.80	$0.50	Feb 11/05	5,000
Vance Loeber	Feb 11/98	$1.80	$0.50	Feb 11/05	15,000
Ulrich Rued	Feb 11/98	$1.80	$0.50	Feb 11/05	5,000
Cole McFarland	Feb 11/98	$1.80	$0.50	Feb 11/05	18,750
Bernard Barlin	Feb 11/98	$1.80	$0.50	Feb 11/05	5,000
Hubert Marleau	Feb 11/98	$1.80	$0.50	Feb 11/05	12,500
Roland Thornhill	Feb 11/98	$1.80	$0.50	Feb 11/05	3,750
Harry Barr	Feb 11/98	$1.80	$0.50	Feb 11/05	6,250
Sub Total					182,500

Wayne Shaw	May 21/98	$2.68	$0.50	May21/03	7,500
Roland Thornhill	May 21/98	$2.68	$0.50	May 21/03	6,250
Taryn Downing	May 21/98	$2.68	$0.50	May 21/03	6,250
Gordon Steblin	May 21/98	$2.68	$0.50	May 21/03	6,250
Peter de Guia	May 21/98	$2.68	$0.50	May 21/03	6,250
Audrey Savoie	May 21/98	$2.68	$0.50	May 21/03	6,250
Vance Loeber	May 21/98	$2.68	$0.50	May 21/03	6,250
Bernard Barlin	May 21/98	$2.68	$0.50	May 21/03	2,500
Hubert Marleau	May 21/98	$2.68	$0.50	May 21/03	3,750
Harry Barr	May 21/98	$2.68	$0.50	May 21/03	6,250
John Royall	May 21/98	$2.68	$0.50	May 21/03	16,250
Sub Total					73,750

293020 BC Ltd.	Feb 28/00	$1.00	$0.50	Feb 28/05	81,000
Canadian Gravity Recovery Inc	Feb 28/00	$1.00	$0.50	Feb 28/05	81,000
John Royall	Feb 28/00	$1.00	$0.50	Feb 28/05	12,500
Taryn Downing	Feb 28/00	$1.00	$0.50	Feb 28/05	21,250
Gordon Steblin	Feb 28/00	$1.00	$0.50	Feb 28/05	18,750
Peter de Guia	Feb 28/00	$1.00	$0.50	Feb 28/05	18,750
Audrey Savoie	Feb 28/00	$1.00	$0.50	Feb 28/05	10,000
Wayne Shaw	Feb 28/00	$1.00	$0.50	Feb 28/05	12,500
Hubert Marleau	Feb 28/00	$1.00	$0.50	Feb 28/05	6,250
Bernard Barlin	Feb 28/00	$1.00	$0.50	Feb 28/05	6,250
Colin Bird	Feb 28/00	$1.00	$0.50	Feb 28/05	62,500
Roland Thornhill	Feb 28/00	$1.00	$0.50	Feb 28/05	10,000
Werner Grieder	Feb 28/00	$1.00	$0.50	Feb 28/05	18,750
Kristina Walcott	Feb 28/00	$1.00	$0.50	Feb 28/05	7,500
Paul Searle	Feb 28/00	$1.00	$0.50	Feb 28/05	7,500
Dan Koyich	Feb 28/00	$1.00	$0.50	Feb 28/05	10,000
Cole McFarland	Feb 28/00	$1.00	$0.50	Feb 28/05	5,000
Sub Total					389,500

Merle Frank	May 5/00	$2.00	$0.50	May 5/05	12,500
Shane Starnes	May 5/00	$2.00	$0.50	May 5/05	5,000
Charlotte Brown	May 5/00	$2.00	$0.50	May 5/05	2,500
Sub Total					20,000
TOTAL					665,750

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX) will be asked to approve, by simple majority of the disinterested shareholders, the amendments to incentive stock options granted to the individuals in the chart above.   Any such amendments will also require the prior approval of the TSX before they may be implemented.

Pursuant to the policies of the TSX, the Company is required to obtain disinterested shareholder approval to any amendments made to incentive stock options granted by the Company, including but not limited to changes in the exercise price or the expiry date of such options.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  The Company’s general approach to corporate governance is summarized below.

The Board is currently composed of six directors.  All the proposed nominees are current directors.

The Exchange Guidelines suggest that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “unrelated” directors.  An “unrelated” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.  In addition, where a company has a significant shareholder, the Exchange Guidelines suggest that the board of directors should include a number of directors who do not have interests in either the Company or the significant shareholder.  Of the proposed nominees, three are considered by the Board to be “unrelated” within the meaning of the Exchange Guidelines.

Mandate of the Board of Directors

The mandate of the Board, as prescribed by the Company Act (British Columbia), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

Meetings of the Board

The Board plans to meet at least quarterly to review, among other things, the performance of the Company.  Results are compared and measured against a previously established plan and performance in prior years.  The Board also holds a meeting each year to review and assess the Company’s financial budget and business plan for the ensuing year and its overall strategic objectives.  This process establishes, among other things, benchmarks against which the Board may measure the performance of management.  Other meetings of the Board are called to deal with special matters as circumstances require.

Committee Responsibilities and Activities

Committees of the Board are an integral part of the company’s governance structure.  There are three standing committees (the “Committees”), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

The Audit Committee is comprised of Hans von Michaelis, Hubert Marleau, and Bernard Barlin.  Mr. Von Michaelis, Mr. Marleau and Mr. Barlin are “unrelated” Directors.  The Exchange Guidelines recommend that an audit committee be comprised only of outside directors.  The Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report of the Company.  The quarterly financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

Compensation Committee

The Compensation Committee is comprised of Hans von Michaelis, Hubert Marleau and Bernard Barlin.  Mr. Von Michaelis, Mr. Marleau and Mr. Barlin are “unrelated” Directors.  The Compensation Committee periodically reviews the compensation paid to Directors, management, and employees based on such factors as time commitment, comparative fee paid by other companies in the industry in North America and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

Corporate Governance Committee

The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

This Committee meets at least once annually.  Currently, the members are Hans von Michaelis, Hubert Marleau, and Bernard Barlin who also constitute the Company’s Audit Committee.

Nomination and Assessment

The Board determines new nominees to the Board, although a process has not been adopted.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer.  The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

Defined Benefit Plans

The Company does not have, and at no time during its most recently completed financial year had, any defined benefit or actuarial plans in respect of which any of its Executive Officers were eligible to participate.

Board Practices

The directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.

The Company’s Audit Committee is comprised of von Michaelis, Marleau, and Barlin.  The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment.  The Audit Committee reviews the audited financial statements of the Company and liaises with the Company’s auditors and recommends to the Board of Directors whether or not to approve such statements.  At the request of the Company’s auditors, the Audit Committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

Employees

During the fiscal year ended December 31, 2002, the Company had two part time employees and 10 consultants.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares held at Dec 31, 2002	Number of Options or Warrants Outstanding at Dec 31, 2002	Exercise Price	Expiry Date
293020 BC Ltd.(1)	63,984	15,000 (warrant) 81,000 (option)	$0.45 $0.50(3)	June 17, 2004 Feb 28, 2005
Canadian Gravity Recovery Inc.(2)	504,146	248,322 (warrant) 200,000 (warrant) 34,722 (warrant) 81,000 (option) 150,000 (option)	$0.40/0.48/0.60 $0.40/0.48/0.60 $0.45 $0.50(3) $0.50	May 18, 2005 July 5, 2005 June 17, 2004 Feb 28, 2005 Dec 31, 2007
Harry Barr	6,150	6,250 (option) 6,250 (option)	$0.50(3) $0.50(3)	Feb 11, 2005(4) May 21, 2003
Colin Bird	109,722	11,111 (warrant) 43,750 (option) 62,500 (option) 100,000 (option)	$0.45 $0.50(3) $0.50(3) $0.50	June 17, 2004 Feb 11, 2005(4) Feb 28, 2005 Dec 31, 2007

(1)

293020 BC Ltd. is a wholly-owned company of Mr. Harry Barr.

(2)

Canadian Gravity Recovery Inc. is a wholly-owned company of Mr. Harry Barr

(3)

During the year ended December 31, 2002 stock options ranging in price from $1.00 to $2.68 have been repriced to $0.50

(4)

During the year ended December 31, 2002 182,500 stock options were extended an additional two years.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s common shares held by such persons:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
CDS & Company 25 Esplanade Box 1038, Station A Toronto, ON M5E 1W5	8,491,922	59%
Cede & Co. Box 20 Bowling Green Stn New York, NY 10274	758,727	5.3%
Anglo Alaska Gold Corp. PO Box 80268 Fairbanks, AK 99708	800,000	5.6%

CDS & Co. is a depository, the Company has no knowledge as to the beneficial ownership of these shares.

There are 15,651 common shares of the Company (the “Escrow Shares”) held in escrow by the Escrow Agent pursuant to an escrow assumption agreement dated July 30, 1992 (the “Escrow Assumption Agreement”) and subject to the direction or determination of the Exchange.  The Escrow Assumption Agreement replaces two previous performance escrow agreements, the first being dated September 16, 1985, between the Company, National Trust Company and Harry Gordon Barr, and the second being dated February 26, 1987, between the Company, National Trust Company, Kelly Dolphin and Harry Gordon Barr.  The Escrow Assumption Agreement provides, among other things, that the Escrow Shares may not be traded in or dealt with in any manner whatsoever nor released, nor may the Company, the Escrow Agent or any holder of the Escrow Shares make any transfer or record any trading of the Escrow Shares without the consent of the Exchange.  The Escrow Shares will represent 0.2% of the Company’s issued and outstanding common shares upon completion of the Offering.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended December 31, 2002, or proposed material transactions between the Company or any of its subsidiaries and:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members or any such individual’s family;

(a)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families;

(b)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c ) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors of major shareholders of the Company and enterprises that have a member of key management in common with the Company.

C.

Interests of Experts and Counsel

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended December 31, 2002 which contain an Audit Report dated January 31, 2003.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20F.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The high and low sale prices for the common shares of the Company on the Toronto Stock Exchange for each of the last five full financial years are as follows:

Since March 11, 1987, the Common Shares of the Company have been listed on the TSX Venture Exchange and since May 19, 1998 have been listed on the Toronto Stock Exchange.

Year Ended December 31, 2002	High (Cdn$)	Low (Cdn$)	Volume (Shares)

2003 First Quarter	0.64	0.39	2,484,368
2002 First Quarter Second Quarter Third Quarter Fourth Quarter 2001	0.105 0.205 0.50 0.51	0.04 0.075 0.075 0.35	3,096,193 12,001,450 2,838,413 1,797,263
First Quarter Second Quarter Third Quarter Fourth Quarter	0.22 0.14 0.11 0.09	0.08 0.06 0.06 0.03	2,473,455 2,707,116 2,197,116 2,193,886

2000
First Quarter	0.55	0.06	6,943,648
Second Quarter	0.95	0.20	13,337,304
Third Quarter	0.33	0.14	1,808,416
Fourth Quarter	0.18	0.07	2,763,922

1999
First Quarter	0.28	0.15	280,317
Second Quarter	0.22	0.11	1,420,252
Third Quarter	0.17	0.08	873,000
Fourth Quarter	0.19	0.06	1,009,533

On December 31, 2002 the closing sale price of the Common Shares on the Exchange was $0.445 per share.

The Company has not, since the date of its incorporation, declared or paid any dividends on its Common Shares and does not currently intend to pay dividends.  Earnings will be retained to finance further exploration and development.

As at December 31, 2002 there was no active trading market for the Common Shares in the United States, although United States residents may purchase Common Shares in Canada.

The following table indicates the approximate number of record holders of Common Shares at December 31, 2002 the number of record holders of Common Shares with United States addresses and the portion and percentage of Common Shares so held in the United States.  On such date, 14,367,079 Common Shares were outstanding.

Total Number of Registered Holders	Number of Registered US Holders	Number of Common Shares Held in US	Percentage of Common Shares

334	116	2,996,590	20.86%

A substantial number of Common Shares are held by depositaries, brokerage firms and financial institutions in "street names".  Based on inquiries made by the Company and on the number of annual reports and proxy statements requested by such nominees, management of the Company estimates that the number of beneficial holders of Common Shares exceed of which the Company estimates in excess of are U.S. persons.

The computation of the number and percentage of Common Shares held in the United States is based upon the number of Common Shares held by record holders with United States addresses.  United States residents may beneficially own Common Shares held of record by non-United States residents.

B.

Plan of Distribution

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

The Company’s common shares have traded on the Canadian Venture Exchange since March 11, 1987 under the trading symbol “ITF” and has been listed on the Toronto Stock Exchange under the trading symbol “ITF” since May 19, 1998.

D.

Selling Shareholders

This Form 20F is being filed as an Annual Report under the Exchange Act and as such, there is no requirement to provide any information under this section.

E.

Dilution

This Form 20F is being filed as an Annual Report under the Exchange Act and as such, there is no requirement to provide any information under this section.

F.

Expenses of the Issue

This Form 20F is being filed as an Annual Report under the Exchange Act and as such, there is no requirement to provide any information under this section.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

This Form 20F is being filed as an Annual Report under the Exchange Act and as such, there is no requirement to provide any information under this section.

B.

Memorandum and Articles of Association

The Company was incorporated on July 22, 1985, under the name FreeGold Recovery Inc., under the laws of the Province of Alberta.  On August 21, 1991, the Company continued out of the Province of Alberta into the Province of British Columbia.  On November 25, 1993, the Company changed its name to International Freegold Mineral Development Inc. and consolidated its share capital on a six old common shares for one new common share basis.  On December 3, 2002 the Company changed its name to Freegold Ventures Limited and consolidated its share capital on a four old common shares for one new common share basis.  In this Annual Report the “Company” means Freegold Ventures Limited and, except where the context so requires, its subsidiary.

The Company carries out its operations in Alaska and Idaho through its wholly-owned subsidiary, Free Gold Recovery, U.S.A.  Free Gold Recovery U.S.A., Inc. was incorporated on November 12, 1985, under the laws of the State of Nevada and was granted a Certificate of Authority to transact business in the State of Alaska on December 18, 1995, under the name FreeGold Recovery Inc. USA.  In this Annual Report “Free Gold Recovery U.S.A.” means both Free Gold Recovery, U.S.A. and FreeGold Recovery Inc. USA .  The Company is the sole shareholder of Free Gold Recovery U.S.A.

C.

Material Contracts

See Exhibits

A.

Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements.  See "Item 7. "Taxation".

There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Common Shares, other than are provided in the Investment Canada Act (Canada).  The following summarizes the principal features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain "non-Canadian" individuals, governments, corporations or other entities who wish to acquire a "Canadian business" (as defined in the Investment Canada Act), or establish a "new Canadian business" (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as "Investment Canada".  The Investment Canada Act requires that certain acquisitions of control by a Canadian business by a "non-Canadian" must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada", having regard to criteria set forth in the Investment Canada Act.  Only acquisitions of control are reviewable under the Investment Canada Act; however, the Investment Canada Act provides detailed rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control.  Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition which has been completed, the acquired Canadian business be divested.  Failure to comply with the review provisions of the Investment Canada Act could result in, among other things, an injunction or a court order directing disposition of assets or shares.

E.

Taxation

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of the taxes, including withholding provisions to which United States security holders are subject under existing laws and regulations of Canada and the United States; the consequences, if any, of state and local taxes are not considered.  The following information is general and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own taxes.  The Company has not paid dividends on the common shares in any of its last five fiscal years, and has no plans to pay dividends in the immediate future.

Canadian federal tax legislation would require a 25% withholding from any dividends paid or deemed to be paid to the Company's non-resident shareholders.  However, individual shareholders resident in the United States would generally have this rate reduced to 5% through the tax treaty between Canada and the United States.  The amount of stock dividends paid to non-residents of Canada would be subject to withholding tax at the same rate as cash dividends.  The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the stated capital of the Company had increased by reason of the payment of such a dividend.  Interest paid or deemed to be paid on the Company's debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty, provided that the U.S. shareholder has not resided in Canada in the ten years immediately preceding the disposition.

Under the present legislation in the United States, the Company is generally not subject to United States back-up withholding rules, which would require withholding at a rate of 20% on dividends and interest paid to certain United States persons who have not provided the Company with a taxpayer identification number, provided that the U.S. shareholder has not resided in Canada in the ten years immediately preceding the disposition.

Gains derived from a disposition of shares of the Company by a non-resident shareholder will be subject to tax in Canada only if not less than 25% of any class of shares of the Company was owned by the non-resident shareholder and/or persons with whom the non-resident did not deal at arm's length at any time during the five year period immediately preceding the disposition.  In such cases, gains derived by a U.S. shareholder from a disposition of shares of the Company would likely be exempt from tax in Canada by virtue of the Canada-U.S. tax treaty, provided that the U.S. shareholder has not resided in Canada in the ten years immediately preceding the disposition.

This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United Sates federal income tax consequences to any such holder or prospective holder is made.  Shareholders and prospective shareholders should therefore consult their own tax advisors with respect to the effect of these taxes in their particular circumstances.

Canadian Federal Income Tax Consequences

The following is a discussion of the material Canadian federal income tax consequences applicable to a holder of Common Shares who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his Common Shares in connection with carrying on a business in Canada (a “non-resident holder”).  Accordingly, shareholders and prospective investors should consult their own tax advisors for advice regarding their individual tax consequences.

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation, and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Form 20-F Annual Report.

Dividends

Dividends paid on the Common Shares to a non-resident holder will be subject to withholding tax.  The Canada-U.S. Income Tax Convention (1980) (the “Treaty”) provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

Under the ITA, a taxpayer’s capital gain or capital loss from a disposition of a Common Share is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition.  Three-quarters of a capital gain (the “taxable capital gain”) is included in income, and three-quarters of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year.  The amount by which a shareholder’s allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder and subject to adjustment when the capital gains inclusion rate in the year of disposition differs from the inclusion rate in the year the deduction is claimed.

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents “taxable Canadian property” to the holder thereof.  The Company is a public corporation for purposes of the ITA and a Common Share will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he did not deal at arm’s length together owned not less than 25% of the issued shares of any class of shares of the Company.

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time he ceased to be a Canadian resident elected to have his Common Shares treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realized on disposition of the Common Shares, subject to the relieving provisions of the Treaty described below.  The Common Shares may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain “rollover” transactions.  This would include transactions under Sections 85 and 87 of the ITA which apply to share for share and amalgamation transactions.

Where a U.S. resident holder realizes a capital gain on a disposition of Common Shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

(a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources;

(b)

the non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada or are property substituted for property that was owned at that time; or

(c)

the shares formed part of the business property of a “permanent establishment” or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

Notwithstanding the potential exemption from Canadian tax provided under the Treaty, where a non-resident of Canada disposes of Common Share that are taxable Canadian property, the non-resident is required to file a Canadian income tax return in respect of such dispositions.

United States Federal Income Tax Consequences

The following is a discussion of all material United States Federal income tax consequences, under current law, that may be applicable to a U.S. Holder (as defined below) of Common Shares of the Registrant.  This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See "Canadian Federal Income Tax Consequences" above.)

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  Shareholders and prospective investors should consult their own tax advisors for advice regarding their individual tax consequences.

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company's shares.  Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner; and (2) is notified by the IRS that it has failed to report payments of interest or dividends properly; or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

U.S. Holders

As used herein, a "U.S. Holder" is a holder of Common Shares of the Registrant who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in or under the laws of the United States or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust.  For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Common Shares of the Registrant are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at "Foreign Tax Credit" below).  To the extent that distributions exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the Common Shares of the Registrant will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Registrant (unless the Registrant qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Registrant.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Registrant may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  It will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares of the Registrant should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Registrant

A U.S. Holder will recognize gain or loss upon the sale of Common Shares of the Registrant equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the Common Shares of the Registrant.  This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder unless the Registrant were to become a controlled foreign corporation.  For the effect on the Registrant of becoming a controlled corporation, see "Controlled Foreign Corporation Status" below.  Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of Common Shares of the Registrant:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Registrant's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Registrant's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Registrant would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold Common Shares of the Registrant would be required to include in income for such year their allocable portion of the Registrant's passive income which would have been treated as a dividend had that passive income actually been distributed.  To the best knowledge of the Registrant, it is not and has never been a Foreign Personal Holding Company.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Registrant's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Registrant might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Common Shares of the Registrant to be treated as ordinary income rather than capital gains.  To the best knowledge of the Registrant, it is not and has never been a Foreign Investment Company.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.  U.S. investors who invest in the Company will be subject to U.S. taxation at possibly adverse or higher rates and under a system that may be more complicated and unfamiliar to them.  The directors of the Registrant believe that the Company has and does qualify as a Passive Foreign Investment Company for U.S. shareholders.

Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more.  For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only.  The Registrant believes that it is a PFIC.

As a PFIC, each U. S. Holder must determine under which of the alternative tax methods it wishes to be taxed.  Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Registrant's qualifies as a PFIC on his pro-rata share of the Registrant's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Registrant taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) treat any gain realized on the disposition of his Common Shares (or deemed to be realized on the pledge of his Common Shares) as capital gain; (ii) treat his share of the Registrant's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Registrant's annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible at all in taxable years beginning after 1990.

The procedure a U.S. Holder must comply with in making an timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Registrant is a PFIC.  If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year.  If, however, the Registrant qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must also elect to recognize as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if the Registrant is a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits. (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions").  Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if the Registrant no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a  QEF Election at any time(a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his Common Shares and (ii) certain "excess distributions", as specially defined, by the Registrant.

A Non-electing U.S. Holder would be required to pro-rate all gains realized on the disposition of his Common Shares and all excess distributions over the entire holding period for the Common Shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Registrant during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-electing U.S.  Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Registrant is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Common Shares, then the Registrant will continue to be treated as a PFIC with respect to such Common Shares, even if it is no longer by definition a PFIC.  A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Registrant is a PFIC and the U.S. Holder holds shares of the Registrant) (a "Non-Pedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective.  U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special adverse rules will apply with respect to the Common Shares while the Registrant is a PFIC whether or not it is treated as a QEF.  For example under Section 1297(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change.  Any such change could affect the validity of this discussion.  In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect.  There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion.  Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Registrant are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Registrant.  For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a PFIC, see "Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997" and "Elimination of Overlap Between Subpart F Rules and PFIC Provisions" below.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Registrant is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of stock of the Registrant, the Registrant would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code.  This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of the Registrant and the Registrant's earnings invested in "U.S. property" (as defined by the Code).  In addition, under Section 1248 of the Code, gain from the sale or exchange of Common Shares of the Registrant by such a 10% U.S. Holder of Registrant at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Registrant attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because the Registrant may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

F.

Dividends and Paying Agents

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G.

Statements by Experts

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H.

Documents on Display

Any documents referred to in this Annual Report may be inspected at the head office of the Company, 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3, during normal business hours.

I.

Subsidiary Information

There is no information relating to the Company’s subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at December 31, 2002 , the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries.  There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15.

[Reserved]

ITEM 16.

[Reserved]

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 9 hereof and filed as part of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

(a)

Financial Statements

Description of Document

Cover Sheet

Management’s Responsibility for Financial Reporting

Auditor’s Report dated January 31, 2003

Consolidated Balance Sheet as at December 31, 2002 and 2001

Consolidated Statements of Changes in Shareholders’ Equity for the Fiscal Years Ended

   December 31, 2002, 2001 and 2000

Consolidated Statement of Loss for the Fiscal Year s Ended

    December 31, 2002, 2001 and 2000 , and cumulative amounts since inception

Consolidated Statement of Cash Flows for the Fiscal Years Ended

    December 31, 2002, 2001 and 2000 , and cumulative amounts since inception

Consolidated Schedule of Mineral Property Costs for the Fiscal Years Ended

   December 31, 2002, 2001 and 2000

Notes to Consolidated  Financial Statements

FREEGOLD VENTURES LIMITED

(Formerly International Freegold

Mineral Development Inc.)

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 DECEMBER 2002 and 2001

STALEY, OKADA & PARTNERS

Chartered Accountants

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:
X	Schedule A
Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Freegold Ventures Limited (Formerly International Freegold Mineral Development Inc.)
Issuer Address:	2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
Issuer Fax No.:	(604) 688-2582
Issuer Telephone No.:	(604) 685-1870
Contact Name:	Harry Barr
Contact Position:	Chairman
Contact Telephone Number:	(604) 685-1870
Contact Email Address:	N/A
For Quarter Ended:	2002/12/31
Date of Report:	2003/04/09

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Harry Barr”	Harry Barr	2003/04/09

“Bernard Barlin”	Bernard Barlin	2003/04/09

INDEPENDENT AUDITORS’ REPORT

To the Directors of Freegold Ventures Limited:

We have audited the consolidated balance sheet of Freegold Ventures Limited (formerly International Freegold Mineral Development Inc.) (A Development Stage Company) as at 31 December 2002 and 2001 and the consolidated statements of changes in shareholders’ equity, loss and cash flows for the years ended 31 December 2002, 2001 and 2000.  These financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and Canada.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at 31 December 2002 and 2001 and the changes in shareholders’ equity, results of its operations and its cash flows for the years ended 31 December 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern.  As discussed in Note 1 to the financial statements, the company has suffered recurring losses from operations and has a working capital deficit as at 31 December 2002.  These matters raise substantial doubt about the company's ability to continue as a going concern.  Management's plans in regards to these matters are discussed in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The consolidated statements of loss and cash flows for the period from inception, 22 July 1985, to 31 December 1999 were reported on by other auditors, who issued unqualified opinions.

“Staley, Okada & Partners”

Surrey, British Columbia, Canada	STALEY, OKADA & PARTNERS
31 January 2003	CHARTERED ACCOUNTANTS

AUDITORS’ REPORT

To the Shareholders of Freegold Ventures Limited:

We have audited the consolidated balance sheet of Freegold Ventures Limited (formerly International Freegold Mineral Development Inc.) (An Exploration Stage Company) as at 31 December 2002 and 2001 and the consolidated statements of changes in shareholders’ equity, loss and cash flows for the years ended 31 December 2002, 2001 and 2000.  These financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at 31 December 2002 and 2001 and the changes in shareholders’ equity, results of its operations and its cash flows for the years ended 31 December 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding years.

The consolidated statements of loss and cash flows for the period from inception, 22 July 1985, to 31 December 1999 were reported on by other auditors.

“Staley, Okada & Partners”

Surrey, B.C.	STALEY, OKADA & PARTNERS
31 January 2003	CHARTERED ACCOUNTANTS

COMMENTS BY AUDITORS FOR THE U.S. READER ON

CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties such as those referred to in Note 1 to the consolidated financial statements.  Our report to the shareholders dated 31 January 2003 is expressed in accordance with Canadian reporting standards which does not permit a reference to such an uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

“Staley, Okada & Partners”

Surrey, B.C.	STALEY, OKADA & PARTNERS
31 January 2003	CHARTERED ACCOUNTANTS

Freegold Ventures Limited (Formerly International Freegold Mineral Development Inc.) (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheet
As at 31 December
Canadian Funds

ASSETS	2002	2001
Current
Cash	$31,779	$7,589
Accounts and advances receivable	9,565	869
Prepaid expenses and deposits	-	8,155
Portfolio investments (Note 4)	159,332	158,627
	200,676	175,240
Mineral Property Costs - Schedule (Note 5)	6,087,177	5,269,759
Capital Assets (Note 6)	33,544	42,646
	$6,321,397	$5,487,645

LIABILITIES
Current
Accounts payable and accrued liabilities	$43,438	$34,300
Due to related parties (Note 7)	9,245	88,542
Loans from related parties (Note 8)	-	63,995
Option payment settlement - current (Note 5a(iii))	24,142	23,892
	76,825	210,729

Option Payment Settlement (Note 5a(iii))	47,328	71,676

Continued Operations (Note 1)
Contingent Liabilities (Note 5f)
Commitments (Note 12 and 5a(i))

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 9)
Authorized:
100,000,000 (2001 - 25,000,000) common shares without par value
Issued, allotted and fully paid:
14,367,079 (2001 - 9,666,163) shares	23,905,521	22,316,071
Contributed surplus (Note 9d(iii))	238,495	-
Deficit - Statement 2	(17,946,772)	(17,110,831)
	6,197,244	5,205,240
	$6,321,397	$5,487,645

ON BEHALF OF THE BOARD:

“Harry Barr”

“Bernard Barlin”

Harry Barr, Director

Bernard Barlin, Director

- See Accompanying Notes –

Freegold Ventures Limited (An Exploration Stage Company)	Statement 2
Consolidated Statement of Changes in Shareholders’ Equity
Canadian Fund

	Common Shares	Amount	Contributed Surplus	Accumulated Deficit	Total
Balance - 31 December 1999	7,358,765	$20,984,326	$-	$(10,312,529)	$10,671,797
Issuance of shares for:
- Cash	1,465,000	957,500	-	-	957,500
- Property	272,398	144,745	-	-	144,745
- Share issuance costs	-	-	-	(17,500)	(17,500)
Loss for the year	-	-	-	(2,509,091)	(2,509,091)
Balance - 31 December 2000	9,096,163	22,086,571	-	(12,839,120)	9,247,451
Issuance of shares for:
- Property	570,000	229,500	-	-	229,500
Loss for the year	-	-	-	(4,271,711)	(4,271,711)
Balance - 31 December 2001	9,666,163	22,316,071	-	(17,110,831)	5,205,240
Issuance of shares for:
- Cash	3,600,916	1,152,950	-	-	1,152,950
- Property	1,100,000	436,500	-	-	436,500
Share issuance costs	-	-	-	(47,940)	(47,940)
Stock compensation costs	-	-	238,495	-	238,495
Loss for the year	-	-	-	(788,001)	(788,001)
Balance - 31 December 2002	14,367,079	$23,905,521	$238,495	$(17,946,772)	$6,197,244

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 3
Consolidated Statement of Loss
Canadian Funds

	Cumulative Amounts from 22 July 1985 to
	31 December	Year Ended 31 December
	2002	2002	2001	2000
General and Administrative Expenses
Consulting fees (Note 9d(iii))	$1,180,246	$331,821	$18,426	$81,608
Management fees	1,097,628	97,290	85,200	58,140
Travel	1,246,596	60,872	7,475	49,765
Transfer and filing fees	459,399	57,945	30,691	36,592
Promotion	757,697	49,449	7,388	32,790
Rent and utilities	416,369	40,015	40,015	29,409
Audit and accounting	395,458	28,142	22,564	40,744
Shareholder relations	959,190	18,000	-	53,443
Legal	461,316	12,610	24,491	32,616
Office and miscellaneous	477,486	9,305	3,852	24,170
Amortization	328,035	9,102	10,883	11,932
Interest and bank charges	89,195	5,476	3,257	3,056
Telephone	387,801	3,980	-	15,519
Insurance	73,563	1,039	891	1,544
Bad debts	38,132	-	-	-
Finders’ fee	41,156	-	-	-
Wages, salaries and benefits	429,646	-	4,161	26,275
Foreign exchange loss (gain), net	27,541	(3,367)	1,523	1,316
Loss Before the Following	8,866,454	721,679	260,817	498,919

Other Items
Interest income	(389,663)	(955)	(1,631)	(35,404)
Gain on sale of investments	(735,607)	(49,534)	(146,855)	(520,170)
Write-down of investments	630,375	12,775	-	164,035
Write-off of mineral property costs	9,291,061	104,036	4,159,380	2,401,711
Property payments received in excess of cost	(179,740)	-	-	-
Gain on sale of capital assets	(15,325)	-	-	-
Miscellaneous income	(159,261)	-	-	-
	8,441,840	66,322	4,010,894	2,010,172

Loss for the Period	$(17,308,294)	$(788,001)	$(4,271,711)	$(2,509,091)

Loss per Share - Basic and fully diluted		$(0.07)	$(0.46)	$(0.31)

Weighted Average Number of Shares Outstanding		11,743,797	9,350,668	8,130,789

- See Accompanying Notes –

Freegold Ventures Limited (An Exploration Stage Company)	Statement 4
Consolidated Statement of Cash Flows
Canadian Funds

	Cumulative Amounts from 22 July 1985 to
	31 December	Year Ended 31 December
Cash Resources Provided By (Used In)	2002	2002	2001	2000
Operating Activities
Loss for the period	$(17,308,294)	$(788,001)	$(4,271,711)	$(2,509,091)
Items not affecting cash
Amortization	328,035	9,102	10,883	11,932
Gain on sale of investments	(735,607)	(49,534)	(146,855)	(520,170)
Write-down of investments	630,375	12,775	-	164,035
Write-off of mineral properties	9,291,061	104,036	4,159,380	2,401,711
Gain on sale of capital assets	(15,325)	-	-	-
Compensation expense included in consulting fees	238,495	238,495	-	-
Changes in non cash working capital	709,962	8,597	92,024	52,527
	(6,861,298)	(464,530)	(156,279)	(399,056)

Investing Activities
Purchase of investments	(1,757,761)	(31,836)	(435)	(585,839)
Proceeds on sale of investments	1,751,261	100,490	216,725	871,700
Mineral property acquisition costs	(3,121,203)	(192,667)	(358,504)	(456,659)
Mineral property deferred exploration costs	(9,331,533)	(344,887)	(77,934)	(728,828)
Option payments received	381,169	20,000	61,000	-
Purchase of capital assets	(369,516)	-	-	(14,631)
Proceeds on sale of capital assets	41,336	-	-	-
	(12,406,247)	(448,900)	(159,148)	(914,257)

Financing Activities
Advances from (to) related parties	9,245	(79,297)	88,542	-
Loans from (repayments to) related parties	-	(63,995)	63,995	-
Share capital issued	20,017,005	1,152,950	-	957,500
Share issuance costs	(638,478)	(47,940)	-	(17,500)
Treasury shares	(64,350)	-	-	-
Option payment liability settlement	(24,098)	(24,098)	-	-
	19,299,324	937,620	152,537	940,000

Net Increase (Decrease) in Cash	31,779	24,190	(162,890)	(373,313)
Cash position - Beginning of period	-	7,589	170,479	543,792
Cash Position - End of Period	$31,779	$31,779	$7,589	$170,479

Supplemental Disclosure of Non-Cash Transactions
Shares issued or allotted for mineral property	$(3,270,921)	$(436,500)	$(229,500)	$(144,745)
Shares issued for debt	$(663,870)	$-	$-	$-
Shares issued for equipment	$(18,075)	$-	$-	$-
Option payments received in shares	$47,600	$32,600	$15,000	$-
Stock compensation expense included in consulting fees	$238,495	$238,495	$-	$-

- See Accompanying Notes –

Freegold Ventures Limited (An Exploration Stage Company)	Schedule 1a
Consolidated Schedule of Mineral Property Costs
For the Years Ended 31 December
Canadian Funds

	2002	2001
Direct
Golden Summit Property, Alaska, USA
Acquisition costs
Treasury shares - Option payments	$70,000	$12,000
Cash - Option payments	86,367	10,331
Option payment settlement	-	248,640
	156,367	270,971
Deferred exploration expenditures
Geological and field expenses	53,543	2,970
Mineral property fees	35,794	27,630
Drilling	10,565	-
Assaying	18,005	-
Engineering and consulting	77,996	14,697
	195,903	45,297
Total	352,270	316,268

Union Bay Property, Alaska, USA
Acquisition costs
Treasury shares - Finders fee	10,500	-
Cash payments - Staking	-	15,200
	10,500	15,200
Deferred exploration expenditures
Geological and field expenses	2,414	-
Mineral property fees	61,387	-
Assaying	-	1,474
	63,801	1,474
Shares - Option payments received	(15,000)	(15,000)
Cash - Option payments received	-	(46,000)
Total	59,301	(44,326)

Tonsina Property, Alaska, USA
Deferred exploration expenditures
Geological and field expenses	-	59
Engineering and consulting	-	665
Total	-	724

Rob Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	210,000	-
Cash - option payments	21,450	-
	231,450	-
Deferred exploration expenditures
Geological and field expenses	17,087	-
Mineral property fees	12,921	-
Wages	10,971	-
Assaying	5,774	-
Engineering and consulting	14,488	-
	61,241	-
Total	292,691	-

Yeager Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	126,000	-
Cash - option payments	39,500	-
Total	165,500	-

Almaden Property, Idaho, USA
Acquisition costs
Treasury shares - Option payments	-	180,000
Cash - Option payments	25,350	75,583
	25,350	255,583
Deferred exploration expenditures
Geological and field expenses	2,212	2,170
Mineral property fees	21,490	21,353
Engineering and consulting	240	186
	23,942	23,709
Total	49,292	279,292

PGM Properties, Sudbury Region, Ontario, Canada
Acquisition costs
Treasury shares - Option payments	20,000	37,500
Cash - Option payments	20,000	20,000
Staking	-	3,750
Recovery - Sale of equipment	-	(12,000)
	40,000	49,250
Deferred exploration expenditures
Geological and field expenses	-	520
Assaying	-	18
Engineering and consulting	-	3,192
Recovery - Cash option payments received	(20,000)	(15,000)
Recovery - Share option payment received	(17,600)	-
	(37,600)	(11,270)
Total	2,400	37,980

Cost for the Year	921,454	589,938
Balance - Beginning of year	5,269,759	8,839,201
Write-off of mineral property costs	(104,036)	(4,159,380)
Balance - End of Year	$6,087,177	$5,269,759

- See Accompanying Notes –

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2002
Canadian Funds

1.

Continued Operations

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption.  The company has incurred significant operating losses over the past several fiscal years, has a deficit of $17,946,772 and is currently unable to fulfill all required property obligations.

The ability of the company to continue as a going concern is dependent upon, among other things, obtaining additional financing (Note 16b) to continue operations, explore and develop the mineral properties and the discovery, development and sale of ore reserves.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the going concern assumption used in preparing these financial statements.

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2.

Significant Accounting Policies

a)

Consolidation

These consolidated financial statements include the accounts of the company’s wholly owned subsidiaries, Freegold Recovery, USA, Ican Minerals, Inc. ("Ican") and Canu Resources, Inc. ("Canu").  All subsidiaries are U.S. corporations which are involved in mineral property exploration.  They have been accounted for under the purchase method.  Ican and Canu are currently inactive.

b)

Portfolio Investments

Portfolio Investments are recorded at the lower of cost or market value.  Portfolio investments are written down to market value when the decline in market value is deemed to be other than temporary.

c)

Mineral Properties and Deferred Exploration Expenditures

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

All mineral properties are assessed on a regular basis to determine whether permanent impairment of value has occurred.  A property will be written off at the time that exploration results indicate no further work is warranted.  A property will be written down to net realizable value of proven and probable reserves, as reserve values are determined.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

d)

Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable.  The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

e)

Joint Ventures

Certain of the company’s properties were the subject of joint venture agreements.  Where joint venture agreements exist, the company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

f)

Amortization

The company provides for amortization on its capital assets at 20% - 30% on a declining balance method.  One half of the rate is taken in the year of acquisition.

g)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

h)

Change in Accounting Policy

During the year, the company has adopted the new recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.  It is applied on a prospective basis and applies to all awards granted on or after 1 January 2002.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

i)

Non-employees

The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

ii)

Employees

The standard encourages the use of a fair value based method for all awards to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a Company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The Company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Company’s common shares at the date of grant over the amount an employee must pay to acquire the common shares.  As required for the employee stock options, the Company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

i)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

j)

Foreign Currency Translation

The accounts of the company's foreign operations have been translated into Canadian dollars as follows:

•

Monetary assets and liabilities at year-end rates,

•

All other assets and liabilities at historical rates, and

•

Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

k)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

3.

Fair Value of Financial Instruments

The company’s financial instruments consist of cash, accounts and advances receivable, portfolio investments, accounts payable, amounts due to related parties, loans from related parties and option payment settlement.  Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.

Portfolio Investments

Details are as follows:

	2002				2001	2001
	Number of Shares	% Owned	Book Value	Market Value		Book Value
Pacific North West Capital Corp. (“PFN”)	384,100	1.8%	$109,914	$211,255		$114,512
CanAlaska Ventures Ltd. (“CVV”)	255,400	1.9%	43,418	43,418		44,115
Quaterra Resources Inc.	100,000	0.0%	6,000	6,000		-
			$159,332	$260,673		$158,627

The above investments have been accounted for using the cost method.  Both PFN and CVV are companies with directors in common.  During the year, the company had a net gain on sale of investments of $49,534 (2001 - $146,855) of which a gain of $58,626 (2001 - $137,694) was due to the sale of PFN shares and a loss of $9,092 (2001 - $NIL) was due to the sale of CVV shares.  The maximum percentage owned of PFN or CVV by the company at any time during the year was less than 3% (2001 - 4%).

5.

Mineral Property Costs

Details are as follows:

	Acquisition	Deferred Exploration	Total 2002	Total 2001
Golden Summit Property	$91,602	$4,481,618	$4,573,220	$4,220,950
Union Bay Property	54,342	128,285	182,627	123,326
Rob Property	231,450	61,241	292,691	-
Yeager Property	165,500	-	165,500	-
Almaden Property	601,998	23,942	625,940	576,648
PGM Properties	70,943	176,256	247,199	348,835
	$1,215,835	$4,871,342	$6,087,177	$5,269,759

a)

Golden Summit Property, Alaska, U.S.A.

By various agreements dated from 1 December 1992 to 9 May 1997, the company has acquired from Fairbanks Exploration Inc. (“FEI”) 93% of certain mineral claims in the Fairbanks Mining District of Alaska known as the Golden Summit Property.  The property is controlled by the company through long term lease agreements or outright claim ownership.  As consideration for the property, the company agreed to:

•

Issue 100,000 shares of the company (issued in 1997)

•

Issue 100,000 shares of the company for each U.S. $1,000,000 in expenditures spent on the property including all underlying lease obligations since 9 May 1997 to an aggregate of 500,000 shares.  As at 31 December 2002, the company had spent approximately U.S. $3,400,000 on the property since 9 May 1997 (100,000 shares issued in 1998, 100,000 shares issued in 1999 and 100,000 shares issued in 2001).

•

Expend a minimum of U.S. $1,767,000 of exploration expenditures on the property before the year 2000 (completed)

•

Make all required lease payments to underlying lessors (Note 5a(i-vi))

The company will fund 100% of the project until the commercial production is achieved at which point FEI will be required to contribute 7% of any approved budget.  The entire property is subject to a 2% Net Smelter Royalty (“NSR”).  The company has a 30 day right of first refusal in the event that the 7% working interest of FEI or the NSR is to be sold.  The Company can also purchase the NSR at any time following commercial production, based on its net present value as determined by mineable reserves.

A.

Underlying Leases

(i)

Keystone Claims

By agreement dated 17 May 1992 and amended 15 May 2000 and 30 November 2001, the company agreed to make advance royalty payments as follows:

	U.S. Funds
1992 - 1998 (U.S. $15,000 per year)		$105,000	(paid)
2000		$50,000	($25,000 paid in cash and $25,000 with 58,898 treasury shares of the company)
2001	$	*50,000	(treasury shares issued)
2002		$50,000	(paid)
2003 - 2006 (U.S. $50,000 per year)		$200,000
2007 - 2019 (U.S. $150,000 per year)		$1,950,000

*This advance royalty payment was settled by issuing 250,000 shares.  These shares have been issued during the current year.

An amendment signing bonus of U.S. $50,000 was paid 15 May 2000.  Until 2006, if the company terminates the agreement prior to 1 April of any year, the company's obligation will be the completion of any reclamation work.  If the company terminates the agreement after 1 April of any year, all obligations must be fulfilled for the calendar year in which the option is terminated.  Advance royalty payments may be made by cash, shares or their combination.

During the exploration stage and before commencement of production, the company is required to incur minimum exploration expenditures of U.S. $50,000 per year from 2000 to 2006, if the average price of gold exceeds U.S. $300 per ounce in the last quarter of each proceeding year, therefore a minimum expenditure of U.S. $50,000 is required for 2003, as the average price of gold during the last three months of 2002 was above U.S. $300 an ounce.  If the work commitment is not met, in whole or part, in any calendar year, the company must pay the lessor the difference between the value of the work incurred and U.S. $50,000.

The leased property is subject to a 3% NSR.

(ii)

Tolovana Claims

By lease agreements dated 2 May 1995 and 15 June 1995, the company agreed to make exploration expenditures of U.S. $500,000 (minimum U.S. $50,000 per year during the ten year agreement) and advance royalty payments of U.S. $500,000 (U.S. $75,000 paid).  During the 2000 fiscal year, the lessors terminated the agreement and accordingly all direct acquisition and deferred exploration costs, totalling U.S. $286,015, were written off.

(iii)

Vetter / McKibben Claims

By lease agreement dated 1 July 1986 and amended 23 July 1991 and 22 September 1997, the company agreed to make annual advance royalty payments from 1986 to 2002.

If no major mining company was involved from September 1997, the annual lease payments were to be reduced.  During the 1999 fiscal year, the company terminated the lease agreement and accordingly all direct acquisition costs have been written off.  The lessors made a claim against the company for U.S. $250,000 plus costs and punitive damages, being the payment due under the lease for 1999.  During the prior year, the dispute was settled.  The company agreed to pay U.S. $160,000 of which U.S. $100,000 was paid during the prior year.  The remaining U.S. $60,000 will be paid over the next four years at U.S. $15,000 per year commencing in fiscal 2002.  As at 31 December 2002, U.S. $45,000 remains to be paid of which U.S. $15,000 is classified (CDN $24,142) as current and U.S. $30,000 (CDN $47,328) is classified as long term.

(iv)

Newsboy Claims

By lease agreement dated 28 February 1986 and amended 26 March 1996, the company agreed to make advance royalty payments of U.S. $2,500 per year until 1996 (paid) and U.S. $5,000 per year thereafter (paid to date).  The claims are subject to a 4% NSR which the company has an option to purchase for the greater of the present worth or U.S. $1,000,000, less all advance royalty payments made.

(v)

Mohawk Oil Claims

By agreement dated 27 June 1987 and amended 25 August 1991, the company agreed to make advance royalty payments of U.S. $5,000 per year until 1994 (U.S. $30,000 paid) and U.S. $10,000 per year thereafter (U.S. $40,000 paid).  During the 2000 fiscal year, the company terminated this agreement and accordingly all related acquisition costs, totalling U.S. $70,000, were written off.

(vi)

Vanguard Claims

By agreement dated October 1997, the company agreed to incur exploration expenditures of U.S. $100 per claim per year for a total of 479 claims.  During the 2000 fiscal year, the company terminated this agreement and accordingly all related direct acquisition and deferred exploration costs, totalling U.S. $41,938, were written off.

b)

Union Bay Property, Alaska, U.S.A.

The company acquired certain mineral claims known as the Union Bay Property, in Alaska, U.S.A., by way of staking.

(i)

By agreement dated 17 April 2001, the company granted to Quaterra Resources Inc. ("Quaterra"), an option to earn a 50% interest in the property.

As consideration Quaterra was to pay U.S. $100,000 ($30,000 received), issue 200,000 Quaterra shares (received) and incur U.S. $1,000,000 in exploration expenditures.

A finders fee of 25,000 shares of the company was paid on this agreement.

During the year Quaterra terminated the agreement.

(ii)

By agreement dated 1 October 2002, the company granted to Pacific Northwest Capital Corp. (“PFN”), a company with certain directors and officers in common, an option to earn a 70% interest in the property.

To earn a 50% interest, PFN must at its option, make the following payments, issue shares and incur exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
- Within 5 days from approval date *	$-	30,000	$-
- On or before 1 July 2003	20,000	-	30,000
- On or before 30 January 2004	-	30,000	-
- On or before 1 July 2004	20,000	-	30,000
- On or before 1 July 2005	30,000	-	340,000
- On or before 1 July 2006	30,000	-	600,000
	$100,000	60,000	$1,000,000

*  Shares received subsequent to year end.

Upon vesting with a 50% interest PFN may elect within 45 days to increase its interest to 60% by competing a Feasibility Study within 12 months of having vested.  Upon vesting with a 60% interest, PFN may elect within 90 days to earn a 70% interest in the property by placing the property into Commercial Production within two years of the date of election.  In the event the bankable feasibility study indicates an internal rate of return (“IRR”) in excess of 15%, PFN agrees to make cash payments in the amount of $50,000 per year for each year the project is delayed from being placed into Commercial Production.

c)

Tonsina Property, Alaska, U.S.A.

The company has acquired certain mineral claims known as the Tonsina Property, in Alaska, U.S.A. by way of staking.  During the prior year, management decided against further exploration of this property and accordingly, all related costs have been written off.

d)

Rob Property, Alaska, USA

By agreement dated 9 July 2002 the company has the option to earn a 100% interest in a 20-year lease on property located in the Good Paster Mining district, Alaska, known as the Rob Property.

	U.S Funds	Shares
- Upon execution of the agreement (paid)	$7,000	-
- Earlier of 1 September 2002 an approval date (paid/issued)	7,000	500,000
- On or before 1 July 2003	2,500	500,000
- On or before 1 July 2004	2,500	-
- On or before 1 July 2005	2,500	-
- On or before 1 July 2006	2,500	-
- On or before 1 July 2007	2,500	-
- On or before 1 July 2008	2,500	-
	$29,000	1,000,000

In addition, should the company incur U.S. $1,000,000 of exploration expenditures on the property, an additional 500,000 shares of the company must be issued.

The company is also responsible to make payments for an underlying agreement with the vendor as follows:

U.S Funds
- On or before 1 July 2003	$10,000
- On or before 1 July 2004	10,000
- On or before 1 December 2005	15,000
- On or before 1 December 2006	20,000
- On or before 1 December 2007	25,000
$80,000

In addition, the company is also required to expend a total of U.S. $1,000,000 in exploration expenditures on the property prior to 31 December 2008.  Minimum work in any given year shall not be less U.S. $10,600 per year.

Commencing 1 December 2008 annual advance royalty payouts must be made depending on the average gold price for the proceeding year as follows:

Gold Price Per Ounce	Annual Royalty Payment
Less than U.S. $350	U.S. $30,000
U.S. $350 to U.S. $400	U.S. $40,000
More than U.S. $400	U.S. $50,000

The vendor shall retain a 1% NSR, which shall vary according to the London gold price for the preceeding 6 month period as follows:  1% for gold price less than U.S. $300, 1.5% for gold prices between U.S. $301 and $350, and 2% for gold prices greater than U.S. $350.  The above NSR may be purchased for U.S. $500,000 for each percentage point.  An undivided 100% interest in the Property may be purchased for U.S. $1.5 million.

The optionor retained a 1% NSR which the company may purchase for U.S. $1,000,000.

e)

Yeager Property, Alaska, USA

Pursuant to an agreement dated 9 July 2002, the company has the option to earn a 100% interest in a property, in the Fairbanks Mining District, Alaska, known as the Yeager Property.

As consideration, the company must, at its option, make the following payments and issue shares as follows:

	U.S Funds	Shares
- Upon execution of the agreement (paid)	$12,500	-
- Earlier of 1 October 2002 and approval date (paid/issued)	12,500	300,000
- On or before 1 July 2003	20,000	300,000
- On or before 1 July 2004	25,000	300,000
- On or before 1 July 2005	25,000	-
- On or before 1 July 2006	30,000	-
- On or before 1 July 2007	50,000	-
- On or before 1 July 2008	50,000	-
	$225,000	900,000

In addition, the company must issue an additional 500,000 shares once the company has expended an aggregate of U.S. $1 million on the property.  The optionor retained a 2% NSR which the company may purchase 1% for U.S. $1,000,000.

f)

Almaden Property, Washington County, Idaho, U.S.A.

By agreement dated 13 December 1995 and various amendments, the company purchased a 60% interest in certain mineral claims located in Washington County, Idaho, known as the Almaden Property.  As consideration, the company paid U.S. $250,000 to underlying optionors, issued 4,621,714 common shares and completed a feasibility study.  A feasibility report dated July 1997 indicates proven and probable recoverable reserves of approximately 526,000 ounces of gold based on production over a six-year period.  The report uses an 18.9% discounted cash flow rate of return and a gold selling price of U.S. $364 per ounce.

Pursuant to the company submitting a feasibility report, the company entered into a joint venture agreement whereby 60% of all further costs spent on the property are the responsibility of the company.  The joint venture assumed the requirements to pay U.S. $250,000 to underlying optionors (paid), U.S. $4 per month for each acre acquired (approximately U.S. $10,000 per year [paid to date]) and U.S. $24,000 per year (U.S. $6,000 annually [paid to date] and the remaining U.S. $18,000 is deferred for payment upon commencement of commercial production).  The U.S. $18,000 annual contingent liability has not been recorded in these financial statements due to the uncertainty of going into commercial production.  This accumulated contingent liability for lease payments due on commencement of commercial production is U.S. $378,000.  The company is required to make a production decision by February 2009.

By agreement dated 17 April 2001, the company acquired the remaining 40% portion of the joint venture interest and 100% of the shares of Ican Minerals, Inc. ("Ican") and Canu Resources, Inc. ("Canu") (Note 14) for 500,000 shares of the company (issued). The company now owns a 100% interest in the Almaden Property.  The issued shares are subject to a voluntary pooling and voting agreement.  Under this agreement, the company's representative has a three year voting trust to 100% of the shares in the first year, 75% in the second year and 50% in the third year.  The shares shall be eligible for release as to 1/3 in each year, and each released amount shall be available for sale as to 25% each quarter.  Using the recent purchase price as the imputed value, management, for conservative purposes, wrote down the Almaden Property to $576,648 during the prior year.

The property is subject to a production royalty of 4% of net returns and a 1% NSR if the average price of gold is less than U.S. $425 per ounce and 2% if the average price of gold is equal to or greater than U.S. $425 per ounce.

g)

PGM Properties, Sudbury Region, Ontario, Canada

By various agreements dated between 6 March and 19 December 2000, the company has the option to acquire certain properties in the Sudbury region, Ontario known as the PGM properties (Named alphabetically PGM A through PGM J).  To exercise these options, the company must make cash payments of $197,800 (paid), property payments of $20,000 (paid) and issue up to 634,000 common shares (issued).  In addition, the company is required to incur minimum exploration expenditures of $50,000 on the PGM A property by 15 December 2001 (incurred) and is required to issue a further 100,000 shares to the optionor upon the completion of a bankable feasibility study.

Management allowed the options on PGM E, F, G, H, I, and J (2000 - PGM B, C and D) to expire, and accordingly accumulated acquisition and deferred exploration costs totalling $146,750 were written off.

A total of 500,000 common shares of the company have been issued to third parties as finders fees for these properties for a value of $35,000.

The properties are subject to a 1-3% NSR.

By letter agreement dated 16 November 2001, the company granted to PFN, a company with certain directors in common, an option to earn a 70% interest in PGM A.  To earn its option PFN must, at is option:

• Pay to the company $55,000 as follows:
- Within 5 business days of signing of the agreement	$5,000	(received)
- By 10 October 2001	$10,000	(received)
- By 6 February 2002	$10,000	(received)
- By 31 July 2002	$10,000	(received)
- By 6 February 2003	$10,000	(received)
- By 31 July 2003	$10,000
	$55,000

• Issue 20,000 shares within 15 days from the Toronto Stock Exchange ("TSX") approval date (received)
• Spend $55,000 in exploration expenditures by 15 December 2001 (completed)

PFN has the right to purchase an additional 30% interest in the property by paying to the company $750,000.  The company and PFN will share the NSR buyout privileges in proportion to their respective interests.  PFN has the right to terminate the option agreement at any time.

6.

Capital Assets

Details are as follows:

	Cost	Accumulated Amortization	2002 Net Book Value	2001 Net Book Value
Automotive equipment	$32,744	$(31,923)	$821	$1,742
Office equipment	161,327	(128,604)	32,723	40,904
	$194,071	$(160,527)	$33,544	$42,646

7.

Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

As at 31 December 2002, amounts due to related parties consists of $9,245 (2001 - $88,542) owing to companies controlled by a director and officer.  These amounts were incurred in the ordinary course of business, are non-interest bearing, unsecured and due on demand.

b)

During the year, management fees of $97,290 (2001 - $85,200) were paid to a director and officer.

c)

During the year, consulting fees of $7,814 (2001 - $5,551) were paid to officers.

d)

During the year, consulting fees of $34,500 (2001 - $NIL) were paid to a director and an officer.

e)

During the year, accounting fees of $600 (2001 - $NIL) were paid to an officer.

8.

Loans from Related Parties

During the year, the company borrowed $NIL (2001 - $15,000) from (“PFN”) and $NIL (2001 - U.S. $30,000) from (“CVV”). Both PFN and CVV are companies with certain directors in common.  Both loans were unsecured, bearing interest at 10% per annum and are due on demand.  As at 31 December 2002, both loans were paid off.

Details are as follows:

	2002	2001
Loan from PFN	$-	$15,500
Loan from CVV	-	48,495
	$-	$63,995

9.

Share Capital

a)

By a Special Resolution passed 14 June 2001, the company changed its name from International Freegold Mineral Development Inc. to Freegold Ventures Limited during the current year.  The company also consolidated its share capital on a one new share for four old shares basis.  The authorized share capital of the company was increased to 100,000,000 common shares without par value.

All shares shown in these financial statements are presented on a post consolidation basis for consistency purposes.

b)

Private Placement

During the year, the company issued 3,600,916 units through non-brokered private placements for gross proceeds of $1,152,950.

•

1,200,000 units consisted of one common share and one non-transferable common share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the company at a purchase price of $0.40 (year 1), $0.48 (year 2) and $0.60 (year 3) expiring 18 May 2005.  Of the total, 335,822 units were purchased by directors, officers and a company controlled by a director and a company with directors in common.

•

1,500,000 units consisted of one common share and one non-transferable common share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the company at a purchase price of $0.40 (year 1), $0.48 (year 2) and $0.60 (year 3) expiring 5 July 2005. Of these, a total of 320,333 units were purchased by a company controlled by a director and a company with directors in common.

•

900,916 units consisted of one common share and one-half non-transferable common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the company at a purchase price of $0.45 for non-arms length parties and $0.50 for arms-length parties expiring 17 July 2004. Of these, a total of 569,166 units were purchased by directors, officers, companies controlled by a director and a company with directors in common.

c)

Share Purchase Warrants

As at 31 December 2002, the following share purchase warrants are outstanding:

	Number	Price per Share	Expiry Date
Warrants	1,200,000	$0.40 $0.48 $0.60	18 May 2003 18 May 2004 18 May 2005
	1,500,000	$0.40 $0.48 $0.60	5 July 2003 5 July 2004 5 July 2005
	25,000	$0.47	19 September 2004
	25,000	$0.47	19 October 2004
	25,000	$0.47	19 November 2004
	25,000	$0.47	19 December 2004
	25,000	$0.47	19 December 2005
	25,000	$0.47	19 February 2005
	25,000	$0.47	19 March 2005
	12,500	$0.47	19 April 2005
	65,833	$0.45	17 June 2004
	384,625	$0.50	17 June 2004
	3,337,958

d)

Share Purchase Options

The company has established a share purchase option plan whereby the board of directors, may from time to time, grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the company’s board of directors.  The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant date.  Options vest on the grant date.

i)

A summary of the company’s options at 31 December 2002 and the changes for the year are as follows:

Number Outstanding 31 December 2001	Granted	Exercised	Cancelled	Expired	Number Outstanding 31 December 2002	Exercise Price Per Share	Expiry Date
182,500	-	-	(182,500)	-	-	$1.80	11 February 2003
86,250	-	-	(86,250)	-	-	$2.68	21 May 2003
389,500	-	-	(389,500)	-	-	$1.00	28 February 2005
20,000	-	-	(20,000)	-	-	$2.00	5 May 2005
-	73,750	-	-	-	73,750	$0.50	21 May 2003
-	182,500	-	-	-	182,500	$0.50	11 February 2005
-	389,500	-	-	-	389,500	$0.50	28 February 2005
-	20,000	-	-	-	20,000	$0.50	5 May 2005
-	1,000,000	-	-	-	1,000,000	$0.50	31 December 2007
678,250	1,665,750	-	(678,250)	-	1,665,750

During the year, the company granted 1,000,000 incentive stock options to employees, consultants and insiders of the company at the exercise price of $0.50 per share expiring 31 December 2007.  In addition, the company repriced existing options, ranging in price from $1.00 - $2.68, to 50 cents, and extended the expiry dates for the $1.80 incentive stock options for an additional two years to 11 February 2005.  For the newly granted options, compensation expense is based on the fair value (based on Black-Sholes option pricing model) of the options of the grant date.  For the options that had alteration in their conditions, compensation expense is based on the fair value of the options (based on Black-Scholes option pricing model) on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option.

ii)

The fair value of stock options used to calculate compensation expense for both employees and non-employees is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Average risk-free interest rate	3.55%
Expected dividend yield	Nil
Expected stock price volatility	112.35%
Average expected option life in years	4 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options.

iii)

For non-employees, this results in compensation expense of $238,495 which has been recorded in consulting fees for the year ended 31 December 2002.  The offsetting entry is to contributed surplus.

iv)

The pro forma effect on net loss and loss per share for the period ended 31 December 2002 of the actual results had the company accounted for the stock options granted to directors and employees using the fair value method is as follows:

Net loss for the year
Reported	$(788,001)
Pro forma	$(988,104)
Basic and diluted loss per share
Reported	$(0.07)
Pro forma	$(0.08)

e)

Escrow Shares

As at 31 December 2002, 2001, and 2000, 15,651 shares are held in escrow and are not to be released without the consent of the regulators.

10.

Income Taxes

The company has incurred certain mineral property related expenditures of approximately $2,470,000 in Canada which may be carried forward indefinitely and are available to offset future taxable income.

The company has non-capital losses for Canadian tax purposes of approximately $3,450,000 which are available to offset future taxable income.  These losses may be carried forward and expire as follows:

Amount
2003	$760,000
2004	830,000
2005	830,000
2006	550,000
2009	480,000
$3,450,000

The company has net operating loss carryovers for U.S. tax purposes of approximately U.S. $16,094,000 which are available to offset future taxable income.  These losses may be carried forward and expire as follows:

Amount (U.S. Funds)
2009	$89,000
2010	29,000
2011	4,000
2013	1,770,000
2014	8,334,000
2020	3,061,000
2021	2,807,000
$16,094,000

The potential future tax benefits of these expenditures and tax losses have not been recognized in these consolidated financial statements.

11.

Segmented Information

Details on a geographic basis as at 31 December 2002 are as follows:

	U.S.A.	Canada	Total
Assets	$5,844,629	$476,768	$6,321,397
Mineral property costs	$5,839,978	$247,199	$6,087,177
Loss for the year	$1,348	$786,653	$788,001

Details on a geographic basis as at 31 December 2001 are as follows:

	U.S.A.	Canada	Total
Assets	$4,930,020	$557,625	$5,487,645
Mineral property costs	$4,920,924	$348,835	$5,269,759
Loss for the year	$3,969,541	$302,170	$4,271,711

Details on a geographic basis as at 31 December 2000 are as follows:

	U.S.A.	Canada	Total
Assets	$8,492,705	$863,785	$9,356,490
Mineral property costs	$8,381,596	$457,605	$8,839,201
Loss for the year	$2,297,224	$211,867	$2,509,091

12.

Commitments

a)

By agreement dated 14 June 1999, the company entered into a management agreement with a company controlled by a director and officer.  Compensation is $5,000 per month for the first year, $6,000 per month for the second year, $7,200 per month for the third year and $8,640 per month for the current year plus benefits.  The officer and director is also entitled to 20% of all stock options granted during the period that the agreement is in place.  This agreement is renewable at three-year periods with mutual consent.  The company may terminate the agreement at any time but will be responsible to pay $60,000 plus one year’s compensation.

b)

By agreement dated 1 July 2000 and amended 8 November 2000, the company entered into a five-year lease for premises with a company controlled by a director and officer.  Minimum basic rent is as follows:

2003	$25,272
2004	25,272
2005	12,636
$63,180

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.  Total basic rent paid during the current year was $25,272 (2001 – $25,272).

13.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP")

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada.  Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

a)

Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties.  Under United States GAAP, the company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value.  The company has not yet obtained an independent report for United States GAAP purposes, therefore, the company’s mineral property costs have been written off.

b)

Under United States GAAP, stock compensation expense is recorded, as shares held in escrow become eligible for release, at the market value of the shares at that time.  Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded.  The shares held in escrow were performance shares which were issued to certain directors who reorganized the company’s business affairs and raised financing sufficient to fund the company’s business plan.

c)

Under United States GAAP, share issuance costs such as legal and audit are charged to share capital in the year and not to deficit.

d)

Under United States GAAP, investments available for sale are recorded at market value.  The difference between the market value and the cost of the investment is recorded as a separate shareholder equity category named comprehensive income.  Once the investment is sold, the comprehensive income for that investment is cleared out to income.  Under Canadian GAAP, investments held for re-sale are recorded at the lower of cost or market.  There is no comprehensive income category in Canada.

e)

The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Cumulative Amounts from 22 July 1985 to 31 December 2002	Year Ended 31 December 2002	Year Ended 31 December 2001	Year Ended 31 December 2000
Loss for the period as reported	$(17,308,294)	$(788,001)	$(4,271,711)	$(2,509,091)
Stock compensation expense	(244,404)	-	-	-
Write-off of mineral property costs	(6,087,177)	(817,418)	3,569,442	1,071,479
Loss for the period in accordance with United States GAAP	$(23,639,875)	$(1,605,419)	$(702,269)	$(1,437,612)

	Year Ended 31 December 2002	Year Ended 31 December 2001	Year Ended 31 December 2000
Primary loss per share for the year in accordance with United States GAAP	$(0.14)	$(0.08)	$(0.16)

f)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Cumulative Amounts from 22 July 1985 to 31 December 2001	Year Ended 31 December 2002	Year Ended 31 December 2001	Year Ended 31 December 2000
Deficit - As reported	$(17,946,772)	$(17,946,772)	$(17,110,831)	$(12,839,120)
Stock compensation expense	(244,404)	(244,404)	(244,404)	(244,404)
Write-off of mineral property costs	(6,087,177)	(6,087,177)	(5,269,759)	(8,839,201)
Share issuance costs	638,478	638,478	590,538	590,538
Deficit in accordance with United States GAAP	$(23,639,875)	$(23,639,875)	$(22,034,456)	$(21,332,187)

a)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

Common Shares

	Number	Amount	Contributed Surplus	Deficit	Comprehensive Income	Total
Shareholders’ equity balance as reported at 31 December 2000	9,096,163	$22,086,571	$-	$(12,839,120)	$-	$9,247,451
Stock compensation expense	-	244,404	-	(244,404)	-	-
Write-off of mineral property costs	-	-	-	(8,839,201)	-	(8,839,201)
Share issuance costs	-	(590,538)	-	590,538	-	-
Investments held for re-sale	-	-	-	-	288,818	288,818
Shareholders’ equity in accordance with United States GAAP at 31 December 2000	9,096,163	$21,740,437	$-	$(21,332,187)	$288,818	$697,068
Shareholders’ equity balance as reported at 31 December 2001	9,666,163	$22,316,071	$-	$(17,110,831)	$-	$5,205,240
Stock compensation expense	-	244,404	-	(244,404)	-	-
Write-off of mineral property costs	-	-	-	(5,269,759)	-	(5,269,759)
Share issuance costs	-	(590,538)	-	590,538	-	-
Investments held for re-sale	-	-	-	-	191,806	191,806
Shareholders’ equity in accordance with United States GAAP at 31 December 2001	9,666,163	$21,969,937	$-	$(22,034,456)	$191,806	$127,287
Shareholders’ equity balance as reported at 31 December 2002	14,367,079	$23,905,521	$238,495	$(17,946,772)	$-	$6,197,244
Stock compensation expense	-	244,404	-	(244,404)	-	-
Write-off of mineral property costs	-	-	-	(6,087,177)	-	(6,087,177)
Share issuance costs	-	(638,478)	-	638,478	-	-
Investments held for re-sale	-	-	-	-	101,341	101,341
Shareholders’ equity in accordance with United States GAAP at 31 December 2002	14,367,079	$23,511,447	$238,495	$(23,639,875)	$101,341	$211,408

h)

Disclosure Reconciliation

A reconciliation of certain of the disclosure items from Canadian presentation to U.S. presentation is a follows:

In October 1995, the United States Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123 (SFAS No. 123), “Accounting for Stock-Based Compensation”.  SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans.  The statement encourages all entities to adopt a fair value based method of accounting, but allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”.  The company has adopted the disclosure provisions of SFAS No. 123 as follows:

31 December 2000
Net Loss
As reported	$(2,509,091)
Pro forma	$(2,527,471)
Net Loss Per Share
As reported	$(0.08)
Pro forma	$(0.08)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

30 December 2000
Expected dividend yield	0.00%
Expected stock price volatility	149.00%
Risk-free interest rate	6.25%
Expected life of options	5 years

All options granted, vest immediately.  The weighted average grant-date fair value of employee options granted in 2000 was $0.01.  (No options were granted to employees in 2001.  Effective 1 January 2002 the company’s significant accounting policy changed and no difference exists between the Canadian and U.S. stock compensation expense for 2002.)

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options.

14.

Business Combinations

By agreement dated 17 April 2001, the company acquired 100% of the shares of Ican Minerals, Inc. ("Ican") and Canu Resources, Inc. ("Canu").  These companies were purchased as a part of the acquisition of the remaining 40% portion of the Almaden joint venture interest for 500,000 shares of the company (issued) (Note 5d).

These transactions are accounted for using the purchase method. On the date of acquisition, Ican and Canu had no assets and no liabilities.  The net assets of Ican and Canu were acquired by the company at their estimated fair market value of $NIL.  Both companies were inactive during the period from 17 April 2001 to 31 December 2002.

15.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

16.

Subsequent Events

a)

Private Placement

Subsequent to year-end, the company completed a private placement of 1,038,860 units at a price of $0.40 per unit for arms-length parties and $0.45 per unit for non-arms-length parties, for gross proceeds of $418,877.  Each whole warrant entitles the holder to purchase one additional common share of the company at a purchase price of $0.45 for non-arms length parties and $0.50 for arms-length parties expiring 17 July 2004. Of these, a total of 203,659 units were purchased by directors, officers, companies controlled by a director and a company with directors in common.

b)

Special Warrants

Subsequent to year-end, the company is arranging a special warrant private placement of up to 6,688,888 special warrants with each special warrant convertible into a unit at a price of $0.45 per special warrant for gross proceeds of up to $3,010,000. Each unit will consist of one common share and one-half of one non-transferable share purchase warrant.  Each whole warrant entitling the holder to purchase one additional common share of the company for a period of 18 months from the closing date at a price of $0.55 per warrant share. A 7% finder's fee will be payable in cash or in shares.

Chairman’s Letter

I am pleased to have this opportunity to report on the activities of Freegold Ventures Limited (Freegold) during the past year, which was marked by many changes and positive advances.

Freegold is a gold explorer with its major assets focussed in the USA, most notably the Golden Summit and Rob properties in Alaska and the Almaden Gold Project in Idaho. Freegold also holds a 100% interest in the Union Bay platinum project.

GOLDEN SUMMIT PROJECT

The Golden Summit project is an advanced exploration stage gold property located in the prolific Fairbanks mining district, which incorporates a number of historic gold producers. Numerous extensive gold bearing veins within the property are currently being investigated for underground and open pit potential.

In recent decades exploration was focused on a low-grade bulk tonnage model, more recently  it has become readily apparent that several high grade areas may be viable open pit and underground mining targets. Freegold is focussing its exploration activities on one particular high-grade area, the Currey Zone where a recently drilled hole (2000) intersected 64 feet grading 4.74 g/t Au and 2 feet of 86.12 g/t Au.

The Currey Zone is located 500m south of the Cleary Hill Mine, one of the former producing mines. Records indicate that some 281,000 ounces of gold were produced from this mine prior to its closure in 1942, under the War Powers Act and substantial resources may remain beneath the current workings. Drilling in the Cleary Hill area by Freegold in 1998 intersected values of up to 127.5 g/t Au over 6 feet.

2002 exploration focused on tracing extensions of the Cleary Hill Zone with very encouraging results. Geochemical results from a trenching program completed in September 2002 confirmed extensive gold mineralisation over significant widths. Grab samples from quartz vein material in the trenches returned values up to 428 gpt (12.57 opt) gold. Channel sample values ranged up to 10 feet grading 4.29 gpt (0.125 opt) and 29 feet grading 1.16 gpt (0.034 opt). The Currey Zone trenching program tested the surface extension of hole CHD00-1 (64ft grading 0.138opt, 4.7 gm/t).  The trenching program confirmed:

•

Hole CHD00-1 intersected a major system of veins and shear zones carrying significant gold values

•

The multi vein/shear zone system extends to surface where it was significantly mineralised over widths comparable to those in CHD00-1.

•

The mineralisation is exposed at surface and along strike and is comprised of an open ended vein swarm

A step-out drill program on the Currey zone commenced in late February, and 3 holes have been completed with significant gold values within each of the three holes.  Hole 2003-01 intersected a 301.5 foot interval grading 1.28 g/t Au, including a 15.2 foot section grading 8.94 g/t gold. These initial results represent an impressive start to the program.

ROB PROJECT

The Rob Project lies within the prospective Tintina gold belt (34 Moz past production, 68 Moz current resources) and is located approximately 20 miles southeast of the 5.6 million ounce Pogo gold deposit under development by Teck Cominco.

The Rob Project lies at the southeast end of a + 30 km long gneiss dome forming the core of the Goodpaster District. Significant geochemical results were obtained from previous sampling programs conducted between 1995 and 1998: promising values include outcrop grab samples up to 5.43 ounces per ton gold (186 g/t) and drill intercepts up to 13.5 feet grading 1.01 ounces per ton gold (34.62 g/t) from the Gray Lead prospect; outcrop grab samples up to 28.9 ounces per ton gold (990 g/t) from the Michigan prospect; outcrop grab samples up to 27.8 ounces per ton gold ( 953 g/t) and drill intercepts up to 77.4 feet grading 0.04 ounces per ton gold (1.37 g/t) from the Blue Lead prospect and outcrop grab samples up to 2.25 ounces per ton gold  (77.13 g/t) from the Wolverine prospect.

Initial reconnaissance programs were completed by Freegold in 2002, and results included assays from grab samples of up to 699 g/t gold.  2003 programs will include drilling, geophysical surveys, mapping and sampling.

ALMADEN PROJECT

Plans are also underway to update the existing feasibility study on the Almaden Gold Project. This 1997 Feasibility Study by Watts, Griffis and McQuat (WGM) indicated a geologic resource of 44,000,000 tons grading 0.021 oz/t gold. The study indicated that 526,800 ounces of gold was recoverable 0.021oz/t, by open pit mining and heap leach technology. The deposit remains on both sides and at depth.

In addition to its substantial gold portfolio, Freegold also holds 100% of the Union Bay Platinum Project in south eastern Alaska. Preliminary results are very encouraging with values as high as 11.2 g/t  PGM reported from last years drill program. Six additional drill targets have been identified.  In November 2002, Freegold optioned the property to Pacific North West Capital Corp. (TSX: PFN). PFN may earn up to a 70% interest in the project by funding it through to production. PFN is actively reviewing the data in order to plan the 2003 exploration program.

On behalf of our Board of Directors, I thank you our Shareholders for your continued support and patience over the past year. With investment dollars slowly coming back into the junior exploration markets, and the price of gold remaining above the US $300 oz mark, we feel that a new bull gold market is within sight.  I remain confident that 2003 will be a significant year for Freegold Ventures Limited.

“Harry Barr”

Harry Barr

Chairman

MANAGEMENT DISCUSSION

Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the company included in this annual report.  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and may include amounts based on estimates and judgements of management.

Staley, Okada, & Partners, our independent auditors, are engaged to express a professional opinion on the consolidated financial statements.  Their examination is conducted in accordance with Canadian generally accepted auditing standards and includes test and other procedures which allow the auditors to report whether the consolidated financial statements prepared by management are presented fairly in accordance with generally accepted accounting principles.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting.  In furtherance of the foregoing, the Board has appointed an Audit Committee composed of three directors, two of whom are non-members of management.  The Committee has discussed with the independent auditors the results of their audit and their audit report prior to submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders.

On the recommendation of the Audit Committee, the Board of Directors has approved the company’s consolidated financial statements.

MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATING RESULTS

The following discussions and analysis should be read in conjunction with the Consolidated Financial Statements in Schedule A.

Results of Operations

The fiscal year ended December 31, 2002 resulted in a net loss of $788,001 which compares with a loss of $4,271,711 for the same period in 2001. Included in the loss for 2001 was a mineral property write-down of $4,159,380 as management wrote down the Almaden Property in the previous year. During 2002 a mineral property write-down of $104,036 was recorded as certain claims pertaining to the PGM Properties in the Sudbury region were dropped.  General and administrative expenses for the year ended December 31, 2002 were $721,679 an increase of $460,862 over the same period in 2001. Consulting fees of $331,821 were recorded which included $238,495 in stock compensation expense. During the year, the company has adopted the new recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.  It is applied on a prospective basis and applies to all awards granted on or after 1 January 2002.  The fair value of stock options using the Black-Scholes Option Pricing Model for non-employees was used to calculate the value of $238,495 with the value of $200,103 to directors and employees disclosed in note 9 d iv. Travel costs of $60,872 were incurred, an increase of $53,397 over the previous period while all other general and administrative costs were relatively the same when compared to the previous year.  A $49,534 capital gain was realized on the sale of investments as compared to $146,855 over the same period in 2001.

During the year ended December 31, 2002, the company incurred mineral property deferred exploration costs of $344,887. Of this, $23,942 relates to the minimum holding costs of the Almaden project in Idaho, $195,903 was spent on the Golden Summit project in Alaska, $63,801 was spent on the Union Bay project in Alaska and $61,241 was spent on the Rob project in Alaska. Mineral property acquisition costs of $576,567 were also incurred which included $436,500 for the issuance of 1,100,000 company shares and $192,667 in cash payments. The Company also received option payments of $20,000 in cash and $32,600 in shares.

Shareholder relations and promotional activities undertaken by the company, which included attendance at various trade shows, cost $67,449 for the year ended December 31, 2002, an increase of $60,061 over the same period in 2001.  During the period, the company did not enter into any contracts with outside parties to conduct investor relations activities on the Company’s behalf.

Liquidity and Capital Resources

At December 31, 2002, the Company’s working capital, defined as current assets less current liabilities, was $123,851 compared with a working capital deficit of $35,489 at December 31, 2001. Subsequent to the year ended December 31, 2002, the company completed a private placement of 1,038,860 units for gross proceeds of $418,877. Also subsequent to the year ended December 31, 2002, the company is arranging a special warrant private placement of up to 6,688,888 special warrants with each special warrant convertible into a unit at a price of $0.45 per special warrant for gross proceeds of up to $3,010,000.

The Company has a portfolio of investments with a book value of $159,332 and a market value of $260,673 as at December 31, 2002. The main investments consist of 384,100 shares of Pacific North West Capital Corp. and 255,400 shares of CanAlaska Ventures Ltd.  These companies have certain directors in common. These amounts are included in the above working capital.

During the year ended December 31, 2002, 3,600,916 shares of the Company were issued for proceeds of $1,152,950 and 1,100,000 shares were issued for mineral properties.   Pursuant to a Special Resolution passed 14 June 2001, the company changed its name from International Freegold Mineral Development Inc. to Freegold Ventures Limited and consolidated its share capital on a one new share for four old share basis. The Company has total issued and outstanding of 14,367,079 shares at December 31, 2002.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The company has limited financial resources, no source of operation cash flow and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful., additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

FREEGOLD VENTURES LIMITED

DECEMBER 31, 2002

(IN CANADIAN DOLLARS)

SCHEDULE B

Section 1:

Related Transactions - Current Fiscal Year To-Date:

See note 7 of financial statements for details.

Section 2:

A.

Securities Issued During Quarter Ended December 31, 2002.

Private placement	769,250	$0.40	Dec. 16, 2002
Private placement	131,666	$0.45	Dec. 16, 2002

B.

Options Granted During Quarter Ended December 31, 2002.

See note 9(d) of financial statements for details.

Section 3:

A.

Authorized And Issued Share Capital As At December 31, 2002.

During the year, the company changed its name from International Freegold Mineral Development Inc. to Freegold Ventures Limited.  The company also consolidated its share capital on a one new share for four old shares basis.

Authorize share capital 100,000,000 common shares without par value.  A total of 14,367,079 shares have been issued for a total of $23,905,521.

A.

Outstanding Options As At December 31, 2002.

See note 9(d) of financial statements for details.

Outstanding Warrants As At December 31, 2002.

See note 9(c) of financial statements for details

C.

Share In Escrow Or Subject To Pooling As At December 31, 2002.

Common Shares in Escrow

15,651 Shares

D.

List Of Directors and Officers As At December 31, 2002.

Harry Barr – Director, Chairman and Chief Executive Officer

Colin Bird – Director and President

Bernard Barlin - Director

Hubert Marleau – Director

Taryn Downing – Director and Corporate Secretary

Gord Steblin – Chief Financial Officer

(b)

Exhibits

The following exhibits are filed as part of this Annual Report and attached hereto.

Financial Advisory Agreement dated June 5, 2002 between the Company and Loewen, Ondaatje, McCutcheon Limited.

Quit Claim Deed Agreement Yeager Property, Alaska dated July 9, 2002 between the Company and Anglo Alaska Gold Corp.

Quit Claim Deed Agreement Rob Property, Alaska dated July 9, 2002 between the Company and Anglo Alaska Gold Corp.

Property Option Agreement dated October 1, 2002 between the Company and Freegold Recovery USA and Pacific North West Capital Corp.

*All listed Exhibits have been previously filed:

Amended Agreement dated November 30, 2001 to the Mining Lease dated May 15, 2000 between the Company and Keystone Mines Partnership

Mining Lease dated May 15, 2000 between the Company and Keystone Mines Partnership.

Confidentiality Agreement dated January 25, 2001 between the Company and Quaterra Resources Inc.

Property Agreement dated April 17, 2001 between the Company and Quaterra Resources Inc.

Purchase Agreement dated April 17, 2001 between the Company and Bakbone Software Incorporated to purchase Ican Minerals Inc. and Canu Resources Inc.

Voluntary Pooling and Voting Trust Agreement dated May 31, 2001 between the Company and Bakbone Software Incorporated for the purchase of Ican Minerals Inc. and Canu Resources Inc.

Letter Agreement dated November 16, 2001 between the Company and Pacific North West Capital Corp.

Confidential Agreement dated September 8, 2000 between the Company and Impala Platinum Holdings Limited known as the Tonsina Project Chitina Mining District, Alaska.

Confidential Agreement dated September 8, 2000 between the Company, known as the Union Bay Project, Ketchikan Mining District, Alaska.

Letter Agreement dated January 27, 2000 between the Company and Freegold Recovery Inc., USA and Ahtna Minerals Company Inc.

Letter Agreement dated January 27, 2000 between the Company and Freegold Recovery Inc., USA and Ahtna Minerals Company Inc. terminated December 6, 2000.

Finders Fee Agreement dated March 16, 2000 between the Company and Glenn Tripp.

Finders Fee Agreement dated March 17, 2000 between the Company and Glenn Tripp.

Finders Fee Agreement dated March 18, 2000 between the Company and Glenn Tripp.

Finders Fee Agreement dated March 24, 2000 between the Company and Scott Jobin-Bevans.

Finders Fee Agreement dated March 24, 2000 as amended June 5, 2000 between the Company and Scott Jobin-Bevans.

Finders Fee Agreement dated March 24, 2000 between the Company and Scott Jobin-Bevans.

Finders Fee Agreement dated June 5, 2000 between the Company and Scott Jobin-Bevans.

Finders Fee Agreement dated June 5, 2000 between the Company and Scott Jobin-Bevans.

Property Purchase Agreement dated March 31, 2000 between the Company and Richard Rintala, Cecil Johnson, and Scott Jobin-Bevans.

Property Purchase Agreement dated March 31, 2000 between the Company and Richard Rintala, Cecil Johnson, and Scott Jobin-Bevans terminated November 1, 2000.

Property Purchase Agreement dated March 17, 2000 between the Company and Gary Kosy and David Krachuk.

Property Purchase Agreement dated March 17, 2000 between the Company and Gary Kosy and Barry McCombe.

Property Purchase Agreement dated April 3, 2000 between the Company and Zenon Mandziuk.

Property Purchase Agreement dated April 17, 2000 between the Company and Gary Kosy and Martyn Harrington.

Property Purchase Agreement dated May 4, 2000 between the Company and Gary Kosy and Martyn Harrington.

Property Purchase Agreement dated April 4, 2000 between the Company and Gary Kosy and Martyn Harrington.

Property Purchase Agreement dated March 6, 2000 between the Company and Larry Gervais and Ron Daigneault.

Property Purchase Agreement dated March 6, 2000 between the Company and Larry Gervais and Ron Daigneault as amended May 5, 2000.

Property Purchase Agreement dated March 6, 2000 between the Company and Larry Gervais and Ron Daigneault as amended May 5, 2000 dated as of the 19th day of December 2000.

Certificate of Name Change dated November 25, 1993

Special Resolutions dated October 27, 1993

Certificate of Good Standing dated February 21, 1992

Certificate of Continuation dated August 31, 1991

Instrument of Continuation

Certificate of Discontinuance dated August 21, 1991

Letter dated July 29, 1991

Certificate of Status dated June 10, 1991

Certificate of Incorporation

Articles of Incorporation

By-Laws as amended

Letter Agreement dated February 24, 1997, between the Company and Marleau, Lemire Securities Inc., setting out the terms of the agency agreement between the two parties.

Barrick Agreement dated May 16, 1997, between the Company and Barrick Gold Corporation.

Shareholders Agreement dated June 17, 1997 between Barrick and the Company.

Letter Agreement dated June 16, 1997  between La Teko Resources Ltd. and the Company terminating agreement of July 19, 1994.

Declaration, Acknowledgment and Agreement dated June 12, 1997, between the Company and Freegold Recovery USA.

Letter Agreement dated September 9, 1996 between Cartaway Resources Corporation, International CanAlaska Resources Ltd. and the Company.

Fairbanks Assignment Agreement dated May 9, 1997 between Fairbanks and the Company.

Quitclaim Deed dated May 12, 1997 between Fairbanks Exploration, Inc. and Freegold Recovery, Inc. USA.

Letter Agreement dated April 11, 1996 between the Company and C.M. Oliver & Company Limited.

Two Mineral Lease Agreements dated May 2, 1995 and June 15, 1995 between the Company, R. Scott Haskins & L. Haskins and V. Hart and Free Gold Recovery Ltd. U.S.A.

Mineral Lease Agreement dated July 1, 1986, as amended July 23, 1991, between Fairbanks and Grace Vetter, the estate of Adolph Vetter, and Harley McKibben.

Mineral Lease Agreement dated February 28, 1986, as amended March 26, 1996, between Earl H. Breistline and Fairbanks.

Mineral Lease Agreement dated June 27, 1987, as amended August 25, 1991, between Mohawk Oil and Gas Inc. and Fairbanks.

Mineral Lease Agreement dated May 17, 1992 between Keystone Mines Partnership, Fairbanks, the Company.

Assignment Agreement dated December 13, 1995 as amended February 28, 1996 between Compass Capital Ltd. and the Company.

Mineral Property Option Agreement dated May 6, 1996 between the Company, ICAN Minerals Inc., ICAN Minerals Ltd. and Canu Resources, Inc.

Letter Agreement dated July 19, 1995 between the Company, International CanAlaska Resources Ltd. and Emerging Growth Technologies Inc.

Agreement dated June 12, 1995 between the Company and Triassic Properties Ltd.

Escrow Agreement dated September 16, 1985 between the Company, National Trust Company and Harry Gordon Barr.

Escrow Agreement dated February 26, 1987 between the Company, Harry Gordon Barr, Kelly Dolphin and National Trust Co.

Escrow Assumption Agreement dated July 30, 1992 between the Company, National Trust Company and The R-M Trust Company.

Consulting Agreement dated March 29, 1996 between the Company and Lion Mining Finance Limited.

Voluntary Pooling and Voting Trust Agreement dated May 30, 1998 between The Shareholders of Freegold Ventures Limited and represented by Lion Capital Corporation, as power of attorney, and which has executed this Agreement on behalf of the Shareholders and Freegold Ventures Limited and CIBC Mellon Trust Company.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O AND C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 20F of Freegold Ventures Limited for the year ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof, the undersigned, in the capacity and date indicated below, hereby certifies that:

1.

I have reviewed this annual report on Form 20F of Freegold Ventures Limited;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within  those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the ”Evaluation Date”); and

c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

1.

The registrants’ other certifying officers and I have disclosed, based on our more recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATED:

May 15, 2003

FREEGOLD VENTURES LIMITED

Per:

“Harry Barr”

Harry Barr

Chief Executive Officer

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O AND C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 20F of Freegold Ventures Limited for the year ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof, the undersigned, in the capacity and date indicated below, hereby certifies that:

1.

I have reviewed this annual report on Form 20F of Freegold Ventures Limited;

1.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

2.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

3.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within  those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the ”Evaluation Date”); and

c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

1.

The registrants’ other certifying officers and I have disclosed, based on our more recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATED:

May 15, 2003

FREEGOLD VENTURES LIMITED

Per:

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Freegold Ventures Limited (the “Company”) on Form 20F for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Harry Barr, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

Harry Barr

“Harry Barr”

Chief Executive Officer

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Freegold Ventures Limited (the “Company”) on Form 20F for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Gordon Steblin, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

Gordon Steblin

“Gordon Steblin”

Chief Financial Officer

#