Form 20-F
FREEGOLD VENTURES LTD
filed 2004-05-10
CIK 1064052

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

APRIL 23, 2004

_________________   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

________X_______   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

                                    ACT OF 1934

                                    FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

_______________   FOR THE TRANSITION PERIOD FROM  _________________   TO _________________

COMMISSION FILE NUMBER:  0-29840

Freegold Ventures Limited (formerly International Freegold Mineral Development Inc.)

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Not Applicable

(TRANSLATION OF REGISTRANT’S NAME INTO ENGLISH)

British Columbia, Canada

(JURISDICTION OF INCORPORATION OR ORGANIZATION)

2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES )

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12 (b) OF THE ACT.

                    TITLE OF EACH CLASS                                       NAME ON EACH EXCHANGE ON WHICH REGISTERED

                     None

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT.

Common Shares Without Par Value

(TITLE OF CLASS)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT

TO SECTION 15(D) OF THE ACT.

None

(TITLE OF CLASS)

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER’S CLASSES OF CAPITAL

OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.

26,266,705 Common Shares

Indicate by Check Mark Whether the Registrant (1) has Filed All Reports Required To be Filed by Section 13 or 15(D) of the Securities Exchange Act of 1934 During the Preceding 12 Months (or for such shorter period that the registrant was required to file such reports), and (2) Has Been Subject to Such Filing Requirements for the Past 90 Days.

YES    _____X________                        NO    _______________

Indicate by Check Mark Which Financial Statement Item the Registrant Has Elected to Follow.

ITEM 17 _____X                           ITEM 18  _____________

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by Check Mark Whether the Registrant Has Filed All Documents and Reports Required to be Filed by Sections 12, 13 or 15(D) of the Securities Exchange Act of 1934 Subsequent to the Distribution of Securities Under a Plan Confirmed by a Court.

YES    _____X________                        NO    _______________    NOT APPLICABLE  ___________________

TABLE OF CONTENTS

Page

Glossary of Mining Terms

6

PART I

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

9

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

9

ITEM 3.

KEY INFORMATION

9

A.

Selected Financial Data

9

B.

Capitalization and Indebtedness

10

C.

Reasons for the Offer and Use of Proceeds

10

D.

Risk Factors

10

(i)

Exploration and Development Risks

10

(ii)

Operating Hazards and Risks

11

(iii)

Lack of Cash Flow and Non Availability of Additional Funds

11

(iv)

Reserves

11

(v)

Title Risks

12

(vi)

Uncertainty or Contestation of Contract Rights

13

(vii)

Conflicts of Interest

13

(i)

Competition and Agreements with Other Parties

13

(ix)

Fluctuating Mineral Prices

14

(x)

Shares Reserved for Future Issuance; Potential Dilution

14

(xi)

Environmental Regulation

14

(xii)

Compliance with Applicable Canadian Laws and Regulations

15

(xiii)

Canadian Jurisdictional and Enforceability of Judgements, Risks

15

(xiv)

Adequate Labor and Dependence Upon Key Personnel

15

(xv)

Forward Looking Statements

16

ITEM 4.

INFORMATION ON THE COMPANY

16

A.

History and Development of the Company

16

B.

Business Overview

16

C.

Organizational Structure

17

D.

Property, Plants and Equipment

17

1.

Golden Summit Property, Alaska, USA

17

a.

Newsboy Claims

18

b.

Keystone Claims

18

c.

Yeager Claims

19

2.

Rob Gold Project, Alaska, USA

35

3.

Union Bay PGM Property, Alaska, USA

46

4.

Rainbow Hill Property, Alaska, USA

60

5.

Almaden Property, Idaho, USA

61

6.

Sudbury Mining District, Ontario, Canada

71

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

71

A.

Operating Results

71

Fiscal Year Ended December 31, 2003 compared to Fiscal Year

Ended December 31, 2002

72

Fiscal Year Ended December 31, 2002 compared to Fiscal Year

Ended December 31, 2001

73

Fiscal Year Ended December 31, 2001 compared to Fiscal Year

Ended December 31, 2000

73

B.

Liquidity and Capital Resources

74

Fiscal Year Ended December 31, 2003 compared to Fiscal Year

Ended December 31, 2002

74

Fiscal Year Ended December 31, 2002 compared to Fiscal Year

Ended December 31, 2001

74

Fiscal Year Ended December 31, 2001 compared to Fiscal Year

Ended December 31, 2000

75

Material Differences between Canadian and

U.S. Generally Accepted Accounting Principles

75

C.

Research and Development, Patents and Licenses, etc.

76

D.

Trend Information

76

E.

Off-Balance Sheet Arrangements

76

F.

Tabular Disclosure of Contractual Obligations

76

G.

Safe Harbour

77

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

77

A.

Directors and Senior Management

77

B.

Compensation

79

Cash and Non-Cash Compensation – Executive Officers and Directors

79

Long Term Incentive Plan

80

Termination & Employment Change in Responsibilities &

Management Contracts

80

Report on Executive Compensation

80

Compensation to Directors

80

Stock Options

80

(a) Option/Sars Granted During the Most Recently Completed Financial Year

81

(b) Options Granted to Directors and Non-Executive Insiders

During the Most Recently Completed Financial Year

81

(c) Option/Sars Exercised by Directors, Executive Officers, Non-Executive

Insiders and Others During the Most Recently Completed Financial Year

81

(d) Option/Sars Cancelled of Directors, Executive Officers, Non-Executive

Insiders and Others During the Most Recently Completed Financial Year

82

Amendment to the Stock Option Plan

82

Defined Benefit Plan

82

C.

Board Practices

82

D.

Employees

85

E.

Share Ownership

85

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

86

A.

Major Shareholders

86

B.

Related Party Transactions

86

C.

Interests of Experts and Counsel

87

ITEM 8.

FINANCIAL INFORMATION

87

A.

Consolidated Statements and Other Financial Information

87

B.

Significant Changes

87

ITEM 9.

THE OFFER AND LISTING

87

A.

Offer and Listing Details

87

B.

Plan of Distribution

89

C.

Markets

89

D.

Selling Shareholders

89

E.

Dilution

90

F.

Expenses of the Issue

90

ITEM 10. ADDITIONAL INFORMATION

90

A.

Share Capital

90

B.

Memorandum and Articles of Association

90

C.

Material Contracts

90

D.

Exchange Controls

90

E.

Taxation

91

Canadian Federal Income Tax Consequences

92

Dividends

92

Capital Gains

92

United States Federal Income Tax Consequences

93

US Holders

94

Distributions on Common Shares of the Company

94

Foreign Tax Credit

95

Disposition of Common Shares of the Registrant

95

Other Considerations for US Holders

95

Foreign Personal Holding Company

95

Foreign Investment Company

96

Passive Foreign Investment Company

96

Controlled Foreign Corporation Status

98

F.

Dividends and Paying Agents

98

G.

Statements by Experts

99

H.

Documents on Display

99

I.

Subsidiary Information

99

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES

ABOUT MARKET RISK

99

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

99

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

99

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF

SECURITY HOLDERS AND USE OF PROCEEDS

99

ITEM 15:

CONTROLS AND PROCEDURES

99

ITEM 16:

RESERVED

99

ITEM 16A: AUDIT COMMITTEE FINANCIAL REPORT

100

ITEM 16B: CODE OF ETHICS

100

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

103

ITEM 16D: EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT

  COMMITTEES

103

ITEM 16E:  PURCHASE OF EQUITY SECURITIES BY THE ISSUER

  AND AFFILIATED PURCHASER

103

PART III

ITEM 17.

FINANCIAL STATEMENTS

103

ITEM 18.

FINANCIAL STATEMENTS

103

ITEM 19.

EXHIBITS

103

SIGNATURES

108

GLOSSARY

The following are definitions of mining terms and certain other terms used in this Annual Report.

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
Keystone: Mineralized Deposit or Mineral Deposit:

Keystone Mines Partnership

A mineralized body delineated by appropriately spaced drilling and/or underground sampling to support sufficient amounts of tonnage and average grade of metal(s).  Such deposit does not qualify as a reserve until a comprehensive evaluation based upon present unit price, cost recoveries and offer material factors conclude legal and economic feasibility.

Mn:	Manganese
Mo:	Molybdenum
Ni:	Nickel
NSR:	Net Smelter Return
opt:	Ounces per tonne

Os:	Osmium
oz:	Ounce
Pb:	Lead
Pd:	Palladium
PGM:	Platinum Group Metal
ppb:	Parts per billion
ppm:	Parts per million
Pt:	Platinum
Pyroxenite:	Medium or coarse grained rock consisting mainly of pyroxene
Rh:	Rhodium
RVC:	Reverse circulation
Sb:	Antimony
VLF-EM:	Very low frequency electromagnetic survey
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

The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").  There are material differences between Canadian GAAP and the accounting principles are generally accepted in the United States ("U.S. GAAP") as applied to the Company including disclosure items.  For a comparison of these differences, refer to footnote No. 11 to the Financial Statements.

SELECTED FINANCIAL DATA

CANADIAN GAAP

(IN CANADIAN DOLLARS)

Selected Financial Data for the Year Ended December 31

	2003	2002	2001	2000	1999
Cash	2,665,654	31,779	7,589	170,479	543,792
Total Assets	10,559,236	6,321,397	5,487,645	9,356,490	10,697,824
Current Liability	102,550	76,825	210,729	109,039	26,027
Loss	(1,253,591)	(719,570)	(256,037)	(498,919)	(520,549)
Mineral Properties Written Off	(18,717)	(104,036)	(4,159,380)	(2,401,711)	(1,393,800)
Other Items	94,385	35,605	143,706	391,539	(47,616)
Net Loss	(1,177,923)	(788,001)	(4,271,711)	(2,509,091)	(1,961,965)
Deficit	(19,396,866)	(17,946,772)	(17,110,831)	(12,839,120)	(10,312,529)
Weighted Avg # Shares O/S	18,664,625	11,743,797	9,350,668	8,130,789	7,174,754
Loss Per Share	(0.06)	(0.07)	(0.46)	(0.31)	(0.27)

SELECTED FINANCIAL DATA

U.S. GAAP

(IN CANADIAN DOLLARS)

Selected Financial Data for the Fiscal Year Ended December 31

	2003	2002	2001	2000	1999
Cash	2,665,654	31,779	7,589	170,479	543,792
Total Assets	3,649,219	234,220	217,886	517,289	787,144
Current Liability	102,550	76,825	210,729	109,039	26,027
Loss	(1,177,923)	(788,001)	(4,271,711)	(2,509,091)	(1,961,965)
Mineral Property Cost Adjustment	(822,890)	(817,418)	3,569,442	1,071,479	260,568
Foreign Exchange Adjustment	(22,377)	-	-	-	-
Net Loss	(2,023,140)	(1,605,419)	(702,269)	(1,437,612)	(1,701,397)
Deficit	(25,663,015)	(23,639,875)	(22,034,456)	(21,332,187)	(19,894,575)
Weighted Avg # Shares O/S	18,664,625	11,743,797	9,350,668	8,130,789	7,174,754
Loss Per Share	(0.11)	(0.14)	(0.08)	(0.16)	(0.24)

B.

Capitalization and Indebtedness

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.

Reasons for the Offer and Use of Proceeds

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.

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

(iii)

Lack of Cash Flow and Non Availability of Additional Funds

None of the Company's properties have commenced commercial production and the Company has no history of earnings or cash flow from its operations.  As a result there can be no assurance that the Company will be able to develop and generate any of its property profitably or that its activities will generate positive cash flow.  The only present source of funds available to the Company is through the sale of its Common Shares.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on any property.  While the Company may generate additional working capital through the operation, development, sale or possible joint venture development of its properties, there is no assurance that any such funds will be available for operations.

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

For the last several Congressional sessions bills have been repeatedly introduced in the U.S. Congress which would supplant or radically alter the provisions of the Mining Law of 1872.  As of the date of this annual report no such bills are pending.  However, Senator Dale Bumpers of Arkansas, a sponsor of previous bills to amend the Mining Law of 1872, has recently circulated for review and comment a proposed mining law reform compromise (the "proposal").  Mining industry leaders and organizations, including the National Mining Association, the Northwest Mining Association and the Colorado Mining Association, are in the process of reviewing and commenting upon this proposal.  If Senator Bumpers' proposal were to be introduced by him and enacted into law by the U.S. Congress, the cost of holding unpatented mining claims could be increased materially, and the ability of companies to develop mineral resources on unpatented mining claims could be impaired materially.  Under the current Bumpers proposal, the right to obtain a patent on unpatented mining claims would be eliminated, although all patent applications that currently are grandfathered.  Bumpers' proposal also would subject all mines on public lands that are not patented to a royalty, except for certain small mines, which royalties would be phased in over a four-year period beginning in fiscal year 1999.  The imposition of such royalties could materially and adversely affect the potential for development of unpatented mining claims and the economics of operating existing mines on federal unpatented mining claims.  The Company does not know whether the proposal as is or in some modified form will ever be introduced as a bill, and if so, whether it will be enacted.

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

(x)

Shares Reserved For Future Issuance; Potential Dilution

As of December 31, 2003, the Company had reserved, 13,390,780 Common Shares for issuance upon the exercise of warrants, incentive stock options, common shares for issuance under its property acquisition agreements and/or common shares for performance shares.  Such common shares represent a potential equity dilution of approximately 34%, based upon the number of outstanding Common Shares at December 31, 2003 of 26,266,705.  Furthermore, the Company may enter into commitments in the future which would require the issuance of additional Common Shares and may grant additional stock options and/or issue additional warrants.  At December 31, 2003 the Company had 60,342,515 authorized but unissued and unreserved Common Shares.  Issuance of additional shares would be subject to Exchange regulatory approval and compliance with applicable securities legislation.  The Company currently has no plans to issue Common Shares other than for the purposes of raising funds for property acquisition and general working capital. Requirements which issuance would be subject to Exchange approval.

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

(xiii)

Canadian Jurisdictional and Enforceability of Judgments, Risks

The Company is a Canadian corporation.  Four of its directors and officers are, residents of Canada and a significant part of its assets are, or will be, located outside of the United States.  As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Registrant, and as such directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgements of courts of the United States predicated upon civil liability of any of the Company, such directors or officers under the United States federal securities laws.

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

The Company’s agent in the host country is Incorp Services, Inc., 6075 S. Eastern Ave Suite 1, Las Vegas, NV  89119-3146.

The Company's office is located at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3.  The Company is a reporting issuer in the Provinces of British Columbia, Alberta, and Ontario, Canada.  Its common stock (the "Common Shares") has been listed on the TSX Venture Exchange (the "Exchange") from March 11, 1987 to November 7, 2001 under the trading symbol "ITF" and has been listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol ITF since May 19, 1998.

B.

Business Overview

The Company, together with or through its subsidiary, Free Gold Recovery U.S.A., carries on the business of acquiring, exploring and, if warranted, developing precious metal properties in the State of Alaska, U.S.A., the State of Idaho, U.S.A., and Ontario, Canada.  The Company's principal mineral properties are the Golden Summit Property, the Rob Project, the Almaden Property and the Union Bay Property.

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

C.

Organizational Structure

The Company is the sole shareholder of Free Gold Recovery U.S.A., Ican Minerals, Inc. (“Ican”) and Canu Resources, Inc. (“Canu”). Ican and Canu are also U.S. corporations.  They were involved in mineral property exploration, but are currently inactive.

D.

Property, Plants and Equipment

1.

Golden Summit Property – Alaska, USA

Property Title

The Golden Summit project consists of 14 patented Federal lode claims, 72 unpatented Federal lode claims and 190 State of Alaska mining claims covering approximately 17,820 acres.

The Company initially acquired rights to a portion of the present Golden Summit Property when the Company and Fairbanks Exploration Inc. (“Fairbanks”) entered into an option and joint venture agreement dated December 1, 1992.  This was replaced by agreement dated May 9, 1997 (the "Fairbanks Assignment Agreement") pursuant to which Fairbanks assigned all of its interest in the Golden Summit Property to Free Gold Recovery USA.  Fairbanks retained a 7% working interest and is not required to contribute further until commercial production is achieved.  The Company will fund this 7% working interest until the date commercial production is achieved at which point Fairbanks will be required to contribute 7% of any approved budget.

The Company now owns, subject to underlying lease agreements, a 100% interest in the Golden Summit Property. Some of the property is subject to Fairbanks’ 7% working interest (held in trust by the Company pursuant to the terms set out in (c) below and on which Fairbanks has granted the Company a power of attorney to manage all matters of such interest) and a 2% net smelter royalty in favor of Fairbanks.  See "Underlying Leases of the Golden Summit Property."  In consideration of the assignment of the Fairbanks Assignment Agreement, the Company agreed to pay and grant to Fairbanks the following:

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

Keystone Claims

By agreement dated May 15, 2000 and amended November 30, 2001 between Keystone Mines Partnership (“Keystone”), Fairbanks, Freegold Recovery Inc. USA and the Company (collectively, the “Lessees”), Keystone leased to the Lessees the Keystone claims (referred to in the below David D. Adams report on the Golden Summit project as the Cleary claims) for a primary term of 20 years. The agreement provides for consideration of annual August 15 and November 15 advance minimum payments as set out in the schedule below, the initial term of the lease shall be from January 1st, 2000 to December 31, 2019.  A signing bonus was of $50,000 US was paid on October 1, 2000.  The Company may terminate the Lease at any time prior to December 31, 2006 by giving timely notice to the Vendors.

Advance royalties shall be paid in U.S. funds until the commencement of production. As per the schedule set out in the amended Agreement.

Year

August 1st

November 1st

2000-2003

$25,000

(paid each year)

$25,000

(paid each year)

2004-2006

$25,000

$25,000

2007-2019

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

Yeager Claims

Pursuant to an Agreement dated July 9th, 2002, Freegold entered into an agreement with Anglo Alaska Gold Corp. whereby it may earn a 100% interest in the 113 claim (13,020 acre) Yeager property by making cash payments totaling $225,000 over 7 years, by issuing 900,000 shares of Freegold stock over 3 years and by issuing an additional 500,000 shares once Freegold has expended over $1,000,000 in exploration expenditures.

Pursuant to an amendment dated March 31st the cash payments were reduced to US $185,000 payable over seven years.

On January 23rd, 2004, Freegold entered into an Option/Joint Venture Agreement with Meridian Minerals Corp. Under the Agreement the Golden Summit Project was divided into 4 project areas, Areas A, B, C and D.  Meridian may earn up to a 70% interest in areas A and B by putting the project into Commercial Production.  Meridian may earn an initial 50% interest by completing US $5 million in exploration expenditures over 4 years, making cash payments of US $390,000 over 4 years and investing up to $300,000 in private placements in Freegold. In order to earn a 60% interest Meridian must complete an Independent Bankable Feasibility Study. In the event the Independent Bankable Feasibility Study identifies an economic resource in excess of 500,000 ounces gold, Meridian will pay to Freegold $1.00 per every economic ounce identified above the 500,000 ounces.  Meridian upon placing the project into Commercial Production may earn a 70% interest.  Meridian has also agreed to conduct an airborne geophysical survey over Areas A, B and C, in exchange Meridian has been granted a one year first right of refusal on Area C. Exploration expenditures for 2004 are guaranteed and total US $650,000. Freegold is the Operator until 2006.

The following information was excerpted from a Report prepared by Avalon Development Inc. February 10, 2004.

Property Location

The following italicized text was excerpted from a 43-101 Report prepared by Avalon Development Corporation entitled “Executive Summary Report for the Golden Summit Project, Fairbanks Mining District, Alaska, dated February 10th, 2004” filed on SEDAR.

Arctic Ocean
Barrow
Deadhorse
Canada
Livengood A1 Quad
Golden Summit Project Claims
Nome
Fairbanks
ALASKA
0 Miles 50
Hooper Bay
Bering Sea
Anchorage
Attu
Juneau
Gulf of Alaska
50 0 200
Miles

Figure 1: Location map for the Golden Summit Project, Alaska

Property Description and Location

The Golden Summit project is located approximately 20 road miles north of Fairbanks, Alaska. The Golden Summit project consists of 14 patented Federal lode claims, 72 unpatented Federal lode claims and 190 State of Alaska mining claims covering approximately 17,820 acres. The claims are registered under various owners and claim names .  Mineral rights in this part of Alaska are administered by the State of Alaska (State claims) and the U.S. Bureau of Land Management (federal claims).  Annual rents vary according to type of claim, claim size and age and are due and payable by August 31 of each year for unpatented federal mining claims and by November 30 of each year for State mining claims.  Total 2003-2004 rents due for federal claims total $7,200 while rentals due on State claims total $15,640.  Claim rentals are paid in lieu of annual labor for unpatented federal claims while annual work commitment on State mining claims total $2.50 per acre per year. Amounts spent in excess of these levels are bankable on State mining claims for up to four years into the future.  All claims on the Golden Summit project currently are in good standing. The land on which the project is situated is zoned as Mineral Land by the Fairbanks North Star Borough, giving mineral development activities first priority use.  There currently are no unusual social, political or environmental encumbrances to mining on the project.  Two open pit gold mines currently operate within 5 miles of the Golden Summit project, Fort Knox and True North, both operated by Kinross Gold. Other than the 14 patented mining claims (fee simple lands) the claims of the Golden Summit project have not been surveyed by a registered land or mineral surveyor and there is no State or federal law or regulation requiring such surveying.  Survey plats for all patented mining claims are open to public inspection at the Bureau of Land Management. Freegold currently holds a valid Hardrock Exploration Permit on the project.  Additional permits for future work will be acquired from the U.S. Bureau of Land Management and Alaska Department of Natural Resources on an as-needed basis.

Freegold acquired the right to earn a majority interest in a portion of the Golden Summit project in 1991 by entering into an option and joint venture agreement with Fairbanks-based Fairbanks Exploration Inc.  By early 1997 Freegold had earned its interest and renegotiated the existing contract such that Freegold was left with a 93% interest in the property and had management control over the remaining 7% interest which was retained by Fairbanks Exploration.  More recently Freegold entered into an agreement with Anglo Alaska Gold Corp. whereby it may earn a 100% interest in the 113 claim (13,020 acre) Yeager property by making cash payments totaling $225,000 over 7 years, by issuing 900,000 shares of Freegold stock over 3 years and by issuing an additional 500,000 shares once Freegold has expended over $1,000,000 in exploration expenditures.  All underlying leases held by Freegold currently are in good standing.

On January 23rd, 2004, Freegold entered into an Option/Joint Venture Agreement with Meridian Minerals Corp. Under the Agreement the Golden Summit Project was divided into 4 project areas, Areas A, B, C and D.  Meridian may earn up to a 70% interest in areas A and B by putting the project into Commercial Production.  Meridian may earn an initial 50% interest by completing US $5 million in exploration expenditures over 4 years, making cash payments of US $390,000 over 4 years and investing up to $300,000 in private placements in Freegold. In order to earn a 60% interest Meridian must complete an Independent Bankable Feasibility Study. In the event the Independent Bankable Feasibility Study identifies an economic resource in excess of 500,000 ounces gold, Meridian will pay to Freegold $1.00 per every economic ounce identified above the 500,000 ounces.  Meridian upon placing the project into Commercial Production may earn a 70% interest.  Meridian has also agreed to conduct an airborne geophysical survey over Areas A, B and C, in exchange Meridian has been granted a one year first right of refusal on Area C. Exploration expenditures for 2004 are guaranteed and total US $650,000. Freegold is the Operator until 2006.

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

Elevations on the property range from 1,000 feet to over 2,200 feet.  Topography in the area is dominated by low rounded hills dissected by relatively steep walled valleys.  Outcrops are scarce except in man-made exposures.  Vegetation consists of a tundra mat that supports subarctic vegetation (alder, willow, black spruce, aspen and birch).  A variably thick layer of aeolian silt covers most of the property.  Permafrost is limited to small discontinuous lenses on steep, poorly drained north-facing slopes and has posed no hindrance to past development.  The climate in this portion of Alaska is dominated by 6 to 8 months of sub-freezing temperatures in winter followed by 4 to 6 months of warm summer weather.  Average annual precipitation is 13 inches, mostly as snowfall.

Mining operations can be conducted on a year-round basis and heap leach technology has been profitably employed at two locations in the district since 1985.  Kinross Gold’s Fort Knox gold mine, located 5 miles south of the project has produced about 2.5 million ounces of gold and operated year-around since entering commercial production in 1997.  The 1.3 million ounce True North gold deposit, also operated by Kinross Gold, is located 5 miles west of the Golden Summit project and achieved commercial production in early April 2001. Combined these two operations produced approximately 400,000 ounces of gold in 2003 at a cash cost of $250 per ounce (Kinross Gold, 2003).

History

Placer or lode gold mining has occurred almost continuously in the Golden Summit project area since gold was discovered in the district in 1902.  Over 9.5 million ounces of placer gold have been recovered from the Fairbanks Mining District, of which 6.75 million ounces have been recovered from streams which drain the Golden Summit project (Freeman, 1992e).  In addition, over 506,000 ounces of lode gold were recovered from past producing mines on the Golden Summit project (Freeman and others, 1996).  More than 80 lode gold occurrences have been documented in the project area.  Recent exploration discoveries in the Tintina Gold Belt have underscored the potential for bulk tonnage and high-grade deposits, both of which are known to exist in the Golden Summit project area (McCoy and others, 1997; Flanigan and others, 2000).

Freegold acquired an interest in the Golden Summit project in mid-1991 and since then has conducted extensive mapping, soil sampling, trenching, rock sampling, core and reverse circulation drilling and geophysical surveys on the project (Freeman, 1991; Galey and others, 1993; Freeman and others, 1996; Freeman and others, 1998, Freeman, 2003). Over 16,000 feet of trenching have been completed along with 69,722 feet of core and reverse circulation drilling in 175 holes. A total of 7,729 soil samples have been collected.  A total of 7,122 man-days of work have been completed during 9 separate work programs.  Total expenditures during that period amount to $6.4 million.

Geological Setting

Bedrock geology of the Fairbanks Mining District is dominated by a N60-80E trending lithologic and structural trend covering a 30-mile by 15-mile area (Robinson and others, 1990; Newberry and others, 1996).  The Golden Summit project is situated in lower to middle Paleozoic metavolcanic and metasedimentary rocks of the Cleary sequence and Fairbanks Schist adjacent to a northwest trending thrust fault known as the Chatanika thrust (Figure 3).  Rocks of the Fairbanks Schist and Cleary Sequences are exposed in the Cleary antiform, the northern of two northeast trending antiformal belts which form distinctive marker horizons in the mineralized portions of the district.  Lithologies within the Cleary Sequence include quartzite, massive to finely laminated mafic to intermediate flows and tuffs, calc-schist, black chloritic quartzite, quartz-sericite schist of hydrothermal origin and impure marble.  Lithologies in the Fairbanks Schist include quartz muscovite schist, micaceous quartzite and biotite quartz mica schist.  These lithologies have been metamorphosed to the lower amphibolite facies.

Rocks of the Fairbanks Schist and Cleary Sequence have been over thrust from the northeast by eclogite to amphibolite facies rocks of the Chatanika terrane (Newberry and others, 1996; Figure 3).  The Chatanika terrane consists of quartz muscovite schist, carbonaceous quartzite, impure marble, garnet feldspar muscovite schist, and garnet-pyroxene eclogite that have yielded Ordovician Ar40/Ar39 age dates. Motion on the Chatanika thrust fault has been dated at approximately 130 million years (Douglas, 1997) and resulted in structural preparation of favorable host units in the Chatanika terrane and adjacent lower plate rocks.

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

Exploration

Cleary Hill Mine: In 1996 Freegold conducted its first drilling directed specifically at high grade shear-hosted quartz vein mineralization.  Its initial drilling target was the Cleary Hill mine, the largest historic lode gold producer in the Fairbanks Mining District with estimated production of 281,000 ounces at 1.3 opt ( Freeman and others, 1996).  The mine last operated in 1942 at which point it was shut down by the War Powers Act while still mining what was then considered “ore grade” mineralization (Beyers, 1957). Attempts to reopen the mine in 1946 were thwarted by lack of working capital, manpower and equipment, not lack of mineable reserves (Freeman, 1992). The Cleary Hill mine is hosted in interbedded mafic volcanics, quartzites and quartz muscovite schists on the north flank of the Cleary antiform (Freeman and other, 1996; Freeman and others, 1998).  The majority of the past production was derived from the Cleary Hill vein which strikes N70-80W and dips 45 to 70 degrees to the south .  The dip of the vein varies according to the bedrock host with steeper dips in more competent rock units and shallower dips in less competent rock units.  Production from the mine took place over six levels (approx. 400 vertical feet) and consisted of quartz vein-hosted coarse free gold with trace arsenopyrite, pyrite, boulangerite and tetrahedrite.  Higher grade intervals in the mine (+100 to 5,000 opt) commonly are associated with acicular needles and felted masses of boulangerite and jamesonite hosted in white to gray quartz veins ranging in thickness from 1 to 5 feet.  Average thickness of the Cleary Hill high-grade vein was less than 3 feet.

Soil auger sampling over the Cleary Hill area defined an extremely high-grade gold and gold pathfinder anomaly extending the length of the grid.  Values as high as 2,750 ppb gold were detected in soils.  Shadow imagery of soil data confirmed the presence of the N60E trending Dolphin shear zone cutting through the Cleary Hill area. This district-scale feature hosts the 600,000-ounce Dolphin deposit which crops out approximately 1,500 feet southwest of the Cleary Hill mine area.  The N70W trending Cleary Hill vein is one of several veins along what is locally known as the Anna – Mary shear and suggests the widespread mineralization at Cleary Hill may be controlled by the intersection of the Dolphin and Anna Mary shear zones within favorable host rocks of the mixed lower-upper plate unit.

In February 2002 Freegold completed approximately 4.5 line kilometers of capacitive coupled resistivity and very low frequency electromagnetic (VLF-EM) geophysical surveys in the Cleary Hill mine area

 (Figure 6).  These surveys were designed to better define the structures which host high-grade gold mineralization intersected in drilling conducted by the company in 1996 through 2000.  Known veins and shear zones covered by the capacitive coupled resistivity survey returned resistivity highs suggesting this geophysical tool may be useful in locating high grade structures elsewhere on the project.

In August and September 2002, Freegold completed approximately 1,219 feet of backhoe trenching in 6 trenches in the Cleary Hill mine area   A total of 292 chip channel and grab samples were collected.  Trenches 1, 2 and 3 were sited on conductive zones outlined by ground geophysics.  Trenches 4, 5 and 6 were sited on drilling, the 1939 drift maps and resistivity highs identified by 2002 ground geophysics. In general, bedrock consisted of highly oxidized quartzite, quartz mica schist, chlorite schist and local actinolite schist cut by quartz, quartz-carbonate and quartz-carbonate-sulfide veins ranging from a few centimeters to 50 centimeters in thickness.  Metamorphic foliation dips gently (25-30 degrees) to the northwest and strikes to the northeast parallel to regional folding.  Small-scale high angle faulting, on the order of 1 to 10 feet, was observed in the trenches.  Gold mineralization is associated with high angle east-west striking quartz, carbonate or sulfide bearing veins and with shear zones where quartz volume is relatively low.  Low angle north dipping quartz veins normally are of metamorphic origin and are barren.

Anomalous gold mineralization in trenches is associated with elevated arsenic and with sporadic anomalous silver, lead, bismuth, antimony and tungsten.  Despite gold values in excess of 428,000 ppb, arsenic values are seldom in excess of 1,000 ppb.  All of the trenches bottomed in highly oxidized material which may explain the low trace metal values obtained from the trenches. Table 3 is a summary of the more significant gold values in the trenches.  Grab samples of quartz vein material in the trenches returned values up to 428 gpt (12.5 opt) gold while channel sample values ranged up to 10 feet grading 4.29 gpt (0.125 opt) and 29 feet grading 1.16 gpt (0.034 opt). Trenches 4, 5 and 6 in fact constitute a single continuous trench over a distance of 604 feet.  These trenches are located directly above the 1939 drift and the surface trace of the Currey zone discovery core hole (CHD00-1).  The composite grade of this 604 foot interval is 457 ppb or nearly 0.5 gpt.  It is clear from this observation that the country rock is highly mineralized as are the quartz veins which cut the country rock.

Most of the mineralized structures mapped in the trenches trend N60-80W and dip steeply south   These structures range from quartz veins with no apparent wall rock alteration or shearing to FeOx stained schist-hosted breccia and shear zones containing 1-20% crushed quartz in pods and veinlets.  Based on the drill intercept in hole CHD00-1 and the “A” vein as noted on the 1939 underground map, the Currey zone projects to the surface approximately 220 feet north of the collar of hole CHD00-1.  This area of trench 6 could not be not sampled because bedrock could not be reached by the 15 foot depth limit of the backhoe used in the trenching program.  It is likely that the highly brecciated, sulfide-bearing hydrothermal breccia in the Currey zone weathered recessively and was therefore not within reach of the backhoe used to excavate the trenches.  The probably extension of this zone in Trench 1 to the southeast was also beyond the reach of the backhoe.  Grab samples of rock from the overburden above the projection of the Currey zone in both these trenches returned values up to 3.59 gpt (0.105 opt) in trench 1 and 4.88 gpt (0.142 opt) in trench 6.  These values are similar to the 4.9 gpt average returned from the Currey zone in hole CHD00-1.

Table 3: 2002 Trench assays from Currey zone, Golden Summit Project.

Trench	From (feet)	To (feet)	Interval (feet)	Au (ppb)	Au (opt)
CU0201	5	15	10	1,320	0.039
CU0203	110	120	10	5,705	0.166
CU0203	275	300	25	1,625	0.047
CU0203	350	355	5	8,370	0.244
CU0204	160	170	10	4,290	0.125

CU0205	70	105	35	1,039	0.030
CU0205	210	215	5	6,630	0.193
CU0205	240	245	5	11,554	0.337
CU0205	270	275	5	2,140	0.062
CU0206	120	130	10	1,378	0.040
CU0206	157	186	29	1,165	0.034
CU0201	N/A	N/A	Grab	3,200	0.093
CU0201	N/A	N/A	Grab	2,680	0.078
CU0201	N/A	N/A	Grab	9,257	0.270
CU0201	N/A	N/A	Grab	3,590	0.105
CU0202	N/A	N/A	Grab	1,235	0.036
CU0203	N/A	N/A	Grab	1,215	0.035
CU0203	N/A	N/A	Grab	4,620	0.135
CU0203	N/A	N/A	Grab	428,468	12.497
CU0203	N/A	N/A	Grab	109,131	3.183
CU0203	N/A	N/A	Grab	99,257	2.895
CU0203	N/A	N/A	Grab	45,771	1.335
CU0203	N/A	N/A	Grab	8810	0.257
CU0203	N/A	N/A	Grab	13,749	0.401
CU0203	N/A	N/A	Grab	4620	0.135
CU0203	N/A	N/A	Grab	4360	0.127
CU0203	N/A	N/A	Grab	190,423	5.554
CU0205	N/A	N/A	Grab	1,700	0.050
CU0205	N/A	N/A	Grab	31,646	0.923
CU0205	N/A	N/A	Grab	211,442	6.167
CU0206	N/A	N/A	Grab	4,880	0.142

The 35 foot thick zone grading 1.039 gpt gold (0.030 opt) from 70 to 105 feet in trench 5 is a new shear zone previously unrecognized at the surface (Table 3).  This zone is central to a wider, lower grade envelope stretching from 50 to 130 feet which grades 0.726 gpt (0.021 opt).  This same low grade shear zone may be correlative with mineralization in hole CHD00-1 from 288 to 520 (average grade 356 ppb).  However, given the large number of veins known to exist within the trench and from the 1939 drift mapping, correlations between surface trenching and the drill hole are speculative at best. The surface trace of the Wackwitz vein plots very near a thin but high grade shear zone at 240 to 245 feet in trench 5.  This interval returned a chip channel sample value of 11.5 gpt (0.337 opt) from a quartz vein in sericitized quartzite and chloritic schist.  A grab sample of vein material from this shear returned 31.6 gpt (0.923 opt).  Unlike most other veins in the trenching, there is very little mineralization (200-400 ppb) in the wall rock adjacent to the Wackwitz vein.

A previously unrecognized shear zone was encountered in trench 5 approximately 25 feet south of the Wackwitz vein.  A 5 foot chip channel sample from iron oxide-stained black quartzite at 210 to 215 feet averaged 6.63 gpt (0.193 opt).  A grab sample from this same zone returned a value of 211.4 gpt (6.167 opt). This shear zone may have been intercepted in the 1939 drift however it currently is not possible to make a correlation with a specific shear zone in the underground workings. The Colorado vein probably was exposed at 160 to 170 feet in the north end of trench 4.  This interval returned 4.2 gpt gold (0.125 opt) from iron oxide stained quartzite and quartz muscovite schist.  Mineralization adjacent to this zone was relatively low grade (100 to 200 ppb).

Trench 3 was the farthest east trench excavated in the program and returned two zones of significant gold mineralization.  A 10 foot interval from 110 to 120 returned 5.7 gpt (0.166 opt) from quartz chlorite schist containing quartz veining while the interval from 275 to 300 (north end of original trench) returned 25 feet grading 1.6 gpt (0.047 opt) from similar chloritic schists.  Neither of these two zones were known from previous surface or underground work and their relationship to mineralization exposed over 400 feet to the west in trenches 4, 5 and 6 is uncertain at present.

Prior to reclamation activities, the northern end of trench 3 (farthest east trench) was extended to determine the extent of sporadic gold mineralization (to 3.1 gpt) near its northern end.  This extension exposed additional mineralization including an 18 inch thick quartz vein which contained coarse visible gold with grab sample assays grading up to 428 gpt (12.5 opt).  Gold is hosted in leaf form at the core of a banded gray and white polyphase quartz vein suggesting multiple phases of quartz injection along the controlling structure.  Metallic screen analysis indicated that standard –150 mesh fire assay results are nearly identical to weighted average metallic screen assay results suggesting nugget effect is not present to any significant degree.  A plot of the location of this high grade vein suggests it could be the eastern extension of the Wackwitz vein which was exposed approximately 400 feet to the west in trench 5 where the shear hosting the vein returned 5 feet grading 11.5 gpt (0.337 opt). Mineralization associated with this new vein discovery is open in all directions.

Newsboy Mine: Similar to the Cleary Hill vein swarm, the Newsboy mine area is located along the Dolphin trend, a district scale northeast trending structure which passes through and may control mineralization at the Dolphin deposit and in the Cleary Hill mine area (Figure 5).  The Newsboy mine was the fourth-largest historic lode gold producer in the Fairbanks district. . It produced approximately 35,000 ounces of gold at an average grade of 1.0 opt prior to World War II and has not mined since that time.  The only significant exploration conducted at the Newsboy mine was a single core hole completed by Freegold in 1995.  This hole intercepted 20 feet grading 0.066 opt gold (2.27 gpt) from 180 to 200 feet but the projected Newsboy shear at 622 to 683 feet was weakly mineralized (< 100 ppb).  In 1998 Freegold completed a diamond core hole (CKR9801) approximately 900 feet to the west in the Newsboy shaft (Freeman and others, 1998).  This hole was cited on a 400 ppb gold in soil anomaly and intercepted 10 feet grading 0.096 opt gold from 5 to 15 feet and 10 feet grading 0.064 opt gold from 80 to 90 feet.  The relationship between this mineralization and similar low-grade disseminated mineralization exposed at the collar of the now-caved Newsboy shaft is unknown.

The Newsboy mine was accessed by a shaft that extended to the 350 foot level. The Newsboy Extension, Robinson, RV, Mother Lode, Sunrise and Hidden Treasure prospects appear to be distinct vein but may be part of a larger northeast-trending vein swarm. The Newsboy vein has a strike of 040 and a dip of 70 to 80o northwest.  Newsboy mineralization is hosted by white quartz veins and stockworks ranging in width from 2 to 14 feet and averaging about 4 to 5 feet in width in the upper 200 feet of workings (Freeman, 1992).  Gold occurs over 2,640 feet of strike and is associated with minor stibnite and pyrite with trace chalcopyrite, arsenopyrite and sphalerite.  Quartz makes up a small proportion of the mined ore and is normally welded to the enclosing schist.  In this respect the Newsboy vein sounds similar in morphology to the Currey zone and suggests the Newsboy vein may have a similar genesis.  The style or mineralization at the Newsboy also is similar to that at the Tolovana mine and has lead some to speculate that the two veins, some 3,500 feet apart, are in fact parts of the same northeast-trending shear zone.  There is virtually no information available from past exploration or production to either refute or support this possibility.

Saddle Zone: This prospect, drilled by IMC and BP, contains a number of distinct high-grade veins, including the McCarty (Chatham), American Eagle (Kawalita-Christina), Henry Ford, Pioneer, Pennsylvania and Ebberts veins (Figure 10). The American Eagle mine produced approximately 60,000 ounces of gold at an average grade of 1.6 opt prior to 1942.  Lesser high grade vein production came from the McCarty – Chatham, Pioneer, Pennsylvania and Ebberts veins.  In the late 1960’s IMC recognized the bulk tonnage potential of pervasive quartz – sericite - sulfide alteration in wall rocks adjacent to these veins and conducted limited exploration to determine its viability.  Resources were estimated but the coarse nature of the drilling renders the data useful only from a qualitative standpoint (Pilkington, 1970).

Similar to the Cleary Hill vein swarm, the Saddle zone is located at the intersection of a district scale northeast trending structure and a swarm of northwest trending high-grade gold quartz veins.  Mineralization is hosted by both northeast-trending gold-silver-sulfosalt-bearing veins such as the Henry Ford vein and later northwest-trending gold-silver-arsenic-bearing veins such as the McCarty, American Eagle, Pioneer, and Pennsylvania veins.  These veins are hosted by flat-lying quartz sericite altered schists of the Fairbanks Schist.  The host rocks on the Saddle prospect do not appear to exert any discernible chemical influence on the geometry or grade of mineralization however, rock competency may strongly influence the geometry and/or grade of mineralization.  Sulfide minerals have been oxidized to depths ranging from 115 to 310 feet below surface.  Below the oxide zone, arsenopyrite, pyrite, stibnite, native gold, boulangerite and jamesonite have been identified.  Drilling by previous investigators has intercepted 6 separate shear zones over a strike length of 1,800 feet and a combined width (perpendicular to strike) of 1,500 feet (Freeman, 1991). Trenching suggests the total strike of the Saddle zone is at least 3,500 feet with a maximum width of 2,500 feet.  Mineralization has been encountered in drilling and trenching over a vertical distance of 650 feet.  Mineralization remains open in all directions.  Freegold recently acquired and scanned a large number of stope maps, plan maps and cross-sections from the American Eagle and McCarty mines.  These records were generated by the FE Company between 1938 and 1952 and were donated to Freegold by John Reeves, owner of the old FE Company records.  Like the historic Cleary Hill mine records, the American Eagle and McCarty records could prove valuable in guiding exploration in the Saddle zone.

Hi Yu Mine: The Hi Yu mine area is located at the intersection of a district scale northeast trending structure and a swarm of northwest trending high-grade gold quartz veins (Figure 10).  The Hi Yu mine was mined from adits on four levels over a strike length of approximately 3,400 feet between 1914 and 1942. It produced approximately 110,000 ounces of gold at an average grade of 1.6 opt, second only to the Cleary Hill Mine in the Fairbanks District (Freeman and others, 1996). While recent exploration has proven that disseminated gold mineralization is present in wall rocks adjacent to other high grade veins in the area, the Hi Yu mine workings were noted for having gold values in the wall rocks adjacent to the productive veins, a characteristic not mentioned in pre-World War II literature on any other mine in the Golden Summit area.  Waste dumps from the mine contain abundant quartz – sericite – arsenopyrite alteration, supporting this observation.  Placid Oil conducted a limited diamond drilling program in the area in 1984 and 1985 but apparently targeted drilling at higher mine levels where they encountered stopes not previously known to exist (Freeman, 1992).  No attempt was made to determine the grade and extent of low-grade gold mineralization in the country rock around the veins.  In 1998 Freegold drilling intersected 55 feet of 0.028 opt Au and 0.843 opt Ag starting at 90 feet below surface hole IAR9803 (Freeman and other, 1998).  The hole was located near the Rob Roy mine and displays gold:silver ratios similar to the Hi Yu vein.  The Rob Roy prospect probably is controlled by the same northwest trending shears that control mineralization at the Hi-Yu mine.  The Nars-Anderson prospect is also thought to be the strike extension of the Hi-Yu vein, increasing the total strike length of the Hi Yu vein system to over 6,000 feet. The Basham Adit, driven on a sub-parallel vein to the north, returned grab rock sample assays up to 139 ppm Au and may also be considered part of the Hi Yu vein system, bringing potential strike length of the system to 10,000 feet.

High Grade Underground Targets: With the exception of drilling and underground exploration done by Placid Oil Co from 1978-95 on the Christina Kawalita vein and limited drilling done by Freegold at Cleary Hill in 1996-98, there has been virtually no exploration targeted specifically at high-grade underground targets at Golden Summit.  Over 80 such high-grade gold occurrences are known from the area.  Abundant fluid inclusion, isotopic and petrographic data indicate these veins are typical mesothermal quartz veins similar to productive veins in Ontario, Quebec and in the Motherlode District in California.  Mesothermal veins such as those exposed at Golden Summit are known to extend to productive depths in excess of 5,000 feet.  There has been no concerted deep-exploration drilling done in the Golden Summit area and only a half-dozen holes reach depths of 1,000 feet.  The potential for minable quantities of high-grade gold in quartz veins and shear zones is considered excellent and may in fact contain resources in excess of district surface-minable ounces.  A detailed compilation and re-evaluation of the high-grade veins is warranted.

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

Drilling

Drilling completed on the Golden Summit project includes with 69,722 feet of core and reverse circulation drilling in 175 holes.  Drilling was conducted by third-party contractors in 1992, 1994-98, 2000 and 2003 and consisted of both diamond core and down-hole hammer reverse circulation drilling.  All drilling conducted during these programs was managed by Avalon Development and was conducted by local and national drilling contractors.  Reverse circulation samples consisted of one-eighth splits of each 5-foot interval while all core samples were sawed one-half splits of variable length depending on visible geological criteria.  Reclamation and hole plugging have been completed for all of the drilling done on the Golden Summit project between 1992 and 2003.

Cleary Hill

While there has been limited trenching on the surface dating to 1969, there was no surface drilling done at Cleary Hill until Freegold conducted a reverse-circulation drilling program in late 1996 (Freeman and others, 1996).  This drilling returned encouraging results from the down-dip extension of the Rhodes – Hall ore chute.  Drilling indicated at least two vein systems contained +0.5 opt gold over narrow widths below the old underground workings (Table 1).  Minimal drilling was accomplished in the footwall of the high-grade veins.

Positive results from the initial drilling lead to limited core drilling at Cleary Hill in 1997 and 1998 (Freeman and others, 1998; Table 1).  Several of these core holes intercepted broad (>100 foot) intervals of low grade gold mineralization averaging >0.02 opt in the footwall of the high-grade veins.  Neither old mine records nor previous drilling had indicated the presence of this type of mineralization at Cleary Hill, perhaps because it was sub-ore grade (<1.0 opt) when the mine was in production.  This new information suggested that the Cleary Hill mine had potential as a bulk tonnage target with zones of lower-grade mineralization cut by multiple high-grade veins that extend to depths well in excess of previous underground mining.

Table 1: Significant assays from the 1996-1998 Cleary Hill drilling

Holes #	From (feet)	To (feet)	Thickness (ft)	Au Grade (opt)
CHM96-1	10	235	225	0.025
including	25	60	35	0.106
including	45	50	5	0.569
CHM96-6	375 390	390	15	0.203
CHM96-7	245	260	15	0.211
including	245	250	5	0.585
CHD97-1	60	61	1	0.268
CHD97-1	161	177	16	0.022
CHD97-3	213	216	3	0.985
CHD97-3	278.1	440	161.9	0.025
Including	317	330.2	13.2	0.082
And	347	352	5	0.107
And	365	386.8	21.8	0.032
And	425.6	437.2	11.6	0.035
CHD97-4	394	544.1	150.1	0.037
Including	477.3	481.4	4.1	0.471
And	481.4	544.1	62.7	0.029
CHD9801	294	300	6	3.720
CHD9801	300	401	101	0.038
Including	310	315.3	5.3	0.138
And	324	329	5	0.093
And	339	344	5	0.082
And	361	366	5	0.068
And	396	401	5	0.262
CHD9801	437	447	10	0.030
CHD9801	592	632	40	0.064
Including	597	602	5	0.319
CHD9801	697	712	15	0.029
Including	702	707	5	0.046
CHD9801	747	798	51	0.025
Including	793	798	5	0.084
CHR9803	475	540	65	0.020
including	520	530	10	0.055
CHR9804	0	130	130	0.012
including	5	35	30	0.023
CHR9806	470	540	70	0.015

Following completion of the 1998 drilling, a previously unknown underground drift map was made available to Freegold by a local prospector (Freeman, 2001).  This drift dated to 1939 and extended for over 560 feet south from the hanging wall of the Cleary Hill vein.  The drift map indicated the presence of over 15 high-grade gold-bearing veins in an area of the property where no previous exploration drilling had been conducted  Because both high-grade vein-hosted mineralization and low grade disseminated mineralization had been intersected in the Cleary Hill area it was recommended that one or more north-dipping angle holes be drilled through the area to determine if one or both styles of mineralization were present in areas previously untested by drilling.

In mid-2000, Freegold completed a single angle hole to test the above possibilities.  Diamond core hole CHD00-1 was collared south of the Wyoming vein (southern-most vein in the area) and was directed due north at –50 degrees inclination (Freeman, 2001;). The hole was terminated at a depth of 1,000 feet.  The drill core was photographed, quick-logged and obviously mineralized and/or altered intervals were split and assayed (Table 2).

Table 2: Geochemical summary, core hole CHD00-1

From Feet	To Feet	Thickness feet	Average gold grade (gpt)	Average gold grade (opt)
116	125	9	3.74	0.109
218	282	64	4.90	0.143
Inc. 218	225	7	13.72	0.400
And 225	265	40	5.07	0.148
343	348	5	1.96	0.057
405	410	5	1.81	0.053
520	522	2	86.12	2.513
699.5	705	5.5	1.22	0.035
876.3	878.6	2.3	1.64	0.047
896.4	897.4	1	2.23	0.065
946.4	949.5	3.1	2.25	0.065

Based on data derived from the 1939 drift map, the interval from 218 to 282 feet correlates with a previously unknown shear known now known as the Currey zone (Freeman, 2001; Figure 7).  The Currey zone was intercepted from the footwall in the 1939 drift but was not mined. Given the highly fractured and brecciated nature of the Currey zone in hole CHD00-1 and the fact that the 1939 drift was within the oxide zone in this area, it is possible that the 1939 drift was terminated due to bad ground conditions in the Currey zone.

The strike of the Currey zone in the 1939 drift is N80oE with a 55o south dip (Figure 6).  This strike and dip is consistent with other vein orientations in the Cleary Hill mine area. Based on these data the 64 foot thick drill intercept in hole CHD00-1 has a true width of approximately 63 feet and projects to the surface approximately 220 feet north of the collar of hole CHD00-1 (Figure 6). Old trenches and prospect pits are common in the area but are caved and overgrown with vegetation so they provide no information regarding previous work on the Currey zone.  Available records do not describe anything like the Currey breccia which suggests it was not mined or explored by previous prospectors or mine operators.

Gold mineralization in the Currey zone drill core intercept is marked by strong pervasive poly-phase quartz veining, localized black quartz flooding (possible fine grained sulfides?), pervasive sericite alteration and multiple event brecciation and silicification (Freeman, 2001; Figure 8).  Coarse grained euhedral pyrite is common and is accompanied by extremely fine grained dark gray sulfides or sulfosalts which are normally present in high grade vein deposits in the district.  Open space vugs with dogtooth quartz crystals occur locally.  The interval from 235 feet to 240 feet contains exotic fragments of sericite altered medium grained granodiorite cut by numerous thin (<1 mm) quartz veinlets. This interval grades 6.37 gpt gold, 7,054 ppm arsenic and 221 ppm antimony. Veinlets within the intrusive fragments terminate at the fragment boundary indicating the intrusive was cut by quartz veins and subjected to sericitic alteration prior to being included in the Currey zone breccia. Except for the higher quartz vein volume in the Currey zone intrusive fragments, the intrusive itself looks very similar to the Dolphin intrusive which crops out only 1,500 feet to the southwest (Freeman, 1996a; Freeman, 1996c;.  This is the first time mineralized intrusive has been intercepted in the Cleary Hill area.  Its presence strengthens the theory that the Dolphin shear zone is genetically related to gold mineralization in the Cleary Hill mine area.

Anomalous gold values in the Currey zone are associated with highly anomalous arsenic (1,672 to >10,000 ppm) and antimony (89 to >2,000 ppm).  Sporadic anomalous lead (to 219 ppm) and silver (to 6.9 ppm) also occur in the Currey zone.  Metal values in the Currey zone appear to be concentrated toward the upper (hangingwall?) contact beginning at 218 feet.  Gold, silver, arsenic, antimony cadmium, copper and sulfur peak at the upper contact and decrease down-hole toward the lower contact zone at 282 feet.   Neither Bi nor Te is above detection limit in the Currey zone indicating mineralization is distal to an intrusive source.  This observation is in agreement with previous work done on this area of the Golden Summit project (Flanigan and others, 2000).

A correlation matrix analysis conducted on samples from the upper 350 feet of hole CHD00-1 indicate gold is strongly correlative with arsenic (p = 0.83) and silver (p = 0.75) and moderately correlative with antimony (p = 0.69).  Antimony is strongly correlative with silver and moderately correlative with copper suggesting the presence of freibergite (argentiferous tetrahedrite), a common mineral species in the vein and shear deposits in the district.  Unlike most other high grade occurrences in the Golden Summit area, lead is poorly correlated with gold, antimony and arsenic.  Although manganese is not normally a diagnostic pathfinder in the Fairbanks District, this element is strongly depleted in the Currey zone.  The cause of this depletion is unknown but may be related to relative depletion due to silica flooding and veining.  It may also be explained if the host rock which makes up the matrix of the Currey zone breccia is predominantly felsic intrusive rock.  Despite the presence of pervasive sericitic alteration, potassium also is depleted in the Currey zone.  Sodium is depleted in the Currey zone, possibly as a result of plagioclase-destructive alteration.  Unlike other mineralized intervals in hole CHD00-1, sulfur is strongly enriched in the Currey zone lending credence to the conclusion that the mineralization intercepted in the Currey zone constitutes a significant new discovery on the Golden Summit project.

The strike and dip extents of the Currey zone are unknown at present.  The closest drilling to the east of the discovery hole is over 3,000 feet away in the Tamarack drill area (Freeman and others, 1998). There are no drill holes of any kind to the west of the discovery hole although the most likely candidates for an on-strike extension of the Currey zone are the Dolphin deposit (+600,000 oz @ 0.020 opt, Adams, 1996) or Tolovana shear zone, both of which are at least 1,500 feet away. Soil auger sampling conducted in 1995 through 1998 covers only a portion of the strike extent of the Currey zone (Freeman and others, 1996; Freeman and others, 1998).  Additional soil sampling can not be conducted to the west due to the extremely disturbed nature of the area as a result of placer gold mining in Bedrock Creek and widespread stripping and trenching conducted on the Tolovana vein in the mid-1980’s. The three prominent gold in soil highs that are present north of the collar of CHD00-1 are aligned approximately N80E and occur approximately 220 feet north of the collar of hole CHD00-1.  They may be a manifestation of the Currey zone at surface but only trenching and drilling will determine if this statement is accurate.

In March 2003 Freegold completed 3 diamond drill holes (1,351.5 feet) to test the multiple veins known to exist between the Cleary Hill and Wyoming veins).  As expected, these holes intercepted several significant grade-thickness intervals which correlate with veins and shear zones encountered in previous drilling and trenching (Table 4).

Table 4: Significant intercepts from the 2003 core drilling, Cleary Hill area.

Hole #	From (Feet)	To (Feet)	Thickness (Feet)	Au (gpt)	Au (opt)
CHD2003-01	41	449.5 (Eoh)	408.5	1.016	0.03
including	87	449.5 (Eoh)	362.5	1.125	0.033
including	87	425.5	388.5	1.191	0.035
including	124	140.5	16.5	1.727	0.05
including	124	425.5	301.5	1.276	0.037
including	220.5	225.5	5	9.7	0.283
including	220.5	333	112.5	1.85	0.054
including	317.8	333	15.2	8.942	0.261
including	317.8	425.5	107.7	2.393	0.07
including	396.5	425.4	26	4.356	0.127
CHD 2003-02	76.5	100	23.5	1.045	0.03
And	199.2	202	2.8	1.31	0.038
And	277	286	9	1.267	0.037
And	333	335	2	1.1	0.032
And	364.5	368	3.5	5.37	0.157
CHD 2003-03	134	148.5	14.5	2.314	0.067
And	225	229.5	4.5	1.05	0.031
And	320.5	326	5.5	1.95	0.057
and	400.5	407.5	7	1.197	0.035

The 2003 drill results confirmed the presence of a vein swarm extending across a north-south distance of 400 meters from the Wyoming mine on the south to the Cleary Hill mine on the north.  Mineralization consists of high grade gold in quartz veins and quartz stockwork zones as well as disseminated gold mineralization hosted in highly sericite altered pelitic schists.  Grades in both the high-grade structures and the disseminated wall rocks are significant both in overall grade and width and are open along strike in both directions and at depth. To date, drilling and surface trenching have identified at least 17 mineralized structures between the Cleary Hill and Wyoming veins.

Drilling results from hole CHD03-01 include 408.5 feet grading 0.030 opt gold (1.016 gpt) and 16.5 feet which averaged 0.050 opt gold (1.727 gpt, Table 4).  This latter interval is correlated with the trace of the Currey zone approximately 115 feet up-dip from the original discovery intercept in hole CHD00-1 (Table 2).  Using these two intercepts, the Currey zone has an apparent dip of approximately 70 degrees to the south.  Mineralization in the Currey zone in hole CHD03-01 consists of brecciated quartz mica schist, quartz sericite schist, igneous breccia and fault gouge.  Alteration consists of pervasive strong sericite replacing the country rock and 1 to 10% quartz and/or quartz-carbonate veins.  Similar mineralized metamorphic and igneous breccias were recognized from the Currey zone in hole CHD00-01.

Hole CHD03-1 also intercepted two previously unknown high grade zones hosted in quartz-sericite altered schist containing pervasive silica flooding and secondary quartz-carbonate veins.  The upper interval, believed to be the down-dip extension of the Wackwitz vein, returned 15.2 feet grading 0.261 opt gold (8.942 gpt, Figure 7). The Wackwitz shear zone was intercepted in surface trenching and returned grab sample values up to 12.497 opt gold (428.4 gpt) and 0.923 opt gold (31.6 gpt, Table 3).

The lower interval, correlative with the Wyoming vein, returned 26 feet grading 0.127 opt gold (4.356 gpt, Table 4, Figure 7).  The lower intercept correlates with a high grade vein intercepted in hole CHD00-01 (Table 2) which returned 2.513 opt gold (86.12 gpt) and surface trench channel samples which returned 10 feet grading 0.125 opt gold (4.29 gpt, Table 3).

The vein swarm mineralization outlined by recent trenching and drilling is open to expansion at depth and for at least 300 meters in both strike directions.  Structures have shown good continuity of mineralization down dip.  While structural continuity is apparent, continuity of grade is less obvious and may be controlled by lithologic features, low angle structures and/or by higher grade “shoots” which rake 45 degrees northwest along the plane of the vein or shear.  Similar shoot geometries have been documented in the Cleary Hill mine underground workings (Freeman, 1992).  Additional drilling along strike will be required to determine the periodicity and size of these mineralized shoots.

Several other areas of the Golden Summit project possess potential for combined high grade and low grade mineralization in vein swarm settings similar to that discovered in the Cleary Hill mine area.  These veins swarms include the Newsboy mine area, the Saddle zone area and the Hi Yu mine area .

Sampling and Analysis

During the period 1992 to 2003, analytical work was completed by ALS Chemex Labs and Bondar Clegg Ltd. at their facilities in Vancouver, B.C. Duplicate samples were inserted on a one for ten basis beginning in 1996.  Blanks and standards were used in 1997-1998 while blanks were inserted on a 1 for 25 basis in 2000, 2002 and 2003.  During all programs, Avalon Development collected, logged and retained the samples collected in the field until turned over to a commercial laboratory representative.  Selected sample pulps were reanalyzed by metallic screen methods to quantify nugget effect in high-grade samples or where visible gold was noted during sampling.

Security of Samples

All samples collected on the Golden Summit project were retained at Avalon’s secure warehouse facility in Fairbanks until picked up by representatives ALS Chemex or Bondar Clegg.  Sample preparation was completed by ALS Chemex or Bondar Clegg in their preparation laboratories in Anchorage and/or Fairbanks. Sample preparations procedures varied over time and between the two laboratories however, analytical work consisted of gold by fire assay plus a variable multi-element suite analyzed by inductively coupled plasma emission spectroscopy (ICP) methods.  Prior to 2001 all ICP samples were prepared using two acid digestion procedures.  Sampling conducted in 2001 through 2003 used four acid digestion procedures. Sample pulps for all samples collected since 1996 have been retained at Avalon Development’s Fairbanks warehouse facility

Mineral Resource and Mineral Reserve Estimates

There are no mineral resources or mineral reserves on the Golden Summit project.

Exploration and Development

Based on preliminary field, laboratory and literature studies completed to date, the following recommendations for future work are warranted:

1.

Airborne Geophysics: Data from coarsely spaced lines completed by DGGS (1995) indicate a strong correlation between known gold-bearing prospects and metamorphic rocks containing variably high magnetic susceptibilities.  Better definition of these metamorphic rocks should help guide future drilling of high-grade gold targets.  In addition, low-iron, I-type intrusives such as that which host gold mineralization at Fort Knox, Ryan Lode and Dolphin, returned flat or slightly low magnetic responses in the DGGS data and also should be better defined to determine the location and possible extent of intrusive-hosted gold mineralization on the project.  The area covering the property is approximately 12 kilometers north-south by 22 kilometers east-west.  North – south lines spaced 200 meters apart should be flown over the entire property at a bird altitude of approximately 120 meters above ground.  Total coverage is approximately 1,320 line-kilometers and the estimated cost of this program is $40,000.

2.

Ground Geophysics: Resistivity data collected in 2002 proved useful in targeting shear zones and veins where quartz sericite alteration produced resistivity highs.  Expansion of the resistivity grid is recommended for the Cleary Hill and Newsboy – Robinson mine areas.  The estimated cost of doubling the strike length of the vein swarm in the Cleary Hill mine area and covering approximately one-half the known strike length of the Newsboy vein system is approximately $75,000.

3.

Cleary Hill Core Drilling: Additional diamond drill holes should be drilled along strike to the east from the previously drilled section (Figure 9).  This part of the Cleary Hill area has not been drilled previously and is attractive because of high-grade values encountered there in the 2002 program and because of extremely high-grade gold production derived from the Banker’s Stope in the old Cleary Hill mine (Freeman and others, 1998).  Four vertical each totaling 1,000 feet depth and four north-directed holes angled at –50 degrees and totaling 1,000 feet depth each should be collared on a north-south line approximately 400 feet east of the previously drilled section.  All holes should be drilled with HX core with emphasis on recovery in extremely broken shear zones.  The estimated cost of this drilling is $600,000.

4.

Data Compilation: The Golden Summit property contains a number of past producing mines as well as gold prospects where mineralization has been documented.  Primary among these prospects are the Hi Yu mine (110,000 ounces of past production), McCarty – American Eagle mine (60,000 ounces of past production) and Newsboy mine (35,000 ounces of past production, Freeman and others, 1996).  Exploration success at the Cleary Hill mine area was a direct result of data compilation and conversion to a GIS platform that enabled accurate drill hole placement.  Similar data compilation needs to be conducted at the other high grade mines and prospects on the property.  The estimated cost of such work is US$25,000.

5.

Newsboy Core Drilling: Following airborne and ground geophysical surveys and GIS data compilation of available information on the Newsboy mine area, angle holes targeted below the 350 foot mine level should be completed.  Initial drilling should entail four south-directed holes angled at –50 degrees and totaling 1,000 feet depth each.  Holes spacing and collar locations will be determined after GIS compilation and ground resistivity surveys have been completed.  All holes should be drilled with HX core with emphasis on recovery in extremely broken shear zones.  The estimated cost of this drilling is $300,000.

2.

Rob Gold Project, Alaska, USA

The following italicized text was excerpted from a 43-101 Report prepared by Avalon Development Corporation entitled “Executive Summary Report for the Rob Project, Goodpaster Mining District, Alaska, dated April 5, 2003” filed in conjunction with this AIF.

Property Description and Location

The Rob prospect is located in east-central Alaska approximately 110 miles southeast of Fairbanks and 50 air miles northeast of Delta Junction (Figure 1). The Rob project consists of 106 state of Alaska mining claims covering 4,240 acres in the Big Delta quadrangle in Townships 6 and 7 South, Ranges 17 and 18 East, Fairbanks Meridian (Figure 2). The claims are registered as Rob 1 through Rob 106 with Alaska Division of Mining, Land and Water Management as ADL#s 540699 through 540714, 544324 through 544339 and 545266 through 545339 (Appendix 1).  Mineral rights in this part of Alaska are administered by the State of Alaska.  Annual rents are $130 per claim for State claims ($13,780 total) and rental payments are due and payable by November 30 of each year.  Annual work commitment on the properties in the amount of $100 per claim per year is required with amounts in excess of these levels bankable up to four years into the future.  All claims currently are in good standing. The claims of the Rob project have not been surveyed by a registered land or mineral surveyor and there is no State or federal law or regulation requiring such surveying.  Exploration permits for the project will be acquired from the Alaska Department of Natural Resources on an as-needed basis. There are no known environmental liabilities attached to the property.

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

ARCTIC OCEAN
BEAUFORT SEA
Barrow
Prudhoe Bay
RUSSIA
CANADA
NORTHWEST TERRITORIES
Arctic Circle
RUSSIA
ALASKA
Anarraaq
Red Dog
Nolan Creek
Bornite
Anadyr
Currey
Dolphin
Fort Knox
Gil
True North
Pogo
Fairbanks
Napoleon
YUKON TERRITORY
Brewery Cr.
Dublin Gulch
Dawson
Mt. Distin
Dime Cr.
Big Hurrah
Rock Creek
Nome
Kaiyah
Yukon River
Liberty Bell
Usibelli
Nikolai
Road Metal
White Gold
Illinois Cr.
Nixon Fork
RUSSIA
UNITED STATES
Whitehorse
BRITISH COLUMBIA
Flat
Donlin Cr.
Anchorage
Tonsina
Tulsequah Chief
Kensington
A-J
Juneau
Greens Creek
Shotgun
Pebble
BERING SEA
GULF OF ALASKA
Goodnews Bay
Union Bay
Salt Chuck
Kodiak
ROB PROPERTY
PACIFIC OCEAN

FIGURE 1: Location map for the Rob property, Big Delta quadrangle, Alaska. Prospect location data from Avalon Dev., 2002.

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

The city of Fairbanks (population 40,000) is located 110 miles to the northwest of the Rob project and is the regional commercial hub for this part of Alaska.  The city hosts an international airport, rail service, commercial fixed wing and helicopter service and most of the support industry required for mineral exploration.  Teck Cominco and partner Sumitomo Metal Mining currently are in the final stages of permitting to construct and operate a year-around underground mine at the 5.6 million ounce Pogo deposit located 22 miles northwest of the Rob project.  The recently approve operating plan calls for construction of an all-season road and a high-voltage power line from existing road and power facilities south of the project (Freeman, 2000).  Construction permits for the project are expected before the end of February, 2004.

History

The Goodpaster region was first explored for placer gold in 1915 (Rombach, 1999). In the early 1930’s, gold-bearing quartz veins were discovered in the upper Tibbs Creek area. By the winter of 1936, the first underground workings were being installed. The original base camp was on Summit Creek. A 450 foot tunnel was driven following a small vein, termed the Blue Lead Extension. In the summer of 1936, five men drove a 300-foot tunnel at the outcrop of the Blue Lead vein (Reed, 1937). During the winter of 1937, a 300-foot tunnel was driven at the Grizzly Bear mine and a 50-ton mill was constructed. In the summer of 1938 the mill was moved to the Blue Lead mine and operated for a year and a half until the fall of 1939 (Joesting, 1938). During 1938-39 approximately 150 tons or ore from the Blue Lead mine yielded a recovery of 132 ounces of gold and 25 ounces of silver (recovered grade equivalent to 0.88 opt Au and 0.167 opt Ag, Thomas, 1970).  Between 1939 and 1942 approximately 350 tons of ore of unknown tenor were processed from the Grizzly Bear mine. Other than these small production lots, there has been no commercial production from the property.  The Grizzly Bear Mine, Blue Lead Mine, and Gray Lead Mine are within the Rob property.

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

The Stone Boy JV (Sumitomo Metal Mining and WGM) optioned the Rob property in 1995 and between then and 1999 completed over $1.3 million in exploration on the property including extensive airborne and ground geophysics, soil and rock geochemical sampling, geologic mapping, trenching and limited diamond drilling.  During that period exploration efforts generated 2,059 soil samples, 340 rock samples, 7 stream silt samples and 2,060 core samples from 16,215.5 feet for diamond drilling (Bailey, 2001).  Approximately 38,400 line-feet of CSAMT geophysics also were completed.  The property option was terminated in mid-2000.

No exploration was conducted on the property in 2000 or 2001.  Limited due diligence geochemical rock sampling and orientation soil auger sampling was conducted on the property for Freegold in 2002 and 2003..

Geological Setting

Terrane models of Alaska refer to the east-central portion of Alaska, between the Yukon River to the north and the Alaska Range to the south, as the Yukon-Tanana terrane (YTT) (Nokleberg, et al, 1994).  This is a largely metamorphic and igneous province which is bounded on the north by the Tintina Fault and on the south by the Denali Fault.  These parallel, dextral strike slip faults form major sutures and are speculated to have up to 400 km of offset since the late Cretaceous (Day and others, 2003; Foster and others, 1977a, 1978, 1983; 1987; 1994; Jones, et al, 1984).  Conjugate to these large scale structures are numerous northeast-trending faults, such as the Shaw Creek and Volkmar Faults, which dissect the YTT (Weber and others, 1976, LeLacheur, 1991, Smith, 1998, 1999, Smith and others, 1999, 2000). Large scale, northwest-trending sympathetic faults also occur between the Denali and Tintina Faults, including the Pogo and Camp Creek faults and the Richardson lineament.  Rocks comprising the YTT are poly-deformed and poly-metamorphosed, mid-Paleozoic and older, sedimentary, volcanic and plutonic rocks which are intruded by mid-Cretaceous to early Tertiary plutonic and minor volcanic rocks.  East of the Shaw Creek Fault the terrane is dominated by amphibolite grade and locally higher grade rocks.  West of the Shaw Creek Fault the regional metamorphic grade is in the greenschist facies.  This configuration suggests that rocks east of the Shaw Creek Fault represent deeper erosional levels due to greater uplift.  The current prevailing theory on the origin of the YTT suggest development of a Devonian volcanic arc along the continental margin of the North American craton (Aleinikoff, et al, 1995; Nokleberg, et al, 1994).

The Goodpaster Mining District lies midway between the Denali and Tintina Faults.  The district is characterized by a basement of high grade metamorphic rocks forming a core complex or gneiss dome in the southern portion of the Big Delta B-2 quadrangle (Day and others, 2003).  The central portion of the dome is occupied to a large extent by augen gneiss.  Flanking the augen gneiss core are coarse-grained, banded gneisses and schist of sillimanite grade.  North of the banded gneisses are garnet-bearing gneisses and schists with local sillimanite, whereas to the south are lower grade schists and quartzite containing muscovite, calc-silicates and minor garnet.  The Pogo gold deposit is hosted largely by biotite gneiss forming the northwest portion of the metamorphic complex.  The Rob project sits in an analogous position on the southeastern margin of the gneiss dome complex.

Exploration

The Rob property is situated on the southeast end of a +30 kilometer long gneiss dome that forms the core of the Goodpaster District. The prospect is located in a similar position as the Pogo deposit to the northwest. Bedrock over the Rob property is comprised predominantly of gneiss/quartzite units (PzpCg) and augen gneiss lithologies (unit PzpCa) which are intruded by a series of small Cretaceous to Tertiary granodiorite to quartz monzonite plutons (units TKg) and the older(?) granodiorite to quartz monzonite Goodpaster batholith (unit Kg, Figure 3).  Mineralization discovered to date appears to be spatially associated with these plutonic bodies.

The Rob property is cut by a series of early N50E trending high angle structures (Double Bear, Gray Lead and Black Mt. faults) which appear to be cut by younger west-northwest trending high angle structures (Wolverine and Antimony Creek faults, Figure 4).  Most of the previously discovered precious metal veins on the property trend parallel to the N50E trending structures in areas where TKg granitic bodies are present.

The historic lode gold prospects on the Rob prospect are gold-bearing quartz veins in shear zones. Veins average from 2 to 3 feet in width but reach up to 8 feet wide. Quartz veins contain gold and a variable assemblage of sulfides including arsenopyrite, covellite, digenite, stibnite, jamesonite, molybdenite and pyrite (Rombach, 1999; Bailey, 2001). Gold content typically decreases as sulfide content increases. When gold is present, it is usually extremely fine grained. However, several veins such as those at the Blue Lead mine, Grizzly Bear mine and Michigan prospect contain relatively coarse gold.

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

Geochemical samples collected by the Stone Boy JV between 1995 and 1999 indicate four areas of the property contain discrete exploration targets which warrant additional exploration: the Gray Lead, Blue Lead, Michigan and Wolverine areas.  A summary of significant geochemical results is presented in Table 1 and a map showing the location of soil anomalies, drill holes, structures and known veins is presented as Figure 5. Results include grab samples up to 4.93 ounces per ton gold and drill intercepts up to 13.5 feet grading 0.92 ounces per ton gold from the Gray Lead prospect, grab samples up to 28.9 ounces per ton gold from the Michigan prospect, grab samples up to 25.24 ounces per ton gold and drill intercepts up to 77.4 feet grading 0.04 ounces per ton gold from the Blue Lead prospect and grab samples up to 2.04 ounces per ton gold from the Upper Trench area of the Wolverine prospect.

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

TABLE 1: Rob Prospect geochemical summary, 1995 to 1999.  Data from Stoneboy JV.

GRAY LEAD
SOIL ANOMALY
Location	Au opt	Au ppb	Ag ppm	As ppm	Length	Width
Augen		370			1000	200
Augen		130			500	200

GRAB SAMPLES
Location	Au opt	Au ppb	Ag ppm	As ppm	Description
Gray Lead	1.36	46,666.0			UG samples
Gray Lead	4.93	168,997.0			Lower Adit
Gray Lead	0.77	26,248.4			Trench. 2.5 ft
Gray Lead	2.06	70,472.6			Trench, 2.0 ft
Gray Lead	3.90	133,730.0			Trench, 9.0 ft
GL-South Trench	0.03	1,130.0		36.0	Grab
GL-South Trench	0.04	1,495.0		338.0	Chip, Sit
GL-South Trench	0.55	18,835.0		160.0	Grab
Hilltop	2.00	68,575.5	4.4	1,240.0	Rock Sample
Hilltop-King	2.68	91,869.4	100.0	10000+	Rock Sample
Hilltop-King	0.35	12,129.0	65.0	10000+	Rock Sample
Hilltop-King	0.33	11,444.8	49.0	10000+	Rock Sample
Hilltop-King	0.29	10,076.4	2.0	6,740.0	Rock Sample
Hilltop-King	0.31	10,729.5	1.4	0.1	Rock Sample

DRILL HOLES	Au opt	Au ppb	Ag ppm	As ppm	From ft	To ft	Thick ft
BM-10	0.92	31465	2.5	9468	154.5	168.0	13.5
BM-10	0.06	2070	0.2	692	230.0	231.0	1.0
BM-12	0.13	4570	1	2330	313.5	318.0	4.5
BM-18	0.04	1505	0.8	166	244.5	247.0	2.5
BM-18	0.28	9572	14.8	11927	108.5	112.0	3.5
BM-20	0.03	1025	0.4	210	111.0	117.0	6.0

MICHIGAN LODE
SOIL ANOMALY
Location	Au opt	Au ppb	Ag ppm	As ppm	Length	Width
Galosh		180			800	500

GRAB SAMPLES
Location	Au opt	Au ppb	Ag ppm	As ppm	Description
Michigan	1.80	61610	15.4	172	Rock Samples
Michigan	0.12	4160	0.2	4860	Rock Samples
Michigan	0.46	15788	1	9300	Rock Samples
Michigan	26.48	907808	1585.6	4880	Rock Samples
Michigan	28.83	988459	85.6	7150	Rock Samples

DRILL HOLES	Au opt	Au ppb	Ag ppm	As ppm	From ft	To ft	Thick ft
No drilling to date on this property

BLUE LEAD
SOIL ANOMALY
Location	Au opt	Au ppb	Ag ppm	As ppm	Length	Width

GRAB SAMPLES
Location	Au opt	Au ppb	Ag ppm	As ppm	Description
Grizzly Bear vein	25.24	865202	146	8940	Vein Sample
Grizzly Bear Trench	0.05	1570	1.8	30	Rock Sample
Grizzly Bear Trench	0.34	11818	0.6	296	Rock Sample
Stibnite Trench	0.07	2380	1.2	5560	Rock Samples
Stibnite Trench	0.53	18162	49.6	1530	Rock Samples
Blue Lead	0.07	2520	31.2	4200	Rock Samples
Blue Lead	0.03	1090	0.6	3530	Rock Samples
Blue Lead	0.03	1130	1.4	5040	Rock Samples

DRILL HOLES	Au opt	Au ppb	Ag ppm	As ppm	From ft	To ft	Thick ft
BM-07	0.03	1015	0.5	884	206.3	208.8	2.5
BM-07	0.04	1381	1	1834	889.6	967.0	77.4
BM-07	0.04	1455	0.6	1945	906.0	916.0	10.0
BM-07	0.79	27089	16	5530	921.2	922.2	1.0
BM-07	0.92	31404	28.2	4650	937.5	938.5	1.0
BM-07	0.05	1861	0.6	3229	940.0	947.0	7.0
BM-07	0.08	2700	1.4	2010	955.0	956.0	1.0
BM-07	0.04	1315	0.8	8630	960.0	961.0	1.0
BM-08	0.08	2700	4	1190	216.8	218.8	2.0
BM-25	0.04	1335	147.3	5540	168.0	170.5	2.5

WOLVERINE
SOIL ANOMALY
Location	Au opt	Au ppb	Ag ppm	As ppm	Length	Width
Trench		260			4600	1000
Wolverine		240			1500	1500

GRAB SAMPLES
Location	Au opt	Au ppb	Ag ppm	As ppm	Description
Upper Trench	2.04	69975	43.6	4480	Stibnite of 17.6%
Upper Trench	0.17	5980	1.4	1.35%
Upper Trench	1.47	50382	22.8	7140
Upper Trench	0.23	7890	28	3560
Upper Trench	0.30	10263	3.2	2430
Upper Trench	0.03	1070	0.8	754
Lower Trench	0.61	20837	5.2	8800
Lower Trench	0.44	14928	10	1780
Lower Trench	0.03	940	0.2	5980
Lower Trench	0.06	2130	0.6	1.02%
Lower Trench	0.11	3770	0.2	1.85%
Lower Trench	0.05	1750	0.4	4370
DRILL HOLES	Au opt	Au ppb	Ag ppm	As ppm	From ft	To ft	Thick ft
No significant results.

Limited fluid inclusion studies were completed on the Rob prospect during 1995 – 1999 (Bailey, 2000).  Vein samples from the Blue Lead prospect were deposited at temperatures 50 to 100°C lower than the Gray Lead vein (260-455°C) and contain a much higher proportion of larger, methane-rich fluid inclusions.  It is believed that both types of mineralization were derived from a single hydrothermal fluid which unmixed to form a gold-rich, volatile poor fluid at the Gray Lead vein at depth, and a volatile rich, gold poor fluid at higher levels at Blue Lead.  If this is the case, barren quartz veins or those containing low gold grades associated with higher As, Sb and Pb values such a those at the Blue Lead and Grizzly Bear may grade at depth into veins with considerably higher gold contents.

During the summer of 2002, reconnaissance exploration work was conducted on behalf of Freegold by Avalon Development to verify some of the past exploration results reported from the property.  A total of 113 rock samples and 12 soil auger samples were collected during this reconnaissance work. Significant results from the sampling are shown in Table 2 and gold in rocks in 2002 is plotted on the prospect geology map.

TABLE 2: Significant analytical results from the Rob property, 2002.  Data from Avalon Development, analyses by ALS Chemex.

Prospect	Type	Au gm/tonne	Au oz/ton	Ag ppm	As ppm	Bi ppm	Pb ppm	Sb ppm	Te ppm	W ppm
Gray Lead	Vein	72.17	2.105	4.26	10000	756.00	8.0	120.85	86.10	14.9
Gray Lead	Vein	17.11	0.499	9.34	10000	386.00	354.0	377.50	28.00	97.2
Gray Lead	Vein	28.77	0.839	4.66	8450	337.00	86.5	112.95	32.30	71.9
Gray Lead	Vein	9.37	0.273	43.50	10000	1610.00	257.0	737.40	180.50	61.6
Gray Lead	Vein	7.42	0.216	7.66	4630	6.68	415.0	1000.00	0.40	0.2
Gray Lead	Vein	30.45	0.888	2.84	7420	324.00	72.0	1000.00	13.70	0.3
Hilltop	Vein	8.72	0.254	5.52	5350	348.00	24.0	81.75	17.55	495.0
Michigan	Vein	24.27	0.708	9.50	1585	0.14	3.5	276.60	-0.05	0.1
Michigan	Granite	698.89	20.385	0.14	687	0.18	13.0	26.75	-0.05	1.0
Michigan	Granite	29.83	0.870	1.30	10000	0.26	3.5	614.10	0.30	0.5
Michigan	Vein	175.06	5.106	6.44	3940	0.08	8.0	776.10	0.20	0.1
Michigan	Granite	120.55	3.516	8.52	2890	0.83	40.0	96.55	-0.05	0.1
Oreely	Vein	8.04	0.235	53.70	1065	39.70	4210.0	1000.00	0.25	-0.1
Oreely	Vein	8.38	0.244	16.10	1985	15.35	1800.0	761.00	-0.05	-0.1
Upper Trench	Granite	8.79	0.256	0.86	2950	0.59	11.0	73.65	-0.05	0.2
Lower Trench	Granite	15.43	0.450	9.94	3570	1.27	34.5	200.20	0.05	0.1
Lower Trench	Granite	14.37	0.419	11.20	3150	1.31	33.5	117.65	0.05	0.3
Lower Trench	Vein	22.29	0.650	2.30	1495	0.67	3.5	76.45	-0.05	0.3
Lower Trench	Granite	4.11	0.120	15.75	10000	11.25	1925.0	1000.00	1.00	0.1

Comparison of results from 1995 to 1999 exploration programs and limited sampling conducted in 2002 indicates that past rock sample exploration data accurately portrays the mineralization present on the Rob property.  Of particular significance is the polyphase hydrothermal breccia veins discovered on the O’Reely prospect where grab samples returned values up to 0.244 opt gold and a sample of unsplit cover from hole BM97-02 on the Lower Trench Prospect returned 0.120 opt gold.

Check sampling of previously collected soil samples did not return comparable results in the small area tested in 2002.  Top of bedrock soil auger sampling completed at several sites previously sampled by shovel sampling indicate that past soil data may contain a significant proportion of false-negative values.  A total of 12 previously sampled soil sites were twinned in 2002 using hand-held power auger methods.  Bedrock was at least 3 feet below surface in all soil auger sites sampled whereas shovel soil samples were collected at average depths of about 1 foot.  A comparison of gold values from these twinned sites is presented in Table 3.  With the exception of two samples, all of the auger soil samples were higher than the shovel samples taken at the same site.  Perhaps most important, three of the power auger soil samples returned dramatically higher gold values than their shovel sample counterparts: 15 versus 105 ppb, -5 versus 105 ppb and 55 versus 385 ppb.  These results suggest that other shovel soil samples which returned gold values at or below detection limit from the WGM/Sumitomo grid could be significantly higher.  Comparison of pathfinder elements from both soil sampling programs indicates results similar to those for gold.

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

Although the small number of soil samples twinned at Rob is by no means statistically meaningful, the results indicate that substantially larger and higher-grade gold in soil anomalies may exist on the project.  Given that the 100 ppb gold outline defined the Fort Knox, True North, Dolphin and Pogo deposits, it is possible that larger and higher grade gold in soil anomalies exist at Rob outside of the 50 and 200 ppb anomaly outlines previously detected (Figure 5).  If this is the case, areas being considered for future drilling should have soil auger sampling completed over them prior to conducting drilling.

Mineralization

Using the above exploration model, seven different potentially economic gold deposit types have been identified in Interior Alaska, three of which are known to exist on the Rob prospect. They are:

1.

Stockwork-shear style mineralization hosted in porphyritic intermediate to felsic intrusives.  Mineralization contains Au with anomalous Bi, Te, W and trace Mo. Examples include Fort Knox (7.2 Moz) and Dublin Gulch (+1 Moz).  There is a strong genetic relationship between host intrusion and gold mineralization.  The Michigan, Lower Trench and Upper Trench prospects on the Rob property are an example of this style of mineralization.

2.

Porphyritic stockwork with intrusion/schist shear hosted Au-As-Sb (Ryan Lode, 2.4 Moz) with a strong genetic relationship between host intrusion and gold mineralization.

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

Granitic Cretaceous rocks on the Rob property share many characteristics with mid Cretaceous gold-related plutons in the Tintina Gold Belt.  The coincident anomalous metals (Au, Bi, As, and Sb) and granitic or adjacent gneiss hosts for much of the mineralization suggest that the granitic plutons on the property are related to mineralization.  The nearby Pogo deposit also contains anomalous concentrations of Bi and As, although the presence of Sb, Ag and base metals in some of the Rob project area prospects suggest variable erosional depths currently are exposed on the Rob project. Analogous elemental patterns occur in the Fairbanks mining district near the Fort Knox, True North, Ryan Lode, and Dolphin gold deposits (combined resources of +12 Moz).

Drilling

Diamond core drilling was conducted at the Rob prospect during 1997, 1998 and 1999 by the Stone Boy joint venture (Bailey, 2001).  A total of 16,215.5 feet of diamond core drilling was completed in 26 holes on the property.  Drilling was concentrated in the Grey Lead and Blue lead areas however limited drilling was completed at Grizzly Bear, Wolverine, Upper Trench and Lower Trench prospects.  The drilling was conducted by Nana/Dynatec using two LF-70 fly-capable core drills. Other technical details of these programs are not currently available to the author.

Sampling and Analysis

Details pertaining to sampling methods and approaches used on the Rob prospect from 1995 through 1999 currently are not available to the author.  All exploration work completed during the period 1995 through 1999 was managed and conducted by WGM, the Alaskan subsidiary of Watts, Griffith and McQuat, the same highly respected and competent mineral consulting firm that was responsible for discovery of the Pogo deposit.

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

Details pertaining to data verification techniques and procedures on the Rob prospect currently are not available to the author.  Blanks samples of Quaternary basalt from the Browns Hill Quarry were inserted into the sample stream in 2002.  Inspection of the geochemical data from these blanks suggests analytical work conducted by ALS Chemex was of a high quality

Mineral Resource and Mineral Reserve Estimates

There currently are no mineral resources or mineral reserves on the Rob project.

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

2.

Diamond drilling should be conducted on the Michigan lode where +25 opt gold was discovered in trenching.  Approximately 5,000 feet of diamond drilling are recommended for the Michigan prospect.  Approximate cost of this drilling is $500,000.

3.

Reprocessing of existing airborne magnetic and resistivity data is recommended.  Such work should be conducted by an experienced geophysical consultant and should include depth-slicing and three dimensional structural interpretation.  Estimated cost of this work is $25,000.

4.

Limited top of bedrock power-auger soil sampling should be conducted over selected areas of the property to determine if this method will reveal more useful information than previously conducted soil sampling. Approximately 650 samples should collected.  The estimated cost of this work is $32,500.

The total cost of the above-recommended work is US$1,057,500

3.

Union Bay PGM Property, Alaska, USA

The following italicized text was excerpted from a 43-101 Report prepared by Avalon Development Corporation entitled “Executive Summary Report for the Union Bay PGE Project, Ketchikan Mining District, Alaska, dated April 6, 2004” filed in conjunction with this AIF.

Property Description and Location

The Union Bay PGE prospect is located in Southeast Alaska about 35 miles north-northwest of Ketchikan on the northern end of the Cleveland Peninsula (Figure 1).  The property is bounded on the north and east by Vixen Inlet, on the south by Bear Creek and on the west by Union Bay.  The property is located in the Craig C1 1:63,360 quadrangle in Township 70 South, Ranges 86 and 87 East, Copper River Meridian.

The Union Bay project consists of 711 unpatented federal lode and 6 state mining claims covering 14,220 and 240 acres, respectively (Figure 2). The claims are located in Township 70 South, Ranges 86 and 87 East, Copper River Meridian and are recorded in the Ketchikan Recording District and at the Alaska Division of Lands and the U.S. Bureau of Land Management (see legal description, Appendix 1).  In this part of Alaska, mineral rights are administered by the State of Alaska and the U.S. Forest Service.  The Union Bay project is located within the Tongass National Forest on multiple-use lands open to mineral development. Annual rental payments on Federal mining claims are due on or before each August 31 and total $100 per claim per year.  Annual rentals are paid in lieu of work on Federal ground. For State claims annual rents are $25 per claim and work on the ground in the amount of $100 per claim per year is required.  All claims in the Union Bay property currently are in good standing through August 1, 2004. The claims have not been surveyed by a registered land surveyor and there is no State or federal law or regulation requiring such surveying.  There are no known environmental liabilities attached to the property and permits for future work will be acquired from the U.S. Forest Service and the Alaska Department of Natural Resources on an as-needed basis.

In April 2001 Quaterra Resources acquired the right to earn a 50% interest in the Union Bay project by spending US$ 1.0 million on exploration and development and by making staged cash payments to Freegold totaling US$100,000 over four years. Quaterra would also issue Freegold up to 200,000 shares of its common stock over the next year. Quaterra was the operator during the earn-in period, with fieldwork directed by its Alaskan-based consultant Avalon Development Corporation. Expenditures by Quaterra at Union Bay through December 2001 totaled approximately $550,000.  Quaterra conducted no fieldwork in 2002 and in August 2002 Quaterra withdrew from the joint venture due to economic considerations.  The property reverted 100% to Freegold which announced in October 2002 that it had signed a joint venture agreement on the property with Pacific Northwest Capital Corporation whereby the latter could earn up to 50% interest in the project by completing exploration expenditures totaling $1 million, issuing 60,000 shares, and making cash payments of $100,000 over 4 years.  Pacific North West did not conduct fieldwork on the project in 2002.

In May 2003 Lonmin PLC entered into a joint venture agreement with Pacific North West and Freegold for further exploration and development on the project.  Under terms of the agreement Lonmin must fund a minimum US$815,000 exploration program in 2003.  This obligation has been met.  Lonmin has the further option to continue to fund the Union Bay project by expending a minimum of US$1 million per year in 2004, 2005, and 2006 and US $750,000 for each year thereafter. Pacific North West is the Operator of the project during the exploration phase. Under the terms of the agreement, Lonmin may earn up to 70% interest in the project by delivering a full feasibility study. Upon the decision of the joint venture management committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing on terms acceptable to all parties. Following commencement of commercial production, Pacific North West and Freegold will each repay their share of capital construction costs and contribute pro rata to operating costs. The three-party joint venture conducted exploration on Union Bay in 2003 (see History and Exploration).

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Union Bay project is accessible via boat or barge, floatplane and helicopter.  There is tidewater access to the west of the property at the abandoned cannery on Cannery Creek and at Vixen Harbor on the north end of the property (Figure 1).  Numerous areas of the property are accessible with a helicopter.  Elevations on the property range from sea level to 3,018 feet at the peak of South Mt.  Topography ranges from relatively flat outwash plains on the north to rugged vegetation-free peaks in the center of the property.  Temperate wet weather conditions prevail in this part of Alaska and allow a snow-free working season in most years from May through November.  Average annual precipitation in this part of Alaska is approximately 115 inches mostly in the form of rain.

The city of Ketchikan (population 14,000) is located 35 miles to the south-southeast and is the regional commercial hub for this part of southeast Alaska.  The city hosts an all-season deep water ice-free port, international airport, commercial fixed wing and helicopter services, heavy and light ocean-going barge services and most of the support industry required for mineral exploration.  Cellular telephone grids cover the Union Bay area.  A high capacity hydroelectric power line linking Ketchikan with the cities of

Wrangell and Petersburg currently is under construction.  This project, known as the Four Dam Pool project, would bring low cost commercial hydroelectric power to within a few miles of the eastern border of the Union Bay project.

History

In 1938, J.C. Roehm of the Alaska Territorial Department of Mines discovered chromite in the Dunite Peak area of the Union Bay complex (Figure 4).  Following Roehm’s discovery, the area was investigated by local prospectors through 1942 (Maas and others, 1995).  In 1941, Reed and Gates of the U. S. Geological Survey (USGS) performed a cursory examination of the geology and took representative samples of the ultramafic rocks (Maas and others, 1995).  In 1943, the first comprehensive geologic mapping was conducted in the area (Kennedy and Walton, 1946).  By 1954, Columbia Iron Mining Company, a subsidiary of U.S. Steel Corp., staked claims on the west side of the Cleveland Peninsula and conducted extensive drilling on magnetite mineralization.  Columbia Iron acquired patent to 18 claims and continued extensive surface and subsurface investigations through 1970. Drill-indicated iron ore resources at Union Bay were estimated at 900 million tons grading 18-20% Fe and 2% Ti (Maas and others, 1995).  In 1959, two former Columbia Iron geologists published a geologic map of the area and completed detailed petrographic investigations of the complex (Ruckmick and Noble, 1959). A portion of the drill core from this program was stored in a warehouse near the mouth of Cannery Creek but this facility was destroyed by fire leaving the core in a homogenized state that makes it unusable for PGE sampling.  The remainder of the drill core was apparently donated by US Steel to the state of Minnesota where it was eventually discarded because of lack of space at its public core storage facility (T. Gin, oral comm., 2001).

In 1964, a small gold prospect known as the Alaskite Nose prospect was staked near the shoreline along Vixen Inlet.  In 1992, the area was examined by U.S. Bureau of Mines (USBM) geologists and a 4 meter deep shaft was found behind beach outcrops of mineralized alaskite that contained anomalous base-metal sulfides and silver (Maas and others, 1995). This prospect was examined briefly in 2003 (see 2003 Exploration).

As part of a study of various Alaskan ultramafic complexes, Clark and Greenwood (1972) performed limited sampling of the Union Bay complex.  Examination and assay of magnetic and non-magnetic mineral separates indicates that most of the PGE values are associated with the magnetic fraction (Clark and Greenwood, 1972).  Metallurgical work performed on dunite by the USBM in 1979 (Dahlin and others, 1981) and geochemical rock sampling completed in 1989 (Foley, 1990) support the magnetite rich pyroxenite - PGE association observed by Clark and Greenwood.  Further work performed by USBM returned values up to 19.44 ppm Pt from pan concentrate samples on the eastern side of the Union Bay property (Maas and others, 1995). The source of these anomalies was not investigated by the USBM but was the reason initial exploration conducted for Freegold in 2000 was targeted at the ridges above of the drainages from which these anomalous PGE values were derived.

In 2000, Avalon Development Corp. conducted reconnaissance scale fieldwork at Union Bay for Freegold.  Work included claim staking, reconnaissance geologic mapping, grab rock sampling and chip rock sampling. Field observations suggested that PGE mineralization is associated with magnetite in veins, clots and disseminations hosted primarily by wehrlite and olivine pyroxenite. Three principal zones of PGE mineralization were identified during the 2000 field program: North Zone, South Zone and Core Zone.  Total 2000 acquisition and field expenditures for the Union Bay project were approximately $67,000. The results of this work are presented in Avalon (2000).

In 2001 Quaterra Resources acquired an interest in the project and funded reconnaissance mapping, geochemical sampling and drilling during the period March through September (Avalon, 2001).  Additional claims were staked over the Union Bay complex in March and April 2001.  No geological work was completed during this period.  Initial field efforts conducted in June and July concentrated on the North Zone and on reconnaissance work which resulted in discovery of the Jaguar, East and West Cobra, Lexus and Mt. Burnett zones (Figure 4).  In September four NQ size diamond drill holes were completed, two each on the North and Mt. Burnett zones using a LF-71 model diamond drill for a total of 1,168.2 feet.  Total 2001 acquisition and field expenditures for the Union Bay project were approximately $550,000. The results of this work are presented in Avalon (2001).

No field work was conducted at Union Bay in 2002.  Detailed petrographic work, analytical work and microprobe analyses were completed in 2002 by MS-candidate Chris Van Treeck of the University of Alaska.  Interim results of this work are presented in Van Treeck and others (2003).

Fieldwork at Union Bay in 2003 consisted of staking of 394 additional federal lode claims in March followed by diamond drilling at the North and Jaguar zones in June and July.  A total of 4,490 feet of NQ diamond drilling was completed in 11 holes (8 and North, 3 at Jaguar zone) during 2003.  In addition, reconnaissance exploration work was completed on several other areas of the property during the period June through September.  These efforts resulted in the discovery of significant PGE values at the Continental and Chevelle zones and PGE-bearing sulfides at the Cannery Creek zone.  Additional 6-element analyses, check assays and microprobe work were completed in September and October. Acquisition and field expenditures for the Union Bay project through year-end 2003 totaled $945,000.

Geological Setting

The Union Bay project is situated within a narrow tectonic belt of Upper Jurassic to mid-Cretaceous rocks known as the Gravina Belt (Figure 4, Himmelberg and Loney, 1995).  Rocks of the Gravina Belt include marine argillite and graywacke, interbedded andesitic to basaltic volcanics and volcaniclastics and lesser conglomerate and intrusive rocks ranging from quartz diorite to dunite and peridotite.  Gravina Belt rocks are tectonically bounded by the Alexander Terrane to the west and have an uncertain but possibly overlapping relationship with rocks of the Taku Terrane to the east (Figure 4, Gehrels and Berg, 1994).  Deformation of the Gravina Belt occurred in mid-Cretaceous time as a result of eastward migration and accretion of the previously sutured Alexander and Wrangellia terranes.  Regional greenschist to amphibolite facies metamorphism and subduction related intrusive activity accompanied accretion of the Alexander Terrane.  This same crustal shortening may have resulted in westward overthrusting of the Taku Terrane onto the Gravina Belt.  A series of mafic-ultramafic bodies such as the Union Bay complex and known as Ural – Alaska complexes, intrude the Alexander Terrane or the Gravina Belt/Taku Terrane assemblage over a distance of 350 miles through the Alexander Platinum Belt of southeast Alaska (Himmelberg and Loney, 1995).  Age dates from these complexes cluster between 100 and 110 Ma and these complexes are believed to be temporally if not genetically related to accretion of the Chugach Terrane to the western margin of the previously accreted Alexander and Wrangellia Terranes (Foley and others, 1997).  Accretion of the Chugach Terrane coincides with a marked change in the regional stress regime of southeastern Alaska, from an east-west compressional regime to a right-lateral transpressional stress regime.  This relative relaxation of stress may have fostered emplacement of the Ural – Alaska complexes in the Alexander Platinum Belt.

The Union Bay complex is a zoned mafic-ultramafic complex ranging from dunite in the core on the southeastern side of the complex through wehrlite and olivine clinopyroxenite to hornblendite and gabbro on the margins (Figure 5).  Magnetite is widespread within the complex but is most common in wehrlite, pyroxenite and hornblendite. Jurassic age flysch/turbidite rocks of the Gravina Belt make up the country rocks in the area and consist of thinly bedded mudstone, siltstone, sandstone, grit, conglomerate and minor limestone (Gehrels and Berg, 1988).  Previous investigators (Ruckmick and Noble, 1959) indicated

that sedimentary units surrounding the complex are hornfelsed for up to one-quarter mile from their contact with ultramafic rocks.  Field observations made in 2001 and 2003 do not support this conclusion.

Previous investigations suggest the Union Bay complex is a pipe and lopolith complex (Himmelberg and Loney, 1995) however field work completed in 2003 suggests the possibility of more than one dunite pipe within and beneath the complex.  Rubin and Saleeby (1992) have assigned the complex a mid-Cretaceous age of 102 Ma based on a U-Pb zircon age from gabbroic pods within hornblendite.  A reliable 40Ar/39Ar age date was derived from hornblendite in a hornblende pyroxenite from drill core from the Mt Burnett prospect and yielded an age of 101.8 ± 1 Ma (C. Van Treeck, written comm., 2003).  While age dates from gabbro and from hornblende pyroxenite within the Union Bay complex suggest mafic and ultramafic lithologies are contemporaneous, where mafic and ultramafic rock contacts are visible in the field, gabbro intrudes (post-dates) the ultramafic rocks.  The best examples of this age relationship are outcrops immediately east of the Continental zone where feldspar-bearing leucogabbro dikes intrude hornblende pyroxenite units.  These outcrops clearly indicate that gabbro is younger than the ultramafic rocks and probably constitutes the last phase of intrusive activity at Union Bay. High-altitude airborne magnetic surveys reveal a strong magnetic signature over the Union Bay complex probably as a result of magnetite-bearing pyroxenite and hornblendite (USGS, 1977; Ruckmick and Noble, 1959).  This survey does not provide sufficient detail to distinguish between individual rock units within the Union Bay complex but does suggest that strongly magnetic rocks equivalent to the ultramafic rocks on the north side of the complex probably underlie the gabbro of the South Mt. area on the southern side of the complex.

The most detailed geological summary of the Union Bay complex is that of Ruckmick and Noble (1959, Figure 5).  Much of the following geologic descriptions was extracted from their work and modified by subsequent field observations from 2000 – 2003.  The Union Bay ultramafic complex is comprised of a central core of late (final stage) dunite, generally centered on Dunite Peak (elev. 2535) on the southeastern edge of the Union Bay project (Figure 3).  Magnetite and chromite veins and pods occur locally within the late stage dunite.  This dunite core is surrounded by progressively less magnesium-rich shells of wehrlite, pyroxenite, hornblendite and gabbro (Figure 5). The rock unit mapped as “peridotite” by Ruckmick and Noble (1959) is in fact a mappable unit containing complexly mixed wehrlite and pyroxenite.  In some areas, such as the North and Jaguar zones, late stage diopside veins ranging from 1 cm to 10 cm thick crosscut compositional layers of earlier stage wehrlite and pyroxenite. Such veins are less common in PGE-bearing areas farther west on the property. Magnetite lenses, stringers and clots crosscut all other rock types except gabbro. Although difficult to recognize in weathered pyroxenite, chromite stringers also are associated with the late stage crosscutting pyroxenite veins and at times accompany magnetite veinlets. Chromite also occurs as thin (1-5 cm) stringers that are parallel or subparallel to younger dunite-rich compositional layers (Ruckmick and Noble, 1959) and as pods and irregular veins up to 50 cm thick on Dunite Peak (Avalon, 2001).

Magnetite occurs in both primary and secondary forms and spans a wide range of temperatures of formation (Van Treeck and others, 2003). Secondary magnetite occurs as disseminated magnetite grains formed as a result of serpentinization of olivine.  Primary magnetite is present in all igneous rocks of the Union Bay complex and may be divided into four types on the basis of textural relationships with the rocks:

1)

fine-grained euhedral magnetite constituting minor amounts of the dunite core.

2)

regular, closely-spaced parallel bands in hornblendite and pyroxenite.

3)

large, irregular clots and discontinuous veins up to several feet long in wehrlite and pyroxenite.

4)

disseminated fine- to coarse-grained anhedral to euhedral magnetite interstitial to diopside in clinopyroxenite and hornblende pyroxenite and commonly evenly distributed throughout the rock.

Rocks with type 1 magnetite were observed in the dunite core near Dunite Peak.  Samples containing this type of magnetite do not normally contain significant amounts of PGE.  Types 2 magnetite where found mostly in pyroxenite and hornblende pyroxenite in the Mt Burnett South area.  Type 3 magnetite was found within wehrlite of the North Zone, Jaguar, Lexus, Mt. Burnett North, Chevelle, and Continental zones and have returned multi-gram Pt + Pd values from all of these zones.  Type 4 magnetite is most abundant over the western end of the Union Bay project area and occurs most commonly in pyroxenite and hornblende pyroxenite units which host the iron-ore resources outlined by Columbia Iron (Maas and others, 1995).

Exploration

A summary of the significant exploration findings from each of the major mineralized zones explored in 2000 through 2003 follows.  Unless otherwise noted, these summaries were excerpted from Avalon, 2000, Avalon, 2001 and Avalon, 2003

North Zone: The North zone was discovered during reconnaissance rock sampling conducted in 2000 (Avalon, 2000).  Initial rock and saw channel sampling completed in 2001 suggests PGE mineralization is contemporaneous with late stage magnetite veins, clots and disseminations hosted primarily by wehrlite, pyroxenite and olivine pyroxenite.  Disseminated magnetite occurs locally within the pyroxenite as well. Magnetite in the late dunite (centered around hill 2535) appears mostly in irregular veins and lenses of 0.5 to 30 cm wide Variable amounts of disseminated magnetite (up to 20%) also occurs throughout the gabbro located on top of hill 2310.  Samples collected during 2001 returned values up to 18,397 ppb Pt + Pd

Initial fieldwork in 2001 was concentrated around high grade samples from the North zone.  Rock grab sample value ranged up 17,910 ppb Pt + Pd (Table 3).  A total of 10 samples from channels 1, 3 and 4 had values higher than 100 ppb Pt + Pd with two contiguous samples from channel 1 returning values of 10,872 and 4,927 ppb Pt + Pd A detailed map of the North zone was completed during 2001 fieldwork. Limited surface sampling was completed on the North zone in 2003 however, mapping conducted in 2003 clarified the relationships between rock types.

Jaguar Zone

The Jaguar zone is located 400 meters southwest of the North Zone on the same ridge The zone was discovered in 2001 during reconnaissance mapping and sampling.  Follow-up saw channel sampling and diamond drilling were conducted in 2003.

Continental Zone: The Continental zone was discovered during claim staking in March 2003.  A grab sample collected during this work returned 595 ppb Pt and prompted follow-up fieldwork conducted in June, July and September 2003.  The Continental zone is located on the western end of the Union Bay complex on a mesa at an elevation of 2000 feet.  Host rocks at Continental are composed of variable proportions of wehrlite and clinopyroxenite. This newly discovered prospect has significantly changed the exploration thinking at Union Bay.  Since its discovery it has become clear that the mixed wehrlite and clinopyroxenite rock type is a favorable magmatic host for high grade PGE mineralization.

Chevelle: The Chevelle zone was discovered in 2003 approximately mid-way between the Continental zone and the Mt. Burnett zone along a relatively flat lying mesa underlain by mixed wehrlite and clinopyroxenite. Sampling at Chevelle was conducted along a cliff face with a vertical exposure of approximately 100 feet.  Magnetite occurs in fairly continuous bands/veins that appear to be tabular in nature and reflect the orientation of the olivine-rich host rock.  The orientation of the layering is consistent with the layering in Continental, but the high angle Eden fault is located between the Chevelle and Continental zones and relative motion along this structure is unkno

Cannery Creek: Maps published by Ruckmick and Noble (1959) indicated the presence of sulfides along the beach north of Cannery Creek Initial work conducted in this area in 2003 revealed the presence of clinopyroxenite, hornblendite, hornblende clinopyroxenite and gabbro on the north side of Cannery Creek and phyllite on the south side of the creek.  Sulfides (pyrrhotite, chalcopyrite, pyrite) are observed north of Cannery Creek in heterolithic breccias containing hornblende clinopyroxenite and clinopyroxenite extending from the beach into the hills to the east.  Sulfide bearing rocks extend up a waterfall approximately 110 meters up Cannery Creek and over 300 meters into the hills north and east of the beach.

Lexus Zone: The Lexus zone was discovered in float samples collected in 2001 and was slated for channel sampling and possible drilling in 2003.  A total of 30 rock samples and 84 shovel soil samples were collected in the Lexus zone in 2003. Prospecting completed after receipt of soil results failed to discover an obvious bedrock cause for the higher soil Pt values.  As a result of these inconclusive results, no additional work was completed at Lexus in 2003.

Mt. Burnett North: Based on observations from mapping and sampling in 2003 the Mt. Burnett North zone has been broken out of the old Mt. Burnett zone discovered in 2001 Additional sampling, particularly on the slopes to the north of the ridge, will be required to determine the significance of mineralization at Mt. Burnett North and it relationship, if any, to PGE mineralization in similar rocks at Continental and Chevelle.

Mt. Burnett South/Cobra West zones: Exploration conducted in 2003 has confirmed that Mt. Burnett North and Mt. Burnett South are separated from each other by the Sandy fault, a high angle west-northwest trending structure marked by a 20-40 meter wide zone of fine sandy material (fault gouge) with rare magnetite and clinopyroxenite cobbles.  The Cobra West zone, first outlined by PGE-bearing magnetite float boulders in 2001 (Avalon, 2001), is thought to be part of the same structural block and is now included in the Mt. Burnett South zone.  Rock samples collected in 2001 from the Sandy fault returned Pt + Pd values up to 11.5 gpt which prompted the drilling conducted in that area in September 2001.  Follow-up rock sampling in 2003 returned values up to 2,360 ppb Pt plus 152 ppb Pd

East Cobra: The East Cobra zone is located approximately 0.5 km southwest of the Lexus zone and also was discovered in 2001 .  A total of 15 grab rock samples were taken at East Cobra.  This zone occurs on a cliff so sampling was limited to areas that could be reached from the base and along ledges.  All the mineralized samples are associated with magnetite veins and pods in clinopyroxenite to olivine pyroxenite

Black Bear Creek: Twenty stream sediment samples were collected from small streams draining into Black Bear Creek from the south side of South Mt. .  Analytical results for these samples returned values up to 92 ppb Pt with uniformly low Pd values (<3 ppb).  Copper values were anomalously high, averaging 58 ppm and reaching a high of 101 ppm.  These copper values are in contrast to the universally low copper values in pan concentrates collected in 2001 from the streams draining the predominantly ultramafic hosted North, Jaguar and Lexus zones (average 10 ppm, maximum 41 ppm).

Mineralization

Clark and Greenwood (1972) conducted PGE analyses on 50 pyroxenite and dunite rock samples from the Union Bay complex.  Results from these samples ranged up to 1.60 ppm Pt, 0.20 ppm Pd, 0.06 ppm Rh and 0.22 ppm Ir.  A magnetic and a non-magnetic fraction were extracted from one of these samples and analyzed for Pt content.  Results from this sampling showed 30 ppm Pt from the magnetic fraction and 0.040 ppm Pt from the olivine fraction, indicating a strong partitioning of Pt in the magnetic fraction.  Pan concentrate and stream sediment samples collected by the USBM (Maas and others, 1995) and during the 2001 field program (Avalon, 2001) show that high chromite-bearing stream sediment samples immediately below the dunite core did not contain significant PGE mineralization whereas pan concentrates collected from streams draining magnetite-rich wehrlite and pyroxenite returned Pt values up to 19.44 ppm.

The USBM conducted electron microprobe analysis of PGM species in crushed separates from two of their pan concentrate samples (Maas and others, 1995).  Mineral species identified include PtFe alloy, native osmium, osmium-iridium and hollingworthite (RhAsS). Minor pyrite, chalcopyrite, pyrrhotite, and marcasite occur around the periphery of the ultramafic body (Ruckmick and Noble, 1959).  Most of the sulfides are within heterolithic breccias composed primarily of olivine pyroxenite however minor concentrations occur locally in saussuritized gabbro (2003 Exploration).  Some of the sulfide minerals are intimately associated with magnetite.  The only other sulfides recognized in the area are associated with felsic intrusive rocks of the Alaskite Nose prospect at Vixen Inlet.

Following the 2000 field season limited scanning electron microscope (SEM) and electron microprobe analyses were conducted on North zone samples (King, 2000).  This work indicated the PtFe alloy grains ranged in size from 10 to 30 microns and were hosted primarily in magnetite.  Associated minor mineral phases included chalcopyrite, bornite, pentlandite, sperrylite(?) and chromite.  Palladium was noted in some samples and was associated with antimony, copper, iron and tin.  Subsequent microprobe work completed at Brussels University revealed that Pt was associated with a distinctive chromian titanomagnetite containing about 15 weight percent Cr2O3 (Jedwab, 2001).  Pure magnetite (no Cr) did not contain PGMs. Minerals observed under the microprobe included PtFe and PtSb alloys. As in the SEM study, most of the PGMs occur at grain interfaces within magnetite. Only OsS2 and Pt-Ir alloy were found within Ca-Fe-Mg silicate (pyroxenite?) phases.  Microprobe analyses from one sample also indicated that PGMs were concentrated in 14 separate horizons within a 10 mm band of magnetite.  Gold without PGMs occurred within two horizons in this same 10 mm section.

Master’s thesis research conducted on the Union Bay project in 2001-2003 indicates that PGE mineralization is hosted in magnetite veins and pods which cut magmatic layering and have an irregular morphology at both the outcrop and thin section scale (Van Treeck, 2004).  Fe-Ti oxide geothermometry suggests that this mineralization took place between ~700-400°C.  Ilmenite and Mg-Al spinel exsolution decrease with temperature.  Magnetite veins with a formation temperature of <575oC are surrounded by an alteration envelope of hydrous silicates that vary with temperature and contain appreciable amounts of chlorine.  Conclusions drawn from this work suggest interaction of a PGE-Fe-Cl rich fluid with clinopyroxene which resulted in increased fluid pH and decreased PGE and Fe solubility.  The result was deposition of PGE-enriched magnetite within clinopyroxenite and wehrlite or at the contact between wehrlite and clinopyroxenite.

A limited number of 6 element nickel-sulfide PGE analyses were completed on samples collected in 2000 and 2001 (Avalon, 2003). These samples indicate that PGE mineralization at Union Bay is significantly depleted in Ir relative to chondrite normalized Ir values from other Ural Alaska type complexes around the world (Van Treeck, written comm., 2003).  Given that Ir is relatively immobile during hydrothermal alteration processes, the depleted IR values at Union Bay suggest PGEs were not deposited in a magmatic setting but rather were concentrated during a later hydrothermal event.

Drilling

Drilling Summary: Prior to the drilling conducted by Quaterra in September 2001 there had been no previous drilling conducted on the Union Bay property. The 2001 diamond core drilling program at Union Bay consisted of 4 NQ drill holes totaling 1,168.2 feet (356 meters).  Two holes were drilled at the North Zone and two holes on Mt Burnett South. All 2001 drilling was conducted by Layne Drilling using an LF-71 diamond drill.

The 2003 diamond core drilling program at Union Bay consisted of 11 NQ2drill holes totaling 4,490 feet (1,368 meters).  Of this total, 3,086 feet (941 meters) of drilling was completed in 8 holes at the North zone while the remaining 1,404 feet (427 meters) of drilling was completed in three holes at the Jaguar zone (Table 12). All 2003 drilling was conducted by Connors Drilling using a modified Longyear 38 diamond drill.

North Zone Conclusions: based on the results of the eight drill holes completed at North zone in 2003 the following conclusions are warranted:

1.

Although 2001 drilling suggested continuity of PGE-bearing magnetite with depth, additional drilling suggests PGE mineralization in the North zone is discontinuous and unpredictable.

2.

High grade intercepts do not exhibit megascopic characteristics that separate them from non mineralized intercepts.

3.

The northern holes at the North zone exhibit reasonably consistent lithologic changes down-hole.  Holes UB01-01, UB01-02 and UB03-01 through UB03-06 all collar in wehrlite and are dominated by this lithology, with minor intervals of clinopyroxenite and mixed wehrlite clinopyroxenite to a depth of about 250 feet. Below this level, lithologies are primarily clinopyroxenite and mixed wehrlite clinopyroxenite with minor wehrlite.

4.

With one exception (1,005 ppb at 382.7-386 feet in hole UB03-06) significant Pt intercepts occur in the wehrlite-rich rocks.

5.

There does not appear to be any correlation between PGE grades and the intensity of late diopside veins or diopside replacement alteration.

6.

The presence of the clinopyroxenite below the mixed wehrlite clinopyroxenite and clinopyroxenite veins of the North zone indicates that the coarse grained clinopyroxenite may be the most altered of the rock type encountered in drilling.

7.

A majority of the North zone drill core has Pt values that are below detection limit.  Background concentrations of Pt in the ultramafic rocks of the complex range from 5-35 ppb Pt.  The lack of Pt combined with the replacement textures in both core and outcrop implies that there has been Pt depletion in the North zone and that the PGE have been remobilized to a peripheral area of the system.

8.

High grade Pt intercepts in the North zone may be either remnants of original mineralization or the start of precipitation of the remobilized PGE.  In support of the second hypothesis there is a crude 315° trend in drill holes with Pt values increasing from southeast to northwest.  This trend is not perfectly linear and there appears to be offset between the first 6 North zone holes and holes UB03-07 and UB03-08, possibly along an east-west trending structure separating the two.

9.

The southern two holes (UB03-07 and UB03-08) do not follow the same lithologic correlations as the northern six holes.  Although wehrlite is present in the tops of holes UB03-07 and UB03-08

, clinopyroxenite and mixed Px/Wh dominate the bottom half of each hole.  The significant Pt intercept in hole UB03-07 (851 ppb, 122-124 feet) occurs near a contact between mixed Px/Wh and wehrlite.  The lithologic differences between the upper and lower holes at the North zone supports the hypothesis of an east-west structural break between the two areas.

If further drilling in the North zone is conducted then it should be located further north and west of the present collar locations.  New holes should be drilled to the north from the northwestern extension of the ridge, as well as from the valley below.

Jaguar Zone Drill Hole Summaries: Initial drilling at Jaguar was completed in 2003

Jaguar Conclusions:  Based on the results of the three drill holes completed at Jaguar zone in 2003 the following conclusions are warranted:

1.

Drilling in the Jaguar zone identified the contact between mixed wehrlite – clinopyroxenite and more massive clinopyroxenite and PGE mineralization appears to be associated with this contact.

2.

Mixed Px/Wh zones appear to be the most favorable host for PGE mineralization.

3.

Lithologic patterns seen in holes UB03-09, UB03-10, and UB03-11 suggest that pyroxenite dominated rocks on the east grade into wehrlite and mixed Px/Wh lithologies to the west and at increasing depth.

4.

Pyroxenite intercepted near the bottom of hole UB03-11 is located north of the trace of hole UB03-09 and suggests the contact between mixed Px/Wh and clinopyroxenite is sub-parallel to the drill plane.

5.

Based on the geometry of the drill holes the contact between clinopyroxenite and wehrlite is sub-vertical while the contact between wehrlite and mixed Px/Wh appears to be dipping to the west and possibly pinching out to the east where it intersects hole UB03-10 at about 290 to 310 feet down hole.

6.

Significant PGE intercepts occur in all three holes with the most persistent PGE anomalies occurring in hole UB03-11 from 200 to 602 feet (TD).

7.

Extensive phlogopite – magnetite – diopside alteration observed in hole UB0309 (180 to 390 feet down hole) did not return significant PGE values suggesting this alteration style is not a reliable guide to elevated PGE mineralization.

The extremely low PGE values in pyroxenites and to a lesser degree in wehrlites could imply that the PGEs have been scavenged from these rocks.  If the same PGE remobilization front that is hypothesized for the North zone also affected the Jaguar zone, then future drilling should be concentrated to the northwest of 2003 drill collars.

Mt. Burnett Drill Hole Summaries: Initial drilling at Mt. Burnett was completed in 2001. One vertical hole (UB01-03) and one north directed angle hole (UB01-04) were completed fron the same drill pad to test what subsequent work has shown to be the Mt. Burnett South sone near the collar and the Mt. Burnett North zone in the bottom of hole UB01-04.

Mt. Burnett Conclusions:  Based on the results of the two drill holes completed at Mt. Burnett in 2001 the following conclusions are warranted:

1.

Three distinctive rock units were observed in drilling that correlate well with surface mapped rock type: 1) UB1 horizon is a mixed Px-Wh rock unit containing elevated Pt:Pd ratios and lacking significant hornblende; 2) Sandy fault is a granular-weathering fault zone containing elevated phlogopite and biotite micas along with dismembered blocks of PGE-bearing magnetite, and; 3) UB2 horizon hosted by magnetite-rich hornblende pyroxenite with abundant massive to disseminated magnetite and Pt:Pd ratios near parity.

2.

The UB1 horizon at Mt. Burnett is correlative with PGE-enriched magnetite-bearing Px-Wh rock discovered at Chevelle and Continental in 2003.

3.

Extensive phlogopite – magnetite alteration observed in hole UB01-03 did not return significant PGE values suggesting this alteration style is not a reliable guide to elevated PGE mineralization.

4.

Massive magnetite pods and veins intercepted in U01-03 do not contain significant PGE mineralization, an observation supported my more extensive surface saw channel sampling completed in 2003.

Sample Preparation and Analysis

Following discovery of elevated PGE values in magnetite-bearing rocks on 2000, subsequent reconnaissance grab rock sampling was conducted with emphasis on magnetite bearing rocks.  More reliable sampling was initiated in 2001 with hand-held saw channel sampling in 4 channels at the North zone and expanded to the Jaguar, Mt. Burnett and Continental zones in 2003 These channels were sampled at intervals varying between 30 and 100 centimeters.  In 2001 pan concentrate samples were collected from the six major north-south creeks crossing the property as well as from Cannery Creek and Auger soil samples were taken in the flat area north of the North Zone to evaluate the placer potential of the area.  A test shovel soil grid was completed the Jaguar zone in 2001 and a second was placed over the Lexus zone in 2003.  The North, Jaguar and Mt Burnett targets were diamond drilled in 2001 and 2003.  Limited zoning samples collected at Continental, North and Jaguar zones in 2003 and were spaced at nominal 25 meter centers and were designed to be collected on set coordinates without regard to rock type, alteration or other geologic parameters.  These samples were collected to test whether PGE depletion haloes exist on these prospects.

Sample description data for all rock samples were collected in field and then transferred to the camp computer on a regular basis.  GPS coordinates were taken at each site and downloaded to the project computer for inclusion in GIS databases.  All field data was then summarized and included in the existing project databases.   Except for the zoning samples, all rock samples were accompanied by a lithology sample that was retained for reference purposes.

Channel sampling was conducted at the North zone in 2001 and at the Jaguar, Mt. Burnett and Continental zones in 2003.  Channels were cut using a 14 inch Partner rock saw powered by a portable gasoline engine and supplied with water from surrounding ponds and creeks.  Channels were cut in two parallel cuts spaced about 10 cm apart.  Individual samples were then selected and cross-cuts at right angles were made at sample boundaries to insure precise extraction of individual samples.  Standard sample width was 1 meter but varied according to outcrop geometry and geologic parameters.  Saw channel samples were then bagged and treated in the same manner as rock and core samples.  The start and finish of each channel line was marked with GPS points while sample widths were measured directly using a metric tape measure to insure accurate sample width information for inclusion in geochemical and GIS databases.

Core samples were selected using geological parameters derived from detailed core logging done on-site.  Once core logging was completed and sample intervals marked for cutting, digital photos were taken of each box of core and saved in a digital library for future reference purposes.  Core was then cut using a gasoline powered 14 inch rock saw located near the core logging facility.  Pertinent details were then input into the project database.

Stream sediment samples were collected in the South Mt. area in 2003 and consisted of 500 gram samples collected from the high energy environment of individual streams.  The extreme gradient of the South Mt. streams and the high rainfall rate in this part of Alaska made collection of samples difficult due to repeated flushing of the drainages.  Sample material was stored in water-tight Ziploc bags which were in turn enclosed in a canvas outer bag to prevent seepage and spillage during shipment.  All sample sites were tied to hand-held GPS coordinates and included in the project database.

All soil samples collected in 2001 and 2003 were taken with shovels at top of bedrock.  Thin soils cover most of the uplands in the project area however, discontinuous glacial outwash and morainal deposits occur at lower elevations on the project making consistent collection of samples at the bedrock interface critical to reliable geochemical results. Approximately 500 grams of soil was collected at each sample site and stored in water-tight Ziploc bags which were in turn enclosed in a canvas outer bag to prevent seepage and spillage during shipment.  All sample sites were tied to hand-held GPS coordinates and included in the project database.

All rock samples collected during the 2000 and 2001 field programs were marked in the field using hand-held GPS units.  Sample location data and field notes were entered into an on-site computer on a regular basis and copied to CD for archival and back-up security purposes.  Each grab rock sample collected for geochemical analysis was accompanied by a separate hand sample retained by Avalon for reference purposes.  In 2001 samples destined for geochemical analysis were placed in double nylon shipping sacks and sent via Alaska Airlines air freight to Fairbanks.  Avalon Development’s expediter collected the samples at Alaska Airlines and once Avalon Development inspected the sample shipping containers and the samples within the containers, all samples were picked up at Avalon’s secured warehouse by representatives of Bondar–Clegg Ltd. of Fairbanks.  Samples were then crushed at Bondar Clegg’s Fairbanks preparation facility to 80% passing 10 mesh and then pulverized to +95% passing –150 mesh. Sample rejects were retained in Fairbanks and returned to Avalon Development.  Sample pulps were shipped by Bondar Clegg via air freight to their main analytical facility in North Vancouver, British Colombia.  All samples were analyzed for Pt + Pd + Au by 30 gram lead collection fire assay techniques with an inductively coupled plasma (ICP) finish.  In addition, each sample was analyzed for a suite of 36 trace elements using a two acid digestion procedure followed by ICP techniques with an atomic emission spectrographic finish. Pulps were retained by Bondar Clegg until year end at which point they were shipped via air freight to Fairbanks.  The pulps and rejects are stored in Avalon Development’s secured warehouse in Fairbanks.

All sample preparation and geochemical analyses conducted for the Union Bay project in 2003 were completed by ALS Chemex in Vancouver, British Columbia.  Each reconnaissance rock sample collected for geochemical analysis was accompanied by a separate hand sample retained by Avalon for reference purposes.  One-half of the diamond drill core was retained for future use while the other half was shipped for analysis.

The entirety of each rock, channel and core sample collected  2003 was crushed to 70% passing 2 millimeter (10 mesh) and a 250 gram split was taken and pulverized to +85% passing 75 microns (200 mesh).  All samples were analyzed for Pt + Pd + Au by 30 gram lead collection fire assay techniques with an inductively coupled plasma (ICP) finish.  In addition, each sample was analyzed for a suite of 27 trace elements using a four acid digestion procedure followed by ICP techniques with an atomic emission spectrographic finish. Fire assay and ICP processes were adjusted by ALS Chemex to account for the high concentrations of iron, magnesium, and chromium associated with ultramafic rocks.  Pulps and rejects were retained in Vancouver during the field season and will be returned to Pacific North West Capital’s Vancouver warehouse for permanent storage at the end of the year.

The entirety of each stream sediment and soil sample was dried, sieved through a 180 micron (80 mesh) screen and pulverized to +85% passing 75 microns (200 mesh).  All samples were analyzed for Pt + Pd + Au by 30 gram lead collection fire assay techniques with an inductively coupled plasma (ICP) finish.  In addition each sample was analyzed for a suite of 27 trace elements using a four acid digestion procedure followed by ICP techniques with an atomic emission spectrographic finish. Pulps and +180 micron fraction were retained in Vancouver and will be returned to Pacific North West Capital’s Vancouver warehouse for permanent storage at the end of the year.

All geochemical data completed in 2001 and 2003 were transmitted electronically by Bondar Clegg and ALS Chemex to Avalon’s Fairbanks office for verification and archiving.  Hard copies of each analytical certificate were delivered to Avalon with invoices.  At year-end in 2003 portable document file (pdf) digital data was sent to Avalon for permanent digital storage of each certificate issued to the Union Bay project in 2003.  Avalon’s digital data are backed up on a weekly basis with archived tape back ups stored off-site in a fire-proof safe.

Security of Samples

All rock samples collected during the 2000 and 2001 field programs were marked in the field using hand-held GPS units.  Sample location data and field notes were entered into an on-site computer on a regular basis and copied to CD for archival and back-up security purposes.  Each grab rock sample collected for geochemical analysis was accompanied by a separate hand sample retained by Avalon for reference purposes.  In 2001 samples destined for eochemical analysis were placed in double nylon shipping sacks and sent via Alaska Airlines air freight to Fairbanks.  Avalon Development’s expediter collected the samples at Alaska Airlines and once Avalon Development inspected the sample shipping containers and the samples within the containers, all samples were picked up at Avalon’s secured warehouse by representatives of Bondar–Clegg Ltd. of Fairbanks.  Samples were then crushed at Bondar Clegg’s Fairbanks preparation facility to 80% passing 10 mesh and then pulverized to +95% passing –150 mesh. Sample rejects were retained in Fairbanks and returned to Avalon Development.  Sample pulps were shipped by Bondar Clegg via air freight to their main analytical facility in North Vancouver, British Colombia.  All samples were analyzed for Pt + Pd + Au by 30 gram lead collection fire assay techniques with an inductively coupled plasma (ICP) finish.  In addition, each sample was analyzed for a suite of 36 trace elements using a two acid digestion procedure followed by ICP techniques with an atomic emission spectrographic finish. Pulps were retained by Bondar Clegg until year end at which point they were shipped via air freight to Fairbanks.  The pulps and rejects are stored in Avalon Development’s secured warehouse in Fairbanks.

All sample preparation and geochemical analyses conducted for the Union Bay project in 2003 were completed by ALS Chemex in Vancouver, British Columbia.  Each reconnaissance rock sample collected for geochemical analysis was accompanied by a separate hand sample retained by Avalon for reference purposes.  One-half of the diamond drill core was retained for future use while the other half was shipped for analysis.

The entirety of each rock, channel and core sample collected 2003 was crushed to 70% passing 2 millimeter (10 mesh) and a 250 gram split was taken and pulverized to +85% passing 75 microns (200 mesh).  All samples were analyzed for Pt + Pd + Au by 30 gram lead collection fire assay techniques with an inductively coupled plasma (ICP) finish.  In addition, each sample was analyzed for a suite of 27 trace elements using a four acid digestion procedure followed by ICP techniques with an atomic emission spectrographic finish. Fire assay and ICP processes were adjusted by ALS Chemex to account for the high concentrations of iron, magnesium, and chromium associated with ultramafic rocks.  Pulps and rejects were retained in Vancouver during the field season and will be returned to Pacific North West Capital’s Vancouver warehouse for permanent storage at the end of the year.

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

Exploration and Development

Based on field, laboratory and literature studies completed to date, the following recommendations for future work are warranted at Union Bay:

1.

Acquire digital elevation model data over the project area to allow construction of accurate topographic and shaded relief maps with contour intervals down to 3 meters. Current USGS DEM data are accurate only to 30 meters, far too coarse for prospect scale work at Continental, Chevelle, North, Jaguar and Cannery Creek zones.  Unless this task can be completed from existing photogrammetric, radar or LIDAR databases, it will require airborne collection of the data prior to commencement of field activities. Depending on the method used to complete this work, the estimated cost of this work is $25-75,000.

2.

A low level, closely spaced airborne magnetic gradiometer and multi-channel electromagnetic survey should be flown over the Union Bay property to identify new areas containing high quantities of magnetite and/or sulfide that do not outcrop or that could not be investigated due to steep terrain in some areas.  This program should be conducted in March or April to allow reduction and interpretation of the data prior to commencement of field activities. The estimated cost of this work is $120,000.

3.

Following completion of airborne geophysical surveys, reconnaissance-scale mapping, rock and saw channel sampling and zoning sampling should be conducted to the south, west and north of the Continental zone, at Chevelle, on the north side of Mt. Burnett and in the area north and west of the North and Jaguar zones to determine the extent and PGE content of the mixed pyroxenite – wehrlite package.  This program should be conducted from an on-site base camp in April - May to insure that collection, analysis and interpretation of rock sampling data are completed prior to commencement of additional drilling. The estimated cost of this work is $100,000.

4.

Drilling should be conducted on the Continental zone following completion of airborne geophysical surveys and reconnaissance ground surveys to determine the geometry and grade of mineralization discovered in 2003.  Drilling should be concentrated on east-west lines with both vertical and west-directed angle holes to test all of the structural blocks mapped in this area of the project. This program should commence in mid-June and will be supported from the Vixen Harbor base camp with full time helicopter support. The estimated cost of this work is $1,300,000.

5.

Grid-controlled soil and rock sampling should be conducted over the Cannery Creek prospect following completion of airborne geophysical surveys.  Consideration should also be given to ground electromagnetic and possible gravity geophysics.  This program should commence after mid-June and will be supported from the Vixen Harbor base camp with helicopter support.  The estimated cost of this work is $25,000.

Reconnaissance-scale mapping and geochemical sampling should be extended to other parts of the property not previously investigated. Refinement of exploration target areas may be possible with the aid of airborne magnetic and EM data.  This program should commence after mid-June and will be supported from the Vixen Harbor base camp with helicopter support.  The estimated cost of this work is $25,000.

4.

Rainbow Hill Property, Alaska, USA

Property Title

The Company may earn up to a 65% interest in the Rainbow Hill Project from CanAlaska Ventures Ltd, a company with directors in common.  To acquire 50% from the company, Freegold must, at its option, do the following:

	Issue Shares	Cash Payments	Incur Exploration Expenditures
Upon execution of the agreement	-	$10,000	$-
Within 5 days of regulatory approval	50,000	-	-
On or before 31 December 2003	-	20,000	10,000
On or before one year from regulatory approval	50,000	-	-
On or before 31 December 2004	-	30,000	150,000
On or before two years from regulatory approval	50,000	-	-
On or before 31 December 2005	-	50,000	250,000
On or before three years from regulatory approval	50,000	-	-
On or before 31 December 2006	-	50,000	450,000
On or before four years from regulatory approval	50,000	-	-
On or before31 December 2007	-	-	550,000
On or before five years from regulatory approval	50,000	-	-
On or before31 December 2008	-	-	590,000
	300,000	$160,000	$2,000,000

Freegold is also responsible for the annual rents due on the property.  Once vested, Freegold can increase its interest to 60% by completing a feasibility study within two years.  An additional 5%, up to 65%, can be earned by commencing commercial production two years after a positive feasibility study.  In the event that a bankable feasibility study indicates an internal rate of return in excess of 15%, Freegold will be required to make cash payments of $250,000 per year for each year the project is not put into commercial production.   The Agreement is subject to regulatory approval.

Liberty Bell

The Company acquired by staking 48 one hundred and sixty acre mining claims plus 46 forty acre state mining claims in the Bonnifeld Mining District, Nenana Recording District, Alaska.

5.

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

(iv)

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

(i)

US$24,000 per year, US$6,000 of which is payable on or before March 20th of each year, and the remaining US$18,000 of which is to be accumulated for payment upon the commencement of commercial production on that portion of the Almaden Property acquired from one of the Underlying Owners pursuant to a mining lease dated March 20, 1979, as amended February 23, 1982; and

(ii)

rent to the Chrestesens in the amount of US$4.00 per month for each acre then constituting part of those claims comprising part of the Almaden Property acquired from the Chrestesens pursuant to a mining lease dated March 17, 1981, as amended December 1, 1990 and renewed January 29th, 2002.  This portion of the Almaden Property is comprised of approximately 640 acres.

The Property is a subject to a production royalty of 4% of net returns and a 1% NSR if the price of gold is less than US $425 per ounce and 2% if the average price of gold is equal to or greater than US $425 per ounce.

Freegold Ventures Limited purchased the remaining 40% of the Almaden Project for 2 million shares in 2001, and now owns 100% of the Almaden Project subject to the underlying agreements and royalties.

117°
Crane
Crane Cr. Reservoir
Scott Cr.
Jenkins Cr.
Mann Cr.
Crane Cr.
Creek
Gross
Eaton
WEISER
Wilburus
Weiser River
ALMADEN PROJECT
Squaw
N
RIVER
French
Little Willow Cr.
Creek
Pinehurst
PAYETTE
Willow
44°
Fruitland
44°
Sweet
Gardenia
New Plymouth
SNAKE
PAYETTE
Montour
RIVER
Letha
EMMETT
Pearl
Parma
Roswell
Notus
Middleton
Dry Creek
BOISE
Star
Eagle
Wilder
CALDWELL
Greenleaf
RIVER
BOISE
Homedale
Ustick
Huston
Meridian
Deer Flat Reservoir
NAMPA
Marsing
Jump Creek
Hubbard Reservoir
Kuna
Bowmont
117°
4 2 0 4 8
SCALE IN MILES

GENERAL LOCATION MAP

Property Description and Location

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

Accessibility, Climate, Local Resources, Infrastructure and Physiography

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

Previous holders of the Almaden Property have done differing amounts of geological work. C.P. Ross of the US Geological Survey provided a detailed description of the mercury deposits in 1956. Orocon Resources recognized the hot spring nature of the deposit in the 1980s and described the overall elements of the geology. This included detailed geological mapping and recompiling all of the drill hole data. Neither Orocon nor Amax appeared to have prepared detailed geological cross sections of the deposit.

Geological Setting

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

6.

Sudbury Mining District, Ontario, Canada

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

The Original Property Option Agreement for PGM A called for $115,000 worth of exploration expenditures in 2001, the Option Agreement was renegotiated and exploration expenditures were reduced to $50,000 and the cash payments due under the original agreement were renegotiated.  The Company issued a cheque in the amount of $10,000 on March 6th, 2001 to maintain the Option in good standing. The Company had until August 31st, 2001 to elect to continue with the Option. The Company elected to maintain the option; however several of the claims were turned back to the Vendors. The Company will incur $50,000 worth of exploration expenditures on the Property and pay the Vendors an additional $10,000 on August 31st, 2001 (made). The Property payments now total $20,000 per year until 2003 and the shares issuance totals 300,000 shares, of which 300,000 have been issued.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The following discussion and analysis should be read in conjunction with the Company’s consolidated audited financial statements and related notes thereto included herein. The Company’s financial statements have been prepared in accordance with Canadian GAAP.  Reference should be made to Note 11 to the financial statements for a discussion of the material differences from the amounts presented in Canadian GAAP to US GAAP.

The Company is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.

The Company’s accounting policy is to capitalize all costs relating to the acquisition, exploration and development on an individual property basis until such time as the property is put into production or the property is disposed of either through sale or abandonment. The costs capitalized for mineral properties are reviewed on a property-by-property basis to consider if there is any impairment on the subject property.  As at December 31, 2003, the Company has capitalized cumulatively $6,910,017 on the acquisition and exploration of its mineral property interest.

Fiscal Year Ended December 31, 2003 compared to Fiscal year Ended December 31, 2002

Results of Operations

The fiscal year ended December 31, 2003 resulted in a net loss of $1,177,923 which compares with a loss of $788,001 for the same period in 2002. During 2003 a mineral property write-down of $18,717 was recorded as certain general exploration and property examination costs in Alaska were written off.  General and administrative expenses for the year ended December 31, 2003 were $1,253,591 an increase of $534,021 over the same period in 2002. Consulting fees of $558,931 were recorded which included $261,350 in stock compensation expense. The Company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on of after 1 January 2003. As encouraged by CICA Handbook Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to both non-employees and employees for the fiscal year beginning 1 January 2003.  The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees. The fair value of stock options, that vested, using the Black-Scholes Option Pricing Model was $261,350. Travel costs of $97,152 were incurred, an increase of $36,280 over the previous period while all other general and administrative costs were relatively the same when compared to the previous year. During the year, the Company signed a two-year vehicle operating lease agreement with current year costs of  $17,098 and future lease obligations of $13,369. A $66,591 capital gain was realized on the sale of investments as compared to $49,534 over the same period in 2002.

During the year ended December 31, 2003, the Company incurred mineral property deferred exploration costs of $320,675. Of this, $21,551 relates to the minimum holding costs of the Almaden project in Idaho, $233,748 was spent on the Golden Summit project in Alaska, $33,220 was spent on the Union Bay project in Alaska and $32,156 was spent on the Rob project in Alaska. Mineral property acquisition costs of $559,264 were also incurred which included $336,000 for the issuance of 800,000 company shares and $223,264 in cash payments. The Company also received option payments of $40,000 in cash and $17,100 in shares.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $160,874 for the year ended December 31, 2003, an increase of $93,425 over the same period in 2002.

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

B.

Liquidity and Capital Resources

Fiscal Year Ended December 31, 2003 compared to Fiscal Year Ended December 31, 2002

At December 31, 2003, the Company’s working capital, defined as current assets less current liabilities, was $2,762,842 compared with working capital of $123,851 at December 31, 2002. During the year ended December 31, 2003, the Company issued 10,674,097 special warrants and/or units through private placements for gross proceed of $4,975,710. Of this, 1,190,476 units for gross proceeds of $750,000 were issued under the Flow-through program.  This amount must be spent before December 31, 2004 on qualified Canadian mineral exploration, and is not included in working capital because it is classified as restricted cash on the balance sheet.  During the year, 250,839 warrants and options were exercised for gross proceeds of $117,028.

The Company has a portfolio of investments with a book value of $176,479 and a market value of $464,608 as at December 31, 2003. The main investments consist of 350,400 shares of Pacific North West Capital Corp. and 312,400 shares of CanAlaska Ventures Ltd.  These companies have certain directors in common. These amounts are included in the above working capital.

During the year ended December 31, 2003, 800,000 shares of the Company were issued for a value of $336,000 for mineral properties.  The Company has total issued and outstanding of 26,266,705 shares at December 31, 2003.

With estimated General and Administrative expenses of $50,000/month, $600,000 will be incurred over the next 12 months.  The Company believes that it has sufficient working capital to cover its annual General and Administrative expenses.  Any proposed exploration work programs will have to be funded through existing working capital, joint ventures, raising new capital or by selling its marketable securities currently valued at $464,608.

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

Freegold’s working capital deficiency at December 31, 2001 was $35,489.  Subsequent to the year ended December 31, 2001, the company completed a private placement of 1,200,000 units at a price of $0.28 per unit for gross proceeds of $336,000.

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

The significant difference between Canadian and U.S. GAAP on the consolidated financial statements for the twelve months ended December 31, 2003 are as follows:

U.S. GAAP requires that mineral property acquisition costs and deferred exploration expenditures be written off as incurred, or until economically recoverable proven and probable reserves are identified, as which time further costs incurred may be deferred.  Mineral acquisition costs and deferred exploration expenditures during the 2003 year requires an adjustment of $822,840 to the loss reported under Canadian GAAP.

The loss under Canadian GAAP for the 2003 year was $1,177,923.  After adding mineral costs adjustment of $822,840, and a foreign exchange adjustment of $22,377, a loss under U.S. GAAP of $2,023,140 is reported.  The loss per share under Canadian GAAP is $0.06 as compared to a loss of $0.11 per share under U.S. GAAP.

The significant difference between Canadian and U.S. GAAP on the consolidated financial statements for the twelve months ended December 31, 2002 are as follows:

U.S. GAAP requires that mineral property acquisition costs and deferred exploration expenditures be written off as incurred, or until economically recoverable proven and probable reserves are identified, as which time further costs incurred may be deferred.  Mineral acquisition costs and deferred exploration expenditures during the 2002 year were $921,454, which requires an adjustment of $817,418 to the loss reported under Canadian GAAP.

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

The loss under Canadian GAAP for the 2001 year was $4,271,711. After adding mineral costs adjustment of $(3,569,442), a loss under U.S. GAAP of $702,269  is reported.  The loss per share under Canadian GAAP is $ 0.46 as compared to a loss of $0.08 per share under U.S. GAAP.

C.

Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no research and development, the information required by this section is inapplicable.

D.

Trend Information

As the Company is a mineral exploration company with no producing properties, the information required by this section is inapplicable.

E.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

Contractual Obligations(1)		Payments Due By Period
	Total	Less than 1 yr	1-3 yrs	3-5 yrs	More than 5 yrs
Operating Vehicle Lease Obligation(2)	13,369	12,341	1,028	-	-
Office Lease (3)	60,022	40,015	20,007	-	-
Option Payment Settlement (4)	42,659	23,211	19,448	-	-
Keystone Mineral Property Lease (5)	66,500	66,500	-	-	-
Total	$ 182,550	$ 142,067	$ 40,483	$ -	$ -

1)

No mineral property payments or exploration expenditures are included in the above table as they are considered option payments solely exercisable at the option of the Company.  Only option payments that are legally binding have been included.  See note 5.

1)

A two-year vehicle operating lease agreement.

2)

Included in the above rent is its estimated proportionate share of property taxes and operating costs.

3)

Pursuant to a settlement agreement, the Company is obligated to pay US$30,000 before December 2005.

4)

Pursuant to an agreement for the Keystone claims, the Company is obligated to pay US$50,000 per year.  Only the first year is shown as the Company has the option to terminate the agreement.

G.

Safe Harbour

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

76

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

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director of the Company Since	Shares Beneficially Owned/Controlled April 5/04(1)
Harry Barr(2)(3) Canada Chairman, CEO, & Director	President, CEO, & Director of CanAlaska Ventures Ltd. (1989 – present); President, CEO, & Director of Pacific North West Capital Corp. (1996 – present); Director of El Nino Ventures Inc. (1999 – present) and President (2003-present); and Director of Cinemage (1998 – present).	1985	380,320
Bernard Barlin(2) UK Director	Director of CanAlaska Ventures Ltd. (1989 – present) and Director of Pacific North West Capital Corp. (2000 – present).	1989	Nil
Colin Bird(4) UK President & Director	Managing Director of Lion Mining Finance Ltd. (1995 – present); President & Director of MIT Ventures Corp. (1996 – present) and Director of various other mining companies.	1996	179,722

Hubert Marleau(2) Canada Director	President & CEO of Palos Capital Corp. (1998 – present); Director of CanAlaska Ventures Ltd. (1996 – present); Chairman of Marleau, Lemire Inc. (1989 – 1998) and Director of several other companies.	1996	Nil
Hans Von Michaelis(2)(5) US Director	President of Randol International Ltd. (1977-present).	2003	Nil
Gordon Steblin(6) Canada Director	Chief Financial Officer of Freegold Ventures Limited from 2002-present; CanAlaska Ventures Ltd., from 2002-present; Pacific North West Capital Corp. from 2002-Present; and El Nino Ventures Inc. from 2002-present, and director of El Nino Ventures from 2003-Present.	2003	6,700
Taryn Downing(6) Canada Director	Corporate Secretary of CanAlaska (1995-present); Director of CanAlaska (2002-present); Corporate Secretary of Pacific North West Capital Corp. (1998–present); Corporate Secretary of El Nino Ventures Inc. (1999-present) and Director of El Nino Ventures Inc. (2000-present)	2003	6,700

Notes:

(1)

This information has been furnished by the respective Directors.

(2)

Denotes member of the Audit Committee.

(3)

Mr. Barr was appointed Chairman of the Company and resigned as President of the Company on February 19, 1999.

(4)

Mr. Bird was appointed President of the Company on February 19, 1999.

(5)

Hans von Michaelis was appointed a Director of the Company on February 18, 2003.

(6)

Gordon Steblin and Taryn Downing resigned April 2, 2004.

Harry Barr, Bernard Barlin, Colin Bird, and Hubert Marleau are also Directors of CanAlaska Ventures Ltd. and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of CanAlaska Ventures Ltd.

Harry Barr and Bernard Barlin are also Directors of Pacific North West Capital Corp. and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of Pacific North West Capital Corp.

77

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

The following table details the compensation paid to directors and officers.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation(1) ($) (e)	Securities Under Options /SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Harry Barr Chairman and CEO	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	124,280 97,290(1) 85,200(1)	500,000(4) 150,000(4) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Colin Bird President	2003 2002	Nil Nil	Nil Nil	34,900(1) 34,500(1)	50,000 100,000	Nil Nil	Nil Nil	Nil Nil
Gordon Steblin CFO	2003 2002	Nil Nil	Nil Nil	35,315(2) 600(2)	60,000 50,000	Nil Nil	Nil Nil	Nil Nil
Taryn Downing Secretary	2003 2002	Nil Nil	Nil Nil	26,876(3) 7,814(3)	60,000 50,000	Nil Nil	Nil Nil	Nil Nil

Notes

(1)

Consulting fees.

(2)

Accounting fees.

(3)

Corporate Secretarial fees

(4)

These options are granted to Canadian  Gravity Recovery Inc., 100% owned by Harry Barr.

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

Report on Executive Compensation

The Company’s executive compensation program is administered by the Compensation Committee and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its senior officers.

The Company anticipates that compensation for the Executive Officers will be the same for the Company's 2004 fiscal year as it was for the Company's 2003 fiscal year.

Compensation to Directors

Directors of the Company do not receive fees or other cash compensation in their capacity as directors.  The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.  Directors are also eligible to receive incentive stock options to purchase shares of the Company and for the financial year ended December 31, 2003 received those stock options described below under the heading “Stock Options”

STOCK OPTIONS

During the year ended December 31, 2003, there were 1,500,000 options granted 52,500 options cancelled, 73,750 options expired and 60,000 options exercised to Directors, officers and consultants pursuant to the Company’s Stock Option Plan.  As of December 31, 2003 there were 2,979,500 outstanding stock options issued under the Company’s Stock option Plan.

The following Options/SARs were granted to Named Executive Officers in the financial year ended December 31, 2003.

(a)

Options/SARs Grants During The Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Canadian Gravity Recovery Inc.(1)	250,000	19.2%	$0.48	$0.485	Sept 10, 2008
Harry Barr	250,000	9.2%	$0.48	$0.485	Sept 10, 2008
Colin Bird	50,000	3.8%	$0.48	$0.485	Sept 10, 2008
Total	550,000

(1)  Canadian Gravity Recovery Inc. is a wholly-owned company of Harry Barr.

(b)

Options Granted to Directors, Non-Executive Insiders And Others During The Most Recently Completed Financial Year

Optionees	Number of Shares Subject to Options	Date of Grant	Exercise Price ($/Security)	Expiration Date
Directors / Officers	200,000	Sept 10, 2003	$0.48	Sept 10, 2008
Consultants	100,000	July 1, 2003	$0.25	July 1, 2004
Consultants	100,000	Sept 1, 2003	$0.48	Sept 1, 2004
Consultants	550,000	Sept 10, 2003	$0.48	Sept 10, 2008
Total	950,000

(c)

Options/Sars Exercised By Directors, Executive Officers, Non-Executive Insiders And Others During The Most Recently Completed Financial Year

Optionee	Number of Shares Exercised	Date of Grant	Exercise Price ($/Security)	Expiration Date
Directors / Officers	60,000	Feb 28, 2000	$0.50	Feb 28, 2005

(d)

Options/Sars Cancelled By Directors, Executive Officers, Non-Executive Insiders And Others During The Most Recently Completed Financial Year

Optionee	Number of Shares Cancelled	Date of Grant	Exercise Price ($/Security)	Expiration Date
Consultants	22,500	Feb 11, 1998	$0.50	Feb 11, 2005
Consultants	5,000	Feb 28, 2000	$0.50	Feb 28, 2005
Consultants	25,000	Dec 31, 2002	$0.50	Dec 31, 2007
Total	52,500

Amendment to Stock Option Plan

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX) will be asked to approve, by simple majority of the disinterested shareholders, the amendment to the Company’s Stock Option Plan (the “Plan”) to increase the maximum number of shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan from 3,491,587 to 5,258,341 shares.  Insiders beneficially own 560,042 common shares of the Company which will be excluded for the purposes of the disinterested shareholder approval.

Upon receipt of disinterested shareholder approval to this amendment, the Company will seek approval to same from the TSX.  Both shareholder approval and TSX approval are required before the amendment to the Plan may be implemented.

The Company believes that awards under the Plan are an effective means of rewarding corporate and individual performance.  To provide the Company with the continued flexibility of granting such awards under the Plan, the Company is seeking approval from disinterested shareholders at the Meeting to increase the number of shares of the Company issuable under the Plan to a maximum of 5,258,341 shares, representing 20% of the issued and outstanding shares of the Company.

Defined Benefit Plans

The Company does not have, and at no time during its most recently completed financial year had, any defined benefit or actuarial plans in respect of which any of its Executive Officers were eligible to participate.

C.

Board Practices

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

Effective April 20, 2004 the Board is currently composed of five directors.  All the proposed nominees are current directors.

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

Mandate of the Board of Directors

The mandate of the Board, as prescribed by corporate law, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

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

82

D.

Employees

During the fiscal year ended December 31, 2003, the Company had no employees and 10 consultants.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares held at Dec 31, 2003	Number of Options or Warrants Outstanding at Dec 31, 2003	Exercise Price	Expiry Date

293020 BC Ltd. (1)	72,095	15,000 (warrant) 23,555 (warrant) 81,000 (option)	$0.45 $0.55 $0.50	June 17, 2004 Oct 21, 2004 Feb 28, 2005
Canadian Gravity Recovery Inc. (1)	252,375	248,322 (warrant) 200,000 (warrant) 32,222 (warrant) 2,500 (warrant) 33,334 (warrant) 104,000 (warrant) 81,000 (option) 150,000 (option) 250,000 (option)	$0.48 $0.60 $0.48 $0.60 $0.45 $0.45 $0.45 $0.55 $0.50 $0.50 $0.48	May 18, 2004 May 18, 2005 July 5, 2004 July 5, 2005 June 17, 2004 June 17, 2004 July 18, 2004 Oct 21, 2004 Feb 28, 2005 Dec 31, 2007 Sept 10, 2008
Harry Barr	55,850	5,000 (warrant) 14,350 (warrant 6,250 (option) 250,000 (option)	$0.49 $0.55 $0.50 $0.48	Dec 5, 2004 Nov 21, 2004 Feb 11, 2005 Sept 10, 2008
Colin Bird	179,722	87,500 (warrant) 11,111 (warrant) 5,000 (warrant) 43,750 (option) 2,500 (option) 100,000 (option) 50,000 (option)	$0.48 $0.60 $0.45 $0.49 $0.50 $0.50 $0.50 $0.48	May 18, 2004 May 18, 2005 June 17, 2004 Dec 5, 2004 Feb 11, 2005 Feb 28, 2005 Dec 31, 2007 Sept 10, 2008
Taryn Downing	6,700	2,500 (warrant) 11,000 (warrant) 3,350 (warrant) 12,500 (option) 21,250 (option) 50,000 (option) 60,000 (option)	$0.45 $0.49 $0.55 $0.50 $0.50 $0.50 $0.48	June 17, 2004 Dec 5, 2004 Nov 21, 2004 Feb 11, 2005 Feb 28, 2005 Dec 31, 2007 Sept 10, 2008

Gordon Steblin	6,700	2,500 (warrant) 10,000 (warrant) 3,350 (warrant) 12,500 (option) 18,750 (option) 50,000 (option) 60,000 (option)	$0.45 $0.49 $0.55 $0.50 $0.50 $0.50 $0.48	June 17, 2004 Dec 5, 2004 Nov 21, 2004 Feb 11, 2005 Feb 28, 2005 Dec 31, 2007 Sept 10, 2008

(1)

293020 BC Ltd. and Canadian Gravity Recovery Inc. are wholly-owned companies of Mr. Harry Barr.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s common shares held by such persons:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
CDS & Company 25 Esplanade Box 1038, Station A Toronto, ON M5E 1W5	17,827,377	67.9%
Anglo Alaska Gold Corp. PO Box 80268 Fairbanks, AK 99708	1,600,000	6.1%

CDS & Co. is a depository, the Company has no knowledge as to the beneficial ownership of these shares.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended December 31, 2003, or proposed material transactions between the Company or any of its subsidiaries, as previously disclosed and:

(a)  enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)  associates;

(c)  individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members or any such individual’s family;

(d)  key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families;

(e)  enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c ) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors of major shareholders of the Company and enterprises that have a member of key management in common with the Company.

C.

Interests of Experts and Counsel

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended December 31, 2003 which contain an Audit Report dated February 19, 2004.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20F.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The annual high and low market prices for the common shares of the Company on the Toronto Stock Exchange for each of the last five full financial years are as follows:

December 31	High (Cdn $)	Low (Cdn $)	Volume
2003	0.68	0.205	11,480,637
2002	0.51	0.04	19,733,319
2001	0.22	0.03	9,571,573
2000	0.95	0.06	24,853,290
1999	0.28	0.06	3,583,102

The high and low market prices for the common shares of the Company on the Toronto Stock Exchange for each of the two most recently completed financial year for each quarter are as follows:

December 31	High (Cdn $)	Low (Cdn $)	Volume

2003
First Quarter	0.64	0.39	2,484,576
Second Quarter	0.40	0.205	956,263
Third Quarter	0.52	0.21	4,041,888
Fourth Quarter	0.68	0.385	3,997,910

2002
First Quarter	0.105	0.04	3,096,193
Second Quarter	0.205	0.075	12,001,450
Third Quarter	0.50	0.075	2,838,413
Fourth Quarter	0.51	0.35	1,797,263

The high and low market prices for the common shares of the Company on the Toronto Stock Exchange for the six most recently completed months are as follows:

December 31, 2003	High (Cdn $)	Low (Cdn $)	Volume

March 2004	0.55	0.37	676,378
February 2004	0.56	0.43	584,243
January 2004	0.64	0.475	1,547,036
December 2003	0.68	0.49	918,330
November 2003	0.65	0.47	1,535,350
October 2003	0.67	0.385	1,544,230

On December 31, 2003 the closing price of the Common Shares of the Company on the Toronto Stock Exchange was $0.51 per share.

The Company has not, since the date of its incorporation, declared or paid any dividends on its Common Shares and does not currently intend to pay dividends.  Earnings will be retained to finance further exploration and development.

The following is the OTCBB trade history:

The annual high and low market prices for the common shares of the Company on the OTC Bulletin Board for each of the last five full financial years are as follows:

December 31	High (US $)	Low (US $)	Volume

2003	0.52	0.12	2,097,433
2002	0.32	0.02	295,200

*The Common Shares of the Company have been listed on the OTC Bulletin Board under trading symbol “ITFMF” since July 24, 2002 and under trading symbol “FGOVF” since September 4, 2002.

The high and low market prices for the common shares of the Company on the OTC Bulletin Board for each of the two most recently completed financial year for each quarter are as follows:

December 31	High (US $)	Low (US $)	Volume

2003
First Quarter	0.38	0.20	364,900
Second Quarter	0.45	0.12	340,100
Third Quarter	0.41	0.18	606,300
Fourth Quarter	0.52	0.25	786,133

2002
First Quarter	N/A	N/A	N/A
Second Quarter	N/A	N/A	N/A
Third Quarter	0.32	0.02	52,300
Fourth Quarter	0.29	0.27	242,900

The high and low market prices for the common shares of the Company on the OTC Bulletin Board for the six most recently completed months are as follows:

December 31, 2003	High (US $)	Low (US $)	Volume

March 2004	0.39	0.285	174,742
February 2004	0.51	0.35	259,000
January 2004	0.51	0.355	356,346
December 2003	0.51	0.42	169,333
November 2003	0.52	0.38	362,800
October 2003	0.50	0.25	254,000

On December 31, 2003 the closing price of the Common Shares of the Company on the OTC Bulletin Board was $0.42 per share.

The Company has not, since the date of its incorporation, declared or paid any dividends on its Common Shares and does not currently intend to pay dividends.  Earnings will be retained to finance further exploration and development.

Total Number of Registered Holders	Number of Registered US Holders	Number of Common Shares Held in US	Percentage of Common Shares
327	115	3,781,256	14.40%

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

C.

Markets

The Company’s common shares have traded on the TSX Venture Exchange since March 11, 1987 under the trading symbol “ITF”.  Since May 19, 1998 the Company’s common shares have traded on the Toronto Stock Exchange under the trading symbol “ITF”.  The Company was also listed on the OTCBB since July 24, 2002 under the trading symbol “ITFMF” and since September 4, 2002 under the trading symbol “FGOVF”.

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

D.

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

As a PFIC, each U.S. Holder must determine under which of the alternative tax methods it wishes to be taxed.  Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Registrant's qualifies as a PFIC on his pro-rata share of the Registrant's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Registrant taxable year ends, regardless of whether such amounts are actually distributed.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at December 31, 2003, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

PART II

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15.

CONTROLS AND PROCEDURES

ITEM 16.

[Reserved]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL REPORT

The Board of Directors has determined that the Company does have an audit committee financial expert being Mr. Hubert Marleau.

ITEM 16B:

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s principal executive officer and principal financial officer and will provide to any person without charge, upon request by mail but may also be made by telephone, telecopier or other electronic means of communication, a copy of such code of ethics.

CERTIFICATE OF ETHICS FOR THE CHIEF EXECUTIVE OFFICER

AND THE CHIEF FINANCIAL OFFICER

In my role as Chief Executive Officer (“CEO”) or Chief Financial Officer (“CFO”) of Freegold Ventures Limited (the “Company”), I have adhered to and advocated to the best of my knowledge and ability the following principles and responsibilities governing professional conduct and ethics:

                1.            Act with honesty and integrity, handling in an ethical manner any actual or apparent conflicts of interest between personal and professional relationships.  A “conflict of interest” exists when an individual’s private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company.

                2.            Provide constituents with information that is accurate, complete, objective, relevant, timely and understandable.  If I am the CEO or CFO, I shall review the Company’s annual reports before certifying and filing them with the SEC.

                3.            Comply with all applicable laws, rules and regulations of federal, provincial, territorial, state and local governments, and other appropriate private and public regulatory agencies.

                4.            Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgment to be subordinated.

                5.            Respect the confidentiality of information acquired in the course of business except when authorized or otherwise legally obligated to disclose the information.  I acknowledge that confidential information acquired in the course of business is not to be used for personal advantage.

                6.            Promote ethical behavior among employees at the Company and as a responsible partner with industry peers and associates.

                7.            Maintain control over and responsibly manage all assets and resources employed or entrusted to me by the Company.

                8.            Report illegal or unethical conduct by any director, officer or employee that has occurred, is occurring or may occur, including any potential violations of the Company’s Code of Business Conduct and Ethics (the “Code”).  Such report shall be made to the Audit Committee of the Board of Directors and shall include conduct of a financial or non-financial nature.

                9.            Comply with the Code.  I understand that if I violate any part of the Code, I will be subject to disciplinary action.

                I understand that the Code is subject to all applicable laws, rules and regulations.

                I understand that there shall be no waiver of, modification of, or change to any part of the Code except by a vote of the Board of Directors or a designated Board committee.  In the event that a waiver of, modification of, or a change to the Code is granted, then the notice of the waiver, modification and/or change shall be posted on the Company’s website within five business days of the Board of Directors’ or designated Board committee’s vote or shall be disclosed otherwise as required by applicable law or Stock Exchange or SEC rules.  Notices posted on the Company website shall remain there for a period of 12 months and shall be retained in the Company’s files as required by law.

“Harry Barr”

_________________________________

Harry Barr

Chief Executive Officer

“Gordon Steblin”

_________________________________

Gordon Steblin

Chief Financial Officer

April 21, 2004

ITEM 16C:

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Applicable but the Company not providing all text, will provide upon request.

ITEM 16D:

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E:

PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 9 hereof and filed as part of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

(a)

Financial Statements

Description of Document

Cover Sheet

Management’s Responsibility for Financial Reporting

Auditor’s Report dated February 19, 2004.

Consolidated Balance Sheet as at December 31, 2003 and 2002

Consolidated Statements of Changes in Shareholders’ Equity for the Fiscal Years Ended

   December 31, 2003, 2002 and 2001

Consolidated Statement of Loss for the Fiscal Years Ended

   December 31, 2003, 2002 and 2001, and cumulative amounts since inception to December 31, 2003

Consolidated Statement of Cash Flows for the Fiscal Years Ended

December 31, 2003, 2002 and 2001, and cumulative amounts since inception to December 31, 2003

Consolidated Schedule of Mineral Property Costs for the Fiscal Years Ended

   December 31, 2003 and 2002

Notes to Consolidated  Financial Statements

(b)

Property Reports

i)

Executive Summary Report for the Rob Gold Property, Goodpaster Mining District, Alaska, U.S.A. dated April 5, 2004.

ii)

Consent of Author dated April 5, 2004, of the Executive Summary Report for the Rob Gold Property.

iii)

Executive Summary Report for the Union Bay PGE Property, Ketchikan Mining District, Alaska, U.S.A. dated April 6, 2004.

iv)

Consent of Author dated April 6, 2005, of the Executive Summary Report for the Union Bay PGE Property.

(c)

Exhibits

The following exhibits are filed as part of this Annual Report.

Amendment to the Union Bay Option Agreement dated April 2, 2003 between the Company and Pacific North West Capital Corp.

Joint Venture Agreement dated May 21, 2003 between the Company, Lonmin PLC and Pacific North West Capital Corp.

Property Option Agreement dated August 28, 2003 between the Company and CanAlaska Ventures Ltd. and CanAlaska Resources Ltd. USA

Joint Venture Agreement dated January 23, 2004 between the Company and Meridian Minerals Corp. *Please note that portions of this exhibit have been omitted and confidential treatment has been requested for those sections.

*All listed Exhibits have been previously filed:

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

CERTIFICATION OF C.E.O AND C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 20F of Freegold Ventures Limited for the year ending December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof, the undersigned, in the capacity and date indicated below, hereby certifies that:

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

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report.

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

5.

The company’s other certifying officer(s) and I have disclosed, based on our more recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

DATED:

April 21, 2004

FREEGOLD VENTURES LIMITED

“Harry Barr”

Per:   _________________________________

Harry Barr

Chief Executive Officer

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O AND C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 20F of Freegold Ventures Limited for the year ending December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof, the undersigned, in the capacity and date indicated below, hereby certifies that:

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

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report.

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

5.

The company’s other certifying officer(s) and I have disclosed, based on our more recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

DATED:

April 21, 2004

FREEGOLD VENTURES LIMITED

Per:

“Gordon Steblin”

            _________________________________

Gordon Steblin

Chief Financial Officer

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Freegold Ventures Limited (the “Company”) on Form 20F for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Harry Barr, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13a-14(a) and  15d-14(a) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

Harry Barr

“Harry Barr”

_________________________________

Chief Executive Officer

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Freegold Ventures Limited (the “Company”) on Form 20F for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Gordon Steblin, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13a-14(a) and  15d-14(a) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

Gordon Steblin

“Gordon Steblin”

_________________________________

Chief Financial Officer

110