Form 20-F
period 2004-12-31
FREEGOLD VENTURES LTD
filed 2005-04-05
CIK 1064052

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

MARCH 29, 2005

                               REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE

                              ACT OF 1934

OR

        X             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED                DECEMBER 31, 2004

OR

                         FOR THE TRANSITION PERIOD FROM                                             TO

COMMISSION FILE NUMBER:          0-29840

Freegold Ventures Limited

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

None                                               Not Applicable

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT.

Common Shares Without Par Value

(TITLE OF CLASS)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT.
None
(TITLE OF CLASS)
INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER’S CLASSES OF CAPITAL OR COMMON SHARES AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.
29,992,205 Shares

Indicate by Check Mark Whether the Registrant (1) has Filed All Reports Required To be Filed by Section 13 or 15(D) of the Securities Exchange Act of 1934 During the Preceding 12 Months (or for such shorter period that the registrant was required to file such reports), and (2) Has Been Subject to Such Filing Requirements for the Past 90 Days.

YES	NO	NOT APPLICABLE	X
Indicate by Check Mark Which Financial Statement Item the Registrant Has Elected to Follow.
ITEM 17	X	ITEM 18
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by Check Mark Whether the Registrant Has Filed All Documents and Reports Required to be Filed by Sections 12, 13 or 15(D) of the Securities Exchange Act of 1934 Subsequent to the Distribution of Securities Under a Plan Confirmed by a Court.

YES	NO	NOT APPLICABLE	X

TABLE OF CONTENTS

Page

Glossary of Mining Terms

8

PART I

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

11

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

11

ITEM 3.

KEY INFORMATION

11

A.

Selected Financial Data

11

B.

Capitalization and Indebtedness

12

C.

Reasons for the Offer and Use of Proceeds

12

D.

Risk Factors

12

(i)

Exploration Risks

12

(ii)

Operating Hazards and Risks

13

(iii)

Lack of Cash Flow and Non Availability of Additional Funds

13

(iv)

Reserves

13

(v)

Title Risks

13

(vi)

Uncertainty or Contestation of Contract Rights

14

(vii)

Conflicts of Interest

14

(viii)

Competition and Agreements with Other Parties

15

(ix)

Fluctuating Mineral Prices

15

(x)

Shares Reserved for Future Issuance; Potential Dilution

15

(xi)

Environmental Regulation

16

(xii)

Compliance with Applicable Canadian Laws and Regulations

16

(xiii)

Canadian Jurisdictional and Enforceability of Judgements, Risks

16

(xiv)

Adequate Labor and Dependence Upon Key Personnel

16

(xv)

Forward Looking Statements

17

ITEM 4.

INFORMATION ON THE COMPANY

17

A.

History and Development of the Company

17

B.

Business Overview

17

C.

Organizational Structure

18

D.

Property, Plants and Equipment

18

1.

Golden Summit Property – Alaska, USA

18

Property Description and Location

18

Underlying Leases of the Golden Summit Property

18

Newsboy Claims

18

Keystone Claims

18

Yeager Claims

19

Tolovana Claims

19

Accessibility, Climate, Local Resource, Infrastructure and Physiography

29

History

29

Geological Setting

30

Exploration

31

Cleary Hill Mine

31

Newsboy Mine

33

American Eagle

34

Hi Yu Mine

35

Deep Targets

36

Tolovana

36

Mineralization

37

Drilling

37

Cleary Hill

37

Sampling and Analysis

44

Security of Samples

44

Mineral Resource and Mineral Reserve Estimate

44

Exploration and Development

45

Tolovana

45

Newsboy

45

Hi Yu

45

Deep Targets

46

2.

Rob Property, Alaska, USA

47

Property Title

47

3.

Union Bay PGM Property, Alaska, USA

48

4.

Rainbow Hill Property, Alaska, USA

49

Property Title

49

5.

Liberty Bell, Alaska, USA

49

6.

Almaden Property, Idaho, USA

50

Property, Description and Location

50

Accessibility, Climate, Local Resource, Infrastructure and Physiography

53

History

53

Geological Setting

54

Exploration

55

Mineralization

55

Drilling

57

Sampling and Analysis

57

Exploration and Development

58

7.

Sudbury Mining District, Ontario, Canada

58

Property Title

58

8.

Eskay Rift Property, British Columbia, Canada

59

9.

Duke Property, British Columbia, Canada

59

10.

Grew Creek Property, Yukon Territory, Canada

60

Property, Description and Location

60

Accessibility, Climate, Local Resource, Infrastructure and Physiography

69

History

69

Geological Setting

70

Exploration

72

Mineralization

73

Drilling

74

Sampling and Analysis

75

Security of Samples

76

Mineral Resource and Mineral Reserve Estimate

76

Exploration and Development

77

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

78

A.

Operating Results

78

Fiscal Year Ended December 31, 2004 compared to Fiscal Year

Ended December 31, 2003

78

Results of Operations

78

Fiscal Year Ended December 31, 2003 compared to Fiscal Year

Ended December 31, 2002

79

Results of Operations

79

Fiscal Year Ended December 31, 2002 compared to Fiscal Year

Ended December 31, 2001

80

Results of Operations

80

B.

Liquidity and Capital Resources

81

Fiscal Year Ended December 31, 2004 compared to Fiscal Year

Ended December 31, 2003

81

Fiscal Year Ended December 31, 2003 compared to Fiscal Year

Ended December 31, 2002

81

Fiscal Year Ended December 31, 2002 compared to Fiscal Year

Ended December 31, 2001

82

Material Differences between Canadian and

US Generally Accepted Accounting Principles

82

C.

Research and Development, Patents and Licenses, etc.

83

D.

Trend Information

83

E.

Off-Balance Sheet Arrangements

83

F.

Tabular Disclosure of Contractual Obligations

83

G.

Safe Harbour

83

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

84

A.

Directors and Senior Management

84

B.

Compensation

85

Summary Compensation Table

85

Compensation of Executive Officers

86

Options/SARs Granted to NEOs During the Most Recently Completed

Financial Year

86

Aggregated Option/SAR Exercises During the Most Recently Completed

Financial Year and Financial Year End Option/SARs Values

87

Option and SARs cancelled/expired to NEOs During the Most Recently Completed

Financial Year.

87

Option and SAR Repricings

87

LTIPs – Awards in Most Recently Completed Financial Year

87

Defined Benefit or Actuarial Plan Disclosure

87

Termination of Employment, Change in Responsibilities and Employment

Contracts

87

Composition of the Compensation Committee

87

Report on Executive Compensation

88

Compensation to Directors

88

Indebtedness of Directors and Executive Officers

88

Securities Authorized for Issuance Under Equity Compensation Plan

89

Interest of Management and Insiders in Material Transactions

89

Office Space

89

Re-appointment of Auditors

89

Management Contracts

89

C.

Board Practices

89

Statement of Corporate Governance Practices

90

Mandate of the Board of Directors

90

Meetings of the Board

90

Committee Responsibilities and Activities

91

Audit Committee

91

Compensation Committee

91

Corporate Governance Committee

91

Nomination and Assessment

92

Expectations of Management

92

D.

Employees

92

E.

Share Ownership

92

Performance Shares and Escrowed Shares

93

Existing Incentive and Share Compensation Plans

93

2005 Stock Option and Incentive Plan

94

Options and Other Rights to Purchase Shares

96

Stock Options

97

i)

Options Granted During the Fiscal Year Ended December 31, 2004

97

ii)

Options Exercised During the Fiscal Year Ended December 31, 2004

97

iii)

Defined Benefit Plans

97

iv)

Options and Stock Appreciation Rights (SARS) Grants During the Most

Recently Completed Financial Year

97

v)

Options/SARS Exercised by Directors, Executive Officers, Non-executive

Insiders and Others During the Most Recently Completed Financial Year

98

vi)

Options/SARS Cancelled by Directors, Executive Officers, Non-executive

Insiders and Others During the Most Recently Completed Financial Year

98

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

98

A.

Major Shareholders

98

B.

Related Party Transactions

98

C.

Interests of Experts and Counsel

99

ITEM 8.

FINANCIAL INFORMATION

99

A.

Consolidated Statements and Other Financial Information

99

B.

Significant Changes

99

ITEM 9.

THE OFFER AND LISTING

99

A.

Offer and Listing Details

99

B.

Plan of Distribution

101

C.

Markets

102

D.

Selling Shareholders

102

E.

Dilution

102

F.

Expenses of the Issue

102

G.

Performance Graph

102

ITEM 10.      ADDITIONAL INFORMATION

102

A.

Share Capital

102

B.

Memorandum and Articles of Association

102

C.

Material Contracts

103

D.

Exchange Controls

103

E.

Taxation

103

Material United States Federal Income Tax Consequences

103

US Holders

104

Distributions on Shares of the Company

104

Information Reporting and Backup Withholding

105

Foreign Tax Credit

105

Disposition of Shares of the Company

106

Currency Exchange Gains or Losses

106

Other Considerations

106

Foreign Personal Holding Company

106

Foreign Investment Company

106

Passive Foreign Investment Company

107

Controlled Foreign Corporation

109

Material Canadian Federal Income Tax Consequences

110

Dividends

110

Capital Gains

110

F.

Dividends and Paying Agents

111

G.

Statements by Experts

111

H.

Documents on Display

111

I.

Subsidiary Information

111

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES

ABOUT MARKET RISK

111

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

111

ITEM 13.      DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

111

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF

SECURITY HOLDERS AND USE OF PROCEEDS

112

ITEM 15:

CONTROLS AND PROCEDURES

112

ITEM 16:

RESERVED

112

ITEM 16A: AUDIT COMMITTEE FINANCIAL REPORT

112

Charter of the Audit Committee of the Board of Directors

112

1.

Purpose

112

2.

Authority

112

3.

Composition of Meetings

112

4.

Responsibilities

113

A.

With respect to the Interim and Annual Financial Statements,

The MD&A and the AIF

113

B.

With Respect to the Auditors

114

Other Committee Responsibilities

114

Composition of the Audit Committee

114

ITEM 16B: CODE OF ETHICS

115

Certificate of Ethics for the Chief Executive Officer and the Chief

Financial Officer

115

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

117

ITEM 16D: EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT

  COMMITTEES

117

ITEM 16E:  PURCHASE OF EQUITY SECURITIES BY THE ISSUER

  AND AFFILIATED PURCHASER

117

PART III

ITEM 17.

FINANCIAL STATEMENTS

117

ITEM 18.

FINANCIAL STATEMENTS

117

ITEM 19.

EXHIBITS

117

SIGNATURES

118

GLOSSARY

The following are definitions of mining terms and certain other terms used in this Statement.

Avalon:	Avalon Development Corporation
Almaden Agreement:	The property option agreement dated May 6, 1996, between the Company and the Almaden Optionors
Almaden Assignment Agreement:	The assignment agreement dated December 13, 1995, as amended February 28, 1996, between Compass and the Company
Almaden Option:	The option granted by the Almaden Optionors to the Company pursuant to the Almaden Agreement to acquire up to a 60% interest in the Almaden Property.
Almaden Optionors:	Collectively, Ican Minerals Ltd., Ican Minerals Inc. and Canu Resources Ltd.
Almaden Property:	Those mineral claims located in Washington County in the State of Idaho, USA. which the Company holds an interest in pursuant to the Almaden Agreement
AMAX:	AMAX Gold Exploration Inc.
Ag:	Silver
As:	Arsenic
Au:	Gold
Bi:	Bismuth
CanAlaska:	CanAlaska Ventures Ltd.
Canu:	Canu Resources, Inc.

Chromite:	Mineral of the Spinel formation

Contact:	Place or surface where two different kinds of rocks come together

Common share:	A common share in the capital of the Company

Company:	Freegold Ventures Limited, and, where the context so requires, its subsidiary, Free Gold Recovery USA
Compass:	Compass Capital Ltd.
Cu:	Copper
EM:	Electromagnetic survey
Escrow Agent:	CIBC Mellon Trust Company

Exchange:	Toronto Stock Exchange
Fairbanks or FEI:	Fairbanks Exploration Inc.
Fairbanks Assignment Agreement:	The assignment agreement dated May 30, 1997, as amended February 26, 1998, entered into between the Company and Fairbanks
Golden Summit Property:	The mineral claims located in the Fairbanks Mining District in the State of Alaska, USA
Golden Summit Report:	The executive summary report dated March 15th, 2005, by Avalon Development Corp.
gpt:	Grams per tonne
Granite:	Plutonic rock consisting essentially of alkali feldspar and quartz
Hg:	Mercury
Homestake:	Homestake Mining Company (Purchased by Barrick Gold Corporation)
Hornblende:	Mineral of the amphibole group
IMC:	International Minerals and Chemicals
Ir:	Iridium
km:	Kilometres
Keystone:	Keystone Mines Partnership
Low Sulphidation Epithermal Deposit	A deposit formed in rocks of shallow depth from low temperature hydrothermal solutions with a low sulphide association.
Meridian:	Meridian Gold Corporation
Mineralized Deposit or Mineral Deposit:

A mineralized body delineated by appropriately spaced drilling and/or underground sampling to support sufficient amounts of tonnage and average grade of metal(s).  Such deposit does not qualify as a reserve until a comprehensive evaluation based upon present unit price, cost, recoveries and offer material factors conclude legal and economic feasibility.

Ni:	Nickel
NSR:	Net Smelter Return
opt:	Ounces per tonne
Os:	Osmium
oz:	Ounce

Pb:	Lead
Pd:	Palladium
PGM:	Platinum Group Metal
ppb:	Parts per billion
ppm:	Parts per million
Pt:	Platinum
Pyroxenite:	Medium or coarse grained rock consisting mainly of pyroxene
Rh:	Rhodium
RC:	Reverse circulation
Sb:	Antimony
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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The Company has a limited history of operations and has not generated any operating revenues in the pertinent.  The following table sets forth, for the periods and the dates indicated, selected financial and operating data for the Company.  This information should be read in conjunction with the Company's Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.  The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company.  To date the Company has not paid any dividends on the Shares and it does not expect to pay dividends in the foreseeable future.

The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").  There are material differences between Canadian GAAP and the accounting principles are generally accepted in the United States ("US GAAP") as applied to the Company including disclosure items.  For a comparison of these differences, refer to footnote No. 11 to the Financial Statements.

SELECTED FINANCIAL DATA

CANADIAN GAAP

(IN CANADIAN DOLLARS)

Selected Financial Data for the Year Ended December 31

	2004	2003	2002	2001	2000
Cash	1,573,522	2,665,654	31,779	7,589	170,479
Total Assets	10,442,657	10,559,236	6,321,397	5,487,645	9,356,490
Current Liability	277,768	102,550	76,825	210,729	109,039
Loss	(1,381,717)	(1,253,591)	(719,570)	(256,037)	(498,919)
Mineral Properties Written Off	(788,376)	(18,717)	(104,036)	(4,159,380)	(2,401,711)
Other Items	151,404	94,385	35,605	143,706	391,539
Future income tax recovery	365,968	-	-	-	-
Net Loss	(1,652,721)	(1,177,923)	(788,001)	(4,271,711)	(2,509,091)
Deficit	(21,104,497)	(19,396,866)	(17,946,772)	(17,110,831)	(12,839,120)
Weighted Avg # Shares O/S	26,847,155	18,664,625	11,743,797	9,350,668	8,130,789
Loss Per Share	(0.06)	(0.06)	(0.07)	(0.46)	(0.31)

SELECTED FINANCIAL DATA

US GAAP

(IN CANADIAN DOLLARS)

Selected Financial Data for the Fiscal Year Ended December 31

	2004	2003	2002	2001	2000
Cash	1,573,522	2,665,654	31,779	7,589	170,479
Total Assets	2,933,286	3,649,219	234,220	217,886	517,289
Current Liability	277,768	102,550	76,825	210,729	109,039
Loss	(1,652,721)	(1,177,923)	(788,001)	(4,271,711)	(2,509,091)
Mineral Property Cost Adjustment	(599,354)	(822,890)	(817,418)	3,569,442	1,071,479
Foreign Exchange Adjustment	(13,520)	(22,377)	-	-	-
Net Loss	(2,265,595)	(2,023,140)	(1,605,419)	(702,269)	(1,437,612)
Deficit	(27,928,610)	(25,663,015)	(23,639,875)	(22,034,456)	(21,332,187)
Weighted Avg # Shares O/S	26,847,155	18,664,625	11,743,797	9,350,668	8,130,789
Loss Per Share	(0.08)	(0.11)	(0.14)	(0.08)	(0.16)

B.

Capitalization and Indebtedness

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.

Reasons for the Offer and Use of Proceeds

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.

Risk Factors

Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting from the failure to discover mineral deposits.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

(i)

Exploration Risks

Mineral exploration involves a high degree of which is characterized by a number of significant risks including, among other things, unprofitable efforts resulting from the failure to discover mineral deposits.  There is no assurance that the Company’s mineral exploration activities will result in any discoveries of commercial bodies of mineralization.  The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling, metallurgical processes to extract the metal from the ore and, in the case of new properties to build the mining and processing facilities and infrastructure at any site chosen for mining.

 Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that the funds required for further expansion can be obtained on a timely basis.  All of the Company’s projects are currently in exploration stages.  Estimates, mineral deposits and can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of ore ultimately mined may differ from that indicated by drilling results.

To date, the Company’s properties have no proven commercially viable reserves and are currently at the exploration stage and as such prospective purchasers of the Company’s shares should consider carefully, among other things, that the Company’s exploration of its properties involves significant risks.

(ii)

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, of gold and other metals, such as unusual or unexpected formations, cave-ins, pollution, all of which could result in work stoppages, damage to property, and possible environmental damage.  The Company does have general liability insurance covering its operations. Payment of any liabilities as a result could have a materially adverse effect upon the Company's financial condition.

(iii)

Lack of Cash Flow and Non Availability of Additional Funds

None of the Company's properties have commenced commercial production and the Company has no history of earnings or cash flow from its operations.  As a result there can be no assurance that the Company will be able to develop and generate any of its property profitably or that its activities will generate positive cash flow.  The only present source of funds available to the Company is through the sale of its Shares.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on any property.  While the Company may generate additional working capital through the operation, sale or possible joint venture development of its properties, there is no assurance that any such funds will be available for operations.

(iv)

Reserves

There are no known commercially viable reserves on any of the Company’s Properties at this time.

(v)

Title Risks

Due to the large number and diverse legal nature of the mineral properties described in this document, full investigation of legal title to each such property has not been carried out at this time.  Many of the Company’s properties may be subject to prior unregistered agreements of transfer or native land claims and title may be affected by undetected defects. The Company’s properties consist of recorded mineral claims and patented mineral claims that have not been surveyed, and therefore the precise area and location of such claims may be in doubt.

Certain of the Company’s mining properties are unpatented mining claims located in the US, and the Company, upon acquiring an interest in and to such claims, will have only possessory title with respect to such properties.  Because title to unpatented mining claims is subject to inherent uncertainties, including paramount title by the US, it is difficult to determine conclusively the ownership of such claims.  In addition, and in order to retain title to an unpatented mining claim, a claim holder must have met annual assessment work requirements (US$125 per claim) through September 1, 1992 and must have complied with stringent state and federal regulations pertaining to the filing of assessment work affidavits. Moreover, after September 1, 1992, the right to locate or maintain a claim generally is conditional upon payment to the US of a rental fee of US$100 per claim per year for each governmental fiscal year instead of performing assessment work.  State law may still require performance of assessment work. In 2004 the annual rental fee increased to US$125 per claim per year. Since most mining claims in the US are unpatented, this uncertainty is inherent in the mining industry.

For the last several Congressional sessions bills have been repeatedly introduced in the US Congress which would supplant or radically alter the provisions of the Mining Law of 1872.  As of the date of this annual report no such bills are pending.  However there is no assurance that no bills will be introduced in the future.

The present status of the Company’s US properties as unpatented mining claims located on public lands of the US allows the claimant the exclusive right to mine and remove valuable minerals, such as precious and base metals, found therein, and also to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores.  However, legal ownership of the land remains with the US Accordingly, with an unpatented claim the US retains many of the incidents of ownership of land, the US regulates use of the surface and the Company remains at risk that the claims may be forfeited either to the US or to rival private claimants due to failure to comply with statutory requirements as to location and maintenance of the claims.  If there exists a valuable deposit of locatable minerals (which is the requirement for the unpatented claim to be valid in the first place), and provided certain levels of work and improvements have been performed on an unpatented mining claim, the claimants may then seek to purchase the full title to the claim thereby causing the claim to become the private property of the claimant.  Such full ownership expands the claimants’ permissible uses of the property (to any use authorized for private property) and eliminates the need to comply with maintenance and reporting requirements necessary to protect rights in an unpatented claim.  However, a moratorium on accepting and processing mineral patent applications within the Department of the Interior has been imposed by Congress.  It is therefore impossible for the Company to seek to enhance its rights on its Properties by seeking issuance of mineral patents in the name of the respective optionors.  If governmental fees or royalties on unpatented claims were to be introduced the Company and other major mining companies would be adversely affected.

(vi)

Uncertainty or Contestation of Contract Rights

The Company owns or has the right to earn interests in properties under contract with a number of individuals and corporations.  By the Company’s present assessment its most significant interests under earning options are the Golden Summit Property and the Almaden Property.  The Almaden Property option is a contractual option which rests upon a chain of contractual leases and grants and options between various parties culminating in the Company’s option.  The Golden Summit Property is held pursuant to the Fairbanks Assignment Agreement and several other key contracts. The Company is working under laws of the United States and, although the Company has effected such researches and professional opinions as it considers financially reasonable in the circumstances, it has not engaged surveys or complete and unqualified professional opinions at this stage in the exploration of its properties. The Company in addition to working in the US is also conducting exploration in Canada and as such operates under Canadian law.

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

(viii)

Competition and Agreements with Other Parties

The mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial resources and technical facilities than itself.  Significant competition exists for the limited number of mineral acquisition opportunities available in the Company's sphere of operations.  As a result of this competition, the Company's ability to acquire additional gold mining properties on terms it considers acceptable may be adversely affected.

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

(ix)

Fluctuating Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  Although the prices of platinum, palladium and gold have been relatively stable, no assurance may be given that prices will remain so; significant price movements over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the US dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The effect of these factors on the price minerals and therefore the economic viability of any of the Company's exploration projects cannot accurately be predicted.  As the Company is in the exploration stage, the above factors have had no material impact on operations or income.

(x)

Shares Reserved For Future Issuance; Potential Dilution

As of December 31, 2004, the Company had reserved, 18,612,093 shares for issuance upon the exercise of warrants, incentive stock options, shares for issuance under its property acquisition agreements and/or shares for performance shares.  Such shares represent a potential equity dilution of approximately 38% based upon the number of outstanding and allotted shares at December 31, 2004 of 29,992,205.  Furthermore, the Company may enter into commitments in the future which would require the issuance of additional shares and may grant additional stock options and/or issue additional warrants.  At December 31, 2004 the Company had 51,395,702 authorized but unissued and unreserved shares.  Issuance of additional shares would be subject to Exchange regulatory approval and compliance with applicable securities legislation.  The Company currently has no plans to issue shares other than for the purposes of raising funds for property acquisition and general working capital.  Requirements which issuance would be subject to Exchange approval.

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

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

The Company was incorporated on July 22, 1985, under the name FreeGold Recovery Inc., under the laws of the Province of Alberta.  On August 21, 1991, the Company continued out of the Province of Alberta into the Province of British Columbia.  On November 25, 1993, the Company changed its name to International Freegold Mineral Development Inc. and consolidated its share capital on a six old shares for one new common share basis.  On September 4, 2002 the Company changed its name to Freegold Ventures Limited and consolidated its share capital on a four old shares for one new common share basis.  In this document the “Company” means Freegold Ventures Limited and, except where the context so requires, its subsidiary.

The Company carries out its operations in Alaska and Idaho through its wholly-owned subsidiary, Free Gold Recovery, USA Free Gold Recovery USA, Inc. was incorporated on November 12, 1985, under the laws of the State of Nevada and was granted a Certificate of Authority to transact business in the State of Alaska on December 18, 1995, under the name FreeGold Recovery Inc. USA.  In this Annual Report “Free Gold Recovery USA” means both Free Gold Recovery, USA and FreeGold Recovery Inc. USA.  The Company is the sole shareholder of Free Gold Recovery USA,  Ican Minerals, Inc. (“Ican”) and Canu Resources, Inc. (“Canu”). Ican and Canu are also US corporations.  They were involved in mineral property exploration, but are currently inactive.

The Company’s agent in the host country is Incorp Services, Inc., 6075 S. Eastern Ave Suite 1, Las Vegas, NV  89119-3146.

The Company's office is located at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3.  The Company is a reporting issuer in the Provinces of British Columbia, Alberta, and Ontario, Canada.  Its common shares (the "Shares") has been listed on the TSX Venture Exchange (the "Exchange") from March 11, 1987 to November 7, 2001 under the trading symbol "ITF" and has been listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol ITF since May 19, 1998.

B.

Business Overview

The Company, together with or through its subsidiary, Free Gold Recovery USA, carries on the business of acquiring and exploring precious metal properties in the U.S.A and Canada.  The Company's principal mineral properties are the Golden Summit Property, Alaska, the Almaden Property, Idaho, and the Grew Creek Project, Yukon Territory.

The Company's primary objective is to explore its existing mineral properties.  Its secondary objective is to locate, evaluate and acquire other mineral properties, and, to finance their exploration either through equity financing, by way of joint venture or option agreements or through a combination of both.  There are currently no known economic resources on any of the existing properties.  The principal projects are advanced staged exploration projects.  Exploration on the property is generally not affected by seasonal change, with drill programs being able to be carried out year round and surface bedrock exploration limited only by snow cover and spring thaw conditions.  Exploration activities are dependent upon the availability of subcontractors, in particular drilling activities.  These subcontractors are generally available however may vary in price depending upon availability. No raw materials are generally utilized at this time as no production has occurred.  The material effects of government regulations on the Company’s business are disclosed in Item 3 – Risk Factors.

C.

Organizational Structure

The Company is the sole shareholder of Free Gold Recovery USA, Ican Minerals, Inc. (“Ican”) and Canu Resources, Inc. (“Canu”).  Ican and Canu are also US corporations.  They were involved in mineral property exploration, but are currently inactive.

D.

Property, Plants and Equipment

1.

Golden Summit Property – Alaska, USA

Property Description and Location

Underlying Leases of the Golden Summit Property

Newsboy Claims

By agreement dated February 28, 1986, amended March 26, 1996, between Earl Beistline (“Beistline”) and Fairbanks Exploration Inc. (“Fairbanks”), the Company received the lease of the Newsboy claims for a primary term ending February 28, 2006.  The material terms are an advance minimum royalty per year is $2,500 US to 1996 and thereafter $5,000 US, the Company's option to purchase is the greater of the present worth of the 4% royalty (calculated at 15% interest) or $1,000,000 US (calculated in constant 1985 dollars), less all advance royalty payments; and the Company has the right to assign lease interests, subject to Beistline’s 30 day right to reasonably disapprove of such assignment.  In December 2002, the Company received notification that Earl Beistline had transferred his interest to EHB, LLC, a holding company owned by Earl Beistline.

Keystone Claims

By agreement dated May 15, 2000 and amended November 30, 2001 between Keystone Mines Partnership (“Keystone”), Fairbanks, Freegold Recovery Inc. USA and the Company (collectively, the “Lessees”), Keystone leased to the Lessees the Keystone claims for a primary term of 20 years.  The agreement provides for consideration of annual August 15 and November 15 advance minimum payments as set out in the schedule below, the initial term of the lease shall be from January 1st, 2000 to December 31, 2019.  A signing bonus was of $50,000 US was paid on October 1, 2000.  The Company may terminate the Lease at any time prior to December 31, 2006 by giving timely notice to Keystone.

Advance royalties shall be paid in US funds until the commencement of production.  As per the schedule set out in the amended agreement.

Year

August 1st

November 1st

2000-2003

$25,000

(paid each year)

$25,000

(paid each year)

2004-2006

$25,000

 (paid 2004)

$25,000

 (pd 2004)

2007-2019

$75,000

$75,000

The Company shall pay to the Keystone a production royalty of 3% of NSR.  Up to one half of the production royalties due to the Keystone each year may be paid by crediting advance royalties paid until the Lessee shall have re-couped all of the advance royalties paid.  The Company may elect to pay not more than one-half of the interest accrued and payable in shares.  The shares shall be valued at the 60-day trading average immediately preceding the date of payment.

During exploration and before commencement of production the Company shall perform a minimum amount of work on the Property in an amount of not less than $50,000 in each of the calendar years 2000 through 2006.  Work performed under this commitment may be qualified and claimed as assessment work.  In the event that the Company fails to fulfill the work commitment in whole or in part in any calendar year in which it is required the Company shall pay to Keystone in cash the difference between the value of the work and $50,000.  In November of 2001, the Company and Keystone renegotiated the terms of the lease.  The advance royalty payment can be made by cash, shares or their combination.  The form of the payment will be negotiated each April.   Keystone also agreed to waive the annual work commitment of $50,000 for any year in which the price of gold is below $300 an ounce for the last three months of the calendar year.  In addition the Company shall have until March 31st of each year to determine whether it will continue with the lease.

Yeager Claims

Pursuant to an agreement dated July 9th, 2002, the Company entered into an agreement with Anglo Alaska Gold Corp. whereby it may earn a 100% interest in the 113 claim (13,020 acre) Yeager property by making cash payments totaling $225,000 over 7 years, by issuing 900,000 shares of the Company over 3 years and by issuing an additional 500,000 shares once the Company has expended over $1,000,000 in exploration expenditures.

Pursuant to an amendment dated March 31st and December 15th, 2004, the cash payments were reduced to US $185,000 payable over 7 years.

Subsequent to year-end, management has decided not to pursue further exploration on the property.  Accordingly, the associated acquisition and deferred exploration expenditures have been written-off during the year.

Tolovana Claims

During the year, the Company entered into an agreement with a third party (the “Seller”) whereby the Seller will transfer 100% of the rights via Quit Claim Deed to a 20 year lease on the Tolovana Gold Property in Alaska.  Under the terms of the agreement the Company will assume all of Seller's obligations under the Lease, which includes making annual payments of $1,000 per month for first 23 months increasing to $1,250 per month for the 24th - 48th months and increasing to $1,500 after the 49th month and for duration of the lease.  The Property is subject to a sliding scale NSR as follows:  1.5% NSR if gold is below $300, in the event the price of gold is between $300 - $400 a 2.0% NSR is in effect.  In the event that the price of gold is above $400, the Property is subject to a 3.0% NSR.  In addition, the Company has made a cash payment of US $7,500 on signing and will issue 400,000 shares on regulatory approval (issued) and an additional 200,000 shares within 30 days of a minimum 200,000 ounce mineral resource being calculated on property.  This clause is in effect for a period of 5 years from the date of the agreement.

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

The Company now owns, subject to underlying lease agreements, a 100% interest in the Golden Summit Property.  Part of the property is subject to Fairbanks’ 7% working interest (held in trust by the Company pursuant to the terms set out in (c) below and on which Fairbanks has granted the Company a power of attorney to manage all matters of such interest) and a 2% net smelter royalty in favor of Fairbanks.  See "Underlying Leases of the Golden Summit Property."  In consideration of the assignment of the Fairbanks Assignment Agreement, the Company agreed to pay and grant to Fairbanks the following:

(a)

100,000 shares of the Company within 10 days of regulatory approval to the agreement (which approval was granted and which shares have been issued) and subject to a one year restricted period imposed by applicable British Columbia law;

(b)

an aggregate of an additional 500,000 shares (restricted for one year as required by British Columbia law) of the Company following Exchange approval and issued as to 100,000 shares (a total of five tranches) upon each expenditure of $1,000,000 (to a total of $5,000,000) spent on the Golden Summit Property, subsequent to the Fairbanks Assignment Agreement, by the Company, or any party with whom it has contracted; the first 100,000 shares were issued on February 18, 1998, the second 100,000 shares were issued on February 20, 1999 and the third 100,000 shares were issued on March 1, 2001.  These shares are subject to a one year restricted period imposed by applicable British Columbia law.  An additional 100,000 shares have been reserved for issuance to Fairbanks Exploration as of the year-ended December 31, 2004;

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

a two (2%) percent NSR royalty.

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

On January 23rd, 2004, the Company entered into an Option/Joint Venture Agreement with Meridian Gold Inc. (“Meridian”) on areas at B.  Under the agreement the Golden Summit Property was divided into 4 areas, areas A, B, C and D.  The Meridian agreement granted Meridian an option to earn up to 70% interest in areas A and B (which includes the Newsboy parts of the Keystone Property and Fairbanks Exploration claims, and the Tolovana claims).  Meridian was also granted a one year first right of refusal on area C (which includes parts of the Keystone and Fairbanks Exploration and Yeager claims).  Exploration conducted in 2004 was funded by Meridian, and the option was terminated in February 2005.

The following italicized text was excerpted from a 43-101 Report prepared by Avalon Development Corporation entitled, “Executive Summary Report for the Golden Summit Project, Fairbanks Mining District, Alaska”, dated March 15th, 2005 and filed in conjunction with this Form 20F on SEDAR.

Arctic Ocean
Barrow
Deadhorse
Canada
Livengood A1 Quad
Golden Summit Project Claims
Nome
Fairbanks
ALASKA
0 Miles 50
Hooper Bay
Bering Sea
Anchorage
Attu
Juneau
Gulf of Alaska
50 0 200
Miles

Figure 1: Location map for the Golden Summit Project, Alaska

FREEGOLD RECOVERY - FAIRBANKS EXPLORATION INC.- CLAIM LIST

STATE MINING CLAIMS

All 40-acre claims located in the Fairbanks Recording District, Alaska

NO. CLAIM NAMESECTION TWNSHP/RNG/MERIDIAN ADL #

1 What's Next #1 24 T3N,R2E,Fairbanks 501821
2 What's Next #2 24 T3N,R2E,Fairbanks 501822
3 What's Next #3 24 T3N,R2E,Fairbanks 501823
4 What's Next #4 24 T3N,R2E,Fairbanks 501824
5 What's Next #5 22 T3N,R2E,Fairbanks 502196
6 What's Next #6 22 T3N,R2E,Fairbanks 502197
7 What's Next #7 22 T3N,R2E,Fairbanks 502198
8 What's Next #8 22 T3N,R2E,Fairbanks 502199
9 Crane #1 24 T3N,R2E,Fairbanks 502551
10 Crane #2 24 T3N,R2E,Fairbanks 502552
11 Crane #3 24 T3N,R2E,Fairbanks 502553
12 Crane #4 24 T3N,R2E,Fairbanks 501930
13 Anticline #1 24 T3N,R2E,Fairbanks 501825
14 Anticline #2 24 T3N,R2E,Fairbanks 501836
15 Ruby 3A Fraction 25 T3N,R1E,Fairbanks 515911
16 Ruby 4A Fraction 25 T3N,R1E,Fairbanks 515912
17 Ruby 5 Fraction 25 T3N,R1E,Fairbanks 515913
18 Ruby 6 Fraction 25 T3N,R1E,Fairbanks 515914
19 Ruby 7 Fraction 25 T3N,R1E,Fairbanks 515915
20 Ruby 8 Fraction 30 T3N,R2E,Fairbanks 515916
21 Ruby 9 Fraction 30 T3N,R2E,Fairbanks 515917
22 Ruby 10 Fraction 30 T3N,R2E,Fairbanks 515918
23 Ruby 11 Fraction 30 T3N,R2E,Fairbanks 515919
24 Ruby 12 Fraction 29 T3N,R2E,Fairbanks 515920
25 Ruby 13 Fraction 29 T3N,R2E,Fairbanks 515921
26 Ruby 14 Fraction 29 T3N,R2E,Fairbanks 515922
27 Ruby 15 Fraction 29 T3N,R2E,Fairbanks 515923
28 Ruby 16 Fraction 28 T3N,R2E,Fairbanks 515924
29 Ruby 17 Fraction 28 T3N,R2E,Fairbanks 515925
30 Ruby 18 Fraction 28 T3N,R2E,Fairbanks 515926
31 Ruby 19 Fraction 28 T3N,R2E,Fairbanks 515927

NEWSBOY PROPERTY- CLAIMS LIST

All 40-acre claims located in the Fairbanks Recording District, Alaska

N0. CLAIM NAME SECTION TWNSHP/RNG/MERIDIAN ADL #

1 Greenback 1 35 T3N,R1E,Fairbanks 359771
2 Greenback 2 35 T3N,R1E,Fairbanks 359772
3 Greenback 3 26 T3N,R1E,Fairbanks 361184
4 Greenback 4 25 T3N,R1E,Fairbanks 505192
5 Newsboy 26 T3N,R1E,Fairbanks 333135
6 Newsboy Extension 25 T3N,R1E,Fairbanks 333136

KEYSTONE MINES INC. PROPERTY- CLAIMS LIST

All 40-acre claims located in the Fairbanks Recording District, Alaska

NO. CLAIM NAME SECTION TWNSHP/RNG/MERIDIAN ADL #
___________________________________________________________________________
1 Blueberry 21 T3N,R2E,Fairbanks 308497
2 Robin 1 28 T3N,R2E,Fairbanks 308498
3 Robin 2 29 T3N,R2E,Fairbanks 308499
4 Robin 3 29 T3N,R2E,Fairbanks 308500
5 Robin 4 29 T3N,R2E,Fairbanks 308501
6 Robin 5 29 T3N,R2E,Fairbanks 308502
7 Robin 6 30 T3N,R2E,Fairbanks 308503
8 Ing Fraction 22 T3N,R2E,Fairbanks 315014
9 Gene Fraction 22 T3N,R2E,Fairbanks 315015
10 Beta Fraction 22 T3N,R2E,Fairbanks 315016
11 Alpha Fraction 21,22 T3N,R2E,Fairbanks 315017
12 Arnold Fraction 22 T3N,R2E,Fairbanks 315018

KEYSTONE MINES INC. PROPERTY- CLAIM LIST

FEDERAL MINING CLAIMS

All Claims Located in the Fairbanks Recording District, Alaska

NO. CLAIM NAME SECTION TWNSHP/RNG/MERIDIAN BLM F#

1 Alabama 30 T3N,R2E,Fairbanks F45603
2 Disc. on Bedrock Cr. 24,25 T3N,R1E,Fairbanks F45604
3 July #1 30 T3N,R2E,Fairbanks F45605
4 July #2 30 T3N,R2E,Fairbanks F45606
5 July #3 30 T3N,R2E,Fairbanks F45607
6 July Frac. #4 30 T3N,R2E,Fairbanks F45608
7 Liberty Lode #1 30 T3N,R2E,Fairbanks F45609
8 Liberty Lode #2 30 T3N,R2E,Fairbanks F45610
9 Liberty Lode #3 30 T3N,R2E,Fairbanks F45611
10 Millsite Fraction 30 T3N,R2E,Fairbanks F45612
11 New York Mineral 24,25 T3N,R1E,Fairbanks F45613
12 No Name 30 T3N,R2E,Fairbanks F45614
13 #1 Above Disc. on
Bedrock Creek 30 T3N,R2E,Fairbanks F45615
14 Snow Drift 19 T3N,R2E,Fairbanks F45616
15 Texas 19 T3N,R2E,Fairbanks F45617
16 Wyoming Quartz 30 T3N,R2E,Fairbanks F45618
17 Wyoming Frac. 25 T3N,R1E,Fairbanks F45619
18 Button Weezer 27,28 T3N,R2E,Fairbanks F45620
19 Caribou Frac. 21,28 T3N,R2E,Fairbanks F45621
20 Caribou #1 21,22 T3N,R2E,Fairbanks F45622
21 Caribou #2 21,22 T3N,R2E,Fairbanks F45623
22 Fern 28 T3N,R2E,Fairbanks F45624
23 Free Gold 21 T3N,R2E,Fairbanks F45625
24 Henry Ford #1 28 T3N,R2E,Fairbanks F45626
25 Henry Ford #2 21 T3N,R2E,Fairbanks F45627
26 Henry Ford #3 28 T3N,R2E,Fairbanks F45628
27 Henry Ford #4 28 T3N,R2E,Fairbanks F45629
28 Laughing Water 21 T3N,R2E,Fairbanks F45630
29 Little Jim 28 T3N,R2E,Fairbanks F45631
30 Minnie Ha Ha 21 T3N,R2E,Fairbanks F45632
31 Pennsylvania 21 T3N,R2E,Fairbanks F45633

32 Ruth Frac. 21 T3N,R2E,Fairbanks F45634
33 Speculator 28 T3N,R2E,Fairbanks F45635
34 Wolf Lode 20,21 T3N,R2E,Fairbanks F45636
35 Bonus 22 T3N,R2E,Fairbanks F45637
36 Don 15,22 T3N,R2E,Fairbanks F45638
37 Durando 22 T3N,R2E,Fairbanks F45639
38 Edythe 15,22 T3N,R2E,Fairbanks F45640
39 Flying Joe 22 T3N,R2E,Fairbanks F45641
40 Gold Point 22 T3N,R2E,Fairbanks F45642
41 Helen S. 23 T3N,R2E,Fairbanks F45643
42 Hi Yu 23 T3N,R2E,Fairbanks F45644
43 Hi Yu Millsite 23 T3N,R2E,Fairbanks F45645
44 Homestake 23 T3N,R2E,Fairbanks F45646
45 Inez 22 T3N,R2E,Fairbanks F45647
46 Insurgent #1 23 T3N,R2E,Fairbanks F45648
47 Insurgent #2 23 T3N,R2E,Fairbanks F45649
48 Julia 15,22 T3N,R2E,Fairbanks F45650
49 Jumbo 22 T3N,R2E,Fairbanks F45651
50 Laura 22 T3N,R2E,Fairbanks F45652
51 Lillian 23 T3N,R2E,Fairbanks F45653
52 Long Shin 23 T3N,R2E,Fairbanks F45654
53 Mame 14,15 T3N,R2E,Fairbanks F45655
54 Mayflower 22,27 T3N,R2E,Fairbanks F45656
55 Mohawk 22 T3N,R2E,Fairbanks F45657
56 #1 Moose Gulch 23 T3N,R2E,Fairbanks F45658
57 #2 Moose Gulch 23 T3N,R2E,Fairbanks F45659
58 N.R.A. 15 T3N,R2E,Fairbanks F45660
59 Nars 22,23 T3N,R2E,Fairbanks F45661
60 O'Farrel Frac. 23 T3N,R2E,Fairbanks F45662
61 Ohio 22 T3N,R2E,Fairbanks F45663
62 Rand 23 T3N,R2E,Fairbanks F45664
63 Red Top 22 T3N,R2E,Fairbanks F45665
64 Rob 23 T3N,R2E,Fairbanks F45666
65 Royalty 15 T3N,R2E,Fairbanks F45667
66 Santa Clara Frac. 23 T3N,R2E,Fairbanks F45668
67 Summit 22,23 T3N,R2E,Fairbanks F45669
68 Sunnyside 22 T3N,R2E,Fairbanks F45670
69 Teddy R. 23 T3N,R2E,Fairbanks F45671
70 Yankee Doodle 23 T3N,R2E,Fairbanks F45672
71 Insurgent #3 14,23 T3N,R2E,Fairbanks F45673
72 Roy 23 T3N,R2E,Fairbanks F45674

Patented Claims (Annual Labor/Rentals Not Required)

73	Freegold	19		T3N,R2E,Fairbanks	MS821
74	Colorado	19,30		T3N,R2E,Fairbanks	MS1639
75	California	19,30		T3N,R2E,Fairbanks	MS1639
76	Pauper's Dream	30		T3N,R2E,Fairbanks	MS1639
77	Idaho	30		T3N,R2E,Fairbanks	MS1639
78	Keystone	20,21		T3N,R2E,Fairbanks	MS1607
79	Kawalita	20,21		T3N,R2E,Fairbanks	MS1607
80	Fairbanks	21		T3N,R2E,Fairbanks	MS1607
81	Hope		21	T3N,R2E,Fairbanks	MS1607
82	Willie		21	T3N,R2E,Fairbanks	MS2198
83	Marigold	21,28		T3N,R2E,Fairbanks	MS2198
84	Pioneer		21	T3N,R2E,Fairbanks	MS2198
85	Henry Ford	21,28		T3N,R2E,Fairbanks	MS2198
86	Henry Clay	21		T3N,R2E,Fairbanks	S2198

FREEGOLD RECOVERY INC. USA PROPERTY

CLAIMS LIST

All 40-acre claims located in the Fairbanks Recording District, Alaska

NO. CLAIM NAME SECTION TWNSHP/RNG/MERIDIAN ADL #

1 FRG # 1 31 T3N,R2E,Fairbanks 558129
2 FRG # 2 31 T3N,R2E,Fairbanks 558130
3 FRG # 3 31 T3N,R2E,Fairbanks 558131
4 FRG # 4 31 T3N,R2E,Fairbanks 558132
5 FRG # 5 32 T3N,R2E,Fairbanks 575592
6 FRG # 6 32 T3N,R2E,Fairbanks 575593
7 Erik 1 18 T3N,R2E,Fairbanks 574226
8 Erik 2 18 T3N,R2E,Fairbanks 574227
9 Erik 3 18 T3N,R2E,Fairbanks 574228
10 Kelly 1 27 T3N,R2E,Fairbanks 574122
11 Kelly 2 27 T3N,R2E,Fairbanks 574123
12 Kelly 3 27 T3N,R2E,Fairbanks 574124
13 Kelly 4 27 T3N,R2E,Fairbanks 574125
14 Kelly 5 27 T3N,R2E,Fairbanks 574126
15 Kelly 6 27 T3N,R2E,Fairbanks 574127
16 Starbuck 1 16 T3N,R3E,Fairbanks 574128
17 Starbuck 2 16 T3N,R3E,Fairbanks 574129
18 Starbuck 3 16 T3N,R3E,Fairbanks 574130
19 Starbuck 4 16 T3N,R3E,Fairbanks 574131
20 Butterfly 1 33 T3N,R3E,Fairbanks 575583
21 Butterfly 2 33 T3N,R3E,Fairbanks 575584
22 Butterfly 3 33, 34 T3N,R3E,Fairbanks 575585
23 Butterfly 4 3, 4 T2N,R3E,Fairbanks 575586

24 Butterfly 5 3 T2N,R3E,Fairbanks 575587
25 Butterfly 6 34 T3N,R3E,Fairbanks 575588
26 Butterfly 7 34 T3N,R3E,Fairbanks 575589
27 Butterfly 8 33 T3N,R3E,Fairbanks 575590
28 Eldorado #1 27 T3N,R1E,Fairbanks 575591

ANGLO ALASKA GOLD PROPERTY - CLAIMS LIST

All Claims Located in the Fairbanks Recording District, Alaska

No.	Name	Acreage	Township	Range	Sec.	ADL#
1	MC 1	160	3N	2E	14	604810
2	MC 2	160	3N	2E	14	604811
3	MC 3	160	3N	2E	13	604812
4	MC 4	160	3N	2E	13	604813
5	MC 5	160	3N	2E	13	604814
6	MC 6	40	3N	2E	14	604815
7	MC 7	40	3N	2E	13	604816
8	MC 8	40	3N	2E	13	604817
9	MC 9	40	3N	2E	13	604818
10	WC 1	160	3N	3E	17	604819
11	WC 2	160	3N	3E	17	604820
12	Marshall 1	40	3N	1E	10	604841
13	Marshall 2	160	3N	1E	10	604842
14	Marshall 3	160	3N	1E	11	604843
15	Marshall 4	160	3N	1E	11	604844
16	Marshall 5	160	3N	1E	12	604845
17	Marshall 6	40	3N	1E	12	604846
18	Marshall 7	40	3N	1E	16	604847
19	Marshall 8	160	3N	1E	16	604848
20	Marshall 9	160	3N	1E	15	604849
21	Marshall 10	160	3N	1E	15	604850
22	Marshall 11	40	3N	1E	16	604851
23	Marshall 12	160	3N	1E	15	604852
24	Marshall 13	160	3N	1E	15	604853
25	Pilot 1	160	3N	2E	8	604854
26	Pilot 2	160	3N	2E	8	604855
27	Pilot 3	160	3N	2E	9	604856
28	Pilot 4	160	3N	2E	9	604857
29	Pilot 5	160	3N	2E	10	604858
30	Pilot 6	160	3N	2E	10	604859
31	Pilot 7	160	3N	2E	8	604860
32	Pilot 8	160	3N	2E	8	604861
33	Pilot 9	40	3N	2E	9	604862
34	Pilot 10	40	3N	2E	9	604863
35	Pilot 11	160	3N	2E	9	604864
36	Pilot 12	160	3N	2E	10	604865
37	Pilot 13	160	3N	2E	10	604866
38	Pilot 14	40	3N	2E	17	604867
39	Pilot 15	40	3N	2E	17	604868
40	Pilot 16	40	3N	2E	17	604869
41	Pilot 17	160	3N	2E	17	604870
42	Pilot 18	160	3N	2E	16	604871
43	Pilot 19	160	3N	2E	16	604872

44	Pilot 20	160	3N	2E	15	604873
45	Pilot 21	160	3N	2E	15	604874
46	Captain 1	160	3N	2E	11	604875
47	Captain 2	160	3N	2E	11	604876
48	Captain 3	160	3N	2E	12	604877
49	Captain 4	160	3N	2E	12	604878
50	Captain 5	160	3N	3E	7	604879
51	Captain 6	160	3N	3E	7	604880
52	Captain 7	160	3N	3E	8	604881
53	Captain 8	160	3N	3E	8	604882
54	Captain 9	40	3N	3E	9	604883
55	Captain 10	40	3N	3E	9	604884
56	Captain 11	40	3N	3E	9	604885
57	Captain 12	40	3N	3E	9	604886
58	Captain 13	40	3N	3E	9	604887
59	Captain 14	40	3N	3E	9	604888
60	Captain 15	40	3N	3E	9	604889
61	Captain 16	40	3N	3E	9	604890
62	Captain 17	160	3N	3E	10	604891
63	Captain 18	160	3N	3E	10	604892
64	Captain 19	160	3N	2E	11	604893
65	Captain 20	160	3N	2E	11	604894
66	Captain 21	160	3N	2E	12	604895
67	Captain 22	160	3N	2E	12	604896
68	Captain 23	160	3N	3E	7	604897
69	Captain 24	160	3N	3E	7	604898
70	Captain 25	40	3N	3E	8	604899
71	Captain 26	40	3N	3E	8	604900
72	Captain 27	40	3N	3E	8	604901
73	Captain 28	40	3N	3E	8	604902
74	Captain 29	160	3N	3E	9	604903
75	Captain 30	160	3N	3E	9	604904
76	Captain 31	160	3N	3E	10	604905
77	Captain 32	160	3N	3E	10	604906
78	Captain 33	20	3N	3E	16	604907
79	Captain 34	160	3N	3E	16	604908
80	Captain 35	160	3N	3E	15	604909
81	Captain 36	160	3N	3E	15	604910
82	Koko 1	160	4N	3E	32	604911
83	Koko 2	160	4N	3E	32	604912
84	Koko 3	160	4N	3E	33	604913
85	Koko 4	160	4N	3E	33	604914
86	Koko 5	160	4N	3E	32	604915
87	Koko 6	160	4N	3E	32	604916
88	Koko 7	160	4N	3E	33	604917
89	Koko 8	160	4N	3E	33	604918
90	Koko 9	160	3N	3E	5	604919
91	Koko 10	160	3N	3E	5	604920
92	Koko 11	160	3N	3E	4	604921
93	Koko 12	160	3N	3E	4	604922
94	Koko 13	40	3N	3E	3	604923
95	Koko 14	40	3N	3E	3	604924
96	Koko 15	40	3N	3E	3	604925

97	Koko 16	40	3N	3E	3	604926
98	Koko 17	160	3N	3E	3	604927
99	Koko 18	160	3N	3E	5	604928
100	Koko 19	160	3N	3E	5	604929
101	Koko 20	40	3N	3E	4	604930
102	Koko 21	40	3N	3E	4	604931
103	Koko 22	40	3N	3E	4	604932
104	Koko 23	40	3N	3E	4	604933
105	Koko 24	40	3N	3E	4	604934
106	Koko 25	40	3N	3E	4	604935
107	Koko 26	40	3N	3E	4	604936
108	Koko 27	40	3N	3E	4	604937
109	Koko 28	40	3N	3E	3	604938
110	Koko 29	40	3N	3E	3	604939
111	Koko 30	40	3N	3E	3	604940
112	Koko 31	40	3N	3E	3	604941
113	Koko 32	160	3N	3E	3	604942

TOLOVANA  PROPERTY

CLAIMS LIST

All 40-acre claims located in the Fairbanks Recording District, Alaska

NO. CLAIM NAME SECTION TWNSHP/RNG/MERIDIAN ADL #

1 VHD –AMS #1 25 T3N,R1E,Fairbanks 344681
2 VHD –AMS #2 . 25 T3N,R1E,Fairbanks 344682
3 VHD –AMS #3 25 T3N,R2E,Fairbanks 344683

FEDERAL CLAIMS LISTS

NO. CLAIM NAME SECTION TWNSHP/RNG/MERIDIAN FF#

1 Willow Creek #1 25,26 T3N,R1E,Fairbanks 24963
2 Willow Creek #2 25 T3N,R1E,Fairbanks 24964
3 Willow Creek #3 25 T3N,R2E,Fairbanks 24965
4 Willow Creek #4 25 T3N,R2E,Fairbanks 24966

The Golden Summit project is located approximately 20 road miles north of Fairbanks, Alaska. The Golden Summit project consists of 14 patented Federal lode claims, 76 unpatented Federal lode claims and 193 State of Alaska mining claims covering approximately 18,781 acres. The claims are registered under various owners and claim names .  Mineral rights in this part of Alaska are administered by the State of Alaska (State claims) and the US Bureau of Land Management (federal claims).  Annual rents vary according to type of claim, claim size and age and are due and payable by August 31 of each year for unpatented federal mining claims and by November 30 of each year for State mining claims.  Total 2004-2005 rents due for federal claims total $9,500  while rentals due on State claims total $ 16,030.  Claim rentals are paid in lieu of annual labor for unpatented federal claims while annual work commitment on State mining claims total $2.50 per acre per year. Amounts spent in excess of these levels are bankable on State mining claims for up to four years into the future.  All claims on the Golden Summit project currently are in good standing. The land on which the project is situated is zoned as Mineral Land by the Fairbanks North Star Borough, giving mineral development activities first priority use.  There currently are no unusual social, political or environmental encumbrances to mining on the project.  Two open pit gold mines currently operate within 5 miles of the Golden Summit project, Fort Knox and True North, both operated by Kinross Gold. Other than the 14 patented mining claims (fee simple lands) the claims of the Golden Summit project have not been surveyed by a registered land or mineral surveyor and there is no State or federal law or regulation requiring such surveying.  Survey plats for all patented mining claims are open to public inspection at the Bureau of Land Management. Freegold currently holds two valid Hardrock Exploration Permits on the project.  Additional permits for future work will be acquired from the US Bureau of Land Management and Alaska Department of Natural Resources on an as-needed basis.

There are over 80 known documented mineral occurrences on the Golden Summit Property.  Significant areas are discussed in greater detail in the Exploration section of this Form 20F.

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

Freegold acquired an interest in the Golden Summit project in mid-1991 and since then has conducted extensive mapping, soil sampling, trenching, rock sampling, core and reverse circulation drilling and geophysical surveys on the project (Freeman, 1991; Galey and others, 1993; Freeman and others, 1996; Freeman and others, 1998, Freeman, 2003). Over 18,000 feet of trenching have been completed along with  78,177 feet of core and reverse circulation drilling in  188 holes. A total of 7,729 soil samples have been collected.  A total of  7,974 man-days of work have been completed during 11  separate work programs.  Total expenditures during that period amount to $ 7.3 million.

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

Current maps for the Fairbanks District indicated that rocks of the Fairbanks Schist and Cleary Sequence have been over thrust from the northeast by eclogite to amphibolite facies rocks of the Chatanika terrane (Newberry and others, 1996).  The Chatanika terrane consists of quartz muscovite schist, carbonaceous quartzite, impure marble, garnet feldspar muscovite schist, and garnet-pyroxene eclogite that have yielded Ordovician Ar40/Ar39 age dates. Motion on the Chatanika thrust fault has been dated at approximately 130 million years (Douglas, 1997) and resulted in structural preparation of favorable host units in the Chatanika terrane and adjacent lower plate rocks. Diamond drilling and trenching completed on the Golden Summit project by Freegold in 2003 and 2004 encountered Chatanika Terrane rocks over a mile south of the mapped contact of the Chatanika Terrane and suggest that the contact between the upper and lower plate is in fact a series of en-echelon low angle structures. This mixed terrane can be distinguished on airborne magnetics maps as a zone of intermediate magnetic intensity that is less than the highly magnetic rocks of the Chatanika Terrane but more magnetic that the Fairbanks Schist. The ramifications of this hypothesis are discussed under “Mineralization”.

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

In February 2002 Freegold completed approximately 4.5 line kilometers of capacitive coupled resistivity and very low frequency electromagnetic (VLF-EM) geophysical surveys in the Cleary Hill mine area.  These surveys were designed to better define the structures which host high-grade gold mineralization intersected in drilling conducted by the company in 1996 through 2000.  Known veins and shear zones covered by the capacitive coupled resistivity survey returned resistivity highs suggesting this geophysical tool may be useful in locating high grade structures elsewhere on the project.

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

Table 3: 2002 Trench assays from Currey zone, Golden Summit Project.

Trench	From (feet)	To (feet)	Interval (feet)	Au (opt)
CU0201	5	15	10	0.039
CU0203	110	120	10	0.166
CU0203	275	300	25	0.047
CU0203	350	355	5	0.244
CU0204	160	170	10	0.125
CU0205	70	105	35	0.030
CU0205	210	215	5	0.193
CU0205	240	245	5	0.337
CU0205	270	275	5	0.062
CU0206	120	130	10	0.040
CU0206	157	186	29	0.034

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

In March 2003 Freegold completed 3 diamond drill holes (1,351.5 feet) to test the multiple veins known to exist between the Cleary Hill and Wyoming veins   As expected, these holes intercepted several significant grade-thickness intervals which correlate with veins and shear zones encountered in previous drilling and trenching. Details of this program are presented under “Drilling”.

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

During early 2004 a total of 6 diamond drill holes (4,960.5 feet) were drilled at the Cleary Hill mine prospect to confirm both the structural and grade continuity of a portion of the Cleary Hill vein system. The drill program successfully intersected the Cleary Hill Vein 125 meters below the previously mined workings and indicated the presence of additional mineralized zones above and below the projection of the Cleary Hill Vein.  The drilling confirmed the old mine longitudinal sections, dating back to the 1940’s, which accurately portray the trend of high grade mineralization associated with the Bankers Stope chute on the Cleary Hill vein. These sections indicate the presence of several other mineralized vein systems and which can be used to guide additional drilling within the Cleary Hill area.  Freegold has drilled below the old Cleary Hill mine workings along an approximate 240 meter strike length. Underground workings extend over 800 meters along strike of the Cleary Hill vein. A significant number of other mineralized veins and structures were intercepted in the hanging wall (south) of the Cleary Hill vein.  Details of this program are presented under “Drilling”.

Newsboy Mine: Similar to the Cleary Hill vein swarm, the Newsboy mine area is located along the Dolphin trend, a district scale northeast trending structure which passes through and may control mineralization at the Dolphin deposit and in the Cleary Hill mine area (Figure 5).  The Newsboy mine was the fourth-largest historic lode gold producer in the Fairbanks district. . It produced approximately 35,000 ounces of gold at an average grade of 1.0 opt prior to World War II and has not mined since that time.  All of the Newsboy’s previous production came from above the 350 foot level of the mine.  Two old unregistered maps are all that remains of the subsurface mine records from the Newsboy. Previous production was derived from a northeast striking, steeply north dipping vein with mining widths reaching up to 14 feet thick near the shaft on the 115 foot level.  Stockwork veins apparently were more common at Newsboy than discrete single quartz veins and gold mineralization was present in sulfide-bearing country rock which hosted the shear zones.  Post-mineral cross-faults clearly plagued previous mine operators and present a significant challenge to future exploration.  The only recent drilling at the Newsboy project was in early 1995 when a 1,113 foot core hole was drilled by Placer Dome to settle a debt they owed to Freegold.  This hole intercepted 20 feet grading 0.066 opt gold (2.27 gpt) from 180 to 200 feet but the projected Newsboy shear at 622 to 683 feet was weakly mineralized (< 100 ppb Au). Given what has been learned since then about the rake of individual chutes within a given structure, multiple drill holes will be required to determine the location and rake of these chutes within the Newsboy system.  The bottom portion of the hole (1033 to 1092) contained highly anomalous lead-zinc mineralization associated with stratabound(?) massive sulfide lenses hosted by black chloritic schist of the middle Cleary Sequence.  Similar sulfide lenses were intercepted in both the Cleary Hill and Tolovana programs in 2004 and this same type of mineralization is present several miles to the east in the Christina and Nordale underground workings where some of the massive sulfide lenses reach ten feet in true thickness.

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

American Eagle: The American Eagle mine is situated in the south-central portion of the Golden Summit project. Past production of approximately 60,000 ounces grading 1.6 opt gold came primarily from within 500 feet of the main shaft (shaft bottom at 270 feet) and primarily north of the shaft collar. The American Eagle vein strikes N80W and dips steeply southwest. The northern extension of the American Eagle vein is known as the Kawalita vein and northern-most extent of the American Eagle vein is known as the Christina vein. Together the south-dipping American Eagle – Kawalita – Christina vein system extends for over 6,000 feet along strike.  Alaska Gold’s predecessor company, Fairbanks Exploration, mined the property from 1938 to 1942 and maintained it in standby mode from 1942 to 1952.  Although Placid Oil drilled a number of holes in the American Eagle area in the period 1978-1994, they suffer the same problems as all other Placid drill holes – poor recovery in the shears and veins.

In addition, the American Eagle sits in what has been called the Saddle zone which hosts the highest density of veins, across strike, of any area of the Golden Summit project.  This prospect, drilled by IMC and BP, contains a number of distinct high-grade veins, including the McCarty (Chatham), American Eagle (Kawalita-Christina), Henry Ford, Pioneer, Pennsylvania and

Ebberts veins (Figure 10). The American Eagle mine produced approximately 60,000 ounces of gold at an average grade of 1.6 opt prior to 1942.  Lesser high grade vein production came from the McCarty – Chatham, Pioneer, Pennsylvania and Ebberts veins.  In the late 1960’s IMC recognized the bulk tonnage potential of pervasive quartz – sericite - sulfide alteration in wall rocks adjacent to these veins and conducted limited exploration to determine its viability.  Resources were estimated but the coarse nature of the drilling renders the data useful only from a qualitative standpoint (Pilkington, 1970).

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

Hi Yu Mine: The Hi Yu mine area is located at the intersection of a district scale northeast trending structure and a swarm of northwest trending high-grade gold quartz veins (Figure 10).  The Hi Yu mine was mined from adits on four levels over a strike length of approximately 3,400 feet between 1914 and 1942. It produced approximately 110,000 ounces of gold at an average grade of 1.6 opt, second only to the Cleary Hill Mine in the Fairbanks District (Freeman and others, 1996).  Mineralization was controlled by a N80W striking, steeply southwest dipping vein.  Approximately 500 feet of elevation separated the mine level (discovery) adit on the southeast end of the mine from the upper or No. 1 adit on the northwest end of the mine. Unlike most of the other veins in the area, historical records indicate gold values were found in the host rock around the quartz veins suggesting the potential for something other than zero-grade dilution in a resource calculation. In addition, Au:Ag ratios for samples from the Hi Yu are considerably lower than on the western end of the property, perhaps indicating higher levels of exposure at the current erosional level. The prospect was inactive from 1942 to 1984 when Placid Oil Company conducted dozer trenching and drilled a total of 8,205 feet in 19 diamond core holes.  Placid Oil's efforts indicated that stoping along the western extension of the Hi Yu shear zone was more extensive than indicated in existing literature.  Additional diamond core drilling in 1985 on the Hi Yu shear consisted of 2 holes (515 feet) on the Hi Yu shear zone. Existing records suggest the Hi Yu vein was mined for at least 1,875 feet in the upper or No. 1 adit which brings underground development to within 400 feet of the Rob Roy prospect, an intrusive-hosted occurrence last mined in 1918 and probably on the same vein structure as the Hi Yu workings.  In 1985 Placid Oil drilled two holes near the Rob Roy shaft (3HY-85, -70o, bearing 135o, TD 140’ and 4HY-85, -70o, bearing 225o, TD=123’).  These holes did not encounter significant high grade gold mineralization. Limited information is available from these holes and no attempt has been made to compile existing records on the property into a coherent GIS database.  In 1998 Freegold drilled two widely spaced RC holes in the Hi Yu area. Hole IAR9802 tested a zone of alteration exposed in a series of shafts and prospect cuts along the northwestern projection of the Hi Yu vein.  Anomalous gold, arsenic, antimony and sporadic bismuth in older shovel soil samples also followed the general trend of the vein.  This hole intersected thick intervals of anomalous gold but did not intercept high grade mineralization.  IAR9803 tested the projection of low-grade disseminated gold mineralization in the footwall of the Hi Yu vein.  Information relating to this possible mineralization was discovered on old Hi Yu mine maps.  Starting at 90 feet the hole intercepted 55 feet grading 0.028 opt Au, and 0.843 opt Ag.  No follow-up work was conducted and the Hi Yu vein itself was never tested.

Deep Targets: Although drilling efforts in 2004 were directed at targets below those previously tested at Cleary Hill and Tolovana, none of our drilling has tested any prospect below about 800 feet. Evidence from past mining suggest gold mineralization at Golden Summit extends for over 1,00 feet of vertical relief between the surface outcrops of the Robinson prospect (elevation 2,150 feet) and the lowest elevation where mining was documented (Tolovana shaft, elevation 1,150 feet).  Drilling on the Kristina vein by Placid Oil intercepted high grade gold mineralization up to 1,000 feet below surface and gold-bearing veins at Fort Knox have now been intercepted over a vertical distance of at least 2,200 feet without apparent change to the high grade character of the structure but with significant changes to the texture of the mineralization.  On Golden Summit itself, we know virtually nothing about the deep high grade potential of the over 80 gold occurrences in the project area.  Given the propensity of mesothermal systems to extend to depths in excess of 5,000 feet, it is conceivable that one or more of the vein systems known to exist on the Golden Summit project are host to currently attractive resources at depths well in excess of 1,000 feet below current erosions surface.  Large diameter core holes should be considered at selected targets at the Cleary Hill, Tolovana, Dolphin, Newsboy, American Eagle – Kawalita – Christina and Hi Yu prospects. The purpose of these holes, all targeted to depths in excess of 3,000 feet using PQ-diameter core, would be to determine the dip extent of mineralization below known high-grade surface showings and to determine if the style of mineralization, the host rocks or associated metals or alteration change with depth and if so, do the deeper targets merit priority attention in the near future.  Prior collaring these holes, high priority target areas should be subjected to close-spaced ground gravity surveys to help outline areas of lower density which often are related to buried intrusives and silicate alteration.  Regional-scale gravity work presented in a recent Alaska Miners Assoc. convention workshop indicated the Fairbanks District is situated within a 30 km by 20 km gravity low which is interpreted to be a large intrusive system, much as was predicted using Vic Wall’s Thermal Aureole Gold (TAG) model.

Tolovana: In addition to the drilling conducted in the Cleary Hill Mine area, 1,790 feet of backhoe trenching was completed at the Tolovana prospect in August 2004. Trenches were mapped and samples were collected on 5-foot centers and returned significant gold values hosted in both schist and intrusive rocks (Table 6). Grab samples were collected to identify, more specifically, the mode of gold occurrences. The majority of gold values occurred in primarily in discrete quartz veins, with values ranging from 15 ppb gold to a seven inch quartz vein which graded 95.8 gpt gold. Gold mineralization in channel samples occurs in shear zones and discrete quartz veins hosted in lower plate rocks of the Fairbanks Schist, upper plate rocks of the Chatanika terrane and mid-Cretaceous intrusive rocks of the Dolphin stock. Gold mineralization is associated with highly anomalous arsenic (maximum +1%), antimony (maximum +1%) and lead (maximum of 5.78%) and sporadic anomalous tungsten (maximum of 140 ppm), zinc (maximum of 2,370 ppm) and silver (maximum of 189 ppm). Structures hosting gold mineralization strike generally east-west and dip moderately to steeply to the south, an observation in agreement with measurements taken during historic underground mining operations on the former Tolovana mine.

Trenching results were followed up with a 7 hole, 3,584 foot diamond drill program in October 2004.

Trench #	From Feet	To Feet	Interval	Au – gpt	Au - opt
7E	0	155	155	0.572	0.017
7E	85	115	30	1.624	0.047
Cut 5	0	5	5	7.730	0.225
East	250	310	60	1.066	0.031
Zeba	0	130	130	1.377	0.040
Zeba	15	30	15	4.185	0.122
Zeba	75	80	5	7.800	0.228

Results of this program are discussed under “Drilling”.

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

The major historic lode gold mines of the Golden Summit project derived their production primarily from northwest and northeast trending high angle, low sulfide, gold-polymetallic quartz veins and shear zones which transect lower plate rocks of the Cleary sequence (Pilkington, 1969l; Freeman and others, 1996).  These shear zones are characterized by a metal suite containing free gold with tetrahedrite, jamesonite/boulangerite, arsenopyrite, stibnite and scheelite with minor base metals.  Fluid inclusion data suggest mineralization was associated with high CO2, low salinity fluids at temperatures average 350oC. Lead and sulfur isotope data, tellurium geochemistry and tourmaline compositions suggest a strong plutonic component to the Golden Summit shear hosted mineralization (McCoy and others, 1997).

Drilling

Drilling completed on the Golden Summit project includes with 78,177 feet of core and reverse circulation drilling in 188 holes.  Drilling was conducted by third-party contractors in 1992, 1994-98, 2000, 2003 and 2004 and consisted of both diamond core and down-hole hammer reverse circulation drilling.  All drilling conducted during these programs was managed by Avalon Development and was conducted by local and national drilling contractors.  Reverse circulation samples consisted of one-eighth splits of each 5-foot interval while all core samples were sawed one-half splits of variable length depending on visible geological criteria.  Reclamation and hole plugging have been completed for all of the drilling done on the Golden Summit project between 1992 and 2003. Reclamation work remains at the Cleary Hill and Tolovana prospects however current permits allow these sites to remain open for additional exploration through the end of 2006.

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

The strike of the Currey zone in the 1939 drift is N80oE with a 55o south dip.  This strike and dip is consistent with other vein orientations in the Cleary Hill mine area. Based on these data the 64 foot thick drill intercept in hole CHD00-1 has a true width of approximately 63 feet and projects to the surface approximately 220 feet north of the collar of hole CHD00-1. Old trenches and prospect pits are common in the area but are caved and overgrown with vegetation so they provide no information regarding previous work on the Currey zone.  Available records do not describe anything like the Currey breccia which suggests it was not mined or explored by previous prospectors or mine operators.

Gold mineralization in the Currey zone drill core intercept is marked by strong pervasive poly-phase quartz veining, localized black quartz flooding (possible fine grained sulfides?), pervasive sericite alteration and multiple event brecciation and silicification (Freeman, 2001).  Coarse grained euhedral pyrite is common and is accompanied by extremely fine grained dark gray sulfides or sulfosalts which are normally present in high grade vein deposits in the district.  Open space vugs with dogtooth quartz crystals occur locally.  The interval from 235 feet to 240 feet contains exotic fragments of sericite altered medium grained granodiorite cut by numerous thin (<1 mm) quartz veinlets. This interval grades 6.37 gpt gold, 7,054 ppm arsenic and 221 ppm antimony. Veinlets within the intrusive fragments terminate at the fragment boundary indicating the intrusive was cut by quartz veins and subjected to sericitic alteration prior to being included in the Currey zone breccia. Except for the higher quartz vein volume in the Currey zone intrusive fragments, the intrusive itself looks very similar to the Dolphin intrusive which crops out only 1,500 feet to the southwest (Freeman, 1996a; Freeman, 1996c;.  This is the first time mineralized intrusive has been intercepted in the Cleary Hill area.  Its presence strengthens the theory that the Dolphin shear zone is genetically related to gold mineralization in the Cleary Hill mine area.

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

In March 2003 Freegold completed 3 diamond drill holes (1,351.5 feet) to test the multiple veins known to exist between the Cleary Hill and Wyoming veins).  As expected, these holes intercepted several significant grade-thickness intervals which correlate with veins and shear zones encountered in previous drilling and trenching.

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

The lower interval, correlative with the Wyoming vein, returned 26 feet grading 0.127 opt gold (4.356 gpt, Table 4).  The lower intercept correlates with a high grade vein intercepted in hole CHD00-01 (Table 2) which returned 2.513 opt gold (86.12 gpt) and surface trench channel samples which returned 10 feet grading 0.125 opt gold (4.29 gpt, Table 3).

During early 2004 a total of 6 diamond drill holes (4,960.5 feet) were drilled at the Cleary Hill mine prospect to confirm both the structural and grade continuity of a portion of the Cleary Hill vein system not previously explored by drilling (Figure 9,

Table 5). The drill program successfully intersected the Cleary Hill vein 125 meters below the previously mined workings and indicated the presence of additional mineralized zones above and below the projection of the Cleary Hill Vein.  The drilling confirmed the old mine longitudinal sections, dating back to the 1940’s, which accurately portray the trend of high grade mineralization associated with the Bankers Stope chute on the Cleary Hill vein. These sections indicate the presence of several other mineralized vein systems and which can be used to guide additional drilling within the Cleary Hill area.  Freegold has drilled below the old Cleary Hill mine workings along an approximate 240 meter strike length. Underground workings extend over 800 meters along strike of the Cleary Hill vein. A significant number of other mineralized veins and structures were intercepted in the hanging wall (south) of the Cleary Hill vein.

A significant number of other mineralized veins and structures were intercepted in the hanging wall (south) of the Cleary Hill vein. Additional drilling is required to test the extent and potential of intervals intercepted above the Cleary Hill vein. Seventeen known mineralized veins were explored during the 2003 trenching and drilling campaigns; however only a few of these veins were located far enough north to be tested by the 2004 Cleary Hill drilling. Gold mineralization in the 2004  drill holes was in the form of fine grained and visible free gold associated with quartz veins, stockworks and quartz-rich shear zones containing between 1-3% pyrite, arsenopyrite and jamesonite.  Coarse gold was observed in Phase 1 drill core suggesting that a nugget effect may be present

Significant Results are reported in the table below:

Table 1 significant intercepts from the 2004 Phase 1 core drilling at Cleary Hill.

DrillHole	From_ft	To_ft	Interval_ft	Au_gpt	Au_opt	Comments
CHD0401	125.5	131.5	6	9.7	0.283
CHD0401	222.5	225.5	3	3.1	0.090
CHD0401	285	289	4	4.3	0.125
CHD0401	556	562	6	4.1	0.120	Cleary Hill Vein
CHD0402	583.5	586	2.5	2.5	0.073
CHD0402	611.5	620.5	9	2.5	0.073	Cleary Hill Vein
Including	614.5	617	2.5	6.0	0.175
CHD0403	167	170	3	2.2	0.064
CHD0403	295	298	3	2.6	0.076
CHD0403	447.5	448.5	1	2.5	0.073
CHD0403	567	577.5	10.5	15.4	0.449
Including	567	573.5	6.5	22.5	0.656	Cleary Hill Vein
CHD0403	661	666	5	4.6	0.134
CHD0404	264.5	267	2.5	2.0	0.058
CHD0404	320	321	1	2.7	0.079
CHD0404	518	519	1	15.5	0.452
CHD0404	672	674	2	33.2	0.968	Cleary Hill Vein
CHD0405	29.5	32	2.5	2.7	0.079
CHD0405	37	39.5	2.5	3.6	0.105
CHD0405	219	221	2	3.5	0.102
CHD0405	267	270	3	11.8	0.344
CHD0405	603.25	605.5	2.25	5.6	0.163	Cleary Hill Vein
CHD0405	670.5	683	12.5	2.0	0.058
Including	680.5	683	2.5	7.6	0.222
CHD0405	730	732.5	2.5	9.6	0.280
CHD0405	771	779	8	2.8	0.082
Including	771	774	3	4.8	0.140
CHD0405	842	845	3	2.2	0.064
CHD0406	37	47	10	3.1	0.090
Including	37	40.5	3.5	6.1	0.178
CHD0406	187	188	1	5.7	0.166

CHD0406	292	299	7	2.6	0.076
Including	292	294	2	6.0	0.175
CHD0406	388	397	9	3.2	0.093
Including	392	397	5	4.4	0.128
CHD0406	813	815	2	2.2	0.064	Cleary Hill Vein

In addition to the drilling conducted in the Cleary Hill Mine area a 7 hole a 3,584 foot diamond drill program was also completed on the Tolovana prospect to follow up on trenching and grab sample results carried out earlier in the year. This Phase 1 drill program covered targets along a 550-meter strike length of the Tolovana prospect.

Three of the holes were designed to target a series of vein and breccia-hosted gold targets exposed in trenches excavated and sampled in August.  In addition, two additional holes were designed to evaluate previously encountered reverse circulation drilling results from intrusive rocks of the Dolphin stock which returned 50.7 grams per tonne gold over 10 feet and to target the previously undrilled and untrenched western extension of the Tolovana vein where no recent work has been conducted but where high grade gold-bearing veins were mined from the Parenteau adit in the early 1930's.

An extensive hydrothermal system is present on the property with mineralization open along strike and to depth. Stockwork vein mineralization is known within the granodiorite intrusive, immediately south of the Tolovana Vein where previous drilling intersected high-grade gold values. However, the extent of this intrusive hosted stockwork mineralization is unknown and its relationship to shear and vein hosted high grade gold mineralization in metamorphic rocks on the Tolovana prospect is uncertain.

The 2004 drill results from Tolovana suggest that high grade mineralization hosted in metamorphic rocks is concentrated on the eastern side of the veins system (Holes 1 and 2) while mineralization on the central and western portions of the prospect are closely associated with or hosted by mid-Cretaceous granodiorite of the Dolphin stock. Mineralization at Dolphin remains open to the southwest and at depth. Mineralization along the Tolovana vein system remains open at depth and along strike, particularly to the east where the intersection of the Tolovana and Cleary Hill veins should occur. This intersection zone has never been explored in modern times and was not exposed by historic surface or underground workings.

Gold mineralization in hole TLD0401 occurred in sericitically altered metasediments of the Fairbanks Schist and within quartz stockwork veins in garnet and biotite-rich schists tentatively correlative with upper plate rocks of the Chatanika Terrane.  Gold was associated with south-dipping quartz-veins and poly-phase vein breccias containing elevated arsenic and sporadic anomalous lead, antimony and tungsten. Elevated gold mineralization in hole TLD0402 also was hosted in sericitically altered Fairbanks Schist and in garnet and biotite-rich rocks of the Chatanika Terrane.  Good correlation was observed between mineralized zones mapped and sampled in trenches and those noted in core holes however, drill holes contained mineralization that projects to the surface outside of areas trenched in 2004.  The mineralized Chatanika Terrane eclogite(?) unit intercepted in hole TLD0401 (5 feet grading 19.15 gpt) is correlative with Chatanika Terrane eclogite and biotite schist mapped in the Zeba trench to the north and suggests the Chatanika Terrane on the Tolovana prospect is structurally bounded and dips 25-35 degrees to the south.  Prior to the 2004 work at Tolovana, the Chatanika Terrane was not known to exist in this part of the Golden Summit project. The nearby True North open pit gold mine currently being mined by Kinross Gold also is hosted in flat-lying rocks of the Chatanika Terrane suggesting that similar potential may exist on the Tolovana prospect.

Significant results from the 2004 drill program at Tolovana are reported below:

DrillHole	From_ft	To_ft	Interval_ft	Au_ppb	Au gm/t	RockUnit
TLD0401	236	251	15	2942	2.94	Micaceous Qtzt
TLD0401	281	286	5	2910	2.91	Hornfels, Qtz vein
TLD0401	301	306	5	19150	19.15	Hornfels

TLD0401	319.5	330	10.5	2707	2.71	Hornfels
TLD0401	472.5	473.5	1	17850	17.9	Qtz vein, Sericite Qtzt

TLD0402	198	199	1	7580	7.58	Sericite Qtzt
TLD0402	201	204	3	2900	2.90	Sericite Qtzt, Qtz vein
TLD0402	215	216	1	4320	4.32	Micaceous Qtzt
TLD0402	293.5	303	9.5	1402	1.40	Breccia
TLD0402	331	336	5	2160	2.16	Micaceous Qtzt
TLD0402	367.5	381	13.5	1778	1.78	Hornfels
TLD0402	411	415.5	4.5	10618	10.61	Qtz vein
TLD0402	475	479	4	3730	3.73	Sericite Qtzt

TLD0403	264	281	17	2932	2.93	Qtz vein, Breccia

TLD0404	351	391	40	3027	3.03	Granodiorite, Tonalite
TLD0404	426	485.5	59.5	1663	1.66	Granodiorite, Breccia
TLD0404	541	543	2	3380	3.38	Granodiorite, Breccia

TLD0405	429	431	2	2080	2.08	Qtz Vein, Chlorite schist

TLD0406	326	331	5	2510	2.51	Granodiorite

TLD0407	221	225.5	4.5	2050	2.05	Qtz vein, Breccia
TLD0407	414	415.5	1.5	2240	2.24	Quartz-mica schist

Sampling and Analysis

During the period 1992 to 2004, analytical work was completed by ALS Chemex Labs and Bondar Clegg Ltd. at their facilities in Vancouver, B.C. Duplicate samples were inserted on a one for ten basis beginning in 1996.  Blanks and standards were used in 1997-1998 while blanks were inserted on a 1 for 25 basis in 2000, 2002, 2003 and 2004.  During all programs, Avalon Development collected, logged and retained the samples collected in the field until turned over to a commercial laboratory representative.  Selected sample pulps were reanalyzed by metallic screen methods to quantify nugget effect in high-grade samples or where visible gold was noted during sampling.

Security of Samples

All samples collected on the Golden Summit project were retained at Avalon’s secure warehouse facility in Fairbanks until picked up by representatives ALS Chemex or Bondar Clegg.  Sample preparation was completed by ALS Chemex or Bondar Clegg in their preparation laboratories in Anchorage and/or Fairbanks. Sample preparations procedures varied over time and between the two laboratories however, analytical work consisted of gold by fire assay plus a variable multi-element suite analyzed by inductively coupled plasma emission spectroscopy (ICP) methods.  Prior to 2001 all ICP samples were prepared using two acid digestion procedures.  Sampling conducted in 2001 through 2004 used four acid digestion procedures. Sample pulps for all samples collected since 1996 have been retained at Avalon Development’s Fairbanks warehouse facility.  Sample rejects from all programs are retained at Avalon Development’s Fairbanks warehouse facility for one year after which the reject samples are discarded.

Mineral Resource and Mineral Reserve Estimates

There are no mineral resources or mineral reserves on the Golden Summit project.

Exploration and Development

Based on preliminary field, laboratory and literature studies completed to date, the following recommendations for future work are warranted:

Tolovana: Significant grade and thickness mineralization was intercepted in the 2004 trenching and drilling programs.  The intrusive portion of the drilling looks promising from the standpoint of strongly altered structures and constitute a separate target from the shear zones and veins hosted in the metasediments.  The purpose of a Phase 2 drilling program will be to complete it in such as way as to  intercept  multiple intercepts along the most prospective north-south sections and to expand the drilling along strike to the east and west. This drilling should be conducted in the winter months to take advantage of easier permitting in the frozen ground where drill pads and roads are required.  A minimum 5,000 feet of diamond core drilling should be completed with an all-in cost of $300,000 ($60 per foot).  In addition, previously unassayed core intervals from Phase 1 2004 drilling should be split and sent for assay.  Estimated cost for this part of the program is $15,000.

Newsboy: The Newsboy mine prospect is located on lands leased from Earl Beistline. All of the Newsboy’s previous production came from above the 350 foot level of the mine.  Two old unregistered maps are all that remains of the subsurface mine records from the Newsboy. Previous production of approximately 35-40,000 ounces of +1 opt material was mined from a northeast striking, steeply north dipping vein with mining widths reaching up to 14 feet thick near the shaft on the 115 foot level.  Stockwork veins apparently were more common at Newsboy than discrete single quartz veins and gold mineralization was present in sulfide-bearing country rock which hosted the shear zones.  Post-mineral cross-faults clearly plagued previous mine operators and present a significant challenge to future exploration.  The only recent drilling at the Newsboy project was in early 1995 when a 1,113 foot core hole was drilled by Placer Dome to settle a debt they owed to Freegold.  The shear zone correlated with the Newsboy mine shear was intercepted from 622 to 660 feet but contained no anomalous gold or pathfinder elements. Given what we have learned since then about the rake of individual chutes within a given structure, multiple drill holes will be required to determine the location and rake of these chutes within the Newsboy system.  The bottom portion of the hole (1033 to 1092) contained highly anomalous lead-zinc mineralization associated with stratabound(?) massive sulfide lenses hosted by black chloritic schist of the middle Cleary Sequence.  Similar sulfide lenses were intersected in both the Cleary Hill and Tolovana programs earlier this year and this same type of mineralization is present several miles to the east in the Nordale underground workings where some of the massive sulfide lenses reach ten feet in true thickness. Because of our limited knowledge of the structural setting at Newsboy, a three stage exploration program is recommended.  Initial work should include compilation of all surface and subsurface records for the Newsboy area. This GIS database will assist in targeting subsequent ground geophysics an drilling. The estimated cost of this work is $25,000. Once the GIS database is compiled, ground geophysics (NSAMT or CSAMT?) capable of defining structural details to at least 1,000 feet below surface should be conducted.  Limited resistivity surveys over the Cleary Hill area suggest resistivity highs are associated with significant vein systems.  In addition, previously flown airborne geophysics could be used to help model major lithologic or structural locks in the Newsboy area.  Combined airborne geophysical re-interpretation and follow-up ground geophysics is budgeted at $30,000.  Once these data are evaluated, a six-hole, 6,000 foot diamond drill program is recommended to explore below the 350 level of the mine on three 2-hole fences. This program will be expedited by the fact that, unlike the Cleary Hill or Tolovana veins, the Newsboy vein dips to the north and topography drops off in the same direction thereby making it less expensive to test deeper levels of the vein system. Down-hole wedging also should be considered as a cost-effective alternative to drilling all six holes from surface.  Total estimated drilling phase cost is $360,000 ($60 per foot).

Hi Yu: The Hi Yu mine was the Fairbanks District’s #2 historic producer with production estimated at 110,000 ounces of gold grading 1.6 opt.  Gold was mined from 4 adits over a combined distance of at least 4,200 strike-feet along the N80W striking, steeply southwest dipping vein.  Approximately 500 feet of elevation separated the mine level (discovery) adit on the southeast end of the mine from the upper or No. 1 adit on the northwest end of the mine. Unlike most of the other veins in the area, historical records indicate gold values were found in the host rock around the quartz veins suggesting the potential for something other than zero-grade dilution in a resource calculation. In addition, Au:Ag ratios for samples from the Hi Yu are considerably lower than on the western end of the property, perhaps indicating higher levels of exposure at the current erosional level. The prospect was inactive from 1942 to 1984 when Placid Oil Company conducted dozer trenching and drilled a total of 8,205 feet in 19 diamond core holes.  Placid Oil's efforts indicated that stoping along the western extension of the Hi Yu shear zone was more extensive than indicated in existing literature.  Additional diamond core drilling in 1985 on the Hi Yu shear consisted of 2 holes (515 feet) on the Hi Yu shear zone. Existing records suggest the Hi Yu vein was mined for at least 1,875 feet in the upper or No. 1 adit which brings underground development to within 400 feet of the Rob Roy prospect, an intrusive-hosted occurrence last mined in 1918 and probably on the same vein structure as the Hi Yu workings.  In 1985 Placid Oil drilled two holes near the Rob Roy shaft (3HY-85, -70o, bearing 135o, TD 140’ and 4HY-85, -70o, bearing 225o, TD=123’).  These holes did not encounter significant high grade gold mineralization. Limited information is available from these holes and no attempt has been made to compile existing records on the property into a coherent GIS database.  In 1998 Freegold drilled two widely spaced RC holes in the Hi Yu area. Hole IAR9802 tested a zone of alteration exposed in a series of shafts and prospect cuts along the northwestern projection of the Hi Yu vein.  Anomalous gold, arsenic, antimony and sporadic bismuth in older shovel soil samples also followed the general trend of the vein.  This hole intersected thick intervals of anomalous gold but did not intercept high grade mineralization.  IAR9803 tested the projection of low grade disseminated gold mineralization in the footwall of the Hi Yu vein.  Information relating to this possible mineralization was discovered on old Hi Yu mine maps.  Starting at 90 feet the hole intercepted 55 feet grading 0.028 opt Au, and 0.843 opt Ag.  No follow-up work was conducted and the Hi Yu vein itself was never tested. Initial efforts for 2005 should be directed toward digitization of all existing surface and subsurface data and identification of high priority drill targets.  Compilation work is estimated at $35,000.  Once compilation and land acquisition is completed, ground geophysical surveys should be conducted to better target drilling (see geophysical discussion under Newsboy section above). A geophysical budget for the Hi Yu is estimated at $25,000.  Initial core drilling of approximately 10,000 feet should be directed toward mineralization located along strike and down-dip and/or down plunge from previously mined areas. Down-hole wedging also should be considered as a cost-effective alternative to drilling all holes from surface.   Total estimated cost of the program is approximately $600,000 ($60 per foot).

Deep Targets: Although our drilling efforts in 2004 were directed at targets below those previously tested at Cleary Hill and Tolovana, none of our drilling has tested any prospect below about 800 feet. Evidence from past mining suggest gold mineralization in block A extends for over 1,00 feet of vertical relief between the surface outcrops of the Robinson prospect (elevation 2,150 feet) and the lowest elevation where mining was documented (Tolovana shaft, elevation 1,150 feet).  Gold-bearing veins at Fort Knox have now been intercepted over a vertical distance of at least 2,200 feet without apparent change to the high grade character of the structure but with significant changes to the texture of the mineralization.  On Golden Summit itself; virtually nothing is known  about the deep high grade potential of the over 80 gold occurrences in the project area.  Given the propensity of mesothermal systems to extend to depths in excess of 5,000 feet, it is conceivable that one or more of the vein systems known to exist on the Golden Summit project may host to currently attractive gold  resources at depths well in excess of 1,000 feet below the current erosion surface.  In the event that one or more of the above recommended drilling programs  encounters significant results recommendations are that deep large diameter core holes be drilled at selected targets at Cleary Hill, Tolovana, Dolphin, Newsboy,– Kawalita – andHi Yu. The purpose of these holes, all targeted to depths in excess of 3,000 feet using PQ-diameter core, would be to determine the dip extent of mineralization below known high-grade surface showings and to determine if the style of mineralization, the host rocks or associated metals or alteration change with depth and if so, do the deeper targets merit priority attention from Freegold.  Prior collaring these holes, high priority target areas should be subjected to close-spaced ground gravity surveys to help outline areas of lower density which often are related to buried intrusives and silicate alteration.  Once gravity targeting is completed and compared to structural and drilling data in hand, at least two PQ sized core holes should be completed at each of three sites.  Total estimated footage is 18,000 feet.  Estimated cost of the gravity program will be $50,000.  Total estimated cost of the drilling is approximately $1,350,000 ($75 per foot).

2.

Rob Property, Alaska, USA

Property Title

In August 2002 the Company acquired the option to purchase a 100% interest in the Rob property subject to cash and shares payments and NSR held by the property owner (Ronald Bailey) and Vendor (Anglo Alaska Gold). Cash payments total US$15,500 over 7 years to the vendor, US$93,500 over 7 years to the property owner, and share payments to the vendor of 500,000 shares upon regulatory approval, (issued), 500,000 shares on or before July 1st, 2003 (issued) and 500,000 shares once the Company has expended in excess of US$1,000,000 on property exploration.  In addition the property is subject to annual advance royalty payments of US$30,000 commencing December 1st, 2008 if the London Gold Price for the preceding year averages less than US $350/oz, US $40,000 if the London Gold Price for the preceding averages less than US $400/oz but greater than US $350 and US $50,000 if the London Gold Price for the preceding averages more than US $400/oz. the Company may purchase 100% of the Property for US $1.5 million. The Property is subject to a 1% NSR royalty if gold is less than US $300 per oz, 1.5% NSR if gold prices are between $301 and $350/oz and 2% for gold prices greater than US $350.  The Company has the right to purchase the NSR for US $500,000 for each percentage point.  In addition, Anglo Alaska retains a 1% NSR.  The Company may also purchase the above NSR for US $1 million.

3.

Union Bay PGM Property, Alaska, USA

The Union Bay project consists of 711 unpatented federal lode and 6 state mining claims covering 14,220 and 240 acres, respectively. The claims are located in Township 70 South, Ranges 86 and 87 East, Copper River Meridian and are recorded in the Ketchikan Recording District and at the Alaska Division of Lands and the US Bureau of Land Management.  In this part of Alaska, mineral rights are administered by the State of Alaska and the US Forest Service.  The Union Bay project is located within the Tongass National Forest on multiple-use lands open to mineral development.  Annual rental payments on Federal mining claims are due on or before each August 31 and total $125 per claim per year.  Annual rentals are paid in lieu of work on Federal ground.  For State claims annual rents are $25 per claim and work on the ground in the amount of $100 per claim per year is required.  All claims in the Union Bay property currently are in good standing through August 1, 2005.  The claims have not been surveyed by a registered land surveyor and there is no State or Federal law or regulation requiring such surveying.  There are no known environmental liabilities attached to the property and permits for future work will be acquired from the US Forest Service and the Alaska Department of Natural Resources on an as-needed basis.

In April 2001 Quaterra Resources acquired the right to earn a 50% interest in the Union Bay project by spending US$1 million on exploration and development and by making staged cash payments to the Company totaling US$100,000 over four years.  Quaterra would also issue the Company up to 200,000 shares over the next year.  Quaterra was the operator during the earn-in period, with fieldwork directed by its Alaskan-based consultant Avalon Development Corporation Expenditures by Quaterra at Union Bay through December 2001 totaled approximately US$550,000.  Quaterra conducted no fieldwork in 2002 and in August 2002 Quaterra withdrew from the joint venture due to economic considerations.  The property reverted 100% to the Company which announced in October 2002 that it had signed a joint venture agreement on the property with Pacific North West Capital Corp. whereby the latter could earn up to 50% interest in the project by completing exploration expenditures totaling $1 million, issuing 60,000 shares, and making cash payments of $100,000 over 4 years.  Pacific North West Capital Corp. did not conduct fieldwork on the project in 2002.

In May 2003 Lonmin Plc ("Lonmin") entered into a joint venture agreement with Pacific North West Capital Corp. and the Company for further exploration and development on the project.  Under terms of the agreement Lonmin must fund a minimum US$815,000 exploration program in 2003.  This obligation has been met.  Lonmin has the further option to continue to fund the Union Bay project by expending a minimum of US$1 million per year in 2004, 2005, and 2006 and US$750,000 for each year thereafter.  Lonmin funded a US$1.8 million exploration program in 2004. Pacific North West Capital Corp. is the Operator of the project during the exploration phase.  Under the terms of the agreement, Lonmin may earn up to 70% interest in the project by delivering a full feasibility study.  Upon the decision of the joint venture management committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing on terms acceptable to all parties.  Following commencement of commercial production, Pacific North West Capital Corp. and the Company will each repay their share of capital construction costs and contribute pro rata to operating costs.  The three-party joint venture conducted exploration on Union Bay in 2004.

4.

Rainbow Hill Property, Alaska, USA

Property Title

The Company terminated its right to acquire up to a 65% interest in the Rainbow Hill Project during the fiscal year.

5.

Liberty Bell, Alaska USA

The Company acquired, by staking, 48 one hundred and sixty acre mining claims plus 46 forty acre state mining claims in the Bonnifield Mining District, Nenana Recording District, Alaska. No field work has been conducted on these claims since acquisition.

Elliot
Highway
Steese Highway
N
Map
Area
0
15
30
60
Kilometers
Fairbanks
Highway
Richardson
Nenana
Parks
Highway
Liberty Bell
Delta Junction
Alaska Highway
Healy
Richardson Highway
Cantwell
Denali Highway
Parks Highway
Paxson

Location Map for the Liberty Bell Project, Alaska (Data from Avalon Development Corp., 2005)

6.

Almaden Property, Idaho, USA

Property Description and Location

Pursuant to an agreement (the “Almaden Agreement’) dated May 6, 1996 between the Company, Ican Minerals Ltd., Ican Minerals Inc. and Canu Resources, Inc. (“Canu”) (collectively, the “Almaden Optionors”), each of which were at arms’-length to the Company, the Optionors granted to the Company an option (the “Almaden Option”) to acquire up to a 60% interest in and to certain mineral claims located in Washington County in the State of Idaho, USA (collectively, the “Almaden Property”).  In consideration therefore, the Company agreed to make the following payments to Homestake Mining Company (“Homestake”) pursuant to an underlying option agreement between Homestake and the Almaden Optionors as discussed below:

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

Pursuant to a declaration and undertaking (the “Almaden Trust Declaration”) dated May 8, 1996, between the Company and its subsidiary, Free Gold Recovery USA, the Company declared that it acquired the Almaden Option in trust for Free Gold Recovery

USA and that all monies spent by the Company on the Almaden Property will be treated as an interest-bearing loan repayable by Free Gold Recovery USA to the Company.

The Almaden Property was originally acquired by Homestake from several underlying owners (the “Underlying Owners”), each of whom is at arms’-length to the Company.  Homestake subsequently assigned all of its right, title and interest in and to the Almaden Property (subject to retention by the Underlying Owners of a production royalty of 4% of net returns) to Canu pursuant to an agreement dated February 1, 1985, as amended December 1, 1990, January 26, 1994 and June 26, 1995.  In consideration therefore, Canu agreed to make expenditures totalling US$2,000,000 on the Almaden Property on or before February 1, 1992 (which expenditures have been incurred) and complete a feasibility report by December 31, 1997 (which report was prepared for the Company in July, 1997).  Pursuant to the above-referenced agreement between Canu and Homestake dated January 26, 1994,  Homestake retains a NSR royalty of 1% if the average price of gold is less than US$425 per ounce and 2% if the average price of gold is equal to or greater than US$425 per ounce.

Canu subsequently optioned the Almaden Property to Compass Capital Ltd. (“Compass”) by agreement dated May 24, 1995, and Compass, by agreement dated December 13, 1995, as amended February 28, 1996 (the “Almaden Assignment Agreement”), assigned its option to the Company.  Compass agreed that the Company could enter into direct contractual agreement with Canu, and it granted a complete discharge and quit-claim of the Almaden Property option given Compass by Canu.  In consideration of the assignment, the Company agreed to issue to the shareholders of Compass a total of up to 6,000,000 shares of the Company (the “Compass Shares”) proportionate to their shareholdings of Compass, issuable as follows:

(i)

900,000 shares on closing of a financing of at least US$2,000,000 (which shares have been issued);

(ii)

600,000 shares upon successful conclusion of leach tests of the ores of the Almaden Property, such leach tests showing a minimum of a 50% recovery, and the filing of an acceptable technical report with the Exchange (which shares have been issued);

(iii)

2,700,000 shares to be issued upon producing an independent engineering report confirming no less than 400,000 ounces of recoverable gold.  The report must indicate an internal rate of return (IRR) of 15% or greater in relation to the project.  If this IRR is not achieved, the Company may determine whether to proceed and issue the shares.  If the Company does not proceed, then it must quit claim the property interest back to the Compass shareholders; and

up to 1,800,000 shares to be issued on a pro-rata basis upon producing engineering reports confirming additional gold as follows:

3.43 shares per ounce of recoverable gold between 400,000 ounces and 750,000 ounces; and

2.4 shares per ounce of recoverable gold between 750,000 ounces and 1,000,000 ounces.

In July 1997, the Company completed a feasibility report on the portion of the property which has been explored which indicates proven and probable recoverable resource of approximately 520,000 ounces of gold over a six-year period.  The report calculates an 18.9% discounted cash flow rate of return (DCFROR) based on a gold selling price of US $364 per ounce.  Pursuant to the agreement, the Company agreed to issue 3,121,714 shares based on this report.  These resources are not 43-101 compliant and are reported here for historical and informational purposes only.

The shareholders of Compass entered into a voluntary pooling and voting trust agreement whereby the 3,121,714 shares were subject to the following restrictions:

117°
Crane
Crane Cr. Reservoir
Scott Cr.
Jenkins Cr.
Mann Cr.
Crane Cr.
Creek
Gross
Eaton
WEISER
Wilburus
Weiser River
ALMADEN PROJECT
Squaw
N
RIVER
French
Little Willow Cr.
Creek
Pinehurst
PAYETTE
Willow
44°
Fruitland
44°
Sweet
Gardenia
New Plymouth
SNAKE
PAYETTE
Montour
RIVER
Letha
EMMETT
Pearl
Parma
Roswell
Notus
Middleton
Dry Creek
BOISE
Star
Eagle
Wilder
CALDWELL
Greenleaf
RIVER
BOISE
Homedale
Ustick
Huston
Meridian
Deer Flat Reservoir
NAMPA
Marsing
Jump Creek
Hubbard Reservoir
Kuna
Bowmont
117°
4 2 0 4 8
SCALE IN MILES

GENERAL LOCATION MAP

The Almaden mining property is about 13 miles east of Weiser, the county seat of Washington County, in western Idaho The property is situated at the crest and on the western side of Nutmeg Mountain, a prominent topographic high in the area. The property consists of twelve patented lode claims and 141 unpatented lode claims, as well as leased private land, in sections 28, 29, 32, and 33, Township 11 North, Range 3 West, sections 4, 5, 6, 7, and 8, Township 10 North, Range 3 West. Mineral rights to the various claims and fee ground cover a total of approximately 2,980 acres, or 1,242 hectares (Ferris, 2004).

The 12 patented claims at Almaden are the Sly Park 2 – 5, Missouri, Ibex, Red Rose, Sandstone, Weiser, Rimrock, and Weiser Cove No. 1. They are leased from H. Davies and are known as the Davies Mining Lease).  The unpatented claims are the IA #1 - #87 group, located in 1979 by Homestake Mining Co., the CR #1 – #15, #18 - #21, #26 - #27, and #29 - #39 group located by Canu Resources in 1986, and the AG #1 - #22 group acquired from Almaden Gold Inc. in 1997. These groups consist of 141 unpatented mining claims.

Private property under lease from Chrestesen amounts to approximately 240 acres, and from H. Davies is approximately 40 acres.

Mineral rights in this part of Idaho are administered by the US Bureau of Land Management (federal claims).  Annual rents of $125 per claim are due and payable by August 31 of each year for unpatented federal mining claims.  Total 2004-2005 rents due for federal claims total $17,625.  Claim rentals are paid in lieu of annual labor for unpatented federal claims. To the best of the authors’ knowledge, all claims and leases on the Almaden project currently are in good standing. There currently are no unusual social, political or environmental encumbrances to mining on the project.  Other than the 12 patented mining claims and private leased lands, both of which have been surveyed, the claims of the Almaden project have not been surveyed by a registered land or mineral surveyor and there is no State or federal law or regulation requiring such surveying.  Survey plats for all patented mining claims are open to public inspection at the Bureau of Land Management. Permits for future work will be acquired from the US Bureau of Land Management and the State of Idaho on an as-needed basis.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Almaden property is about 13 miles east of Weiser, the Washington county seat. Weiser is 75 miles from the state capitol, Boise. Almaden is reached by a well maintained county road for most of that distance, with the last two miles being a good quality all-season dirt road. Average annual precipitation is 12 inches, coming mainly as winter snow.

Elevations on the project range from 2,600 feet on the west side of the property to 3,733 feet at the top of Nutmeg Mountain. Hillsides are moderate to steep. Vegetation consists of various rangeland grasses and scattered areas of sagebrush.

Winters in this part of Idaho are cold and while summers are hot and dry. The average temperature in January is 36.6 degrees F, and the average high in July is 92.7 degrees. Evaporation rates normally exceed precipitation rates.  Detailed studies of electricity and water for possible mine usage were not conducted during the 1997 feasibility study, however WGM’s opinion was that “… water may best be obtained from one or more wells on the property and that electrical power be obtained from the local power company…”(WGM, 1997).  Nearby source of electricity and water are not evident.

History

The Almaden Mine was first developed as a mercury mine in 1937 and by 1938 had become a significant producer.  Mercury was produced from cinnabar ore by utilizing a rotary kiln equipped with a condenser system.  The mine was largely shut down from 1942 until 1955, when production was resumed by El Paso Gas and Oil Company of Salt Lake City, Utah with reportedly the world’s largest single rotary kiln. In 1957, 2200 flasks of mercury were produced.  In subsequent year production rates were lower and the mine was shut down in 1972.  There has been no gold production from the Almaden project area.

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

Basalt of the CRB was extruded from vents to the west and northwest and spread eastward over mature landscape in the area now known as the Weiser Embayment.  Three formations of the CRB are recognized in the southern part of the embayment.  These are, from oldest to youngest, the Imnaha Basalt, Grande Ronde Basalt, and the Weiser Basalt; the latter has been further divided into three members.  Although no basalt is found on the top of Nutmeg Mountain it is visible on all directions.

Nutmeg Mountain, which occupies the axis of a north west trend breached anticline, owes its topographic prominence to the same process that led to the development of the mineralization. Silicification of the sandstone by hydrothermal fluids has made the sandstone in and around the mineralization much more resistant to erosion that the sediments in the area beyond the limits of silification.

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

The Almaden property is centered on Nutmeg Mountain, which is underlain by sediments commonly assigned to the mid Tertiary Payette Formation.  The sediments consist of shale, mudstones and sandstones, which are somewhat arkosic.  The sandstones predominate, at least in the area of exploration. The mudstones are generally not silicified or mineralized, except for pyrite.  The main host for silification and mineralization is the sandstone.

The main structural features of the property are north-west trending faults, fractures, and possible open folds.  The main mineralized zone appears to be confined between two steeply dipping fault zones that generally trend N 350 W.  The main mineralized zone has a pronounced N 200 to 250 W trend.  Within the area of the main mineralized zone, there is a second set of smaller fractures, usually filled with chalcedony or quartz veins.  These secondary fractures trend N 500 to 800 W.  Their role in controlling gold distribution is not clear.

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

A smaller north zone of mineralization lacks a pronounces overall trend.  However on the cliff face west of the old mercury pit, a set of N 600 W trending, steeply dipping veins are exposed.  There may be a feeder zone for the north mineralized zone.

Exploration

A total of 133,870 feet has been drilled in 677 holes. A total of 24, 033 fire assays and 10,051 cyanide soluable gold assays (HCL assays) were done by different companies.  Metallurgical testing has been carried out by six companies and the data collected by previous operators includes results of over 10,000 cyanide soluable gold assays, 214 bottle roll leach tests, and 118 column leach tests on drill cuttings, crushed drill core and surface material.  Amax conducted the most extensive work and organized much of the data from the previous exploration material.

In 1993 Amax estimated a “mineable resource” of 31 million tons grading 0.0235 ounces gold per ton (729,000 ounces). These historical resource calculations are reported here for historical accuracy purposes only and do not comply with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000. Amax estimated a 37 to 38 percent recovery by leaching run of mine (ROM) material plus a select amount of higher grade crushed ore. Amax concluded that the project was uneconomic at then prevailing gold prices.

In 1995-96 International Freegold Mineral Development acquired an option on the property. Additional metallurgical and geologic work followed, culminating in a preliminary feasibility study that was completed by Watts, Griffis, and McOuat (WGM) in 1997.  Utilizing data from 677 drill holes and 118 column leach tests, gold resources were estimated at 33,003,000 tons of ore grading 0.022 ounces per ton in the “proven” category, and 1,657,000 tons at 0.016 ounces per ton in the “probable” category, for a total of 34,660,000 tons at 0.021 ounces per ton. At a 63% recovery, the total recoverable gold content of the deposit was estimated at 458,552 ounces. These historical resource calculations are reported here for historical accuracy purposes only and do not comply with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000.

Mineralization

The geologic features of the Almaden Deposit are consistent with the classic hot springs ore deposit model.  The deposit consists of a tabular mineralized zone underlain by steeply dipping veins of the feeder zone and capped by silica unit, in this case, opalite.  The opalite appears to pre dated the gold mineralization and apparently acted as an impermeable cap unit.  It therefore controls the gold mineralization to some degree by having localized gold deposition below the cap.

The host rock below is arkosic sandstone which is flat lying to gently dipping.  Within the sandstone, the permeability of individual beds appears to control the distibution of gold.  This conclusion is supported by the variography of gold assays generated by Amax.  The variography shows a large horizontal range but a very restricted vertical range of influence for any sample.

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

The only other sulfide mineral present is pyrite.  It occurs as very fine disseminated grains the most of the rock units, but is less common in opalite and hydrothermal breccia.  Typically, the amount of pyrite is less than one percent, although it ranges up to ten percent locally.

The mineralization occurs in two well-defined zones, referred to as the Main and North Zones.  The majority of tonnage is in the Main Zone.  The smaller North Zone lacks a pronounced overall trend. However, on the ridge face west of the old mercury pit a set of N 60o W trending steeply dipping veins are exposed.  These veins may represent a feeder for the North Zone.

The most significant exploration potential at Almaden is unrelated to the low grade disseminated mineralization that has received the bulk of the exploration effort in the past.  A growing body of geological knowledge is being applied in the Northern Nevada Rift to properties that appear to have formed under identical metallogenic and tectonic conditions as the Almaden property.  The Northern Nevada Rift is north-northwest striking Oligocene to Miocene age volcanic rift feature that was caused by northeast – southwest extension of western North America beginning about 16.5 Ma (John and Wallace, 2000; John and others, 2000). Rifting in the Northern Nevada Rift occurred over a 2 million year period when northeast directed subduction of the Farallon plate periodically slowed or stopped.

All of the known hot springs type mercury – gold - silver deposits in the Northern Nevada Rift were formed during a 600,000 year period extending from 15.6 to 15.0 Ma (John and Wallace, 2000).  These occurrences include the Buckskin  - National, Snowstorm Mts., Midas, Ivanhoe, Rock Creek, Mule Canyon, Fire Creek and Buckhorn deposits and occurrences.  The most notable of these occurrences is the Midas (Ken Snyder) mine where Newmont Gold currently operates a high grade underground mine with mineable reserves in excess of 4 million ounces of gold and 35 million ounces of silver with an average gold grade in excess of 1 ounce of gold per ton. Many of the mineral occurrences in the Northern Nevada Rift were prospected for mercury prior to being explored for gold.  In addition to gold, silver and mercury, most of these prospects also contain anomalous As, Mo, Sb, Se and Tl and are notably depleted in copper, lead and zinc (John and Wallace, 2000). The discovery of the blind high grade veins at the Midas mine in 1994 has led to a resurgence in exploration in the Northern Nevada Rift.

The progress of the Farallon plate beneath the North American plate over the last 16.5 million years can be traced by the migration of the Yellowstone Hot Spot which migrated over 400 miles in a northeast direction from the McDermitt caldera on the north end of the Northern Nevada Rift to its current position in northwestern Wyoming.  During this migration, several hiatuses in motion occurred, at least one of which gave rise to formation of a volcanic rift in southwestern Idaho.  This volcanic belt is marked by a series of mercury occurrences that are well documented (Ross, 1956) but is also host to less well documented hot springs gold deposits such as the Almaden deposit.

Comparison of the Northern Nevada Rift with the volcanic rift of southwestern Idaho suggests the two share numerous similarities, including the mid-Miocene age of the host rocks, the strong north-northwest controls on mineralization, the associated mercury and anomalous As and Sb, the depleted base metal contents, the hot springs alteration and the strata-controlled nature of alteration and mineralization in basinal sediments.  Given these similarities, a compelling case can be made that high level silica encapsulated gold-silver mineralization at Almaden may be the upper part of a deep-seated hot springs system with potential for bonanza grade quartz vein-hosted gold-silver mineralization similar to that being mined at the Ken Snyder mine.

Drilling

Since 1980 considerable exploration has been done on the Almaden deposit.  The Almaden database consists of 677 drill holes totaling 133,870 feet, and over 24,000 gold assays.  The majority of the drill holes are rotary or reverse circulation; however, there are also 26 core holes totaling 6,180 feet.  The holes were sampled and assayed in five-foot intervals.

Sampling and Analysis

The majority of the assays were by conventional fire assay with the remainder by fire assay digestion with atomic absorption finish.  The analyses for all of the drill holes were done at reputable commercial laboratories.  No samples were available from the previous drill holes so no check analyses were done as part of this feasibility study.

In 1991-92 Amax collected all of the available data and compiled it into a unified database. Amax also resurveyed many of the drill hole collars and converted all of the drill hole locations to UTM coordinates. The Amax database was obtained by the Company and provided to WGM for use in the study.

The Company also obtained the files containing the original assay data.  WGM reviewed these files and performed a random check of approximately 600 records in the database.  Of the data checked (0.5% of the data) only minor rounding or truncation errors were noted.  The various notes and memoranda filed with the assay data indicate that Amax personnel were very thorough in the compilation and verification of the database.

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

Based on the review of the original data described above, WGM is of the opinion that the assay database contains few data entry errors and that the data itself is of high quality.  The analyses for all of the drill holes were done at reputable commercial laboratories.  WGM considers the check assays are within acceptable limits of variation and indicate a high degree of confidence for the assay data as a whole.

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

Exploration and Development

No further work is recommended for the low grade, near surface gold mineralization previously explored on the Almaden project. Additional geological and geotechnical work may be required in this part of the project if high-grade gold – silver mineralization is discovered by the work that is recommended below.

All drilling data should be integrated with structural data in a GIS format from surface mapping and drill logs to allow cross-sectional construction to depths in excess of 2,000 below current surface.  Approximate cost of this work is 25,000.

Core drilling should be conducted with minimum target depths of 2,000 feet and maximum depths of 3,000 feet.  All core should be HQ diameter or larger to enable sample replicates and metallic screen analyses to be conducted in the event coarse grained gold – silver mineralization is encountered.  Total recommended drilling would be 15,000 feet in 5-7 holes.  All holes should be logged, photographed, split and analyzed for gold by fire assay plus a multi-element suite, including mercury, by ICP methods using four acid digestion.  Total approximate cost would be $900,000, including all labor, drilling, analytical, permitting, reclamation and support costs.

7.

Sudbury Mining District, Ontario, Canada

Property Title

Pursuant to an agreement, dated as of March 6th, 2000 between Larry Gervais (“Gervais”), Ron Daigneault (“Daigneault”) (collectively the “Vendors”) and the Company, the Company earned a 100% interest in the property by making cash payments of $100,000, issuing 300,000 shares and incurring exploration expenditures of $50,000 in certain mineral claims located near Sudbury, Ontario.

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

The original property option agreement for PGM A called for $115,000 worth of exploration expenditures in 2001, the Option Agreement was renegotiated and exploration expenditures were reduced to $50,000 and the cash payments due under the original agreement were renegotiated.  The Company issued a cheque in the amount of $10,000 on March 6th, 2001 to maintain the Option in good standing. The Company had until August 31st, 2001 to elect to continue with the Option.  The Company elected to maintain the option; however several of the claims were turned back to the Vendors.  The Company will incur $50,000 worth of exploration expenditures on the Property and pay the Vendors an additional $10,000 on August 31st, 2001 (payment made).

In November 2001, the Company entered into an agreement with Pacific North West Capital Corp. (“PFN”) whereby PFN may earn a 70% interest in the property by completing exploration expenditures of $50,000 by December 15th, 2001, (payment made) and making cash payments of $55,000 and issuing 20,000 shares (paid and issued).  PFN may purchase the remaining 30% for $750,000.  The Company has with the agreement of Pacific North West Capital Corp., turned back several of the claims thereby reducing the property size.

8.

Eskay Rift Property, British Columbia, Canada

During the year, the Company acquired, by staking, a 100% interest in 440 claim units in the Kiniskan area of northern British Columbia.

Subsequent to year-end, management has decided not to pursue further exploration on the property.  Accordingly, the associated acquisition and deferred exploration expenditures have been written-off during the year.

9.

Duke Property, British Columbia, Canada

By agreement dated 21st October 2004 and amended 24th December 2004 the Company may acquire, from a third party (“the Optionor”), up to a 70% interest in certain mineral claims known as the Duke Property located in Merritt, British Columbia.  To acquire a 51% interest in the property, the Company must, at its option, complete the following:

	Issue Shares	Cash Payments	Cumulative Exploration Expenditures
Upon receipt of drill permits (paid)	-	$10,000 (paid)		-
Upon receipt of regulatory approval	25,000 (issued)	-		-
On or before 31 May 2005	25,000	-		-
On or before 1 October 2005	-	-		100,000
On or before 21 October 2005	50,000	-		-
On or before 1 October 2006	-	-		350,000
On or before 1 October 2007	-	-		750,000
	100,000	$10,000	$

Upon written notification of completion of the exploration expenditures, cash payments and share issuances set out above, the Company shall vest with a 51% interest in the project.  The Company may further elect, within 120 days of the notification date of vesting with a 51% interest, to increase its interest to 70% by paying $150,000 additional and the Company at its sole election may pay up to 50% of the $150,000 in shares incurring an additional $1 million in exploration expenditures within three years of the election date.

The Company will act as operator of the property; the Company may terminate this agreement at any time within 30 days written notice upon completing the $100,000 exploration expenditure and the $10,000 payment.

10.

Grew Creek Gold Property, Yukon Territory, Canada

Property Description and Location

The Company may earn a 100% interest in the Grew Creek Property under the terms of an agreement, under which the Company will incur exploration expenditures of $1.5 million, make cash payments of $305,000 and issue 200,000 shares over 5 years.  The Property is subject to a 3% NSR.  In the event that Commercial Production has not commenced on the Property by the sixth anniversary of this agreement, the Company shall make an advance royalty payment in the amount of $50,000.  On the seventh Anniversary, the annual advance royalty payments shall increase to $100,000.

The Grew Creek Gold Project consists of 370 contiguous claims (approximately 8900 hectares) along the Robert Campbell Highway in the Whitehorse Mining District.  The claims are located in a linear belt within the Tintina Trench from seven (7) kilometres southwest of Ross River to 20 kilometres south of Faro.  The claims are located on NTS map sheets 105 F15, K/2 & 3.

N
Grew Creek
Faro
2 kilometrer
Zone of Influence
Ross River
Grew Creek Claims
March 2005
1:250,000
0 2.5 5 10 15 20
Kilometers

The property is not subject to any known environmental liabilities to the best of the Company’s knowledge.  The main mineralized zone is located two (2) kilometres south of the Campbell Highway near Grew Creek at Km 380.  The necessary Class 2 notification was completed in order to conduct the exploration carried out in 2004.

The following italicized text has been excerpted from a “Report on Grew Creek Diamond Drilling” prepared on behalf of Freegold Ventures Limited by Robert Stroshein, P.Eng., dated March 20th, 2005. The report is filed on SEDAR in conjunction with this Form 20F.

District	Grant Number	RegType	ClaimName	ClaimNbr	Claim Owner	Expiry Date	Status	NTS
Whitehorse	YA75717	Quartz	CANYON	1	A.M. Carlos - 100%.	27/12/2023	Active	105K02
Whitehorse	YA75718	Quartz	CANYON	2	A.M. Carlos - 100%.	27/12/2023	Active	105K02
Whitehorse	YA75719	Quartz	CANYON	3	A.M. Carlos - 100%.	27/12/2023	Active	105K02
Whitehorse	YA75720	Quartz	CANYON	4	A.M. Carlos - 100%.	27/12/2023	Active	105K02
Whitehorse	YA75721	Quartz	CANYON	5	A.M. Carlos - 100%.	27/12/2023	Active	105K02
Whitehorse	YA75722	Quartz	CANYON	6	A.M. Carlos - 100%.	27/12/2023	Active	105K02
Whitehorse	YA75723	Quartz	CANYON	7	A.M. Carlos - 100%.	27/12/2023	Active	105K02
Whitehorse	YA75724	Quartz	CANYON	8	A.M. Carlos - 100%.	27/12/2023	Active	105K02
Whitehorse	YA75725	Quartz	CANYON	9	A.M. Carlos - 100%.	27/12/2023	Active	105K02
Whitehorse	YA75726	Quartz	CANYON	10	A.M. Carlos - 100%.	27/12/2023	Active	105K02
Whitehorse	YA75727	Quartz	CANYON	11	A.M. Carlos - 100%.	27/12/2023	Active	105K02
Whitehorse	YA75728	Quartz	CANYON	12	A.M. Carlos - 100%.	27/12/2023	Active	105K02
Whitehorse	YA75729	Quartz	CANYON	13	A.M. Carlos - 100%.	27/12/2023	Active	105K02
Whitehorse	YA75730	Quartz	CANYON	14	A.M. Carlos - 100%.	27/12/2023	Active	105K02
Whitehorse	YA75731	Quartz	CANYON	15	A.M. Carlos - 100%.	27/12/2023	Active	105K02
Whitehorse	YA75732	Quartz	CANYON	16	A.M. Carlos - 100%.	27/12/2023	Active	105K02
Whitehorse	YA75733	Quartz	CANYON	17	A.M. Carlos - 100%.	27/12/2021	Active	105K02
Whitehorse	YA75734	Quartz	CANYON	18	A.M. Carlos - 100%.	27/12/2021	Active	105K02
Whitehorse	YA75735	Quartz	CANYON	19	A.M. Carlos - 100%.	27/12/2021	Active	105K02
Whitehorse	YA75736	Quartz	CANYON	20	A.M. Carlos - 100%.	27/12/2021	Active	105K02
Whitehorse	YA75737	Quartz	CANYON	21	A.M. Carlos - 100%.	27/12/2021	Active	105K02
Whitehorse	YA75738	Quartz	CANYON	22	A.M. Carlos - 100%.	27/12/2021	Active	105K02
Whitehorse	YA75739	Quartz	CANYON	23	A.M. Carlos - 100%.	27/12/2021	Active	105K02
Whitehorse	YA75740	Quartz	CANYON	24	A.M. Carlos - 100%.	27/12/2021	Active	105K02
Whitehorse	YA75741	Quartz	CANYON	25	A.M. Carlos - 100%.	27/12/2021	Active	105K02
Whitehorse	YA75742	Quartz	CANYON	26	A.M. Carlos - 100%.	27/12/2021	Active	105K02
Whitehorse	YA75743	Quartz	CANYON	27	A.M. Carlos - 100%.	27/12/2023	Active	105K02
Whitehorse	YA75744	Quartz	CANYON	28	A.M. Carlos - 100%.	27/12/2023	Active	105K02
Whitehorse	YA75745	Quartz	CANYON	29	A.M. Carlos - 100%.	27/12/2023	Active	105K02
Whitehorse	YA75746	Quartz	CANYON	30	A.M. Carlos - 100%.	27/12/2023	Active	105K02
Whitehorse	YA75747	Quartz	CANYON	31	A.M. Carlos - 100%.	27/12/2023	Active	105K02
Whitehorse	YA75748	Quartz	CANYON	32	A.M. Carlos - 100%.	27/12/2023	Active	105K02
Whitehorse	YA75753	Quartz	CANYON	33	A.M. Carlos - 100%.	27/12/2023	Active	105K02
Whitehorse	YA75754	Quartz	CANYON	34	A.M. Carlos - 100%.	27/12/2023	Active	105K02
Whitehorse	YA75755	Quartz	CANYON	35	A.M. Carlos - 100%.	27/12/2023	Active	105K02
Whitehorse	YA75756	Quartz	CANYON	36	A.M. Carlos - 100%.	27/12/2023	Active	105K02
Whitehorse	YA75757	Quartz	CANYON	37	A.M. Carlos - 100%.	27/12/2023	Active	105K02
Whitehorse	YA75758	Quartz	CANYON	38	A.M. Carlos - 100%.	27/12/2023	Active	105K02
Whitehorse	YA75759	Quartz	CANYON	39	A.M. Carlos - 100%.	27/12/2023	Active	105K02
Whitehorse	YA75760	Quartz	CANYON	40	A.M. Carlos - 100%.	27/12/2023	Active	105K02

Whitehorse	YA81160	Quartz	CANYON	41	A.M. Carlos - 100%.	27/12/2019	Active	105K02
Whitehorse	YA81161	Quartz	CANYON	42	A.M. Carlos - 100%.	27/12/2019	Active	105K02
Whitehorse	YA81162	Quartz	CANYON	43	A.M. Carlos - 100%.	27/12/2019	Active	105K02
Whitehorse	YA81163	Quartz	CANYON	44	A.M. Carlos - 100%.	27/12/2019	Active	105K02
Whitehorse	YA81164	Quartz	CANYON	45	A.M. Carlos - 100%.	27/12/2019	Active	105K02
Whitehorse	YA81165	Quartz	CANYON	46	A.M. Carlos - 100%.	27/12/2019	Active	105K02
Whitehorse	YA81166	Quartz	CANYON	47	A.M. Carlos - 100%.	27/12/2019	Active	105K02
Whitehorse	YA81167	Quartz	CANYON	48	A.M. Carlos - 100%.	27/12/2019	Active	105K02
Whitehorse	YA81168	Quartz	CANYON	49	A.M. Carlos - 100%.	27/12/2019	Active	105K02
Whitehorse	YA81169	Quartz	CANYON	50	A.M. Carlos - 100%.	27/12/2019	Active	105K02
Whitehorse	YA81170	Quartz	CANYON	51	A.M. Carlos - 100%.	27/12/2020	Active	105K02
Whitehorse	YA81171	Quartz	CANYON	52	A.M. Carlos - 100%.	27/12/2020	Active	105K02
Whitehorse	YA81172	Quartz	CANYON	53	A.M. Carlos - 100%.	27/12/2020	Active	105K02
Whitehorse	YA81173	Quartz	CANYON	54	A.M. Carlos - 100%.	27/12/2020	Active	105K02
Whitehorse	YA81174	Quartz	CANYON	55	A.M. Carlos - 100%.	27/12/2020	Active	105K02
Whitehorse	YA81175	Quartz	CANYON	56	A.M. Carlos - 100%.	27/12/2020	Active	105K02
Whitehorse	YA81176	Quartz	CANYON	57	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA81177	Quartz	CANYON	58	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA81178	Quartz	CANYON	59	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA81179	Quartz	CANYON	60	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA81180	Quartz	CANYON	61	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA81181	Quartz	CANYON	62	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA81182	Quartz	CANYON	63	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA81183	Quartz	CANYON	64	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA81184	Quartz	CANYON	65	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA81185	Quartz	CANYON	66	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA81192	Quartz	CANYON	73	A.M. Carlos - 100%.	27/12/2019	Active	105K02
Whitehorse	YA81193	Quartz	CANYON	74	A.M. Carlos - 100%.	27/12/2019	Active	105K02
Whitehorse	YA81194	Quartz	CANYON	75	A.M. Carlos - 100%.	27/12/2019	Active	105K02
Whitehorse	YA81195	Quartz	CANYON	76	A.M. Carlos - 100%.	27/12/2019	Active	105K02
Whitehorse	YA81196	Quartz	CANYON	77	A.M. Carlos - 100%.	27/12/2019	Active	105K02
Whitehorse	YA81197	Quartz	CANYON	78	A.M. Carlos - 100%.	27/12/2019	Active	105K02
Whitehorse	YA81198	Quartz	CANYON	79	A.M. Carlos - 100%.	27/12/2020	Active	105K02
Whitehorse	YA81199	Quartz	CANYON	80	A.M. Carlos - 100%.	27/12/2020	Active	105K02
Whitehorse	YA81200	Quartz	CANYON	81	A.M. Carlos - 100%.	27/12/2020	Active	105K02
Whitehorse	YA81201	Quartz	CANYON	82	A.M. Carlos - 100%.	27/12/2020	Active	105K02
Whitehorse	YA81202	Quartz	CANYON	83	A.M. Carlos - 100%.	27/12/2020	Active	105K02
Whitehorse	YA81203	Quartz	CANYON	84	A.M. Carlos - 100%.	27/12/2020	Active	105K02
Whitehorse	YA81204	Quartz	CANYON	85	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA81205	Quartz	CANYON	86	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA81206	Quartz	CANYON	87	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA81207	Quartz	CANYON	88	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA81208	Quartz	CANYON	89	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA81209	Quartz	CANYON	90	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA81210	Quartz	CANYON	91	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA81211	Quartz	CANYON	92	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA81212	Quartz	CANYON	93	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA81213	Quartz	CANYON	94	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA85326	Quartz	GRAND	91	A.M. Carlos - 100%.	27/12/2012	Active	105K02
Whitehorse	YA85327	Quartz	GRAND	92	A.M. Carlos - 100%.	27/12/2013	Active	105K02

Whitehorse	YA85328	Quartz	GRAND	93	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA85329	Quartz	GRAND	94	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA85330	Quartz	GRAND	95	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA85331	Quartz	GRAND	96	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA85332	Quartz	GRAND	97	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA85333	Quartz	GRAND	98	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA85376	Quartz	GRAND	141	A.M. Carlos - 100%.	27/12/2013	Active	105K02
Whitehorse	YA85377	Quartz	GRAND	142	A.M. Carlos - 100%.	27/12/2012	Active	105K02
Whitehorse	YA85378	Quartz	GRAND	143	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA85379	Quartz	GRAND	144	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA85380	Quartz	GRAND	145	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA85381	Quartz	GRAND	146	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA85382	Quartz	GRAND	147	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA85383	Quartz	GRAND	148	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA85394	Quartz	GRAND	159	A.M. Carlos - 100%.	27/12/2012	Active	105K02
Whitehorse	YA85395	Quartz	GRAND	160	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA85396	Quartz	GRAND	161	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA85397	Quartz	GRAND	162	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YA85398	Quartz	CANYON	293	A.M. Carlos - 100%.	27/12/2018	Active	105K02
Whitehorse	YA85399	Quartz	CANYON	294	A.M. Carlos - 100%.	27/12/2018	Active	105K02
Whitehorse	YA85400	Quartz	CANYON	295	A.M. Carlos - 100%.	27/12/2018	Active	105K02
Whitehorse	YA85401	Quartz	CANYON	296	A.M. Carlos - 100%.	27/12/2018	Active	105K02
Whitehorse	YA85402	Quartz	CANYON	297	A.M. Carlos - 100%.	27/12/2018	Active	105K02
Whitehorse	YA85403	Quartz	CANYON	298	A.M. Carlos - 100%.	27/12/2018	Active	105K02
Whitehorse	YA85404	Quartz	CANYON	299	A.M. Carlos - 100%.	27/12/2018	Active	105K02
Whitehorse	YA85405	Quartz	CANYON	300	A.M. Carlos - 100%.	27/12/2018	Active	105K02
Whitehorse	YC08793	Quartz	CANON	1	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YC08794	Quartz	CANON	2	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YC08795	Quartz	CANON	3	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YC08796	Quartz	CANON	4	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YC08797	Quartz	CANON	5	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YC08798	Quartz	CANON	6	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YC08939	Quartz	CANON	7	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YC08940	Quartz	CANON	8	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YC08941	Quartz	CANON	9	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YC08942	Quartz	CANON	10	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YC08943	Quartz	CANON	11	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YC08944	Quartz	CANON	12	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YC08945	Quartz	CANON	13	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YC08946	Quartz	CANON	14	A.M. Carlos - 100%.	27/12/2016	Active	105K02
Whitehorse	YC18135	Quartz	DOZER	1	A.M. Carlos - 100%.	12/08/2008	Active	105K03
Whitehorse	YC18136	Quartz	DOZER	2	A.M. Carlos - 100%.	12/08/2008	Active	105K03
Whitehorse	YC18137	Quartz	DOZER	3	A.M. Carlos - 100%.	12/08/2008	Active	105K03
Whitehorse	YC18138	Quartz	DOZER	4	A.M. Carlos - 100%.	12/08/2008	Active	105K03
Whitehorse	YC18139	Quartz	DOZER	5	A.M. Carlos - 100%.	12/08/2008	Active	105K03
Whitehorse	YC18140	Quartz	DOZER	6	A.M. Carlos - 100%.	12/08/2008	Active	105K03
Whitehorse	YC18141	Quartz	DOZER	7	A.M. Carlos - 100%.	12/08/2008	Active	105K03
Whitehorse	YC18142	Quartz	DOZER	8	A.M. Carlos - 100%.	12/08/2008	Active	105K03
Whitehorse	YC18143	Quartz	DOZER	9	A.M. Carlos - 100%.	12/08/2008	Active	105K03
Whitehorse	YC18144	Quartz	DOZER	10	A.M. Carlos - 100%.	12/08/2008	Active	105K03

Whitehorse	YC18145	Quartz	DOZER	11	A.M. Carlos - 100%.	12/08/2008	Active	105K03
Whitehorse	YC18146	Quartz	DOZER	12	A.M. Carlos - 100%.	12/08/2008	Active	105K03
Whitehorse	YC18147	Quartz	DOZER	13	A.M. Carlos - 100%.	12/08/2008	Active	105K03
Whitehorse	YC18148	Quartz	DOZER	14	A.M. Carlos - 100%.	12/08/2008	Active	105K03
Whitehorse	YC18762	Quartz	KAOLIN	1	A.M. Carlos - 100%.	17/09/2010	Active	105K03
Whitehorse	YC18763	Quartz	KAOLIN	2	A.M. Carlos - 100%.	17/09/2010	Active	105K03
Whitehorse	YC18764	Quartz	KAOLIN	3	A.M. Carlos - 100%.	17/09/2010	Active	105K03
Whitehorse	YC19300	Quartz	KAOLIN	4	A.M. Carlos - 100%.	17/09/2007	Active	105K03
Whitehorse	YC19301	Quartz	KAOLIN	5	A.M. Carlos - 100%.	17/09/2007	Active	105K03
Whitehorse	YC19302	Quartz	KAOLIN	6	A.M. Carlos - 100%.	17/09/2007	Active	105K03
Whitehorse	YC19303	Quartz	KAOLIN	7	A.M. Carlos - 100%.	17/09/2007	Active	105K03
Whitehorse	YC19304	Quartz	KAOLIN	8	A.M. Carlos - 100%.	17/09/2007	Active	105K03
Whitehorse	YC19305	Quartz	KAOLIN	9	A.M. Carlos - 100%.	17/09/2007	Active	105K03
Whitehorse	YC19306	Quartz	KAOLIN	10	A.M. Carlos - 100%.	17/09/2007	Active	105K03
Whitehorse	YC19362	Quartz	MAVERICK	1	A.M. Carlos - 100%.	15/06/2012	Active	105K02
Whitehorse	YC19363	Quartz	MAVERICK	2	A.M. Carlos - 100%.	15/06/2012	Active	105K02
Whitehorse	YC19364	Quartz	MAVERICK	3	A.M. Carlos - 100%.	15/06/2012	Active	105K02
Whitehorse	YC19365	Quartz	MAVERICK	4	A.M. Carlos - 100%.	15/06/2012	Active	105K02
Whitehorse	YC19366	Quartz	MAVERICK	5	A.M. Carlos - 100%.	15/06/2012	Active	105K02
Whitehorse	YC19367	Quartz	MAVERICK	6	A.M. Carlos - 100%.	15/06/2012	Active	105K02
Whitehorse	YC19368	Quartz	MAVERICK	7	A.M. Carlos - 100%.	15/06/2012	Active	105K02
Whitehorse	YC19369	Quartz	MAVERICK	8	A.M. Carlos - 100%.	15/06/2012	Active	105K02
Whitehorse	YC19370	Quartz	MAVERICK	9	A.M. Carlos - 100%.	15/06/2012	Active	105K02
Whitehorse	YC19371	Quartz	MAVERICK	10	A.M. Carlos - 100%.	15/06/2012	Active	105K02
Whitehorse	YC19372	Quartz	MAVERICK	11	A.M. Carlos - 100%.	15/06/2012	Active	105K02
Whitehorse	YC19373	Quartz	MAVERICK	12	A.M. Carlos - 100%.	15/06/2012	Active	105K02
Whitehorse	YC19374	Quartz	KAOLIN	11	A.M. Carlos - 100%.	17/09/2008	Active	105K03
Whitehorse	YC19375	Quartz	KAOLIN	12	A.M. Carlos - 100%.	17/09/2008	Active	105K03
Whitehorse	YC26055	Quartz	MAVERICK	13	A.M. Carlos - 100%.	15/06/2008	Active	105K02
Whitehorse	YC26056	Quartz	MAVERICK	14	A.M. Carlos - 100%.	15/06/2008	Active	105K02
Whitehorse	YC26057	Quartz	MAVERICK	15	A.M. Carlos - 100%.	15/06/2008	Active	105K02
Whitehorse	YC26058	Quartz	MAVERICK	16	A.M. Carlos - 100%.	15/06/2008	Active	105K02
Whitehorse	YC26059	Quartz	MAVERICK	17	A.M. Carlos - 100%.	15/06/2008	Active	105K02
Whitehorse	YC26060	Quartz	MAVERICK	18	A.M. Carlos - 100%.	15/06/2008	Active	105K02
Whitehorse	YC26061	Quartz	MAVERICK	19	A.M. Carlos - 100%.	15/06/2008	Active	105K02
Whitehorse	YC26062	Quartz	MAVERICK	20	A.M. Carlos - 100%.	15/06/2008	Active	105K02
Whitehorse	YC26063	Quartz	MAVERICK	21	A.M. Carlos - 100%.	15/06/2008	Active	105K02
Whitehorse	YC26064	Quartz	MAVERICK	22	A.M. Carlos - 100%.	15/06/2008	Active	105K02
Whitehorse	YC26065	Quartz	MAVERICK	23	A.M. Carlos - 100%.	15/06/2008	Active	105K02
Whitehorse	YC26066	Quartz	MAVERICK	24	A.M. Carlos - 100%.	15/06/2008	Active	105K02
Whitehorse	YC26067	Quartz	MAVERICK	25	A.M. Carlos - 100%.	15/06/2008	Active	105K02
Whitehorse	YC26068	Quartz	MAVERICK	26	A.M. Carlos - 100%.	15/06/2008	Active	105K02
Whitehorse	YC26069	Quartz	MAVERICK	27	A.M. Carlos - 100%.	15/06/2008	Active	105K02
Whitehorse	YC26070	Quartz	MAVERICK	28	A.M. Carlos - 100%.	15/06/2008	Active	105K02
Whitehorse	YC26071	Quartz	MAVERICK	29	A.M. Carlos - 100%.	15/06/2008	Active	105K02
Whitehorse	YC26072	Quartz	MAVERICK	30	A.M. Carlos - 100%.	15/06/2008	Active	105K02
Whitehorse	YC26073	Quartz	MAVERICK	31	A.M. Carlos - 100%.	15/06/2008	Active	105K02
Whitehorse	YC26074	Quartz	MAVERICK	32	A.M. Carlos - 100%.	15/06/2008	Active	105K02
Whitehorse	YC26075	Quartz	MAVERICK	33	A.M. Carlos - 100%.	15/06/2008	Active	105K02
Whitehorse	YC26076	Quartz	MAVERICK	34	A.M. Carlos - 100%.	15/06/2008	Active	105K02

Whitehorse	YC26077	Quartz	MAVERICK	35	A.M. Carlos - 100%.	15/06/2008	Active	105K02
Whitehorse	YC26078	Quartz	MAVERICK	36	A.M. Carlos - 100%.	15/06/2008	Active	105K02
Whitehorse	YC29987	Quartz	SLEEPER	1	A.M. Carlos - 100%.	23/08/2005	Active	105F15
Whitehorse	YC29988	Quartz	SLEEPER	2	A.M. Carlos - 100%.	23/08/2005	Active	105F15
Whitehorse	YC29989	Quartz	SLEEPER	3	A.M. Carlos - 100%.	23/08/2005	Active	105F15
Whitehorse	YC29990	Quartz	SLEEPER	4	A.M. Carlos - 100%.	23/08/2005	Active	105F15
Whitehorse	YC29991	Quartz	SLEEPER	5	A.M. Carlos - 100%.	23/08/2005	Active	105F15
Whitehorse	YC29992	Quartz	SLEEPER	6	A.M. Carlos - 100%.	23/08/2005	Active	105F15
Whitehorse	YC29993	Quartz	SLEEPER	7	A.M. Carlos - 100%.	23/08/2005	Active	105F15
Whitehorse	YC29994	Quartz	SLEEPER	8	A.M. Carlos - 100%.	23/08/2005	Active	105F15
Whitehorse	YC29995	Quartz	SLEEPER	9	A.M. Carlos - 100%.	23/08/2005	Active	105F15
Whitehorse	YC29996	Quartz	SLEEPER	10	A.M. Carlos - 100%.	23/08/2005	Active	105F15
Whitehorse	YC30113	Quartz	CANON	15	A.M. Carlos - 100%.	01/10/2005	Active	105K02
Whitehorse	YC30114	Quartz	CANON	16	A.M. Carlos - 100%.	01/10/2005	Active	105K02
Whitehorse	YC30115	Quartz	CANON	17	A.M. Carlos - 100%.	01/10/2005	Active	105K02
Whitehorse	YC30116	Quartz	CANON	18	A.M. Carlos - 100%.	01/10/2005	Active	105K02
Whitehorse	YC30117	Quartz	CANON	19	A.M. Carlos - 100%.	01/10/2005	Active	105K02
Whitehorse	YC30118	Quartz	CANON	20	A.M. Carlos - 100%.	01/10/2005	Active	105K02
Whitehorse	YC30119	Quartz	CANON	21	A.M. Carlos - 100%.	01/10/2005	Active	105K02
Whitehorse	YC30120	Quartz	CANON	22	A.M. Carlos - 100%.	01/10/2005	Active	105K02
Whitehorse	YC30121	Quartz	CANON	23	A.M. Carlos - 100%.	01/10/2005	Active	105K02
Whitehorse	YC30122	Quartz	CANON	24	A.M. Carlos - 100%.	01/10/2005	Active	105K02
Whitehorse	YC37806	Quartz	RAIL	1	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37807	Quartz	RAIL	2	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37808	Quartz	RAIL	3	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37809	Quartz	RAIL	4	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37810	Quartz	RAIL	5	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37811	Quartz	RAIL	6	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37812	Quartz	RAIL	7	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37813	Quartz	RAIL	8	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37814	Quartz	RAIL	9	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37815	Quartz	RAIL	10	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37816	Quartz	RAIL	11	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37817	Quartz	RAIL	12	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37818	Quartz	RAIL	13	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37819	Quartz	RAIL	14	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37820	Quartz	RAIL	15	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37821	Quartz	RAIL	16	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37822	Quartz	RAIL	17	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37823	Quartz	RAIL	18	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37824	Quartz	RAIL	19	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37825	Quartz	RAIL	20	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37826	Quartz	RAIL	21	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37827	Quartz	RAIL	22	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37828	Quartz	RAIL	23	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37829	Quartz	RAIL	24	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37830	Quartz	RAIL	25	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37831	Quartz	RAIL	26	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37832	Quartz	RAIL	27	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37833	Quartz	RAIL	28	Freegold - 100%.	30/12/2005	Active	105F15

Whitehorse	YC37834	Quartz	RAIL	29	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37835	Quartz	RAIL	30	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37836	Quartz	RAIL	31	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37837	Quartz	RAIL	32	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37838	Quartz	RAIL	33	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37839	Quartz	RAIL	34	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37840	Quartz	RAIL	35	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37841	Quartz	RAIL	36	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37842	Quartz	RAIL	37	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37843	Quartz	RAIL	38	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37844	Quartz	RAIL	39	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37845	Quartz	RAIL	40	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37846	Quartz	RAIL	41	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37847	Quartz	RAIL	42	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37848	Quartz	RAIL	43	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37849	Quartz	RAIL	44	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37850	Quartz	RAIL	45	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37851	Quartz	RAIL	46	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37852	Quartz	RAIL	47	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37853	Quartz	RAIL	48	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37854	Quartz	RAIL	49	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37855	Quartz	RAIL	50	Freegold - 100%.	30/12/2005	Active	105F15
Whitehorse	YC37856	Quartz	RAIL	51	Freegold - 100%.	30/12/2005	Active	105K02
Whitehorse	YC37857	Quartz	RAIL	52	Freegold - 100%.	30/12/2005	Active	105K02
Whitehorse	YC37858	Quartz	RAIL	53	Freegold - 100%.	30/12/2005	Active	105K02
Whitehorse	YC37859	Quartz	RAIL	54	Freegold - 100%.	30/12/2005	Active	105K02
Whitehorse	YC37860	Quartz	RAIL	55	Freegold - 100%.	30/12/2005	Active	105K02
Whitehorse	YC37861	Quartz	RAIL	56	Freegold - 100%.	30/12/2005	Active	105K02
Whitehorse	YC37862	Quartz	RAIL	57	Freegold - 100%.	30/12/2005	Active	105K02
Whitehorse	YC37863	Quartz	RAIL	58	Freegold - 100%.	30/12/2005	Active	105K02
Whitehorse	YC37864	Quartz	RAIL	59	Freegold - 100%.	30/12/2005	Active	105K02
Whitehorse	YC37865	Quartz	RAIL	60	Freegold - 100%.	30/12/2005	Active	105K02
Whitehorse	YC37866	Quartz	RAIL	61	Freegold - 100%.	30/12/2005	Active	105K02
Whitehorse	YC37867	Quartz	RAIL	62	Freegold - 100%.	30/12/2005	Active	105K02
Whitehorse	YC37868	Quartz	RAIL	63	Freegold - 100%.	30/12/2005	Active	105K02
Whitehorse	YC37869	Quartz	RAIL	64	Freegold - 100%.	30/12/2005	Active	105K02
Whitehorse	YC37870	Quartz	RAIL	65	Freegold - 100%.	30/12/2005	Active	105K02
Whitehorse	YC37871	Quartz	RAIL	66	Freegold - 100%.	30/12/2005	Active	105K02
Whitehorse	YC37872	Quartz	RAIL	67	Freegold - 100%.	30/12/2005	Active	105K02
Whitehorse	YC37873	Quartz	RAIL	68	Freegold - 100%.	30/12/2005	Active	105K02
Whitehorse	YC37874	Quartz	RAIL	69	Freegold - 100%.	30/12/2005	Active	105K02
Whitehorse	YC37875	Quartz	RAIL	70	Freegold - 100%.	30/12/2005	Active	105K02
Whitehorse	YC37876	Quartz	RAIL	71	Freegold - 100%.	30/12/2005	Active	105K02
Whitehorse	YC37877	Quartz	RAIL	72	Freegold - 100%.	30/12/2005	Active	105K02
Whitehorse	YC37878	Quartz	RAIL	73	Freegold - 100%.	30/12/2005	Active	105K02
Whitehorse	YC37879	Quartz	RAIL	74	Freegold - 100%.	30/12/2005	Active	105K02
Whitehorse	YC37880	Quartz	RAIL	75	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37881	Quartz	RAIL	76	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37882	Quartz	RAIL	77	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37883	Quartz	RAIL	78	Freegold - 100%.	30/12/2005	Active	105K03

Whitehorse	YC37884	Quartz	RAIL	79	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37885	Quartz	RAIL	80	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37886	Quartz	RAIL	81	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37887	Quartz	RAIL	82	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37888	Quartz	RAIL	83	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37889	Quartz	RAIL	84	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37890	Quartz	RAIL	85	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37891	Quartz	RAIL	86	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37892	Quartz	RAIL	87	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37893	Quartz	RAIL	88	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37894	Quartz	RAIL	89	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37895	Quartz	RAIL	90	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37896	Quartz	RAIL	91	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37897	Quartz	RAIL	92	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37898	Quartz	RAIL	93	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37899	Quartz	RAIL	94	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37900	Quartz	RAIL	95	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37901	Quartz	RAIL	96	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37902	Quartz	RAIL	97	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37903	Quartz	RAIL	98	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37904	Quartz	RAIL	99	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37905	Quartz	RAIL	100	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37906	Quartz	RAIL	101	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37907	Quartz	RAIL	102	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37908	Quartz	RAIL	103	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37909	Quartz	RAIL	104	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37910	Quartz	RAIL	105	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37911	Quartz	RAIL	106	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37912	Quartz	RAIL	107	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37913	Quartz	RAIL	108	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37914	Quartz	RAIL	109	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37915	Quartz	RAIL	110	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37916	Quartz	RAIL	111	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37917	Quartz	RAIL	112	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37918	Quartz	RAIL	113	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37919	Quartz	RAIL	114	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37920	Quartz	RAIL	115	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37921	Quartz	RAIL	116	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37922	Quartz	RAIL	117	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37923	Quartz	RAIL	118	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37924	Quartz	RAIL	119	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37925	Quartz	RAIL	120	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37926	Quartz	RAIL	121	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37927	Quartz	RAIL	122	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37928	Quartz	RAIL	123	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37929	Quartz	RAIL	124	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37930	Quartz	RAIL	125	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37931	Quartz	RAIL	126	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37932	Quartz	RAIL	127	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37933	Quartz	RAIL	128	Freegold - 100%.	30/12/2005	Active	105K03

Whitehorse	YC37934	Quartz	RAIL	129	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37935	Quartz	RAIL	130	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37936	Quartz	RAIL	131	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37937	Quartz	RAIL	132	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37938	Quartz	RAIL	133	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37939	Quartz	RAIL	134	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37940	Quartz	RAIL	135	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37941	Quartz	RAIL	136	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37942	Quartz	RAIL	137	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37943	Quartz	RAIL	138	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37944	Quartz	RAIL	139	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37945	Quartz	RAIL	140	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37946	Quartz	RAIL	141	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37947	Quartz	RAIL	142	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37948	Quartz	RAIL	143	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37949	Quartz	RAIL	144	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37950	Quartz	RAIL	145	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37951	Quartz	RAIL	146	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37952	Quartz	RAIL	147	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37953	Quartz	RAIL	148	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37954	Quartz	RAIL	149	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37955	Quartz	RAIL	150	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37956	Quartz	RAIL	151	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37957	Quartz	RAIL	152	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37958	Quartz	RAIL	153	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37959	Quartz	RAIL	154	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37960	Quartz	RAIL	155	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37961	Quartz	RAIL	156	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37962	Quartz	RAIL	157	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37963	Quartz	RAIL	158	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37964	Quartz	RAIL	159	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37965	Quartz	RAIL	160	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37966	Quartz	RAIL	161	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37967	Quartz	RAIL	162	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37968	Quartz	RAIL	163	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37969	Quartz	RAIL	164	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37970	Quartz	RAIL	165	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37971	Quartz	RAIL	166	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37972	Quartz	RAIL	167	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37973	Quartz	RAIL	168	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37974	Quartz	RAIL	169	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37975	Quartz	RAIL	170	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37976	Quartz	RAIL	171	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37977	Quartz	RAIL	172	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37978	Quartz	RAIL	173	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37979	Quartz	RAIL	174	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37980	Quartz	RAIL	175	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37981	Quartz	RAIL	176	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37982	Quartz	RAIL	177	Freegold - 100%.	30/12/2005	Active	105K03
Whitehorse	YC37983	Quartz	RAIL	178	Freegold - 100%.	30/12/2005	Active	105K03

Accessibility, Climate, Local Resources, Infrastructure and Physiography

All areas of the project are accessible from the Robert Campbell Highway by numerous roads and four-wheel drive trails. The trenches on the mineralized showings in the sedimentary rocks are accessible through a road from the Ezee Gold camp near Km 377.  The department of highways revised the posted kilometre markers since the exploration targets were first identified and these posts reflect the “new” meterages.

The climate in the area is typical of the interior plateau of Yukon with generally extreme temperatures ranging from -60o C in winter to 30o C in summer.  Rain and snow levels are light to moderate.  Vegetation in the area consists of poplar, birch, pine and spruce forests.

The Yukon Energy power line to Ross River passes through the property and is located within 500 metres of the Main zone deposit.

The property is located within the Tintina Trench, a major physiographic trough trending northwest along the Pelly River valley.  The topographic relief is moderate, ranging between 700 and 1 000 metres elevation.  The property is transected by a number of northerly draining creeks and streams which rise in the Pelly Mountains and flow into the Pelly River.

There is no conflicting surface rights which would represent an impediment to potential mining.

History

First reported staking in the Grew Creek area was in 1967 during the Anvil staking rush.  Gaylord Mining Ltd. conducted geophysical surveys and completed three diamond drill holes (354 metres) in 1968 testing for potential stratabound lead-zinc mineralization.

Mr. Carlos discovered gold mineralization in outcrop while prospecting in the Grew Creek area in 1983.  Small scale placer gold mining was being carried out in the creek at the time.  Carlos staked the Canyon 1-40 claims in June 1983.  The discovery outcrop was trenched to reveal strongly silicified and veined rhyolite on a resistant knoll which subsequent exploration showed was on the western end of the Main Zone.

Hudson Bay Exploration and Development Company, Limited (HBED) optioned the property in November, 1983 and added the Canyon claims in January and Grand claims in September 1984.  HBED carried out ground geophysical, geochemical surveys, trenching, diamond drilling (13 holes, 1 732 metres), and reverse circulation drilling (19 holes, 1 660 metres) in 1984-85.  HBED carried reconnaissance type exploration along the length of the property and identified a number of areas for detail investigations.  This activity included line cutting followed by geophysical and geochemical surveys in 1986.  HBED returned the property to Carlos in 1987.

Noranda Exploration Company Ltd. optioned the property in 1987 and formed an exploration Joint Venture (JV) with Goldnev Resources Inc. (formerly Golden Nevada Resources Inc.), Brenda Mines Ltd. and Hemlo Gold Mines Ltd. to develop the property.  The JV expanded the property by adding the Can and Ran claims surrounding the original claims.  The JV carried out extensive diamond drilling on the Main Zone (67 holes, 16 180 metres) and in the Tarn Zone area (10 holes, 3 045 metres) in 1987-88.  Reverse circulation drilling (13 holes, 1 669 metres) in 1988 was directed at testing various geophysical targets between the Main Zone and the Tarn Zone areas.  Exploration along the trend of the Tintina Fault System by the JV included a 4 900 line kilometre airborne survey with a 100 metre line spacing.  The survey reported electro-magnetic, total field magnetic, vertical magnetic gradient, apparent resistivity and VLF-EM results.  The JV collected approximately 5 000 till and humus samples along lines at 1 kilometre spacing along the structural trend on the Grew Creek Gold Property and adjoining claims.

Goldnev Resources Ltd. acquired a 100 % working interest in the JV and carried out diamond drilling (10 holes, 1 158 metres) on the central portion of the Main Zone in 1989.  Goldnev carried out backhoe trenching on four targets outside the main zone which had been identified in 1986.  Goldnev returned the property to Carlos in 1991.

Wheaton River Minerals Limited optioned the Main Zone area claims and carried out a preliminary evaluation of the economical potential of mining the deposit before relinquishing the option in 1992.

Carlos conducted line cutting and VLF-EM on a grid in the Kilometre 410 area in 1992.  He followed up on the anomalies with shallow test pits.

YGC Resources Ltd. acquired an option to earn a 100 % interest in the property in November, 1992 (the agreement was signed in February 1993).  YGC carried out diamond drilling (17 hole 1 944 metres), established line grids, and conducted soil sampling and geophysical surveys in target areas along the claim belt in 1993.  Later in the program excavator trenching was carried out near Danger Creek and on the Blackhawk claims and an additional five (5) shallow diamond drill holes totalling 307 metres were drilled on the Main Zone.

In 1994, YGC drilled 14 diamond drill holes totalling 1 307 metres which included nine holes on the South zone located 50 metres south of the Main zone and five holes on the east end of the Main zone deposit.

In 1995, YGC drilled a total of 17 holes (1 767 metres) on seven separate exploration grids along claim belt from Km. 410 near the west end to the South Canol geophysical target east of the Canol Road in the Watson Lake Mining District.  The program included three holes at the Main Zone of which one hole (GC-95-181) intersected an average gold grade of 7.6 g/t across 9.0 metres on section 10+287.5 E at the 770 metre elevation.

In 1996 YGC Resources Ltd. Carried out a diamond drill program (17 holes, 1 560.7 metres) that consisted of systematic shallow drill testing of the Main Zone mineralization on intermediate sections between 10+175 E and 10+287.5 E.

Geological Setting

Regional Geological Setting

The Grew Creek Gold Project overlies an Eocene volcanic assemblage and fluvial sedimentary rocks preserved within a graben in the Tintina Trench.  The Tintina Trench is a prominent linear physiographic depression reflecting a series of strike-slip faults which form the Tintina Fault system.  Dextral displacement of rock units either side of the fault zone indicates transcurrent movement of approximately 450 kilometres.  The fault movement began in Early Triassic time and continued intermittently until late in the Tertiary Era.  In the area, Palaeozoic rocks of the Pelly Cassiar Platform southwest of the Tintina Fault are juxtaposed against rocks of the Anvil Allocthon to the northeast.  Normal faulting along the pre-existing faults during the Pliocene Epoch resulted in the formation of the trench and the preservation of the Eocene volcanic and clastic rocks within the Canyon Graben (Pride, 1988).

Rocks of the Pelly Cassiar Platform are a continental margin sedimentary sequence of the Rocky Mountain assemblage composed of clastic and carbonate rocks.  Rocks within the Tintina Trench are bimodal (basalt-rhyolite) volcanic and fluvial sedimentary rocks of the Kamloops transitional arc volcanic assemblage.  Rocks of the Anvil Allocthon are composed of Pennsylvanian and Permian marine metabasalt and limestone (Wheeler & McFeely, 1991).

Geology of the Grew Creek Area

The Tintina Fault system in the project area includes four major faults which have been named, from the south to north: Buttle Creek, Grew Creek, Danger Creek and Lapie River faults.  The Canyon Graben hosts the mineralized gold occurrences on the property and is bounded by the Grew Creek Fault on the southwest and the Danger Creek Fault on the northeast.  The Canyon Graben is approximately 1.5 kilometres wide and includes bimodal (rhyolite and basalt) volcanic and fluvial clastic sedimentary rocks.  Palaeozoic metamorphosed chert, phyllite and basalt outcrop southwest of the Grew Creek fault while northeast of the Danger Creek fault Permian massive metabasalt and limestone forming locally prominent resistant cliffs.

The bimodal volcanic rocks within the Canyon Graben are localized by north-south trending extensional faults and deposited in the resulting pull-a-part basins. (Pride, 1988)  Porphyritic rhyolite domes have been mapped over a 3 kilometre trend east of Kilometre 410 and scattered discontinuous outcrops from the Rat Creek area within the Canyon Graben for 18 kilometres to the Lapie River.  Basalt occurs as subaqueous and subaerial flows and pyroclastic deposits interpreted as a stratovolcano nestled along the north side of the Grew Creek fault from the Grew Creek area to Kilometre 400, a distance of seven kilometres.  A succession of felsic pyroclastic rocks outcrops along Rat and Grew Creeks between the rhyolite flow dome and the basalt stratovolcano.

Fluvial sedimentary rocks are in fault contact or overlie the volcanic units within the Canyon Graben.  The sedimentary rocks were deposited in a series of coarsening cycles ranging from pebble conglomerate to sandstone, shale, argillite and coal beds.

Structural Geology

The Tintina Fault System is the dominant structural feature in the area.  The northwest-southeast trending compressional faults initiated the system during Late Cretaceous time and produced the dextral motion along the faults.  North trending extensional faults and regional uplift produced local development of sub-basins with accompanying bimodal basalt-rhyolite volcanism during the Eocene period.  The intersection of the two prominent structures appears to have localized the mineralization of the Main Zone at Grew Creek.  The northwest trending compressional faults are deep crustal fractures which were opened up providing conduits during the extensional fault regime.

The northwest trending fault structures which include the graben bounding Grew Creek and Danger Creek Faults are readily traced by topographical expressions and from the airborne geophysical plots.  North-south trending extensional faults are interpreted from air photographs, topographical features and offsets noted on the geophysical plots.  East-west trending faults are broadly conformable with the sedimentary stratigraphy in the Grew Creek area which is indicated by the magnetic basalt flows within the sequence and therefore can be traced on the geophysical magnetic plots.  In areas of limited or non-existent geological information the geophysical surveys provide very useful structural information to extrapolate the known geology.  The northwest trending faults may have been reactivated after the gold deposition, resulting in disruption of the mineralization.

Post mineral faulting has disrupted the Main Zone mineralization.  The post mineral faulting appears to mimic the extensional faulting on a smaller scale with relatively small vertical and lateral offsets between blocks formed by this conjugate set of faulting.  A simplified interpretation has been applied to account for small scale (10-20 metres) offsets of the W-E fault zone and the "aquiclude" welded tuff unit.  A series of north-south (n-s) trending faults with conjugate east-west (e-w) faults are indicated in the drill core with narrow broken core intervals and clay seams.  At least 10 n-s faults are indicated with less evidence of e-w faults because of the drill-hole orientations (020o/200o).  The n-s faults break up the deposit into a series of narrow (25-50 metres) panels.  The e-w faults locally terminate the mineralized zone (GC-94-153) or caused repetition of the mineralized zone (GC-88-25).

Exploration

Exploration since 1984 has included geological mapping, geophysical ground and airborne surveys (magnetic and VLF-EM), geochemical till sampling, trenching, reverse circulation drilling and diamond drilling.  These activities were carried out along a 50-kilometer length of the Tintina Trench from south of Faro to east of the Canol Road.

A total of 33,918 meters of drilling in 199 diamond and reverse circulation drill holes from 1984 to the end of 2004.  Of the total, 147 drill holes totaling 25,446 meters were drilled on the Golden Spike Zone (Main Zone) at Grew Creek.  The remainder of the holes were drilled over a 50 kilometer strike length on the property with the bulk of these drilled in the Rat Creek area one (1) to five (5) kilometers east of the Golden Spike Zone.

Table of Historical Drilling on the Grew Creek Gold Project, Yukon.

Year	Operator	DDHoles	RCHoles	Meters	Targets
1984	HBED	13		1,732	Main Zone
1985	HBED		19	1,660	Extensions Main Zone,Tarn/drumlin, Till sections
1987	Noranda	27		5,113	Main Zone
1988	Noranda	30	1	11,105	Main Zone
		10		3,045	Tarn zone area
			12	1,448	Tarn zone area
1989	Goldenev	10		1,158	Main Zone
1993	YGC	17		1,944	Regional exploration
1994	YGC	14		1,307	Main Zone - South Zone
1995	YGC	17		1,767	Main Zone and regional
1996	YGC	17		1,561	Main Zone
2004	Freegold	12		2,078	Main Zone - east-west drilling
Totals		167	32	33,918

Freegold Ventures acquired a nearly complete database of the drilling carried out on the property and a re-interpretation of previous drill results.  The conclusions following the last drill program on the Main Zone in 1996 recommended re-orienting the drilling grid to test the mineralization at 90o to the established drill grid.  This recommendation was based on the conclusions that the thickest massive quartz-adularia veins had been intersected at acute core angles indicating the previous drill holes had intersected the veins at unfavorable angles.  The explanation helped to explain the abrupt changes in thickness and grades observed between the drill sections.  The conclusions also indicated potential for extending the mineralization open to the south, north and to depth.

The conclusions were supported by the structural analysis of the Tintina Fault System where the  stain ellipse in that north trending extensional faults develop as a result of east-west extension and north-south compression.

The remainder of the exploration data (geological mapping, geochemical and geophysical surveys) generated during 1984 – 1988 were completed before the industry routinely produced digital databases and are therefore are currently compiled on paper.

Freegold also acquired other target areas on the property where gold-silver mineralization had been discovered and were open for re-interpretation.  The exploration targets generated by ground surveys and drilling at Rat Creek, Knoll Zone and Km 410 are discussed in the Recommendations section of this report. Drilling in the 2004 diamond drill program was carried out by E.Caron Diamond Drillling of Whitehorse.

The author was involved in the compilation of the digital files involved in programs prior to 2004.  Only random comparisons of laboratory assay sheets and the database entries was made.  There were no errors noted. The original laboratory assay information sheets were not available for the early HBED and Noranda drilling programs and therefore could not be verified except as entered on company logs and data sheets.  The author obtained independent samples from the discovery out crop that was used as the representative standard sample and although the gold assays ranged from 0.463 to 3.060 g/t the average results were consistent with the assays reported by earlier operators from this section of the outcrop.

As described in Section 3.0 History above there have been a number of operators on the Grew Creek property since the original discovery of gold-silver mineralization.  The reliability of the data can be expected to vary, but overall, multiple sources provide some assurance of reliability.  Post mineral faulting and the interpretation of preferential orientation of the mineralizing systems can explain the erratic nature of the mineralization as describe in several reports.

Mineralization

The Main Zone mineralization is comprised of micron sized gold-silver as electrum and acanthite irregularly distributed in a quartz-adularia-carbonate stringer stock work and disseminated in silicified crystal lithic tuff.  The Main Zone deposit is hosted by felsic pyroclastic tuff rocks localized at the intersection of northwest-southeast trending faults of the Tintina Fault System and north-south trending extensional faults.  Structural analysis of the gold bearing quartz veins intersected in the drill holes indicates that northerly trending openings that are sub-parallel to the extensional faulting are the most favorable for gold deposition.

The western end of the Grew Creek deposit is exposed in outcrop 500 metres northwest of Grew Creek.  The weathered outcrop exposed in the trenches has strong clay alteration with local irregularly distributed quartz-adularia altered veinlets and silicification.  The discovery showing near section 10+050 E had an average grade of 3.53 g/t gold and 5.25 g/t silver across 13 metres.  Fine banded and brecciated quartz-adularia veins are hosted in silicified coarse CLP tuff in a paleo-hot spring vent.  Drill holes intersected the down dip projection at 15, 60, 85, 100 and 115 metre depths.  The underlying rhyolite and CLP tuff units are intensely brecciated and the core recovery in the mineralized intervals was generally poor.  Gold values from the drill intersection are of relatively narrow intervals with grades ranging from 1.28 to 6.51 g/t.

The Main Zone quartz-adularia vein and vein stock work system is located southeast of the trenches and is overlain by 20 - 50 metres of glacial till between sections 10+150 E and 10+275 E.  The depth of overburden increases to the southeast toward Grew Creek where the maximum depth is approximately 75 metres.  All of the information for the main zone is derived from the diamond drill core with only a small exposure at the west-end of the deposit.

The distribution of the high-grade ore intersections in the zone has shown a lack of lateral and vertical continuity until reconstruction of post mineral faulting indicates that the high-grade veins formed within or adjacent to vent breccias where the metal bearing solutions where focused.  NW trending right lateral strike-slip faults and NE trending left lateral normal faults developed as a result of movement along the NW trending Tintina Fault System.  The vent breccias were originally localized along a north trending extensional fault.  The vent breccias were re-aligned in an easterly trend by continued movement of the NW and NE trending faults.  The high-grade vent zones are enveloped by quartz-chalcedony stringer stock-work over a broad aerial distribution within the permeable pyroclastic and epiclastic tuffs.

High-grade intersections representing proximal vent breccia mineralization have been identified from the drill results.  There are four major high-grade intersections that represent segments along the northerly trending extensional zone.  Segment number One hosts the vent breccia exposed in the silified knoll of the discovery outcrop.  The vent breccia in segment number Two was intersected in GC-87-29 that assayed 42.1 g/t gold and 284.1 g/t silver over 16.5 meters (not true width).  The vent breccia in segment number Three was first identified in drill hole GC-96-196 that yielded an average grade of 28. g/t gold across 17 meters (not true width).  Drill hole GC-87-39 intersected a vent breccia zone in segment number Four that averaged 54.9 g/t gold and 54.5 g/t silver over 6 meters (not true width).

Drilling

A 12 HQ diamond drill-hole program was carried out by Freegold Ventures Limited between September 12 and December 12, 2004 that totaled 2078 meters.  The objective of the drilling program was to confirm that there is a north-south controlling trend to the mineralization and to determine the continuity and extent of the various segments along the deposit.

All 12 diamond drill holes were drilled at a bearing of 110o – 290o (grid east or west) to test two of the central segments of the Golden Spike vein system. Overburden depth in the area is increasing eastward from 29.3 metres to 70.25 metres.  The locations of the holes were measured from the Noranda grid baseline (bearing 110o) with chain and a tripod mounted Brunton compass.  The drill holes were surveyed with a MI3 down hole survey tool were the strike and dip are measured electronically at systematic intervals down the hole.  The collar elevation was estimated from the surrounding known drill-hole collars.  The UTM coordinates were determined by GPS are also included in Appendix 3.

The first seven drill holes were drilled on segment number Three.  These drill holes confirmed that the mineralization trended northerly and followed the extent of the mineralization along the trend.  Drill hole GC-04-231 intersected a cross cutting fault zone that cut off the vein segment to the north at approximately 9+970 N.  Drill holes GC-04-228 to GC-04-230 traced the trend of the mineralization to the south.  The results indicate that the intensity of the vein stock-work and alteration decreases to the south.  The mineralization in segment number Three strikes from 9+925 N to 9+960 N, dips steeply east and is open below 725 meters elevation.

The remaining five drill holes GC-04-232 to GC-04-236 were drilled across the number One and Two segments.  No drill holes were planned to test the number Four segment during this program.  Drill hole GC-04-232 was drilled grid west to intersect the area beneath the discovery outcrop and drill hole GC-04-235 was drilled to test segments One and Two along 9+900 N.  Drill holes GC-04-233 and GC-04-234 were drilled to test the number Two segment 30 meters south of the high-grade veining intersected in drill hole GC-88-29.  GC-04-234 was drilled to test the depth potential below GC-04-233.  Drill hole GC-04-236 was a further 25 meter step out to the south on the number Two segment.

Table of assay summaries for 2004 diamond drill holes.

Drill Hole	From (m)	To (m)	Width (m)	Est. True Width	Au gm/t	Ag gm/t
GC-225	37.5	155.5	118.0	88.5	1.81	2.6
Including	91.4	109.0	17.5	13.1	6.79	8.8
GC-226	44.00	142.00	98.0	73.5	0.44	0.60
Including	135.80	142.00	6.2	4.6	1.86	0.90
GC-227	103.95	148.15	44.2	33.2	4.340	7.9
Including	106.85	125.60	18.8	14.1	9.210	16.8
Including	106.85	113.10	6.3	4.7	22.100	45.1
GC-228	54.7	85.5	30.8	23.1	0.18	0.5
And	127.4	133.8	6.4	4.8	0.18	0.7

GC-229	47.7	54.3	6.6	5.0	0.21	0.4
And	103.3	112.6	9.3	7.0	0.22	1.6
GC-230	122.8	127.6	4.8	3.6	0.16	0.3
GC-231	42.5	133.2	90.7	68.0	0.16	0.2
Including	45.4	57.8	12.4	9.3	0.29	0.2
And	114.9	131.7	16.8	12.6	0.29	0.3
GC-232	77.9	88.7	10.8	8.1	1.09	5.8
And	136.0	146.0	10.0	7.5	2.15	5.1
GC-233	36.3	149.1	112.8	84.6	1.06	1.4
Including	37.8	54.3	16.5	12.4	3.33	3.4
And	112.5	114.0	1.5	1.1	9.25	2.1
GC-234	32.7	167.3	134.6	101.0	0.68	1.0
Including	32.7	60.7	28.0	21.0	1.15	1.6
And	104.9	107.9	3.0	2.3	2.51	1.3
And	153.6	159.7	6.1	4.6	1.49	1.4
GC-235	56.6	114.6	58.0	43.5	0.46	0.9
Including	76.2	79.3	3.1	2.3	1.25	1.5
GC-236	34.7	162.2	127.5	95.6	0.53	0.8
Including	34.7	47.5	12.8	9.6	1.87	1.8
And	100.3	104.7	4.4	3.3	1.81	1.1

Sampling and Analysis

The sampling procedures utilized by Freegold Ventures for the 2004 diamond drill program were as follows.

All drill core was systematically sampled from the overburden and bedrock interface to the bottom of the drill hole.  The sample intervals were nominally at 1.5 meters and normally defined by the footage “blocks” marked at the drill as the core was removed from the core tube.  The core was split for sampling with one half the core sample submitted for assay and the remainder retained for future reference.  The retained core is stacked on site and covered with tarps at the old exploration campsite.

A total of 1224 samples that includes 40 blank, 44 standard and 40 duplicate samples were shipped to Vancouver to be analyzed by ALS Chemex.  All samples were analyzed for 28 elements.  Gold analyzes were by fire assay followed by atomic absorption finish and Ag, Al, As, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, K, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sr, Ti and V were analyzed by the Induce Couple Plasma (ICP) method.  In addition 787 samples were analyzed for Mercury by the cold vapor Atomic Absorption Spectophotometry method.

Poor core recovery in the Main Zone occurs with post mineral faulting and strongly clay-altered zones.  The drill core is commonly brecciated with clay or sand rich matrix in fault zones.  Quartz-adularia veins and vein stock-work are normally accompanied by silicification and recoveries are normally good except in fault zones.  All lost core intervals are assigned a zero assay value.

Mineralization consists of quartz-adularia veins and vein stock-work intervals.  Veins range from less than one centimeter up to 1.5 meters. Veins of greater than 30 centimeters were sampled individually and normally yield assays of 15 – 100 g/t gold.  Vein stock-work zones occur over 10 – 120 meters with assays dependent upon the density of veining.  Stock-work zones were normally sampled on a uniform sample interval of one to 1.5 meter widths that yielded relatively uniform assay grades.

Security of Samples

The exploration programs carried out between 1984 and 1996 were carried out prior to National Instrument 43-101 coming into effect.  The sampling methods as reported by the various operators conformed to industry standards and although geologists supervising the sampling programs may not have been “Qualified Persons” within the meaning of National Instrument 43-101 they were experienced in the exploration industry.

A Qualified Person as defined by National Instrument 43-101 supervised the sampling of the drill core from the 2004 program.  The sampling method and approach are as described in the following.

During the diamond drilling program, geological personnel attended the drill at regular intervals as well as during drilling of mineralized intersections where anticipated in the drill holes.  Geological personnel were on hand to determine the completion depth of each hole and to shut down the drill hole.  The core was delivered to the core shack at the end of each working shift or when the drill hole was completed.

The core was laid out in sequence at the core shack followed by metric conversion of the footage markers and a rough drill log locating the zones of mineralization.  All drill core was photographed and visually logged before sampling.  The geological and mineralization descriptions were entered on prepared log forms using coded entries for lithology, alteration and veining.  Descriptive entries and drawings were also provided in a separate column of the log sheet.  The sample intervals were marked on the core and recorded in the drill logs with a unique number.  The core was then racked within the core shack and samples were split in sequence.  Personnel conducting the sampling included the geologist as well as samplers supervised by the geologist who logged the core.

Samples were split using a heavy duty wheel type splitter with one cutting blade.  Samples were collected in uniquely labeled heavy poly sample bags and hot-sealed.  Sample blanks, standards and duplicates were inserted at this stage of the sample collection.  The samples were then placed in labeled rice bags for shipping.  Normally six to seven samples were enclosed in each rice bag that were then tied with steel wire twist ties.  The bags were stored in the secure core shack until shipping.

The samples were delivered by personnel to the commercial carrier in Whitehorse, Yukon for shipment to the laboratory in Vancouver, B.C.

The samples were prepared using standard industry procedures.  At the laboratory the samples were logged in the tracking system, dried, the entire sample was fine crushed to better than 70% -2 mm, split off up to 250 grams and pulverized to better than 85 % passing 75 micron.

The gold analysis was of a 30 gram sample of a pulverized split by a combination of Fire Assay (FA) and atomic absorption spectrophotomerty (AAS).  The samples were digested using aqua regia.  Gold assay results are reported in parts per million (ppm) with a lower limit of 0.001 ppm and an upper limit of 10 ppm.  All samples that assayed greater than the upper limit were re-assayed using a combination FA and gravimetric measurement.

Samples for the other elements including Mercury were dissolved by Four Acid “near total” digestion.  Mercury analysis was by AAS for the limits of 0.01 to 100 ppm.  The remaining 27 elements were determined by Inductively Coupled Plasma with Atomic Emission Spectroscopy (ICP-AES) and reported for trace levels.

Mineral Resource and Mineral Reserve Estimates

There are no 43-101 compliant resources on the property.

Exploration and Development

The Golden Spike deposit consists of a series of hot spring vent breccia bodies hosting high-grade gold-silver mineralization with assays up to 132.93 g/t gold and 907 g/t silver.  Average grades through the number Three segment were 22.1 g/t gold and 45.1 g/t silver over an estimated true width of 4.7 meters in drill hole GC-04-227.  Although previous drill holes intersected higher grades and broader widths the results of the 2004 drilling are more representative due to the drill hole orientation.  Because of the acute core angles intersecting the veins in the previous drill programs the true width is difficult to estimate for those intersections.

The mineralized zones consist of steeply plunging lenticular bodies of massive quartz-adularia veins and intense quartz flooded quartz-adularia vein stock work surrounded by decreasing intensity of quartz-chalcedony vein and stringer stock work.  The lenticular zones range from 4.5 to 10 meters thick with the surrounding stock work apparently extending greater than one hundred meters around the central vent zone.  The drill results from segment number Three indicate a 45 – 50 meter strike length for the vent proximal mineralization.  A minimum depth of one hundred meters is indicated although mineralization has been intersected below the 700 meter elevation.  Average grades for the peripheral stock work mineralization range from 0.7 g/t gold in GC-04-234 to 1.1 g/t gold in GC-04-233.  The limits the stock work mineralization has not been determine for segment numbers One, Two and Four.

The exploration model for this type of epithermal deposits is for the stock work systems to be concentrated in massive sheeted veins at depth.  In most mineral districts where this occurs such as Bodie California the sheeted veins are the most productive zone of mineralization.

The potential for the discovery of another mineralized deposit along the trend of the Grew Creek graben has increased with the new understanding of the structural and lithological controls to the gold-silver bearing vein systems.  Areas of known mineralization require re-evaluation and identification of other locales within the fault system can be targeted for detailed exploration including diamond drilling.

Further diamond drilling is recommended on the Golden Spike veins as well of the known mineralization at Rat Creek, the Knoll zone and Km 410.  Diamond drilling is recommended to obtain a sufficient sample to allow structural and orientation interpretation.

Definition drilling is recommended to continue on the Golden Spike Vein.   Drilling is required to determine the extents of the vein segments laterally and vertically.  A total of 22 drill holes are required for a total of 5000 meters.  The drill holes will test the three main segments of the vein system on three sections each at depths of 75, 125 and 200 meters and a single drill hole to test one segment to the 250-meter depth.  The objective of this program is to determine the overall dimensions of the mineralized system and provide an estimate of an Indicated Mineral Resource.

Shallow drill holes are recommended on the additional drill targets.

The Rat Creek Area contains widespread anomalous and low-grade gold values in previous drill holes.  The recognition of north-south trending vein systems and structural offsetting provides a framework for re-oriented drill holes to cross cut the area between Grew Creek and Rat Creek and the postualted eastern margin of the caldera.

The Knoll zone and surrounding area is located along the northern structure that extends to the Grew Creek Caldera.  Gold-silver mineralization occurs with chalcedony stringers in outcrop and trenches.  Gold values intersected in the drill holes in the area exceeded 0.5 g/t gold and channel samples from the trenches assayed up to 3.1 g/t gold across one meter.  Several holes re-oriented to an east-west trend are warranted to test the area.

At the Km 410 site, anomalous gold values from drill holes and trenches are relatively localized and cross cutting oriented drill holes are recommended to test the area immediately west and under the Robert Campbell Highway.

A total of 12 drill holes are recommended for the three exploration areas.  Seven (7) drill holes for a total of 900 meters are recommended in the Rat Creek area.  Three (3) drill holes for a total of 475 meters are recommended for the Knoll zone area.  Two (2) drill holes for a total of 275 meters are required to test the Km 410 structure.

Estimated Budget

Golden Spike Vein definition drilling

  5000 meters @ $ 175/meter

$   875,000

Rat Creek exploration drilling

  900 meters @ $ 175/meter

$   157,500

Knoll Zone exploration drilling

  475 meters @ $ 175/meter

$     83,125

Km 410 exploration drilling

  275 meters @ $ 175/meter

$     48,125

Total

  6650 meters

$ 1,163,750

Contingencies @ 15%

$    174,500

Grand Total

$ 1,338,000

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

The Company’s accounting policy is to capitalize all costs relating to the acquisition, exploration and development on an individual property basis until such time as the property is put into production or the property is disposed of either through sale or abandonment. The costs capitalized for mineral properties are reviewed on a property-by-property basis to consider if there is any impairment on the subject property.  As at December 31, 2004, the Company has capitalized cumulatively $7,509,371 on the acquisition and exploration of its mineral property interest.

Fiscal Year Ended December 31, 2004 compared to Fiscal year Ended December 31, 2003

Results of Operations

The year period ended December 31, 2004 resulted in a net loss of $1,652,721 which compares with a loss of $1,177,923 for the same period in 2003.  The loss for 2004 has been reduced by $365,968 which is the tax benefit associated with the renounciation of flow-through shares.  Even though the full amount of $365,968 has been recorded as a future income tax recovery, the Company will probably never realize this benefit.  General and administrative expenses for the quarter ended December 31, 2004 were $1,381,717 an increase of $128,126 over the same period in 2003.  Consulting fees of $173,124 were recorded as compared to $297,581 during the previous year.   During the prior year, the Company adopted the new recommendations of CICA Handbook Section 3870, share-based compensation and other share-based payments, effective to all awards granted on of after 1 January 2003.  The new standard requires that all share-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, share-based compensation expense was only recognized when share-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees. The fair value of stock options that vested using the Black-Scholes Option Pricing Model was $358,150 for the period ended December 31, 2004 compared to $261,350 for the previous year.  All other general and administrative costs were relatively the same when compared to the previous year.  A $30,570 capital gain was realized on the sale of investments as compared to $66,591 over the same period in 2003.  Directors and officers liability insurance was obtained for an annual cost of $36,500 with the prorated amount of $17,100 included under insurance.  Miscellaneous income of $73,003 was earned as the Company was the operator on the Meridian/Golden Summit joint venture project in Alaska. Interest income of $65,250 was also earned as compared to $19,654 in the previous year as the Company had more funds on deposit.

During the year ended December 31, 2004, the Company incurred mineral property deferred exploration costs of $1,912,278 with $986,228 being reimbursed through the Meridian agreement. Subsequent to year-end, Meridian terminated the agreement.  Of the deferred exploration costs, $26,139 relates to the minimum holding costs of the Almaden project in Idaho, and $34,879 was spent on the Rob project in Alaska. Mineral property acquisition costs of $280,365 were also incurred which included $21,094 for the Almaden Idaho project, $13,400 for the Yeager Alaska project, $16,750 for the Rob Alaska project, and $40,482 for the Rainbow Hill Alaska project.  The Company also received 30,000 shares of Pacific North West Capital Corp. as part of the Union Bay agreement valued at $17,100.  300,000 shares were issued at a value of $126,000 for the Yeager property, and 50,000 shares were issued at a value of $14,000 for the Rainbow Hill property.  During the year, the Company terminated the Rainbow Hill agreement and the associated costs of $73,513 have been written off.  Three new Canadian properties were acquired during the year. The Company acquired an option on the Grew Creek project in the Yukon by making a cash payment of $40,000, issued 50,000 shares for a value of $15,000 and incurred staking costs of $20,470. $610,571 in exploration expenditures was spent on the Grew Creek project to December 31, 2004.  The Company also spent $47,903 in staking and incurred deferred exploration expenses of $175,067 on the Eskay Rift project in northern B.C. The Duke, B.C. property was acquired by making a cash payment of $10,000 and 25,000 shares are to be issued upon receipt of regulatory approval. Subsequent to year-end, management has decided not to pursue further exploration on the Eskay Rift, and Yeager properties. Accordingly, the associated acquisition and deferred exploration expenditures that relate to the Eskay Rift and Yeager properties of $ $653,870 have been written-off.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $204,304 for the period ended December 31, 2004, an increase of $43,430 over the same period in 2003.  Travel costs increased by $58,999 for a total of $156,151 as a site visit to the Alaskan properties was incurred.

Fiscal Year Ended December 31, 2003 compared to Fiscal year Ended December 31, 2002

Results of Operations

The fiscal year ended December 31, 2003 resulted in a net loss of $1,177,923 which compares with a loss of $788,001 for the same period in 2002. During 2003 a mineral property write-down of $18,717 was recorded as certain general exploration and property examination costs in Alaska were written off.  General and administrative expenses for the year ended December 31, 2003 were $1,253,591 an increase of $534,021 over the same period in 2002.  Consulting fees of $297,581 was recorded compared to $93,326 during the previous year.  The Company adopted the new recommendations of CICA Handbook Section 3870, share-based compensation and other share-based payments, effective to all awards granted on of after 1 January 2003.  As encouraged by CICA Handbook Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to both non-employees and employees for the fiscal year beginning 1 January 2003.  The new standard requires that all share-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, shares-based compensation expense was only recognized when share-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.  The fair value of stock options, that vested, using the Black-Scholes Option Pricing Model was $261,350 compared to $238,495 for the previous year.  Travel costs of $97,152 were incurred, an increase of $36,280 over the previous period while all other general and administrative costs were relatively the same when compared to the previous year.  During the year, the Company signed a two-year vehicle operating lease agreement with current year costs of  $17,098 and future lease obligations of $13,369.  A $66,591 capital gain was realized on the sale of investments as compared to $49,534 over the same period in 2002.

During the year ended December 31, 2003, the Company incurred mineral property deferred exploration costs of $320,675.  Of this, $21,551 relates to the minimum holding costs of the Almaden project in Idaho, $233,748 was spent on the Golden Summit project in Alaska, $33,220 was spent on the Union Bay project in Alaska and $32,156 was spent on the Rob project in Alaska.  Mineral property acquisition costs of $559,264 were also incurred which included $336,000 for the issuance of 800,000 shares of the Company and $223,264 in cash payments.  The Company also received option payments of $40,000 in cash and $17,100 in shares.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $160,874 for the year ended December 31, 2003, an increase of $93,425 over the same period in 2002.

Fiscal Year Ended December 31, 2002 compared to Fiscal Year Ended December 31, 2001

Results of Operations

The fiscal year ended December 31, 2002 resulted in a net loss of $788,001 which compares with a loss of $4,271,711 for the same period in 2001. Included in the loss for 2001 was a mineral property write-down of $4,159,380 as management wrote down the Almaden Property in the previous year. During 2002 a mineral property write-down of $104,036 was recorded as certain claims pertaining to the PGM Properties in the Sudbury region were dropped.  General and administrative expenses for the year ended December 31, 2002 were $719,570 an increase of $460,862 over the same period in 2001.  Consulting fees of $93,326 were recorded compared to $18,426 during the previous year.  During the year, the Company has adopted the new recommendations of CICA Handbook Section 3870, Share-Based Compensation and Other Share-Based Payments.  It is applied on a prospective basis and applies to all awards granted on or after 1 January 2002.  The fair value of stock options using the Black-Scholes Option Pricing Model for non-employees was used to calculate the value of $238,495 with the value of $200,103 to directors and employees disclosed in note 9(d)(iv).  Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $67,449 for the year ended December 31, 2002, an increase of $60,061 over the same period in 2001.  Travel costs of $60,872 were incurred, an increase of $53,397 over the previous period while all other general and administrative costs were relatively the same when compared to the previous year.  A $49,534 capital gain was realized on the sale of investments as compared to $146,855 over the same period in 2001.

During the year ended December 31, 2002, the Company incurred mineral property deferred exploration costs of $344,887. Of this, $23,942 relates to the minimum holding costs of the Almaden project in Idaho, $195,903 was spent on the Golden Summit project in Alaska, $63,801 was spent on the Union Bay project in Alaska and $61,241 was spent on the Rob project in Alaska. Mineral property acquisition costs of $576,567 were also incurred which included $436,500 for the issuance of 1,100,000 shares of the Company and $192,667 in cash payments, less option payments of $20,000 in cash and $32,600 in shares.

During the period, the Company did not enter into any contracts with outside parties to conduct investor relations activities on the Company’s behalf.

B.

Liquidity and Capital Resources

Fiscal Year Ended December 31, 2004 compared to Fiscal Year Ended December 31, 2003

At December 31, 2004, the Company’s working capital, defined as current assets less current liabilities, was $1,723,301 compared with working capital of $2,762,842 at December 31, 2003.  Flow-through funds of $894,321 must be spent before December 31, 2005 on qualified Canadian mineral exploration, and is not included in working capital because it is classified as restricted cash on the balance sheet.  During the year, 2,738,000 shares were issued for gross proceeds of $1,140,100.

The Company has a portfolio of investments with a book value of $216,711 and a market value of $344,114 as at December 31, 2004.  The investments consist of 400,400 shares of Pacific North West Capital Corp. and 332,400 shares of CanAlaska Ventures Ltd.  These companies have certain directors in common. These amounts are included in the above working capital.  The Company has total issued and outstanding of 29,992,205 shares at December 31, 2004.

With estimated General and Administrative expenses of $65,000/month, $780,000 will be incurred over the next 12 months.  The Company believes that it has sufficient working capital to cover its annual General and Administrative expenses.  Any proposed exploration work programs will have to be funded through existing working capital, joint ventures, raising new capital or by selling its marketable securities currently valued at $344,114.

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

Material Differences between Canadian and US Generally Accepted Accounting Principles

The significant difference between Canadian and US GAAP on the consolidated financial statements for the twelve months ended December 31, 2004 are as follows:

US GAAP requires that mineral property acquisition costs and deferred exploration expenditures be written off as incurred, or until economically recoverable proven and probable reserves are identified, as which time further costs incurred may be deferred.  Mineral acquisition costs and deferred exploration expenditures during the 2004 year requires an adjustment of $599,354 to the loss reported under Canadian GAAP.

The loss under Canadian GAAP for the 2004 year was $1,652,721.  After adding mineral costs adjustment of $599,354, and a foreign exchange adjustment of $13,520, a loss under US GAAP of $2,265,595 is reported.  The loss per share under Canadian GAAP is $0.06 as compared to a loss of $0.08 per share under US GAAP.

The significant difference between Canadian and US GAAP on the consolidated financial statements for the twelve months ended December 31, 2003 are as follows:

US GAAP requires that mineral property acquisition costs and deferred exploration expenditures be written off as incurred, or until economically recoverable proven and probable reserves are identified, as which time further costs incurred may be deferred.  Mineral acquisition costs and deferred exploration expenditures during the 2003 year requires an adjustment of $822,840 to the loss reported under Canadian GAAP.

The loss under Canadian GAAP for the 2003 year was $1,177,923.  After adding mineral costs adjustment of $822,840, and a foreign exchange adjustment of $22,377, a loss under US GAAP of $2,023,140 is reported.  The loss per share under Canadian GAAP is $0.06 as compared to a loss of $0.11 per share under US GAAP.

The significant difference between Canadian and US GAAP on the consolidated financial statements for the twelve months ended December 31, 2002 are as follows:

US GAAP requires that mineral property acquisition costs and deferred exploration expenditures be written off as incurred, or until economically recoverable proven and probable reserves are identified, as which time further costs incurred may be deferred.  Mineral acquisition costs and deferred exploration expenditures during the 2002 year were $921,454, which requires an adjustment of $817,418 to the loss reported under Canadian GAAP.

The loss under Canadian GAAP for the 2002 year was $788,001.  After adding mineral costs adjustment of $817,418, a loss under US GAAP of $1,605,419 is reported.  The loss per share under Canadian GAAP is $0.07 as compared to a loss of $0.14 per share under US GAAP.

C.

Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no research and development, the information required by this section is inapplicable.

D.

Trend Information

As the Company is a mineral exploration company with no producing properties, the information required by this section is inapplicable.

E.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

Contractual Obligations(1)		Payments Due By Period
	Total	Less than 1 yr	1-3 yrs	3-5 yrs	More than 5 yrs
Office Lease (2)	12,636	12,636	-	-	-
Option Payment Settlement (3)	12,982	12,982	-	-	-
Keystone Mineral Property Lease (4)	61,500	61,500	-	-	-
Total	$ 87,118	$ 87,118	$ -	$ -	$ -

1)

No mineral property payments or exploration expenditures are included in the above table as they are considered option payments solely exercisable at the option of the Company.  Only option payments that are legally binding have been included.  See note 5.

2)

In addition to this amount, the Company is responsible for its estimated proportionate share of property taxes and operating costs.

3)

Pursuant to a settlement agreement, the Company is obligated to pay US$10,800 before December 2005.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director of the Company Since	Shares Beneficially Owned or Controlled Mar 8/05(1)
Harry Barr Vancouver, BC Canada Chairman, CEO, & Director	Chairman of CanAlaska Ventures Ltd. (2004-present); President & CEO of CanAlaska Ventures Ltd. (1989 – 2004); Director of CanAlaska Ventures Ltd. (1989-present); President, CEO, & Director of Pacific North West Capital Corp. (1996 – present); Director of El Nino Ventures Inc. (1999 – present) and President of El Nino Ventures Inc. (2003-present).	1985	933,320(6)
Colin Bird(3) Camberley, UK President & Director	Managing Director of Lion Mining Finance Ltd. (1995 – present); President & Director of MIT Ventures Corp. (1996 – present) and Director of various other mining companies.	1996	179,722
Bernard Barlin(2)(4)(5) UK Director	Director of CanAlaska Ventures Ltd. (1989 – present); Director of Pacific North West Capital Corp. (2000 – present); and Director of El Nino Ventures Inc. (2004-present).	1989	Nil
Hubert Marleau Montreal, Canada(2)(3)(4)(5) Director	President & CEO of Palos Capital Corp. (1998 – present); Director of CanAlaska Ventures Ltd. (1996 – present); Chairman of Marleau, Lemire Inc. (1989 – 1998) and Director of several other companies.	1996	Nil
Hans von Michaelis(2)(3)(4)(5) Colorado, US Director	President of Randol International Ltd. (1977-present); Director of Morgain Minerals Inc. (2005-present).	2003	7,500

Notes:

(1)

This information has been furnished by the respective directors.

(2)

Denotes member of the Audit Committee.

(3)

Denotes member of the Compensation Committee

(4)

Denotes member of the Corporate Governance Committee

(5)

Unrelated director

(6)

Of the 933,320 shares owned by Harry Barr, 220,850 shares are owned directly; 289,375 shares are owned by Canadian Gravity Recovery Inc., a corporation wholly owned by Mr. Barr; and 423,095 shares are owned by 293020 BC Ltd., a corporation wholly owned by Mr. Barr.

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

B.

Compensation

Summary Compensation Table

The following terms have the meanings set out below:

Chief Executive Officer (“CEO”) means each individual who served as chief executive officer of your company or acted in a similar capacity during the most recently completed financial year.

Chief Financial Officer (“CFO”) means each individual who served as chief financial officer of your company or acted in a similar capacity during the most recently completed financial year.

Long Term Incentive Plan (“LTIP”) means a plan providing compensation intended to motive performance over a period greater than one financial year.  LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

Named Executive Officers (“NEOs”) means the following individuals:

(a) each CEO; (b) each CFO; (c) each of the Company’s three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Stock Appreciation Rights (“SARs”) means a right, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

The following table sets forth all compensation for all years indicated in respect of the individuals who were, the NEOs as of December 31, 2004.

	-	Annual Compensation			Long Term Compensation
	-	-			Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary(1) ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Harry Barr Chairman & CEO	2004 2003 2002	103,680 103,680 97,290	20,960 20,600 Nil	Nil Nil Nil	190,000(3) 500,000(4) 150,000(3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gordon Steblin, CFO	2004 2003 2002(2)	30,313 35,315 600	11,400 Nil Nil	Nil Nil Nil	100,000 60,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)   Fees paid through a service Company.

(2)   Gordon Steblin was appointed CFO October 1, 2002.

(3)   These stock options were granted to Canadian Gravity Recovery Inc., a wholly-owned company of Mr. Barr.

(4)   250,000 of these stock options were granted to Canadian Gravity, a wholly-owned company of Mr. Barr.  The remaining 250,000 stock options were granted to Mr. Barr directly.

Compensation of Executive Officers

See above summary compensation table.

Options/SARs Granted to NEOs During the Most Recently Completed Financial Year

Details of options to purchase the Company’s shares granted to the NEOs during the financial year ended December 31, 2004 are set out in the following table:

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

Harry Barr, CEO	190,000(2)	8.76%	$0.40 / $0.50(1)	$0.36	Nov. 5, 2009
Gordon Steblin, CFO	100,000	4.61%	$0.40 / $0.50(1)	$0.36	Nov. 5, 2009

(1)

Exercise price of these stock options is $0.40 if exercised in years one, two and three and $0.50 if exercised in years four and five.

(2)

These stock options were granted to Canadian Gravity Recovery Inc., a wholly owned company of Mr. Barr.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SARS Values

The table below sets out, on an aggregate basis, the number of shares of the Company acquired through stock options by the NEOs under the Company’s Stock Option Plan during the financial year ended December 31, 2004 and the number and value of unexercised options as at December 31, 2004.

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized(1) ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at FY-End ($)(2) Exercisable/Unexercisable (e)
293020 BC Ltd.	Nil	Nil	0/81,000	Nil
Canadian Gravity Recovery Inc.	Nil	Nil	526,667/144,333	Nil
Harry Barr, CEO	Nil	Nil	0/6,250	Nil
Gordon Steblin, CFO	Nil	Nil	176,666/64,584	Nil

(1)

Aggregate Value Realized is the difference between the market price of the Corporation’s shares on the date of exercise and the option exercise price, multiplied by the number of shares acquired.

(2)

Value of Unexercised Options is equal to the difference between the closing price of the shares of the Corporation on the TSX on December 31, 2004 of $0.36 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

Option and SARs cancelled/expired to NEOs during the most recently completed financial year.

During the year ended December 31, 2004 there were no options cancelled or expired to NEOs.

Option and SAR Repricings

During the financial year ended December 31, 2004 no options to NEOs were repriced.

LTIPs – Awards in Most Recently Completed Financial Year

The Company currently has no LTIP, which would provide compensation intended to motivate performance over a period greater than one financial year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have defined benefit or actuarial plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the year ended December 31, 2004, Harry Barr received $124,640 for management services and Gordon Steblin received $41,713 for accounting services.

Composition of the Compensation Committee

The Compensation Committee is comprised of Colin Bird, Hubert Marleau, and Hans von Michaelis.  Mr. Bird is a “related” director and Mr. Marleau and Mr. von Michaelis are “unrelated” directors.  The Compensation Committee periodically reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fee paid by other companies in the industry in North America and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

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

The relative emphasis of the Company on cash compensation options, SARs securities purchase programs, shares or units that are subject to restrictions on resale and other incentive plans is variable.  The Company’s cash compensation to named executive officers tends to remain more or less constant, while any options, SARs security purchase programs are left to the discretion of the Board of Directors and therefore may fluctuate from year to year.

The Company takes into consideration the issuance of options, SARs, shares and units the grants made in previous years and the number that remain outstanding along with the amount of options remaining issuable under the Company’s Stock Option Plan.

The Company bases the compensation for the Company’s executive officers on the years of service with the Company, responsibilities of each officer and their duties in that position.  The Company also bases compensation on the performance of each officer.  The Company believes that stock options can create a strong incentive to the performance of each officer and is intended to recognize extra contributions and achievements towards the goals of the Company.

The Company’s Board of Directors, while determining cash compensation to the Chief Executive Officer takes into consideration the extensive experience in the mining industry, responsibilities and duties as CEO, as well as personal risks and contributions to the Company’s success.  The CEO receives a base cash compensation that the Company feels is in line with that paid by similar companies in North America; however no formal survey was completed by the Compensation Committee or the Board of Directors.

Compensation of Directors

Through the end of 2004, the directors of the Company did not receive compensation from the Company and/or its subsidiaries in their capacity as directors.  Commencing January 1, 2005 the directors will be remunerated as follows: $1,500 per quarter, $500 per directors meeting and $500 per committee meeting.

During the year ended December 31, 2004 a total of $124,640 was paid to a company controlled by Harry Barr, Chairman, CEO and director of the Company for management services.

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial year ending December 31, 2004.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	17,387,093	0.45	562,591
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	17,387,093	N/A	562,591

Interest of Management and Insiders in Material Transactions

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial year ending December 31, 2004.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

Office Space

The Company has an office space lease agreement with a private company controlled by an officer and director.  The lease is for a period of five years commencing July 1, 2001, with an annual basic rent of $25,272.

Re-appointment of Auditors

Staley, Okada & Partners, Chartered Accountants will be nominated at the Company’s annual general meeting for re-election as the Company’s auditors for the ensuing year.  Remuneration of Staley, Okada & Partners is to be determined by the Company’s Board of Directors. Staley, Okada & Partners have been auditors of the Company since July 5, 2000.

Management Contracts

No management functions of the Company or any subsidiary are to any substantial degree performed by a person other than the directors or executive officers of the Company or subsidiary, except as disclosed herein.

C.

Board Practices

The directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.

The Company’s Audit Committee is comprised of Bernard Barlin, Hubert Marleau and Hans von Michaelis.  The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment.  The Audit Committee review the audited financial statements of the Company and liaises with the Company’s auditors and recommends to the Board of Directors whether or not to approve such statements.  At the request of the Company’s auditors, the Audit Committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

Statement of Corporate Governance Practices

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  The Company’s general approach to corporate governance is summarized below.  The Board from time to time has reviewed the guidelines for improved corporate governance in Canada adopted by the TSX (the ”Exchange Guidelines”).  More detailed information regarding the Company’s compliance with the fourteen (14) specific Exchange Guidelines is set out in Schedule “A” hereto.

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

Committee Responsibilities and Activities

Committees of the Board are an integral part of the company’s governance structure.  There are three standing committees (the “Committees”), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

The Audit Committee is comprised of Bernard Barlin, Hubert Marleau, and Hans von Michaelis who are financially literate in accordance with National Securities Legislation.

The Exchange Guidelines recommend that an audit committee be comprised only of outside directors.

The Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report of the Company.  The quarterly financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company’s internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

Additional information regarding the audit committee may be found in Item 16A of the Company’s Form 20F dated March 29, 2005 filed on SEDAR at www.sedar.com.

Compensation Committee

The Compensation Committee is comprised of Colin Bird, Hubert Marleau, and Hans von Michaelis. Mr. Bird is a “related” director and Mr. Marleau and Mr. Von Michaelis are “unrelated” directors.  The Compensation Committee periodically reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

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

D.

Employees

During the fiscal year ended December 31, 2004, the Company had no employees and 10 consultants.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.A above and includes details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Shares held at Mar 8/05	Number of Options or Warrants Outstanding at Mar. 8/05	Exercise Price	Expiry Date
293020 BC Ltd. (1)	423,095	81,000 (option)	$0.50	Feb 28, 2010
Canadian Gravity Recovery Inc. (1)	289,375	248,322 (warrant) 200,000 (warrant) 81,000 (option) 150,000 (option) 250,000 (option) 190,000 (option)	$0.60 $0.60 $0.50 $0.50 $0.48 $0.40	May 18, 2005 July 5, 2005 Feb 28, 2010 Dec 31, 2007 Sept 10, 2008 Nov 5, 2009
Harry Barr	220,850	6,250 (option) 250,000 (option)	$0.50 $0.48	Feb 11, 2010 Sept 10, 2008
Colin Bird	179,722	87,500 (warrant) 43,750 (option) 2,500 (option) 100,000 (option) 50,000 (option) 25,000 (option)	$0.60 $0.50 $0.50 $0.50 $0.48 $0.40	May 18, 2005 Feb 11, 2010 Feb 28, 2010 Dec 31, 2007 Sept 10, 2008 Nov 5, 2009
Taryn Downing	Nil	12,500 (option) 21,250 (option) 50,000 (option) 60,000 (option) 100,000 (option)	$0.50 $0.50 $0.50 $0.48 $0.40	Feb 11, 2010 Feb 28, 2010 Dec 31, 2007 Sept 10, 2008 Nov 5, 2009
Gordon Steblin	Nil	12,500 (option) 18,750 (option) 50,000 (option) 60,000 (option) 100,000 (option)	$0.50 $0.50 $0.50 $0.48 $0.40	Feb 11, 2010 Feb 28, 2010 Dec 31, 2007 Sept 10, 2008 Nov 5, 2009
J. Kristina Walcott	23,000	7,500 (option) 40,000 (option) 40,000 (option) 275,000 (option) 2,500 (warrant) 5,000 (warrant) 2,750 (warrant)	$0.50 $0.50 $0.48 $0.40 $0.50 $0.55 $0.55	Feb 11, 2010 Dec 31, 2007 Sept 10, 2008 Nov 5, 2009 June 17, 2005 June 1, 2005 June 1, 2005

(1)

These companies are wholly owned by Mr. Harry Barr.

Performance Shares and Escrowed Shares

Previously Approved Performance Shares

In 2003 and 2004, the shareholders approved the issuance of an aggregate of 2,187,482 nominal value performance shares (872,897 in 2003; 1,314,585 in 2004).  To date none of those performance shares have been issued.  At the time of shareholder approval in 2003, the 872,897 shares represented 5% of the Company’s then issued and outstanding shares.  At the time of shareholder approval in 2004, the 1,314,585 shares represented 5% of the Company’s then issued and outstanding shares.  As at March 8, 2005 the 2,187,482 performance shares represent 7.3% of the Company’s issued and outstanding shares.

These performance shares shall be issued at the discretion of the Board to such arm’s length parties as the Board considers desirable to attract to the Company particular expertise, management experience, operations experience, financial capacity, industry profile and other such characteristics in the discretion of the Board. Vesting provisions may be imposed at the discretion of the Board at the date of issuance.  The value of the performance shares shall be determined by the Board in its sole discretion at the date of issuance.  The total number of performance shares granted to any one individual may not exceed 5% of the Company’s issued and outstanding shares at the date of issuance. As at March 8, 2005 400,000 performance shares have been allotted but not issued, which shares shall vest as to 50,000 shares on September 5, 2005, and as to 50,000 every six months thereafter.  These 400,000 performance shares represent 1.34% of the Company’s issued and outstanding shares as at March 8, 2005.

The above 2,187,482 performance shares are separate from any performance shares that may be issued under the 2005 SOI Plan.

Existing Incentive and Share Compensation Plans

The Company has two existing incentive and share compensation plans which have previously been approved by the shareholders.  These two plans, which are detailed below, will be maintained separate and apart from the 2005 SOI Plan being placed before shareholders for approval at the Meeting.

Stock Option Plan Amended May 20, 2004

The Company’s existing stock option plan, as amended May 20, 2004 (the “2004 Plan”) provides that the aggregate number of shares of the Company that may be issued under the 2004 Plan shall not exceed 5,258,341 shares.

		Percentage of Issued and Outstanding Shares as of March 8, 2005
Shares issued upon exercise of incentive stock options	25,000	0.08%
Shares reserved for issuance pursuant to unexercised incentive stock options	4,670,750	15.56%
Unallocated shares available for future grants of incentive stock options	562,591	1.87%

TOTAL	5,258,341	17.58%

The 2004 Plan was adopted to advance the interests of the Company and its shareholders by affording key personnel, upon whose judgment, initiative and effects the Company rely for the successful conduct of the Company’s business, an opportunity for investment in the Company and the incentive advantages inherent in the share ownership in the Company.  The 2004 Plan authorizes the Board to grant options to key personnel selected by the Board, upon considering criteria such as employment position or other relationship with the Company, duties and responsibilities, ability, productivity, length of service or association, morale, interest in the Company, recommendations by supervisors and other matters.

The 2004 Plan is administered by the Board in accordance with the terms of the 2004 Plan.  Pursuant to the 2004 Plan, the Board may grant options to key personnel upon such terms and conditions as the Board may determine in accordance with the terms of the 2004 Plan.  The Board will determine the option price (which must comply with TSX policies) and the term of the options, which may be up to 10 years in length.  Vesting provisions may be included at the discretion of the Board.  The total number of options granted to insiders may not exceed 10% of the issued and outstanding shares of the Company in any 12 month period and no insider may be granted options exceeding 5% of the issued and outstanding shares of the Company in any 12 month period.  Pursuant to the 2004 Plan, the maximum number of shares reserved for any on individual may not exceed 5% of the issued and outstanding share capital of the Company at the date of grant.  If an optionee’s relationship with the Company is terminated for cause, then such person’s options will terminate on the same day that the relationship ceases.  If an optionee’s relationship with the Company is terminated for any reason other than cause or death, then such person’s options will terminate on the same day that the relationship ceases unless the Board specifically allows an additional 30 day exercise period.  Upon death of an optionee, such optionee’s options may be exercised by the estate of the optionee for one year from the date of death or such longer period as the Board may determine at the time of grant of the options.

The 2004 Plan may be amended by the Board as it may deem proper and in the best interests of the Company, subject to prior approval of the TSX, provided that no such amendment shall impair any option previously granted under the 2004 Plan.

The Company intends to continue with 2004 Plan until all allowable options have been granted.  Thereafter, the Company shall grant options pursuant to the 2005 SOI Plan, assuming the Company receives shareholder approval of the 2005 SOI Plan.

2005 Stock Option and Incentive Plan

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX) will be asked to approve, by simple majority of the disinterested shareholders, the Company’s new 2005 Stock Option and Incentive Plan (the “2005 SOI Plan”).  Insiders beneficially own 1,120,542 shares of the Company which will be excluded for the purposes of the disinterested shareholder approval.  Concurrent with seeking shareholder approval, the Company is also seeking approval of the 2005 SOI Plan from the TSX.  Both shareholder approval and TSX approval are required before the 2005 SOI Plan may be implemented.

2005 SOI Plan - General

The purpose of the 2005 SOI Plan is to attract and retain the best available personnel for positions with the Company, to provide incentives and awards to eligible persons under the plan, and to promote the success of the Company’s business.  Incentive benefits that may be granted under the 2005 SOI Plan include:  stock options (tax qualified and non-tax qualified); share awards, restricted shares, stock appreciation rights, performance shares/units; grant or sale of compensation related restricted shares or deferred shares, cash awards or other incentives that may be determined by the Board in future.

The 2005 SOI Plan will be administered by the Board in accordance with the terms of the 2005 SOI Plan.

The 2005 SOI Plan provides that the maximum aggregate number of shares of the Company which may be awarded under the 2005 SOI Plan will be 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.  The 2005 SOI Plan will take effect March 31, 2005 and terminate on March  31, 2015 (subject to shareholder and TSX approvals).

Incentives under the 2005 SOI Plan may be granted only to such directors, officers, employees, consultants, advisors or other eligible participants as determined by the Board (collectively, the “Participants”).  No individual may receive incentive grants exceeding 5% of issued capital of the Company, unless specifically authorized by the Board and permitted by applicable laws and exchange policies.

The 2005 SOI Plan may be amended by the Board at any time, without shareholder approval subject to the following amendments requiring shareholder approval, as required by law or exchange policies:  an increase in the fixed percentage of shares subject to the 2005 SOI Plan and any change in the definition of Participant (i.e., persons that may receive options or awards under the 2005 SOI Plan).

The Board may make amendments such as repricing and extending non-insider options.

If required by TSX policy to which the Company is subject, repricing or extension of Incentive agreements to insiders shall require shareholder approval.

Stock Options

The Board may grant options to Participants to purchase shares of the Company upon such terms and conditions as the Board may determine.  The option price will be at fair market value, as determined by the Board in accordance with applicable laws and exchange policies.  Unless otherwise specified, the term of each option will be five years from the date of grant with any vesting provisions being set at the discretion of the Board.  In most circumstances, an option will be exercisable for a period of three months after an employee ceases to be an employee, where such termination of employment is voluntary, (only with respect to options that are vested on such date of termination of employment).  The options will terminate on the date an employee’s employment by the Company is terminated, if such termination is for cause.  Where employment has been terminated due to disability or death, the options will be exercisable for six months from the date of termination of employment or death with respect only to options that are vested on the date of termination of employment or death, as the case may be.

Any grant of option may provide for payment to the optionee of dividend equivalents or accretions thereon in cash or shares on a current, deferred or contingent basis or the Board may provide that any dividend equivalent may be credited against the option price.  Any grant of an option may provide that payment of the option price may be made in the form of restricted shares or other shares that are not subject to risk of forfeiture or restrictions on transfer in the manner determined by the Board.  Any grant may allow for deferred payment of the option price through a sale and remittance procedure whereby the Participant will sell the shares through a Company-designated brokerage firm, which firm then will forward directly to the Company from the proceeds of sale of the shares, the aggregate option price payable for the purchased shares.

Subject to applicable laws and exchange policies, the Board may, in its discretion, assist any Participant in the exercise of awards under the 2005 SOI Plan by authorizing the Company to provide a loan to the Participant (not to exceed the exercise price plus tax liability incurred in connection therewith), permitting the Participant to pay the exercise price in installments, authorizing the Company to guarantee a loan obtained by the Participant from a third party, or granting a cash bonus to the Participant to enable the Participant to pay tax obligations arising from an award.  Any such loans may be forgiven by the Company at the discretion of the Board.

Restricted Shares

Restricted shares will be sold or transferred by the Company to a Participant at a price which may be below fair market value or for no payment at all, but are subject to restriction on their sale or other transfer by the Participant and such shares will be escrowed until such time as the restrictions are removed.  The number of restricted shares that may be transferred or sold by the Company, the sale price, and the restrictions set on such shares will all be determined by the Board at the time of grant.

Deferred Shares

Deferred shares are an award of the right to receive shares at the end of a specified deferral period, upon fulfillment during the deferral period of pre-set performance conditions, all of which terms and conditions will be determined by the Board at the time of grant or sale of the deferral shares.

Performance Shares

Performance shares or units may be issued to a Participant upon the achievement of specified objectives set by the Board upon terms and conditions set by the Board.

Options and Other Rights to Purchase Shares

The following table summarizes the issued and outstanding options as at December 31, 2004:

Number Outstanding 31 December 2003	Granted	Exercised	Cancelled	Expired	Number Outstanding 31 December 2004	Exercise Price Per Share	Expiry Date
160,000	-	-	(20,000)	-	140,000	$0.50	11 February 2005
324,500	-	-	(10,000)	-	314,500	$0.50	28 February 2005
20,000	-	-	(12,500)	-	7,500	$0.50	5 May 2005
975,000	-	-	-	-	975,000	$0.50	31 December 2007
100,000	-	-	-	(100,000)	-	$0.25	1 July 2004
1,300,000	-	(25,000)	(115,000)		1,160,000	$0.48	10 September 2008
100,000	-	-	-	-	100,000	$0.25	1 July 2007
-	120,000	-	(30,000)	-	90,000	$0.55	10 February 2007
-	50,000	-	-	-	50,000	$0.31	1 July 2007
-	100,000	-	-	-	100,000	$0.25	1 July 2007
-	2,000,000	-	-	-	2,000,000	$0.40/$0.50	5 November 2009
2,979,500	2,270,000	(25,000)	(187,500)	(100,000)	4,937,000

Stock Options

The following table sets out the options granted to directors, executive officers and others during the Company's most recently completed financial year.

(i)

Options Granted During the Fiscal Year Ended December 31, 2004

Optionees	Number of Shares Subject to Option	Date of Grant	Exercise Price ($/Security)	Expiration Date

Employees/Consultants	120,000	Feb 10/04	$0.55	Feb 10/07
Employees/Consultants	50,000	July 1/04	$0.31	July 1/07
Employees/Consultants	100,000	July 1/04	$0.25	July 1/07
Directors/Officers	525,000	Nov 5/04	$0.40/$0.50	Nov 5/09
Employees/Consultants	1,475,000	Nov 5/04	$0.40/$0.50	Nov 5/09
TOTAL	2,270,000

The following table sets out the financial value of options exercised during the Company’s most recently completed financial year by directors, executive officers and others.

(ii)

Options Exercised During the Fiscal Year Ended December 31, 2004

Optionees	Number of Shares Exercised	Date of Grant	Exercise Price ($/Security)	Expiration Date

Employees/Consultants	25,000	Sept 1/03	$0.48	Sept 1/04

(iii)

Defined Benefit Plans

The Company does not have, and at no time during its most recently completed financial year had, any defined benefit or actuarial plans in respect of which any of its executive officers were eligible to participate.

Pursuant to regulatory requirements, stock options granted and amended to Insiders as defined in the Securities Act (British Columbia) are required to be ratified by the shareholders of the Company.  Accordingly, the shareholders of the Company will be asked to approve, ratify and confirm the following options granted to insiders and directors of the Company.

(iv)

Options and Stock Appreciation Rights (SARS) Grants During the Most Recently Completed Financial Year

During the year ended December 31, 2004, there were 2,270,000 options granted, 187,500 options cancelled and 100,000 options expired to directors, officers, consultants, and employees pursuant to the Company’s Stock Option Plan.  As of December 31, 2004 there were 4,937,000 outstanding options issued under the Company’s Stock Option Plan.

The following Options/SARs were granted to Named Executive Officers in the financial year ended December 31, 2004.

Subsequent to year-end there were no stock options granted and 266,250 stock options were cancelled or expired to non-executives.  As of March 8, 2005 4,670,750 stock options were outstanding.

(v)

Options/SARs exercised by directors, executive officers, non-executive insiders and others in the financial year.

Optionee	Number of Shares Exercised	Date of Grant	Exercise Price ($/Security)	Expiration Date

Employees/Consultants	25,000	Sept 1/03	$0.48	Sept 1/04

(vi)

Options/SARs cancelled by directors, executive officers, non-executive insiders and others in the financial year.

Optionee	Number of Shares Cancelled	Date of Grant	Exercise Price ($/Security)	Expiration Date

Employees/Consultants	12,500	May 5/00	$0.50	May 5/05
Employees/Consultants	30,000	Feb 10/04	$0.55	Feb 10/07
Employees/Consultants	20,000	Feb 11/98	$0.50	Feb 11/10
Employees/Consultants	75,000	Sept 1/03	$0.48	Sept 1/04
Employees/Consultants	40,000	Sept 10/03	$0.50	Sept 10/08
Employees/Consultants	10,000	Feb 28/00	$0.50	Feb 28/10
TOTAL	187,500

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s shares held by such persons as at March 8, 2005:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
CDS & Company 25 Esplanade Box 1038, Station A Toronto, ON M5E 1W5	20,565,197	68.7%
Anglo Alaska Gold Corp. PO Box 80268 Fairbanks, AK 99708	1,900,000	6.35%

CDS & Co. is a depository, the Company has no knowledge as to the beneficial ownership of these shares.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended December 31, 2004, or proposed material transactions between the Company or any of its subsidiaries, as previously disclosed and:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members or any such individual’s family;

(b)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families;

(c)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors of major shareholders of the Company and enterprises that have a member of key management in common with the Company.

Office Lease

The Company entered into an office space lease agreement with a private Company controlled by an officer and director being Harry Barr.  The lease is for a period of five years commencing on July 1, 2001, with an annual basic rent of $25,272.

C.

Interests of Experts and Counsel

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended December 31, 2004 which contain an Audit Report dated January 28, 2005.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Statement.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The annual high and low market prices for the shares of the Company on the Toronto Stock Exchange for each of the last five full financial years are as follows:

December 31	High (Cdn $)	Low (Cdn $)	Volume
2004	0.64	0.24	13,252,642
2003	0.68	0.205	11,480,637
2002	0.51	0.04	19,733,319
2001	0.22	0.03	9,571,573
2000	0.95	0.06	24,853,290
1999	0.28	0.06	3,583,102

The high and low market prices for the shares of the Company on the Toronto Stock Exchange for each of the two most recently completed financial year for each quarter are as follows:

December 31	High (Cdn $)	Low (Cdn $)	Volume

2004
First Quarter	0.64	0.37	2,807,657
Second Quarter	0.40	0.25	2,385,625
Third Quarter	0.34	0.24	3,140,171
Fourth Quarter	0.425	0.27	4,919,189

2003
First Quarter	0.64	0.39	2,484,576
Second Quarter	0.40	0.205	956,263
Third Quarter	0.52	0.21	4,041,888
Fourth Quarter	0.68	0.385	3,997,910

The high and low market prices for the shares of the Company on the Toronto Stock Exchange for the six most recently completed months are as follows:

December 31, 2003	High (Cdn $)	Low (Cdn $)	Volume

September 2004	0.32	0.24	1,151,495
October 2004	0.365	0.27	1,397,898
November 2004	0.425	0.295	2,741,846
December 2004	0.39	0.33	779,445
January 2005	0.36	0.26	517524
February 2005	0.305	0.19	1297045

On December 31, 2004 the closing price of the shares of the Company on the TSX Exchange was $0.36 per share.

The Company has not, since the date of its incorporation, declared or paid any dividends on its shares and does not currently intend to pay dividends.  Earnings will be retained to finance further exploration and development.

The following is the OTCBB trade history:

The annual high and low market prices for the shares of the Company on the OTC Bulletin Board for each of the last five full financial years are as follows:

December 31	High (US $)	Low (US $)	Volume

2004	0.51	0.18	2,323,439
2003	0.52	0.12	2,097,433
2002	0.32	0.02	295,200

*The shares of the Company have been listed on the OTC Bulletin Board under trading symbol “ITFMF” since July 24, 2002 and under trading symbol “FGOVF” since September 4, 2002.

The high and low market prices for the shares of the Company on the OTC Bulletin Board for each of the two most recently completed financial year for each quarter are as follows:

December 31	High (US $)	Low (US $)	Volume

2004
First Quarter	0.51	0.30	790,088
Second Quarter	0.325	0.18	521,450
Third Quarter	0.26	0.19	382,900
Fourth Quarter	0.40	0.202	629,001

2003
First Quarter	0.38	0.20	364,900
Second Quarter	0.45	0.12	340,100
Third Quarter	0.41	0.18	606,300
Fourth Quarter	0.52	0.25	786,133

The high and low market prices for the shares of the Company on the OTC Bulletin Board for the six most recently completed months are as follows:

	High (US $)	Low (US $)	Volume

September 2004	0.259	0.19	147,900
October 2004	0.299	0.202	92,708
November 2004	0.40	0.243	302,193
December 2004	0.379	0.27	234,100
January 2005	0.28	0.211	130,000
February 2005	0.24	0.155	242,850

On December 31, 2004 the closing price of the shares of the Company on the OTC Bulletin Board was $0.27 per share.

The Company has not, since the date of its incorporation, declared or paid any dividends on its shares and does not currently intend to pay dividends.  Earnings will be retained to finance further exploration and development.

The following table indicates the approximate number of record holders of shares at March 8, 2005, the number of record holders of shares with United States addresses and the portion and percentage of shares so held in the United States.  On March 8, 2005, 30,017,205 shares were allotted and outstanding which are fully paid.

Total Number of Registered Holders	Number of Registered US Holders	Number of Common Shares Held in US	Percentage of Shares
316	113	4,624,632	15.46%

A substantial number of shares are held by depositaries, brokerage firms and financial institutions in "street names".

The computation of the number and percentage of shares held in the United States is based upon the number of shares held by record holders with United States addresses.  United States residents may beneficially own shares held of record by non-United States residents.

B.

Plan of Distribution

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

The Company’s shares have traded on the TSX Venture Exchange since March 11, 1987 under the trading symbol “ITF”.  Since May 19, 1998 the Company’s shares have traded on the TSX Exchange under the trading symbol “ITF”.  The Company was also listed on the OTCBB since July 24, 2002 under the trading symbol “ITFMF” and since September 4, 2002 under the trading symbol “FGOVF”.

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

G.

Performance Graph

The following graph illustrates the Company’s five year cumulative total shareholder return considering a $100 Investment – December 31, 1999 to December 31, 2004.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

As of March 8, 2005 the Company has 30,017,205 shares without par value issued, allotted and outstanding which are fully paid.

B.

Memorandum and Articles of Association

The Company’s Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under corporation number 262963.  The Company was incorporated on July 22, 1985, under the name FreeGold Recovery Inc., under the laws of the Province of Alberta.  On August 21, 1991, the Company continued out of the Province of Alberta into the Province of British Columbia.  On November 25, 1993, the Company changed its name to International Freegold Mineral Development Inc. and consolidated its share capital on a six old shares for one new common share basis.  On December 3, 2002 the Company changed its name to Freegold Ventures Limited and consolidated its share capital on a four old shares for one new common share basis.  In this Annual Report the “Company” means Freegold Ventures Limited and, except where the context so requires, its subsidiary.

The Company carries out its operations in Alaska and Idaho through its wholly-owned subsidiary, Free Gold Recovery, USA  Free Gold Recovery USA, Inc. was incorporated on November 12, 1985, under the laws of the State of Nevada and was granted a Certificate of Authority to transact business in the State of Alaska on December 18, 1995, under the name FreeGold Recovery Inc. USA.  In this Annual Report “Free Gold Recovery USA” means both Free Gold Recovery, USA and FreeGold Recovery Inc. USA.  The Company is the sole shareholder of Free Gold Recovery USA

C.

Material Contracts

During the year ended December 31, 2004 there were no material contracts entered into by the Company other than contracts entered into during the ordinary course of business.

D.

Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Shares, other than withholding tax requirements.  See "Item 7. "Taxation".

There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Shares, other than are provided in the Investment Canada Act (Canada).  The following summarizes the principal features of the Investment Canada Act (Canada).

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

E.

Taxation

Material United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a US Holder (as hereinafter defined) of shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Canadian Federal Income Tax Consequences” below).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation, which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of shares of the Company and no opinion or representation with respect to United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

US Holders

As used herein, a “ US Holder” means a holder of shares of the Company who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United Sates or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and US Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct on a trade or a business in the United States, persons or entities that have a “functional currency” other than the US dollar, shareholders who hold shares as part of a straddle, hedging or a conversion transaction, and shareholders subject to the alternative minimum tax, and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to US Holders who own shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire shares .

Distribution on Shares of the Company

US Holders receiving dividend distributions (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the US dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings or profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder’s federal income tax liability or, alternatively, may be deducted in computing the US Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder’s adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares . Preferential tax rates for long-term capital gains are applicable to a US Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder, which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into US dollars on the date of receipt, a US Holder will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for US dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A US Holder which is a corporation may, under certain circumstances, be entitled to a 70% (or 80%) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below) if such US Holder owns shares representing at least 10% (or 20%) of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Information Reporting and Backup Withholding

Under current Treasury Regulations, dividends paid on the Company’s shares , if any, generally will not be subject to information reporting and generally will not be subject to US backup withholding tax. However, dividends and the proceeds from a sale of the Company’s shares paid in the US through a US or US related paying agent (including a broker) will be subject to US information reporting requirements and may also be subject to the 31% US backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the US backup withholding tax rules will be allowed as a refund or a credit against the US Holder’s US federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the US Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s United States income tax liability that the US Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain US Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and US Holders of shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of the Company

A US Holder will recognize gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares of the Company. Preferential tax rates apply to long-term capital gains of US Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the US Holder, which will be long-term capital gain or loss if the shares of the Company are held for more than one year. Deductions for net capital losses are subject to significant limitations. For US Holders who are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital.

Currency Exchange Gains or Losses

US Holders generally are required to calculate their taxable incomes in United States dollars. Accordingly, a US Holder who purchases shares of the Company with Canadian dollars will be required to determine the tax basis of such shares in United States dollars based on the exchange rate prevailing on the settlement date of the purchase (and may be required to recognize the unrealized gain or loss, if any, in the Canadian currency surrendered in the purchase transaction). Similarly, a US Holder receiving dividends or sales proceeds from shares of the Company in Canadian dollars will be required to compute the dividend income or the amount realized on the sale, as the case may be, in United States dollars based on the exchange rate prevailing at the time of receipt in the case of dividends and on the settlement date in the case of sales on an established securities exchange. Gain or loss, if any, recognized on a disposition of Canadian currency in connection with the described transaction generally will be treated as ordinary gain or loss.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of shares :

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company may be treated as a “foreign personal holding company”. In that event, US Holders that hold shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income. The Company does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a US Holder selling or exchanging shares to be treated as ordinary income rather than capital gain. The Company does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that the Company will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

The Code contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on US Holders of foreign corporations. These rules do not apply to non- US Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The Company believes that it qualified as a PFIC for the fiscal  year ended April 30,1997 and the fiscal years ended from April 30,1998 through April 30,200 2 . There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on a qualified electing fund (“QEF”). Each US Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A US Holder who holds shares in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder. The following is a discussion of such two alternative tax regimes applied to such US Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a US Holder owns, actually or constructively, 10% or more of the total combined voting power of classes of shares entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A US Holder who elects in a timely manner to treat the Company as a QEF (an “Electing US Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing US Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing US Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing US Holder to (i) generally treat any gain realized on the disposition of his Company shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing US Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a US Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the US Holder’s holding period in which the Company is a PFIC. If the US Holder makes a QEF election in such first year, i.e., a timely QEF election, then the US Holder may make the QEF election by simply filing the appropriate documents at the time the US Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the US Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the US Holder sold his shares on the qualification date or if the Company is a controlled foreign corporation, the US Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first tax year in which the Company qualified as a QEF with respect to such US Holder. The elections to recognize such gain or earnings and profits can only be made if such US Holder’s holding period for the shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the US Holder will be deemed to have made a timely QEF election. A US Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such US Holder’s qualification date to the first day of the first QEF year. US Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation (as defined below) and a US Holder owns, actually or constructively, 10% or more of the total combined voting power of classes of shares entitled to vote of such foreign corporation. (See more detailed discussion at “Controlled Foreign Corporation” below).

If the Company is a PFIC for any taxable year during which a Non-Electing US Holder holds Company shares , then the Company will continue to be treated as a PFIC with respect to such Company shares , even if it is no longer definitionally a PFIC. A Non-Electing US Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing US Holders) as if such Company shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of US Holders beginning after December 31, 1997, US Holders who hold (actually or constructively) marketable shares of a foreign corporation that qualifies as a PFIC, may annually elect to mark such shares to the market (a “mark-to-market election”). If such an election is made, such US Holder will not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing US Holder after the beginning of the holding period for the PFIC shares , then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company’s shares . A US Holder who makes the mark-to-market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such US Holder’s adjusted basis in such shares . In addition, the US Holder is allowed a deduction for the lesser of (i) the excess, if any, of such US Holder’s adjusted tax basis in shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the shares in the Company included by such US Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing US Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A US Holder’s adjusted tax basis in the shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company’s shares cease to be marketable, as specifically defined, or the Secretary of the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, US Holders should consult their tax advisor regarding the manner of making such an election.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC shares by Non-Electing US Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company shares in the hands of the transferee and the basis of any property received in exchange for those shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing US Holder would not be taxed on certain transfers of PFIC shares , such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of transfer. In a transfer at death, for example, the transferee’s basis is equal to (i) the fair market value of the Electing US Holder’s shares reduced by the US Holder’s adjusted basis in these shares at death. The specific tax effect to the US Holder and the transferee may vary based on the manner in which the shares are transferred. Each US Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to the Company shares while the Company is a PFIC whether or not it is treated as a QEF. For example, under Section 1298(b)(6) of the Code, a US Holder who uses PFIC shares as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

If the Company is classified as a PFIC, US Holders who do not make timely QEF Elections (as discussed above) will be subject to a number of special tax rules. For example, gains recognized on disposition of the Company shares or the receipt of an “excess distribution” from the Company is (i) treated as if it were ordinary income earned  ratably on each day of the period the US Holder owns shares of the Company at the highest marginal rate in effect during the period in which it was deemed included and (ii) subject to an interest charge as if the resulting tax had actually been due in such earlier year or years (An excess distribution is the amount of any distribution received by the US Holder during the taxable year that exceeds 125% of the immediately preceding three year average of distributions received from the Company, subject to certain adjustments.) Proposed Regulations broadly define a disposition to include any transaction or event that constitutes an actual or deemed transfer of property for any purpose under the Code, including (but not limited to) a sale, exchange, gift, transfer at death, and the pledging of PFIC shares to secure a loan. If the tax described above is not imposed on transfer at death, the recipient of the PFIC shares receives a basis in the transferred shares equal to the lessor of the fair market value or the adjusted basis of the shares in the hands of the US Holder immediately before death. Finally, the foregoing rules will continue to apply with respect to a US Holder who held the shares of the Company while the Company met the definition of a PFIC even if the Company ceases to meet the definition of a PFIC.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701 (a)(31), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares of the Company (“United States Shareholder”), the Company could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current US tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current US tax on their pro rata shares of the CFC’s earnings invested in US property. The foreign tax credit described above may reduce the US tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a US Holder of shares of the Company which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United  States shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside the scope of this discussion. The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.

Material Canadian Federal Income Tax Consequences

The summary below is restricted to the case of a holder (a “Holder”) of one or more shares who for the purposes of the Income Tax Act (Canada) (the “Act”) is a non-resident of Canada, holds his shares as capital property and deals at arm’s length with the Company.

The following is a general discussion of certain possible Canadian federal income tax consequences, under current law, generally applicable to a non-resident of Canada (as hereinafter defined) of shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described above as excluded from the definition of a US Holder. In addition, this discussion does not cover any provincial, local or foreign tax consequences.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his shares . Under the 1995 Protocol amending the Canada-US Income Tax Convention (1980) (the “Treaty”) the rate of Part XIII Tax applicable to a dividend on shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting shares of the Company, 5% and in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Capital Gains

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Act. Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm’s-length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital shares of the Company.

A Holder who is resident of the United States and realizes a capital gain on disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or ( c) the Holder (i) was a resident of Canada at any time within the ten years immediately the disposition and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be a resident of Canada.

A Holder who is subject to Canadian tax in respect of a capital gain on disposition of a common share must include one-half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada. This Holder may, subject to certain limitations, deduct one half of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect of taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at December 31, 2004, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15.

CONTROLS AND PROCEDURES

Not Applicable

ITEM 16.

[Reserved]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

Charter of the Audit Committee of the Board of Directors

1.

Purpose

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Freegold Ventures Limited (“ITF”) is to provide an open avenue of communication between ITF’s management (“Management”), the independent Auditors (“Auditors”) and the Board and to assist the Board in its oversight of the following: integrity, adequacy and timeliness of ITF’s financial reporting and disclosure practices; process for identifying the principal financial risks of ITF and the control systems in place to monitor them; compliance with legal and regulatory requirements related to financial reporting; and independence and performance of ITF’s Auditors.

The Committee shall also perform any other activities consistent with the Charter, ITF’s by-laws and governing laws as the Committee or Board deems necessary or appropriate.

The Committee’s role is one of oversight.  It is not the responsibility of the Committee to determine that ITF’s financial statements are complete and accurate and in accordance with generally accepted accounting principles or to plan or conduct audits.  The financial statements are the responsibility of Management.  The Auditors are responsible for performing an audit and expressing an opinion on the fair presentation of ITF’s financial statements in accordance with generally accepted accounting principles.

2.

Authority

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Auditors as well as any officer of ITF, or ITF’s outside counsel, to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Committee shall have unrestricted access to ITF’s books and records and has the authority to retain, at ITF’s expense, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.  Subject to Board approval, the Committee has the authority to set and pay the compensation of the advisors employed by the Committee.  The Chairperson of the Committee (“Chairperson”) or other member of the Committee so designed by the Committee may represent the Committee to the extent permitted by applicable legal and listing requirements.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

3.

Composition of Meetings

a)

The Committee and its membership shall meet all applicable legal, regulatory and listing requirements.

b)

Members of the Committee and the Chairperson shall be appointed by the Board and may be removed by the Board in its discretion.  The Committee will be elected annually at the first Board meeting following the annual general meeting.

c)

The Committee shall be comprised of three or more directors, one of whom shall serve as Chairperson.

d)

Each member of the Committee shall be independent, non-executive director, free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the exercise of his or her independence from management, ITF, or the Auditors.

e)

All members of the Committee shall be, or promptly after appointment, shall become financially literate as determined by the Board.  Preferably at least one member of the Committee shall have accounting or related financial management expertise as determined by the Board.

f)

The Committee shall meet, at the discretion of the Chairperson or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirement, and a majority of the members of the Committee shall constitute a quorum.

g)

If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all powers and responsibilities so long as quorum remains in office.

h)

Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose; actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose.  In the case of a tie the Chairperson shall have a second or tie-breaking vote.

i)

The Committee shall maintain minutes of meetings and periodically report to the Board on significant results of the Committee’s activities.

j)

The Committee may invite such other persons to its meetings as it deems appropriate.

k)

The Auditors will have direct access to the Committee on their own initiative.

4.

Responsibilities

A.

With respect to the Interim and Annual Financial Statements, the MD&A, and the AIF

a)

The Committee shall review ITF’s interim financial statements for approval of same prior to their being filed with the appropriate regulatory authorities.  The Committee shall review ITF’s annual audited financial statements and report thereon to prior to their being filed with the appropriate regulatory authorities.  With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgements of Management with Management and the Auditors and when the Committee deems it appropriate to do so.

b)

The Committee shall review Management’s Discussion and Analysis relating to annual and interim financial statements, the Annual Information Form and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their being filed with the appropriate regulatory authorities.

c)

The Committee shall review Management’s earnings releases relating to annual and interim financial statements and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their being filed with the appropriate regulatory authorities.

d)

The Committee shall review the post-audit or management letter containing the recommendations of the Auditors and Management’s response and subsequent follow-up to any identified weaknesses.

e)

The Committee shall review the evaluation of internal controls by the Auditors, together with Management’s response.

f)

The Committee shall meet no less frequently than annually separately with the Auditors and the Chief Financial Officer to review ITF’s accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deems appropriate.

B.

With Respect to the Auditors

The Auditors are ultimately accountable to the Board of Directors.  The Board has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the Auditors (or nominate the Auditors to be proposed for shareholder approval in any proxy statement).

a)

The Committee shall review the performance of the Auditors.

b)

The Committee shall annually recommend to the Board the appointment of the Auditor, or, as appropriate, the discharge or replacement of the Auditors when circumstances warrant.  The Board will set the compensation for the Auditors.

c)

The Committee shall be responsible for ensuring that the Auditors submit on a periodic basis to the Committee a formal written statement delineating all relationships between the Auditors and ITF.  The Committee is responsible for discussing with the Auditors any disclosed relationships or services that may impact the objectivity and independence of the Auditors and for recommending that the Board take appropriate action in response to the Auditor’s report to satisfy itself of the Auditor’s independence.

d)

ITF considers the core services provided by the Auditors to include the annual audit, tax planning and tax compliance.  The Committee shall review any engagements for non-audit services beyond the core services proposed to be provided by the Auditors or any of their affiliates, together with estimated fees, and consider the impact on the independence of the Auditors.

e)

The Committee shall review the Auditor’s audit plan, including scope, procedures and timing of the audit.

Other Committee Responsibilities

The Committee shall perform any other activities consistent with the Charter and governing law, as the  Committee or the Board deems necessary or appropriate including:

a)

Establishing and reviewing ITF’s procedures for the receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters.

b)

Establishing and reviewing ITF’s procedures for confidential, anonymous submissions by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

c)

Conducting or authorizing investigations into any matters that the Committee believes is within the scope of its responsibilities.

d)

Making inquiries of management and the Auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk.

Composition of the Audit Committee

The following are members of the audit committee:

Hubert Marleau, Hans von Michaelis and Bernard Barlin.

Mr. Marleau is an independent member of the audit committee and is financially literate.  With Mr. Marleau’s extensive work history working with private and public companies as a director, Mr. Marleau has an understanding of internal controls and procedures for financial reporting.

Mr. von Michaelis is an independent member of the audit committee and is financially literate.  Mr. von Michaelis has an understanding of internal controls and procedures for financial reporting.

Mr. Barlin is an independent member of the audit committee and is financially literate.  With Mr. Barlin’s extensive work history working with private and public companies as a director, Mr. Barlin has an understanding of internal controls and procedures for financial reporting.

ITEM 16B:

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s principal executive officer and principal financial officer, and will provide to any person without charge, upon request by mail but may also be made by telephone, telecopier or other electronic means of communication, a copy of such code of ethics.

CERTIFICATE OF ETHICS FOR THE CHIEF EXECUTIVE OFFICER

AND THE CHIEF FINANCIAL OFFICER

In my role as Chief Executive Officer (“CEO”) or Chief Financial Officer (“CFO”) of Freegold Ventures Limited (the “Company”), I have adhered to and advocated to the best of my knowledge and ability the following principles and responsibilities governing professional conduct and ethics:

1)

Act with honesty and integrity, handling in an ethical manner any actual or apparent conflicts of interest between personal and professional relationships.  A “conflict of interest” exists when an individual’s private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company.

2)

Provide constituents with information that is accurate, complete, objective, relevant, timely and understandable.  If I am the CEO or CFO, I shall review the Company’s annual reports before certifying and filing them with the SEC.

3)

Comply with all applicable laws, rules and regulations of federal, provincial, territorial, state and local governments, and other appropriate private and public regulatory agencies.

4)

Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgment to be subordinated.

5)

Respect the confidentiality of information acquired in the course of business except when authorized or otherwise legally obligated to disclose the information.  I acknowledge that confidential information acquired in the course of business is not to be used for personal advantage.

6)

Promote ethical behavior among employees at the Company and as a responsible partner with industry peers and associates.

7)

Maintain control over and responsibly manage all assets and resources employed or entrusted to me by the Company.

8)

Report illegal or unethical conduct by any director, officer or employee that has occurred, is occurring or may occur, including any potential violations of the Company’s Code of Business Conduct and Ethics (the “Code”).  Such report shall be made to the Audit Committee of the Board of Directors and shall include conduct of a financial or non-financial nature.

9)

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

“Harry Barr”

Harry Barr

Chief Executive Officer

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

March 29, 2005

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Applicable but the Company not providing all text, will provide upon request.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.

PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

(a)

Financial Statements

Description of Document

Cover Sheet

Management’s Responsibility for Financial Reporting

Auditor’s Report dated January 28, 2005.

Consolidated Balance Sheet as at December 31, 2004 and 2003

Consolidated Statements of Changes in Shareholders’ Equity for the Fiscal Years Ended

December 31, 2004, 2003 and 2002

Consolidated Statement of Loss for the Fiscal Years Ended

December 31, 2004, 2003 and 2002, and cumulative amounts since inception to December 31, 2004

Consolidated Statement of Cash Flows for the Fiscal Years Ended

December 31, 2004, 2003 and 2002, and cumulative amounts since inception to December 31, 2004

Consolidated Schedule of Mineral Property Costs for the Fiscal Years Ended

December 31, 2004 and 2003

Notes to Consolidated  Financial Statements

(b)

Exhibits

The following exhibits are filed with this Form 20-F Annual Report for the year ended December 31, 2004:

Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Certification pursuant to 18 USC Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The Company certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated March 29, 2005

FREEGOLD VENTURES LIMITED

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O AND C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 20F of Freegold Ventures Limited for the year ending December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof, the undersigned, in the capacity and date indicated below, hereby certifies that:

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

Date:

March 29, 2005

FREEGOLD VENTURES LIMITED

“Harry Barr”

Harry Barr

Chief Executive Officer

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O AND C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 20F of Freegold Ventures Limited for the year ending December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof, the undersigned, in the capacity and date indicated below, hereby certifies that:

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

Date:

March 29, 2005

FREEGOLD VENTURES LIMITED

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Freegold Ventures Limited (the “Company”) on Form 20F for the period ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Harry Barr, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13a-14(a) and  15d-14(a) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

“Harry Barr”

Harry Barr

Chief Executive Officer

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Freegold Ventures Limited (the “Company”) on Form 20F for the period ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Gordon Steblin, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13a-14(a) and  15d-14(a) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

124