Form 20-F/A
period 2004-12-31
FREEGOLD VENTURES LTD
filed 2005-08-23
CIK 1064052

UNITED STATES

Securities and Exchange Commission

Washington, DC 20549

Form 20-F

March 29, 2005

AMENDMENT NO. 1

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

INTRODUCTION

11

PART I

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

11

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

11

ITEM 3.

KEY INFORMATION

11

A.

Selected Financial Data

11

B.

Capitalization and Indebtedness

12

C.

Reasons for the Offer and Use of Proceeds

12

D.

Risk Factors

13

(i)

Exploration Risks

13

(ii)

Operating Hazards and Risks

13

(iii)

Lack of Cash Flow and Non Availability of Additional Funds

13

(iv)

Reserves

14

(v)

Title Risks

14

(vi)

Uncertainty or Contestation of Contract Rights

15

(vii)

Conflicts of Interest

15

(viii)

Competition and Agreements with Other Parties

15

(ix)

Fluctuating Mineral Prices

15

(x)

Shares Reserved for Future Issuance; Potential Dilution

16

(xi)

Environmental Regulation

16

(xii)

Compliance with Applicable Canadian Laws and Regulations

17

(xiii)

Canadian Jurisdictional and Enforceability of Judgements, Risks

17

(xiv)

Adequate Labor and Dependence Upon Key Personnel

17

(xv)

Forward Looking Statements

17

ITEM 4.

INFORMATION ON THE COMPANY

17

A.

History and Development of the Company

17

B.

Business Overview

18

C.

Organizational Structure

18

D.

Property, Plants and Equipment

18

1.

Golden Summit Property – Alaska, USA

18

Property Description and Location

18

Underlying Leases of the Golden Summit Property

18

Newsboy Claims

18

Keystone Claims

19

Yeager Claims

19

Tolovana Claims

20

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

44

Tolovana

45

Newsboy

45

Hi Yu

45

Deep Targets

46

2.

Rob Property, Alaska, USA

47

Property Title

47

3.

Union Bay PGM Property, Alaska, USA

47

4.

Rainbow Hill Property, Alaska, USA

49

Property Title

49

5.

Liberty Bell, Alaska, USA

49

6.

Almaden Property, Idaho, USA

50

Property, Description and Location

50

Accessibility, Climate, Local Resource, Infrastructure and Physiography

53

History

53

Geological Setting

53

Exploration

54

Mineralization

55

Drilling

56

Sampling and Analysis

56

Exploration and Development

57

7.

Sudbury Mining District, Ontario, Canada

58

Property Title

58

8.

Eskay Rift Property, British Columbia, Canada

58

9.

Duke Property, British Columbia, Canada

59

10.

Grew Creek Property, Yukon Territory, Canada

60

Property, Description and Location

60

Accessibility, Climate, Local Resource, Infrastructure and Physiography

68

History

69

Geological Setting

70

Exploration

71

Mineralization

73

Drilling

73

Sampling and Analysis

75

Security of Samples

75

Mineral Resource and Mineral Reserve Estimate

76

Exploration and Development

76

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

78

A.

Operating Results

78

Critical Accounting Estimates

78

Fiscal Year Ended December 31, 2004 compared to Fiscal Year

Ended December 31, 2003

79

Results of Operations

79

Fiscal Year Ended December 31, 2003 compared to Fiscal Year

Ended December 31, 2002

80

Results of Operations

80

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

84

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

84

A.

Directors and Senior Management

85

B.

Compensation

85

Summary Compensation Table

85

Compensation of Executive Officers

86

Options/SARs Granted to NEOs During the Most Recently Completed

Financial Year

87

Aggregated Option/SAR Exercises During the Most Recently Completed

Financial Year and Financial Year End Option/SARs Values

87

Option and SARs cancelled/expired to NEOs During the Most Recently Completed

Financial Year.

87

Option and SAR Repricings

87

LTIPs – Awards in Most Recently Completed Financial Year

88

Defined Benefit or Actuarial Plan Disclosure

88

Termination of Employment, Change in Responsibilities and Employment

Contracts

88

Composition of the Compensation Committee

88

Report on Executive Compensation

88

Compensation to Directors

89

Indebtedness of Directors and Executive Officers

89

Securities Authorized for Issuance Under Equity Compensation Plan

89

Interest of Management and Insiders in Material Transactions

89

Office Space

90

Re-appointment of Auditors

90

Management Contracts

90

C.

Board Practices

90

Statement of Corporate Governance Practices

90

Mandate of the Board of Directors

91

Meetings of the Board

91

Committee Responsibilities and Activities

91

Audit Committee

91

Compensation Committee

92

Corporate Governance Committee

92

Nomination and Assessment

92

Expectations of Management

92

D.

Employees

92

E.

Share Ownership

92

Performance Shares and Escrowed Shares

93

Existing Incentive and Share Compensation Plans

94

2005 Stock Option and Incentive Plan

95

Options and Other Rights to Purchase Shares

97

Stock Options

97

i)

Options Granted During the Fiscal Year Ended December 31, 2004

97

ii)

Options Exercised During the Fiscal Year Ended December 31, 2004

97

iii)

Defined Benefit Plans

97

iv)

Options and Stock Appreciation Rights (SARS) Grants During the Most

Recently Completed Financial Year

98

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

99

C.

Interests of Experts and Counsel

99

ITEM 8.

FINANCIAL INFORMATION

99

A.

Consolidated Statements and Other Financial Information

99

B.

Significant Changes

99

ITEM 9.

THE OFFER AND LISTING

99

A.

Offer and Listing Details

99

B.

Plan of Distribution

102

C.

Markets

102

D.

Selling Shareholders

102

E.

Dilution

102

F.

Expenses of the Issue

102

G.

Performance Graph

102

ITEM 10. ADDITIONAL INFORMATION

102

A.

Share Capital

102

B.

Memorandum and Articles of Association

103

C.

Material Contracts

103

D.

Exchange Controls

103

E.

Taxation

104

Material United States Federal Income Tax Consequences

104

US Holders

104

Distributions on Shares of the Company

104

Information Reporting and Backup Withholding

105

Foreign Tax Credit

105

Disposition of Shares of the Company

106

Currency Exchange Gains or Losses

106

Other Considerations

106

Foreign Personal Holding Company

106

Foreign Investment Company

107

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

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

111

ITEM 13. DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

112

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF

SECURITY HOLDERS AND USE OF PROCEEDS

112

ITEM 15:

CONTROLS AND PROCEDURES

112

ITEM 16:

RESERVED

113

ITEM 16A: AUDIT COMMITTEE FINANCIAL REPORT

113

Charter of the Audit Committee of the Board of Directors

113

1.

Purpose

113

2.

Authority

113

3.

Composition of Meetings

113

4.

Responsibilities

114

A.

With respect to the Interim and Annual Financial Statements,

The MD&A and the AIF

114

B.

With Respect to the Auditors

115

Other Committee Responsibilities

115

Composition of the Audit Committee

115

ITEM 16B: CODE OF ETHICS

116

Certificate of Ethics for the Chief Executive Officer and the Chief

Financial Officer

116

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

118

ITEM 16D: EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT

  COMMITTEES

118

ITEM 16E:  PURCHASE OF EQUITY SECURITIES BY THE ISSUER

  AND AFFILIATED PURCHASER

118

PART III

ITEM 17.

FINANCIAL STATEMENTS

118

ITEM 18.

FINANCIAL STATEMENTS

118

ITEM 19.

EXHIBITS

118

SIGNATURES

119

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

INTRODUCTION

This Amendment No. 1 Form 20-F Annual Report is being filed in response to comments received from the United States Securities and Exchange Commission.  The changes in this Annual Report have been indicated in colored text and underlined for your ease of reference.

Under Item 5, the Company has expanded its’ disclosure to discuss methodologies, assumptions and sensitivities underlying the critical accounting estimates, supplementing the Company’s accounting policy disclosures.  (see page 78)

Under Item 15, the Company has amended the filing to include the controls and procedures disclosure, in order to correspond to the representations made in the officers’ certifications.  (see page 112)

Under Item 16C, the Company has disclosed the principal accountant fees and services required under this item.  (see page 118)

It has been requested that the Consolidated Statement of Shareholders’ Equity and the Consolidated Statement of Loss in the audited financial statements for the year ended December 31, 2004 be amended to include financial information since the date of inception, however as the Company is unable to have previous auditors verify the cumulative numbers, as they are no longer in operation, the Consolidated Statement of Shareholders’ Equity has been amended to show the cumulative amounts as unaudited.  (see attached financial statements)

PART I

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

In May 2003 Lonmin Plc (“Lonmin”) entered into a joint venture agreement with Pacific North West Capital Corp. and the Company for further exploration and development on the project.  Under terms of the agreement Lonmin must fund a minimum US$815,000 exploration program in 2003.  This obligation has been met.  Lonmin has the further option to continue to fund the Union Bay project by expending a minimum of US$1 million per year in 2004, 2005, and 2006 and US$750,000 for each year thereafter.  Lonmin funded a US$1.8 million exploration program in 2004. Pacific North West Capital Corp. is the Operator of the project during the exploration phase.  Under the terms of the agreement, Lonmin may earn up to 70% interest in the project by delivering a full feasibility study.  Upon the decision of the joint venture management committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing on terms acceptable to all parties.  Following commencement of commercial production, Pacific North West Capital Corp. and the Company will each repay their share of capital construction costs and contribute pro rata to operating costs.  The three-party joint venture conducted exploration on Union Bay in 2004.

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

Each shareholder may only sell 25% of the released shares in any calendar quarter; and, during the term of the pooling agreement, firstly the Company, and secondly, a director of the Company has the right of first refusal on all shares offered for sale by the Compass shareholders.

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

The Property is subject to a production royalty of 4% of net returns and a 1% NSR if the price of gold is less than US $425 per ounce and 2% NSR if the average price of gold is equal to or greater than US$425 per ounce.

The Company purchased the remaining 40% of the Almaden Project for 2 million shares in 2001, and now owns 100% of the Almaden Project subject to the underlying agreements and royalties.

A portion of the following italicized text is excerpted from a Report entitled, “Executive Summary Report for the Almaden Gold Property, Washington County, Idaho” by Avalon Development Inc. and Colin Bird, dated 10th March 2005 filed in conjunction with this Form 20F.

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

9.

Duke Property, British Columbia, Canada

By agreement dated 21st October 2004 and amended 24th December 2004 the Company may acquire, from a third party (“the Optionor”), up to a 70% interest in certain mineral claims known as the Duke Property located in Merritt, British Columbia.  To acquire a 51% interest in the property, the Company must, at its option, complete the following:

	Issue Shares	Cash Payments	Cumulative Exploration Expenditures
Upon receipt of drill permits (paid)	-	$10,000 (paid)	-
Upon receipt of regulatory approval	25,000 (issued)	-	-
On or before 31 May 2005	25,000	-	-
On or before 1 October 2005	-	-	100,000
On or before 21 October 2005	50,000	-	-
On or before 1 October 2006	-	-	350,000
On or before 1 October 2007	-	-	750,000
	100,000	$10,000	$1,100,00

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

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.  The most significant accounting estimates for the Company relate to the carrying value of its mineral property assets and accounting for stock-based compensation.  The Company’s accounting policies are set out in full in Note 1 of the annual financial statements.

a)

Mineral Property Costs

One of the most critical areas where estimates are used is in the area of the valuation of its carrying value of its mineral property costs.  Under Canadian GAAP, the Company records its interests in mineral properties at cost.  The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned.  General exploration, overhead and administration costs are expensed in the period incurred.

The estimated values of all properties are assessed by management on a continual basis.  This assessment may be estimated by quantifiable evidence of a geological resource or reserve or the Company’s assessment of its ability to sell the property for an amount greater or less than the carrying value.  If the carrying values exceed estimated recoverable values, then the costs are written down to the estimated recoverable values.

Management’s estimates of mineral prices, recoverable resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs.  Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flows to be generated from its properties.  The Company presently has no proven or probable reserves.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.

b)

Stock-Based Compensation

Another significant estimate relates to accounting for stock-based compensation.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

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

US Holders

As used herein, a “US Holder” means a holder of shares of the Company who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United Sates or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and US Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct on a trade or a business in the United States, persons or entities that have a “functional currency” other than the US dollar, shareholders who hold shares as part of a straddle, hedging or a conversion transaction, and shareholders subject to the alternative minimum tax, and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to US Holders who own shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire shares.

Distribution on Shares of the Company

US Holders receiving dividend distributions (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the US dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings or profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder’s federal income tax liability or, alternatively, may be deducted in computing the US Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder’s adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares. Preferential tax rates for long-term capital gains are applicable to a US Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder, which is a corporation.

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

Information Reporting and Backup Withholding

Under current Treasury Regulations, dividends paid on the Company’s shares, if any, generally will not be subject to information reporting and generally will not be subject to US backup withholding tax. However, dividends and the proceeds from a sale of the Company’s shares paid in the US through a US or US related paying agent (including a broker) will be subject to US information reporting requirements and may also be subject to the 31% US backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the US backup withholding tax rules will be allowed as a refund or a credit against the US Holder’s US federal income tax liability, provided the required information is furnished to the IRS.

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

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of shares:

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

Passive Foreign Investment Company

The Code contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on US Holders of foreign corporations. These rules do not apply to non-US Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The Company believes that it qualified as a PFIC for the fiscal  year ended April 30,1997 and the fiscal years ended from April 30,1998 through April 30,2002. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on a qualified electing fund (“QEF”). Each US Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

If the Company is a PFIC for any taxable year during which a Non-Electing US Holder holds Company shares, then the Company will continue to be treated as a PFIC with respect to such Company shares, even if it is no longer definitionally a PFIC. A Non-Electing US Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing US Holders) as if such Company shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of US Holders beginning after December 31, 1997, US Holders who hold (actually or constructively) marketable shares of a foreign corporation that qualifies as a PFIC, may annually elect to mark such shares to the market (a “mark-to-market election”). If such an election is made, such US Holder will not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing US Holder after the beginning of the holding period for the PFIC shares, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company’s shares. A US Holder who makes the mark-to-market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such US Holder’s adjusted basis in such shares. In addition, the US Holder is allowed a deduction for the lesser of (i) the excess, if any, of such US Holder’s adjusted tax basis in shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the shares in the Company included by such US Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing US Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A US Holder’s adjusted tax basis in the shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company’s shares cease to be marketable, as specifically defined, or the Secretary of the IRS consents to revocation of the election.

Because the IRS has not established procedures for making a mark-to-market election, US Holders should consult their tax advisor regarding the manner of making such an election.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC shares by Non-Electing US Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company shares in the hands of the transferee and the basis of any property received in exchange for those shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing US Holder would not be taxed on certain transfers of PFIC shares, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of transfer. In a transfer at death, for example, the transferee’s basis is equal to (i) the fair market value of the Electing US Holder’s shares reduced by the US Holder’s adjusted basis in these shares at death. The specific tax effect to the US Holder and the transferee may vary based on the manner in which the shares are transferred. Each US Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his shares. Under the 1995 Protocol amending the Canada-US Income Tax Convention (1980) (the “Treaty”) the rate of Part XIII Tax applicable to a dividend on shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting shares of the Company, 5% and in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15.

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2004, being the date of the Company’s most recently completed fiscal year end.  This evaluation was carried out under the supervision and the participation of the Company’s Chief Executive Officer, Harry Barr and the Company’s Chief Financial Officer, Gordon Steblin.  Based upon the evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information relating to it required to be included in the Company’s period SEC filings.  There have been no changes in the Company’s internal controls or in other factors that significantly affected or could significantly affect internal controls subsequent to the date the Company carried out the evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’ s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Company’s most recently completed financial year ended December 31, 2004, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the registrant’s principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(a)

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(b)

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the registrant’s assets that could have a material effect on the financial statements.

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

“Harry Barr”

Harry Barr

Chief Executive Officer

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

March 29, 2005

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two financial years for professional services rendered by the Company’s audit firm for various services.

Services		Year ended December 31, 2004		Year ended December 31, 2003

Audit Services		$39,200.00		$24,650.00
Audit – and review – related services	$		$
Tax services		$2,750.00		$2,675.00
All other services	$		$
		$41,950.00		$27,325.00

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company’s auditors.  The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amount for each itemized service.  During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

As 2004 was the first year of the audit committee pre-approval process, only the audit and tax services rendered in the year ended December 31, 2004 were pre-approved by the audit committee.

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

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

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

c)

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

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

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

c)

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

125