Form 20-F
period 2005-12-31
FREEGOLD VENTURES LTD
filed 2006-03-31
CIK 1064052

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

MARCH 27, 2006

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED	DECEMBER 31, 2005
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT
FOR THE TRANSITION PERIOD FROM ______________ TO _________________
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
31,562,590 Shares
Indicate by check mark whether the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES		NO	X
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
YES		NO	X

Note – Checking the box above will not relieve any registrant required to filed reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES	X	NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchanage Act (Check one):

Large accelerated filer		Accelerated filer	Non-accelerated filer	X
Indicate by check mark which financial statement item the registrant has elected to follow.

X	Item 17		Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of this Exchange Act).

YES		NO	X

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

YES	X	NO

B. Related Party Transactions	98
C. Interests of Experts and Counsel	98
ITEM 8. FINANCIAL INFORMATION	98
A. Consolidated Statements and Other Financial Information	98
B. Significant Changes	98
ITEM 9. THE OFFER AND LISTING	98
A. Offer and Listing Details	98
B. Plan of Distribution	100
C. Markets	101
D. Selling Shareholders	101
E. Dilution	101
F. Expense of the Issue	101
G. Performance Graph	101
ITEM 10. ADDITIONAL INFORMATION	102
A. Share Capital	102
B. Memorandum and Articles of Association	102
C. Material Contracts	102
D. Exchange Controls	102
E. Taxation	103
F. Dividends and Paying Agents	110
G. Statements by Experts	110
H. Documents on Display	110
I. Subsidiary Information	110
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	110

PART II	111

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	111
ITEM 13. DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	111
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	111
ITEM 15. CONTROLS AND PROCEDURES	111
ITEM 16. (RESERVED)	112
ITEM 16A. AUDIT COMMITTEE FINANCIAL REPORT	112
ITEM 16B. CODE OF ETHICS	115
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	115
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	116
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	116

PART III	116

ITEM 17. FINANCIAL STATEMENTS	116
ITEM 18. FINANCIAL STATEMENTS	116
ITEM 19. EXHIBITS	116
SIGNATURES	117

GLOSSARY

The following are definitions of mining terms and certain other terms used in this Statement.

Avalon:	Avalon Development Corporation
Almaden Agreement:	The property option agreement dated May 6, 1996, between the Company and the Almaden Optionors
Almaden Assignment Agreement:	The assignment agreement dated December 13, 1995, as amended February 28, 1996, between Compass and the Company
Almaden Option:	The option granted by the Almaden Optionors to the Company pursuant to the Almaden Agreement to acquire up to a 60% interest in the Almaden Property.
Almaden Optionors:	Collectively, Ican Minerals Ltd., Ican Minerals Inc. and Canu Resources Ltd.
Almaden Property:	Those mineral claims located in Washington County in the State of Idaho, USA. which the Company holds an interest in pursuant to the Almaden Agreement
Ag:	Silver
Au:	Gold
CanAlaska:	CanAlaska Ventures Ltd.
Canu:	Canu Resources, Inc.
Common share:	A common share in the capital of the Company
Company:	Freegold Ventures Limited, and, where the context so requires, its subsidiary, Free Gold Recovery USA
DD:	Diamond Drill
Escrow Agent:	CIBC Mellon Trust Company
Exchange:	TSX Exchange
FEI:	Fairbanks Exploration Inc.
Fairbanks Assignment Agreement:	The assignment agreement dated May 30, 1997, as amended February 26, 1998, entered into between the Company and FEI
Golden Summit Property:	The mineral claims located in the Fairbanks Mining District in the State of Alaska, USA
g/t or gm/t:	Grams per tonne
Hg:	Mercury

Homestake:	Homestake Mining Company (now by Barrick Gold Corporation)
IMC:	International Minerals and Chemicals
km:	Kilometres
Keystone:	Keystone Mines Partnership
Low Sulphidation Epithermal Deposit	A deposit formed in rocks of shallow depth from low temperature hydrothermal solutions with a low sulphide association.
Meridian:	Meridian Gold Corporation
Mineralized Deposit or Mineral Deposit:

A mineralized body delineated by appropriately spaced drilling and/or underground sampling to support sufficient amounts of tonnage and average grade of metal(s).  Such deposit does not qualify as a reserve until a comprehensive evaluation based upon present unit price, cost, recoveries and other material factors conclude legal and economic feasibility.

NSR:	Net Smelter Return
opt or oz/t:	Ounces per tonne
oz:	Ounce
PGE:	Platinum Group Elements
ppm:	Parts per million
ppb:	Parts per billion
RC:	Reverse circulation
Sb:	Antimony
VLF – EM:	Very Low Frequency and Electromagnetic survey

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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

Freegold Ventures Limited (“Freegold” or the “Company”) has a limited history of operations and has not generated any operating revenues in the past.  The following table sets forth, for the periods and the dates indicated, selected financial and operating data for the Company.  This information should be read in conjunction with the Company's Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.  The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company.  To date the Company has not paid any dividends on the Shares and it does not expect to pay dividends in the foreseeable future.

The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").  There are material differences between Canadian GAAP and the accounting principles that are generally accepted in the United States ("US GAAP") as applied to the Company including disclosure items.  For a comparison of these differences, refer to footnote No. 10 to the Financial Statements.

Selected Financial Data

Canadian GAAP

(In Canadian Dollars)

Selected Financial Data for the Year Ended December 31

	2005	2004	2003	2002	2001
Cash and Term Deposits	544,275	1,573,522	2,665,654	31,779	7,589
Total Assets	9,431,704	10,442,657	10,559,236	6,321,397	5,487,645
Current Liability	123,638	277,768	102,550	76,825	210,729
Loss	(1,328,008)	(1,381,717)	(1,253,591)	(719,570)	(256,037)
Mineral Properties Written Off	(40,020)	(788,376)	(18,717)	(104,036)	(4,159,380)
Other Items	(342)	151,404	94,385	35,605	143,706
Future income tax recovery	-	365,968	-	-	-
Net Loss	(1,368,370)	(1,652,721)	(1,177,923)	(788,001)	(4,271,711)
Deficit	(22,479,334)	(21,104,497)	(19,396,866)	(17,946,772)	(17,110,831)
Weighted Avg # Shares O/S	30,506,308	26,847,155	18,664,625	11,743,797	9,350,668
Loss Per Share	(0.04)	(0.06)	(0.06)	(0.07)	(0.46)

Selected Financial Data

US GAAP

(In Canadian Dollars)

Selected Financial Data for the Fiscal Year Ended December 31

	2005	2004	2003	2002	2001
Cash and Term Deposits	544,275	1,573,522	2,665,654	31,779	7,589
Total Assets	847,526	2,933,286	3,649,219	234,220	217,886
Current Liability	123,638	277,768	102,550	76,825	210,729
Loss	(1,368,370)	(1,652,721)	(1,177,923)	(788,001)	(4,271,711)
Mineral Property Cost Adjustment	(1,074,807)	(599,354)	(822,840)	(817,418)	3,569,442
Foreign Exchange Adjustment	(2,072)	(13,520)	(22,377)	-	-
Net Loss	(2,445,249)	(2,265,595)	(2,023,140)	(1,605,419)	(702,269)
Deficit	(30,373,859)	(27,928,610)	(25,663,015)	(23,639,875)	(22,034,456)
Weighted Avg # Shares O/S	30,506,308	26,847,155	18,664,625	11,743,797	9,350,668
Loss Per Share	(0.08)	(0.08)	(0.11)	(0.14)	(0.08)

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

(i)

Exploration Risks

Mineral exploration involves a high degree of risk which is characterized by a number of significant factors including, among other things, unprofitable efforts resulting  from the failure to discover mineral deposits.  There is no assurance that the Company’s mineral exploration activities will result in any discoveries of commercial bodies of mineralization.  The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling, metallurgical processes to extract the metal from the ore and, in the case of new properties, to build the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that the funds required for further expansion can be obtained on a timely basis. All of the Company’s projects are currently in exploration stages. Estimates and  mineral deposits can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of ore ultimately mined may differ from that indicated by drilling results.

To date, the Company’s properties have no proven commercially viable reserves and are currently at the exploration stage and as such prospective purchasers of the Company’s common shares should consider carefully, among other things, that the Company’s exploration of its properties involves significant risks.

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

(iv)

Resources

There are no known economic resources on any of the Company’s properties at this time.

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

Certain of the Company’s mining properties are unpatented mining claims located in the US, and the Company, upon acquiring an interest in and to such claims, will have only possessory title with respect to such properties.  Because title to unpatented mining claims is subject to inherent uncertainties, including paramount title to the US, it is difficult to determine conclusively the ownership of such claims.  In addition, and in order to retain title to an unpatented mining claim, a claim holder must have met annual assessment work requirements (US$100 per claim) through September 1, 1992 and must have complied with stringent state and federal regulations pertaining to the filing of assessment work affidavits. Moreover, after September 1, 1992, the right to locate or maintain a claim generally is conditional upon payment to the US of a rental fee of US$100 per claim per year for each governmental fiscal year instead of performing assessment work.  State law may still require performance of assessment work. In 2004 the annual rental fee increased to US$125 per claim per year. Since most mining claims in the US are unpatented, this uncertainty is inherent in the mining industry.

For the last several Congressional sessions, bills have been repeatedly introduced in the US Congress which would supplant or radically alter the provisions of the Mining Law of 1872.  As of the date of this annual report no such bills are pending.  However there is no assurance that such bills will not be introduced in the future.

The present status of the Company’s US properties as unpatented mining claims located on public lands of the US allows the claimant the exclusive right to mine and remove valuable minerals, such as precious and base metals, found therein, and also to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores.  However, legal ownership of the land remains with the US  Accordingly, with an unpatented claim the US retains many of the incidents of ownership of land, the US regulates use of the surface and the Company remains at risk that the claims may be forfeited either to the US or to rival private claimants due to failure to comply with statutory requirements as to location and maintenance of the claims.  If there exists a valuable deposit of locatable minerals (which is the requirement for the unpatented claim to be valid in the first place), and provided certain levels of work and improvements have been performed on an unpatented mining claim, the claimants may then seek to purchase the full title to the claim thereby causing the claim to become the private property of the claimant.  Such full ownership expands the claimants’ permissible uses of the property (to any use authorized for private property) and eliminates the need to comply with maintenance and reporting requirements necessary to protect rights in an unpatented claim.  However, a moratorium on accepting and processing mineral patent applications within the Department of the Interior has been imposed by Congress.  It is therefore impossible for the Company to seek to enhance its rights in its Properties by seeking issuance of mineral patents in the name of the respective optionors. If governmental fees or royalties on unpatented claims were to be introduced,the Company and other mining companies would be adversely affected.

(vi)

Uncertainty or Contestation of Contract Rights

The Company owns or has the right to earn interests in properties under contract with a number of individuals and corporations.  By the Company’s present assessment its’ most significant interests under earning options are the Golden Summit Property and the Almaden Property.  The Almaden Property rests upon a chain of contractual leases and grants and options between various parties.  The Golden Summit Property is held pursuant to the Fairbanks Assignment Agreement and several other key contracts. The Company is working under laws of the US and, although the Company has effected such researches and professional opinions as it considers financially reasonable in the circumstances, it has not engaged surveys or complete and unqualified professional opinions at this stage in the exploration of its properties. The Company in addition to working in the US, is also conducting exploration in Canada and as such operates under Canadian law.

(vii)

Conflicts of Interest

Certain of the directors of the Company are directors of other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company.  In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time.  Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.  The Company is not aware of the existence of any conflict of interest as described herein.

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

(ix)

Fluctuating Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of such minerals.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  Although the price of gold has recently risen to a 25 year high, there can be no assurance that the price at these levels; significant price movements over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically the US dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The effect of these factors on the price of gold  and therefore the economic viability of any of the Company's exploration projects cannot accurately be predicted.  As the Company is in the exploration stage, the above factors have had no material impact on operations or income.

(x)

Shares Reserved For Future Issuance; Potential Dilution

As of December 31, 2005, the Company had reserved, 10,387,543 for issuance upon the exercise of warrants, incentive stock options, common shares for issuance for performance shares.  Such common shares represent a potential equity dilution of approximately 24% based upon the number of outstanding and allotted shares at December 31, 2005 of 31,562,590.  Furthermore, the Company may enter into commitments in the future which would require the issuance of additional common shares and may grant additional stock options and/or issue additional warrants.  At December 31, 2005 the Company had unlimited and authorized but unissued and unreserved common shares.  Issuance of additional shares would be subject to Exchange regulatory approval and compliance with applicable securities legislation.  The Company currently has no plans to issue common shares other than for the purposes of raising funds for property acquisition, exploration and for general working capital.

(xi)

Environmental Regulation

All phases of the Company's operations in Canada and the US are subject to environmental regulations.  It is the Company's belief that if environmental legislation in Canada and the US including but not limited to possible amendment to the Federal Land Policy and Management Act which prevents undue and unnecessary degradation of federal lands; the Clean Air Act (which sets air quality standards), the Federal Water Pollution Control Act (Clean Water Act) (which directs standards to be set for surface water quality and for controlling discharges to surface water), the Safe Drinking Water Act (which directs standards to be set for quality of drinking water to be supplied to the public - states are the primary authorities - and regulating underground injection operations, the Solid Water Disposal Act (which regulates generation, storage and disposal of hazardous ware and manage solid, non-hazardous waste), the Comprehensive Environmental Response, Compensation and Liability Act (which requires operators to report releases of hazardous substances to the environment and inventory chemicals handled), the Toxic Substance Control Act (requires regulation of chemicals that present risk to health or environment), the Endangered Species Act (plants and animals listed that are threatened; protection plans mandated), and the Migratory Bird Treaty Act (prohibits killing of virtually all bird species), evolve in require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  The cost of compliance therewith may substantially increase and thereby effect the Company's operations; however, the Company is not aware of any pending environmental litigation or amendments to existing environmental litigation which will affect the Company's current or prepared operations or which would otherwise have a material adverse effect on the Company or its operations.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

(xii)

Compliance with Applicable Canadian Laws and Regulations

In Canada the Company is in the exploration stage. To date all permits required to conduct exploration programs have been applied for. Should additional exploration take place the Company will continue to comply with all permits required for field exploration.

(xiii)

Canadian Jurisdictional and Enforceability of Judgments, Risks

The Company is a Canadian corporation.  Two of its directors and  four of its officers are, residents of Canada and a significant part of its assets are, or will be, located outside of the US.  As a result, it may be difficult for shareholders resident in the US to effect service within the US upon the Registrant, and as such directors, officers or experts who are not residents of the US, or to realize in the US upon judgements of courts of the US predicated upon civil liability of any of the Company, such directors or officers under the US federal securities laws.

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

The Company carries out its operations in Alaska and Idaho through its wholly-owned subsidiary, Free Gold Recovery, USA.  Free Gold Recovery USA, Inc. was incorporated on November 12, 1985, under the laws of the State of Nevada and was granted a Certificate of Authority to transact business in the State of Alaska on December 18, 1995, under the name Free Gold Recovery Inc. USA.  In this Annual Report “Free Gold Recovery USA” means both Free Gold Recovery, USA and Free Gold Recovery Inc. USA.  The Company is the sole shareholder of Free Gold Recovery USA,  Ican Minerals, Inc. (“Ican”) and Canu Resources, Inc. (“Canu”). Ican and Canu are also US corporations.  They were involved in mineral property exploration, but are currently inactive.

The Company’s agent in the host country is Incorp Services, Inc., 6075 S. Eastern Ave Suite 1, Las Vegas, NV  89119-3146.

The Company's office is located at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3.  The Company is a reporting issuer in the Provinces of British Columbia, Alberta, and Ontario, Canada.  Its common shares has been listed on the TSX Venture Exchange (the "Exchange") from March 11, 1987 to November 7, 2001 under the trading symbol "ITF" and has been listed on the Toronto Stock Exchange (the “Exchange”) under the trading symbol ITF since May 19, 1998.

B.

Business Overview

The Company, together with or through its subsidiary, Free Gold Recovery U.S.A., carries on the business of acquiring and exploring precious metal properties in the US and Canada.  The Company's material mineral properties are the Golden Summit Property, Alaska, the Almaden Property, Idaho, and the Grew Creek Project, Yukon Territory.

The Company's primary objective is to explore its existing mineral properties.  Its secondary objective is to locate, evaluate and acquire other mineral properties, and to finance their exploration, either through equity financing, by way of joint venture or option agreements or through a combination of both.  There are currently no known economic resources on any of the existing properties

C.

Organizational Structure

The Company is the sole shareholder of Free Gold Recovery USA, Ican and Canu.  Ican and Canu are also US corporations.  They were involved in mineral property exploration, but are currently inactive.

D.

Property, Plants and Equipment

Figure and Table numbers have been renumbered from the text excerpts from original reports included in this document to facilitate reading.

1.

Golden Summit Property – Alaska, USA

Property Description and Location

The Golden Summit project consists of 14 patented Federal lode claims, 76 unpatented Federal lode claims and 80 State of Alaska mining claims covering approximately 5,000 acres in the Fairbanks Mining District of Alaska known as the Golden Summit Property. The Company initially acquired rights to a portion of the present Golden Summit Property from Fairbanks Exploration Inc. (“FEI”) by various agreements dated from 1 December 1992 to 9 May 1997.  The property is controlled by the Company through long-term lease agreements or outright claim ownership, and certain mineral claims are subject to a 7% working interest held in trust for FEI by the Company.  As consideration for the property, the Company agreed to:

-

Issue 25,000 shares of the Company (issued in 1997);

-

Issue 25,000 shares of the Company for each US$1,000,000 in expenditures spent on the property including all underlying lease obligations since 9 May 1997 to an aggregate of 125,000 shares.  As at 31 December 2005, the Company had spent approximately US$4,324,000 on the property since 9 May 1997.  Since the Company has expended the next US$1,000,000, the Company issued 25,000 shares of the Company's common stock on 30 March 2005 (25,000 shares issued in 1998, 25,000 shares issued in 1999, 25,000 shares issued in 2001);

-

Expend a minimum of US$1,767,000 of exploration expenditures on the property before 2000 (completed); and

-

Make all required lease payments to underlying lessors.

The Company will fund 100% of the project until commercial production is achieved at which point FEI will be required to contribute 7% of any approved budget.  The property is subject to a 2% NSR.

FEI granted the Company a 30 day right of first refusal in the event it should grant or receive and accept any offer for assignment of any interest in or to the 7% working interest and/or the NSR. FEI also granted the Company an assignable right to purchase the NSR , exercisable any time after commercial production commences, for a price equal to the net present value of the NSR, employing a 10% discount calculation, and based upon the mine life and production schedule of the Golden Summit Property calculated in accordance with commercial ore reserves identified and booked at the time of commencement of commercial production, as established by a major mining company with which the Company has contracted, or, if the property is otherwise developed by the Company without a major mining company, then in accordance with the Company’s mine development plan. The remainder of the Company’s interest in the Golden Summit Property was acquired by separate lease arrangements and by staking.

Newsboy Claims

By agreement dated February 28, 1986, amended March 26, 1996, between Earl Beistline (“Beistline”) and FEI, the Company received the lease of the Newsboy claims for a term ending February 28, 2006. In 2006 the Company extended the lease for an additional 5 years. The material terms are an advance minimum royalty of US$5,000. The Company's option to purchase the NSR is the greater of the present worth of the 4% royalty (calculated at 15% interest) or US$1,000,000 (calculated in constant 1985 dollars), less all advance royalty payments made. The Company has the right to assign lease interests, subject to Beistline’s 30 day right to reasonably disapprove of such assignment.  In December 2002, the Company received notification that Earl Beistline had transferred his interest to William C. Beistline.

Keystone Claims

By agreement dated May 15, 2000 and amended November 30, 2001 between Keystone Mines Partnership (“Keystone”), Free Gold Recovery Inc. USA and the Company (collectively, the “Lessee”),

Keystone leased to the Lessee the Keystone claims for a primary term of 20 years. The initial term of the Lease shall be from January 1st, 2000 to December 31, 2019. The agreement provides for consideration of annual August 15 and November 15 advance royalty minimum payments as set out in the schedule below.  A signing bonus of $50,000 US was paid October 1, 2000.

Year	August 1st	November 1st
2000 – 2003	$25,000 (paid)	$25,000 (paid)
2004 – 2006	$25,000 (paid to date)	$25,000 (paid to date)
2007 – 2019	$75,000	$75,000

The Lessee may terminate the lease at any time prior to December 31, 2006 by giving timely notice to the Vendors .The Lessee shall pay to Keystone a 3% NSR. Up to one half of the NSR due to Keystone each year may be paid by crediting advance royalties paid until the Lessee has recouped all of the advance royalties paid.  The Lessee may elect to pay not more than one-half of the interest accrued and payable in shares of the Company. The shares shall be valued at the 60-day trading average immediately preceding the date of payment.

During exploration and before commencement of production Lessee shall perform a minimum amount of work on the Property in an amount of not less than US$50,000 in each of the calendar years 2000 through 2006. Work performed under this commitment may be qualified and claimed as assessment work. In the event that the Lessee fails to fulfill the work commitment in whole or in part in any calendar year in which it was required the Lessee shall pay to Keystone in cash the difference between the value of the work and US$50,000. In November of 2001, the Lessee and Keystone renegotiated the terms of the lease allowing the Lessee to negotiate the method by which the advance royalty payment can be made either by cash, shares or their combination.  The form of the payment will be negotiated each April.  Keystone also agreed to waive the annual work commitment of US$50,000 for any year in which the price of gold is below US$300 an ounce for the last three months of the calendar year.  In addition the Lessee shall have until March 31st, of each year to determine whether it will continue with the lease.

Tolovana Claims

In May 2004, the Company entered into an agreement with a third party (the “Seller”) whereby the Seller will transfer 100% of the rights via Quit Claim Deed to a 20-year lease on the Tolovana Gold Property in Alaska.

Under the terms of the agreement, the Company will assume all of the Seller’s obligations under the lease, which include making annual payments of US$1,000 per month for the first 23 months increasing to US $1,250 per month for the 24th to the 48th months and increasing to US$1,500 per month after the 49th month and for the duration of the lease.

The property is subject to a sliding scale NSR as follows: 1.5% NSR if gold is below US$300, 2% NSR if gold is above US$300; 3% NSR if gold is above US$400.  In addition, the Company has made a cash payment of US$7,500 on signing and issued 400,000 shares. An additional 200,000 shares are to be issued within 30 days of a minimum 200,000 ounce mineral resource being calculated on the property if the resource is established in five years or less from the date of the agreement.

Property Overview:

The following italicized text was excerpted from a 43-101 Report prepared by Avalon Development Corporation entitled “Executive Summary Report for the Golden Summit Project, Fairbanks Mining District, Alaska, dated February 10th, 2006” and filed in conjunction with this Form 20F on SEDAR. All references noted within the text can be found in the references section of this referenced report.

The Golden Summit project is located approximately 20 road miles north of Fairbanks, Alaska (Figure 1). The Golden Summit project consists of 14 patented Federal lode claims, 76 unpatented Federal lode claims and 80 State of Alaska mining claims covering approximately 5,000 acres. The claims are registered under various owners and claim names.  Mineral rights in this part of Alaska are administered by the State of Alaska (State claims) and the US Bureau of Land Management (federal claims).  Annual rents vary according to type of claim, claim size and age and are due and payable by August 31 of each year for unpatented federal mining claims and by November 30 of each year for State mining claims.  Total 2005-2006 rents due for federal claims total US$9,500 while rentals due on State claims total US$7,640.  Claim rentals are paid in lieu of annual labor for unpatented federal claims while annual work commitment on State mining claims total US$2.50 per acre per year. Amounts spent in excess of these levels are bankable on State mining claims for up to four years into the future.  All claims on the Golden Summit project currently are in good standing. The land on which the project is situated is zoned as Mineral Land by the Fairbanks North Star Borough, and gives mineral development activities first priority use.  There currently are no unusual social, political or environmental encumbrances to mining on the project.  Kinross Gold’s Fort Knox open pit gold mine currently operates within 5 miles of the Golden Summit project. Other than the 14 patented mining claims (fee simple lands) the claims of the Golden Summit project have not been surveyed by a registered land or mineral surveyor and there is no State or federal law or regulation requiring such surveying.  Survey plats for all patented mining claims are open to public inspection at the Bureau of Land Management.

There are over 80 known documented mineral occurrences on the Golden Summit Property. Significant areas are discussed in greater detail in the Exploration section of this Form 20F. The Company is unaware of any environmental liabilities associated with the Property.

Table 1. List of Claims comprising the Golden Summit Project

No.	Claim Name	Section	Township	Range	ADL #	Recording Dist	Owner
1	Greenback 1	35	3N	1E	359771	Fairbanks	Earl Beistline
2	Greenback 2	35	3N	1E	359772	Fairbanks	Earl Beistline
3	Greenback 3	26	3N	1E	361184	Fairbanks	Earl Beistline
4	Greenback 4	25	3N	1E	505192	Fairbanks	Earl Beistline
5	Newsboy	26	3N	1E	333135	Fairbanks	Earl Beistline
6	Newsboy Extension	25	3N	1E	333136	Fairbanks	Earl Beistline
7	What's Next #1	24	3N	2E	501821	Fairbanks	Freegold - Fairbanks
8	What's Next #2	24	3N	2E	501822	Fairbanks	Freegold - Fairbanks
9	What's Next #3	24	3N	2E	501823	Fairbanks	Freegold - Fairbanks
10	What's Next #4	24	3N	2E	501824	Fairbanks	Freegold - Fairbanks
11	What's Next #5	22	3N	2E	502196	Fairbanks	Freegold - Fairbanks
12	What's Next #6	22	3N	2E	502197	Fairbanks	Freegold - Fairbanks
13	What's Next #7	22	3N	2E	502198	Fairbanks	Freegold - Fairbanks
14	What's Next #8	22	3N	2E	502199	Fairbanks	Freegold - Fairbanks
15	Crane #1	24	3N	2E	502551	Fairbanks	Freegold - Fairbanks
16	Crane #2	24	3N	2E	502552	Fairbanks	Freegold - Fairbanks
17	Crane #3	24	3N	2E	502553	Fairbanks	Freegold - Fairbanks
18	Crane #4	24	3N	2E	501930	Fairbanks	Freegold - Fairbanks
19	Anticline #1	24	3N	2E	501825	Fairbanks	Freegold - Fairbanks
20	Anticline #2	24	3N	2E	501836	Fairbanks	Freegold - Fairbanks
21	Ruby 3A Fraction	25	3N	1E	515911	Fairbanks	Freegold - Fairbanks
22	Ruby 4A Fraction	25	3N	1E	515912	Fairbanks	Freegold - Fairbanks
23	Ruby 5 Fraction	25	3N	1E	515913	Fairbanks	Freegold - Fairbanks
24	Ruby 6 Fraction	25	3N	1E	515914	Fairbanks	Freegold – Fairbanks
25	Ruby 7 Fraction	25	3N	1E	515915	Fairbanks	Freegold - Fairbanks
26	Ruby 8 Fraction	30	3N	2E	515916	Fairbanks	Freegold - Fairbanks
27	Ruby 9 Fraction	30	3N	2E	515917	Fairbanks	Freegold - Fairbanks
28	Ruby 10 Fraction	30	3N	2E	515918	Fairbanks	Freegold - Fairbanks
29	Ruby 11 Fraction	30	3N	2E	515919	Fairbanks	Freegold - Fairbanks
30	Ruby 12 Fraction	29	3N	2E	515920	Fairbanks	Freegold - Fairbanks
31	Ruby 13 Fraction	29	3N	2E	515921	Fairbanks	Freegold - Fairbanks
32	Ruby 14 Fraction	29	3N	2E	515922	Fairbanks	Freegold - Fairbanks
33	Ruby 15 Fraction	29	3N	2E	515923	Fairbanks	Freegold - Fairbanks
34	Ruby 16 Fraction	28	3N	2E	515924	Fairbanks	Freegold - Fairbanks
35	Ruby 17 Fraction	28	3N	2E	515925	Fairbanks	Freegold - Fairbanks
36	Ruby 18 Fraction	28	3N	2E	515926	Fairbanks	Freegold - Fairbanks
37	Ruby 19 Fraction	28	3N	2E	515927	Fairbanks	Freegold - Fairbanks
38	FRG # 1	31	3N	2E	558129	Fairbanks	Freegold Recovery
39	FRG # 2	31	3N	2E	558130	Fairbanks	Freegold Recovery
40	FRG # 3	31	3N	2E	558131	Fairbanks	Freegold Recovery
41	FRG # 4	31	3N	2E	558132	Fairbanks	Freegold Recovery
42	FRG # 5	32	3N	2E	575592	Fairbanks	Freegold Recovery
43	FRG # 6	32	3N	2E	575593	Fairbanks	Freegold Recovery
44	Erik 1	18	3N	2E	574226	Fairbanks	Freegold Recovery
45	Erik 2	18	3N	2E	574227	Fairbanks	Freegold Recovery

46	Erik 3	18	3N	2E	574228	Fairbanks	Freegold Recovery
47	Kelly 1	27	3N	2E	574122	Fairbanks	Freegold Recovery
48	Kelly 2	27	3N	2E	574123	Fairbanks	Freegold Recovery
49	Kelly 3	27	3N	2E	574124	Fairbanks	Freegold Recovery
50	Kelly 4	27	3N	2E	574125	Fairbanks	Freegold Recovery
51	Kelly 5	27	3N	2E	574126	Fairbanks	Freegold Recovery
52	Kelly 6	27	3N	2E	574127	Fairbanks	Freegold Recovery
53	Starbuck 1	16	3N	3E	574128	Fairbanks	Freegold Recovery
54	Starbuck 2	16	3N	3E	574129	Fairbanks	Freegold Recovery
55	Starbuck 3	16	3N	3E	574130	Fairbanks	Freegold Recovery
56	Starbuck 4	16	3N	3E	574131	Fairbanks	Freegold Recovery
57	Butterfly 1	33	3N	3E	575583	Fairbanks	Freegold Recovery
58	Butterfly 2	33	3N	3E	575584	Fairbanks	Freegold Recovery
59	Butterfly 3	33, 34	3N	3E	575585	Fairbanks	Freegold Recovery
60	Butterfly 4	3, 4	2N	3E	575586	Fairbanks	Freegold Recovery
61	Butterfly 5	3	2N	3E	575587	Fairbanks	Freegold Recovery
62	Butterfly 6	34	3N	3E	575588	Fairbanks	Freegold Recovery
63	Butterfly 7	34	3N	3E	575589	Fairbanks	Freegold Recovery
64	Butterfly 8	33	3N	3E	575590	Fairbanks	Freegold Recovery
65	Eldorado #1	27	3N	1E	575591	Fairbanks	Freegold Recovery
66	Blueberry	21	3N	2E	308497	Fairbanks	Keystone Mines
67	Robin 1	28	3N	2E	308498	Fairbanks	Keystone Mines
68	Robin 2	29	3N	2E	308499	Fairbanks	Keystone Mines
69	Robin 3	29	3N	2E	308500	Fairbanks	Keystone Mines
70	Robin 4	29	3N	2E	308501	Fairbanks	Keystone Mines
71	Robin 5	29	3N	2E	308502	Fairbanks	Keystone Mines
72	Robin 6	30	3N	2E	308503	Fairbanks	Keystone Mines
73	Ing Fraction	22	3N	2E	315014	Fairbanks	Keystone Mines
74	Gene Fraction	22	3N	2E	315015	Fairbanks	Keystone Mines
75	Beta Fraction	22	3N	2E	315016	Fairbanks	Keystone Mines
76	Alpha Fraction	21,22	3N	2E	315017	Fairbanks	Keystone Mines
77	Arnold Fraction	22	3N	2E	315018	Fairbanks	Keystone Mines
78	Alabama	30	3N	2E	F45603	Fairbanks	Keystone Mines
79	Disc. on Bedrock Cr.	24,25	3N	1E	F45604	Fairbanks	Keystone Mines
80	July #1	30	3N	2E	F45605	Fairbanks	Keystone Mines
81	July #2	30	3N	2E	F45606	Fairbanks	Keystone Mines
82	July #3	30	3N	2E	F45607	Fairbanks	Keystone Mines
83	July Frac. #4	30	3N	2E	F45608	Fairbanks	Keystone Mines
84	Liberty Lode #1	30	3N	2E	F45609	Fairbanks	Keystone Mines
85	Liberty Lode #2	30	3N	2E	F45610	Fairbanks	Keystone Mines
86	Liberty Lode #3	30	3N	2E	F45611	Fairbanks	Keystone Mines
87	Millsite Fraction	30	3N	2E	F45612	Fairbanks	Keystone Mines
88	New York Mineral	24,25	3N	1E	F45613	Fairbanks	Keystone Mines
89	No Name	30	3N	2E	F45614	Fairbanks	Keystone Mines
90	#1 Ab. Disc. on Bedrock	30	3N	2E	F45615	Fairbanks	Keystone Mines
91	Snow Drift	19	3N	2E	F45616	Fairbanks	Keystone Mines
92	Texas	19	3N	2E	F45617	Fairbanks	Keystone Mines
93	Wyoming Quartz	30	3N	2E	F45618	Fairbanks	Keystone Mines

94	Wyoming Frac.	25	3N	1E	F45619	Fairbanks	Keystone Mines
95	Button Weezer	27,28	3N	2E	F45620	Fairbanks	Keystone Mines
96	Caribou Frac.	21,28	3N	2E	F45621	Fairbanks	Keystone Mines
97	Caribou #1	21,22	3N	2E	F45622	Fairbanks	Keystone Mines
98	Caribou #2	21,22	3N	2E	F45623	Fairbanks	Keystone Mines
99	Fern	28	3N	2E	F45624	Fairbanks	Keystone Mines
100	Free Gold	21	3N	2E	F45625	Fairbanks	Keystone Mines
101	Henry Ford #1	28	3N	2E	F45626	Fairbanks	Keystone Mines
102	Henry Ford #2	21	3N	2E	F45627	Fairbanks	Keystone Mines
103	Henry Ford #3	28	3N	2E	F45628	Fairbanks	Keystone Mines
104	Henry Ford #4	28	3N	2E	F45629	Fairbanks	Keystone Mines
105	Laughing Water	21	3N	2E	F45630	Fairbanks	Keystone Mines
106	Little Jim	28	3N	2E	F45631	Fairbanks	Keystone Mines
107	Minnie Ha Ha	21	3N	2E	F45632	Fairbanks	Keystone Mines
108	Pennsylvania	21	3N	2E	F45633	Fairbanks	Keystone Mines
109	Ruth Frac.	21	3N	2E	F45634	Fairbanks	Keystone Mines
110	Speculator	28	3N	2E	F45635	Fairbanks	Keystone Mines
111	Wolf Lode	20,21	3N	2E	F45636	Fairbanks	Keystone Mines
112	Bonus	22	3N	2E	F45637	Fairbanks	Keystone Mines
113	Don	15,22	3N	2E	F45638	Fairbanks	Keystone Mines
114	Durando	22	3N	2E	F45639	Fairbanks	Keystone Mines
115	Edythe	15,22	3N	2E	F45640	Fairbanks	Keystone Mines
116	Flying Joe	22	3N	2E	F45641	Fairbanks	Keystone Mines
117	Gold Point	22	3N	2E	F45642	Fairbanks	Keystone Mines
118	Helen S.	23	3N	2E	F45643	Fairbanks	Keystone Mines
119	Hi Yu	23	3N	2E	F45644	Fairbanks	Keystone Mines
120	Hi Yu Millsite	23	3N	2E	F45645	Fairbanks	Keystone Mines
121	Homestake	23	3N	2E	F45646	Fairbanks	Keystone Mines
122	Inez	22	3N	2E	F45647	Fairbanks	Keystone Mines
123	Insurgent #1	23	3N	2E	F45648	Fairbanks	Keystone Mines
124	Insurgent #2	23	3N	2E	F45649	Fairbanks	Keystone Mines
125	Julia	15,22	3N	2E	F45650	Fairbanks	Keystone Mines
126	Jumbo	22	3N	2E	F45651	Fairbanks	Keystone Mines
127	Laura	22	3N	2E	F45652	Fairbanks	Keystone Mines
128	Lillian	23	3N	2E	F45653	Fairbanks	Keystone Mines
129	Long Shin	23	3N	2E	F45654	Fairbanks	Keystone Mines
130	Mame	14,15	3N	2E	F45655	Fairbanks	Keystone Mines
131	Mayflower	22,27	3N	2E	F45656	Fairbanks	Keystone Mines
132	Mohawk	22	3N	2E	F45657	Fairbanks	Keystone Mines
133	#1 Moose Gulch	23	3N	2E	F45658	Fairbanks	Keystone Mines
134	#2 Moose Gulch	23	3N	2E	F45659	Fairbanks	Keystone Mines
135	N.R.A.	15	3N	2E	F45660	Fairbanks	Keystone Mines
136	Nars	22,23	3N	2E	F45661	Fairbanks	Keystone Mines
137	O'Farrel Frac.	23	3N	2E	F45662	Fairbanks	Keystone Mines
138	Ohio	22	3N	2E	F45663	Fairbanks	Keystone Mines
139	Rand	23	3N	2E	F45664	Fairbanks	Keystone Mines
140	Red Top	22	3N	2E	F45665	Fairbanks	Keystone Mines
141	Rob	23	3N	2E	F45666	Fairbanks	Keystone Mines
142	Royalty	15	3N	2E	F45667	Fairbanks	Keystone Mines

143	Santa Clara Frac.	23	3N	2E	F45668	Fairbanks	Keystone Mines
144	Summit	22,23	3N	2E	F45669	Fairbanks	Keystone Mines
145	Sunnyside	22	3N	2E	F45670	Fairbanks	Keystone Mines
146	Teddy R.	23	3N	2E	F45671	Fairbanks	Keystone Mines
147	Yankee Doodle	23	3N	2E	F45672	Fairbanks	Keystone Mines
148	Insurgent #3	14,23	3N	2E	F45673	Fairbanks	Keystone Mines
149	Roy	23	3N	2E	F45674	Fairbanks	Keystone Mines
150	Freegold	19	3N	2E	MS821	Fairbanks	Keystone Mines
151	Colorado	19,30	3N	2E	MS1639	Fairbanks	Keystone Mines
152	California	19,30	3N	2E	MS1639	Fairbanks	Keystone Mines
153	Pauper's Dream	30	3N	2E	MS1639	Fairbanks	Keystone Mines
154	Idaho	30	3N	2E	MS1639	Fairbanks	Keystone Mines
155	Keystone	20,21	3N	2E	MS1607	Fairbanks	Keystone Mines
156	Kawalita	20,21	3N	2E	MS1607	Fairbanks	Keystone Mines
157	Fairbanks	21	3N	2E	MS1607	Fairbanks	Keystone Mines
158	Hope	21	3N	2E	MS1607	Fairbanks	Keystone Mines
159	Willie	21	3N	2E	MS2198	Fairbanks	Keystone Mines
160	Marigold	21,28	3N	2E	MS2198	Fairbanks	Keystone Mines
161	Pioneer	21	3N	2E	MS2198	Fairbanks	Keystone Mines
162	Henry Ford	21,28	3N	2E	MS2198	Fairbanks	Keystone Mines
163	Henry Clay	21	3N	2E	MS2198	Fairbanks	Keystone Mines
164	Willow Creek #1	25,26	T3N	R1E	24963	Fairbanks	Hart, Haskins
165	Willow Creek #2	25	T3N	R1E	24964	Fairbanks	Hart, Haskins
166	Willow Creek #3	25	T3N	R1E	24965	Fairbanks	Hart, Haskins
167	Willow Ck. #1 Placer	25	T3N	R1E	24966	Fairbanks	Hart, Haskins
168	VDH-AMS #1	25	T3N	R1E	344681	Fairbanks	Hart, Haskins, St. AK
169	VDH-AMS #2	25	T3N	R1E	344682	Fairbanks	Hart, Haskins, St. AK
170	VDH-AMS #3	25	T3N	R1E	344683	Fairbanks	Hart, Haskins, St. AK

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The paved Steese Highway transects the Golden Summit property and is connected to state and privately maintained gravel roads allowing easy access to most areas of the property on a year-round basis.

Climate and Physiography

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

Local Resources and Infrastructure

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

Freegold currently holds two valid Hardrock Exploration Permits on the project.  Additional permits for future work will be acquired from the US Bureau of Land Management and Alaska Department of Natural Resources on an as-needed basis

History and Previous Work

Placer or lode gold mining has occurred almost continuously in the Golden Summit project area since gold was discovered in the district in 1902.  Over 9.5 million ounces of placer gold have been recovered from the Fairbanks Mining District, of which 6.75 million ounces have been recovered from streams that drain the Golden Summit project (Freeman, 1992e).  In addition, over 506,000 ounces of lode gold were recovered from past producing mines on the Golden Summit project (Freeman and others, 1996).  More than 80 lode gold occurrences have been documented in the project area.  Recent exploration discoveries in the Tintina Gold Belt have underscored the potential for bulk tonnage and high-grade deposits, both of which are known to exist in the Golden Summit project area (McCoy and others, 1997; Flanigan and others, 2000).

Freegold acquired an interest in the Golden Summit project in mid-1991 and since then has conducted extensive mapping, soil sampling, trenching, rock sampling, core and reverse circulation drilling and geophysical surveys on the project (Freeman, 1991; Galey and others, 1993; Freeman and others, 1996; Freeman and others, 1998, Freeman, 2004; Freeman, 2005). Over 19,600 feet of trenching have been completed along with 78,177 feet of core and reverse circulation drilling in 188 holes. A total of 7,729 soil samples have been collected.  A total of 8,189 man-days of work have been completed during 12 separate work programs.  Total expenditures from 1991 through 2005 amount to US$7.4 million.

Geological Setting

Regional Geology

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

Property Geology

Rocks on the Golden Summit project are folded about earlier northwest and northeast trending isoclinal recumbent fold axes followed by an open folded N60-80E trending system (Hall, 1985). Upper plate rocks of the Chatanika terrane have been affected by more intense northwest and northeast trending isoclinal and recumbent folding followed by folding along the same N60-80E trending axis which affected lower plate rocks.  Lithologic packages in both the upper and lower plates are cut by steeply dipping, high angle northwest and northeast trending shear zones, some of which are mineralized. Airborne magnetic data in this part of the Fairbanks District indicate the presence of district scale east-west and northeast trending structures which appear to post-date N60-80E folding (DGGS, 1995).  Gold mineralization on the Golden Summit project post-dates regional and district scale folding and is contemporaneous with or slightly younger than district-scale northeast trending structures and plutonic activity.

Exploration

Cleary Hill Area:

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

While there has been limited trenching on the surface dating to 1969, there was no surface drilling done at Cleary Hill until Freegold conducted a reverse-circulation drilling program in late 1996 (Freeman and others, 1996).  This drilling returned encouraging results from the down-dip extension of the Rhodes – Hall ore chute.  Drilling indicated that at least two vein systems contained +0.5 opt gold over narrow widths below the old underground workings (Table 2).  Minimal drilling was accomplished in the footwall of the high-grade veins.

Positive results from the initial drilling lead to limited core drilling at Cleary Hill in 1997 and 1998 (Freeman and others, 1998; Table 2).  Several of these core holes intercepted broad (>100 foot) intervals of low grade gold mineralization averaging >0.02 opt in the footwall of the high-grade veins.  Neither old mine records nor previous drilling had indicated the presence of this type of mineralization at Cleary Hill, perhaps because it was sub-ore grade (<1.0 opt) when the mine was in production.  This new information suggested that the Cleary Hill mine had potential as a bulk tonnage target with zones of lower-grade mineralization cut by multiple high-grade veins that extend to depths well in excess of previous underground mining.

Table 2: Significant assays from the 1996-1998 Cleary Hill drilling

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

Subsequent soil auger sampling over the Cleary Hill area defined an extremely high-grade gold and gold pathfinder anomaly extending the length of the grid.  Values as high as 2,750 ppb gold were detected in soils.  Shadow imagery of soil data confirmed the presence of the N60E trending Dolphin shear zone cutting through the Cleary Hill area. This district-scale feature hosts the Dolphin instrusive which crops out approximately 1,500 feet southwest of the Cleary Hill mine area.  The N70W trending Cleary Hill vein is one of several veins along what is locally known as the Anna – Mary shear and suggests the widespread mineralization at Cleary Hill may be controlled by the intersection of the Dolphin and Anna Mary shear zones within favorable host rocks of the mixed lower-upper plate unit.

Following completion of the 1998 drilling, a previously unknown underground drift map was made available to Freegold by a local prospector (Freeman, 2001).  This drift dated to 1939 and extended for over 560 feet south from the hanging wall of the Cleary Hill vein.  The drift map indicated the presence of over 15 high-grade gold-bearing veins in an area of the property where no previous exploration drilling had been conducted.  Because both high-grade vein-hosted mineralization and low grade disseminated mineralization had been intersected in the Cleary Hill area it was recommended that one or more north-dipping angle holes be drilled through the area to determine if one or both styles of mineralization were present in areas previously untested by drilling.

In mid-2000, Freegold completed a single angle hole to test the above possibilities.  Diamond core hole CHD00-1 was collared south of the Wyoming vein (southern-most vein in the area) and was directed due north at –50 degrees inclination (Freeman, 2001).The hole was terminated at a depth of 1,000 feet.  The drill core was photographed, quick-logged and obviously mineralized and/or altered intervals were split and assayed (Table 3).

Table 3: Geochemical summary, Core hole CHD00-1

From Feet	To Feet	Thickness feet	Average gold grade (gpt)	Average gold grade (opt)
116	125	9	3.74	0.109
218	282	64	4.90	0.143
Inc. 218	225	7	13.72	0.400
And 225	265	40	5.07	0.148
343	348	5	1.96	0.057
405	410	5	1.81	0.053
520	522	2	86.12	2.513
699.5	705	5.5	1.22	0.035
876.3	878.6	2.3	1.64	0.047
896.4	897.4	1	2.23	0.065
946.4	949.5	3.1	2.25	0.065

Based on data derived from the 1939 drift map, the interval from 218 to 282 feet correlates with a previously unknown shear known now known as the Currey zone (Freeman, 2001).  The Currey zone was intercepted from the footwall in the 1939 drift but was not mined. Given the highly fractured and brecciated nature of the Currey zone in hole CHD00-1 and the fact that the 1939 drift was within the oxide zone in this area, it is possible that the 1939 drift was terminated due to bad ground conditions in the Currey zone.

The strike and dip extents of the Currey zone are unknown at present.  The closest drilling to the east of the discovery hole is over 3,000 feet away in the Tamarack drill area (Freeman and others, 1998). There are no drill holes of any kind to the west of the discovery hole although the most likely candidates for an on-strike extension of the Currey zone are the Dolphin intrusive or Tolovana shear zone, both of which are at least 1,500 feet away. Soil auger sampling conducted in 1995 through 1998 covers only a portion of the strike extent of the Currey zone (Freeman and others, 1996; Freeman and others, 1998).  Additional soil sampling can not be conducted to the west due to the extremely disturbed nature of the area as a result of placer gold mining in Bedrock Creek and widespread stripping and trenching conducted on the Tolovana vein in the mid-1980’s. The three prominent gold in soil highs that are present north of the collar of CHD00-1 are aligned approximately N80E and occur approximately 220 feet north of the collar of hole CHD00-1.  They may be a manifestation of the Currey zone at surface but only trenching and drilling will determine if this statement is accurate.

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

In August and September 2002, Freegold completed approximately 1,219 feet of backhoe trenching in 6 trenches in the Cleary Hill mine area.  A total of 292 chip channel and grab samples were collected.  Trenches 1, 2 and 3 were sited on conductive zones outlined by ground geophysics.  Trenches 4, 5 and 6 were sited above prior drilling, the 1939 drift maps and resistivity highs identified by 2002 ground geophysics.

Table 4: Significant 2002 Trench assays from Currey zone.

Trench	From (feet)	To (feet)	Interval (feet)	Au (g/t)	Au (opt)
CU0201	5	15	10	1.32	0.039
CU0203	110	120	10	5.71	0.166
CU0203	275	300	25	1.63	0.047
CU0203	350	355	5	8.37	0.244
CU0204	160	170	10	4.29	0.125
CU0205	70	105	35	104	0.030
CU0205	210	215	5	6.63	0.193
CU0205	240	245	5	11.55	0.337
CU0205	270	275	5	2.14	0.062
CU0206	120	130	10	1.38	0.040
CU0206	157	186	29	1.16	0.034
CU0201	N/A	N/A	Grab	3.20	0.093
CU0201	N/A	N/A	Grab	2,68	0.078
CU0201	N/A	N/A	Grab	9.26	0.270
CU0201	N/A	N/A	Grab	3.59	0.105
CU0202	N/A	N/A	Grab	1.24	0.036
CU0203	N/A	N/A	Grab	1.22	0.035
CU0203	N/A	N/A	Grab	4.62	0.135
CU0203	N/A	N/A	Grab	428.47	12.497
CU0203	N/A	N/A	Grab	109.13	3.183
CU0203	N/A	N/A	Grab	99.26	2.895
CU0203	N/A	N/A	Grab	45.77	1.335
CU0203	N/A	N/A	Grab	8.81	0.257
CU0203	N/A	N/A	Grab	13.75	0.401
CU0203	N/A	N/A	Grab	4.62	0.135
CU0203	N/A	N/A	Grab	4.36	0.127
CU0203	N/A	N/A	Grab	190.42	5.554
CU0205	N/A	N/A	Grab	1.70	0.050
CU0205	N/A	N/A	Grab	31.65	0.923
CU0205	N/A	N/A	Grab	211.44	6.167
CU0206	N/A	N/A	Grab	4.88	0.142

Prior to reclamation activities, the northern end of trench 3 (farthest east trench) was extended to determine the extent of sporadic gold mineralization near its northern end.  This extension exposed additional mineralization including an 18 inch thick quartz vein which contained coarse visible gold with grab sample assays grading 428.5, 211.4, and 109.1 g/t.  Gold is hosted in leaf form at the core of a banded gray and white polyphase quartz vein suggesting multiple phases of quartz injection along the controlling structure.  Metallic screen analysis indicated that standard –150 mesh fire assay results are nearly identical to weighted average metallic screen assay results suggesting nugget effect is not present to any significant degree.  A plot of the location of this high grade vein suggests it could be the eastern extension of the Wackwitz vein which was exposed approximately 400 feet to the west in trench 5 where the shear hosting the vein returned 5 feet grading 11.5 gpt (0.337 opt). Mineralization associated with this new vein discovery is open in all directions.

In late 2005 Freegold completed 1,270 feet of backhoe trenching in 6 trenches covering a 1,000 foot wide area south of the Cleary Hill Mine. Two district scale shear zones (Dolphin and Anna Mary) intersect in this area (Freeman and others, 1998) and many small-scale historical underground gold mines are hosted along their lengths. The purpose of this program was to extend to the east vein and shear-hosted gold mineralization discovered in 2002 trenching and to test for potentially surface mineable stockwork mineralization at the intersection of the Anna Mary and Dolphin shear zone.  Trench WZ-05-01 tested the mineralization within the 550 foot area between 2002 trenches CU02-4/5/6 and CU02-3, while the remaining five trenches, WK-05-02 to WK-05-06, were placed to test the eastern strike extent of the zone, and to further test the continuity of high grade veins encountered in the 2002 trenching. Sampling was conducted on all trenches using 5 foot floor channel samples with selected grab samples from obviously altered or mineralized zones. A total of 82 samples (60 channel, 21 grab) were resubmitted for metallic screen analyses to determine the extent of nugget effect.

Two new 6 to 18 inch gold-bearing veins were encountered in trench WZ-05-01 (Table 5). The northernmost of the two veins graded 28.6 gpt over 5 feet, with three grab samples from the vein grading 139.0, 22.1, and 12.0 gpt. A second vein was encountered 190 feet to the south, and graded 35.3 gpt over 5 feet with one grab sample grading 63.7 gpt. It is unclear at this time how these veins relate to other high-grade veins encountered in the two 2002 trenches to the east and west. Numerous other smaller quartz veins (less than 2 inches) and sheeted quartz veinlets (less than 1 inch) were encountered within the trenches and their continuity and over-all significance are unknown at present.

Table 5: Significant intervals from the 2005 trenching program at Cleary Hill

Trench	Sample Type	From (ft)	To (ft)	Interval (ft)	Gold Grade (gpt)	Gold Grade (opt)
WZ0501	Trench	15	60	45	0.87	0.025
including	Trench	15	30	15	1.29	0.038
WZ0501	Grab	17			1.18	0.034
WZ0501	Grab	31			1.04	0.03
WZ0501	Trench	130	135	5	35.3	1.03
WZ0501	Grab	131			63.7	1.858
WZ0501	Trench	175	185	10	1.74	0.051
WZ0501	Trench	320	325	5	28.6	0.834
WZ0501	Grab	325			12	0.35
WZ0501	Grab	325			139	4.054
WZ0501	Trench	325	330	5	2.1	0.061
WZ0501	Grab	326			22.1	0.654
WZ0502	Trench	30	50	20	2.03	0.059
WZ0502	Trench	95	105	10	2.89	0.084
WZ0502	Trench	345	350	5	1.46	0.043
WZ0502	Grab	349			9.83	0.287
WZ0502B	Trench	0	52.5	52.5	7.16	0.187
WZ0502B	Grab	0			1.17	0.034
WZ0502B	Grab	39.4			16.35	0.477
WZ0502B	Grab	49.2			8.19	0.239
WZ0502C	Trench	0	6.6	6.6	5.78	0.169
WZ0503	Trench	0	5	5	2.88	0.084
WZ0503	Grab	6			5.6	0.163
WZ0503	Grab	6			3.14	0.092
WZ0503	Grab	8			1.27	0.037
WZ0503	Grab	8			25.9	0.755
WZ0503	Grab	64			5.09	0.148
WZ0503	Trench	70	80	10	2.5	0.073
WZ0504	Trench	0	10	10	1.03	0.03
WZ0504	Trench	20	30	10	2.8	0.064
WZ0506	Trench	50	80	30	1	0.029

One vein that has been correlated between the trenches is the Wackwitz vein, which is identified by its unique, well-banded, white and grey quartz texture, with native gold occurring as disseminated grains and as thin filigree seams along the contacts between the white and grey quartz. This vein was encountered in trench WZ-05-02. The current trenching extended the known strike length of the Wackwitz vein to 730 feet, where the shear zone hosting the vein returned 10 feet grading 2.89 gpt. One- millimeter flakes of native gold were observed in the vein at this location.

Two additional short small trenches, WZ-05-2B and WZ-05-2C, with a combined length of 59 feet, were placed perpendicular to WZ-05-2 in order to expose the Wackwitz vein along its strike. The average assay over this 59-foot interval was 6.4 gpt, with four grab samples of the vein returning grades ranging from 0.38 to 16.35 gpt. The vein is between 5 and 10 inches thick in this area, strikes east-west, and dips 40-60 degrees south. It is unclear at this time whether intercepts of veining at the southern end of trench WZ-05-03 (5 feet grading 2.88 gpt with a grab sample of vein grading 25.9 gpt) and in trench WZ-05-04 (10 feet grading 2.80 gpt) are the fault- displaced extensions of the Wackwitz vein.

The vein swarm mineralization outlined by recent trenching and drilling at the Cleary Hill mine is open to expansion at depth and for at least 300 meters in both strike directions.  Structures have shown good continuity of mineralization down dip.  While structural continuity is apparent, continuity of grade is less obvious and may be controlled by lithologic features, low angle structures and/or by higher grade “shoots” which rake 45 degrees northwest along the plane of the vein or shear.  Similar shoot geometries have been documented in the Cleary Hill mine underground workings (Freeman, 1992).  Additional trenching and drilling along strike will be required to determine the periodicity and size of these mineralized shoots.

Newsboy Mine: Similar to the Cleary Hill vein swarm, the Newsboy mine area is located along the Dolphin trend, a district scale northeast trending structure which passes through and may control mineralization at the Dolphin intrusive and in the Cleary Hill mine area.  The Newsboy mine was the fourth-largest historic lode gold producer in the Fairbanks district. It produced approximately 35,000 ounces of gold at an average grade of 1.0 opt prior to World War II and has not mined since that time.  All of the Newsboy’s previous production came from above the 350 foot level of the mine.  Two old unregistered maps are all that remains of the subsurface mine records from the Newsboy. Previous production was derived from a northeast striking, steeply north dipping vein with mining widths reaching up to 14 feet thick near the shaft on the 115 foot level.  Stockwork veins apparently were more common at Newsboy than discrete single quartz veins and gold mineralization was present in sulfide-bearing country rock which hosted the shear zones.  Post-mineral cross-faults clearly plagued previous mine operators and present a significant challenge to future exploration.

In 1995 a 1,113 foot core hole was drilled by Placer Dome for Freegold.  This hole intercepted 20 feet grading 0.066 opt gold (2.27 gpt) from 180 to 200 feet but the projected Newsboy shear at 622 to 683 feet was weakly mineralized (< 100 ppb Au).

In 1998 Freegold completed a diamond core hole (CKR9801) approximately 900 feet to the west of the Newsboy shaft (Freeman and others, 1998).  This hole was cited on a 400 ppb gold in soil anomaly and intercepted 10 feet grading 0.096 opt gold from 5 to 15 feet and 10 feet grading 0.064 opt gold from 80 to 90 feet.  The relationship between this mineralization and similar low-grade disseminated mineralization exposed at the collar of the now-caved Newsboy shaft is unknown.

Saddle Zone: American Eagle: The American Eagle mine is situated in the south-central portion of the Golden Summit project. Past production of approximately 60,000 ounces grading 1.6 opt gold came primarily from within 500 feet of the main shaft (shaft bottom at 270 feet) and primarily north of the shaft collar.  The American Eagle vein strikes N80W and dips steeply southwest. The northern extension of the American Eagle vein is known as the Kawalita vein and northern-most extent of the American Eagle vein is known as the Christina vein. Together the south-dipping American Eagle – Kawalita – Christina vein system extends for over 6,000 feet along strike.  Alaska Gold’s predecessor company, Fairbanks Exploration, mined the property from 1938 to 1942 and maintained it in standby mode from 1942 to 1952.  Although Placid Oil drilled a number of holes in the American Eagle area in the period 1978-1994, they suffer the same problems as all other Placid drill holes – poor recovery in the shears and veins.

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

Tolovana Zone:

In addition to the drilling conducted in the Cleary Hill Mine area, 1,790 feet of backhoe trenching was completed at the Tolovana prospect in August 2004. Trenches were mapped and samples were collected on 5-foot centers and returned significant gold values hosted in both schist and intrusive rocks (Table 6). Grab samples were collected to identify, more specifically, the mode of gold occurrences. The majority of gold values occurred in primarily in discrete quartz veins, with values ranging from 15 ppb gold to a seven inch quartz vein which graded 95.8 gpt gold. Gold mineralization in channel samples occurs in shear zones and discrete quartz veins hosted in lower plate rocks of the Fairbanks Schist, upper plate rocks of the Chatanika terrane and mid-Cretaceous intrusive rocks of the Dolphin stock which is located on the former Tolovana mine, a small historic producer from which 5,000 ounces of gold were produced.

Table 6: Significant trench assay results, Tolovana prospect, 2004.

Trench	From (ft)	To (ft)	Interval (ft)	Au (gpt)	Au (opt)
7E	0	155	155	0.572	0.017
7E	85	115	30	1.624	0.047
Cut 5	0	5	5	7.73	0.225
East	250	310	60	1.066	0.031
Zeba	0	130	130	1.377	0.04
Zeba	15	30	15	4.185	0.122
Zeba	75	80	5	7.8	0.228

Trenching results were followed up with a 7 hole, 3,584 foot diamond drill program in October 2004. This Phase 1 drill program covered targets along a 550-meter strike length of the Tolovana prospect. Three of the holes were designed to target a series of vein and breccia-hosted gold targets exposed in trenches excavated and sampled in August.  In addition, two additional holes were designed to evaluate previously encountered reverse circulation drilling results from intrusive rocks of the Dolphin stock which returned 50.7 grams per tonne gold over 10 feet (Freeman and others, 1996) and to target the previously undrilled and untrenched western extension of the Tolovana vein where no recent work has been conducted but where high grade gold-bearing veins were mined from the Parenteau adit in the early 1930's (Freeman, 1992).

The 2004 drill results from Tolovana suggest that high grade mineralization hosted in metamorphic rocks is concentrated on the eastern side of the veins system (Holes 1 and 2 in Table 7) while mineralization on the central and western portions of the prospect are closely associated with or hosted by mid-Cretaceous granodiorite of the Dolphin stock. Mineralization at Dolphin remains open to the southwest and at depth. Mineralization along the Tolovana vein system remains open at depth and along strike, particularly to the east where the intersection of the Tolovana and Cleary Hill veins should occur. This intersection zone has never been explored in modern times and was not exposed by historic surface or underground workings.

Table 7: Significant results from the 2004 drill program at Tolovana

Drill Hole	From_ft	To_ft	Interval_ft	Au_g/t	RockUnit
TLD0401	236	251	15	2.94	Micaceous Qtzt
TLD0401	281	286	5	2.91	Hornfels, Qtz vein
TLD0401	301	306	5	19.15	Hornfels
TLD0401	319.5	330	10.5	2.71	Hornfels
TLD0401	472.5	473.5	1	17.85	Qtz vein, Sericite Qtzt
TLD0402	198	199	1	7.58	Sericite Qtzt
TLD0402	201	204	3	2.90	Sericite Qtzt, Qtz vein
TLD0402	215	216	1	4.32	Micaceous Qtzt

TLD0402	293.5	303	9.5	1.40	Breccia
TLD0402	331	336	5	2.16	Micaceous Qtzt
TLD0402	367.5	381	13.5	1.78	Hornfels
TLD0402	411	415.5	4.5	10.62	Qtz vein
TLD0402	475	479	4	3.73	Sericite Qtzt
TLD0403	264	281	17	2.93	Qtz vein, Breccia
TLD0404	351	391	40	3.03	Granodiorite, Tonalite
TLD0404	426	485.5	59.5	1.66	Granodiorite, Breccia
TLD0404	541	543	2	3.38	Granodiorite, Breccia
TLD0405	429	431	2	2.08	Qtz vein, Chlorite schist
TLD0406	326	331	5	2.51	Granodiorite
TLD0407	221	225.5	4.5	2.05	Qtz vein, Breccia
TLD0407	414	415.5	1.5	2.24	Quartz-mica schist

Trenching and drilling results indicate an extensive hydrothermal system is present on the Tolovana prospect. Gold mineralization remains open along strike and to depth. Stockwork vein mineralization is known within the granodiorite intrusive, immediately south of the Tolovana Vein where previous drilling intersected high-grade gold values. However, the extent of this intrusive hosted stockwork mineralization is unknown and its relationship to shear and vein hosted high-grade gold mineralization in metamorphic rocks on the Tolovana prospect is uncertain.

The majority of the work on the Golden Summit property was carried out under the supervision of Curtis Freeman, of Avalon Development Inc. The geophysical survey was conducted by Peter E. Walcott & Associates Limited. The data obtained in conjunction with all the work performed is considered to be reliable.

Mineralization

Over 63,000 strike feet of mineralized shear zones have been identified within and immediately adjacent to the Golden Summit project (Freeman and others, 1996).  The majority of the mineralized shear zones on the eastern end of the project trend N60-80W and dip steeply to the southwest.  Shear zones on the western end of the project area predominantly trend N60-80E and dip steeply north.  Shear zones in the central portion of the project (centered on the Cleary Hill mine) trend closer to east-west and appear to mark a transition zone from primarily northwest trending, south dipping shears to the east to primarily northeast trending, north dipping shears to the west. In addition, exploration activities conducted by Freegold have identified previously unrecognized shear zones trending N30-50W and due north-south (Freeman and others, 1998).  These shear zones possess significantly different metal suites than N80W and N60E trending shears.  These shear zone geometries and their distribution may represent sympathetic structures generated by regional scale shear couples related to Tertiary (post 55 Ma) motion of the Tintina and Denali faults (Flanigan and others, 2000).

The major historic lode gold mines of the Golden Summit project derived their production primarily from northwest and northeast trending high angle, low sulfide, gold-polymetallic quartz veins and shear zones which transect what is now thought to be the mixed upper plate - lower plate rock package at Golden Summit (Pilkington, 1969; Metz, 1991; Freeman and others, 1996).  These shear zones are characterized by a metal suite containing free gold with tetrahedrite, jamesonite/boulangerite, arsenopyrite, stibnite and scheelite with minor base metals.  Fluid inclusion data suggest mineralization was associated with high CO2, low salinity fluids at temperatures average 350oC. Lead and sulfur isotope data, tellurium geochemistry and tourmaline compositions suggest a strong plutonic component to the Golden Summit shear hosted mineralization (McCoy and others, 1997).

Drilling

Drilling completed on the Golden Summit project includes 78,177 feet of core and reverse circulation drilling in 188 holes.  Drilling was conducted by third-party contractors in 1992, 1994-98, 2000, 2003 and 2004 and consisted of both diamond core and down-hole hammer reverse circulation drilling.  All drilling conducted during these programs was managed by Avalon Development and was conducted by local and national drilling contractors.  Reverse circulation samples consisted of one-eighth splits of each 5-foot interval while all core samples were sawed one-half splits of variable length depending on visible geological criteria.  Reclamation and hole plugging have been completed for all of the drilling done on the Golden Summit project between 1992 and 2003. Reclamation work remains at the Cleary Hill and Tolovana prospects however current permits allow these sites to remain open for additional exploration through the end of 2006.

A detailed description of the drill programs completed by Company in the Cleary Hill, Newsboy and Tolovana areas are detailed in the Exploration section of this Form 20F.

Sampling and Analysis

Rock, soil and drill sampling methods and procedures utilized in 1992 through 2004 followed then-currently established industry guidelines for this level of mineral exploration work.  All reverse circulation samples were quick-logged on-site by an experienced geologist and later detail logged using representative chip samples from each 5 foot interval.  All core samples were logged at Avalon’s secure warehouse facility, marked for assay, photographed and then sawed with one-half of the core sample retained for future use while the other half was sent to a commercial laboratory for analysis.  During the period 1992 to 2004 sample preparation was completed by ALS Chemex Labs and Bondar Clegg Ltd. at their facilities in Fairbanks, Alaska. During 2005, trench samples were prepared by Alaska Assay Labs, a Fairbanks facility that completed crushing and pulverizing to Avalon’s specifications.  During the period 1992 to 2005 sample analysis was completed by ALS Chemex Labs and Bondar Clegg Ltd. at their facilities in Vancouver, B.C. Duplicate samples were inserted on a one for ten basis beginning in 1996.  Blanks and standards were used in 1997-1998 while blanks were inserted on a 1 for 25 basis in 2000 and 2002 through 2005.  Commercially prepared standards were introduced on a 1 to 50 basis during 2004 and 2005. During all programs, Avalon Development collected, logged and retained the samples collected in the field until turned over to a commercial laboratory representative.  Selected sample pulps were reanalyzed by metallic screen methods to quantify nugget effect in high-grade samples or where visible gold was noted during sampling.

Since 1997 all rock and soil geochemical samples collected were described in the field and located using hand-held global positioning system (GPS) methods.  Data from each sample was then entered into a digital GIS-database for later interpretation. Channel samples collected on the project were collected along the trench floor or rib using a rock pick and chisel as required.  Channel sampling using a power saw was attempted but abandoned due to the heavy weathering and penetrative cleavage of metamorphic rocks on the project, both of which made such sampling difficult and potentially unreliable.

Security of Samples

All samples collected on the Golden Summit project were retained at Avalon’s secure warehouse facility in Fairbanks until picked up by representatives Alaska Assay, ALS Chemex or Bondar Clegg. Sample preparations procedures varied over time and between the three facilities however, analytical work consisted of gold by fire assay plus a variable multi-element suite analyzed by inductively coupled plasma emission spectroscopy (ICP) methods.  Prior to 2001 all ICP samples were prepared using two acid digestion procedures.  Sampling conducted in 2001 through 2005 used four acid digestion procedures. Sample pulps for all samples collected from 1996 to 2004 have been retained at Avalon Development’s Fairbanks warehouse facility. Sample pulps for 2005 have been retained by ALS Chemex in Vancouver.

Mineral Resource Estimates

There currently are no mineral resources on the Golden Summit project that comply with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000.

Exploration Current and Future

Drilling and trenching completed in 2000 and 2002 through 2005 indicates that both high-grade vein mineralization and shear-hosted gold mineralization are present on the property, either of which has potential for future resource development.

Based on preliminary field, laboratory and literature studies completed to date, the following recommendations for future work are warranted (Table 8):

Cleary Hill: Previous mining and more recent exploration work conducted by Freegold at Cleary Hill mine suggest the presence of a series of high grade veins with good down-dip potential.  No attempt has been made to estimate the cost or viability of underground exploration and development of one or more of the veins that have been exposed in trenching or intercepted in drilling. A preliminary scoping study by a qualified mining engineer is recommended for the Cleary Hill mine prior to conducting further surface exploration.  The study should evaluate anticipated permitting, underground development and metallurgical testing costs and should also determine the potential to extract a bulk sample from known surface exposures at Cleary Hill.  The estimated cost for this program is approximately $75,000.

Tolovana: Significant grade and thickness mineralization was intercepted in the 2004 trenching and drilling programs.  The intrusive portion of the drilling looks promising from the standpoint of strongly altered structures and constitutes a separate target from the shear zones and veins hosted in the metasediments.  The purpose of a Phase 2 drilling program will be to complete it in such as way as to intercept multiple intercepts along the most prospective north-south sections and to expand the drilling along strike to the east and west. This drilling should be conducted in the winter months to take advantage of easier permitting in the frozen ground where drill pads and roads are required.  A minimum 5,000 feet of diamond core drilling should be completed with an all-in cost of $300,000 ($60 per foot).  In addition, previously unassayed core intervals from Phase 1 2004 drilling should be split and sent for assay.  Estimated cost for this part of the program is $15,000.

Newsboy: All of the Newsboy’s previous production came from above the 350 foot level of the mine.  Two old unregistered maps are all that remains of the subsurface mine records from the Newsboy. Previous production of approximately 40,000 ounces of +1 opt material was mined from a northeast striking, steeply north dipping vein with mining widths reaching up to 14 feet thick near the shaft on the 115 foot level.  Stockwork veins apparently were more common at Newsboy than discrete single quartz veins and gold mineralization was present in sulfide-bearing country rock which hosted the shear zones.  Post-mineral cross-faults clearly plagued previous mine operators and present a significant challenge to future exploration.  Because of our limited knowledge of the structural setting at Newsboy, a three stage exploration program is recommended.  Initial work should include compilation of all surface and subsurface records for the Newsboy area. This GIS database will assist in targeting subsequent ground geophysics an drilling. The estimated cost of this work is $25,000. Once the GIS database is compiled, ground geophysics (NSAMT or CSAMT) capable of defining structural details to at least 1,000 feet below surface should be conducted.  Limited resistivity surveys over the Cleary Hill area suggest resistivity highs are associated with significant vein systems.  In addition, previously flown airborne geophysics could be used to help model major lithologic or structural locks in the Newsboy area.  Combined airborne geophysical re-interpretation and follow-up ground geophysics is budgeted at $30,000.  Once these data are evaluated, a six-hole, 6,000 foot diamond drill program is recommended to explore below the 350 level of the mine on three 2-hole fences. This program will be expedited by the fact that, unlike the Cleary Hill or Tolovana veins, the Newsboy vein dips to the north and topography drops off in the same direction thereby making it less expensive to test deeper levels of the vein system. Down-hole wedging also should be considered as a cost-effective alternative to drilling all six holes from surface.  Total estimated drilling phase cost is $360,000 ($60 per foot).

Hi Yu: The Hi Yu mine was the Fairbanks District’s #2 historic producer with production estimated at 110,000 ounces of gold grading 1.6 opt.  Gold was mined from 4 adits over a combined distance of at least 4,200 strike-feet along the N80W striking, steeply southwest dipping vein.  Approximately 500 feet of elevation separated the mine level (discovery) adit on the southeast end of the mine from the upper or No. 1 adit on the northwest end of the mine. Unlike most of the other veins in the area, historical records indicate gold values were found in the host rock around the quartz veins suggesting the potential for something other than zero-grade dilution in a resource calculation. In addition, Au:Ag ratios for samples from the Hi Yu are considerably lower than on the western end of the property, perhaps indicating higher levels of exposure at the current erosional level. Limited information is available from holes drilled by Placid Oil Company in the mid-1980’s and no attempt has been made to compile existing records on the property into a coherent GIS database.  Initial efforts for 2006 should be directed toward digitization of all existing surface and subsurface data and identification of high priority drill targets.  Compilation work is estimated at $35,000.  Once compilation and land acquisition is completed, ground geophysical surveys should be conducted to better target drilling (see geophysical discussion under Newsboy section above). A geophysical budget for the Hi Yu is estimated at $25,000.  Initial core drilling of approximately 10,000 feet should be directed toward mineralization located along strike and down-dip and/or down plunge from previously mined areas. Down-hole wedging also should be considered as a cost-effective alternative to drilling all holes from surface.   Total estimated cost of the program is approximately $600,000 ($60 per foot).

Deep Targets: Although Freegold’s drilling efforts in 2004 were directed at targets below those previously tested at Cleary Hill and Tolovana, none of Freegold’s drilling has tested any prospect below about 800 feet. Evidence from past mining suggest gold mineralization extends for over 1,00 feet of vertical relief between the surface outcrops of the Robinson prospect (elevation 2,150 feet) and the lowest elevation where mining was documented (Tolovana shaft, elevation 1,150 feet).  Gold-bearing veins at Fort Knox have now been intercepted over a vertical distance of at least 2,200 feet without apparent change to the high grade character of the structure but with significant changes to the texture of the mineralization.  On Golden Summit itself; virtually nothing is known about the deep high grade potential of the over 80 gold occurrences in the project area.  Given the propensity of mesothermal systems to extend to depths in excess of 5,000 feet, it is conceivable that one or more of the vein systems known to exist on the Golden Summit project may host to currently attractive gold resources at depths well in excess of 1,000 feet below the current erosion surface.  In the event that one or more of the above recommended drilling programs encounters significant results recommendations are that deep large diameter core holes be drilled at selected targets at Cleary Hill, Tolovana, Dolphin, Newsboy, American Eagle – Kawalita and Hi Yu. The purpose of these holes, all targeted to depths in excess of 3,000 feet using PQ-diameter core, would be to determine the dip extent of mineralization below known high-grade surface showings and to determine if the style of mineralization, the host rocks or associated metals or alteration change with depth and if so, do the deeper targets merit priority attention from Freegold.  Prior collaring these holes, high priority target areas should be subjected to close-spaced ground gravity surveys to help outline areas of lower density which often are related to buried intrusives and silicate alteration.  Once gravity targeting is completed and compared to structural and drilling data in hand, at least two PQ sized core holes should be completed at each of three sites.  Total estimated footage is 18,000 feet.  Estimated cost of the gravity program will be $150,000.  Total estimated cost of the drilling is approximately $1,350,000 ($75 per foot).

Table 8: Proposed Exploration Budget

Activity	Budget (US$)	Comments
Cleary Hill UG Scoping study	75,000
Re-assay phase 1 Tolovana core	15,000	Stored in Fairbanks
Phase 2 Tolovana Drilling	300,000	5,000 feet, core
GIS compilation	25,000	Data in Fairbanks
Ground geophysics, Newsboy	30,000	NSAMT, CSAMT
Phase 1 Newsboy drilling	360,000	6,000 feet, core
GIS compilation	35,000	Data in Fairbanks
Ground geophysics, Hi Yu	25,000	NSAMT, CSAMT
Phase 1 Hi Yu drilling	600,000	10,000 feet, core
Deep target ground gravity	150,000	Target specific
Deep target PQ drilling	1,350,000	18,000 feet, PQ core
Total Cost	$2,890,000

The Company is also evaluating conducting further delineation on the near surface gold potential in the Clear Hill area.  Preliminary evaluations would include trenching and a small drill program (approximately 1,200 feet of diamond drilling.)  The  approximate cost  of such a program would be US$200,000.

2.

Rob Property, Alaska

Property Description and Location

By agreement dated 9 July 2002 the Company has the option to earn a 100% interest in a 20-year lease on certain mineral claims located in the Good Paster Mining district, Alaska, known as the Rob Property.

As consideration, the Company shall, at its option, make the following payments and issue shares as follows:

	US Funds	Shares
- Upon execution of the agreement (paid)	$7,000	-
- Earlier of 1 September 2002 and approval date (paid/issued)	7,000	500,000
- On or before 1 July 2003 (paid/issued)	2,500	500,000
- On or before 1 July 2004 (paid)	2,500	-
- On or before 1 July 2005 (paid)	2,500	-
- On or before 1 July 2006	2,500	-
- On or before 1 July 2007	2,500	-
- On or before 1 July 2008	2,500	-
	$29,000	1,000,000

The Company is also responsible to make payments for an underlying agreement with the vendor as follows:

US Funds
- On or before 1 July 2003 (paid)	$10,000
- On or before 1 July 2004 (paid)	10,000
- On or before 1 December 2005 (paid)	15,000
- On or before 1 December 2006	20,000
- On or before 1 December 2007	25,000
$80,000

In addition, the Company is also required to expend a total of US$1,000,000 in exploration expenditures on the property prior to 31 December 2008 (US$96,737 spent to date). Minimum work in any given year shall not be less than US$10,600 per year.  If the Company fulfills this US$1,000,000 exploration expenditure requirement, an additional 500,000 shares of the Company must be issued.

Commencing 1 December 2008 annual advance royalty payments must be made depending on the average gold price for the proceeding year as follows:

Gold Price Per Ounce	Annual Royalty Payment
Less than US$350	US$30,000
US$350 to US$400	US$40,000
More than US$400	US$50,000

Under the underlying agreement, the Property is subject to a NSR which shall vary according to the London gold price for the preceding six-month period as follows:  1% for gold price less than US$300, 1.5% for gold prices between US$301 and US$350, and 2% for gold prices greater than US$350.  The NSR may be purchased for US$500,000 for each percentage point.  An undivided 100% interest in the property may be purchased for US$1,500,000.

In addition, the vendor retains a 1% NSR which the Company may purchase for US$1,000,000.

The Rob prospect is located in east-central Alaska approximately 110 miles southeast of Fairbanks and 50 air miles northeast of Delta Junction (see Figure 1 in the Golden Summit Section). The Rob project consists of 106 state of Alaska mining claims covering 4,240 acres in the Big Delta quadrangle in Townships 6 and 7 South, Ranges 17 and 18 East, Fairbanks Meridian. The claims are registered as Rob 1 through Rob 106 with Alaska Division of Mining, Land and Water Management as ADL#s 540699 through 540714, 544324 through 544339 and 545266 through 545339.

3.

Union Bay PGM Property, Alaska, USA

Property Location and Description

The claims were located by Freegold in 2000 as part of a prior diversification program. In April 2001 Quaterra Resources acquired the right to earn a 50% interest in the Union Bay project by spending US$ 1.0 million on exploration and development and by making staged cash payments to Freegold totaling US$100,000 over four years. Quaterra was required to issue Freegold up to 200,000 shares of its common stock over the next year. Quaterra was the operator during the earn-in period, with fieldwork directed by its Alaskan-based consultant Avalon Development Corporation. Expenditures by Quaterra at Union Bay through December 2001 totaled approximately US$550,000.  Quaterra conducted no fieldwork in 2002 and in August 2002 Quaterra withdrew from the joint venture.  The property reverted 100% to Freegold which announced in October 2002 that it had signed a joint venture agreement on the property with Pacific North West Capital Corp. (PFN) whereby the latter could earn up to 50% interest in the project by completing exploration expenditures totaling US$1 million, issuing 60,000 shares, and making cash payments of US$100,000 over 4 years.  PFN did not conduct fieldwork on the project in 2002.

In May 2003 Lonmin PLC entered into a joint venture agreement with PFN and Freegold for further exploration and development on the project and additional claims were located.  Under terms of the agreement Lonmin was required to fund a minimum US$815,000 exploration program in 2003. This obligation was met.  Lonmin had the further option to continue to fund the Union Bay project by expending a minimum of US$1 million per year in 2004, 2005, and 2006 and US $750,000 for each year thereafter. PFN is the Operator of the project during the exploration phase. Under the terms of the agreement, Lonmin could earn up to 70% interest in the project by delivering a full feasibility study. Upon the decision of the joint venture management committee to proceed to place the project into commercial production, Lonmin was required to earn a 100% of the required financing on terms acceptable to all parties. Following commencement of commercial production, PFN and Freegold would each repay their share of capital construction costs and contribute pro rata to operating costs.

On 26 August 2005, Lonmin advised that it will not fund further exploration on the project. PFN has notified the Company that it intends to retain the project by reducing the property size to encompass the remaining prospective target areas identified to date.

The Union Bay PGE prospect is located in Southeast Alaska about 35 miles north-northwest of Ketchikan on the northern end of the Cleveland Peninsula (Figure 2).  The property is bounded on the north and east by Vixen Inlet, on the south by Bear Creek and on the west by Union Bay.  The property is located in the Craig C1 1:63,360 quadrangle in Township 70 South, Ranges 86 and 87 East, Copper River Meridian.

Figure 2: Property Location Map, Union Bay, Alaska

The Union Bay project consists of 86 unpatented federal lode and 6 state mining claims covering 1,720 and 240 acres, respectively . The claims are located in Township 70 South, Ranges 86 and 87 East, Copper River Meridian and are recorded in the Ketchikan Recording District and at the Alaska Division of Lands and the US Bureau of Land.  In this part of Alaska, mineral rights are administered by the State of Alaska and the US Forest Service.  The Union Bay project is located within the Tongass National Forest on multiple-use lands open to mineral development. Annual rental payments on Federal mining claims are due on or before each August 31 and total US$100 per claim per year.  Annual rentals are paid in lieu of work on Federal ground. For State claims annual rents are US$25 per claim and work on the ground in the amount of US$100 per claim per year is required.  All claims in the Union Bay property currently are in good standing through August 31, 2006. The claims have not been surveyed by a registered land surveyor and there is no State or federal law or regulation requiring such surveying.  There are no known environmental liabilities attached to the property and permits for future work will be acquired from the US Forest Service and the Alaska Department of Natural Resources on an as-needed basis.

4.

Almaden Property – Idaho, USA

Property Description and Location

By agreement dated 13 December 1995 and various amendments, the Company purchased a 60% interest in certain mineral claims located in Washington County, Idaho, known as the Almaden Property.  As consideration, the Company paid US$250,000 to underlying optionors, issued 4,621,714 common shares and completed a feasibility study.

Pursuant to the Company submitting a feasibility report, the Company entered into a joint venture agreement whereby 60% of all further costs spent on the property were the responsibility of the Company.  The joint venture assumed the requirements to pay US$250,000 to underlying optionors (paid), US$4 per month for each acre acquired (approximately US$10,000 per year [paid to date]) and US$24,000 per year (US$6,000 annually [paid to date] with the remaining US$18,000 deferred for payment upon commencement of commercial production).  The US$18,000 annual contingent liability has not been recorded in Freegold’s  financial statements due to the uncertainty of going into commercial production. This accumulated contingent liability for lease payments due on commencement of commercial production is currently US$432,000.

By agreement dated 17 April 2001, the Company acquired the remaining 40% portion of the joint venture interest and 100% of the shares of Ican and Canu for 500,000 shares of the Company (issued). The Company now owns a 100% interest in the Almaden Property, subject to underlying lease agreements.  Using the recent purchase price as the imputed value, management, for conservative purposes, wrote down the Almaden Property to $576,648 in 2001.

The property is subject to a 4% net returns production royalty and a 1% NSR if the average price of gold is less than US$425 per ounce and a 2% NSR if the average price of gold is equal to or greater than US$425 per ounce.

The following text where italicized is excerpted from a Report entitled Executive Summary Report for the Almaden Gold Property, Washington County, Idaho by Avalon Development Inc and J. D. Graham & Associates Ltd dated March 15th, 2006 filed on SEDAR. All references noted within the text can be found in the references section of this report.

Figure 3: Location of Almaden Property, Washington County, Idaho

117°
Crane
Crane Cr. Reservoir
Scott Cr.
Jenkins Cr.
Mann Cr.
Crane Cr.
Creek
Gross
Eaton
WEISER
Wilburus
Weiser River
ALMADEN PROJECT
Squaw
N
RIVER
French
Little Willow Cr.
Creek
Pinehurst
PAYETTE
Willow
44°
Fruitland
44°
Sweet
Gardenia
New Plymouth
SNAKE
PAYETTE
Montour
RIVER
Letha
EMMETT
Pearl
Parma
Roswell
Notus
Middleton
Dry Creek
BOISE
Star
Eagle
Wilder
CALDWELL
Greenleaf
RIVER
BOISE
Homedale
Ustick
Huston
Meridian
Deer Flat Reservoir
NAMPA
Marsing
Jump Creek
Hubbard Reservoir
Kuna
Bowmont
117°
4 2 0 4 8
SCALE IN MILES

GENERAL LOCATION MAP

The Almaden mining property is about 13 miles east of Weiser, the county seat of Washington County, in western Idaho. (Figure 3). The property is situated at the crest and on the western side of Nutmeg

Mountain, a prominent topographic high in the area. The property consists of twelve patented lode claims and 141 unpatented lode claims, as well as leased private land, in sections 28, 29, 32, and 33, Township 11 North, Range 3 West, sections 4, 5, 6, 7, and 8, Township 10 North, Range 3 West. Mineral rights to the various claims and fee ground cover a total of approximately 2,980 acres, or 1,242 hectares (Ferris, 2004).

The 12 patented claims at Almaden are the Sly Park 2 – 5, Missouri, Ibex, Red Rose, Sandstone, Weiser, Rimrock, and Weiser Cove No 1. They are leased from H. Davies and are known as the Davies Mining Lease.  The unpatented claims are the IA #1 - #87 group, located in 1979 by Homestake Mining Co., the CR #1 – #15, #18 - #21, #26 - #27, and #29 - #39 group located by Canu Resources in 1986, and the AG #1 - #22 group acquired from Almaden Gold Inc. in 1997. These groups consist of 141 unpatented mining claims.

Figure 4: Location of Mineralized Zones and Drill Hole Locations

Private property under lease from Chrestesen amounts to approximately 240 acres, and from H. Davies is approximately 40 acres and the 12 patented claims.

Mineral rights in this part of Idaho are administered by the US Bureau of Land Management (federal claims).  Annual rents of US$125 per claim are due and payable by August 31 of each year for unpatented federal mining claims. Total 2005-2006 rents due for federal claims total US$17,625.  Claim rentals are paid in lieu of annual labor for unpatented federal claims. All claims and leases on the Almaden project currently are in good standing. There currently are no unusual social, political or environmental encumbrances to mining on the project.  Other than the 12 patented mining claims and private leased lands, both of which have been surveyed, the claims of the Almaden project have not been surveyed by a registered land or mineral surveyor and there is no State or federal law or regulation requiring such surveying.  Survey plats for all patented mining claims are open to public inspection at the Bureau of Land Management. Permits for future work will be acquired from the US Bureau of Land Management and the State of Idaho on an as-needed basis.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

Located 13 miles east of Weiser, Almaden is reached by a well-maintained paved county road that terminates within 2 miles of the property and by then by good quality all-season gravel road.

Climate and Physiography

Elevations on the project range from 2,600 feet on the west side of the property to 3,733 feet at the top of Nutmeg Mountain. Hillsides are moderate to steep. Vegetation consists of various rangeland grasses and scattered areas of sagebrush. Average annual precipitation is 13 inches, coming mainly as winter snow (Attebery, 1987). Winters in this part of Idaho are cold while summers are hot and dry. The average temperature in January is 36.6 degrees F, and the average high in July is 92.7 degrees. Evaporation rates normally exceed precipitation rates.

Local Resources and Infrastructure

There are no sources of surface water available in the immediate project area. WGM (1997) reported that the three possible sources of surface water were present in the Almaden project are two irrigation reservoirs located 5.5 and 11 miles from the site, and the Weiser River, which has a possible diversion site located approximately 3.5 miles from the property. No wells capable of producing sufficient water for a mining operation are known to exist in the immediate area however no previous operator has attempted to drill a well of sufficient capacity to provide water for a mining operation.

Electrical power for the site would be available from Idaho Power. Previous mercury mining operations at Almaden, which ran intermittently from 1939 to 1972, derived its power from the Idaho Power commercial grid. Given the small size of the former mining operation, the utility lines and right of way corridor it utilized would be insufficient size for a larger scale mining operation. The closest Idaho Power high voltage power transmission lines are 6 miles to the east of the Almaden site and consist of the 230 kilovolt lines which run from the Brownlee Power Plant in the Hells Canyon Complex to a substation located in Ontario, Oregon.

In October 2005 Environmental Data Resources Inc. (EDR) completed a database search of potential environmental hazards in the Weiser, Idaho area (EDR, 2005).The resulting EDR-Site Report was derived from the search of over 4 million government records from more than 600 federal, state and local environmental databases. Because of its past mercury production and current inactive status, the Almaden mine was identified in the CERCLIS-NFRAP (Comprehensive Environmental Response, Compensation, and Liability Information System – No Further Remedial Action Planned) database administered by the US Environmental Protection agency. The original CERCLIS database contains data on potentially hazardous waste sites that have been reported to the EPA by states, municipalities, private companies and private persons, pursuant to Section 103 of the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA). CERCLIS contains sites which are either proposed for addition to or already on the National Priorities List (NPL) and sites which are in the screening and assessment phase for possible inclusion on the NPL. As of February 1995, CERCLIS sites designated "No Further Remedial Action Planned" (NFRAP) have been removed from CERCLIS. NFRAP sites, such as the Almaden mine area, may be sites where, following an initial investigation, no contamination was found, contamination was removed quickly without the need for the site to be placed on the NPL, or the contamination was not serious enough to require Federal Superfund action or NPL consideration. EPA has removed approximately 25,000 CERCLIS sites from their databases to lift the unintended barriers to the redevelopment of these properties and has archived them as historical records so EPA does not needlessly repeat the investigations in the future. This policy change is part of the EPA’s Brownfields Redevelopment Program to help cities, states, private investors and affected citizens to promote economic redevelopment of otherwise unproductive urban sites.

History and Previous Work

The Almaden (or Osa Anna) mine on Nutmeg Mountain was originally a mercury mine according to Ross (1936). While other mercury occurrences are known from the region, Almaden appears to have received the most development work (Ferris, 2004). Harry Brown, a n owner of the Pittsburg Mining Co. made the first discovery of cinnabar at Nutmeg Mt. while herding sheep in the summer of 1936. Seventeen claims were staked over the following two years In 1938 the property was leased to Lawrence K. Requa, a mining engineer who then organized the Idaho Almaden Mines Co. Production began on May 17, 1939, and operations were carried on continuously until the mine shut down in December 1942. The mining operation consisted of a 50 ton per day reduction plant consisting of a crusher that reduced ROM ore to 1.5 inches or less before introducing the ore to a rotary kiln where the mercury sulfide was roasted and the mercury vapor condensed to elemental mercury (Attebery, 1987). During this period the mine produced 3,958 flasks of mercury, at a recovered grade of 6.27 pounds per ton (0.31%). The property was returned to the original owners in 1942. Subsequently, small, high-grade cinnabar occurrences were found on the northern part of the crest of Nutmeg Mountain and explored as late as 1953 (Ross, 1936, Ferris, 2004).

Mercury mineralization at Almaden cropped out at the surface and was mined in a broad open cut which eventually reached a length of 270 feet and a width of 135 feet. Maximum depth was 30 feet. Exploration was by shallow shafts and drill holes. Mining went underground to follow irregular zones too deep to mine by open cut methods. Although one shaft went to 165 feet in a fault, most of the workings were at a maximum depth of 30 feet.

Interest in the Almaden mercury deposits was rekindled in 1954 when Rare Metals Corporation of America leased the property and began exploration through its subsidiary, El Paso Gas and Oil Company (Attebery, 1987). The mercury mine was shutdown from 1942 until September 20, 1955 when production was resumed with what was reported to be the world’s largest single rotary kiln. In 1957, the mine produced 2,200 flasks of mercury but in 1959 the US government removed the US$225 per 76-pound flask floor price and mercury mines all over the United States began to shut down. The production rate at the Almaden mine slowly decreased and a temporary shut down occurred in December 1961 when the price of mercury dropped to US$183 per flask. Mining resumed in 1965 when the mercury production reached 100 flasks per month and in February 1966 by-product pozzolan, a silica-iron-aluminum compound that occurs naturally at Almaden and which lends several beneficial characteristics to cement during and after it’s cure period. Mercury Mining continued until March 1972. Although reports from 1938 mentioned gold grades of 0.01 to 0.02 ounces per ton, there are no records of gold production from the Almaden mine.

In the interval from the closing of the mine in World War Two to the late 1990’s two properties emerged. The Davies Property consists of 12 patented mining claims totaling 240 acres (100 hectares) and the Chrestesen Property of approximately 240 acres of fee land.

Following discovery and development of the McLaughlin gold deposit in California in the mid-1970’s, Homestake Mining Company instituted a program to investigate hot springs with mercury occurrences as indicators of systems capable of containing gold. Homestake leased the Davies and Chrestesen properties and staked the IA claims in 1979 and explored the property for two years culminating in the drilling of 19 reverse circulation (RC) and 6 core holes.

Homestake subsequently optioned the property to Freeport Resources which drilled a further 17 RC holes before dropping their option. Ican acquired the project from Homestake in 1985. Between 1986 and 1992, the property was further drilled by Western States (1986), Hycroft (1987) and Amax Gold (1991-1992) before reverting back to Ican.

After Amax terminated it interest in the project in 1992, Ican drilled an additional 39 RC holes (7,545 feet) and 4 core holes (1,171 feet) into the Stinking Water basin, approximately 1,200 feet north of the bulk of the Almaden mineralization. A further 12 RC holes (2,514 feet) were drilled by Ican into the Cove Creek area immediately to the south of the main Almaden mineralization.

Table 9: Significant gold intercepts in drill holes from the Cove Creek and Stinking Water zones.

Hole #	From (ft)	To (ft)	Thickness (ft)	Au opt
CC-8	120	160	40	0.038
SW-1	30	60	30	0.041
SW-10	20	120	100	0.024
SW-12	80	150	70	0.043
SW-13	100	237	137	0.048
SW-17	20	60	40	0.026
SW-2	60	203	143	0.025
SW-30	50	110	60	0.022
SW-4	70	100	30	0.027
SW-40	90.5	225.3	134.8	0.065
Including	90.5	147	56.5	0.116
And	100.3	112.6	12.3	0.336
SW-43	96	143	47	0.030

From 1980 through 1997, metallurgical testing has been carried out by several companies and the data collected by these operators includes 24,033 fire assays, 10,051 cyanide-soluble (HCL assays) assays, 214 bottle roll leach tests, and 188 column leach tests on drill cuttings, crushed drill core and blasted bulk surface material.

Geological Setting

Regional Geology

The Almaden property is at the edge of the Columbia Plateau, a geologic province characterized by a thick succession of extrusive basalts which cover northeast Oregon, southeast Washington, and parts of western Idaho. Most of the rocks at the surface in the region are of the Columbia River Basalt group of Miocene age (John and Wallace, 2000; John and others, 2000). The Almaden property is on Nutmeg Mountain, which occupies the axis of a northwest trending anticline which forms an erosional window through the Columbia River Basalts. Nutmeg Mountain owes its topographic prominence to the hydrothermal silicification of Miocene sandstones that stratigraphically underlie the basalt (Ferris, 2004).

Property Geology

Almaden is underlain by sediments commonly assigned to the mid Tertiary Payette Formation. In the project area, the rock types include arkosic sandstones with lesser amounts of shale and mudstones. The mudstones are generally not silicified or mineralized and contain only minor amounts of pyrite. The main host for silicification and mineralization is the sandstone.

There are five lithologic units at Almaden: mudstone, sandstone, opalite, hydrothermal (silica) breccia and soil (alluvium).

1.

The stratigraphically lowest unit on the property is a gray, thin-bedded mudstone of the Middle Miocene Payette Formation. This rock unit crops out along the road west of the deposit and probably underlies Stinking Water Basin immediately west of the project. The mudstone contains fine-grained disseminated pyrite but is otherwise unmineralized and often occurs at the lower limit of disseminated gold mineralization at Almaden.

2.

The mudstone is overlain by several hundred feet of gray, coarse-grained arkosic sandstone, also of the Middle Miocene Payette Formation. This is the most extensive sedimentary unit on the property and is the host for the gold mineralization. The sandstone is well bedded and commonly contains plant fossils. Cross bedding is common. The unit includes both arkose and tuffaceous arkose, with lesser inter-bedded conglomerate, shale and rhyolitic crystal tuff.

3.

Opalite, while in reality an alteration product, is a mappable unit at Almaden and is thus described here as a lithologic unit. Opalite crops out over a large area of the Main zone and a smaller area around the North zone. The opalite unit consists of two lithologies: opalite and chalcedonic opalite. The upper part of the unit is made up of opalite. It consists of light gray to white, thinly layered, locally brecciated opal with varying amounts of clay. Plant fossils are present near southern part of the deposit. The opalite is 20 to 60 feet thick and grades downward into chalcedonic opalite. The chalcedonic opalite unit consists of massive chalcedony with lesser opal. It occurs only in the southern part of the deposit and ranges from 20 to 60 feet in thickness. The opalite and chalcedonic opalite both overlie the arkosic sandstone unit.

4.

The hydrothermal breccia unit consists of a dense massive poly-phase breccia composed of chalcedony, quartz, opal, clay and variably altered sandstone. The breccia exhibits multiple episodes of veining, brecciation and silicification. Within the breccia zone, sandstone is totally replaced by silica with no original sedimentary textures remaining. There are also blocks of less altered sandstone included as “exotic” blocks within the breccia zone. Opal veins cut the silica breccia and are more common near the contact with the opalite. The breccia grades to a silica-sandstone stock-work below the zone of intense silicification.

5.

Overburden at Almaden is composed of a mixture of brown soil, fanglomerate, colluvium and alluvium. The soil and alluvium are relatively thin and parts of the deposit have no cover.

The gently dipping sandstone units on Nutmeg Mountain are cut by a series of northwest (320o) and north-northeast (020o) trending high angle faults that appear to be syn-mineral and a set of near east-west (±20o of E-W) trending high angle faults that appear to be post-mineral in age (WGM, 1997)). Gold grade thickness contour maps indicate gold mineralization is strongly correlative with northwest structures in the Main zone while more sporadic gold mineralization in the North zone appears to be controlled by north-northeast structures. The strongest grade-thickness intervals (5-6 ft-oz) correspond to zones where the northwest and north northeast structure intersect. Later east-west structure appear to offset the silica cap in the Main zone and bound the southern margin of the North zone, suggesting post-mineral movement on these later structures.

An east-northeast trending fold set is exposed on Nutmeg Mountain and clearly predates the district-scale northwest-trending Paddock Valley structural zone along which the gold mineralization at Almaden forms (Ferris, 2004). These folds are best exposed east of the Main and North zones and are truncated on the west by the major northwest-trending fault zone which forms the east side of the Main mineralized zone. The influence of these pre-mineral folds, if any, is uncertain.

Exploration

In 1995 Freegold acquired an option on the property. In 1996 and 1997 Freegold completed additional metallurgical test-work on pre-existing core samples, and completed 10 large diameter (4”) core holes and the 7 blast pits in the North and Main zones, both of which were utilized for bulk sampling purposes. This work culminated in a preliminary feasibility study that was completed by Watts, Griffis, and McOuat (WGM) in 1997.

Prior to the completion of the 1997 feasibility study, the price of gold began a 5-year decline that rendered the economics of mining at Almaden unattractive to Freegold and to the mining industry as a whole. During the period 1998 through 2004 Freegold sought joint venture assistance to develop the property but was not successful. Total expenditures on the project during this period were limited to federal rental payments and property lease payments. No other substantive exploration work has been completed on the project since 1997.

In December 2004 Freegold completed evaluations of several mining properties in northern Nevada, including hot springs occurrences in the Northern Nevada Rift. As a result of these evaluations, the potential for high-grade feeder zone mineralization was recognized as an unexplored possibility at Almaden and efforts were made to interest potential joint venture partners to pursue this exploration model.

Mineralization

Unless otherwise cited, the following discussion of the mineralization present at Almaden has been derived from WGM (1997).

Gold mineralization at Almaden occurs in two well defined zones, referred to as the Main and North zones. The majority of the mineralization is in the Main zone. Gold mineralization takes the form of a tabular mineralized zone underlain by steeply dipping feeder veins. Mineralization is capped by a silica sinter composed of opalite that appears to pre-date the gold mineralization and apparently acted as an impermeable capping unit during hydrothermal alteration and mineralization (Ferris, 2004). This is a common feature in hot springs systems (Bonham, 1988). While limited information is available regarding depth extent of gold-silver mineralization in the Main zone, a set of N60°W trending, steeply dipping veins are exposed at the North zone on the ridge face west of the old mercury open pit. These veins may represent feeder structures for North zone mineralization.

The host rock below the silica cap is an arkosic sandstone of the middle Tertiary Payette Formation which is flat lying to gently dipping in the project area. Minor amounts of biotite-bearing sandstone and mudstone also occur in mineralized portions of the property. Within the sandstone, the permeability of individual beds appears to control the distribution of gold. This conclusion is supported by the variography of gold assays generated by Amax Gold. The variography shows a large horizontal range (stratigraphic control) but a very restricted vertical range of influence (structural control) for a given mineralized interval.

The mineralization in the Main zone occurs over a length of approximately 3,600 feet and a width ranging from 460 to 1,700 feet. The vertical thickness ranges from 10 to 490 feet and the average is approximately 150 feet. In the North zone, the mineralization occurs for a length of 1,400 feet, a width of 600 to 800 feet and a thickness of 20 to 170 feet, with an estimated average thickness of 90 feet.

Four styles of alteration are recognized on the Almaden property: opalite (sinter), silicification, argillization and carbonate alteration.

1.

Gold mineralization at Almaden is capped by a silica sinter composed of opalite that appears to pre-date the gold mineralization and apparently acted as an impermeable capping unit during hydrothermal alteration and mineralization (Ferris, 2004). Opalite is most abundant in the southern and central portions of the Main zone but extends outside of the surface projection of the 0.01 opt gold limit defined by drilling. Limited drilling has been done on these opalite zones outside of the Main zone.

2.

Silicification is by far the most common and widespread alteration at Almaden. Styles of silicification range from silica veining through silica flooding to total silica replacement of the host rock. The zone of most intense silicification is represented by a hydrothermal breccia unit. In the Main mineralized zone, the gold mineralization generally coincides with the most intense silicification although alteration cross sections derived from drilling indicate the opalite capping unit contains only a small percentage of the mineralization outlined in the Main zone.

3.

Argillic alteration is common, but is not well described in the drill hole logs. It ranges from weak clay alteration of sandstone to nearly total argillization. It appears to be most common and intense in the central part of the Main zone and along the fault zone at the east margin of the Main zone.

4.

Below and in the lower part of the mineralized zone, calcite – quartz alteration is common. It significance relative to individual veins or the deposit as a whole is uncertain.

Cinnabar at Almaden occurs primarily in the opalite unit. It is very fine grained and is typically deposited along fractures, in veinlets and as surface coatings in cavities (Ferris, 2004). Gold values in the opalite zone generally are low. Homestake Mining reported that gold is present as particles of native gold ranging from <1 to 9 microns in size. No visible gold has been reported during exploration of the property. The silver content of the gold averages 25%. A small proportion of the gold occurs as free gold however most of the fine grained gold occurs encapsulated in silica or associated with framboidal pyrite that is in turn silica encapsulated.

The only other sulfide mineral present in any significant quantity is pyrite. It occurs as very fine disseminated often framboidal grains in most of the rock units, but is less common in the opalite and hydrothermal breccia. Typically, the amount of pyrite is less than one percent, although it ranges up to 10 percent locally. Oxidation is nearly complete within the mineralized areas explored by drilling.

Drilling

During the period 1980 through 1995, a total of 651 rotary holes (127,690 feet, both RC and conventional rotary) and 26 core holes (6,180 feet) were completed on the main Almaden project area by Homestake, Freeport, Hycroft, Western States, Ican, and Amax Gold. In addition, Ican completed 7,545 feet of reverse circulation drilling in 39 holes and 1,171 feet of diamond core drilling in 4 holes in the Stinking Water basin area on the north side of the project and an additional 2,514 feet of reverse circulation drilling in 12 holes in the Cove Creek area on the south side of the project.

Due to the relatively flat-lying nature of mineralization at Almaden, approximately 90% of the holes drilled between 1980 and 1995 were vertical holes (607 of 677 holes, WGM, 1997). The remaining 70 holes were drilled at dips ranging from –85 degrees to –43 degrees. A total of 16 of the 26 total core holes completed to date at Almaden were drilled as angle holes with dips ranging from –85 to –44 degrees. All 10 of the core holes that were completed by Amax’s for metallurgical column leach testing were angle holes.

Average hole length was 203 feet for all of the core and rotary holes drilled in the Main and North zones at Almaden. Hole depths ranged from a minimum of 20 feet to a maximum of 740 feet (Table 10). The drilling at Almaden was designed to extend into the footwall of the mineralization. Average thickness of the mineralized envelope in the Main zone is 150 feet and ranges in thickness from 10 to 490 feet. Average thickness of the mineralized envelope in the North zone is 90 feet and ranges in thickness from and from 20 to 170 feet

Table 10: Distribution of hole depths on the main Almaden project area, 1980 – 1995.

Depth	0 - 99’	100–199’	200-299’	300-399’	400-499’	500-599’	600-699’	700-799’
# holes	43	264	294	42	17	13	1	3

The spacing of drill holes across the Main and North zones varies with the highest density in the geographic center of mineralization along the predominant north-northwest trend of mineralization. As expected, the highest drill hole density, ranging from 38 to 89 feet between holes, occurs between the 3,720 foot elevation (highest elevation in the deposit) and the 3,280 foot elevation (WGM, 1997). Between the 3,260 and 3,100 foot elevation the average drill hole spacing increases 100 to 200 feet reflecting the lack of deeper drill holes in the core of the Main and North zones and the relatively flat bottom to mineralization within the Almaden deposit.

All reverse circulation holes were sampled at 5-foot intervals while diamond core holes were sampled on a more irregular basis with individual sample intervals dependent on visible mineralization, silicate alteration and host lithology. WGM (1997) completed statistical analyses of the drill results from Almaden to evaluate variations between drilling types and drill hole populations to determine if variations were related to geological factors or laboratory/analytical factors, or both. Univariate statistical analyses for each population included number of sample intervals, number of missing samples, minimum value, maximum value, mean, variance, standard deviation, and co-efficient of variance. WGM (1997) concluded that the statistics show that mean gold grades within the Main and North zones at the Almaden deposit equal 0.015 opt gold. The rotary holes have a mean grade essentially equal to that of the population as a whole, reflecting the fact that rotary holes constitute 94% of the holes drilled. Core holes, as a group, have a higher mean grade and somewhat higher standard deviation than the population, due primarily to the fact that core holes were placed largely within known mineralized areas. The drill geochemistry displayed a log normal distribution with a bias in the range of 0.017 to 0.030 opt. WGM (1997) ascribed this apparent bias to the higher density of holes placed in the mineralized zones.

The statistics for drill geochemistry show variations that appear to reflect the focus of individual drilling programs rather than a bias inherent within the deposit itself (WGM, 1997). For example, holes drilled by Hycroft were drilled mainly within the deposit and therefore have a higher average grade than the population as a whole. Holes drilled by Freeport and Amax have lower mean grades than the population as a whole due in large part to the fact that many of these holes were drilled to define the limits of the deposit. The cumulative frequency curve for Almaden assay data shows a single assay population suggesting a single continuous mineralizing event probably created the Almaden mineralization.

Ican, Hycroft, Homestake, Amax and Freeport drilled twin holes during the exploration of the Almaden deposit. WGM (1997) examined 26 pairs of holes, including 3 rotary holes twinned by core holes. The twin data was evaluated by comparing histograms of the assay data and grade thickness calculations for the hole pairs. The down-hole distribution of gold value in 19 of the pairs showed good correlation. Six of the twinned holes showed a fair correlation and one twinned set correlated poorly. Overall, assays values below 0.05 opt compared very well while higher-grade assays showed more erratic correlation between holes. The erratic nature of higher grade gold mineralization may be a function of the erratic and discontinuous nature of breccia-hosted mineralization where higher gold grades are most likely to occur.

Except for efforts by Amax Gold, details relating to drilling types, techniques and protocols utilized by the various companies that have conducted drilling at Almaden are not available to the author. Much of the hard copy original material that may have contained data relating to this aspect of the work at Almaden has been lost over time (K. Walcott, oral comm., 2005).

Amax Gold completed 58 reverse circulation drill holes (20,395 feet) and 10 diamond core holes (2,644 feet) during their tenure on the Almaden project in the early 1990’s. Longyear Drilling did the core drilling using PQ wireline to produce core that was 3.345 inched in diameter (J. Wood, written comm., 2005). Details relating to the contractor and drill type used for the reverse circulation drilling are not available to the authors. The reverse circulation drilling was conducted using a conventional air-hammer and interchange system.

As part of Freegold’s initial efforts at Almaden, and to test the theory that longer leach times in column testing would lead to improved gold recoveries, Freegold blasted and sampled pits at four locations in 1995 (C, D, X and Site 6).  Based on the improved long-term recoveries indicated by this test program, Freegold completed 10 large diameter core holes (27-36) and drilled and blasted 4 new surface pits (C, Ridge and Trench) from late 1996 to early 1997.

Superior Drilling and Blasting of Nampa, Idaho was contracted to conduct the drilling and blasting of the surface pits and to complete the 4-inch diameter diamond core from this program. The 10 core holes were vertical in orientation and ranged in depth from 104 to 219 feet (McClelland, 1997). Samples from the first four surface pits were sent to Hazen Research of Golden, Colorado for metallurgical testing in 1995, while the samples from the subsequent three surface pits and core from the 10 holes was shipped to McClelland Laboratories in Sparks, Nevada.

Sampling and Analysis

With the exception of drilling efforts by Amax Gold and drilling and blasting of surface pits by Freegold, details relating to sampling methods and sampling protocols utilized by the various companies that have conducted exploration at Almaden are not available to the authors. Digital drill logs and copies of analytical assay certificates confirm that reverse circulation drill holes were sampled on consistent 5 foot intervals while core hole sampling was less regular and more dependent on rock lithology, mineralization and alteration.

During Amax Gold’s efforts on the project a geologist was on site logging drill chips throughout the RC drilling program (J. Wood, written comm., 2005). The RC samples were generally a 1/4 to 1/2 split from the drill and were carefully monitored by the on site geologist to obtain a 10 kg or larger sample. If the sample weights dropped below 10 kilograms, the splitter was removed and 100% of the sample was collected. When drilling in dry ground, a tiered Jones-type splitter was used to split samples. When water flow exceeded about 1 gallon per minute flow a conventional wet rotary splitter was employed. In areas of historical and obvious poor recovery, Amax Gold injected a water and mud mixture designed to seal off highly fractured and unstable holes thereby improving recoveries over what would otherwise have been possible.

Sample sites for the three run of mine (ROM) bulk samples collected by Freegold in 1997 were dozed to a depth of 3 feet to remove overburden in an area measuring 60 by 100 feet at each of four test sites (WGM, 1997). Each test pit was further divided into two halves. Blast holes were drilled to a depth of 25 feet on both halves of each site and hole spacing and powder loadings were adjusted to create a coarse sample on one-half of each site and a finer grained sample on the other half of the site. The resulting blast site produced a 20 foot bench. Sampling of broken rock was done with a backhoe along two 60-foot long trenches located 30 feet in from the edge of the blasted area and separated from each other by a distance of 40 feet. All six bulk samples were subjected to screen analysis to establish relative distribution of fragment sizes. Once screen analysis was completed the coarse and fine fractions from each site were homogenized for subsequent metallurgical testing.

As part of its metallurgical test-work on 12 core hole composites in 1992, Amax Gold determined that the abrasion index of the ore averaged 0.42 (ranging from 0.2638 to 0.6279), which is moderately high, primarily due to the high percentage of silica.  Testing on these same drill hole composites generated an average Bond Work Index of 19.8 kwhr/ton (ranging from 017.2 to 22.6, WGM, 1997).

ROM bulk ore samples collected by Freegold in 1996 and 1997 were obtained by drilling and blasting surface mineralization at the Trench, Ridge and C-Pit sites.  Approximately 10 tons of each bulk sample were collected and each was designated by project personnel as coarse or fine for a total of six 5 ton samples from the three zones.  The “coarse” or “fine” designations represented more intense fracturing based on wider or closer-spaced blast hole centers.  One half of each of the three samples sites was drilled on wider centers, and the other half on closer centers.   Initially each of the 6 sample sites was drilled on wider centers, and the other half on closer centers.  Each of the 6 samples (coarse and fine designations from each of the three initial bulk ROM ore samples) was dry screened in its entirety to obtain weight distributions for particle sizes ranging from plus 12” to –1/4”.  Fine particles were removed from all plus ¼” size fractions to insure minus ¼” weight distributions were accurate.

All particle sizes from the two dry screen analyses conducted on the three bulk ore samples were recombined to produce the ROM bulk ore samples subsequently designated as Trench, Ridge and C-Pit.  Recombined samples were blended by repeated coning with a front-end loader and were quartered to obtain two identical half splits.  A one half split of each bulk ore sample was retained at the ROM feed size.  The other half split of each bulk sample was reblended and quartered to obtain about 2,000 pounds for subsequent screening to obtain plus 6” screened material for vat leach tests.  Screened –6” rejects were saved, but were not used as samples for subsequent metallurgical tests.  ROM rejects (plus 6 inch) from each bulk ore sample (approx. 4 tons each) were hand broken to obtain minus 6 inch feeds (over 95% -6”) for subsequent metallurgical tests.  Each -6” bulk ore sample was reblended by repeated coning with a front-end loader and was successively quartered to obtain about 2,600 pounds for a column leach test, 1,400 pounds for a head screen analysis, and about 1,000 pounds for additional testing.  Minus 6” rejects (approximately 3,000 lbs) were retained for possible future use.

Each 1,000 pound split bulk sample (-6”) was crushed in entirety to minus ¾” in size before blending and splitting to obtain about 250 pounds for additional evaluation.  The remaining minus ¾” reject was retained.  The 250 pound split was then crushed to 80% passing 10 mesh in size and was blended and split three times to obtain samples for triplicate direct head assay and cyanide solubility tests.  The remaining 750 pounds of reject material was blended and split to obtain 15 lb samples for pH control tests.

Four additional bulk ore samples designated C-Pit (B), D-Pit, X-Pit, and Site-6 were received from Hazen Research in a subsequent shipment.  About 570 pounds of each sample at nominal 6” in size were received.  Each bulk sample was prepared using essentially the same procedures described above.  Coarse rejects were retained but no metallurgical tests were conducted.  One quarter splits of each of the four bulk samples were crushed to 80% passing 10 mesh and were blended and split to obtain triplicate head assay and cyanide solubility test samples. The remaining reject material was used to make 15 lb samples for pH control tests

Core intervals from ten 4 inch diameter drill holes (holes 27-36) were received in a third shipment.  All core intervals were identified as either breccia or sandstone/siltstone (SS/SS) by Almaden project personnel.  A breccia rock type, a SS/SS rock type and 10 core hole composites were prepared.  The breccia composite consisted of 17 drill hole intervals totaling 409.5 kg from holes C27, C34, C35 and C36 while the Sandstone/Siltstone composite consisted of 43 intervals totaling 151 kg from holes C27, C34 and C35 (McClelland, 1997)

Rock type composites from the 10 core holes were prepared on a weighted basis.  The core hole composites were prepared by combing the remaining quantity from each interval to produce the respective hole composites.

Each core composite was crushed or hand broken (for +6 inch core pieces) to produce a 90% passing 2 inch feed size.  Each core composite was thoroughly blended and split to obtain about 400 to 600 pounds for a column leach test.  Rejects were stage crushed in entirety to 80% passing ½ inch size and then blended and split to obtain about 105 to 145 pounds each for column leach tests.  The remaining rejects (P801/2”) were stage crushed in entirety to 80% passing 10 mesh in size and were blended and split to obtain triplicate head assay and cyanide solubility test samples, and 3 kg splits for bottle roll tests.

Head grades were determined by triplicate direct head fire assay for all bulk samples and core composites.  Head grades were also determined for the Trench, Ridge, and C-Pit bulk samples by head screen analysis.  Cyanide solubility tests were conducted on each of the triplicate head assay pulps for all bulk samples and core composites (McClelland, 1997).

Details relating to sampling verification protocols utilized by Homestake, Freeport, Hycroft, Western States are not available to the author. Much of the hard copy original material that may have contained data relating to this aspect of the work at Almaden was lost over time (K. Walcott, oral comm., 2005).

A set of 765 original and duplicate analyses supplied by Ican were compared for consistency by Bechtel Inc. (Ashley, 1986). Original assays were conducted by Chemex Labs. A split from the same pulp was sent to Bondar Clegg Ltd. in Vancouver and analyzed by similar fire assay techniques. The results indicated a correlation coefficient of 0.976 for the sample pairs and also indicated that the Bondar Clegg samples were consistently 15% higher grade than their corresponding pair analyzed by Chemex. Statistical analysis of the results by Bechtel suggested that the sample population was neither normal nor symmetrically distributed. Further statistical analysis indicated that for grades less than 0.02 to 0.03 opt, there is virtually no difference between the results from the two labs. For sample results above 0.03 opt, there is difference of 12-15% between the two populations. Bechtel concluded that the differences could be the result of two sample populations being present in the 765-pair subset population. There was no information available at the time of Bechtel’s report addressing whether or not the two possible sample populations were metallurgically different. However, as a result of this finding, Bechtel increased assays above 0.02 by 10% in their block modeling.  This process was not followed when the current resource estimates were calculated.

All samples collected by Amax Gold were accompanied by standard, blank or duplicate samples inserted by Amax Gold representatives on a 1 for 10 basis. Approximately 80% of the standard and blank samples inserted into the sample stream were Amax control samples prepared specifically for Amax Gold. Information provided by Amax Gold indicates there was no reason to doubt the accuracy and integrity of the samples they collected at Almaden (J. Wood, written comm., 2005).

WGM (1997) also reviewed the check assay data contained in the files.  The data itself was visually examined and the summaries prepared by the various parties were reviewed.  The raw data was not recompiled. The Amax samples were analyses at Bondar Clegg with check assays done at Barringer. The majority of the Amax results were summarized in an internal memo dated September 1992.  According to the Amax memorandum, the difference between the check assays and the original assays ranged from –42% to +38% with an average difference of +10.6%.  Amax concluded that the check assays indicated “consistent acceptable data”.

As part of the resource estimation process conducted by WGM (1997), the first 5-10 assays in the digital database from 47 holes, or about 5% of the holes, were checked against the original assay reports.  Although a number of errors were noted, most of these “errors” were differences of 1-2 digits in the 3rd significant figure of a given analytical result. WGM (1997) ascribed these errors to rounding procedures and concluded that none of the errors noted in their verification process were significant.

In December 2005 the senior author randomly checked 483 samples from the Almaden digital database against scanned copies of analytical certificates retained by Freegold. Verification of reported gold assay grade and drill hole intervals were completed on each sample selected from the database. A total of 472 samples (97.7%) had correct analytical and drill footage data in the digital database currently being used for the Almaden project. Four digital sample results checked retained the correct drill hole number and interval but had an incorrect gold value entered in the digital database. The remaining seven incorrect samples in the database displayed both incorrect drill hole number and interval and an incorrect gold value. Several of the errors can be explained by rounding of certificate data in the database. The only significant error was found in hole 196 where gold values from four non-contiguous sample intervals were omitted in the digital database. These samples returned values ranging from 0.011 to 0.034 opt. Based on the above verification tests, the Almaden digital database is sufficiently accurate for the purposes for which it is being used.

Following completion of the mineral resource estimate that is summarized in this report, Freegold extracted 31 sets of “twin” drill holes from the Almaden drill hole database. These 31 sets of data included 25 drill hole sets where both holes were RC holes and 6 drill hole sets where one hole was RC and the other core. Holes that qualify as twin sets include holes whose spacing is less than 10 meters, a separation distance arbitrarily selected by the authors.   As was true of the sample comparison conducted by Bechtel (Ashley, 1986) and WGM (1997) the twin hole comparison completed by the authors indicated that, in general, the higher the gold value the less well correlated were the two corresponding intervals in the twin holes.  In some holes grade variability was significant at lower detection limits however this variability may be more related to lower detection limit accuracy and repeatability within the analytical equipment.  Grade variability between holes is likely a function of high angle controls for breccia and vein hosted mineralization which cross-cuts earlier flat-lying sandstone unit. This combination of early, lithologic controls and later high angle breccia and vein controls is likely to introduce significant variability between drill holes since a set of twin holes are unlikely to have intercepted the same high and low-angle mineralization.

Security of Samples

Details relating to sampling preparation methods, analytical techniques and sample security protocols utilized by Homestake, Freeport, Hycroft, and Western States are not available to the authors. Much of the hard copy original material that may have contained data relating to this aspect of the work at Almaden has been lost over time (K. Walcott, oral comm., 2005). Limited data on sample preparation and analytical techniques are preserved in digital files that were scanned and included in the 1997 preliminary feasibility study (WGM, 1997) however, these data relate primarily to composite drill interval samples, selected metallurgical samples and other smaller beneficiation tests rather than the bulk of the drill hole geochemistry. Data relating to sample security measures employed by Ican Minerals are not available to the authors.

Reverse circulation drill samples submitted by Amax Gold were picked up at the Almaden drill sites by representatives of Bondar Clegg Ltd. Preparation and analyses for RC samples was by Bondar Clegg Ltd. No extraordinary sample security program was utilized by Amax (J. Wood, oral comm., 2005). Diamond drill core was transported each day in 2-4 foot lengths to a nearby logging and splitting facility in Weiser, Idaho. Once core logging was completed the core was driven by Amax representatives to McClelland Laboratory's metallurgical facility in Reno, Nevada. Portions of the core were sent to Barringer Lab’s Reno facility where warm cyanide test tube analyses were completed on potentially mineralized intervals.

Mineral Resource Estimates

The following mineral resource estimate was compiled by J. D. Graham, P. Eng., the junior author of the report using parameters derived from existing data on the Almaden project. The author is a principal in the consulting firm of J. D. Graham & Associates Ltd. which prepared this report under a consulting contract with Freegold.

Mineral Resource Estimation Methodology: The following resource estimate was calculated using version 5.0k of the Surpac Vision suite of computer programs. The author has relied on digital assay records from the WGM (1997) database. These records have been verified as described under Data Verification. The primary source data was a file containing 6,612 composites (5,494 in the Main Zone and 1,118 in the North Zone). These composites represent drill hole assays averaged into 20-foot vertical intervals, with a common reference elevation. The resulting averaged assays are termed composite assays or composites. The computer generated composites were spot checked by the author using Excel spreadsheet calculations of composite grades for an angle hole and a vertical hole. The junior author conducted a number of block grade interpolation trials to determine composite selection distances and weighting that would yield satisfactory block grade estimates. In this process the audit debug output from the interpolation program was compared to manual plots of composite locations. The checks verified that the computer programs were performing as anticipated.

The resources estimated in this report are contained in a three dimensional model similar in orientation and block size to the WGM (1997) model, consisting of blocks measuring 40 by 40 feet in plan and 20 feet high in the vertical dimension. The previous used terminology that divided the deposit into North and Main mineralized zones was retained.

In the development of the final resource model, grades were first calculated using inverse distance interpolation. Previous resource estimates by WGM utilized a search radius of 300 feet in the horizontal direction while calculations completed by Bechtel and R.E. Gray used 200 feet.  The author’s analysis of the variograms developed by WGM (1997) and a series of trial grade calculations resulted in interpolation parameters that differed from those used by WGM. The composite search used in the present study was ellipsoidal, with the major axis of 170 feet, oriented at 337 degrees. It is unclear why WGM did not orient their search along this trend, considering that WGM noted that the mineralized zone was oriented in a northwest direction and that the variograms showed the longest range in this direction. The present search, being less than the 300 foot WGM search and the 200 foot search used by Bechtel and R. E. Gray, has resulted in a more conservative resource estimate than the historical figures.

The minor search ellipse axis was in the northeast direction, perpendicular to the major axis. The ratio of minor to major axes was 1:1.2, resulting in a minor axis length of 142 feet. Within the search ellipse, only composites within 25 vertical feet above and below the block center were used, which further limited selection of composites to the level being interpolated, plus one level above and one level above. Within this search volume, 4 composites were required or a grade was not calculated, resulting in a zero grade block. Only the closest 12 composites found within the search were used.

Block grades were calculated using the square of inverse distance. The northeast southwest component of distance was multiplied by a factor of 1.2 before being squared, to reflect the anisotropic nature of grade distribution noted in the variograms. Original gold assay values were not cut because of the low incidence of higher grade values in the drill database.

Geological Controls: The present resource estimate recognizes the need to apply geological controls to the limits of mineralization. The most comprehensive available source of geology was a set of 6 east west cross-sections showing rock type, alteration and gold content above 0.01 opt. The sections vary in spacing from 400 to 1,100 feet. These cross-sections, supplied by Freegold, are dated November 1993 and bear the name of Amax Gold Inc.These sections were considered adequate for use as geological control sections for the resource estimates.

The Amax cross-sections depict faulting, lithologies and mineralization at >0.01 opt cut off and indicate that gold mineralization often follows certain favorable lithologies. A number of primarily vertical faults are shown. In several areas the 0.01 opt gold mineralization is interpreted as terminating against high angle faults suggesting either post-mineral motion along these faults and/or these faults were present prior to mineralization and acted as impermeable barriers to gold-bearing hydrothermal fluids.

The following procedure was used to insure that the block model conformed to the geological constraints illustrated in the Amax sections. Vertical check sections were drawn through the block model at 200 foot intervals. In the Main Zone, the orientation of the check sections was 067 degrees, which is perpendicular to the orientation of the Main mineralized zone and the major search axis. The North Zone has a north – south trend so the check sections in this zone were oriented east – west. Displayed on the sections were the interpolated blocks lying on section, assays from drill holes within ±50 feet of the section and the Amax 0.01 opt gold outer boundary. Only the Amax outlines within ±200 feet of the section were shown on a particular section. The North zone has a north-south trend so the check sections in this zone were oriented east–west.

Generally there was good correlation between the interpolated blocks and the Amax mineralization outlines. Each check section was examined to detect any interpolated blocks that were not compatible with the Amax outlines. In most cases of discrepancy, particularly in the Main zone, the interpolated grades did not extend as far from the drill holes as the Amax 0.01 opt gold boundaries. In this case grade blocks were not added to the model. In other areas the block grades extended beyond the Amax 0.01 opt gold boundaries. These blocks are termed “outliers”. The outlier blocks were further examined on drawings showing the interpolated blocks in plan view (a block plan map was prepared for each 20 foot level on which the sections showed outliers). Certain outlier blocks were removed from the model. The decision to remove outliers or not was based on 1) the presence or absence of a drill hole(s) in the area of the outlier blocks; 2) the pattern of drill holes in the area; and 3) the composite value from the drill holes near the outlier. One such area where outliers were not removed was near holes 331, 464, 101, 278 and 276.. These holes show consistent drill hole values above 0.01 opt gold in an area Amax did not identify as having values above 0.01 opt gold. It is not known why Amax did not extend their 0.01 opt line into this area.

In applying the geological constraints described above, blocks removed in the Main zone represented approximately 400,000 tons while blocks removed from the North zone totaled approximately 200,000 tons.

Specific Gravity: WGM (1997) calculated densities for 11 lithologic and structural units drawn from 100 samples of drill core within the Almaden deposit. The density determinations ranged from 12 to 13 cubic feet per ton. The outlines of lithologic and structural units used by WGM were not available to the authors. Furthermore, the record of the densities assigned to the individual blocks could be found and there is no record of a weighed average density for the deposit. Because of these limitations, the present tonnage estimates used the lowest of the reported densities, 13 cubic feet per ton, for all resource blocks.

Cutoff: A cut off of 0.011 opt was chosen based on a review of the WGM economics of the deposit. This cut off should be reviewed following preliminary examination of the resource using more current precious metal prices, recovery estimates and operating costs and adjusted if necessary. As a measure of tonnage sensitivity to grade, Table 3 reports tons and grades at cutoffs of 0.006, 0.008, 0.010 and 0.012 opt.

Mineral Resource Estimate: The following mineral resource estimate for the Almaden deposit is in compliance with the definitions given in National Instrument 43-101 and the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as amended.

In the Main zone, blocks were included in the indicated mineral resource classification if they lay within a rectangular solid having north and south walls within ±300 feet of an Amax cross-section, measured perpendicular to section, and having east and west walls defined by the ends of the Amax sections. Blocks outside this range were classed as inferred mineral resources. In the North zone the Amax control sections show a higher proportion of thin mineralized beds and correspondingly a lower proportion of thick volumes of continuous mineralization. Because of this less reliable distribution of mineralization the selection distance for indicated mineral resources in the North zone was reduced to ±250 feet of the Amax sections. Blocks outside of this range and/or beyond the end of the Amax sections were classified as inferred mineral resources.

In the Main zone only isolated blocks or groups of blocks assigned a grade by interpolation occur below the 3,100-foot elevation. The paucity of tonnage at lower elevations is due in large part to the limited drilling below this elevation. The Amax control sections also bottom at 3,100 feet elevation. Considering both the lack of drilling and the absence of geological control, mineral resources were not reported below the 3,100 foot elevation.

Based on a cutoff grade of 0.011 opt gold the Almaden deposit contains indicated mineral resources of 22,526,000 tons grading 0.021 opt gold in the Main zone and 2,252,000 tons grading 0.019 opt gold in the North zone (Tables 11 and 12). Using the same cutoff grade, the Almaden deposit also contains inferred mineral resources of 16,337,000 tons grading 0.018 opt gold in the Main zone and 3,652,000 tons grading 0.018 opt gold in the North zone (Tables 11 and 12). Total indicated resources for the deposit equal 24,778,000 tons grading 0.021 opt gold. Total inferred resources for the deposit equal 19,989,000 tons grading 0.018 opt gold.

Table 11: Indicated mineral resources for the Almaden deposit, 0.011 opt cutoff

	Main	Zone	Main	Zone
Elevation Interval (ft)	Tons, 1000’s	Opt Au	Tons, 1000’s	Opt Au
3700-3720	118	0.017	81	0.019
3680-3700	224	0.019	246	0.022
3660-3680	295	0.021	357	0.024
3640-3660	354	0.021	386	0.023
3620-3640	433	0.019	421	0.02
3600-3620	509	0.017	330	0.016
3580-3600	598	0.016	234	0.014
3560-3580	568	0.014	103	0.012
3540-3560	659	0.017	74	0.013
3520-3540	847	0.02	20	0.014
3500-3520	1,043	0.023
3480-3500	1,371	0.024
3460-3480	1,501	0.026
3440-3460	1,563	0.026
3420-3440	1,506	0.025
3400-3420	1,555	0.023
3380-3400	1,538	0.022
3360-3380	1,452	0.021
3340-3360	1,403	0.02
3320-3340	1,334	0.019
3300-3320	1,117	0.017
3280-3300	792	0.016
3260-3280	640	0.015
3240-3260	487	0.014
3220-3240	303	0.013
3200-3220	116	0.015
3180-3200	52	0.013
3160-3180	25	0.013
3140-3160	57	0.012
3120-3140	39	0.013
3100-3120	27	0.012
Zone Totals	22,526	0.021	2,252	0.019
Total Indicated	24,778	0.021

Indicated Mineral Resource:

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Cautionary Note to US Investors concerning estimates of and Indicated Resources

This section uses the terms “indicated resources”. We advise US investors while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them. US investors are cautioned not to assume that any part of all mineral deposits in these categories will ever be converted into reserves.

Table 12: Inferred mineral resources for the Almaden deposit, 0.011 opt cutoff

	Main	Zone	Main	Zone
Elevation Interval (ft)	Tons, 1000’s	Opt Au	Tons, 1000’s	Opt Au
3700-3720	30	0.015
3680-3700	170	0.017	357	0.023
3660-3680	359	0.018	448	0.021
3640-3660	546	0.02	416	0.021
3620-3640	635	0.019	431	0.019
3600-3620	664	0.017	389	0.018
3580-3600	632	0.015	340	0.015
3560-3580	487	0.014	202	0.013
3540-3560	440	0.016	103	0.013
3520-3540	443	0.018	42	0.015
3500-3520	490	0.018
3480-3500	578	0.019
3460-3480	647	0.021
3440-3460	773	0.022	Northwest Zone
3420-3440	906	0.022
3400-3420	965	0.023	20	0.016
3380-3400	1,006	0.022	49	0.015
3360-3380	1,021	0.02	94	0.014
3340-3360	1,075	0.018	123	0.019
3320-3340	1,098	0.016	150	0.019
3300-3320	851	0.016	162	0.018
3280-3300	620	0.016	148	0.017
3260-3280	445	0.016	118	0.015
3240-3260	281	0.015	57	0.014
3220-3240	258	0.015	5	0.011
3200-3220	194	0.015
3180-3200	162	0.015
3160-3180	113	0.015
3140-3160	167	0.015
3120-3140	170	0.015
3100-3120	108	0.015
Zone Totals	16,337	0.018	3,652	0.018
Total Inferred	19,989	0.018

Inferred Mineral Resource:

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Cautionary Note to US Investors concerning estimates of Inferred Resources

This section uses the terms “inferred resources”. We advise US investors while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.  US investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Discussion of the Inferred Mineral Resource: The central sections of the Main and North zones and to a lesser extent the Northwest mineralized zones of the Almaden deposit have been drilled on close spacing. In the Main zone 45% of the interpolated blocks have a composite within 50 feet of the block center and 88% of the interpolated blocks have a composite within 100 feet of the block centre. In the North zone 39% of the interpolated blocks have a composite within 50 feet of the block center and 87% of the interpolated blocks have a composite within 100 feet of the block center. Despite the higher drill density in this part of the deposit, the limited geological controls available to guide grade interpolation prevented categorizing mineralization in the Measured category.

There is a gap in the tonnage table between elevations 3540 and 3400 of the North mineralized zone. This gap exists because holes collared on the ridge in the central section of this zone extended no deeper than 3540 elevation. Also, holes located on the western side of this zone were collared at elevations of 3400 and lower.

Material Affect of Non Geoscientific Factors: Non geoscientific factors such as environmental, permitting, legal, title, taxation, socio-economic, marketing, and political issues can affect the estimate of mineral resources. In the case of a Mineral Resource under the current CIM standards, there must be reasonable prospects for economic extraction. In the author’s opinion, none of the non-geoscientific factors that may impact the Almaden deposit rule out the prospects for economic extraction from the deposit.

Material Affect of Technical Factors: Numerous geoscientific factors have the potential of affecting the economic viability of a given gold deposit such as Almaden. These factors include, but are not limited to reserve drill hole density, blasting characteristics, pit wall stability, stripping ratio, mining dilution rates, electrical consumption related to work index, gold metallurgy and recovery rates, reagent consumption and deposit hydrology. Reliable sensitivity data for such geoscientific factors have not been generated for the Almaden deposit and therefore cannot be discussed here. Table 13 shows the effect of changing cutoff grades on total tons and average grade of several cut offs.

Table 13: Sensitivity of grade and tonnage to cut-off grades, Almaden Deposit.

Cutoff Grade (opt gold)	Main, North & NW Zones, Indicated Mineral Resources
	Tons, 1000’s	Grade (opt gold)
0.006	42.9	0.015
0.008	34.6	0.017
0.011	24.8	0.021
0.012	22.2	0.022

As a further check on the reliability of the block model grade estimates completed for this resource estimate, 10 assay intervals from Freegold’s large diameter core holes C27 through C36 were compared against the block models calculated by Surpac Vision software used in the resource estimate (Table 14).  The three assay splits from each core hole interval were averaged and then compared to the block model assay for the same footage intervals.  Block model assays ranged from 4.8% more than the corresponding core interval grade to 43.22% less than the corresponding core interval grade. Block model assay grades averaged about 10% lower than the corresponding interval from the large diameter core samples. If this comparison holds for the remainder of the Almaden resource base it suggests that the current resource estimates for Almaden are conservative.

Table 14: Comparison of grades from block model and large diameter core intervals

Core Hole No.	Split A (opt)	Split B (opt)	Split C (opt)	Split Avg. (opt)	From (ft)	To (ft)	Block Model Average (opt)	Percent Difference
27	0.021	0.025	0.023	0.023	12	189	0.018	27.64%
28	0.022	0.021	0.021	0.021	20	110	0.019	9.74%
29	0.018	0.017	0.016	0.017	4	165	0.017	-2.36%
30	0.020	0.020	0.017	0.019	0	160	0.016	18.56%
31	0.022	0.023	0.024	0.023	12	104	0.024	-4.80%
32	0.029	0.027	0.029	0.028	6	116	0.020	43.22%
33	0.013	0.015	0.013	0.014	4	190	N/A	N/A
34	0.017	0.018	0.021	0.019	35	219	0.019	-3.38%
35	0.023	0.022	0.022	0.022	20	153	0.023	-1.51%
36	0.041	0.040	0.040	0.040	25.6	123	0.038	5.15%

Exploration

Additional resource potential in the Almaden area exists at the Stinking Water and Cove Creek prospects to the north and south of the main Almaden resource base. While drilling data are limited, both of these areas deserve further evaluation as they are along trend of the structure(s) which appear to control the mineralization in the main deposit area.

Deep, high-grade “feeder zone” gold – silver mineralization is the other area where significant resource potential exists at Almaden. Following discovery of the Midas gold deposit in 1994, it became apparent that old mercury and/or mercury – gold occurrences in the Northern Nevada Rift have significant but virtually unexplored potential for high grade gold – silver mineralization below the exposed mercury rich hot springs occurrences (Goldstrand and Schmidt, 2000). Since then, deposit such as Mule Canyon, Buckhorn and Hollister, each thought to be Carlin-type derivatives in the 1980’s, were recognized as hot springs gold – silver – mercury occurrences representing the upper extremes of a typical hot springs hydrothermal system (John and Wallace, 2000; John and others, 2000). Comparison of the Northern Nevada Rift with the volcanic rift of southwestern Idaho where the Almaden deposit is located suggests the two share numerous similarities, including the mid-Miocene age of the host rocks, the strong north-northwest controls on mineralization, the associated mercury and anomalous As and Sb, the depleted base metal contents, the hot springs alteration and the strata-controlled nature of alteration and mineralization in basinal sediments. Given these similarities, a compelling case can be made that high level silica encapsulated gold-silver mineralization at Almaden may be the upper part of a deep-seated hot springs system with potential for bonanza grade quartz vein-hosted gold-silver mineralization similar to that being mined at the Ken Snyder mine.

Based on the past exploration on the property and mineral exploration being conducted at similar systems in the Northern Nevada Rift, the following recommendations are warranted:

1.

All geological data from existing drill logs should be integrated into the project drilling database to assist in production of plan and section maps to be used for drill targeting and future resource estimates. Verification of digital database gold values with available laboratory certificates should be expanded to eliminate errors through the drill database. Approximate cost of this work is $50,000 (Table 15).

2.

Infill and step-out reverse circulation drilling should be conducted in the Stinking Water zone to determine the extent and grade of higher grade intervals encountered in previous drilling.  Encouraging past results suggest the Stinking Water area may have potential to host surface-mineable resources that should be quantified prior to conducting additional metallurgical or economic scoping exercises. Total recommended drilling would be 10,000 feet in 15-20 holes. All holes should be logged from chip trays retained for future use.  A ¼ split should be collected at the drill site and analyzed for gold by fire assay plus a multi-element suite, including mercury, by ICP methods using four acid digestion. Total approximate cost would be $400,000, including all labor, drilling, analytical, permitting, reclamation and support costs (Table 15).

3.

Supplemental metallurgical test-work is recommended in order to gain a better sense as to how recovery increases with smaller crush sizes.  No size versus recovery test work has been done on bulk, blasted samples in the past.  As such, this “shot rock” which will have a higher number of micro-fractures, was consistently reporting higher recoveries than smaller crush sizes which were generated from core material.  Smaller crush sizes of blasted material are expected to result in improved gold recoveries, and additional test-work on blasted material at varying crush sizes from ROM down to 3/8 inch is required to determine an optimum crush size.  Sample locations for this supplemental blasting should be selected after the above mentioned geological evaluation is completed in order to ensure that sampled materials are representative of the deposit as a whole.  Approximate cost of this work = $350,000 (Table 15).

4.

Infill and confirmation drilling should be conducted in the Main and North zones to provide updated information on rock chemistry, rock mechanics, rock densities, lithology controls, metallurgy and other parameters currently not available.  All core should be PQ (3.345 inches) diameter or larger to enable sample replicates and metallic screen analyses to be conducted in addition to cyanide leach metallurgical testing.  Total recommended drilling would be 10,000 feet in 20-30 holes. All holes should be logged, photographed, split and analyzed for gold by fire assay plus a multi-element suite, including mercury, by ICP methods using four acid digestion. Total approximate cost would be $1,000,000, including all labor, drilling, analytical, permitting, reclamation and support costs (Table 15).

5.

Deep feeder zone mineralization should be explored by core drilling with minimum target depths of 2,000 feet and maximum depths of 3,000 feet. Initial targeting would be directed to the northeast or southwest to test for northwest-trending feeder zones parallel to regional and district-scale structural trends. All core should be HQ diameter or larger to enable sample replicates and metallic screen analyses to be conducted in the event coarse grained gold – silver mineralization is encountered. Total recommended drilling would be 15,000 feet in 5-7 holes. All holes should be logged, photographed, split and analyzed for gold by fire assay plus a multi-element suite, including mercury, by ICP methods using four acid digestion. Additional metallurgical tests, metallic screen analyses and cyanidation tests should be conducted on mineralized intervals in these holes.  Total approximate cost would be $900,000, including all labor, drilling, analytical, permitting, reclamation and support costs (Table 15).

Table 15: Summary of cost estimates for recommended exploration and development programs on the Almaden project.

Recommended Program	Approx. Cost (US$)	Comments
Database Work	50,000	No field work anticipated
Stinking Water Drilling	400,000	10,000 feet RC drilling
Metallurgical Tests	350,000	Crushing and recovery
Main & North Drilling	1,000,000	Infill, 10,000 feet core
Deep Bonanza Drilling	900,000	15,000 feet core
Total	$2,700,000

5.

PGM Property A Ontario, Canada

Property Description and Location

Figure 5: PGM A Property Location Map

By various agreements dated between 6 March and 19 December 2000, the Company acquired a property in the Sudbury region, Ontario known as the PGM A Property.  During the prior year, the Company earned a 100% interest in the property by making cash payments of $100,000, issuing 300,000 shares and incurring exploration expenditures of $50,000.  The Company is also required to issue a further 100,000 shares to the optionor upon the completion of a bankable feasibility study.

The property is subject to a 3% NSR.   The Company has the right to purchase up to 2% of the NSR for $3,000,000; the first 1% for $1,000,000 and the second 1% for $2,000,000.

By Letter Agreement dated 16 November 2001, the Company granted to PFN, a company with certain directors in common, an option to earn a 70% interest in PGM A for cash payments of $55,000, issuance of 20,000 PFN shares and exploration expenditures on the property of $55,000 (completed).

PFN has the right to purchase an additional 30% interest in the property by paying to the Company $750,000.  The Company and PFN will share the NSR buyout privileges in proportion to their respective interests.

The Property is located in Dana and Janes Townships, of Ontario, which lie approximately 100 road kilometers northeast of the City of Sudbury, Ontario (Figure 5). The Dana Lake portion is accessed by traveling northwest and then north along Highway 805 from River Valley, and then by a series of logging roads, skidder trails and/or access trails.

6.

Duke Property, British Columbia, Canada

Property Description and Location

Figure 6: Location Map, Duke Project

By agreement dated 21 October 2004 and amended 24 December 2004 the Company can acquire, from a third party, up to a 70% interest in certain mineral claims known as the Duke Property located in Merritt, British Columbia.  To acquire a 51% interest in the property, the Company must, at its option, complete the following:

	Issue Shares	Cash Payments	Cumulative Exploration Expenditures
Upon receipt of drill permits (paid)	-	$10,000	-
Upon receipt of regulatory approval (issued)	25,000	-	-
On or before 31 May 2005 (issued)	25,000	-	-
On or before 1 October 2005 (incurred)	-	-	100,000
On or before 21 October 2005 (issued)	50,000	-	-
On or before 1 October 2006	-	-	350,000
On or before 1 October 2007	-	-	750,000
	100,000	$10,000

Upon written notification of completion of the exploration expenditures, cash payments and share issuances set out above, the Company shall vest with a 51% interest in the project.  The Company may further elect, within 120 days of the notification date of vesting with a 51% interest, to increase its interest to 70% by paying an additional $150,000 which the Company at its sole election may pay up to 50% in shares and by incurring an additional $1,000,000 in exploration expenditures within three years of the election date.

The Company will act as operator of the property. The Company may terminate this agreement at any time within 30 days written notice upon completing the $100,000 exploration expenditure and the $10,000 payment (paid and completed).

The Property consists of the WOW#1 Claim of 20 units (Tag No. 239493) in the Nicola Mining Division, BC, located approximately 32 km west of the town of Merritt. Access to the property is by paved road and then by logging road to the centre of the property.

7.

Grew Creek Property, Yukon Territory, Canada

Property Description and Location

By Letter Agreement dated 27 May 2004 the Company can acquire, from a third party (“Optionor”), up to a 100% interest in certain mineral claims known as the Grew Creek Property located in Whitehorse Mining District, Yukon Territory.  To acquire a 100% interest in the property, the Company must, at its option, complete the following:

	Issue Shares	Cash Payments	Incur Exploration Expenditures
Upon signing the letter agreement (paid)	-	$5,000	$-
Within 5 days of regulatory approval (issued/paid)	50,000	35,000	-
On or before 27 May 2005 (issued/paid/incurred)	50,000	45,000	75,000
On or before 27 May 2006	50,000	65,000	150,000
On or before 27 May 2007	50,000	75,000	325,000
On or before 27 May 2008	-	80,000	450,000
On or before 27 May 2009	-	-	500,000
	200,000	$305,000	$1,500,000

The project is subject to a 3% NSR. In the event that commercial production has not commenced on the property by the 6th anniversary of the Letter Agreement, the Company shall make an advance royalty payment in the amount of $50,000.  On the 7th Anniversary, the advance royalty payments shall increase to $100,000 and remain at that level until such time that commercial production commences, or until the Company notifies the Optionor that it does not intend to proceed to commercial production and returns the property to the Optionor.  These advance royalty payments made shall be deducted from the NSR payments due.  Once commercial production has commenced the minimum annual royalty payable shall be $50,000.

The Grew Creek Gold Project consists 277 claims (approximately 4,432 hectares) along the Robert Campbell Highway in the Whitehorse Mining District. The claims are located in a linear belt within the Tintina Trench from seven kilometres southwest of Ross River to 20 kilometres south of Faro. The claims are located on NTS map sheets 105 F15, K/2 & 3.

The property is not subject to any known environmental liabilities to the best of the Company’s knowledge. The main mineralized zone is located two kilometres south of the Campbell Highway near Grew Creek at Km 380. The necessary Class 2 notification was completed in order to conduct the exploration carried out in 2004 and 2005/2006.  A review of previous exploration activities can be viewed in the “Report on Grew Creek Diamond Drilling” dated March 20th, 2005 prepared on behalf of Freegold Ventures previously filed on SEDAR.  Exploration results from the 2005/2006 program are still being compiled, as drilling was only recently completed and results are still pending. Italicized text below has been excerpted from the report entitled Report on Grew Creek Diamond Drilling” dated March 20th, 2005, by Robert Stroshein, P.Eng.

FARO
YT
NWT
Whitehorse
BC
RAT CREEK
TARN
MAIN ZONE
Robert Campbell Highway
ROSS RIVER
GREW CREEK
0 5 10 15 Kilometers

Figure 7 – Grew Creek Location Map

Table 16: Grew Creek Claim Listing

Grant Number	RegType	ClaimName	ClaimNbr	Claim Owner	Expiry Date	Status	NTS
YA75717	Quartz	CANYON	1	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA75718	Quartz	CANYON	2	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA75719	Quartz	CANYON	3	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA75720	Quartz	CANYON	4	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA75721	Quartz	CANYON	5	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA75722	Quartz	CANYON	6	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA75723	Quartz	CANYON	7	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA75724	Quartz	CANYON	8	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA75725	Quartz	CANYON	9	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA75726	Quartz	CANYON	10	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA75727	Quartz	CANYON	11	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA75728	Quartz	CANYON	12	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA75729	Quartz	CANYON	13	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA75730	Quartz	CANYON	14	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA75731	Quartz	CANYON	15	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA75732	Quartz	CANYON	16	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA75733	Quartz	CANYON	17	A.M. Carlos - 100%.	27/12/2025	Active	105K02
YA75734	Quartz	CANYON	18	A.M. Carlos - 100%.	27/12/2025	Active	105K02
YA75735	Quartz	CANYON	19	A.M. Carlos - 100%.	27/12/2025	Active	105K02
YA75736	Quartz	CANYON	20	A.M. Carlos - 100%.	27/12/2025	Active	105K02
YA75737	Quartz	CANYON	21	A.M. Carlos - 100%.	27/12/2025	Active	105K02
YA75738	Quartz	CANYON	22	A.M. Carlos - 100%.	27/12/2025	Active	105K02

YA75739	Quartz	CANYON	23	A.M. Carlos - 100%.	27/12/2025	Active	105K02
YA75740	Quartz	CANYON	24	A.M. Carlos - 100%.	27/12/2025	Active	105K02
YA75741	Quartz	CANYON	25	A.M. Carlos - 100%.	27/12/2025	Active	105K02
YA75742	Quartz	CANYON	26	A.M. Carlos - 100%.	27/12/2025	Active	105K02
YA75743	Quartz	CANYON	27	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA75744	Quartz	CANYON	28	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA75745	Quartz	CANYON	29	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA75746	Quartz	CANYON	30	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA75747	Quartz	CANYON	31	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA75748	Quartz	CANYON	32	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA75753	Quartz	CANYON	33	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA75754	Quartz	CANYON	34	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA75755	Quartz	CANYON	35	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA75756	Quartz	CANYON	36	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA75757	Quartz	CANYON	37	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA75758	Quartz	CANYON	38	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA75759	Quartz	CANYON	39	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA75760	Quartz	CANYON	40	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA81160	Quartz	CANYON	41	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA81161	Quartz	CANYON	42	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA81162	Quartz	CANYON	43	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA81163	Quartz	CANYON	44	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA81164	Quartz	CANYON	45	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA81165	Quartz	CANYON	46	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA81166	Quartz	CANYON	47	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA81167	Quartz	CANYON	48	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA81168	Quartz	CANYON	49	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA81169	Quartz	CANYON	50	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA81170	Quartz	CANYON	51	A.M. Carlos - 100%.	27/12/2028	Active	105K02
YA81171	Quartz	CANYON	52	A.M. Carlos - 100%.	27/12/2028	Active	105K02
YA81172	Quartz	CANYON	53	A.M. Carlos - 100%.	27/12/2028	Active	105K02
YA81173	Quartz	CANYON	54	A.M. Carlos - 100%.	27/12/2028	Active	105K02
YA81174	Quartz	CANYON	55	A.M. Carlos - 100%.	27/12/2028	Active	105K02
YA81175	Quartz	CANYON	56	A.M. Carlos - 100%.	27/12/2028	Active	105K02
YA81176	Quartz	CANYON	57	A.M. Carlos - 100%.	27/12/2024	Active	105K02
YA81177	Quartz	CANYON	58	A.M. Carlos - 100%.	27/12/2024	Active	105K02
YA81178	Quartz	CANYON	59	A.M. Carlos - 100%.	27/12/2024	Active	105K02
YA81179	Quartz	CANYON	60	A.M. Carlos - 100%.	27/12/2024	Active	105K02
YA81180	Quartz	CANYON	61	A.M. Carlos - 100%.	27/12/2023	Active	105K02
YA81181	Quartz	CANYON	62	A.M. Carlos - 100%.	27/12/2023	Active	105K02
YA81182	Quartz	CANYON	63	A.M. Carlos - 100%.	27/12/2023	Active	105K02
YA81183	Quartz	CANYON	64	A.M. Carlos - 100%.	27/12/2023	Active	105K02
YA81184	Quartz	CANYON	65	A.M. Carlos - 100%.	27/12/2023	Active	105K02
YA81185	Quartz	CANYON	66	A.M. Carlos - 100%.	27/12/2023	Active	105K02
YA81192	Quartz	CANYON	73	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA81193	Quartz	CANYON	74	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA81194	Quartz	CANYON	75	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA81195	Quartz	CANYON	76	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA81196	Quartz	CANYON	77	A.M. Carlos - 100%.	27/12/2027	Active	105K02
YA81197	Quartz	CANYON	78	A.M. Carlos - 100%.	27/12/2027	Active	105K02

YA81198	Quartz	CANYON	79	A.M. Carlos - 100%.	27/12/2028	Active	105K02
YA81199	Quartz	CANYON	80	A.M. Carlos - 100%.	27/12/2028	Active	105K02
YA81200	Quartz	CANYON	81	A.M. Carlos - 100%.	27/12/2028	Active	105K02
YA81201	Quartz	CANYON	82	A.M. Carlos - 100%.	27/12/2028	Active	105K02
YA81202	Quartz	CANYON	83	A.M. Carlos - 100%.	27/12/2028	Active	105K02
YA81203	Quartz	CANYON	84	A.M. Carlos - 100%.	27/12/2028	Active	105K02
YA81204	Quartz	CANYON	85	A.M. Carlos - 100%.	27/12/2024	Active	105K02
YA81205	Quartz	CANYON	86	A.M. Carlos - 100%.	27/12/2024	Active	105K02
YA81206	Quartz	CANYON	87	A.M. Carlos - 100%.	27/12/2024	Active	105K02
YA81207	Quartz	CANYON	88	A.M. Carlos - 100%.	27/12/2023	Active	105K02
YA81208	Quartz	CANYON	89	A.M. Carlos - 100%.	27/12/2023	Active	105K02
YA81209	Quartz	CANYON	90	A.M. Carlos - 100%.	27/12/2023	Active	105K02
YA81210	Quartz	CANYON	91	A.M. Carlos - 100%.	27/12/2016	Active	105K02
YA81211	Quartz	CANYON	92	A.M. Carlos - 100%.	27/12/2023	Active	105K02
YA81212	Quartz	CANYON	93	A.M. Carlos - 100%.	27/12/2022	Active	105K02
YA81213	Quartz	CANYON	94	A.M. Carlos - 100%.	27/12/2022	Active	105K02
YA85326	Quartz	GRAND	91	A.M. Carlos - 100%.	27/12/2016	Active	105K02
YA85327	Quartz	GRAND	92	A.M. Carlos - 100%.	27/12/2017	Active	105K02
YA85328	Quartz	GRAND	93	A.M. Carlos - 100%.	27/12/2020	Active	105K02
YA85329	Quartz	GRAND	94	A.M. Carlos - 100%.	27/12/2020	Active	105K02
YA85330	Quartz	GRAND	95	A.M. Carlos - 100%.	27/12/2020	Active	105K02
YA85331	Quartz	GRAND	96	A.M. Carlos - 100%.	27/12/2017	Active	105K02
YA85332	Quartz	GRAND	97	A.M. Carlos - 100%.	27/12/2016	Active	105K02
YA85333	Quartz	GRAND	98	A.M. Carlos - 100%.	27/12/2020	Active	105K02
YA85376	Quartz	GRAND	141	A.M. Carlos - 100%.	27/12/2017	Active	105K02
YA85377	Quartz	GRAND	142	A.M. Carlos - 100%.	27/12/2016	Active	105K02
YA85378	Quartz	GRAND	143	A.M. Carlos - 100%.	27/12/2020	Active	105K02
YA85379	Quartz	GRAND	144	A.M. Carlos - 100%.	27/12/2020	Active	105K02
YA85380	Quartz	GRAND	145	A.M. Carlos - 100%.	27/12/2020	Active	105K02
YA85381	Quartz	GRAND	146	A.M. Carlos - 100%.	27/12/2020	Active	105K02
YA85382	Quartz	GRAND	147	A.M. Carlos - 100%.	27/12/2020	Active	105K02
YA85383	Quartz	GRAND	148	A.M. Carlos - 100%.	27/12/2020	Active	105K02
YA85394	Quartz	GRAND	159	A.M. Carlos - 100%.	27/12/2016	Active	105K02
YA85395	Quartz	GRAND	160	A.M. Carlos - 100%.	27/12/2020	Active	105K02
YA85396	Quartz	GRAND	161	A.M. Carlos - 100%.	27/12/2020	Active	105K02
YA85397	Quartz	GRAND	162	A.M. Carlos - 100%.	27/12/2020	Active	105K02
YA85398	Quartz	CANYON	293	A.M. Carlos - 100%.	27/12/2022	Active	105K02
YA85399	Quartz	CANYON	294	A.M. Carlos - 100%.	27/12/2022	Active	105K02
YA85400	Quartz	CANYON	295	A.M. Carlos - 100%.	27/12/2022	Active	105K02
YA85401	Quartz	CANYON	296	A.M. Carlos - 100%.	27/12/2022	Active	105K02
YA85402	Quartz	CANYON	297	A.M. Carlos - 100%.	27/12/2022	Active	105K02
YA85403	Quartz	CANYON	298	A.M. Carlos - 100%.	27/12/2022	Active	105K02
YA85404	Quartz	CANYON	299	A.M. Carlos - 100%.	27/12/2022	Active	105K02
YA85405	Quartz	CANYON	300	A.M. Carlos - 100%.	27/12/2022	Active	105K02
YC08793	Quartz	CANON	1	A.M. Carlos - 100%.	27/12/2020	Active	105K02
YC08794	Quartz	CANON	2	A.M. Carlos - 100%.	27/12/2020	Active	105K02
YC08795	Quartz	CANON	3	A.M. Carlos - 100%.	27/12/2020	Active	105K02
YC08796	Quartz	CANON	4	A.M. Carlos - 100%.	27/12/2020	Active	105K02
YC08797	Quartz	CANON	5	A.M. Carlos - 100%.	27/12/2024	Active	105K02

YC08798	Quartz	CANON	6	A.M. Carlos - 100%.	27/12/2024	Active	105K02
YC08939	Quartz	CANON	7	A.M. Carlos - 100%.	27/12/2020	Active	105K02
YC08940	Quartz	CANON	8	A.M. Carlos - 100%.	27/12/2020	Active	105K02
YC08941	Quartz	CANON	9	A.M. Carlos - 100%.	27/12/2020	Active	105K02
YC08942	Quartz	CANON	10	A.M. Carlos - 100%.	27/12/2020	Active	105K02
YC08943	Quartz	CANON	11	A.M. Carlos - 100%.	27/12/2020	Active	105K02
YC08944	Quartz	CANON	12	A.M. Carlos - 100%.	27/12/2020	Active	105K02
YC08945	Quartz	CANON	13	A.M. Carlos - 100%.	27/12/2020	Active	105K02
YC08946	Quartz	CANON	14	A.M. Carlos - 100%.	27/12/2020	Active	105K02
YC18135	Quartz	DOZER	1	A.M. Carlos - 100%.	12/08/2008	Active	105K03
YC18136	Quartz	DOZER	2	A.M. Carlos - 100%.	12/08/2008	Active	105K03
YC18137	Quartz	DOZER	3	A.M. Carlos - 100%.	12/08/2008	Active	105K03
YC18138	Quartz	DOZER	4	A.M. Carlos - 100%.	12/08/2008	Active	105K03
YC18139	Quartz	DOZER	5	A.M. Carlos - 100%.	12/08/2008	Active	105K03
YC18140	Quartz	DOZER	6	A.M. Carlos - 100%.	12/08/2008	Active	105K03
YC18141	Quartz	DOZER	7	A.M. Carlos - 100%.	12/08/2008	Active	105K03
YC18142	Quartz	DOZER	8	A.M. Carlos - 100%.	12/08/2008	Active	105K03
YC18143	Quartz	DOZER	9	A.M. Carlos - 100%.	12/08/2008	Active	105K03
YC18144	Quartz	DOZER	10	A.M. Carlos - 100%.	12/08/2008	Active	105K03
YC18145	Quartz	DOZER	11	A.M. Carlos - 100%.	12/08/2008	Active	105K03
YC18146	Quartz	DOZER	12	A.M. Carlos - 100%.	12/08/2008	Active	105K03
YC18147	Quartz	DOZER	13	A.M. Carlos - 100%.	12/08/2008	Active	105K03
YC18148	Quartz	DOZER	14	A.M. Carlos - 100%.	12/08/2008	Active	105K03
YC18762	Quartz	KAOLIN	1	A.M. Carlos - 100%.	17/09/2010	Active	105K03
YC18763	Quartz	KAOLIN	2	A.M. Carlos - 100%.	17/09/2010	Active	105K03
YC18764	Quartz	KAOLIN	3	A.M. Carlos - 100%.	17/09/2010	Active	105K03
YC19300	Quartz	KAOLIN	4	A.M. Carlos - 100%.	17/09/2007	Active	105K03
YC19301	Quartz	KAOLIN	5	A.M. Carlos - 100%.	17/09/2007	Active	105K03
YC19302	Quartz	KAOLIN	6	A.M. Carlos - 100%.	17/09/2007	Active	105K03
YC19303	Quartz	KAOLIN	7	A.M. Carlos - 100%.	17/09/2007	Active	105K03
YC19304	Quartz	KAOLIN	8	A.M. Carlos - 100%.	17/09/2007	Active	105K03
YC19305	Quartz	KAOLIN	9	A.M. Carlos - 100%.	17/09/2007	Active	105K03
YC19306	Quartz	KAOLIN	10	A.M. Carlos - 100%.	17/09/2007	Active	105K03
YC19362	Quartz	MAVERICK	1	A.M. Carlos - 100%.	15/06/2019	Active	105K02
YC19363	Quartz	MAVERICK	2	A.M. Carlos - 100%.	15/06/2019	Active	105K02
YC19364	Quartz	MAVERICK	3	A.M. Carlos - 100%.	15/06/2019	Active	105K02
YC19365	Quartz	MAVERICK	4	A.M. Carlos - 100%.	15/06/2019	Active	105K02
YC19366	Quartz	MAVERICK	5	A.M. Carlos - 100%.	15/06/2019	Active	105K02
YC19367	Quartz	MAVERICK	6	A.M. Carlos - 100%.	15/06/2019	Active	105K02
YC19368	Quartz	MAVERICK	7	A.M. Carlos - 100%.	15/06/2019	Active	105K02
YC19369	Quartz	MAVERICK	8	A.M. Carlos - 100%.	15/06/2019	Active	105K02
YC19370	Quartz	MAVERICK	9	A.M. Carlos - 100%.	15/06/2019	Active	105K02
YC19371	Quartz	MAVERICK	10	A.M. Carlos - 100%.	15/06/2019	Active	105K02
YC19372	Quartz	MAVERICK	11	A.M. Carlos - 100%.	15/06/2019	Active	105K02
YC19373	Quartz	MAVERICK	12	A.M. Carlos - 100%.	15/06/2019	Active	105K02
YC19374	Quartz	KAOLIN	11	A.M. Carlos - 100%.	17/09/2008	Active	105K03
YC19375	Quartz	KAOLIN	12	A.M. Carlos - 100%.	17/09/2008	Active	105K03
YC26055	Quartz	MAVERICK	13	A.M. Carlos - 100%.	15/06/2019	Active	105K02
YC26056	Quartz	MAVERICK	14	A.M. Carlos - 100%.	15/06/2015	Active	105K02
YC26057	Quartz	MAVERICK	15	A.M. Carlos - 100%.	15/06/2015	Active	105K02
YC26058	Quartz	MAVERICK	16	A.M. Carlos - 100%.	15/06/2015	Active	105K02

YC26059	Quartz	MAVERICK	17	A.M. Carlos - 100%.	15/06/2015	Active	105K02
YC26060	Quartz	MAVERICK	18	A.M. Carlos - 100%.	15/06/2016	Active	105K02
YC26061	Quartz	MAVERICK	19	A.M. Carlos - 100%.	15/06/2016	Active	105K02
YC26062	Quartz	MAVERICK	20	A.M. Carlos - 100%.	15/06/2016	Active	105K02
YC26063	Quartz	MAVERICK	21	A.M. Carlos - 100%.	15/06/2016	Active	105K02
YC26064	Quartz	MAVERICK	22	A.M. Carlos - 100%.	15/06/2016	Active	105K02
YC26065	Quartz	MAVERICK	23	A.M. Carlos - 100%.	15/06/2016	Active	105K02
YC26066	Quartz	MAVERICK	24	A.M. Carlos - 100%.	15/06/2015	Active	105K02
YC26067	Quartz	MAVERICK	25	A.M. Carlos - 100%.	15/06/2016	Active	105K02
YC26068	Quartz	MAVERICK	26	A.M. Carlos - 100%.	15/06/2016	Active	105K02
YC26069	Quartz	MAVERICK	27	A.M. Carlos - 100%.	15/06/2016	Active	105K02
YC26070	Quartz	MAVERICK	28	A.M. Carlos - 100%.	15/06/2016	Active	105K02
YC26071	Quartz	MAVERICK	29	A.M. Carlos - 100%.	15/06/2015	Active	105K02
YC26072	Quartz	MAVERICK	30	A.M. Carlos - 100%.	15/06/2016	Active	105K02
YC26073	Quartz	MAVERICK	31	A.M. Carlos - 100%.	15/06/2016	Active	105K02
YC26074	Quartz	MAVERICK	32	A.M. Carlos - 100%.	15/06/2016	Active	105K02
YC26075	Quartz	MAVERICK	33	A.M. Carlos - 100%.	15/06/2016	Active	105K02
YC26076	Quartz	MAVERICK	34	A.M. Carlos - 100%.	15/06/2016	Active	105K02
YC26077	Quartz	MAVERICK	35	A.M. Carlos - 100%.	15/06/2016	Active	105K02
YC26078	Quartz	MAVERICK	36	A.M. Carlos - 100%.	15/06/2016	Active	105K02
YC29987	Quartz	SLEEPER	1	A.M. Carlos - 100%.	23/08/2005	Active	105F15
YC29988	Quartz	SLEEPER	2	A.M. Carlos - 100%.	23/08/2005	Active	105F15
YC29989	Quartz	SLEEPER	3	A.M. Carlos - 100%.	23/08/2005	Active	105F15
YC29990	Quartz	SLEEPER	4	A.M. Carlos - 100%.	23/08/2005	Active	105F15
YC29991	Quartz	SLEEPER	5	A.M. Carlos - 100%.	23/08/2005	Active	105F15
YC29992	Quartz	SLEEPER	6	A.M. Carlos - 100%.	23/08/2005	Active	105F15
YC29993	Quartz	SLEEPER	7	A.M. Carlos - 100%.	23/08/2005	Active	105F15
YC29994	Quartz	SLEEPER	8	A.M. Carlos - 100%.	23/08/2005	Active	105F15
YC29995	Quartz	SLEEPER	9	A.M. Carlos - 100%.	23/08/2005	Active	105F15
YC29996	Quartz	SLEEPER	10	A.M. Carlos - 100%.	23/08/2005	Active	105F15
YC30101	Quartz	MAVERICK	37	A.M. Carlos - 100%.	12/10/2014	Active	105K02
YC30102	Quartz	MAVERICK	38	A.M. Carlos - 100%.	12/10/2014	Active	105K02
YC30103	Quartz	MAVERICK	39	A.M. Carlos - 100%.	12/10/2014	Active	105K02
YC30104	Quartz	MAVERICK	40	A.M. Carlos - 100%.	12/10/2014	Active	105K02
YC30105	Quartz	MAVERICK	41	A.M. Carlos - 100%.	12/10/2014	Active	105K02
YC30106	Quartz	MAVERICK	42	A.M. Carlos - 100%.	12/10/2014	Active	105K02
YC30107	Quartz	MAVERICK	43	A.M. Carlos - 100%.	12/10/2014	Active	105K02
YC30108	Quartz	MAVERICK	44	A.M. Carlos - 100%.	12/10/2014	Active	105K03
YC30109	Quartz	MAVERICK	45	A.M. Carlos - 100%.	12/10/2014	Active	105K03
YC30110	Quartz	MAVERICK	46	A.M. Carlos - 100%.	12/10/2014	Active	105K03
YC30111	Quartz	MAVERICK	47	A.M. Carlos - 100%.	12/10/2014	Active	105K02
YC30112	Quartz	MAVERICK	48	A.M. Carlos - 100%.	12/10/2014	Active	105K02
YC30113	Quartz	CANON	15	A.M. Carlos - 100%.	12/10/2014	Active	105K02
YC30114	Quartz	CANON	16	A.M. Carlos - 100%.	12/10/2014	Active	105K02
YC30115	Quartz	CANON	17	A.M. Carlos - 100%.	12/10/2014	Active	105K02
YC30116	Quartz	CANON	18	A.M. Carlos - 100%.	12/10/2014	Active	105K02
YC30117	Quartz	CANON	19	A.M. Carlos - 100%.	12/10/2014	Active	105K02
YC30118	Quartz	CANON	20	A.M. Carlos - 100%.	12/10/2014	Active	105K02
YC30119	Quartz	CANON	21	A.M. Carlos - 100%.	12/10/2014	Active	105K02
YC30120	Quartz	CANON	22	A.M. Carlos - 100%.	12/10/2014	Active	105K02

YC30121	Quartz	CANON	23	A.M. Carlos - 100%.	12/10/2014	Active	105K02
YC30122	Quartz	CANON	24	A.M. Carlos - 100%.	12/10/2014	Active	105K02
YC37856	Quartz	RAIL	51	Freegold - 100%.	30/12/2010	Active	105K02
YC37857	Quartz	RAIL	52	Freegold - 100%.	30/12/2010	Active	105K02
YC37858	Quartz	RAIL	53	Freegold - 100%.	30/12/2010	Active	105K02
YC37859	Quartz	RAIL	54	Freegold - 100%.	30/12/2010	Active	105K02
YC37860	Quartz	RAIL	55	Freegold - 100%.	30/12/2010	Active	105K02
YC37861	Quartz	RAIL	56	Freegold - 100%.	30/12/2010	Active	105K02
YC37863	Quartz	RAIL	58	Freegold - 100%.	30/12/2010	Active	105K02
YC37866	Quartz	RAIL	61	Freegold - 100%.	30/12/2010	Active	105K02
YC37867	Quartz	RAIL	62	Freegold - 100%.	30/12/2010	Active	105K02
YC37868	Quartz	RAIL	63	Freegold - 100%.	30/12/2010	Active	105K02
YC37869	Quartz	RAIL	64	Freegold - 100%.	30/12/2010	Active	105K02
YC37870	Quartz	RAIL	65	Freegold - 100%.	30/12/2010	Active	105K02
YC37871	Quartz	RAIL	66	Freegold - 100%.	30/12/2010	Active	105K02
YC37872	Quartz	RAIL	67	Freegold - 100%.	30/12/2010	Active	105K02
YC37873	Quartz	RAIL	68	Freegold - 100%.	30/12/2010	Active	105K02
YC37874	Quartz	RAIL	69	Freegold - 100%.	30/12/2010	Active	105K02
YC37875	Quartz	RAIL	70	Freegold - 100%.	30/12/2010	Active	105K02
YC37878	Quartz	RAIL	73	Freegold - 100%.	30/12/2008	Active	105K02
YC37879	Quartz	RAIL	74	Freegold - 100%.	30/12/2008	Active	105K02
YC37880	Quartz	RAIL	75	Freegold - 100%.	30/12/2008	Active	105K03
YC37881	Quartz	RAIL	76	Freegold - 100%.	30/12/2008	Active	105K03
YC37883	Quartz	RAIL	78	Freegold - 100%.	30/12/2008	Active	105K03
YC37920	Quartz	RAIL	115	Freegold - 100%.	30/12/2008	Active	105K03
YC37922	Quartz	RAIL	117	Freegold - 100%.	30/12/2006	Active	105K03
YC37923	Quartz	RAIL	118	Freegold - 100%.	30/12/2006	Active	105K03
YC37924	Quartz	RAIL	119	Freegold - 100%.	30/12/2006	Active	105K03
YC37925	Quartz	RAIL	120	Freegold - 100%.	30/12/2006	Active	105K03
YC37926	Quartz	RAIL	121	Freegold - 100%.	30/12/2006	Active	105K03
YC37927	Quartz	RAIL	122	Freegold - 100%.	30/12/2006	Active	105K03
YC37928	Quartz	RAIL	123	Freegold - 100%.	30/12/2006	Active	105K03
YC37929	Quartz	RAIL	124	Freegold - 100%.	30/12/2006	Active	105K03
YC37930	Quartz	RAIL	125	Freegold - 100%.	30/12/2006	Active	105K03
YC37931	Quartz	RAIL	126	Freegold - 100%.	30/12/2006	Active	105K03
YC37932	Quartz	RAIL	127	Freegold - 100%.	30/12/2006	Active	105K03
YC37933	Quartz	RAIL	128	Freegold - 100%.	30/12/2006	Active	105K03
YC37934	Quartz	RAIL	129	Freegold - 100%.	30/12/2006	Active	105K03
YC37935	Quartz	RAIL	130	Freegold - 100%.	30/12/2006	Active	105K03
YC37936	Quartz	RAIL	131	Freegold - 100%.	30/12/2006	Active	105K03
YC37937	Quartz	RAIL	132	Freegold - 100%.	30/12/2006	Active	105K03
YC37938	Quartz	RAIL	133	Freegold - 100%.	30/12/2006	Active	105K03
YC37939	Quartz	RAIL	134	Freegold - 100%.	30/12/2006	Active	105K03
YC37940	Quartz	RAIL	135	Freegold - 100%.	30/12/2006	Active	105K03
YC37941	Quartz	RAIL	136	Freegold - 100%.	30/12/2006	Active	105K03
YC37942	Quartz	RAIL	137	Freegold - 100%.	30/12/2006	Active	105K03
YC37943	Quartz	RAIL	138	Freegold - 100%.	30/12/2006	Active	105K03
YC37944	Quartz	RAIL	139	Freegold - 100%.	30/12/2006	Active	105K03
YC37945	Quartz	RAIL	140	Freegold - 100%.	30/12/2006	Active	105K03
YC37946	Quartz	RAIL	141	Freegold - 100%.	30/12/2006	Active	105K03

YC37947	Quartz	RAIL	142	Freegold - 100%.	30/12/2006	Active	105K03
YC37948	Quartz	RAIL	143	Freegold - 100%.	30/12/2006	Active	105K03
YC37949	Quartz	RAIL	144	Freegold - 100%.	30/12/2006	Active	105K03
YC37950	Quartz	RAIL	145	Freegold - 100%.	30/12/2006	Active	105K03

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

The Yukon Energy power line to Ross River passes through the property and is located within 500 metres of the Main zone mineralization.

The property is located within the Tintina Trench, a major physiographic trough trending northwest along the Pelly River valley.  The topographic relief is moderate, ranging between 700 and 1,000 metres elevation.  The property is transected by a number of northerly draining creeks and streams which rise in the Pelly Mountains and flow into the Pelly River.

There are no known conflicting surface rights which could represent an impediment to potential mining.

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

Hudson Bay Exploration and Development Company, Limited (HBED) optioned the property in November, 1983 and added the Canyon claims in January and Grand claims in September 1984.  HBED carried out ground geophysical, geochemical surveys, trenching, diamond drilling (13 holes, 1 732 metres), and reverse circulation drilling (19 holes, 1,660 metres) in 1984-85.  HBED carried reconnaissance type exploration along the length of the property and identified a number of areas for detail investigations.  This activity included line cutting followed by geophysical and geochemical surveys in 1986.  HBED returned the property to Carlos in 1987.

Noranda Exploration Company Ltd. optioned the property in 1987 and formed an exploration Joint Venture (JV) with Goldnev Resources Inc. (formerly Golden Nevada Resources Inc.), Brenda Mines Ltd. and Hemlo Gold Mines Ltd. to develop the property.  The JV expanded the property by adding the Can and Ran claims surrounding the original claims.  The JV carried out extensive diamond drilling on the Main Zone (67 holes, 16,180 metres) and in the Tarn Zone area (10 holes, 3,045 metres) in 1987-88.  Reverse circulation drilling (13 holes, 1,669 metres) in 1988 was directed at testing various geophysical targets between the Main Zone and the Tarn Zone areas.  Exploration along the trend of the Tintina Fault System by the JV included a 4,900 line kilometre airborne survey with a 100 metre line spacing.  The survey reported electro-magnetic, total field magnetic, vertical magnetic gradient, apparent resistivity and VLF-EM results.  The JV collected approximately 5,000 till and humus samples along lines at 1 kilometre spacing along the structural trend on the Grew Creek Gold Property and adjoining claims.

Goldnev Resources Ltd. acquired a 100 % working interest in the JV and carried out diamond drilling (10 holes, 1,158 metres) on the central portion of the Main Zone in 1989.  Goldnev carried out backhoe trenching on four targets outside the Main Zone which had been identified in 1986.  Goldnev returned the property to Carlos in 1991.

Wheaton River Minerals Limited optioned the Main Zone area claims and carried out a preliminary evaluation of the economical potential of mining the deposit before relinquishing the option in 1992.

Carlos conducted line cutting and VLF-EM on a grid in the Kilometre 410 area in 1992.  He followed up on the anomalies with shallow test pits.

YGC Resources Ltd. acquired an option to earn a 100 % interest in the property in November, 1992 (the agreement was signed in February 1993).  YGC carried out diamond drilling (17 hole 1,944 metres), established line grids, and conducted soil sampling and geophysical surveys in target areas along the claim belt in 1993.  Later in the program excavator trenching was carried out near Danger Creek and on the Blackhawk claims and an additional five (5) shallow diamond drill holes totalling 307 metres were drilled on the Main Zone.

In 1994, YGC drilled 14 diamond drill holes totalling 1 307 metres which included nine holes on the South zone located 50 metres south of the Main Zone and five holes on the east end of the Main zone deposit.

In 1995, YGC drilled a total of 17 holes (1,767 metres) on seven separate exploration grids along claim belt from Km. 410 near the west end to the South Canol geophysical target east of the Canol Road in the Watson Lake Mining District.  The program included three holes at the Main Zone of which one hole (GC-95-181) intersected an average gold grade of 7.6 g/t across 9.0 metres on section 10+287.5 E at the 770 metre elevation.

In 1996 YGC carried out a diamond drill program (17 holes, 1,560.7 metres) that consisted of systematic shallow drill testing of the Main Zone mineralization on intermediate sections between 10+175 E and 10+287.5 E.

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

Post mineral faulting has disrupted the Main Zone mineralization.  The post mineral faulting appears to mimic the extensional faulting on a smaller scale with relatively small vertical and lateral offsets between blocks formed by this conjugate set of faulting.  A simplified interpretation has been applied to account for small scale (10 - 20 metres) offsets of the W-E fault zone and the "aquiclude" welded tuff unit.  A series of north-south (n-s) trending faults with conjugate east-west (e-w) faults are indicated in the drill core with narrow broken core intervals and clay seams.  At least 10 n-s faults are indicated with less evidence of e-w faults because of the drill-hole orientations (020o/200o).  The n-s faults break up the deposit into a series of narrow (25 - 50 metres) panels.  The e-w faults locally terminate the mineralized zone (GC-94-153) or caused repetition of the mineralized zone (GC-88-25).

Exploration

Exploration since 1984 has included geological mapping, geophysical ground and airborne surveys (magnetic and VLF-EM), geochemical till sampling, trenching, reverse circulation drilling and diamond drilling.  These activities were carried out along a 50-kilometer length of the Tintina Trench from south of Faro to east of the Canol Road.

A total of 33,918 meters of drilling in 199 diamond and reverse circulation drill holes from 1984 to the end of 2004.  Of the total, 147 drill holes totaling 25,446 meters were drilled on the Main Zone at Grew Creek.  The remainder of the holes were drilled over a 50 kilometer strike length on the property with the bulk of these drilled in the Rat Creek area one (1) to five (5) kilometers east of the Main Zone.

Table 17:  Historical Drilling on the Grew Creek Gold Project, Yukon.

Year	Operator	DDHoles	RCHoles	Meters	Targets
1984	HBED	13		1,732	Main Zone
1985	HBED		19	1,660	Extensions Main Zone,Tarn/drumlin, Till sections
1987	Noranda	27		5,113	Main Zone
1988	Noranda	30	1	11,105	Main Zone
		10		3,045	Tarn zone area
			12	1,448	Tarn zone area
1989	Goldnev	10		1,158	Main Zone
1993	YGC	17		1,944	Regional exploration
1994	YGC	14		1,307	Main Zone - South Zone
1995	YGC	17		1,767	Main Zone and regional
1996	YGC	17		1,561	Main Zone
2004	Freegold	12		2,078	Main Zone east – west drilling
Totals		167	32	33,918

Freegold acquired a nearly complete database of the drilling carried out on the property and a re-interpretation of previous drill results.  The conclusions following the last drill program on the Main Zone in 1996 recommended re-orienting the drilling grid to test the mineralization at 90o to the established drill grid.  This recommendation was based on the conclusions that the thickest massive quartz-adularia veins had been intersected at acute core angles indicating the previous drill holes had intersected the veins at unfavorable angles.  The explanation helped to explain the abrupt changes in thickness and grades observed between the drill sections.  The conclusions also indicated potential for extending the mineralization open to the south, north and to depth.

The conclusions were supported by the structural analysis of the Tintina Fault System where the  strain ellipse in the north trending extensional faults develop as a result of east-west extension and north-south compression.

The remainder of the exploration data (geological mapping, geochemical and geophysical surveys) generated during 1984 – 1988 were completed before the industry routinely produced digital databases and are therefore currently compiled on paper.

Freegold also acquired other target areas on the property where gold-silver mineralization had been discovered and were open for re-interpretation.  Drilling in the 2004 and 2005/2006 diamond drill program was carried out by E.Caron Diamond Drillling of Whitehorse.

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

As described in History above there have been a number of operators on the Grew Creek property since the original discovery of gold-silver mineralization.  The reliability of the data can be expected to vary, but overall, multiple sources provide some assurance of reliability.  Post mineral faulting and the interpretation of preferential orientation of the mineralizing systems can explain the erratic nature of the mineralization as describe in several reports.

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

The western end of the Grew Creek property is exposed in outcrop 500 metres northwest of Grew Creek.  The weathered outcrop exposed in the trenches has strong clay alteration with local irregularly distributed quartz-adularia altered veinlets and silicification.  The discovery showing near section 10+050 E had an average grade of 3.53 g/t gold and 5.25 g/t silver across 13 metres.  Fine banded and brecciated quartz-adularia veins are hosted in silicified coarse CLP tuff in a paleo-hot spring vent.  Drill holes intersected the down dip projection at 15, 60, 85, 100 and 115 metre depths.  The underlying rhyolite and CLP tuff units are intensely brecciated and the core recovery in the mineralized intervals was generally poor.  Gold values from the drill intersection are of relatively narrow intervals with grades ranging from 1.28 to 6.51 g/t.

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

High-grade intersections representing proximal vent breccia mineralization have been identified from the drill results.  There are four major high-grade intersections that represent segments along the northerly trending extensional zone.  Segment number One hosts the vent breccia exposed in the silified knoll of the discovery outcrop.  The vent breccia in segment number Two was intersected in GC-87-29 that assayed

42.1 g/t gold and 284.1 g/t silver over 16.5 meters (not true width).  The vent breccia in segment number Three was first identified in drill hole GC-96-196 that yielded an average grade of 28.6 g/t gold across 17 meters (not true width).  Drill hole GC-87-39 intersected a vent breccia zone in segment number Four that averaged 54.9 g/t gold and 54.5 g/t silver over 6 meters (not true width).

Drilling

A 12 HQ diamond drill-hole program was carried out by Freegold Ventures Limited between September 12 and December 12, 2004 that totaled 2,078 meters.  The objective of the drilling program was to confirm whether there is a north-south controlling trend to the mineralization and to determine the continuity and extent of the various segments along the deposit.

All 12 diamond drill holes were drilled at a bearing of 110o – 290o (grid east or west) to test two of the central segments of the Main Zone vein system. Overburden depth in the area is increasing eastward from 29.3 metres to 70.25 metres.  The locations of the holes were measured from the Noranda grid baseline (bearing 110o) with chain and a tripod mounted Brunton compass.  The drill holes were surveyed with a MI3 down hole survey tool where the strike and dip are measured electronically at systematic intervals down the hole.  The collar elevation was estimated from the surrounding known drill-hole collars.

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

Table 18: Assay Intervals Significant for 2004 diamond drill holes.

Drill Hole	From (m)	To (m)	Width (m)	Est. True Width (m)	Au gm/t	Ag gm/t
GC-225	37.5	155.5	118.0	88.5	1.81	2.6
Including	91.4	109.0	17.5	13.1	6.79	8.8
GC-226	44.00	142.00	98.0	73.5	0.44	0.60
Including	135.80	142.00	6.2	4.6	1.86	0.90
GC-227	103.95	148.15	44.2	33.2	4.340	7.9
Including	106.85	125.60	18.8	14.1	9.210	16.8
Including	106.85	113.10	6.3	4.7	22.100	45.1
GC-228	54.7	85.5	30.8	23.1	0.18	0.5
And	127.4	133.8	6.4	4.8	0.18	0.7
GC-229	47.7	54.3	6.6	5.0	0.21	0.4
And	103.3	112.6	9.3	7.0	0.22	1.6
GC-230	122.8	127.6	4.8	3.6	0.16	0.3
GC-231	42.5	133.2	90.7	68.0	0.16	0.2
Including	45.4	57.8	12.4	9.3	0.29	0.2
And	114.9	131.7	16.8	12.6	0.29	0.3
GC-232	77.9	88.7	10.8	8.1	1.09	5.8
And	136.0	146.0	10.0	7.5	2.15	5.1

GC-233	36.3	149.1	112.8	84.6	1.06	1.4
Including	37.8	54.3	16.5	12.4	3.33	3.4
And	112.5	114.0	1.5	1.1	9.25	2.1
GC-234	32.7	167.3	134.6	101.0	0.68	1.0
Including	32.7	60.7	28.0	21.0	1.15	1.6
And	104.9	107.9	3.0	2.3	2.51	1.3
And	153.6	159.7	6.1	4.6	1.49	1.4
GC-235	56.6	114.6	58.0	43.5	0.46	0.9
Including	76.2	79.3	3.1	2.3	1.25	1.5
GC-236	34.7	162.2	127.5	95.6	0.53	0.8
Including	34.7	47.5	12.8	9.6	1.87	1.8
And	100.3	104.7	4.4	3.3	1.81	1.1

Sampling and Analysis

The sampling procedures utilized by Freegold  for the 2004 diamond drill program were as follows.

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

A total of 1,224 samples that includes 40 blank, 44 standard and 40 duplicate samples were shipped to Vancouver to be analyzed by ALS Chemex.  All samples were analyzed for 28 elements.  Gold analyzes were by fire assay followed by atomic absorption finish and multi elements were analyzed by the Induce Couple Plasma (ICP) method.  In addition 787 samples were analyzed for Mercury by the cold vapor Atomic Absorption Spectophotometry method.

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

Security of Samples

The exploration programs carried out between 1984 and 1996 were carried out prior to National Instrument 43-101 coming into effect.  The sampling methods as reported by the various operators conformed to industry standards at that time and although geologists supervising the sampling programs may not have been “Qualified Persons” within the meaning of National Instrument 43-101 they were experienced in the exploration industry.

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

The samples were delivered by personnel to the commercial carrier in Whitehorse, Yukon for shipment to Chemex Labs in Vancouver, B.C.

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

Mineral Resource Estimates

There are no 43-101 compliant resources on the property.

Exploration

The exploration model for the type of epithermal mineralization found at Grew Creek, is for the stock work systems to be concentrated in massive sheeted veins at depth.  In most mineral districts where this occurs such as Bodie California the sheeted veins are the most productive zone of mineralization.

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

Further diamond drilling is recommended on the Main Zone veins as well of the known mineralization at Rat Creek, the Knoll zone and Km 410.  Diamond drilling is recommended to obtain a sufficient sample to allow structural and orientation interpretation.

Definition drilling is recommended to continue on the Main Zone Vein.   Drilling is required to determine the extents of the vein segments laterally and vertically.  A total of 22 drill holes are required for a total of 5,000 meters.  The drill holes will test the three main segments of the vein system on three sections each at depths of 75, 125 and 200 meters and a single drill hole to test one segment to the 250-meter depth.  The objective of this program is to determine the overall dimensions of the mineralized system and provide an estimate of potential resources.  Shallow drill holes are recommended on the additional drill targets.

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

5,000 meters @ $ 175/meter

$    875,000

Rat Creek exploration drilling

   900 meters @ $ 175/meter

$    157,500

Knoll Zone exploration drilling

   475 meters @ $ 175/meter

$      83,125

Km 410 exploration drilling

   275 meters @ $ 175/meter

$      48,125

Total

6,650 meters

$ 1,163,750

Contingencies @ 15%

$    174,500

Grand Total

$ 1,338,000

2005 Program

The 2005 exploration program included ground geophysical and geochemical surveys as well as a 1,200 metre diamond drill program. An induced polarization survey was conducted over the Main Zone, to determine if a geophysical signature is associated with the style of gold mineralization hosted on the property. The survey defined a chargeability anomaly that coincides very well with the horizontal extent of the known gold mineralized envelope at the Main Zone. Subsequent geophysical programs determined that similar chargeability signatures exist in the Rat Creek and Tarn areas, located 1.0 km and 1.5 kms east of the Main Zone respectively.

Four holes drilled in the Rat Creek area in March 2005 intersected alteration and anomalous mineralization similar to holes located 50 metres along trend from the quartz-adularia stockwork hosting the Main Zone gold mineralization. This suggested the presence of a nearby structure similar to that found at the Main Zone. Results of the geophysics appear to confirm that additional structures capable of hosting gold mineralization may exist in the Rat Creek and Tarn areas. Neither of these two new target areas has been previously drilled. Exploration results from the 2005/2006 program are still being compiled, as drilling was only recently completed and results are still pending.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The following discussion and analysis should be read in conjunction with the Company’s consolidated audited financial statements and related notes thereto included herein. The Company’s financial statements have been prepared in accordance with Canadian GAAP.  Reference should be made to Note 10 to the financial statements for a discussion of the material differences from the amounts presented in Canadian GAAP to US GAAP.

The Company is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.

The Company’s accounting policy is to capitalize all costs relating to the acquisition, exploration and development on an individual property basis until such time as the property is put into production or the property is disposed of either through sale or abandonment. The costs capitalized for mineral properties are reviewed on a property-by-property basis to consider if there is any impairment on the subject property.  As at December 31, 2005, the Company has capitalized cumulatively $8,584,178 on the acquisition and exploration of its mineral property interests.

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

Fiscal Year Ended December 31, 2005 compared to Fiscal Year Ended December 31, 2004

Results of Operations

The year ended December 31, 2005 resulted in a net loss of $1,368,370 which compares with a loss of $1,652,721 for the same period in 2004. The loss for 2004 had been reduced by $365,968 which is the tax benefit associated with the ren~~ou~~ u nciation of flow-through shares. Even though the full amount of $365,968 has been recorded as a future income tax recovery, the Company may not realize this benefit unless the Company is successful at bringing projects into commercial production.  General and administrative expenses for the year ended December 31, 2005 were $1,328,008, a decrease of $53,709 over the same period in 2004. Consulting fees of $304,998 were recorded as compared to $173,124 during the previous year.   The Company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on of after 1 January 2003.  The new standard requires that all stock-based awards be measured and recognized using a fair value based method.  In years prior to 2003 , stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees. The fair value of stock options that vested using the Black-Scholes Option Pricing Model was $214,799 for the period ended December 31, 2005 compared to $358,150 for the previous year. All other general and administrative costs were relatively the same when compared to the previous year.  No capital gains were realized on the sale of investments in 2005 as compared to $30,570 over the same period in 2004.   Miscellaneous   income of $958 was earned as compared to $73,003 the previous year when the C ompany was the operator on the Meridian/Golden Summit joint venture project in Alaska. Interest income of $39,476 was also earned in 2005 as compared to $65,250 in the previous year as the Company had fewer funds on deposit.

During the year ended December 31, 2005, the Company incurred mineral property deferred exploration costs of $1,114,827.  Of the deferred exploration costs, $23,389 relates to the minimum holding costs and $49,948 was incurred to update the engineering report for the Almaden project in Idaho. $90,963 was incurred on a trenching program on the Golden Summit project in Alaska and $24,633 was spent on the Rob project in Alaska. Mineral property acquisition costs of $173,513 were also incurred which included $24,755 for the Almaden Idaho project, $21,175 for the Rob Alaska project and $82,583 for the Golden Summit Alaska project. The Company also received $30,000 from Pacific North West Capital Corp. as part of the Union Bay joint venture agreement. During the year, the Company terminated the Liberty Bell Alaska property agreement and the associated costs of $35,730 were written off. Two new Canadian properties were acquired during the previous year. The Company continued with the Grew Creek project in the Yukon by making a cash payment of $45,000 and issuing 50,000 shares with a deemed value of $15,000. $669,224 in exploration expenditures was spent on the Grew Creek project during the year with $152,873 being received as a mineral tax credit from the Yukon government.  The Company also spent $210,482 in deferred exploration expenses and issued 100,000 shares at a value of $35,000 on the Duke project in  B.C.

Shareholder relations and promotional activities undertaken by the C ompany, which included attendance at various trade shows, cost $176,242 for the period ended December 31, 2005, a decrease of $28,062 over the same period in 2004.

Fiscal Year Ended December 31, 2004 compared to Fiscal year Ended December 31, 2003

Results of Operations

The year period ended December 31, 2004 resulted in a net loss of $1,652,721 which compares with a loss of $1,177,923 for the same period in 2003.  The loss for 2004 has been reduced by $365,968 which is the tax benefit associated with the renounciation of flow-through shares.  Even though the full amount of $365,968 has been recorded as a future income tax recovery, the Company may not realize this benefit.  General and administrative expenses for the quarter ended December 31, 2004 were $1,381,717 an increase of $128,126 over the same period in 2003.  Consulting fees of $173,124 were recorded as compared to $297,581 during the previous year.   During the prior year, the Company adopted the new recommendations of CICA Handbook Section 3870, share-based compensation and other share-based payments, effective to all awards granted on of after 1 January 2003.  The new standard requires that all share-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, share-based compensation expense was only recognized when share-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees. The fair value of stock options that vested using the Black-Scholes Option Pricing Model was $358,150 for the period ended December 31, 2004 compared to $261,350 for the previous year.  All other general and administrative costs were relatively the same when compared to the previous year.  A $30,570 capital gain was realized on the sale of investments as compared to $66,591 over the same period in 2003.  Directors and officers liability insurance was obtained for an annual cost of $36,500 with the prorated amount of $17,100 included under insurance.  Miscellaneous income of $73,003 was earned as the Company was the operator on the Meridian/Golden Summit joint venture project in Alaska. Interest income of $65,250 was also earned as compared to $19,654 in the previous year as the Company had more funds on deposit.

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

Fiscal Year Ended December 31, 2003 compared to Fiscal year Ended December 31, 2002

Results of Operations

The fiscal year ended December 31, 2003 resulted in a net loss of $1,177,923 which compares with a loss of $788,001 for the same period in 2002. During 2003 a mineral property write-down of $18,717 was recorded as certain general exploration and property examination costs in Alaska were written off.  General and administrative expenses for the year ended December 31, 2003 were $1,253,591 an increase of $534,021 over the same period in 2002.  Consulting fees of $297,581 was recorded compared to $93,326 during the previous year.  The Company adopted the new recommendations of CICA Handbook Section 3870, share-based compensation and other share-based payments, effective to all awards granted on of after 1 January 2003.  As encouraged by CICA Handbook Section 3870, the Company has enacted early adoption of the fair value based method of accounting for awards issued to both non-employees and employees for the fiscal year beginning 1 January 2003.  The new standard requires that all share-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, shares-based compensation expense was only recognized when share-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.  The fair value of stock options, that vested, using the Black-Scholes Option Pricing Model was $261,350 compared to $238,495 for the previous year.  Travel costs of $97,152 were incurred, an increase of $36,280 over the previous period while all other general and administrative costs were relatively the same when compared to the previous year.  During the year, the Company signed a two-year vehicle operating lease agreement with current year costs of  $17,098 and future lease obligations of $13,369.  A $66,591 capital gain was realized on the sale of investments as compared to $49,534 over the same period in 2002.

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

B.

Liquidity and Capital Resources

Fiscal Year Ended December 31, 2005 compared to Fiscal Year Ended December 31, 2004

At December 31, 2005, the Company’s working capital, defined as current assets less current liabilities, was $689,794 compared with $1,723,301 at December 31, 2004.  During 2005, 1,495,385 shares were issued for gross proceeds of $246,215.

The Company has a portfolio of investments with a book value of $197,153 and a market value of $263,052 as at December 31, 2005. The investments consist of 400,400 shares of Pacific North West Capital Corp. and 332,400 shares of CanAlaska Ventures Ltd.  CanAlaska also has 65,000 warrants at $0.12 and is currently trading at $0.50.  These companies have certain directors in common. These amounts are included in the above working capital. The Company had ~~s~~ 31,562,590 issued and outstanding shares at December 31, 2005.

Subsequent to year end, the Company issued 1,500,000 shares through private placements for gross proceeds of $300,000.

With estimated general and administrative expenses of $75,000/month, $900,000 will be incurred over the next 12 months.  The Company believes that it has sufficient working capital to cover its annual general and administrative expenses.  Any proposed exploration work programs will have to be funded through existing working capital, joint ventures, raising new capital or by selling its marketable securities currently valued at $263,052.

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

Material Differences between Canadian and US Generally Accepted Accounting Principles

The significant difference between Canadian and US GAAP on the consolidated financial statements for the twelve months ended December 31, 2005 are as follows:

US GAAP required that mineral property acquisition costs and deferred exploration expenditures be written off as incurred, or until economically recoverable proven and probable reserves are identified, at which time further costs incurred may be deferred.  Mineral acquisition costs and deferred exploration expenditures during the 2005 year requires an adjustment of $1,074,807 to the loss reported under Canadian GAAP.

The loss under Canadian GAAP for the 2005 year was $1,368,370.  After adding mineral costs adjustment of $1,074,807, and a foreign exchange adjustment of $2,072, a loss under US GAAP of $2,445,249 is reported.  The loss per share under Canadian GAAP is $0.04 as compared to a loss of $0.08 per share under US GAAP.

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

The Company does not have any contractual obligations.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table states the name, province or state, and country of residence of each of the directors and executive officers of the Company, the positions and offices presently held by them and the period or periods of time during which each has served as a director of the Company.

Name, Position in Company and Province or State and Country of Residence	Period(s) a Director of the Company
Harry Barr Vancouver BC, Canada Chairman	Since 1985

Name, Position in Company and Province or State and Country of Residence	Period(s) a Director of the Company
Bernard Barlin Hampshire, UK Director	Since 1989
Colin Bird Camberley, UK Director	Since 1996
Hubert Marleau Montreal, Quebec, Canada Director	Since 1996
Hans von Michaelis Colorado, US Director	Since 2003
Steve Manz West Vancouver BC, Canada President & CEO	Since 2005
Kristina Walcott Vancouver BC, Canada VP, Business Development	Since 2005
Gordon Steblin Richmond BC, Canada Chief Financial Officer	Since 2003
Taryn Downing North Vancouver BC, Canada Corporate Secretary & VP, Administration	Since 1995

Additional details including principal occupation for the past five years of the above directors or executive officers are as follows:

Harry Barr – Chairman and Director

Mr. Barr has been involved in the mining industry for over 20 years and has an extensive background in business management, corporate finance, and marketing.  Mr. Barr is currently President, CEO, & Director (1996-present) of Pacific North West Capital Corp.; Chairman & Chief Operating Officer (2004-present), Director (1989-present) and President and Chief Executive Officer (1989-2004) of CanAlaska Ventures Ltd.; Chairman (1999-present), Director (1985-present) and President and Chief Executive Officer (1985-1999) of Freegold Ventures Limited; President (2003-present) and Director (1999-present) of El Nino Ventures Inc.

Bernard Barlin- Director

Mr. Barlin has over 40 years experience in the mining industry and has worked as a consulting metallurgist with Hudson Bay Mining and Smelter Company. He has a degree in Engineering from the University of Witwatersrand in Johannesburg, and is a registered professional engineer in Manitoba and the U.K.  Mr. Barlin is currently a Director of CanAlaska Ventures Ltd. (1989-present); Pacific North West Capital Corp. (2000-present); El Nino Ventures Inc. (2004-present) and Freegold Ventures Limited. (1985-present).

Colin Bird- Director

Mr. Bird, Fellow of the Institution of Mining Engineers, is an engineer with extensive international experience in developing, financing and managing mines.  Mr. Bird is currently CEO of Jubilee Platinum PLC and Managing Director of Lion Mining Finance Ltd. as well as a Director of various other mining companies.

Hubert Marleau - Director

Mr. Marleau, a graduate of the University of Ottawa is currently Director of CanAlaska Ventures Ltd. and Freegold Ventures Limited (1996-Present), President & CEO of Palos Capital Corp. (1998-present).  He currently sits on the board of numerous companies.

Hans von Michaelis– Director

Hans von Michaelis graduated in 1970 with a Ph.D. in Geochemistry from the University of Cape Town. He is President of Randol International Ltd (1977-present) which is engaged in business development and financial consulting in the mining industry. He is also a director of Morgain Minerals Inc.

Steve Manz – President and CEO

Mr. Manz holds a B.A.Sc. in geological engineering from the University of Toronto, and an MBA from York University and has been involved in the financing and operation of several North American gold producers.  From 2003 to 2005 Mr. Manz was a financial consultant in the mining and power generation sector.  From 2000 to 2003 he served as the Director of Finance of Energy Development Group, LLC in Connecticut.

Kristina Walcott – Vice-President, Business Development

Ms. Walcott has worked in various capacities in the mining and mineral exploration industry for the past 18 years. Ms. Walcott has held administrative and field positions including General Manager of Orex Laboratories, a diamond sample processing facility and Mines Land Manager for Pacific North West Capital and CanAlaska Ventures Limited, both Vancouver-based mineral exploration companies with extensive land positions in Canada and the United States. In addition she was actively involved in the geophysical contracting industry where she assisted in remote-site field geophysical surveys for major and junior mining firms. Ms. Walcott has served as the Company’s VP Business Development since March 2005 where she is responsible for identifying and acquiring new business opportunities in the mining sector.

Gordon Steblin – Chief Financial Officer

Mr. Steblin, B. Comm., CGA, is currently the Chief Financial Officer of Pacific North West Capital Corp., Freegold Ventures Limited, El Nino Ventures Inc. and CanAlaska Ventures Ltd. (2002-present) and accountant of Pacific North West Capital Corp. (1996-2002), Freegold Ventures Limited (1994-2002), CanAlaska Ventures Ltd. (1994-2002), and El Nino Ventures Inc. (1999-2002).

Taryn Downing – Corporate Secretary and Vice-President, Administration

An administrator with over 25 years experience in both the public and private sectors. Ms. Downing is currently the Corporate Secretary & VP, Administration for Pacific North West Capital Corp. (1998-present), CanAlaska Ventures Ltd. and Freegold Ventures Limited (1995–present) and El Nino Ventures Inc. from (1999-present).

B.

Compensation

Executive Compensation

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

Summary Compensation Table

The following table sets forth all compensation for all years indicated in respect of the individuals who were, the NEOs as of December 31, 2005.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Harry Barr Chairman	2005 2004 2003	103,680(1) 103,680(1) 103,680(1)	3,138 20,960 21,120	Nil Nil Nil	Nil 190,000(3) 500,000(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Steve Manz, President & CEO(2)	2005	25,000	Nil	Nil	1,500,000(5)	$157,500	Nil	Nil
Gordon Steblin, CFO	2005 2004 2003	26,771(1) 30,313(1) 35,315(1)	1,785 11,400 Nil	Nil Nil Nil	Nil 100,000 60,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Fees paid through a service Company.

(2)

Steve Manz was appointed President & CEO on October 18, 2005.

(3)

These stock options were granted to Canadian Gravity, a wholly-owned company of Mr. Barr.

(4)

250,000 of these stock options were granted to Canadian Gravity Recovery Inc., a wholly-owned company of Mr. Barr. The remaining 250,000 stock options were granted to Mr. Barr directly.

(5)

Of the 1,500,000 granted, 500,000 of these were granted under the Company’s 2004 Stock Option Plan on September 30, 2005 and are exercisable at a purchase price of $0.20.  These stock options are vested as to 62,500 stock options exercisable November 1, 2005 and every three months thereafter until August 1, 2007.  The closing price of the Company’s shares on September 30, 2005 was $0.18.  1,000,000 of these were granted as nominal value performance shares at a purchase price of $0.01 per share on October 3, 2005.  These performance shares are vested as to 100,000 exercisable January 1, 2006, and 81,818 every three months thereafter until July 1, 2008 and the remaining shares August 1, 2008 as to 81,820.  The closing price of the Company’s shares on October 3, 2005 was $0.185.

Compensation of Executive Officers

See above summary compensation table.

The following table sets out the options granted to Directors and Executive Officers during the Company's most recently completed financial year.

Name of Director and/or Executive Officer	Securities Under Option	Exercise Price	Value of Unexercised in the Money Options at Dec 31, 2005	Expiry Date
Harry Barr	Nil	N/A	N/A	N/A
Steve Manz	500,000 (options) 1,000,000 (performance shares)	$0.20 $0.01	$12,500 $215,000	Sept 30/10 Aug 1/08
Kristina Walcott(1)	400,000 (performance shares)	$0.01	$75,250	Mar 5/09
Colin Bird	Nil	N/A	N/A	N/A
Bernard Barlin	Nil	N/A	N/A	N/A
Hubert Marleau	Nil	N/A	N/A	N/A
Taryn Downing	Nil	N/A	N/A	N/A
Gordon Steblin	Nil	N/A	N/A	N/A

(1)   Of the 400,000 performance shares granted to Kristina Walcott, 50,000 have been issued.

The closing price of the Company’s common shares on December 31, 2005 was $0.225.

Options Granted to NEOs During the Most Recently Completed Financial Year

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Share)	Market Value of Shares Underlying Options on the Date of Grant ($/Security)	Expiration Date
Harry Barr, Chairman	Nil	Nil	Nil	Nil	Nil
Steve Manz, President & CEO	500,000 stock options	83.3%	$0.20	$0.18	Sept 30/10
Steve Manz, President & CEO	1,000,000 performance shares	71.4%	$0.01	$0.185	Aug 1/08
Gordon Steblin, CFO	Nil	Nil	Nil	Nil	Nil

Aggregated Option\SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option\SAR Values

The table below sets out, on an aggregate basis, the number of common shares of the Company acquired through stock options by the NEOs under the Company’s Stock Option Plan during the financial year ended December 31, 2005 and the number and value of unexercised options as at December 31, 2005.

Name	No. of Shares Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	No. of Unexercised Options at Dec. 31, 2005 (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at Dec. 31, 2005 ($)(2) Exercisable/Unexercisable
(a)	(b)	(c)	(d)	(e)
Canadian Gravity Recovery Inc.(3)	Nil	Nil	590,000/0	Nil
Harry Barr, Chairman	Nil	Nil	250,000/0	Nil
Steve Manz President & CEO	Nil	Nil	62,500/437,500(4) 0/1,000,000(5)	$1,562/$10,937 0/$215,000
Gordon Steblin, CFO	Nil	Nil	210,000/0	Nil

(1)	Aggregate Value Realized is the difference between the market price of the Company's common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.
(2)	Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Company on the TSX on December 31, 2005 of $0.225 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.
(3)	A private company wholly-owned by Harry Barr.
(4)	Represents stock options.
(5)	Represents performance shares.

Option and SARs cancelled/expired to NEOs during the most recently completed financial year.

The table below sets out the number of common shares of the Company cancelled/expired through stock options by the NEOs under the Company’s Stock Option Plan during the financial year ended December 31, 2005.

Name	Date of Grant	Number Granted	Exercise Price	Expiry Date
Harry Barr	February 11, 1998	6,250	$0.50	February 11, 2005
Canadian Gravity Recovery Inc.(1)	February 28, 2000	81,000	$0.50	February 28, 2005
293020 BC Ltd.(1)	February 28, 2000	81,000	$0.50	February 28, 2005
Steve Manz President & CEO	Nil	Nil	Nil	Nil
Gordon Steblin, CFO	February 11, 1998 February 28, 2000	12,500 18,750	$0.50 $0.50	February 11, 2005 February 28, 2005

(1)

A private company wholly-owned by Harry Barr.

Option and SAR Repricings

No options to NEOs were repriced during the financial year ended December 31, 2005.

Long Term Incentive Plans  – Awards in Most Recently Completed Financial Year

Other than the grant of stock options pursuant to the Company’s share option plan, the Company made no LTIP awards during the most recently completed financial year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have defined benefit or actuarial plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

The NEOs do not have agreements with respect to their employment with the Company.  Refer to Compensation of Directors below disclosing the payments made by the Company.

Composition of the Compensation Committee

The Compensation Committee is comprised of Colin Bird, Hubert Marleau, and Hans von Michaelis.  None of these directors are officers or employees of the Company. The Compensation Committee periodically reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America, level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Board of Directors and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its executive officers.

The relative emphasis of the Company on cash compensation, options, SARs securities purchase programs, shares or units that are subject to restrictions on resale and other incentive plans is variable.  The Company’s cash compensation to NEO’s tends to remain more or less constant, while any options, SARs security purchase programs are left to the discretion of the Board of Directors and therefore may fluctuate from year to year.

The Company takes into consideration the issuance of options, SARs, shares and units, the grants made in previous years, and the number that remain outstanding along with the amount of options remaining issuable under the Company’s stock option plan.

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

The Company’s Board of Directors, while determining cash compensation to the Chairman, President, and CEO takes into consideration the extensive experience in the mining industry, responsibilities and duties as Chairman, President, and CEO, as well as personal risks and contributions to the Company’s success.  The Chairman, President, and CEO receive a base cash compensation that the Company feels is in line with that paid by similar companies in North America; however no formal survey was completed by the Compensation Committee or the Board of Directors.

Securities Authorized for Issuance Under Equity Compensation Plans

During fiscal year ended 2005, the Company maintained three incentive and stock option compensation plans:  a Stock Option Plan Amended May 20, 2004, a Stock Option and Incentive Plan dated April 26, 2005 and a Performance Share Plan, all of which have been previously approved by the shareholders of the Company and by the Exchange.  The following table sets forth information with respect to the securities outstanding under these incentive and stock option compensation plans as at December 31, 2005.

Equity Compensation Plan Information

Plan Category	Number of shares to be issued upon exercise of outstanding options and other rights	Weighted-average exercise price of outstanding options and other rights	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	5,570,000	0.30	4,732,543
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	5,570,000	0.30	4,732,543

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial year ending December 31, 2005.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

Interest of informed persons in material transactions

None of the directors or executive officers of the Company or other informed person, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein or elsewhere in this Information Circular.

Re-appointment of Auditors

Staley Okada & Partners, Chartered Accountants will be nominated at the Company’s Annual General Meeting for re-election as the Company’s auditors for the ensuing year.  Remuneration of Staley Okada & Partners is to be determined by the Company’s Board of Directors. Staley, Okada & Partners have been auditors of the Company since July 5, 2000.

Management Contracts

No management functions of the Company or any subsidiary are to any substantial degree performed by a person other than the directors or executive officers of the Company or subsidiary, except as disclosed herein.

C.

Board Practices

Statement of Corporate Governance Practices

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires that each reporting company disclose its corporate governance practices on an annual basis.  The Company’s general approach to corporate governance is summarized below.

Board of Directors

The Board is currently composed of five directors.  All the proposed nominees are current directors.

Independence

Section 1.4 of Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”) sets out the standard for director independence.  Under MI 52-110, a director is independent if he has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  MI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship to the Company.

Applying the definition set out in section 1.4 of MI 52-110, three of the five members of the Board are independent.  The members who are independent are Bernard Barlin, Hubert Marleau and Hans von Michaelis.  Harry Barr is not independent by virtue of the fact that he was, within the past 3 years, an executive officer of the Company (Mr. Barr was the former CEO of the Company from August 21, 1991 to October 18, 2005).  Colin Bird is not independent by virtue of the fact that he was, within the past 3 years, an executive officer of the Company (Mr. Bird was the former President of the Company from February 19, 1999 to June 29, 2005).

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board of Directors, the Board ensures that a majority of independent Directors sit on all Board committees.

Other Directorships

In addition to their positions on the Board, the following Directors also serve as Directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Harry Barr	CanAlaska Ventures Ltd. Pacific North West Capital Corp. El Nino Ventures Inc.
Colin Bird	CanAlaska Ventures Ltd. Jubilee Platinum PLC Tiger Resource Finance PLC Pan African Resources PLC MIT Ventures Corp.
Bernard Barlin	CanAlaska Ventures Ltd. Pacific North West Capital Corp. El Nino Ventures Inc.
Hubert Marleau

CanAlaska Ventures Ltd.

Contact Image Corporation

Global (GMPC) Holdings Inc

Global Development Resources, Inc.

GobiMin Inc.

Huntington Resources

Knowlton Capital Inc.

Magistral Biotech Inc.

Malette Industries Inc.

Maudore Minerals Ltd

Mitec Telecom Inc.

Niocan Inc.

Normabec Mining Resources Ltd.

ORTHOsoft Inc. (formerly ORTHOsoft Holdings Inc.)

Uni-Sélect Inc.

South Malartic Resources Inc.

Warnex Inc.

Hans von Michaelis	Morgain Minerals Inc.

Meetings of Directors

The Board holds a minimum of four regular meetings each year, as well as additional meetings as required.  Since the beginning of the Company’s most recently completed financial year, the independent Directors have not held a meeting at which non-independent Directors were not in attendance.

Chairman

In the year ended December 31, 2005, Harry Barr was the Chairman.  Under MI 52-110, Mr. Barr is not independent by virtue of the fact that he was the former CEO of the Company (August 21, 1991 to October 18, 2005) (in order to be independent, Mr. Barr must not have been an executive officer of the Company in the last three years).

The Board has a written mandate which ensures that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities.

Attendance Record

In the year ended December 31, 2005, the Board held two meetings and passed resolutions by way of consent resolutions on 17 different occasions.  All of the Directors attended all meetings and executed all consent resolutions.

Mandate of the Board of Directors

The mandate of the Board, as prescribed by applicable corporate law, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

Position Description for Chairman and CEO

The Board is in the process of developing a written position description for the Chairman of the Board.  The Board is also in the process of developing a written position description for the CEO.

Orientation and Continuing Education

Board turnover is relatively rare and, accordingly, the Company has not adopted a formalized process of orientation for new Board members.  Orientation of new directors is conducted on an ad hoc basis.

Directors are kept informed as to matters impacting, or which may impact, the Company’s operations through reports and presentations at the Board meetings.  Directors are also provided the opportunity to meet with senior management and other employees, advisors and Directors, who can answer any questions that may arise.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics, a copy of which is attached hereto as Schedule “A”.

Nomination of Directors

Board turnover is relatively rare and accordingly the Board does not have a nominating committee or a formal procedure with respect to the nomination of directors.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Board Committees

Committees of the Board are in integral part of the company’s governance structure.  There are three standing committees (the “Committees”), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

The Audit Committee is comprised of Hubert Marleau, Chairman of Audit Committee, Hans von Michaelis and Bernard Barlin who are financially literate in accordance with national securities legislation.  Mr. Hubert Marleau, B.Sc., is currently President & CEO of Palos Capital Corp., and has been a director or executive officer of several public companies for over 25 years; Mr. Hans von Michaelis holds a Ph.D. in Geochemistry and has been the President of Randol International Ltd. since 1977; and Mr. Bernard Barlin, B.Sc. (Eng.), P. Eng., C. Eng has been a director or executive officer of public companies for over 30 years.

All of these directors are independent in accordance with the standards of director independence set out under MI 52-110.

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

Audit Fees

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board.  The engagement of non-audit services will be considered by the Company's Board of Directors on a case by case basis.

In the following table, “audit fees” are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements.  “Tax fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees

December 31, 2005	$39,200	$2,137.67	$4,850	$ Nil
December 31, 2004	$29,650	Nil	$2,675	$ Nil

Compensation Committee

In fiscal year ended 2005, the Board of Directors appointed a Compensation Committee composed of three directors: Colin Bird, Hubert Marleau, and Hans von Michaelis.  Please see the section above entitled “Composition of the Compensation Committee” for further information on this Committee.

Corporate Governance Committee

In fiscal 2005, the Board of Directors appointed a Corporate Governance Committee composed of three directors: Colin Bird, Hubert Marleau, and Hans von Michaelis.  The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

Assessments

The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

D.

Employees

During the fiscal year ended December 31, 2005, the Company had one full-time employee and utilized various services of 16 part-time consultants.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all options or warrants to purchase shares of the Company held by such persons:

	Grant Date	Expiry Date	Exercise Price	Number of Options

Employees and Consultants	Dec 31, 2002	Dec 31, 2007	$0.50	300,000
	July 1, 2003	July 1, 2007	$0.25	100,000
	Sept 10, 2003	Sept 10, 2008	$0.48	360,000
	Feb 10, 2004	Feb 10, 2007	$0.55	80,000
	July 1, 2004	July 1, 2007	$0.31	50,000
	Nov 5, 2004	Nov 5, 2009	$0.40/$0.50	580,000
	July 13, 2005	July 13, 2010	$0.30	100,000
				1,570,000

Directors and Officers	Dec 31, 2002	Dec 31, 2007	$0.50	560,000
	Sept 10, 2003	Sept 10, 2008	$0.48	790,000
	Nov 5, 2004	Nov 5, 2009	$0.40/$0.50	800,000
	Sept 30, 2005	Sept 30, 2010	$0.20	500,000

				4,220,000

Description of Existing Incentive and Stock Compensation Plans

The Company has three existing incentive and stock compensation plans which have previously been approved by the shareholders: the 2004 Stock Option Plan, the 2005 Stock Option Plan and the Performance Share Plan.  These plans, which are detailed below, are maintained separate and apart from each other.

(a)

Stock Option Plan Amended May 20, 2004

The Company’s existing stock option plan, as amended May 20, 2004 (the “2004 Plan”) provides that the aggregate number of shares of the Company that may be issued under the 2004 Plan shall not exceed 5,258,341 shares.

		Percentage of Issued and Outstanding Shares as of February 28, 2005
Shares issued upon exercise of incentive stock options	85,000.026%
Shares reserved for issuance pursuant to unexercised incentive stock options	4,330,000	13.10%
Unallocated shares available for future grants of incentive stock options	843,341	2.55%
TOTAL	5,258,341	15.68%

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

The Company intends to continue with 2004 Plan until all allowable options have been granted.  Thereafter, the Company shall grant options pursuant to the 2005 SOI Plan.

(b)

April 26, 2005 Stock Option and Incentive Plan

The Company’s 2005 Stock Option and Incentive Plan (the “2005 SOI Plan”) provides that the aggregate number of shares of the Company that may be issued under the 2005 SOI Plan shall not exceed 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.  No securities have been granted or issued under the 2005 SOI Plan as at the date of this Circular.

2005 SOI Plan - General

The purpose of the 2005 SOI Plan is to attract and retain the best available personnel for positions with the Company, to provide incentives and awards to eligible persons under the plan, and to promote the success of the Company’s business.  Incentive benefits that may be granted under the 2005 SOI Plan include:  stock options (tax qualified and non-tax qualified); stock awards, restricted stock, stock appreciation rights, performance shares/units; grant or sale of compensation related restricted shares or deferred shares, cash awards or other incentives that may be determined by the Board in future.

The 2005 SOI Plan is administered by the Board in accordance with the terms of the 2005 SOI Plan.

The 2005 SOI Plan provides that the maximum aggregate number of shares of the Company which may be awarded under the 2005 SOI Plan will be 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.  The 2005 SOI Plan took effect March 1, 2005 and will terminate on March 1, 2015.

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

The Board may make amendments such as repricing and extending non insider options.

If required by Exchange policy to which the Company is subject, repricing or extension of incentive agreements to insiders shall require shareholder approval.

Stock Options

The Board may grant options to Participants to purchase common shares of the Company upon such terms and conditions as the Board may determine.  The option price will be at fair market value, as determined by the Board in accordance with applicable laws and exchange policies.  Unless otherwise specified, the term of each option will be five years from the date of grant with any vesting provisions being set at the discretion of the Board.  In most circumstances, an option will be exercisable for a period of three months after an employee ceases to be an employee, where such termination of employment is voluntary, (only with respect to options that are vested on such date of termination of employment).  The options will terminate on the date an employee’s employment by the Company is terminated, if such termination is for cause.  Where employment has been terminated due to disability or death, the options will be exercisable for six months from the date of termination of employment or death with respect only to options that are vested on the date of termination of employment or death, as the case may be.

Any grant of option may provide for payment to the optionee of dividend equivalents or accretions thereon in cash or shares on a current, deferred or contingent basis or the Board may provide that any dividend equivalent may be credited against the option price.  Any grant of an option may provide that payment of the option price may be made in the form of restricted shares or other shares that are not subject to risk of forfeiture or restrictions on transfer in the manner determined by the Board.  Any grant may allow for deferred payment of the option price through a sale and remittance procedure whereby the Participant will sell the common shares through a Company-designated brokerage firm, which firm then will forward directly to the Company from the proceeds of sale of the shares, the aggregate option price payable for the purchased shares.

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

(c)

Previously Approved Performance Shares

In 2003 and 2004, the shareholders approved the issuance of an aggregate of 2,187,482 nominal value performance shares (872,897 in 2003 and 1,314,585 in 2004).  To date, 1,400,000 of these have been allotted and 50,000 have been issued.  At the time of shareholder approval in 2003, the 872,897 shares represented 5% of the Company’s then issued and outstanding shares.  At the time of shareholder approval in 2004, the 1,314,585 shares represented 5% of the Company’s then issued and outstanding shares.  As at February 28, 2006, the 2,187,482 performance shares represent 6.6% of the Company’s issued and outstanding shares.

These performance shares shall be issued at the discretion of the Board to such arm’s length parties as the Board considers desirable to attract to the Company particular expertise, management experience, operations experience, financial capacity, industry profile and other such characteristics in the discretion of the Board.  Vesting provisions may be imposed at the discretion of the Board in its sole discretion at the date of issuance.  The total number of performance shares granted to any one individual may not exceed 5% of the Company’s issued and outstanding shares at the date of issuance.  As of February 28, 2006, 1,400,000 performance shares have been allotted.  Of the 400,000 performance shares, 50,000 have been issued and the remaining shares shall vest as to 50,000 shares on March 5, 2006 and every six months thereafter.  Of the 1,000,000 performance shares, none of these shares have been issued.  These share are vested as to 100,000 January 1, 2006 (these have been allotted but not yet issued), 81,818 shares every three months thereafter to July 1, 2008 and the remaining shares vest as to 81,820 shares on August 1, 2008.  These performance shares represent 4.23% of the Company’s issued and outstanding shares as at February 28, 2006.

The above 2,187,482 performance shares are separate from any performance shares that may be issued under the 2005 SOI Plan.

The following table sets out the options granted to directors, executive officers and others during the Company's most recently completed financial year.

Options and Other Rights to Purchase Shares

The following table summarizes the issued and outstanding options as at December 31, 2005.

Number Outstanding 31 December 2004	Granted	Exercised	Cancelled	Expired	Number Outstanding 31 December 2005	Exercise Price Per Share	Expiry Date
140,000	-	-	-	(140,000)	-	$0.50	11 February 2005
314,500	-	-	-	(314,500)	-	$0.50	28 February 2005
7,500	-	-	(5,000)	(2,500)	-	$0.50	5 May 2005
975,000	-	-	(115,000)	-	860,000	$0.50	31 December 2007
1,160,000	-	-	(10,000)	-	1,150,000	$0.48	10 September 2008
100,000	-	-	-	-	100,000	$0.25	1 July 2007
90,000	-	-	(10,000)	-	80,000	$0.55	10 February 2007
50,000	-	-	-	-	50,000	$0.31	1 July 2007
100,000	-	-	(100,000)	-	-	$0.25	1 July 2007
2,000,000	-	-	(620,000)	-	1,380,000	$0.40/ $0.50	5 November 2009
-	100,000	-	-	-	100,000	$0.40	13 July 2010
-	500,000	-	-	-	500,000	$0.20	30 September 2010
4,937,000	600,000	-	(860,000)	(457,000)	4,220,000

During the year ended December 31, 2005 there were 600,000 options granted and 1,317,000 options cancelled or expired to directors, officers, consultants and employees pursuant to the Company’s 2004

Plan.  As of December 31, 2005 there were 4,220,000 outstanding options issued under the Company’s 2004 Plan.

The following table sets out the options granted to directors, executive officers and others during the Company’s most recently completed financial year.

Optionee	Number of Shares Subject to Option	Date of Grant	Exercise Price ($/Security)	Expiration Date
Consultant	100,000	July 13, 2005	$0.40	July 13, 2010
Executive Officer	500,000	September 30, 2005	$0.20	September 30, 2010

Subsequent to year end, there were 110,000 stock options granted to a consultant of the Company.  As of February 28, 2006 there were 4,330,000 outstanding options.

The following table sets out the financial value of options exercised during the Company’s most recently completed financial year by directors, executive officers and others.

Optionee	Number of Shares Exercised	Date of Grant	Exercise Price ($/Security)	Expiration Date
N/A	Nil	N/A	N/A	N/A

The following table sets out the options cancelled or expired during the Company’s most recently completed financial year to directors, executive officers and others.

Optionee	Number of Shares Cancelled/Expired	Date of Grant	Exercise Price ($/Security)	Expiration Date
Director / Officer	92,500	Feb 11, 1998	$0.50	Feb 11, 2005
Employees / Consultants	47,500	Feb 11, 1998	$0.50	Feb 11, 2005
Director / Officer	224,500	Feb 28, 2000	$0.50	Feb 28, 2005
Employees / Consultants	90,000	Feb 28, 2000	$0.50	Feb 28, 2005
Employees / Consultants	7,500	May 5, 2000	$0.50	May 5, 2005
Employees / Consultants	115,000	Dec 31, 2002	$0.50	Dec 31, 2007
Employees / Consultants	110,000	Sept 10, 2003	$0.48	Sept 10, 2008
Employees / Consultants	10,000	Feb 10, 2004	$0.55	Feb 10, 2007
Employees / Consultants	620,000	Nov 5, 2004	$0.40	Nov 5, 2009

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s shares held by such persons as at February 28, 2006.

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
CDS & Company(1) 25 Esplanade Box 1038, Station A Toronto, ON M5E 1W5	20,565,197	62.2%
Cede & Co Box 20 Bowling Green Stn New York, NY 10274	3,041,176	9.2%
Anglo Alaska Gold Corp. PO Box 80268 Fairbanks, AK 99708	1,900,500	5.75%

Notes

(1)

The information as to the shares beneficially owned by CDS is not within the knowledge of the Company and has been extracted from the registrar of shareholders maintained by the registrar and transfer agent for the Company’s shares.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended December 31, 2005, or proposed material transactions between the Company or any of its subsidiaries, except as previously disclosed in the audited year-ended December 31, 2005 financial statements.

C.

Interests of Experts and Counsel

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended December 31, 2005 which contain an Audit Report dated February 6, 2006.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Statement.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The annual high and low market prices for the shares of the Company on the Toronto Stock Exchange for each of the last five full financial years are as follows:

December 31	High (Cdn $)	Low (Cdn $)	Volume
2005	0.36	0.12	10,999,684
2004	0.64	0.24	13,252,642
2003	0.68	0.205	11,480,637
2002	0.51	0.04	19,733,319
2001	0.22	0.03	9,571,573

The high and low market prices for the shares of the Company on the Toronto Stock Exchange for each of the two most recently completed financial year for each quarter are as follows:

December 31	High (Cdn $)	Low (Cdn $)	Volume

2005
First Quarter	0.36	0.165	2,814,300
Second Quarter	0.21	0.12	1,750,973
Third Quarter	0.18	0.135	1,869,064
Fourth Quarter	0.26	0.15	4,565,347

2004
First Quarter	0.64	0.37	2,807,657
Second Quarter	0.40	0.25	2,385,625
Third Quarter	0.34	0.24	3,140,171
Fourth Quarter	0.425	0.27	4,919,189

The high and low market prices for the shares of the Company on the Toronto Stock Exchange for the six most recently completed months are as follows:

December 31	High (Cdn $)	Low (Cdn $)	Volume

September 2005	0.18	0.135	698,419
October 2005	0.23	0.16	1,538,207
November 2005	0.26	0.15	1,573,536
December 2005	0.23	0.19	1,453,604
January 2006	0.31	0.22	2,260,655
February 2006	0.40	0.315	2,540,156

On December 31, 2005 the closing price of the shares of the Company on the TSX Exchange was $0.225 per share.

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

The following is the OTCBB trade history:

The annual high and low market prices for the shares of the Company on the OTC Bulletin Board for each of the last five full financial years are as follows:

December 31	High (US $)	Low (US $)	Volume

2005	0.28	0.096	3,049,968
2004	0.51	0.18	2,323,439
2003	0.52	0.12	2,097,433
2002	0.32	0.02	295,200

*The shares of the Company have been listed on the OTC Bulletin Board under trading symbol “ITFMF” since July 24, 2002 and under trading symbol “FGOVF” since September 4, 2002.

The high and low market prices for the shares of the Company on the OTC Bulletin Board for each of the two most recently completed financial year for each quarter are as follows:

December 31	High (US $)	Low (US $)	Volume

2005
First Quarter	0.28	0.14	635,742
Second Quarter	0.175	0.096	522,306
Third Quarter	0.16	0.111	510,175
Fourth Quarter	0.22	0.127	1,381,745

2004
First Quarter	0.51	0.30	790,088
Second Quarter	0.325	0.18	521,450
Third Quarter	0.26	0.19	382,900
Fourth Quarter	0.40	0.202	629,001

The high and low market prices for the shares of the Company on the OTC Bulletin Board for the six most recently completed months are as follows:

	High (US $)	Low (US $)	Volume

September 2005	0.16	0.113	253,225
October 2005	0.19	0.133	230,675
November 2005	0.22	0.127	882,872
December 2005	0.20	0.1629	268,198
January 2006	0.277	0.152	216,772
February 2006	0.385	0.26	314,940

On December 31, 2005 the closing price of the shares of the Company on the OTC Bulletin Board was US $0.19 per share.

The following table indicates the approximate number of record holders of shares at February 28, 2006, the number of record holders of shares with United States addresses and the portion and percentage of shares so held in the United States.  On February 28, 2006, 33,062,590 shares were allotted and outstanding which are fully paid.

Total Number of Registered Holders	Number of Registered US Holders	Number of Common Shares Held in US	Percentage of Shares
219	113	4,624,631	13.99%

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

G.

Performance Graph

The following graph illustrates the Company’s five year cumulative total shareholder return considering a $100 Investment – December 31, 2000 to December 31, 2005.

Price	31-Dec-2000	31-Dec-2000	31-Dec-2000	31-Dec-2000	31-Dec-2000	31-Dec-2000
ITF	100.00	69.00	139.57	159.95	112.91	70.57
TSX Composite Index	100.00	86.06	74.04	92.05	103.50	103.50

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

As of February 28, 2006, the Company has 33,062,590 shares without par value issued, allotted and outstanding which are fully paid.

B.

Memorandum and Articles of Association

The Company’s Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under corporation number 262963. A copy of these Articles of Association and Memorandum were filed as an exhibit with the Company’s initial registration statement on Form 20F.

In March 2004, the Company Act (British Columbia) (the “BCCA”) was replaced by the Business Corporations Act (British Columbia) (the “BCA”).  All companies currently incorporated under the BCCA must complete a transition application to the BCA by March 29, 2006.  The directors of the Company have already filed a transition application with the Registrar of Companies and hence the Company now subsists under the BCA.

Pursuant to the BCA the Company is permitted to have an unlimited number of shares as its authorized capital.  The alteration of the capital of the Company required approval by a special resolution of the shareholders, being a resolution passed by a majority of not less than three-quarters of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the general meeting of the company.  The company’s shareholders passed such a resolution at the April 26, 2005 meeting.

Under the Business Corporations Act (British Columbia) (“BCA”), every pre-existing company’ remained subject to certain “Pre-existing Company Provisions” contained in the Company Act (British Columbia) (“BCCA”) unless such provisions are removed with the approval of the shareholders by way of special resolution

In order to take advantage of the flexibility offered by the BCA, the board of directors of the Company proposed to remove the Pre-existing Company Provisions in connection with the adoption by the Company of a new form of Articles that incorporates provisions permitted under the BCA.  The removal of the Pre-existing Company Provisions required the affirmative vote of not less than three-quarters of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy.  The Company’s shareholders passed such a resolution at the April 26, 2005 meeting.

C.

Material Contracts

During the year ended December 31, 2005 there were no material contracts entered into by the Company other than contracts entered into during the ordinary course of business.

D.

Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of Shares, other than withholding tax requirements.  See "Item 7. "Taxation".

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

Passive Foreign Investment Company

The Code contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on US Holders of foreign corporations. These rules do not apply to non-US Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The Company believes that it qualified as a PFIC for the fiscal years ended from April 30, 1998 through April 30, 2005. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on a qualified electing fund (“QEF”). Each US Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at December 31, 2005, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15.

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2005, being the date of the Company’s most recently completed fiscal year end.  This evaluation was carried out under the supervision and the participation of the Company’s Chief Executive Officer, Steve Manz and the Company’s Chief Financial Officer, Gordon Steblin.  Based upon the evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information relating to it required to be included in the Company’s period SEC filings.  There have been no changes in the Company’s internal controls or in other factors that significantly affected or could significantly affect internal controls subsequent to the date the Company carried out the evaluation.

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

During the Company’s most recently completed financial year ended December 31, 2005, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

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

[Reserved]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

Charter of the Audit Committee of the Board of Directors

1.

Purpose

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Freegold is to provide an open avenue of communication between Freegold’s management (“Management”), the independent Auditors (“Auditors”) and the Board and to assist the Board in its oversight of the following: integrity, adequacy and timeliness of Freegold’s financial reporting and disclosure practices; process for identifying the principal financial risks of Freegold and the control systems in place to monitor them; compliance with legal and regulatory requirements related to financial reporting; and independence and performance of Freegold’s Auditors.

The Committee shall also perform any other activities consistent with the Charter, Freegold’s by-laws and governing laws as the Committee or Board deems necessary or appropriate.

The Committee’s role is one of oversight.  It is not the responsibility of the Committee to determine that Freegold’s financial statements are complete and accurate and in accordance with generally accepted accounting principles or to plan or conduct audits.  The financial statements are the responsibility of Management.  The Auditors are responsible for performing an audit and expressing an opinion on the fair presentation of Freegold’s financial statements in accordance with generally accepted accounting principles.

2.

Authority

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Auditors as well as any officer of Freegold, or Freegold’s outside counsel, to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Committee shall have unrestricted access to Freegold’s books and records and has the authority to retain, at Freegold’s expense, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.  Subject to Board approval, the Committee has the authority to set and pay the compensation of the advisors employed by the Committee.  The Chairperson of the Committee (“Chairperson”) or other member of the Committee so designed by the Committee may represent the Committee to the extent permitted by applicable legal and listing requirements.

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

d)

Each member of the Committee shall be independent, non-executive director, free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the exercise of his or her independence from management, Freegold, or the Auditors.

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

4.

Responsibilities

A.

With respect to the Interim and Annual Financial Statements, the MD&A, and the AIF

a)

The Committee shall review Freegold’s interim financial statements for approval of same prior to their being filed with the appropriate regulatory authorities.  The Committee shall review Freegold’s annual audited financial statements and report thereon to prior to their being filed with the appropriate regulatory authorities.  With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgements of Management with Management and the Auditors and when the Committee deems it appropriate to do so.

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

f)

The Committee shall meet no less frequently than annually separately with the Auditors and the Chief Financial Officer to review Freegold’s accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deems appropriate.

B.

With Respect to the Auditors

The Auditors are ultimately accountable to the Board.  The Board has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the Auditors (or nominate the Auditors to be proposed for shareholder approval in any proxy statement).

a)

The Committee shall review the performance of the Auditors.

b)

The Committee shall annually recommend to the Board the appointment of the Auditor, or, as appropriate, the discharge or replacement of the Auditors when circumstances warrant.  The Board will set the compensation for the Auditors.

c)

The Committee shall be responsible for ensuring that the Auditors submit on a periodic basis to the Committee a formal written statement delineating all relationships between the Auditors and Freegold.  The Committee is responsible for discussing with the Auditors any disclosed relationships or services that may impact the objectivity and independence of the Auditors and for recommending that the Board take appropriate action in response to the Auditor’s report to satisfy itself of the Auditor’s independence.

d)

Freegold considers the core services provided by the Auditors to include the annual audit, tax planning and tax compliance.  The Committee shall review any engagements for non-audit services beyond the core services proposed to be provided by the Auditors or any of their affiliates, together with estimated fees, and consider the impact on the independence of the Auditors.

e)

The Committee shall review the Auditor’s audit plan, including scope, procedures and timing of the audit.

Other Committee Responsibilities

The Committee shall perform any other activities consistent with the Charter and governing law, as the  Committee or the Board deems necessary or appropriate including:

a)

Establishing and reviewing Freegold’s procedures for the receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters.

b)

Establishing and reviewing Freegold’s procedures for confidential, anonymous submissions by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

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

ITEM 16B:

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s principal executive officer and principal financial officer, and will provide to any person without charge, upon request by mail, telephone, telecopier or other electronic means of communication, a copy of such code of ethics.  The Board has adopted a Code of Business Conduct and Ethics, a copy of which is attached as an exhibit under Item 19.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two financial years for professional services rendered by the Company’s audit firm for various services.

Services		Year ended December 31, 2005		Year ended December 31, 2004

Audit Services		$39,200.00		$29,650.00
Audit – and review – related services		$2,137.67		$-
Tax services		$4,850.00		$2,675.00
All other services	$		$
		$46,187.67		$32,325.00

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

As 2005 was the first year of the audit committee pre-approval process, only the audit and tax services rendered in the year ended December 31, 2005 were pre-approved by the audit committee.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.

PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

The following exhibits are filed with this Form 20-F Annual Report for the year ended December 31, 2005:

Exhibit 1:

Financial Statements

Cover Sheet

Auditor’s Report dated February 6, 2006.

Consolidated Balance Sheet as at December 31, 2005 and 2004

Consolidated Statements of Changes in Shareholders’ Equity for the Fiscal Years Ended December 31, 2005, 2004 and 2003

Consolidated Statement of Loss for the Fiscal Years Ended December 31, 2005, 2004 and 2003.

Consolidated Statement of Cash Flows for the Fiscal Years Ended December 31, 2005, 2004 and 2003.

Consolidated Schedule of Mineral Property Costs for the Fiscal Years Ended December 31, 2005 and 2004

Notes to Consolidated Financial Statements

Exhibit 2:

Management Discussion and Analysis

Exhibit 3:

CEO Certification of Annual Filings

Exhibit 4:

CFO Certification of Annual Filings

Exhibit 5:

Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 6:

CEO Certification of Annual Filings

Exhibit 7:

CFO Certification of Annual Filings

Exhibit 8:

Freegold Ventures Limited Code of Business Conduct and Ethics

Exhibit 9:

Certificate of Ethics for the Chief Executive Officer and the Chief Financial Officer

Exhibit 10:

Notice of Meeting

Exhibit 11:

Information Circular

Exhibit 12:

Proxy

Exhibit 13:

Supplemental Request Form

Exhibit 14:

Annual Report

Exhibit 15:

Golden Summit Report

Exhibit 16:

Consent to File Golden Summit Report

Exhibit 17:

Almaden Report

Exhibit 18:

Consent to File Almaden Report

SIGNATURES

The Company certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated March 27, 2006

FREEGOLD VENTURES LIMITED

“Steve Manz”

Steve Manz

Chief Executive Officer

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer