Form 20-F
period 2006-12-31
FREEGOLD VENTURES LTD
filed 2007-03-30
CIK 1064052

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

MARCH 26, 2007

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED	DECEMBER 31, 2006
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
40,262,882 Shares
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

YES	X	NO

G. Performance Graph	85
ITEM 10. ADDITIONAL INFORMATION	86
A. Share Capital	86
B. Memorandum and Articles of Association	86
C. Material Contracts	87
D. Exchange Controls	87
E. Taxation	87
F. Dividends and Paying Agents	94
G. Statements by Experts	94
H. Documents on Display	94
I. Subsidiary Information	94
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	94

PART II

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	94
ITEM 13. DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	94
ITEM 14. MATERIAL MODICIATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	95
ITEM 15. CONTROLS AND PROCEDURES	95
ITEM 16. (RESERVED)	95
ITEM 16A. AUDIT COMMITTEE FINANCIAL REPORT	96
ITEM 16B. CODE OF ETHICS	98
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	98
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	99
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	99

PART III

ITEM 17. FINANCIAL STATEMENTS	99
ITEM 18. FINANCIAL STATEMENTS	99
ITEM 19. EXHIBITS	99
SIGNATURES	100

GLOSSARY

The following are definitions of terms used in this Statement.

Avalon:	Avalon Development Corporation
Almaden Agreement:	The property option agreement dated May 6, 1996, between the Company and the Almaden Optionors.
Almaden Assignment Agreement:	The assignment agreement dated December 13, 1995, as amended February 28, 1996, between Compass and the Company
Almaden Option:	The option granted by the Almaden Optionors to the Company pursuant to the Almaden Agreement to acquire up to a 60% interest in the Almaden Property.
Almaden Optionors:	Collectively, Ican Minerals Ltd., Ican Minerals Inc. and Canu Resources Ltd.
Almaden Property:	Those mineral claims located in Washington County in the State of Idaho, USA. which the Company holds an interest in pursuant to the Almaden Agreement
Canu:	Canu Resources, Inc., a wholly owned U.S. subsidiary of Freegold Ventures Limited
Company:	Freegold Ventures Limited, and, where the context so requires, its subsidiary, Free Gold Recovery USA
DD:	Diamond Drill
Escrow Agent:	CIBC Mellon Trust Company
Exchange:	TSX Exchange
FEI:	Fairbanks Exploration Inc.
Fairbanks Assignment Agreement:	The assignment agreement dated May 30, 1997, as amended February 26, 1998, entered into between the Company and FEI
Freegold US:	Free Gold Recovery, USA, a wholly owned U.S. subsidiary of Freegold Ventures Limited
Golden Summit Property:	The mineral claims located in the Fairbanks Mining District in the State of Alaska, USA
g/t (or gpt):	Grams of gold per metric tonne of rock
Homestake:	Homestake Mining Company (now by Barrick Gold Corporation)
km:	Kilometres
Keystone:	Keystone Mines Partnership
Ican:	Ican Minerals, Inc., a wholly owned U.S. subsidiary of Freegold Ventures Limited
NSR:	Net Smelter Return
oz/t (or opt):	Troy ounces of gold per imperial ton of rock
oz:	Troy ounce
ppm:	Parts per million
ppb:	Parts per billion
RC:	Reverse circulation

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

The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").  There are material differences between Canadian GAAP and the accounting principles that are generally accepted in the United States ("US GAAP") as applied to the Company.  For a comparison of these differences, refer to footnote number 12 to the financial statements.

Selected Financial Data

Canadian GAAP

(In Canadian Dollars)

Selected Financial Data for the Year Ended December 31

	2006	2005	2004	2003	2002
Cash and Term Deposits	377,426	544,275	1,573,522	2,665,654	31,779
Total Assets	12,381,233	9,431,704	10,442,657	10,559,236	6,321,397
Current Liability	1,562,006	123,638	277,768	102,550	76,825
Loss under Canadian GAAP	(1,510,665)	(1,328,008)	(1,381,717)	(1,253,591)	(719,570)
Mineral Properties Written Off	(332,806)	(40,020)	(788,376)	(18,717)	(104,036)
Other Items	70,838	(342)	151,404	94,385	35,605
Future income tax recovery	-	-	365,968	-	-
Net Loss	(1,772,633)	(1,368,370)	(1,652,721)	(1,177,923)	(788,001)
Deficit	(24,291,685)	(22,479,334)	(21,104,497)	(19,396,866)	(17,946,772)
Weighted Avg # Shares O/S	37,459,602	30,506,308	26,847,155	18,664,625	11,743,797
Loss Per Share	(0.05)	(0.04)	(0.06)	(0.06)	(0.07)

Selected Financial Data

US GAAP

(In Canadian Dollars)

Selected Financial Data for the Fiscal Year Ended December 31

	2006	2005	2004	2003	2002
Cash and Term Deposits	377,426	544,275	1,573,522	2,665,654	31,779
Total Assets	819,396	847,526	2,933,286	3,649,219	234,220
Current Liability	1,562,006	123,638	277,768	102,550	76,825
Net loss under Canadian GAAP	(1,772,633)	(1,368,370)	(1,652,721)	(1,177,923)	(788,001)
Mineral Property Cost Adjustment	(2,977,659)	(1,074,807)	(599,354)	(822,840)	(817,418)
Future Income Tax Recovery	-	-	(288,868)	-	-
Net Loss	(4,750,292)	(2,443,177)	(2,540,943)	(2,023,140)	(1,605,419)
Deficit	(35,375,050)	(30,624,758)	(27,928,610)	(25,663,015)	(23,639,875)
Weighted Avg # Shares O/S	37,459,602	30,506,308	26,847,155	18,664,625	11,743,797
Loss Per Share	(0.13)	(0.08)	(0.09)	(0.11)	(0.14)

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

(iv)

Reserves

There are no known economic reserves on any of the Company’s properties at this time.

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

The present status of the Company’s US properties as unpatented mining claims located on public lands of the US allows the claimant the exclusive right to mine and remove valuable minerals, such as precious and base metals, found therein, and also to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores.  However, legal ownership of the land remains with the US  Accordingly, with an unpatented claim the US retains many of the incidents of ownership of land, the US regulates use of the surface and the Company remains at risk that the claims may be forfeited either to the US or to rival private claimants due to failure to comply with statutory requirements as to location and maintenance of the claims.  If there exists a valuable deposit of locatable minerals (which is the requirement for the unpatented claim to be valid in the first place), and provided certain levels of work and improvements have been performed on an unpatented mining claim, the claimants may then seek to purchase the full title to the claim thereby causing the claim to become the private property of the claimant.  Such full ownership expands the claimants’ permissible uses of the property (to any use authorized for private property) and eliminates the need to comply with maintenance and reporting requirements necessary to protect rights in an unpatented claim.  However, a moratorium on accepting and processing mineral patent applications within the Department of the Interior has been imposed by Congress.  It is therefore impossible for the Company to seek to enhance its rights in its Properties by seeking issuance of mineral patents in the name of the respective optionors. If governmental fees or royalties on unpatented claims were to be introduced, the Company and other mining companies would be adversely affected.

(vi)

Uncertainty or Contestation of Contract Rights

The Company owns or has the right to earn interests in properties under contract with a number of individuals and corporations.  By the Company’s present assessment its’ most significant interests under earning options are the Golden Summit Property and the Almaden Property.  The Almaden Property rests upon a chain of contractual leases and grants and options between various parties.  The Golden Summit Property is held pursuant to the Fairbanks Assignment Agreement and several other key contracts. The Company is working under laws of the US and, although the Company has effected such researches and professional opinions as it considers financially reasonable in the circumstances, it has not engaged surveys or complete and unqualified professional opinions at this stage in the exploration of its properties. The Company, in addition to working in the US, is also conducting exploration in Canada and as such operates under Canadian law.

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

(x)

Shares Reserved For Future Issuance; Potential Dilution

As of December 31, 2006, the Company had reserved, 9,254,519 common shares for issuance upon the exercise of warrants and incentive stock options, and for the issuance for performance shares.  Such common shares represent a potential equity dilution of approximately 23% based upon the number of outstanding and allotted shares at December 31, 2006 of 40,262,882.  Furthermore, the Company may enter into commitments in the future which would require the issuance of additional common shares and may grant additional stock options and/or issue additional warrants.  At December 31, 2006 the Company had unlimited and authorized but unissued and unreserved common shares.  Issuance of additional shares would be subject to Exchange regulatory approval and compliance with applicable securities legislation.  The Company currently has no plans to issue common shares other than for the purposes of raising funds for property acquisition, exploration and for general working capital.

(xi)

Environmental Regulation

All phases of the Company's operations in Canada and the US are subject to environmental regulations.  It is the Company's belief that if environmental legislation in Canada and the US including but not limited to possible amendment to the Federal Land Policy and Management Act which prevents undue and unnecessary degradation of federal lands; the Clean Air Act (which sets air quality standards), the Federal Water Pollution Control Act (Clean Water Act) (which directs standards to be set for surface water quality and for controlling discharges to surface water), the Safe Drinking Water Act (which directs standards to be set for quality of drinking water to be supplied to the public - states are the primary authorities - and regulating underground injection operations, the Solid Water Disposal Act (which regulates generation, storage and disposal of hazardous ware and manage solid, non-hazardous waste), the Comprehensive Environmental Response, Compensation and Liability Act (which requires operators to report releases of hazardous substances to the environment and inventory chemicals handled), the Toxic Substance Control Act (requires regulation of chemicals that present risk to health or environment), the Endangered Species Act (plants and animals listed that are threatened; protection plans mandated), and the Migratory Bird Treaty Act (prohibits killing of virtually all bird species), evolve in require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  The cost of compliance therewith may substantially increase and thereby effect the Company's operations; however, the Company is not aware of any pending environmental litigation or amendments to existing environmental litigation which will affect the Company's current or proposed operations or which would otherwise have a material adverse effect on the Company or its operations.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

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

The Company carries out its operations in Alaska and Idaho through its wholly owned subsidiary, Free Gold Recovery, USA (“Freegold US”).  Freegold US was incorporated on November 12, 1985, under the laws of the State of Nevada. The Company is also the sole shareholder of Ican Minerals, Inc. (“Ican”) and Canu Resources, Inc. (“Canu”). Ican and Canu are both US corporations that were previously involved in mineral property exploration, but are currently inactive.

The Company’s agent in the host country is Incorp Services, Inc., 3155 East Patrick Lane, Suite 1, Vegas,  NV  89120-3481.

The Company's office is located at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3.  The Company is a reporting issuer in the Provinces of British Columbia, Alberta, and Ontario, Canada.  Its common shares were traded on the TSX Venture Exchange starting March 11, 1987 under the trade symbol “ITF”.  Since May 19, 1998, the Company’s common shares have traded on the TSX Exchange under trade symbol “ITF”.  The Company has also been listed on the OTCBB since July 24, 2002, first under the trade symbol “ITFMF”, and since September 4, 2002 under the trade symbol “FGOVF”.  The Company’s common shares are also quoted in Germany on the Frankfurt, Berlin, Stuttgart and Munich stock exchanges under the trade symbol FR4.

B.

Business Overview

The Company, together with or through its Freegold US subsidiary carries on the business of acquiring and exploring precious metal properties in the US and Canada.  The Company's material mineral properties are the Golden Summit Property, Alaska, and the Almaden Property, Idaho.  Non-material exploration properties include the Grew Creek Property in the Yukon Territory, the Rob, Vinasale and Union Bay properties in Alaska and the PGM A Property in Ontario.

The Company's primary objective is to explore its existing mineral properties.  Its secondary objective is to locate, evaluate and acquire other mineral properties, and to finance their exploration, either through equity financing, by way of joint venture or option agreements or through a combination of both.  There are currently no known economic resources on any of the existing properties

C.

Organizational Structure

The Company is the sole shareholder of Freegold US, Ican and Canu, all U.S. corporations.

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

By various agreements dated from 1 December 1992 to 9 May 1997, the Company acquired from Fairbanks Exploration Inc. (“FEI”) certain mineral claims in the Fairbanks Mining District of Alaska known as the Golden Summit Property, subject to a 7% working interest held in trust for FEI by the Company. The property is controlled by the Company through long-term lease agreements or outright claim ownership. As consideration for the property, the Company agreed to:

- Issue 25,000 shares of the Company (issued in 1997);

- Issue 25,000 shares of the Company for each US$1,000,000 in expenditures spent on the property including all underlying lease obligations since 9 May 1997 to an aggregate of 125,000 shares. As at 31 December 2006, the Company had issued 100,000 shares (25,000 shares each in 1998,1999, 2001 and 2005). Subsequent to year-end, the Company issued the final 25,000 shares.

- Expend a minimum of US$1,767,000 of exploration expenditures on the property before 2000 (completed); and

- Make all required lease payments to underlying lessors (see Note 4a(i-iii) of the financial statements).

The Company will fund 100% of the project until commercial production is achieved at which point FEI will be required to contribute 7% of any approved budget. The property is subject to a 2% Net Smelter Royalty (“NSR”). The Company has a 30 day right of first refusal in the event that the 7% working interest of FEI or the NSR is to be sold. The Company can also purchase the NSR at any time following commercial production, based on its net present value as determined by mineable reserves.

Underlying Leases

(i)

Keystone Claims

By agreement dated 17 May 1992 and amended 15 May 2000 and 30 November 2001, the Company agreed to make advance royalty payments as follows:

US Funds
1992 – 1998 (US$15,000 per year)	$ 105,000 (paid)
2000	$ 50,000 ($25,000 paid in cash and $25,000 with 58,898 treasury shares issued)
2001- 2006 (US$50,000 per year)	$ *300,000 (paid)
2007 – 2019 (US$150,000 per year)	$ 1,950,000

* The 2001 US$50,000 advance royalty payment was settled by issuing 250,000 shares. These shares were issued during the year ended 31 December 2002.  An amendment signing bonus of US$50,000 was paid 1 October 2000.  The leased property is subject to a 3% NSR.

During exploration and before commencement of production the Company was required to perform a minimum amount of work on the Property in an amount of not less than US$50,000 in each of the calendar years 2000 through 2006 (completed). The Company shall have until March 31st of each year to determine whether it will continue with the lease.

(ii)

Newsboy Claims

By lease agreement dated 28 February 1986 and amended 26 March 1996, the Company assumed the obligation to make advance royalty payments of US$2,500 per year until 1996 (paid) and US$5,000 per year until 2006 (paid to date). During 2006, the Company renewed the existing lease term for an additional 5 years on the same terms and conditions. The claims are subject to a 4% NSR which the Company has an option to purchase for the greater of the current value or US$1,000,000

(iii)

Tolovana Claims

In May 2004, the Company entered into an agreement with a third party (the “Seller”) whereby the Seller transferred 100% of the rights via Quit Claim Deed to a 20-year lease on the Tolovana Gold Property in Alaska.

Under the terms of the agreement, the Company assumed all of the Seller’s obligations under the lease, which include making annual payments of $1,000 per month for the first 23 months, increasing to $1,250 per month for the 24th to the 48th months, and increasing to $1,500 after the 49th month and for the duration of the lease. These payments are current.

The property is subject to a sliding scale NSR as follows: 1.5% NSR if gold is below US$300, in the event the price of gold is between US$300 to US$400, 2.0% NSR, and in the event that the price of gold is above US$400, the property is subject to a 3.0% NSR. In addition, the Company has made a cash payment of US$7,500 on signing and issued 400,000 shares on regulatory approval. An additional 200,000 shares are to be issued within 30 days of a minimum 200,000 ounce mineral resource being calculated on the property if the resource is established in five years or less from the date of the agreement.

Property Overview:

The following italicized text was excerpted from a 43-101 Report prepared by Avalon Development Corporation entitled “Executive Summary Report for the Golden Summit Project, Fairbanks Mining District, Alaska, dated March 26th, 2007” and filed in conjunction with this Form 20F on SEDAR. All references noted within the text can be found in the references section of this referenced report.

The Golden Summit project is located approximately 20 road miles north of Fairbanks, Alaska (Figure1-1).  The Golden Summit project consists of 14 patented Federal lode claims, 76 unpatented Federal lode claims and 80 State of Alaska mining claims covering approximately 5,000 acres. The claims are registered under various owners and claim names.  Mineral rights in this part of Alaska are administered by the State of Alaska (State claims) and the US Bureau of Land Management (federal claims).  Annual rents vary according to type of claim, claim size and age and are due and payable by August 31 of each year for unpatented federal mining claims and by November 30 of each year for State mining claims.  Total 2006-2007 rents due for federal claims total US$9,500 while rentals due on State claims total US$7,640.  Claim rentals are paid in lieu of annual labor for unpatented federal claims while annual work commitment on State mining claims total US$2.50 per acre per year. Amounts spent in excess of these levels are bankable on State mining claims for up to four years into the future.  All claims on the Golden Summit project currently are in good standing. The land on which the project is situated is zoned as Mineral Land by the Fairbanks North Star Borough, and gives mineral development activities first priority use.  There currently are no unusual social, political or environmental encumbrances to mining on the project.  Kinross Gold’s Fort Knox open pit gold mine currently operates within 5 miles of the Golden Summit project. Other than the 14 patented mining claims (fee simple lands) the claims of the Golden Summit project have not been surveyed by a registered land or mineral surveyor and there is no State or federal law or regulation requiring such surveying.  Survey plats for all patented mining claims are open to public inspection at the Bureau of Land Management.

The Company is unaware of any environmental liabilities associated with the Property.

Figure 1-1:  Location of Golden Summit and Rob Properties, Alaska

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

Elevations on the property range from 1,000 feet to over 2,200 feet.  Topography in the area is dominated by low rounded hills dissected by relatively steep walled valleys. Outcrops are scarce except in man-made exposures.  Vegetation consists of a tundra mat that supports sub-arctic vegetation (alder, willow, black spruce, aspen and birch).  A variably thick layer of aeolian silt covers most of the property.  Permafrost is limited to small discontinuous lenses on steep, poorly drained north-facing slopes and has posed no hindrance to past development.  The climate in this portion of Alaska is dominated by 6 to 8 months of sub-freezing temperatures in winter followed by 4 to 6 months of warm summer weather.  Average annual precipitation is 13 inches, mostly as snowfall.

A high voltage electrical power line, land telephone lines, and a cellular phone net service the property.  The greater Fairbanks area supports a population of approximately 75,000 and has excellent labor and services infrastructure, including rail and international airport access. Exploration and development costs in the Fairbanks area are at or below those common in the western United States.

Freegold currently holds two valid Hardrock Exploration Permits on the project. Additional permits for currently anticipated future work are being acquired from the U.S. Bureau of Land Management, Alaska Department of Natural Resources, Alaska Department of Environmental Conservation, and Army Corps of Engineers.

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

Freegold acquired an interest in the Golden Summit project in mid-1991 and since then has conducted extensive mapping, soil sampling, trenching, rock sampling, geophysical surveys and core, reverse circulation, and rotary air blast drilling on the project (Freeman, 1991; Galey and others, 1993; Freeman and others, 1996; Freeman and others, 1998; Freeman, 2004; Freeman, 2005; and Freeman, 2006).  Over 23,660 feet of trenching have been completed along with 79,716 feet of core and reverse circulation drilling in 219 holes.  A total of 7,729 soil samples have been collected.  A total of 8,189 man-days of work have been completed during 12 separate work programs from 1991 to 2005.  In 2006 four programs totaling 321 man-days of work were completed.  Total expenditures from 1991 through 2005 amount to $7.4 million with an additional $816,600 spent in 2006.

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

Exploration

Cleary Hill Mine Area

In 1996 Freegold conducted its first drilling directed specifically at high-grade, shear-hosted quartz vein mineralization.  Its initial drilling target was the Cleary Hill mine, the largest historic lode gold producer in the Fairbanks Mining District with estimated production of 281,000 ounces at 1.3 opt (Freeman and others, 1996).  The mine last operated in 1942 at which point it was shut down by the War Powers Act while still mining what was then considered “ore grade” mineralization (Beyers, 1957).  Attempts to reopen the mine in 1946 were thwarted by lack of working capital, manpower and equipment, not lack of mineable reserves (Freeman, 1992).  The Cleary Hill mine is hosted in interbedded mafic volcanics, quartzites and quartz muscovite schists on the north flank of the Cleary antiform (Freeman and other, 1996; Freeman and others, 1998).  The majority of the past production was derived from the Cleary Hill vein which strikes N70-80W and dips 45 to 70 degrees to the south.  The dip of the vein varies according to the bedrock host with steeper dips in more competent rock units and shallower dips in less competent rock units.  Production from the mine took place over six levels (approx. 400 vertical feet) and consisted of quartz vein-hosted coarse free gold with trace arsenopyrite, pyrite, boulangerite and tetrahedrite.  Higher grade intervals in the mine (+100 to 5,000 opt) commonly are associated with acicular needles and felted masses of boulangerite and jamesonite hosted in white to gray quartz veins ranging in thickness from 1 to 5 feet.  Average thickness of the Cleary Hill high-grade vein was less than 3 feet.

While there has been limited trenching on the surface dating to 1969, there was no surface drilling done at Cleary Hill until Freegold conducted a reverse-circulation drilling program in late 1996 (Freeman and others, 1996).  This drilling returned encouraging results from the down-dip extension of the Rhodes – Hall ore chute.  Drilling indicated at least two vein systems contained +0.5 opt gold over narrow widths below the old underground working.  Minimal drilling was accomplished in the footwall of the high-grade veins.

Positive results from the initial drilling lead to limited core drilling at Cleary Hill in 1997 and 1998 (Freeman and others, 1998).  Several of these core holes intercepted broad (>100 foot) intervals of low grade gold mineralization averaging >0.02 opt in the footwall of the high-grade veins.  Neither old mine records nor previous drilling had indicated the presence of this type of mineralization at Cleary Hill, perhaps because it was sub-ore grade (<1.0 opt) when the mine was in production.  This new information suggested that the Cleary Hill mine had potential as a bulk tonnage target with zones of lower-grade mineralization cut by multiple high-grade veins that extend to depths well in excess of previous underground mining.

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

In mid-2000, Freegold completed a single angle hole to test the above possibilities.  Diamond core hole CHD00-1 was collared south of the Wyoming vein (southern-most vein in the area) and was directed due north at –50 degrees inclination (Freeman, 2001).  The hole was terminated at a depth of 1,000 feet.  The drill core was photographed, quick-logged and obviously mineralized and/or altered intervals were split and assayed (Table 1-1).

Table 1-1: Significant gold assays, core hole CHD00-1

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

The strike of the Currey zone in the 1939 drift is N80oE with a 55o south dip.  This strike and dip is consistent with other vein orientations in the Cleary Hill mine area.  Based on these data the 64-foot thick drill intercept in hole CHD00-1 has a true width of approximately 63 feet and projects to the surface approximately 220 feet north of the collar of hole CHD00-1.  Old trenches and prospect pits are common in the area but are caved and overgrown with vegetation so they provide no information regarding previous work on the Currey zone.  Available records do not describe anything like the Currey breccia which suggests it was not mined or explored by previous prospectors or mine operators.

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

Two new 6 to 18 inch gold-bearing veins were encountered in trench WZ-05-01. The northernmost of the two veins graded 28.6 g/t over 5 feet, with three grab samples from the vein grading 139.0, 22.1, and 12.0 g/t. A second vein was encountered 190 feet to the south, and graded 35.3 g/t over 5 feet with one grab sample grading 63.7 g/t. It is unclear at this time how these veins relate to other high-grade veins encountered in the two 2002 trenches to the east and west. Numerous other smaller quartz veins (less than 2 inches) and sheeted quartz veinlets (less than 1 inch) were encountered within the trenches and their continuity and over-all significance are unknown at present.

One vein that has been correlated between the trenches is the Wackwitz vein, which is identified by its unique, well-banded, white and grey quartz texture, with native gold occurring as disseminated grains and as thin filigree seams along the contacts between the white and grey quartz. This vein was encountered in trench WZ-05-02. The current trenching extended the known strike length of the Wackwitz vein to 730 feet, where the shear zone hosting the vein returned 10 feet grading 2.89 g/t. One-millimeter flakes of native gold were observed in the vein at this location.

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

In June of 2006 a trenching program was instituted on the west flank of Cleary Hill, in the area between trenches CU0204-06 through WZ0504, to provide information on the continuity of mineralized structures uncovered in 2002 through 2005.  Trenching was also conducted on the east flank of the hill where it aimed at exposing mineralization that was worked from the historic Beistline shaft area on the southeastern extension of the Cleary Hill vein system.  Preliminary trenching in the Beistline area exposed extensive sericite alteration coupled with oxidized quartz veins.  Trenching was then extended to the west over the crest of the hill to within 360 feet of WZ0506 in an attempt to tie the eastern and western mineralized zones together.  A total of 438 five to ten foot long chip channel samples were collected over 2,295 feet of backhoe trenching in 19 trenchs.  In addition 113 grab samples were collected from prospective veins and shear zones within the trenches.

Trenches BST0601, BST0603, and BST0605 intercepted numerous intervals of multiple ppm gold mineralization in the Beistline shaft area with BST0603 uncovering 9 five foot intervals of greater than one troy ounce per short ton (oz/ton) gold (Table 1-2).   Trench BST0601 exposed the caved underground workings of the Beistline Shaft, also referred to as the Cleary East Extension.  Due to the depth of the old workings and poor ground conditions, the trench was more of a pit.  Some areas of the pit were not sampled for safety reasons due to unstable ground conditions.  Grab sample results from this pit include: 57 ppm Au, 64.2 ppm Au, 42.6 ppm Au, 39.6 ppm Au, and 12.9 ppm Au.  BST0602 did not intercept high grade gold mineralization.  BST0603 was excavated along the strike of the mineralized structure exposed in BST0601 and extends 100 feet west of the western end of BST0601.  The assay results from the chip channel samples from this trench show that high grade gold mineralization extends west from the Beistline shaft area. Trenching perpendicular to the inferred strike of mineralization (BST0604, BST0608) indicates that mineralization is high angle; there are few intercepts greater than 1 ppm uphill from BST0603.  Trenching west of BST0603 uncovered less consistent gold mineralization. It appears that the mineralized structure is faulted to the north beyond the west end of trench BST0605.  Based on the trend of the exposed footwall of the mineralized structure, the Beistline Vein (or possible extension of the Cleary vein) generally strikes at 295°.

Further trenching perpendicular to this inferred mineralized trend in BST0606, BST0607, and BST0609 intercepted multiple veins and shears which returned +1 ppm gold mineralization. Alteration was similar to that exposed in the Beistline Shaft area with grab samples returning values of 312 ppm Au, 53.4 ppm Au, 50.5 ppm Au, 33.9 ppm Au, 14.9 ppm Au, and 12.3 ppm Au.  Trench BST0610 may have intercepted Beistline style mineralization near its southern end, but this intercept is not consistent with the trend of the vein intercepted in other trenches to the east.  The north end of BST0610 returned a high grade chip channel (12.1 ppm Au) and two high grade grab samples, 57.9 ppm gold and 13 ppm Au.  These intercepts are too distant from other trenching to draw any definitive conclusions about their association with Beistline style mineralization.

Trenches WC0601 and WC0602 in the Currey shear area consist of a series of 10 foot long chip channels spaced 10 feet apart oriented perpendicular to the inferred trend of gold mineralization uncovered between CU0203 and WZ0504).  WC0601 is situated between WZ0503 and WZ0504 and returned an average grade of 2.3 ppm gold (range 0.75 to 3.48) over a distance of 60 feet.  WC0602 is located between CU0203 and WZ0502 and returned an average grade of 2.2 ppm gold (range 0.57 to 4.45) over a distance of 140 feet.

The results from WC0602 suggest that the Currey shear extends through this area, that it is hosted by a distinctive black and orange-stained calcareous chlorite schist (possibly upper plate eclogite terrane rocks) and that it carries consistent gold grades along strike.

WC0603 was excavated to follow the Wackwitz vein along strike from trench WZ0502C through trench CU0203.  This trenching validates previous descriptions of the Wackwitz vein. It exhibits a distinctive color banding which alternates between white to cream colored quartz and a distinctive gray quartz whose color is probably caused by very fine grained disseminated sulfides. The vein varies in thickness from less than an inch to up to 18 inches and dips steeply (50°-75°) to the south.   There are 4 sections of WC0603 that intersect high grade gold mineralization starting at the southwest end: 0-55 feet (48.6 ppm Au), 65-85 feet (14.1 ppm Au), 175-200 feet (19.7 ppm Au), and 225-235 feet (31.7 ppm Au).

Trench WC0604 runs perpendicular to the Wackwitz trend and exposes two intervals with greater than 1 ppm gold grades, one on the north end correlative with the Wackwitz vein and one on the south end correlative with the Currey trend.  WC0605 exposed a previously unknown mineralized vein/shear package to the north of the Wackwitz trend that carries gold grades of 6.2 ppm gold and 16.7 ppm gold in 5-foot chip channels and grab samples which returned 31.9 and 38.1 ppm gold. It has been named the Alaska vein.

Three additional trenches were excavated to the northwest of the Wackwitz vein trend aimed at uncovering the Colorado vein that was intercepted near the north end of WZ0501 and inferred to correlate to quartz veining in CU0204.  Quartz vein rubble was intercepted in trenches CL0601-03 with grab samples ranging from 13.75 – 30 ppm gold (Table1-2).

Table 1-2: Significant gold assay intervals from the Currey, Wackwitz, and Colorado trenches

Trench	From_ft	To_ft	Interval_ft	CollectType	Au_ppm
WC0601	7	7	0	Grab	23.200
WC0603	0	5	5	Chip channel	3.440
	5	10	5	Chip channel	26.400
	10	15	5	Chip channel	104.000
	15	20	5	Chip channel	5.460
	20	25	5	Chip channel	163.500
	25	30	5	Chip channel	4.750
	30	35	5	Chip channel	3.030
	35	40	5	Chip channel	1.090
	40	45	5	Chip channel	143.500
	45	50	5	Chip channel	36.600
	50	50	0	Grab	105.500
	50	55	5	Chip channel	42.800
	65	70	5	Chip channel	13.650
	70	75	5	Chip channel	27.400
	75	80	5	Chip channel	7.180
	80	85	5	Chip channel	8.400
	175	180	5	Chip channel	9.160
	180	185	5	Chip channel	0.222
	185	190	5	Chip channel	79.600
	190	195	5	Chip channel	1.560
	195	200	5	Chip channel	8.130
	225	230	5	Chip channel	22.000
	230	235	5	Chip channel	41.500
WC0605	28.5	28.5	0	Grab	31.900
	30	30	0	Grab	38.100
CL0601	8	8	0	Grab	16.250
	9	9	0	Grab	13.750
CL0603	58	58	0	Grab	30.000

Based on encouraging results from the June trenching program, a fall trenching and bulk sampling program was initiated in late August. Initial efforts were focused on the Beistline shaft area where a close-spaced chip-channel sample grid was laid over the vein and the immediate hanging wall in the vicinity of BST0603.  This sampling was oriented perpendicular to previous chip channels in order to further define the high grade gold mineralization and to determine the extent and geometry of lower grade mineralization.  Initial assay results indicated that high grade gold mineralization in the Beistline shaft area is exposed for 80 feet in BST0603 with widths ranging from 5 feet to 30 feet (Table 1-3).

During this sampling program construction began on a haulage road capable of supporting heavy trucks that were scheduled to haul high grade vein material from the bulk sampling areas to a central processing stockpile.  The road started in the Beistline shaft area and was designed to further expose gold mineralization intercepted in BST0606, 07, 09, and 10.  An area uphill from BST0603 was stripped of overburden and further bedrock chip channel sampling was conducted.  Results indicate that high grade gold mineralization is centered on BST0601 and BST0603 with significant intercepts located uphill and up dip (Table 1-3, BSX9040 & BSX9100). The significance and extent of this previously unknown mineralization is unclear.

Table1-3: Significant gold assay intervals from Beistline bedrock chip channel sampling

Trench	From_ft	To_ft	Interval_ft	CollectType	Au_ppm
BSX0010	-1	4	5	Chip channel	7.330
BSX0030	10	15	5	Chip channel	8.126
BSX0030	15	20	5	Chip channel	17.589
BSX0035	-6	-1	5	Chip channel	15.600
BSX0035	0	5	5	Chip channel	26.194
BSX0035	5	10	5	Chip channel	11.314
BSX0035	15	20	5	Chip channel	14.160
BSX0040	10	15	5	Chip channel	46.286
BSX0045	-6	-1	5	Chip channel	14.325
BSX0045	10	15	5	Chip channel	27.189
BSX0065	5	10	5	Chip channel	31.097
BSX0065	10	15	5	Chip channel	12.857
BSX0070	5	10	5	Chip channel	9.737
BSX0070	10	15	5	Chip channel	5.451
BSX0075	5	10	5	Chip channel	7.577
BSX0075	10	15	5	Chip channel	7.097
BSX0080	5	10	5	Chip channel	35.246
BSL9001	30	35	5	Chip channel	13.625
Uphill
BSX9040	-83	-78	5	Chip channel	53.925
BSX9100	-31	-26	5	Chip channel	7.380

Road-cuts created during construction of the haul road were sampled using 5 foot long chip channels and labeled as trenches GST0601 through 03 and GST0611 through 12.  GST0601 intercepted three distinct new mineralized veins/shear zones between the Wackwitz  - Currey trend (South vein swarm) and the Cleary Hill Mine trend exposed at the north end of BST0610.  Samples collected from the Blue Shear, Red Vein, and D-8 Vein all contain multiple ppm gold.  Both the Red and D-8 veins are south dipping high angle arsenopyrite-quartz veins, while the Blue shear in a south dipping low angle structure defined by Fe oxide-sericite alteration.  The south end of GST0603 crosses the western-most surface exposures of the Currey shear.

Further bedrock chip channel sampling was conducted in a grid pattern from the west end of WC0602 to GST0603 and from the west end of WC0603 to the south end of WC0605.  Assay results from this chip channel grid indicate that the consistent gold grade of the Currey shear extends from WZ0504 west to GST0603, a strike distance of 500 feet.  A total of 226 chip channel samples were collected with an average of 849 ppb gold - a high value of 6.7 ppm gold and a low of 48 ppb Au.  116 of the 226 chip channel samples collected from the Wackwitz area returned greater than 500 ppb gold with 48 over 1 ppm gold and 21 over 2 ppm gold.

While constructing the haul road near the north end of GST0601, a broad zone of Fe oxide and sericite alteration with local white quartz pods was exposed and sampled. This road cut exposed a 30 foot wide zone of intense sericite alteration coupled with arsenopyrite-quartz veining and flooding.  A graphitic(?) sericite/schist similar to that exposed in the Beistline area is associated with the hanging wall shear zone.  The similarities of this alteration package to that uncovered in the Beistline area prompted excavation of a series of trenches, GST0604-10, aimed at tracing this alteration and possibly linking it to the high grade gold mineralization intercepted in BST0610.  Initial assay results from the trench chip channels did not contain the high gold concentrations intercepted at the Beistline area.  The alteration package is extensive and exhibits multiple low angle reverse structures that dip both south and north.  The trenches reveal that there has been significant north-south directed compression in the Cleary Hill area.  Final assay results show that GST0610 intercepted a 5 foot interval with 16 ppm gold near it southern limit.  Trenches GST0608-10 were then extended and GST0617 and GST0620 were excavated.  Sampling of these trenches indicates that a second high grade auriferous arsenopyrite-quartz vein that was intercepted at 391 feet in BST0610 extends northwest through GST0617, GST0610, GST0609, and GST0608.

Based on the exploration success of the current trenching program additional trenches were excavated in order to further define newly discovered mineralization and take full advantage of the exposure created by the haul road construction. GST0615, GST0616, & GST0619 were excavated to follow up on mineralization discovered in GST0601 and to test for an extension of the Currey shear.  All three trenches intercepted significant mineralized intervals (Table 1-4). GST0615 encountered multi-gram gold mineralization in sheared schist with variable sericite, Fe oxide, and graphite(?) alteration.  GST0616 exposed the extension of the Red Vein to the east.  GST0619 exposed a similar shear trend as GST0615.  Trenches MIT0601 & MIT0602 are chip channels collected from road cuts.  Both of these trenches expose new mineralized zones, and the orientation of these zones suggests that there is potential for N-S trending auriferous veins on the Golden Summit property. North south trending gold veins were previously described at the Paupers Dream and Texas prospects, located to the south and north, respectively, of the Cleary Hill vein however no exploration of these two vein systems is known to have occurred since World War II (Freeman, 1992).

Table 1-4: Significant gold assay results from additional fall 2006 trenching

Trench	From_ft	To_ft	Interval_ft	CollectType	RockUnit	Au_ppm
GST0612	35	40	5	Chip channel	Chlorite schist, Quartzite	3.885
GST0615	20	20	0	Outcrop	Schist, Quartzite	3.030
	34	34	0	Outcrop	Schist	1.302
	37	37	0	Outcrop	Schist, Quartzite	1.976
	40	40	0	Outcrop	Schist, Quartzite	2.815
GST0619	35	40	5	Chip channel	Chlorite schist, Shear	1.086
	40	45	5	Chip channel	Shear	1.064
	58	58	0	Outcrop	Shear	6.100
	65	70	5	Chip channel	Chlorite schist, Shear	0.943
	70	75	5	Chip channel	Shear	0.866
	75	80	5	Chip channel	Shear	1.645
	80	85	5	Chip channel	Shear, Schist	0.627
	85	90	5	Chip channel	Shear, Schist	1.787
	88	88	0	Outcrop	Quartz vein	14.675
	130	135	5	Chip channel	Chlorite schist	1.670
	135	140	5	Chip channel	Schist	0.626
	140	145	5	Chip channel	Shear	1.137
	143	143	0	Outcrop	Shear	4.595
MIT0601	0	3	3	Chip channel	Schist, Quartz vein	1.024
	3	6	3	Chip channel	Quartz vein, Schist	1.087
	6	9	3	Chip channel	Schist, Quartz vein	0.589
	9	12	3	Chip channel	Schist, Quartz vein	1.025
MIT0602	0	5	5	Chip channel	Quartzite	1.086
	5	10	5	Chip channel	Schist	1.024
	10	15	5	Chip channel	Quartzite	3.430
	15	20	5	Chip channel	Schist	0.978
	20	25	5	Chip channel	Schist	3.980
	25	30	5	Chip channel	Gouge	4.335

Previous exploration in the Cleary Hill mine area was aimed at defining high angle south dipping quartz sulfide veins and shear zones similar to those mined in the old underground workings.  The fall 2006 trenching program revealed that there are low angle south dipping mineralized shears, low angle north dipping mineralized shears, high angle south dipping quartz sulfide veins, low angle west dipping mineralized shears, and high angle west dipping mineralized shears, all of which host significant gold grades (+1 ppm) over potentially mineable widths (+1.5 meters).

After completion of the haul road and the fall trenching, a bulk sampling program was initiated to extract up to 10,000 tons of mineralized material from the Beistline and Wackwitz zones in order to characterize the gold mineralization in these areas.  As assay results from the fall trenching became available, the bulk sampling program was modified to incorporate sampling of most of the newly discovered mineralized areas.  Eight areas were selected for excavation: Beistline vein, Wackwitz vein, Alaska vein, Currey shear, D-8 vein, Red vein, Cleary vein, and the Cleary HG vein.  An in-pit geologist directed the excavator operator so that simultaneous excavation and exploration could be conducted.

Excavation along BST0601, BST0603, and BST0605 revealed that high grade mineralization is controlled by a high angle south dipping fault with a well defined quartzite footwall that forms the northern high wall of the pit.  The fault plane hosts a quartz-arsenopyrite ± pyrite vein that is surrounded by variable amounts of sericite, Fe oxide, and graphitic(?) alteration.  There are numerous occurrences of visible gold hosted in this dismembered quartz vein primarily in areas with substantial graphitic(?) alteration.  Along the Beistline fault footwall there is also irregular stibnite ± galena pods that are younger than and spatially distinct from gold-bearing veins.  The hanging wall of the Beistline fault is composed of quartz mica schist that strikes ENE and dips NNW.  The dip of the hanging wall schist intersects the Beistline fault plane at an angle that allowed mineralizing fluids to travel up foliation plane fractures into the hanging wall schist.  This migration of gold bearing fluids up dip from the fault explains the high grade gold mineralization intercepted in bedrock chip channels up hill from BST0603.

There are also near vertical high angle faults that intersect the Beistline fault at high angles.  Where these high angle structures intersect the Beistline fault and the bedding planes of the hanging wall schist, a “blowout” of alteration and gold mineralization often occurs.  The majority of visible gold observed during the 2006 bulk sampling program was seen at the intersections of these three fluid flow planes.  One sample collected from the intersection of these three structures carried a grade of 616 ppm gold (17.88 opt Au).  The southward bulge in the southern wall of the Beistline pit is one of these intersections and a substantial amount of mineralized hanging wall material (referred to locally as "bleeder ore") was extracted from this area of the pit.  The Beistline bulk sample pit measures approximately 40 feet across, by 30 feet deep, by 300 feet long.  The Beistline fault trends approximately 295° and dips 75°-85° S.  The quartz vein mineralization and Fe oxide-sericite alteration is continuous along the fault.  The hanging wall (Bleeder) mineralization is controlled by the bedding plane structures of the hanging wall schist and by the minor high angle faults.  The thickness of hanging wall schist bedding also affects the character of mineralization; where the schist is thickly bedded (>3 inches) there is less alteration and less gold mineralization.  The thickest bedded hanging wall schist is void of gold mineralization.

Excavation of the Wackwitz vein started in the floor of trench WC0603 and continued W-SW for 225 feet.  The exposed Wackwitz vein is a competent quartz vein that varies in thickness from less than 1 inch to 18 inches. The vein is characteristically cream colored quartz with gray bands which are probably colored by very fine grained sulfide minerals. The vein strikes ENE with a variable dip of 80° to 55° SSE.  The Wackwitz vein is offset in a left lateral sense numerous times by N-S trending high angle faults that contain Fe oxide stained sericite.  Offset along the Wackwitz vein ranges from 6 inches to 3 feet.  The late high angle faults dip west indicating reverse movement occurred along these faults.  Chip channel sampling along the walls of the Wackwitz bulk sample pit was conducted after the bulk sample excavation and revealed that high grade mineralization is limited to the quartz veining. However, there is significant lower grade gold mineralization contained in the schist surrounding the vein and within the shears that offset the vein.

The Alaska vein bulk sample pit was oriented to expose a suspected E-W trending vein. The pit measured 50 feet E-W, 10 feet N-S, and 10-20 feet deep.  The pit excavation revealed that the Alaska vein is in fact a north - south striking, west dipping shear zone.  The Alaska vein is composed of dismembered quartz gouge and Fe oxide stained sericite with a variable dip between 60° and 40°W. The shear is characterized by complex alteration envelopes which surround the quartz vein material.  Grab samples collected from the walls of the Alaska vein bulk sample pit carry up to 17 ppm gold.

The Currey shear was excavated from its exposure in the haul road uphill into the bedrock chip channel area.  The pit measures 17 feet N-S, 30 feet E-W, and 10-15 feet deep.  In this area the Currey shear defines the contact between quartz mica schist in the foot wall and a distinctive chlorite calc-schist in the hanging wall.  The exposed shear strikes ENE, dips at 45°-50° S, and has a true thickness of 4 feet. Shear texture consists of Fe oxide, sericite, dismembered quartz pods/veins and milled fragments of quartz mica schist and altered (Fe oxide, Mn oxide) chlorite calc-schist.  The alteration and lithologies exposed in the road cut and bulk sample pit are consistent with the proposed Currey shear bedrock exposed in the stripped area uphill and to the east of the bulk sample site and in trenches WC0601 and WC0602.  A grab sample collected from a dismembered quartz vein exposed in the Currey shear bulk sample pit wall returned a gold value of 77.3 ppm, suggesting that the Currey shear can host high grade gold mineralization or that the Wackwitz vein intersects and is incorporated into the Currey shear in this area.

Newly discovered auriferous veins were explored with smaller bulk sample pits at the D8, Red, Cleary Hill and Cleary Hill HG veins.  The D-8 Vein bulk sample pit begins at the haul road exposure in trench GST0601, where the vein was first identified.  The D-8 Vein Pit measures 18 feet E-W, by 20 feet N-S, by 15 feet deep.  The D-8 vein consists of a 1-6 inch wide quartz-arsenopyrite vein that strikes ~080° and dips 60° S.  In the east wall of the D-8 Vein Pit, the vein splays into two veins, with the lower sulfide rich vein carrying the grade.  The D-8 Vein does not appear to be associated with an alteration package in this exposure.

The Red Vein, first exposed in trench GST0601 along the haul road, is 30 feet south of the D-8 Vein.  The Red Vein Pit measures 55 feet E-W, by 20 feet N-S, by 10-15 feet deep and extends from trench GST0601 to trench GST0616.  The Red Vein exposed in the pit consists of a 2 inch wide Fe oxide - sericite vein that strikes E-NE and dips ~55° S. As the excavation continued the exposed vein contained scorodite and arsenopyrite at depth.

After the newly discovered veins were excavated the focus of the bulk sample program turned to the Cleary vein and the Cleary HG vein.  Excavation of the Cleary vein began at trench GST0604 and ended at trench GST0605 giving the Cleary vein Pit dimensions of 60 feet E-W, by 30 feet N-S, by 20 feet deep.  The Cleary vein exposed in the pit consists of a 4-6 inch wide quartz-arsenopyrite-scorodite vein that strikes ~300° and dips 45°-60°S and is hosted in intense Fe oxide - sericite - scorodite alteration.  Gold values of grab samples collected from the Cleary vein at different stages of the excavation are consistent with the gold values returned from earlier sampling of the Cleary vein containing up to 3.9 ppm Au.

Excavation of the Cleary HG vein started at BST0610, where the vein was first uncovered, and ended near GST0610, stretching 175 feet E-W with a width of 5 feet throughout the pit.  The Cleary HG vein exposed in BST0610 was a Fe oxide-sericite vein striking ~300° and dipping steeply to the south.  Excavation uncovered deeper portions of the vein that contained stibnite and stibiconite.  The strike of the Cleary HG vein varies slightly as the vein encounters the numerous low angle reverse faults that cross the trench at oblique angles.  If the vein had not been exposed in trenches GST0617, GST0610, GST0609, and GST0608, following the vein would have been very difficult due to the structurally complex country rock and thin high angle nature of the vein.  The excavation was discontinued due to frozen ground that the excavator could not break through.

Table 1-5: Significant gold assay results from bulk sample pit grab samples

Prospect	CollectType	RockUnit	Au_ppm
Beistline	Outcrop	Quartzite	3.665
Beistline	Outcrop	Quartz vein, Gouge	1.240
Beistline	Outcrop	Quartz vein, Gouge	1.566
Beistline	Outcrop	Quartz vein, Gouge	616.719
Beistline	Outcrop	Quartz vein, Gouge	3.066
Beistline	Outcrop	Gouge, Schist	65.250
Beistline	Outcrop	Quartz vein, Gouge	1.718
Beistline	Outcrop	Quartz vein, Schist	1.237
Beistline	Outcrop	Quartz vein	1.745
Wackwitz Vein	Outcrop	Quartz vein	33.350
Wackwitz Vein	Outcrop	Schist	1.576
Wackwitz Vein	Outcrop	Quartz vein	3.830
Wackwitz Vein	Outcrop	Shear	6.060
Wackwitz Vein	Outcrop	Quartz vein	21.775
Wackwitz Vein	Outcrop	Schist	1.651
Wackwitz Vein	Outcrop	Quartz vein	7.115
Wackwitz Vein	Outcrop	Schist, Shear	3.995
Wackwitz Vein	Outcrop	Quartz vein	11.675
Wackwitz Vein	Outcrop	Schist	2.066
Wackwitz Vein	Outcrop	Quartz vein	78.750
Wackwitz Vein	Outcrop	Shear	2.800
Wackwitz Vein	Outcrop	Shear	5.555
Wackwitz Vein	Outcrop	Shear	5.395
Wackwitz Vein	Outcrop	Shear	4.095
Wackwitz Vein	Outcrop	Shear	2.004
Wackwitz Vein	Outcrop	Shear	4.035
Alaska Vein	Outcrop	Shear	17.600
Alaska Vein	Outcrop	Shear	14.075
Currey Shear	Outcrop	Quartz vein	1.238
Currey Shear	Outcrop	Shear	1.074
Currey Shear	Outcrop	Quartz vein	77.375
D-8 Vein	Outcrop	Quartz vein	28.275
D-8 Vein	Outcrop	Quartz vein	1.297
Cleary Vein	Outcrop	Schist	3.613
Cleary Vein	Outcrop	Quartz vein, Schist	3.913
Cleary Vein	Outcrop	Quartz vein, Quartzite	1.446
Cleary Vein	Outcrop	Quartz vein	2.592
Cleary HG Vein	Outcrop	Quartz vein	1.141
Cleary HG Vein	Outcrop	Quartz vein	3.222

The bulk sample program successfully removed 9,900 tons of material from 8 separate auriferous shears and veins in the Cleary Hill area. This material was trucked to the confluence of Cleary Creek and Wolf Creek where it was stockpiled in preparation for processing in a gravity plant during the summer of 2007. The mineralized material from each of the 8 bulk sample sites was stockpiled separately so that the grade and metallurgical characteristics of each of the sample sites can be determined.

Based on the encouraging results from the bulk sample program, Freegold initiated a winter drilling program using rotary air blast (RAB) drilling techniques. Initial drilling commenced in the Cleary vein area and extended from MIT0601 through GST0608 and GST0607 and into the footwall of the Cleary vein.  At the end of 2006 the first in a series of three parallel close-spaced drill fences was completed with all samples at the lab awaiting assay.

The vein swarm mineralization outlined by recent trenching and drilling at the Cleary Hill mine is open to expansion at depth and for at least 900 feet in both strike directions.  Structures have shown good continuity of mineralization down dip.  While structural continuity is apparent, continuity of grade is less reliable and may be influenced or controlled by lithologic features, low angle structures, intersecting structures and/or by horizontal or vertical flexures in the vein or shear itself. Previous underground mining has identified multiple high grade “shoots” which rake 45 degrees northwest along the plane of the vein or shear (Freeman, 1992). Additional trenching and drilling along strike will be required to determine the cause, periodicity (if any) and average tonnage of these mineralized shoots. The 2006 bulk sampling program also has indicated the presence of extensive areas of lower grade (1 to 5 ppm) gold mineralization hosted in discrete shear zones (Currey shear) as well as in haloes adjacent to higher grade vein systems (Beistline, Cleary HG veins).

Figure 1-2 provides an overview map of the location of the haul road, the bulk sampling areas, the first fence of holes of the RAB drill program, along with select trench and grab assays in the area of the Cleary Hill Mine.

Figure 1-2:  Map of Cleary Hill Area, including the South Vein Swarm and the Cleary Hill Eastern Extension

Newsboy Mine Area

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

Saddle Zone, American Eagle Mine Area

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

Tolovana Area

The Tolovana prospect is located on the divide between Bedrock and Willow Creeks, both north draining tributaries of upper Cleary Creek. Previous mining was conducted at the Tolovana mine, a small underground producer from which 5,000 of gold were extracted prior to World War II from high angle quartz veins hosted in intensely sericite altered lower plate rocks of the Fairbanks Schist (Freeman, 1992). Although drilling had been conducted in 1994-1996 and 1998 on the Dolphin intrusive prospect located immediately south of the Tolovana mine, no significant exploration of the Tolovana vein system had been conducted until trenching and drilling were completed in 2004.

A total of 1,790 feet of backhoe trenching was completed at the Tolovana prospect in August 2004.  Trenches were mapped and samples were collected on 5-foot centers and returned significant gold values hosted in both schist and intrusive rocks.  Grab samples were collected to identify, more specifically, the mode of gold occurrences.  The majority of gold values occurred in primarily in discrete quartz veins, with values ranging from 15 ppb gold to a seven inch quartz vein which graded 95.8 gpt gold.  Gold mineralization in channel samples occurs in shear zones and discrete quartz veins hosted in lower plate rocks of the Fairbanks Schist, upper plate rocks of the Chatanika terrane, and mid-Cretaceous intrusive rocks of the Dolphin stock. Gold mineralization is associated with highly anomalous arsenic (maximum +1%), antimony (maximum +1%) and lead (maximum of 5.78%) and sporadic anomalous tungsten (maximum of 140 ppm), zinc (maximum of 2,370 ppm) and silver (maximum of 189 ppm).  Structures hosting gold mineralization strike generally east-west and dip moderately to steeply to the south, an observation in agreement with measurements taken during historic underground mining operations on the former Tolovana mine.

Trenching results were followed up with a 7 hole, 3,584 foot diamond drill program in October 2004. This Phase 1 drill program covered targets along a 1,800 foot strike length of the Tolovana prospect. Three of the holes were designed to target a series of vein and breccia-hosted gold targets exposed in trenches excavated and sampled in August.  In addition, two additional holes were designed to evaluate previously encountered reverse circulation drilling results from intrusive rocks of the Dolphin stock which returned 50.7 grams per tonne gold over 10 feet (Freeman and others, 1996) and to target the previously undrilled and untrenched western extension of the Tolovana vein where no recent work has been conducted but where high grade gold-bearing veins were mined from the Parenteau adit in the early 1930's (Freeman, 1992).

The 2004 drill results from Tolovana suggest that high grade mineralization hosted in metamorphic rocks is concentrated on the eastern side of the veins system (Holes 1 and 2 in Table 1-6) while mineralization on the central and western portions of the prospect are closely associated with or hosted by mid-Cretaceous granodiorite of the Dolphin stock. Mineralization at Dolphin remains open to the southwest and at depth. Mineralization along the Tolovana vein system remains open at depth and along strike, particularly to the east where the intersection of the Tolovana and Cleary Hill veins should occur. This intersection zone has never been explored in modern times and was not exposed by historic surface or underground workings.

Table 1-6: Significant gold assay results from the 2004 drill program at Tolovana

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

Trenching and drilling results indicate an extensive hydrothermal system is present on the Tolovana prospect.  Gold mineralization remains open along strike and to depth.  Stockwork vein mineralization is known within the granodiorite intrusive, immediately south of the Tolovana Vein where previous drilling intersected high-grade gold values.  However, the extent of this intrusive hosted stockwork mineralization is unknown and its relationship to shear and vein hosted high-grade gold mineralization in metamorphic rocks on the Tolovana prospect is uncertain. Limited information form historic reacords also suggest that other subparallel shear zones and veins exist to the north of the surface exposures of the Tolovana vein system. Given recent discoveries in the Cleary Hill mine area, additional exploration of the lands north of the Tolovana mine is warranted (see Recommendations).

The majority of the work on the Golden Summit property was carried out under the supervision of  Michael Gross, VP Exploration for Freegold Ventures. Geological work was supervised by Curtis Freeman, of Avalon Development Inc. The geophysical survey was conducted by Peter E. Walcott & Associates Limited. The data obtained in conjunction with all the work performed is considered to be reliable.

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

Drilling

Drilling completed on the Golden Summit project includes 79,716 feet of core, reverse circulation, and rotary air blast drilling in 219 holes.  Drilling was conducted by third-party contractors in 1992, 1994-98, 2000, 2003, 2004, and 2006 and consisted of diamond core drilling, down-hole hammer reverse circulation drilling and rotary air blast drilling.  All drilling conducted during these programs was managed by Avalon Development and was conducted by independent drilling contractors.  Reverse circulation samples consisted of one-eighth splits of each 5-foot interval.  All core samples were sawed one-half splits of variable length depending on visible geological criteria.  Rotary air blast samples (from 3.5 inch diameter holes) consist of full return from 3 foot sample intervals.  Reclamation and hole plugging have been completed for all of the drilling done on the Golden Summit project between 1992 and 2006.  Reclamation work remains at the Cleary Hill and Tolovana prospects however current permits allow these sites to remain open for additional exploration through the end of 2011.

A detailed description of the drill programs completed by the Company is provided in the Exploration section of this Form 20F.

Sampling and Analysis

Rock, soil and drill sampling methods and procedures utilized in 1992 through 2006 followed then-currently established industry guidelines for this level of mineral exploration work.  All reverse circulation and rotary air blast samples were quick-logged on-site by an experienced geologist and later detail logged using representative chip samples from each 5 or 3 foot interval.  All core samples were logged at Avalon’s secure warehouse facility, marked for assay, photographed and then sawed with one-half of the core sample retained for future use while the other half was sent to a commercial laboratory for analysis.

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

Sample duplicates were inserted into drill sample strings in 1996 on a one for 10 basis.  Blanks and a small number of standards were introduced into sample streams in 1997-98 while blanks were inserted into rock and drill samples on a 1 for 25 basis in 2000 and 2002 through 2006.  Sample blanks consisted of Browns Hill Quarry basalt, an unmineralized Quaternary basalt flow from the Fairbanks Mining District, Alaska.  Extensive previous analysis of this same blank rock type has given Avalon a large geochemical database for use on a comparative basis.  Analyses of variance performed on samples analyzed by Bondar-Clegg and Chemex indicate no unacceptable sample results in the blanks submitted.  Samples containing coarse gold may present repeatability problems due to nugget effect which future exploration needs to consider.

Commercially prepared standards containing 1.5 and 2.5 gpt gold were introduced on a 1 to 50 basis during 2005.  Analyses of variance performed on samples analyzed by ALS Chemex indicate no unacceptable sample results in the standards submitted.  Commercial standards containing 0.627 ppm, 2.56 ppm, 4.46 ppm, or 11.33 ppm gold were included in sample streams for 2006 at a rate of 1 per 25 for rock and channel samples and 1 per rotary air blast drill hole (approx. 1 per 17-25 samples). No unacceptable analysis results were returned for these standards from either ALS Chemex or Alaska Assay Labs.

Since 1992 all samples collected from the Golden Summit project were transported by Avalon Development employees directly from the field to Avalon’s secure warehouse in Fairbanks.  Avalon personnel checked each sample shipment to insure that samples in hand agreed with sample totals in field notebook.  Once the integrity of each sample shipment was established the samples were picked up by representatives of an independent analytical laboratory (Bondar Clegg, ALS Chemex or Alaska Assay) for analytical processing.

Security of Samples

All samples collected on the Golden Summit project were retained at Avalon’s secure warehouse facility in Fairbanks until picked up by representatives Alaska Assay, ALS Chemex or Bondar Clegg.  Sample preparations procedures varied over time and between the three facilities however, analytical work consisted of gold by fire assay with atomic absorption or gravimetric finish plus a variable multi-element suite analyzed by inductively coupled plasma emission spectroscopy (ICP) methods.  Prior to 2001 all ICP samples were prepared using two acid digestion procedures.  Sampling conducted in 2001 through 2006 used four acid digestion procedures. Sample pulps for all samples collected from 1996 to 2004 and after September 2006 have been retained at Avalon Development’s Fairbanks warehouse facility.  Sample pulps for 2005 were retained by Freegold at their Vancouver office. Sample rejects from 2005 and 2006 are stored at Avalon Development's facilities in Fairbanks.

Mineral Resource Estimates

There currently are no mineral resources on the Golden Summit project that comply with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000.

Adjacent Properties

The Golden Summit is surrounded by over a dozen small to moderate size properties owned by small companies and individuals.  Several of these properties contain old mines and known-gold-bearing prospects (Freeman, 1992).  Several of these properties were leased to Freegold during the period 1992 to 2005 but were returned to their respective owners during that period and no longer are part of the Golden Summit project.  While some of these properties contain mineralization that is similar to that known to exist on the Golden Summit project, a discussion of these prospects is outside the scope of this summary.

Mineral Processing and Metallurgical Testing

Prior to early 2007 Freegold had completed no metallurgical or petrographic analyses on samples from the Cleary Hill or Tolovana prospects. Metallic screen analyses were conducted on selected samples of the Cleary Hill mine drill samples in 2003 and 2004.  Metallic screen analyses were conducted on high grade samples from the 2002 Cleary Hill trenching program and from 60 channel and 21 high grade grab samples from the 2005 Cleary Hill trenching program.  This work indicated that below about 1 gpt gold, standard –150 mesh fire assay results are nearly identical to weighted average metallic screen assay results suggesting nugget effect is not present to any significant degree in lower grade samples.  However, as overall sample grades increase, metallic screen analyses display an increasing disparity between standard fire assay grades and weighted average metallic screen fire assay results.  These results suggest a significant nugget effect can be expected in higher grade samples, particularly those with coarse visible gold.

In January 2007 Freegold submitted approximately 600 pounds of run-of-mine material from the 2006 bulk sample pits to McClelland Labs of Reno, Nevada for acid base accounting tests.  These tests will be used to determine the acid generating capacity of the mineralized material in the bulk sample stockpiles, a regulatory requirement of the Alaska Department of Conservation for solid waste disposal permits that will be required prior to commencement of sample processing in the summer of 2007. Results of these tests were not available at the time this summary was completed.

Exploration Recommendations

Although several areas of the Golden Summit project merit future exploration effort, the initial near term (5-year) focus of exploration at Golden Summit will be the western half of the project area. Results from this portion of the project will help guide work on the eastern half the property. Based on preliminary field, laboratory and literature studies completed to date, the following recommendations for future work on the western Golden Summit project are warranted (Table 1-7):

Cleary Hill: Previous mining and more recent exploration work conducted by Freegold at Cleary Hill mine suggest the presence of a series of high grade veins with good down-dip potential. Trenching and bulk sampling conducted in 2006 revealed several new high grade veins between the Cleary Hill vein on the north and the Currey shear on the south. Although the exact head grade and recovered grade for gold in the bulk sample stockpiles will not be known until at least mid-July, 2007, trench, bulk sample and limited RAB drilling have indicated that both high grade and bulk tonnage targets at Cleary Hill are open to expansion along strike and at depth. A five-year permit has been submitted to State and Federal regulatory authorities that will allow Freegold to conduct extensive additional trenching, core or rotary drilling and bulk sampling in the Cleary Hill mine area. The program would include quarterly water sampling programs that would establish a baseline water quality database for the entire upper Cleary Creek drainage. Recommendations for work in 2007 include backhoe and dozer trenching in the Currey shear, Wackwitz vein, Beistline vein and Cleary HG vein and possibly along the Wyoming and Colorado veins and in the unexplored footwall of Cleary Hill vein. Extensive close-spaced RAB drilling is recommended for one or more of these areas to determine the viability of an area prior to bulk sampling. Hole spacing should be designed to insure that the average vein dip of 60-65 degrees will be intercepted in at least two adjacent holes, thereby insuring that a reliable dip can be determined n a given mineralized structure. Hole depths should range from 50 to 75 feet, depending on hole density and spacing. Pending receipt of encouraging results, bulk sampling should be conducted in the Currey shear, Wackwitz vein and the area between the 2006 Beistline pit and the Cleary HG vein pit. If all phases of this 3-phase exploration program are completed in 2007, the estimated cost is approximately $2,500,000.

Tolovana: Significant grade and thickness mineralization was intercepted in the 2004 trenching and drilling programs. The intrusive portion of the drilling looks promising from the standpoint of strongly altered structures and constitutes a separate target from the shear zones and veins hosted in the metasediments. A RAB drilling program is recommended for 2007 as a cost effective way of intercepting multiple veins and shears along the most prospective portions of the Tolovana vein system. This drilling should be conducted in the winter months to take advantage of easier access and more stable drilling conditions. A minimum 5,000 feet of closely spaced RAB drilling should be completed with an all-in cost of $175,000 ($35 per foot). Pending receipt of encouraging results from the RAB drilling, additional backhoe or dozer trenching, geochemical sampling and bulk sampling should be conducted over the Tolovana vein system. This work should be conducted in the late summer and fall to take advantage of the warmer weather for trenching and geochemical sampling and the post-freeze-up weather for bulk sampling and heavy haulage. The estimated cost is approximately $750,000. In addition, previously unassayed core intervals from Phase 1 2004 drilling should be split and sent for assay. Estimated cost for this part of the program is $15,000.

Newsboy: All of the Newsboy’s previous production came from above the 350 foot level of the mine. Two old unregistered maps are all that remains of the subsurface mine records from the Newsboy. Previous production of approximately 40,000 ounces of +1 opt material was mined from a northeast striking, steeply north dipping vein with mining widths reaching up to 14 feet thick near the shaft on the 115 foot level. Stockwork veins apparently were more common at Newsboy than discrete single quartz veins and gold mineralization was present in sulfide-bearing country rock which hosted the shear zones. Post-mineral cross-faults clearly plagued previous mine operators and present a significant challenge to future exploration. Because of our limited knowledge of the structural setting at Newsboy, a three stage exploration program is recommended. Initial work should include compilation of all surface and subsurface records for the Newsboy area. This GIS database will assist in targeting subsequent ground geophysics an drilling. The estimated cost of this work is $25,000. Once the GIS database is compiled, ground geophysics (NSAMT or CSAMT?) capable of defining structural details to at least 1,000 feet below surface should be conducted. Limited resistivity surveys over the Cleary Hill area suggest resistivity highs are associated with significant vein systems. In addition, previously flown airborne geophysics could be used to help model major lithologic or structural locks in the Newsboy area. Combined airborne geophysical re-interpretation and follow-up ground geophysics is budgeted at $30,000. Once these data are evaluation, RAB drilling over the known mineralized strike length of the Newsboy vein should be conducted. Drilling should be managed in a similar fashion as on the Cleary Hill and Tolovana prospects. A minimum 5,000 feet of closely spaced RAB drilling should be completed with an all-in cost of $175,000 ($35 per foot). In addition, a six-hole, 6,000 foot diamond drill program is recommended to explore below the 350 level of the mine on three 2-hole fences. This program will be expedited by the fact that, unlike the Cleary Hill or Tolovana veins, the Newsboy vein dips to the north and topography drops off in the same direction thereby making it less expensive to test deeper levels of the vein system. Down-hole wedging also should be considered as a cost-effective alternative to drilling all six holes from surface. Total estimated drilling phase cost is $450,000 ($75 per foot).

Table 1-7: Summary of recommended exploration priorities, Golden Summit project

Activity	Budget (US$)	Comments
Cleary Hill trenching & bulk sampling	2,500,000	Currey, Beistline, Wackwitz
Re-assay phase 1 Tolovana core	15,000	Stored in Fairbanks
Tolovana RAB Drilling	175,000	5,000 feet
Tolovana Trenching and Bulk sampling	750,000	Tolovana, Dolphin
Newsboy GIS compilation	25,000	Data in Fairbanks
Ground geophysics, Newsboy	30,000	NSAMT, CSAMT
Newsboy RAB drilling	175,000	5,000 feet
Newsboy Core Drilling	450,000	6,000 feet, core
Total Cost	$4,120,000

2.

Almaden Property – Idaho, USA

Property Description and Location

By agreement dated 13 December 1995 and various amendments, the Company purchased a 60% interest in certain mineral claims located in Washington County, Idaho, known as the Almaden Property. As consideration, the Company paid US$250,000 to underlying optionors, issued 4,621,714 common shares and completed a feasibility study.

Pursuant to the Company submitting a feasibility report, the Company entered into a joint venture agreement whereby 60% of all further costs spent on the property was the responsibility of the Company. The joint venture assumed the requirements to pay US$250,000 to underlying optionors (paid), US$4 per month for each acre acquired (approximately US$10,000 per year [paid to date]) and US$24,000 per year (US$6,000 annually [paid to date] with the remaining US$18,000 deferred for payment upon commencement of commercial production). The US$18,000 annual contingent liability has not been recorded in these financial statements due to the uncertainty of going into commercial production. This accumulated contingent liability for lease payments due on commencement of commercial production is US$450,000.

By agreement dated 17 April 2001, the Company acquired the remaining 40% portion of the joint venture interest and 100% of the shares of Ican Minerals, Inc. and Canu Resources, Inc. for 500,000 shares of the Company (issued). The Company now owns a 100% interest in the Almaden Property, subject to underlying lease agreements.  The property is subject to a production royalty of 4% of net returns and a 1% NSR if the average price of gold is less than US$425 per ounce and 2% if the average price of gold is equal to or greater than US$425 per ounce.

The following text where italicized is excerpted from a Report entitled Executive Summary Report for the Almaden Gold Property, Washington County, Idaho by Avalon Development Corporation and J. D. Graham & Associates Ltd dated March 15th, 2006 filed on SEDAR. All references noted within the text can be found in the references section of this report.

Figure 2-1: Location of Almaden Property, Washington County, Idaho

Crane
Crane Cr. Reservoir
Scott Cr.
Eaton
Mann Cr.
Crane Cr.
WEISER
Weiser River
ALMADEN PROJECT
Gross
Wilburus
Squaw Creek
French
SNAKE RIVER
Little Willow Cr.
PAYETTE
Pinehurst
Willow Creek
Fruitland
44°
Sweet
Gardenia
New Plymouth
PAYETTE RIVER
Montour
Letha
EMMETT
Pearl
Parma
Roswell
Notus
Middleton
Star
Dry Creek
Eagle
Wilder
BOISE RIVER
CALDWELL
Greenleaf
Homedale
Huston
Ustick
BOISE
Meridian
Deer Flat Reservoir
NAMPA
Marsing
Jump Creek
Hubbard Reservoir
Kuna
Bowmont
117°
4 2 0 4 8
SCALE IN MILES

GENERAL LOCATION MAP

The Almaden mining property is located approximately 13 miles east of Weiser, the county seat of Washington County, in western Idaho (Figure 2-1). The property is situated at the crest and on the western side of Nutmeg Mountain, a prominent topographic high in the area. The property consists of twelve patented lode claims and 141 unpatented lode claims, as well as leased private land, in sections 28, 29, 32, and 33, Township 11 North, Range 3 West, sections 4, 5, 6, 7, and 8, Township 10 North, Range 3 West. Mineral rights to the various claims and fee ground cover a total of approximately 2,980 acres, or 1,242 hectares.

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

Private property under lease from Chrestesen amounts to approximately 240 acres, and from H.& D. Davies is approximately 40 acres and the 12 patented claims.

Mineral rights in this part of Idaho are administered by the US Bureau of Land Management (federal claims).  Annual rents of US$125 per claim are due and payable by August 31 of each year for unpatented federal mining claims. Total 2006-2007 rents due for federal claims total US$17,625.  Claim rentals are paid in lieu of annual labor for unpatented federal claims. All claims and leases on the Almaden project currently are in good standing. There currently are no unusual social, political or environmental encumbrances to mining on the project.  Other than the 12 patented mining claims and private leased lands, both of which have been surveyed, the claims of the Almaden project have not been surveyed by a registered land or mineral surveyor and there is no State or federal law or regulation requiring such surveying.  Survey plats for all patented mining claims are open to public inspection at the Bureau of Land Management. Permits for future work will be acquired from the US Bureau of Land Management and the State of Idaho on an as-needed basis.

Figure 2-2: Location of Almaden mineralized zones and drill hole locations

Accessibility, Climate, Local Resources, Infrastructure and Physiography

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

History and Previous Work

The Almaden (or Osa Anna) mine on Nutmeg Mountain was originally a mercury mine according to Ross (1936). While other mercury occurrences are known from the region, Almaden appears to have received the most development work (Ferris, 2004). Harry Brown, an owner of the Pittsburgh Mining Co. made the first discovery of cinnabar at Nutmeg Mt. while herding sheep in the summer of 1936. Seventeen claims were staked over the following two years In 1938 the property was leased to Lawrence K. Requa, a mining engineer who then organized the Idaho Almaden Mines Co. Production began on May 17, 1939, and operations were carried on continuously until the mine shut down in December 1942. The mining operation consisted of a 50 ton per day reduction plant consisting of a crusher that reduced ROM ore to 1.5 inches or less before introducing the ore to a rotary kiln where the mercury sulfide was roasted and the mercury vapor condensed to elemental mercury (Attebery, 1987). During this period the mine produced 3,958 flasks of mercury, at a recovered grade of 6.27 pounds per ton (0.31%). The property was returned to the original owners in 1942. Subsequently, small, high-grade cinnabar occurrences were found on the northern part of the crest of Nutmeg Mountain and explored as late as 1953 (Ross, 1936, Ferris, 2004).

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

Table 2-1: Significant gold assay intercepts in drill holes from the Cove Creek and Stinking Water zones

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

Additional evaluations completed in 2005 and early 2006 resulted in the commencement of a 34,000-foot drill program in July 2006.  This program will provide additional data for completion of a new, updated resource estimate on the property by June 2007.  Initial drilling will focus on increasing the resource at depth, along the eastern and western margins of the deposit and in the south, where the deposit remains open

A preliminary review of the WGM Feasibility Report by Hatch Ltd. determined that the previous metallurgical testing on the project did not adequately determine the optimal crush size for the project. The WGM Feasibility Study recommended sending – 6” run of mine material to the heap leach pad.  Freegold has engaged McClelland Laboratories of Reno, NV to test the leach characteristics of 5 different crush sizes in order to determine optimal crush sizes to improve recoveries and potentially enhance overall project economics.  Six large diameter (PQ) core holes  (Holes C-37-C42) were drilled and 3 small test pits were blasted to obtain ROM material to augment the large diameter core for metallurgical testing purposes.

Initial diamond drill results were reported in early October 2006.  The first hole, C-37, was located to not only provide representative material for the metallurgical testing but also to provide a preliminary test of the deeper gold mineralization beneath the 200 foot deep pit contemplated by the feasibility study.  The hole was drilled to a depth of 540 feet and encountered gold mineralization which averaged 0.021 oz/t (which is equivalent to the current resource grade) over 500 feet.  A 100-foot interval (from 35-135”) graded 0.037 oz/t, and a 130 foot interval graded 0.029 oz/t (from 235-365’).  Holes C-38 and C-39, drilled at the western edge of the known mineralized area, generated lower grade and lower recovery material for the metallurgical test program.  Hole C-40 returned 0.024 oz/t over the first 210 feet and included 155 feet (from 15-170’) grading 0.030 oz/t.  Hole C-41 was drilled in the north-east extension of the Main Zone and averaged 0.014 oz/t to a depth of 175 feet.  Assays returned values the same as or slightly higher than the cut off grade used in the previous 43-101 resource calculation (0.011 oz/t) to a depth of 270 feet. The final metallurgical test hole, C-42, was drilled in the middle of the North Zone, where the 1997 WGM pit was designed to a depth of 140-feet.  Hole C-42 averaged 0.016 oz/t over its entire 225 foot length with the top 150 feet averaging 0.021 oz/t.

To increase knowledge of both the geology and the gold distribution, a series of drill holes (mostly core) are being systematically drilled in parallel, east-west, fences across the known mineralized area.  Starting in the Main Zone near the south end of the deposit, 6 core and 2 RC holes were drilled in a fence along grid 37,800N which is 100 feet north of Hole C-37.  These holes were designed to expand mineralization at depth and on both the east and west margins of the deposit, to generate additional geological information, including the definition of a major north-south feeder structure recently mapped through the central portion of the Main Zone and decrease hole spacing to improve resource quality.  Holes in this fence plus other recently drilled fences to the north have intersected this main feeder structure over a known minimum strike length of the 2,000 feet, and the structure has been determined to dip 65-degrees to the west.  Assays from the 8 reported holes on line 37,800N indicate that mineralization in the hanging wall of the main feeder structure is significantly higher grade than in the corresponding footwall zone with mineralization encountered near the feeder structure up to 300 feet below previously identified mineralization.

Assay results for holes C47, C46, C45, C43, RC708, C44, C44-A, and RC707 moving from east to west across the southern portion of the Main Zone (Table 2-2, Figure 2-3).

Figure 2-3: Map showing location of drill holes along 37,800 N and 38,500N

Apart from Hole C44-A, which dips 60 degrees to the east, all of the holes were vertically oriented to test the flat lying mineralization.  Significant assay intervals from these 8 holes include:

Table 2-2:  Significant gold assay intervals from drill fence on Section 37,800 N

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)	Comments
C47	100	215	115	0.009	western extremity of mineralization, outside the 1997 pit design
C46	65	115	50	0.011	100' east of the western edge of the 1997 pit, in previously designated waste blocks
C45	65	145	80	0.013	200' east of the western edge of the 1997 pit, still in previously designated waste blocks
C43	30	150	120	0.014	starting to get into higher grade hanging wall zone -- grade exceeds that of surrounding holes
RC708	10	415	405	0.020	within the higher grade portion of the hanging wall zone -- mineralization extends 200 feet below previously designed pit bottom.
including	20	160	140	0.030
including	230	320	90	0.023
C44	0	200	200	0.023	within hanging wall mineralization -- main feeder structure encountered at a depth of 200 feet
Including	20	130	110	0.032
C44-A	0	205	205	0.027	within hanging wall mineralization - 60 degree E dip, encountered main feeder structure at a depth of 140 feet
including	0	115	115	0.037
RC707	10	310	300	0.021	within hanging wall mineralization -- main feeder structure encountered at 130 feet. Mineralization within the footwall extends 100 feet below the 1997 pit bottom
including	25	130	105	0.045

The 5 reported holes drilled south of grid 37,800N in the southern portion of the Main Zone to test for possible depth extensions in the hanging wall of the main feeder structure and as infill drilling all successfully encountered resource grades at nearly double the cutoff grade used in the 2006 43-101 report, with good widths of resource grade material extending up to 215 feet below the average depth of previous drilling (Table 2-3).  Hole 654, the southern most hole drilled to this depth, encountered resource-grade mineralization to its full vertical depth of 350 feet indicating that mineralization remains open to depth and along strike to the south.

Table 2-3:  Significant gold assay intervals of holes drilled in the southern part of the Main Zone

Hole Number	Azimuth/ Angle	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)	Comments
664	90/-60	20	265	245	0.027	Crossed main fault into footwall at roughly 260 feet.
including		20	130	110	0.050
659	90/-70	20	120	100	0.025	Lost hole at 120 feet. 0.032 oz/ton average for bottom 60 feet.
including		65	120	60	0.032
656	90/-45	65	375	310	0.016	Confirms depth and grade of mineralization
including		155	285	130	0.025
654A	90/-45	40	415	375	0.020	Crossed main fault in he footwall between 430 and to 450 feet.
including		80	130	50	0.051
including		150	255	105	0.031
654	vertical	15	350	335	0.019	Hole ended in mineralization above cut-off grade
including		125	180	55	0.040
including		265	300	35	0.045

Four holes (C-48, 668, 662, and 660) were drilled to test the eastern and western extent of the gold mineralization within the southern part of the Main Zone.  While these holes did not encounter any new zones of mineralization, they did confirm that certain areas previously designated as waste in the 1997 pit design contain areas of mineralization that is expected to be above the internal cut-off of the pit.  Some of these significant intersections include:  Hole C-48: 0 to 155 feet @ 0.007 oz/ton, hole 668: 115 to 260 feet @ 0.004 oz/ton, hole 662: 45 to 345 feet @ 0.008 oz/ton, including 70 to 85 feet @ 0.036 oz/ton, and hole 660: 190 to 240 feet @ 0.013 oz/ton.

A fence of nine holes (Table 2-4) were drilled across grid line 38,500 N which is 700 feet north of the grid line 37,800N where the first fence was drilled (Figure 2-3). These holes display a profile similar to that along grid line 37,800 N. Holes in grid line 38,500N confirmed the strike and 65-degree westerly dip of the main N-S feeder structure.  The drilling also revealed the presence of a second and possibly a third fault splaying off the N-S feeder structure to the northwest, and dipping to the southwest.  Similar to results in grid line 37,500N, holes along grid line 38,500N also display higher-grade mineralization in the hangingwall of the identified faults and lower grade mineralization in the footwall rocks, with the grade of mineralization improving as footwall rocks from one fault become the hangingwall rocks for another fault further to the east.  From west to east across section 38,500 N, assays are reported below for holes 711, 710, 712, C-49, 709, C-51, C-52, C-53 and C-54.  Significant assay intervals from these 9 holes include:

Table 2-4:  Significant gold assay intervals from drill fence on Section 38,500 N

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)	Comments
711	50	140	90	0.015	Hole lost at 170 feet with no samples below 140 feet.
710	30	225	195	0.030	High-grade mineralization continues to the fault at roughly 230 feet.
712	20	150	130	0.039	Hole lost at 150 feet. Last 5 foot intercept assayed 0.05 oz/ton
including	55	150	95	0.049
C-49	30	235	210	0.028	Twin of hole 712 with excellent correlation
including	60	135	75	0.049
709	95	400	305	0.017	Resource grade material for 200 feet below previous drilling.
including	180	285	105	0.032
C-51	10	450	440	0.016	Nearly resource grade for 250 feet below previous drilling. Crosses main NS fault at roughly 460 feet.
C-50	45	240	200	0.018	Crosses main NS fault at roughly 240 feet.
including	125	185	60	0.034
C-52	70	150	80	0.015	In footwall of NS fault. In-fills and confirms grade.
C-53	30	225	195	0.011	Slightly better than surrounding holes.
C-54	65	115	50	0.008	Essentially limits deposit to the east.

In addition one vertical hole (C-63, Table 2-5) drilled in the northwest corner of the Main Zone has identified an unexpected fault and breccia zone extending from near surface to 570 feet where the zone is cut off by a fault.   The drill hole identified a new splay structure striking northwest which contains a 540-foot interval grading 0.015, the thickest interval of mineralization seen to date   From 620 to 630 feet a 10-foot thick zone of 0.025 oz/ton mineralization was also found.  The significance of the deeper mineralization in this area is still unknown.  Additional drilling is in progress to identify the strike and dip of this fault which will help identify additional targets that may be tested in the future for deeper bonanza-grade gold mineralization in the feeder zones.

Table 2-5:  Significant gold assay intervals from Hole C-63

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)	Comments
C-63	30	570	540	0.015	Longest mineralized interval drilled to date. Crossed a fault at 570 feet
including	30	50	20	0.027
including	115	195	80	0.025
including	490	540	50	0.024	Good grades of mineralization ending 30 feet above fault.
	620	630	10	0.025	Deepest resource-grade mineralization located to date.

In total, 82 holes totaling 29,199 feet (38 core (13,681 feet) and 44 RC (15,518 feet)) have been drilled since the program commenced last summer.  Drilling is expected to continue until the end of April 2007.  Following the receipt of final assay results from the new drilling, a new 43-101 resource estimate will be compiled, incorporating data from with data from the previous 677 drill holes used by WGM in the 1997 Feasibility Study.  The new and updated resource estimate will be completed by Mine Development Associates of Reno and is expected to be completed by the end of June 2007.`

Mineralization

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

Average hole length was 203 feet for all of the core and rotary holes drilled in the Main and North zones at Almaden. Hole depths ranged from a minimum of 20 feet to a maximum of 740 feet (Table 2-6). The drilling at Almaden was designed to extend into the footwall of the mineralization. Average thickness of the mineralized envelope in the Main zone is 150 feet and ranges in thickness from 10 to 490 feet. Average thickness of the mineralized envelope in the North zone is 90 feet and ranges in thickness from and from 20 to 170 feet

Table 2-6: Distribution of hole depths on the main Almaden project area, 1980 – 1995

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

For discussion on the current drilling program (2006), see the Exploration Section of this AIF.

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

A Qualified Person as defined by National Instrument 43-101 is supervising the sampling of the drill core and RC samples during the current 2006 program.  The sampling method and approach are as described as follows:

During the drilling program, geological personnel visit the core drill at regular intervals, observing and overseeing the performance of the drill crews in the drilling, recovery, handling, boxing and labeling of the drill core.  Boxed drill core is delivered to the Freegold’s secure storage facility in Weiser, Idaho at the end of each working shift or when a drill hole is completed.  The drill core is then laid out in sequence inside Freegold’s storage and logging facility.  Drill core is photographed and visually logged before sampling.  Descriptions of lithology, alteration, mineralization, veining structure and beddings and any other pertinent data are entered on drill log forms, using coded entries as appropriate.  Graphic drawings of the core are included on the drill log.  The sample intervals are marked on the core and recorded in the drill logs with a unique number.  Samples are cut in sequence using a Target Model 2051 core saw. Core is split by a trained sample splitter in accordance instructions from the core logging geologist and is supervised by a Qualified Person as defined b y National Instrument 43-101.  Samples are placed in uniquely labeled heavy poly sample bags.  Sample blanks, standards and duplicates are inserted into the sample strings at this stage and represent, at a minimum, 10% of the sample string.  The samples are then placed in labeled rice bags for shipment to ALS Chemex in Winnemucca, NV. The samples are stored in the secure Freegold storage facility until picked up by Chemex for transport to Winnemucca.  Sample preparation is conducted at the Winnemucca laboratory and one split of the pulp are shipped to Reno for gold analysis by fire assay and cyanide solubility.  The second pulp split is sent to the Vancouver laboratory for multi-element analysis by ICP.

A geologist is present at all times during RC drilling to supervise the drillers in their collection of the RC samples, to insure that sample bags are properly numbered, to log samples and to insure that all drilling and sample collection is completed in accordance with industry standards.  RC samples are visually logged, noting lithology, alteration, color and such other characteristics as may be visible.  Drill conditions are also recorded in the RC drill log.  Sample intervals (5 feet) and the corresponding unique sample number are also recorded.  Unique sample numbers for duplicates, blanks and standards are also recorded.  RC samples are transported to Freegold’s secure storage facility where duplicates, blanks and standards are inserted in the sample string and then the samples are stored until picked up by Chemex for transportation to it’s Winnemucca laboratory.  Handling and analysis by Chemex is similar to that for the drill core described above.

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

During the 2006 drill program, all samples were delivered daily by the drill contractor to Freegold’s secure storage and logging facility in Weiser Idaho. Samples are then sawed and split in accordance with the procedures outlined in Sampling and Analysis.  Samples are then picked up by ALS Chemex’s Winnemucca laboratory and transported in bins to Winnemucca for preparation.  Access to the samples are restricted to Freegold’s personnel employed on the project.

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

Geological Controls: The present resource estimate recognizes the need to apply geological controls to the limits of mineralization. The most comprehensive available source of geology was a set of 6 east west cross-sections showing rock type, alteration and gold content above 0.01 opt. The sections vary in spacing from 400 to 1,100 feet. These cross-sections, supplied by Freegold, are dated November 1993 and bear the name of Amax Gold Inc. These sections were considered adequate for use as geological control sections for the resource estimates.

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

Cutoff: A cut off of 0.011 opt was chosen based on a review of the WGM economics of the deposit. This cut off should be reviewed following preliminary examination of the resource using more current precious metal prices, recovery estimates and operating costs and adjusted if necessary. As a measure of tonnage sensitivity to grade, Table 2-9 reports tons and grades at cutoffs of 0.006, 0.008, 0.010 and 0.012 opt.

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

Based on a cutoff grade of 0.011 opt gold the Almaden deposit contains indicated mineral resources of 22,526,000 tons grading 0.021 opt gold in the Main zone and 2,252,000 tons grading 0.019 opt gold in the North zone (Tables 2-7 and 2-8). Using the same cutoff grade, the Almaden deposit also contains inferred mineral resources of 16,337,000 tons grading 0.018 opt gold in the Main zone and 3,652,000 tons grading 0.018 opt gold in the North zone (Tables 2-7 and 2-8). Total indicated resources for the deposit equal 24,778,000 tons grading 0.021 opt gold. Total inferred resources for the deposit equal 19,989,000 tons grading 0.018 opt gold.

Table 2-7: Indicated mineral resources for the Almaden deposit, 0.011 opt cutoff

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

Cautionary Note to US Investors concerning estimates of and Indicated Resources:

This section uses the terms “indicated resources”. We advise US investors while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them. US investors are cautioned not to assume that any part of all mineral deposits in these categories will ever be converted into reserves.

Table 2-8: Inferred mineral resources for the Almaden deposit, 0.011 opt cutoff

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

Cautionary Note to US Investors concerning estimates of Inferred Resources:

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

Material Affect of Technical Factors: Numerous geoscientific factors have the potential of affecting the economic viability of a given gold deposit such as Almaden. These factors include, but are not limited to reserve drill hole density, blasting characteristics, pit wall stability, stripping ratio, mining dilution rates, electrical consumption related to work index, gold metallurgy and recovery rates, reagent consumption and deposit hydrology. Reliable sensitivity data for such geoscientific factors have not been generated for the Almaden deposit and therefore cannot be discussed here. Table 2-9 shows the effect of changing cutoff grades on total tons and average grade of several cut offs.

Table 2-9: Sensitivity of grade and tonnage to cut-off grades, Almaden Deposit.

Cutoff Grade (opt gold)	Main, North & NW Zones, Indicated Mineral Resources
	Tons, 1000’s	Grade (opt gold)
0.006	42.9	0.015
0.008	34.6	0.017
0.011	24.8	0.021
0.012	22.2	0.022

As a further check on the reliability of the block model grade estimates completed for this resource estimate, 10 assay intervals from Freegold’s large diameter core holes C27 through C36 were compared against the block models calculated by Surpac Vision software used in the resource estimate (Table 2-10).  The three assay splits from each core hole interval were averaged and then compared to the block model assay for the same footage intervals.  Block model assays ranged from 4.8% more than the corresponding core interval grade to 43.22% less than the corresponding core interval grade. Block model assay grades averaged about 10% lower than the corresponding interval from the large diameter core samples. If this comparison holds for the remainder of the Almaden resource base it suggests that the current resource estimates for Almaden are conservative.

Table 2-10: Comparison of grades from block model and large diameter core intervals

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

Exploration Recommendations

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

Current exploration plans include the following:

1.

Completion of the current 34,000-foot diamond drill program. Following the receipt of final assay results for the current program, the data will be compiled and forwarded to Mine Development Associates of Reno, Nevada who will complete and updated the 43-101 resource estimate.

2.

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

3.

Grew Creek Property, Yukon Territory, Canada

Property Description and Location

By Letter Agreement dated 27 May 2004 the Company can acquire, from a third party (“Optionor”), up to a 100% interest in certain mineral claims known as the Grew Creek Property located in Whitehorse Mining District, Yukon Territory. To acquire a 100% interest in the property, the Company must, at its option, complete the following:

	Issue Shares	Cash Payments	Incur Exploration Expenditures
Upon signing the letter agreement (paid)	-	$5,000	$-
Within 5 days of regulatory approval (issued/paid)	50,000	35,000	-
On or before 27 May 2005 (issued/paid/incurred)	50,000	45,000	75,000
On or before 27 May 2006 (issued/paid/incurred)	50,000	65,000	150,000
On or before 27 May 2007	50,000	75,000	325,000
On or before 27 May 2008	-	80,000	450,000
On or before 27 May 2009	-	-	500,000
	200,000	$305,000	$1,500,000

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

The Grew Creek Gold Project consists 277 claims (approximately 4,432 hectares) along the Robert Campbell Highway in the Whitehorse Mining District. The claims are located in a linear belt within the Tintina Trench from seven kilometres southwest of Ross River to 20 kilometres south of Faro. The claims are located on NTS map sheets 105 F15, K/2 & 3 and are named as follows: Canyon 1-66, Canyon 73-94, Grand 91-98, Grand 141 –148, Grand 159-161, Canyon 293-300, Canon 1-14, Dozer 1-14, Kaolin 1-10, Maverick 1-48, Cannon 15-24, Rail 51- 145.

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

Figure 3-1 – Grew Creek Location Map

FARO
YT
NWT
Whitehorse
BC
RAT CREEK
TARN
MAIN ZONE
Robert Campbell Highway
ROSS RIVER
GREW CREEK
0 5 10 15 Kilometers

4.

Rob Property, Alaska

Property Description and Location

By agreement dated 9 July 2002 the Company has the option to earn a 100% interest in a 20-year lease on certain mineral claims located in the Goodpaster Mining district, Alaska, known as the Rob Property.

As consideration, the Company shall, at its option, make the following payments and issue shares as follows:

	US Funds	Shares
- Upon execution of the agreement (paid)	$7,000	-
- Earlier of 1 September 2002 and approval date (paid/issued)	7,000	500,000
- On or before 1 July 2003 (paid/issued)	2,500	500,000
- On or before 1 July 2004 (paid)	2,500	-
- On or before 1 July 2005 (paid)	2,500	-
- On or before 1 July 2006 (paid)	2,500	-
- On or before 1 July 2007	2,500	-
- On or before 1 July 2008	2,500	-
	$29,000	1,000,000

The Company is also responsible to make payments for an underlying agreement with the vendor as follows:

US Funds
- On or before 1 July 2003 (paid)	$10,000
- On or before 1 July 2004 (paid)	10,000
- On or before 1 December 2005 (paid)	15,000
- On or before 1 December 2006 (paid)	20,000
- On or before 1 December 2007	25,000
$80,000

In addition, the Company is also required to expend a total of US$1,000,000 in exploration expenditures on the property prior to 31 December 2008 (US$111,205 spent to date). Minimum work in any given year shall not be less than US$10,600 per year. If the Company fulfills this US$1,000,000 exploration expenditure requirement, an additional 500,000 shares of the Company must be issued.

Commencing 1 December 2008 annual advance royalty payments must be made depending on the average gold price for the proceeding year as follows:

Gold Price Per Ounce	Annual Royalty Payment
Less than US$350	US$30,000
US$350 to US$400	US$40,000
More than US$400	US$50,000

The vendor shall retain a NSR, which shall vary according to the London gold price for the preceding six-month period as follows: 1% for gold prices less than US$300, 1.5% for gold prices between US$301 and US$350, and 2% for gold prices greater than US$350. The NSR may be purchased for US$500,000 for each percentage point. An undivided 100% interest in the property may be purchased for US$1,500,000.

In addition, an intermediary vendor retains a 1% NSR which the Company may purchase for US$1,000,000.

The Rob prospect is located in east-central Alaska approximately 110 miles southeast of Fairbanks and 50 air miles northeast of Delta Junction (see Figure 1-1 in the Golden Summit Section). The Rob project consists of 106 state of Alaska mining claims covering 4,240 acres in the Big Delta quadrangle in Townships 6 and 7 South, Ranges 17 and 18 East, Fairbanks Meridian. The claims are registered as Rob 1 through Rob 106 with Alaska Division of Mining, Land and Water Management as ADL#s 540699 through 540714, 544324 through 544339 and 545266 through 545339.

5.

Vinasale Property, Alaska

Property Description and Location

By agreement dated 28 February 2007 the Company entered into an Exploration with Option to Lease Agreement with Doyon, Limited on certain mineral claims located in the McGrath district, Alaska, known as the Vinasale Property.

Under the Exploration Agreement, Freegold must make cash payments of US$320,000 (US$50,000 first year) over five years, make annual scholarship donations of US$10,000, and make exploration expenditures totaling US$4,750,000 (US$300,000 first year). Freegold may at its option enter into a one year extension by making an additional cash payment of US$100,000 and incurring an additional US $1,500,000 in exploration expenditures. In the event the property is reduced by 50% or more the additional exploration expenditures shall be reduced to US $1,000,000.

Freegold may enter into one or more Mining Leases with Doyon on lands on which it has expended at least US$600,000, carried out at least 10,000 feet of core drilling, and submitted a pre-feasibility study.  Freegold will be required to make advance royalty payments and continue to conduct minimum exploration expenditures on leased lands until such time as a Board approved positive feasibility study has been delivered.  Advance royalty payments shall be US $100,000 per year during the initial five-year period, increasing to US$250,000 per year thereafter.  The minimum mandatory exploration expenditures shall be equal to the greater of US$25/acre or US$250,000 for each of the first five years, and US$50/acre or US$500,000 in subsequent years.  Upon submission of a Board approved feasibility study Doyon will have the right, for a period of 180 days, to acquire a minimum 5%, and a maximum 10% participating interest in Freegold’s interest.  Within 60 days of Doyon electing to participate, Doyon shall contribute to a joint venture an amount equal to 2.25 times Doyon’s proportionate share of Freegold’s cumulative expenditures on the leased area after the Effective Date of the Lease.  Following the expenditure of such funds, each party will be required to contribute its pro rata share of further expenditures.

Upon commencement of commercial production, Freegold must pay Doyon a royalty on the production of precious metals equal to the greater of a 2 % net smelter return (NSR) or a 10% net profits interest (NPI).  Once payback has been achieved the royalty shall increase to the greater of a 4 % NSR or a 20 % NPI. Royalties on base metals production shall be the greater of a 1 % NSR or a 10% NPI pre-payback and the greater of a 3 % NSR or a 20 % NPI post-payback.  For each lease agreement, Freegold will make ongoing scholarship payments of US$25,000 per year, which shall increase to US$50,000 per year upon the commencement of commercial production.

The Vinasale Project is located is located in the south western Alaska approximately 16 air miles south of McGrath, Alaska (Figure 5-1). The Vinasale Project covers an area of approximately 143,296 acres in Townships T. 29 N., R. 34 & 35 W, T. 30 N., R. 34 & 35 W, T. 31 N., R. 33 & 35 W.  Access is by helicopter in summer and winter and/or snowmobile in winter.

Figure 5-1: Property Location Map, Vinasale Project, Alaska

6.

Union Bay PGM Property, Alaska, USA

Property Location and Description

The Company acquired certain mineral claims known as the Union Bay Property, in Alaska, USA, by way of staking.

(i) By agreement dated 1 October 2002 and amended 2 April 2003, the Company granted to Pacific North West Capital (“PFN”), a company with certain directors and officers in common, an option to earn a 70% interest in the property.  To earn its 50% interest, PFN, purchased a private placement of $165,000 (2002) and made cash payments, issued shares and incurred exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
- Within 5 days from approval date (received)	$-	30,000	$-
- On or before 1 July 2003 (received / completed)	20,000	-	30,000
- On or before 30 January 2004 (received)	-	30,000	-
- On or before 1 July 2004 (received / completed)	20,000	-	30,000
- On or before 1 July 2005 (received / completed)	30,000	-	340,000
- On or before 1 July 2006 (received / completed)	30,000	-	600,000
	$100,000	60,000	$1,000,000

Following vesting with a 50% interest, PFN had the right to elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of having vested. This election was not made.  Upon vesting, PFN issued 253,586 shares at market value for $100,000 to the Company.

(ii) Joint Venture Agreement

By agreement dated 21 May 2003 with Lonmin PLC (“Lonmin”) the Company and PFN granted Lonmin an option to earn up to a 70% interest in the Union Bay project. Under the agreement, Lonmin was required to incur, at its option, exploration expenditures of US$815,000 (completed) in 2003 and a minimum of US$1,000,000 per year in 2004 (completed), 2005 (completed), and 2006, and US$750,000 for subsequent years. PFN is the operator of the project during the exploration phase. On 26 August 2005, Lonmin advised that it was terminating its option on the project. PFN has notified the Company that it intends to retain the project by reducing the property size to encompass the remaining prospective target areas identified to date.

The Union Bay PGE prospect is located in Southeast Alaska about 35 miles north-northwest of Ketchikan on the northern end of the Cleveland Peninsula (Figure 6-1).  The property is bounded on the north and east by Vixen Inlet, on the south by Bear Creek and on the west by Union Bay.  The property is located in the Craig C1 1:63,360 quadrangle in Township 70 South, Ranges 86 and 87 East, Copper River Meridian.  The current claims, totaling 1,960 acres include: MB1- MB9, UB18-21, UB 24-56, UB 60-65, UB70-74, UB78-83,UB115-116, UB, 118-119, UB121-122, UB124-125, QTUBL 114-116, QTUBL119-121, QTUBL 124-126, QTUBL 129-131, FGUBL 1-3, and QTUBST 1-6.

The Union Bay project consists of 86 unpatented federal lode and 6 state mining claims covering 1,720 and 240 acres, respectively. The claims are located in Township 70 South, Ranges 86 and 87 East, Copper River Meridian and are recorded in the Ketchikan Recording District and at the Alaska Division of Lands and the US Bureau of Land.  In this part of Alaska, the State of Alaska and the US Forest Service administer mineral rights.  The Union Bay project is located within the Tongass National Forest on multiple-use lands open to mineral development. Annual rental payments on Federal mining claims are due on or before each August 31 and total US$125 per claim per year.  Annual rentals are paid in lieu of work on Federal ground. For State claims annual rents are US$25 per claim and work on the ground in the amount of US$100 per claim per year is required.  All claims in the Union Bay property currently are in good standing through August 31, 2008. A registered land surveyor has not surveyed the claims, and there is no State or federal law or regulation requiring such surveying.  There are no known environmental liabilities attached to the property and permits for future work will be acquired from the US Forest Service and the Alaska Department of Natural Resources on an as-needed basis.

Figure 6-1: Property Location Map, Union Bay, Alaska

7.

PGM Property A Ontario, Canada

Property Description and Location

By various agreements dated between 6 March and 19 December 2000, the Company acquired a property in the Sudbury region, Ontario known as the PGM A Property. During a prior year, the Company earned a 100% interest in the property by making cash payments of $100,000, issuing 300,000 shares and incurring exploration expenditures of $50,000. The Company is also required to issue a further 100,000 shares to the optionor upon the completion of a bankable feasibility study.

The property is subject to a 3% NSR. The Company has the right to purchase up to 2% of the NSR for $3,000,000. (The first 1% for $1,000,000 and the second 1% for $2,000,000).

By Letter Agreement dated 16 November 2001, the Company granted to PFN, a company with certain directors in common, an option to earn a 70% interest in PGM A for cash payments of $55,000 (received), issuance of 20,000 PFN shares (received) and exploration expenditures on the property of $55,000 (completed).

PFN has the right to purchase an additional 30% interest in the property by paying to the Company $750,000. The Company and PFN will share the NSR buyout privileges in proportion to their respective interests.

The Property is located in Dana and Janes Townships, of Ontario, which lay approximately 100 road kilometers northeast of the City of Sudbury, Ontario (Figure 7-1). The Dana Lake portion is accessed by traveling northwest and then north along Highway 805 from River Valley, and then by a series of logging roads, skidder trails and/or access trails.  The property consists of the following 87 claim units (1,392 hectares): Dana Township: 1246498, Janes Township: 1231107, 1235822, 1235888, 1235889, 1235891, 1235892, 1235894, and 1235896.

Figure 7-1: PGM A Property Location Map

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The following discussion and analysis should be read in conjunction with the Company’s consolidated audited financial statements and related notes thereto included herein.  The Company’s financial statements have been prepared in accordance with Canadian GAAP.  Reference should be made to Note 12 to the financial statements for a discussion of the material differences from the amounts presented in Canadian GAAP to US GAAP.

The Company is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.

The Company’s accounting policy is to capitalize all costs relating to the acquisition, exploration and development on an individual property basis until such time as the property is put into production or the property is disposed of either through sale or abandonment. The costs capitalized for mineral properties are reviewed on a property-by-property basis to consider if there is any impairment on the subject property.  As at December 31, 2006, the Company has capitalized cumulatively $11,561,837 on the acquisition and exploration of its mineral property interests.

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

a)

Mineral Property Costs

The company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures, holding costs to maintain a property and related foreign exchange amounts are deferred and would be amortized against future production following commencement of commercial production or are written-off if the properties are sold, allowed to lapse or abandoned.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the receipts are in excess of costs incurred, at which time they are credited to income. Option payments are at the discretion of the optionee, and accordingly, are recorded on a cash basis.

Management of the company regularly reviews the net carrying value of each mineral property. Where events or changes in circumstances suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, value beyond proven and probable reserves, probability weighted outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. The company presently has no proven or probable reserves. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the project is written-down to estimated fair values with the write-down expensed in the period.

Management’s estimates of future mineral prices, recoverable resources, initial and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management’s estimate of the net cash flows to be generated from its properties.

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

Fiscal Year Ended December 31, 2006 compared to Fiscal Year Ended December 31, 2005

Results of Operations

The year ended December 31, 2006 resulted in a net loss of $1,772,633 which compares with a loss of $1,368,370 for the same period in 2005.  General and administrative expenses for the year ended December 31, 2006 were $1,510,665, an increase of $182,657 over the same period in 2005. Consulting fees of $207,651 were recorded as compared to $304,998 during the previous year.   The total fair value of stock options that vested using the Black-Scholes Option Pricing Model resulted in stock-based compensation expense of $83,835 for the period ended December 31, 2006 compared to $214,799 for the previous year.  The stock compensation expense has been allocated by expense category on the income statement. Wages of $466,743 were significantly higher than the previous year amount of $95,733 principally due to the inclusion of $222,060 relating to the accrual/allotment of performance shares.  All other general and administrative costs were relatively the same when compared to the previous year.  Capital gains of $85,884 were realized on the sale of investments in 2006 as compared to $Nil over the same period in 2005.   Interest income of $40,998 was also earned in 2006 as compared to $39,476 in the previous year as the Company had almost the same amount of funds on deposit.

During the year ended December 31, 2006, the Company incurred mineral property deferred exploration costs of $3,405,654.  Of the deferred exploration costs, $19,266 relates to the minimum holding costs, $702,054 was incurred to review and update previous engineering and resource work and $1,478,828 was incurred for drilling on the Almaden project in Idaho. $964,957 was incurred on the Golden Summit project in Alaska of which $531,909 was for bulk sampling. $33,049 was spent on the Rob project in Alaska. Mineral property acquisition costs of $203,997 were also incurred which included $19,922 for the Almaden Idaho project, $25,425 for the Rob Alaska project and $78,650 for the Golden Summit Alaska project. The Company also received $30,000 and 253,586 shares at a fair value of $100,000 from Pacific North West Capital Corp. as part of the Union Bay agreement. During the year, the Company terminated the Duke, B.C. property agreement and the associated costs of $332,806 were written off. The Company continued with the Grew Creek project in the Yukon by making a cash payment of $65,000 and issuing 50,000 shares with a fair value of $15,000. $190,697 in exploration expenditures was spent on the Grew Creek project during the year with $169,186 being received as a mineral tax credit from the Yukon government relating to exploration expenditures incurred in the prior year.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $200,065 for the period ended December 31, 2006, an increase of $23,823 over the same period in 2005.

Fiscal Year Ended December 31, 2005 compared to Fiscal Year Ended December 31, 2004

Results of Operations

The year ended December 31, 2005 resulted in a net loss of $1,368,370 which compares with a loss of $1,652,721 for the same period in 2004. The loss for 2004 had been reduced by $365,968 which is the tax benefit associated with the renunciation of flow-through shares. General and administrative expenses for the year ended December 31, 2005 were $1,328,008, a decrease of $53,709 over the same period in 2004. Consulting fees of $304,998 were recorded as compared to $173,124 during the previous year.   The Company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on of after 1 January 2003.  The new standard requires that all stock-based awards be measured and recognized using a fair value based method.  In years prior to 2003, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees. The fair value of stock options that vested using the Black-Scholes Option Pricing Model was $214,799 for the period ended December 31, 2005 compared to $358,150 for the previous year. All other general and administrative costs were relatively the same when compared to the previous year.  No capital gains were realized on the sale of investments in 2005 as compared to $30,570 over the same period in 2004.   Miscellaneous income of $958 was earned as compared to $73,003 the previous year when the Company was the operator on the Meridian/Golden Summit joint venture project in Alaska. Interest income of $39,476 was also earned in 2005 as compared to $65,250 in the previous year as the Company had fewer funds on deposit.

During the year ended December 31, 2005, the Company incurred mineral property deferred exploration costs of $1,114,827.  Of the deferred exploration costs, $23,389 relates to the minimum holding costs and $49,948 was incurred to update the engineering report for the Almaden project in Idaho. $90,963 was incurred on a trenching program on the Golden Summit project in Alaska and $24,633 was spent on the Rob project in Alaska. Mineral property acquisition costs of $173,513 were also incurred which included $24,755 for the Almaden Idaho project, $21,175 for the Rob Alaska project and $82,583 for the Golden Summit Alaska project. The Company also received $30,000 from Pacific North West Capital Corp. as part of the Union Bay joint venture agreement. During the year, the Company terminated the Liberty Bell Alaska property agreement and the associated costs of $35,730 were written off. Two new Canadian properties were acquired during the previous year. The Company continued with the Grew Creek project in the Yukon by making a cash payment of $45,000 and issuing 50,000 shares with a fair value of $15,000. $669,224 in exploration expenditures was spent on the Grew Creek project during the year with $152,873 being received as a mineral tax credit from the Yukon government.  The Company also spent $210,482 in deferred exploration expenses and issued 100,000 shares at a fair value of $35,000 on the Duke project in B.C.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $176,242 for the period ended December 31, 2005, a decrease of $28,062 over the same period in 2004.

B.

Liquidity and Capital Resources

Fiscal Year Ended December 31, 2006 compared to Fiscal Year Ended December 31, 2005

At December 31, 2006, the Company’s working capital, defined as current assets less current liabilities, was a deficit of $805,360 compared with a surplus of $689,794 at December 31, 2005.  During 2006, 8,146,542 shares were issued for gross proceeds of $2,737,401. 453,750 options were also exercised for proceeds of $153,125.

The Company has a portfolio of investments with a book value of $232,219 and a market value of $368,160 as at December 31, 2006. The investments consist of 553,986 shares of Pacific North West Capital Corp. and 206,500 shares of CanAlaska Uranium Ltd.  These companies have certain directors in common. These amounts are included in the above working capital. The Company had 40,262,882 issued and outstanding shares at December 31, 2006.

The Company ended December 31, 2006 with a working capital deficit of $805,360.  Subsequent to year-end, the Company raised $2,805,000 from private placements and realized $130,258 from the sale of portfolio investments.  The Company has repaid the $1,000,000 loan and estimates that it will have adequate funds to meet its corporate, administrative and property obligations for the coming year.

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

F.

Tabular Disclosure of Contractual Obligations

Contractual Commitments

The Company is committed under an operating lease, for its office premises with the following lease payments to the expiration of the lease on June 30, 2010.

Fiscal year ended Dec 31,

2007

2008

2009

2010

2011

Thereafter

Office lease

$39,679

$39,679

$39,679

$19,840

-

-

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

Name, Position in Company and Province or State and Country of Residence	Period(s) a Director/Officer of the Company
Harry Barr Chairman BC, Canada	Since 1985
Bernard Barlin Director Hampshire, UK	Since 1989
Colin Bird Director Camberley, UK	Since 1996
Hubert Marleau Director QC, Canada	Since 1996
Morris Medd Director ON, Canada	Since 2006
Steve Manz President and CEO BC, Canada	Since 2005
Kristina Walcott VP, Business Development BC, Canada	Since 2005
Michael Gross VP, Exploration BC, Canada	Since 2006
Jeff Woods VP, Project Development CO, USA	Since 2007

Gordon Steblin Chief Financial Officer BC, Canada	Since 2002
Taryn Downing Corporate Secretary BC, Canada	Since 1995

Additional details including principal occupation for the past five years of the above directors or executive officers are as follows:

Harry Barr – Chairman and Director

Mr. Barr has been involved in the mining industry for over 20 years and has an extensive background in business management, corporate finance, and marketing.  Mr. Barr is currently President, CEO, & Director (1996-present) of Pacific North West Capital Corp.; Chairman of CanAlaska Uranium Ltd. (2004-present); President & CEO of CanAlaska Uranium Ltd. (1985–2004); Director of CanAlaska Uranium Ltd. (1985-present); Chairman (1999-present), Director (1985-present) and President and Chief Executive Officer (1985-1999) of Freegold Ventures Limited; Chairman and Chief Executive Officer of El Nino Ventures Inc. (2006 – present) and President of El Nino Ventures Inc. (2003-2006); Chairman & CEO of El Nino Ventures Inc. (2006-present); and Director (1999-present).

Bernard Barlin- Director

Mr. Barlin has over 40 years experience in the mining industry and has worked as a consulting metallurgist with Hudson Bay Mining and Smelter Company. He has a degree in Engineering from the University of Witwatersrand in Johannesburg, and is a registered professional engineer in Manitoba and the U.K.  Mr. Barlin is currently a Director of CanAlaska Uranium Ltd. (1989-present), Pacific North West Capital Corp. (2000-present), El Nino Ventures Inc. (2004-present), and Freegold Ventures Limited (1989-present).

Colin Bird- Director

Mr. Bird, Fellow of the Institution of Mining Engineers, is an engineer with extensive international experience in developing, financing and managing mines.  Mr. Bird is currently CEO of Jubilee Platinum PLC and Managing Director of Lion Mining Finance Ltd., Director of CanAlaska Uranium Ltd. (1998-present) and Freegold Ventures Limited (1996-present) (as well as a Director of various other mining companies.

Hubert Marleau - Director

Mr. Marleau, a graduate of the University of Ottawa is currently Director of CanAlaska Uranium Ltd. (1996-present), Freegold Ventures Limited (1996-Present), and President & CEO of Palos Capital Corp. (1998-present).  He currently sits on the board of numerous companies.

Morris Medd– Director

Mr. Medd is an independent businessman.  He retired as President of the Redpath Group of Companies (1999-2004), world leaders in underground mine development, and a current director of the group.  He has served on the board of the Ontario Mining Association.

Steve Manz – President and CEO

Mr. Manz holds a B.A.Sc. in geological engineering from the University of Toronto, and an MBA from York University and has been involved in the financing and operation of several North American gold producers over the past 19 years.  From 2003 to 2005 Mr. Manz was a financial consultant in the mining and power generation sectors.  From 2000 to 2003 he served as the Director of Finance of Energy Development Group, LLC in Connecticut.

Kristina Walcott – Vice-President, Business Development

Ms. Walcott has worked in various capacities in the mining and mineral exploration industry for the past 18 years. Ms. Walcott has held administrative and field positions including General Manager of Orex Laboratories, a diamond sample processing facility and Mines Land Manager for Pacific North West Capital and CanAlaska Uranium Limited, both Vancouver-based mineral exploration companies with extensive land positions in Canada and the United States. In addition she was actively involved in the geophysical contracting industry where she assisted in remote-site field geophysical surveys for major and junior mining firms. Ms. Walcott has served as the Company’s VP Business Development since March 2005 where she is responsible for identifying and acquiring new business opportunities in the mining sector.

Michael Gross – Vice-President, Exploration

Mr. Gross holds a BS degree in Geology from the University of Wisconsin, Madison and an MS degree in Economic Geology from the University of Arizona.  He has been involved in exploration, mine operations, financing and corporate management at several North American gold and silver producers.  From 2001 to 2004 Mr. Gross managed the construction and operational startup of an industrial minerals operation in Ontario, Canada.  During 2005, as VP Exploration, Mr. Gross managed gold exploration in Mexico for Nayarit Gold Inc.  Beginning in 2006 Mr. Gross has served as VP Exploration for Freegold Ventures Limited, managing Freegold’s projects in the US and Canada.  He currently sits on the board of a Canadian junior exploration company and is a registered Professional Geologist in the state of Idaho.

Jeffrey Woods – Vice-President, Project Development

Mr. Woods received is Bachelor of Science degree in Metallurgical Engineering from the Mackey School of Mines, University of Nevada, Reno.  He is a registered member of the Society of Mining, Metallurgy and Exploration (SME) and a member of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).  Previously he held the position of Sr. Process Engineer with Washington Group International (2006-2007) and Hatch Limited (2005-2006) as well as president and consulting metallurgist with Woods-Galati Inc. (2001-2005).  He has over 25 years experience in metallurgical testing, process engineering, project development, commissioning and operations.

Gordon Steblin – Chief Financial Officer

Mr. Steblin, B. Comm., CGA, is currently the Chief Financial Officer of Pacific North West Capital Corp., Freegold Ventures Limited, El Nino Ventures Inc. and CanAlaska Uranium Ltd. (2002-present) and accountant of Pacific North West Capital Corp. (1996-2002), Freegold Ventures Limited (1994-2002), CanAlaska Uranium Ltd. (1994-2002), and El Nino Ventures Inc. (1999-2002).

Taryn Downing – Corporate Secretary and Vice-President, Administration

An administrator with over 25 years experience in both the public and private sectors. Ms. Downing is currently the Corporate Secretary for Pacific North West Capital Corp. (1998-present), CanAlaska Uranium Ltd. Freegold Ventures Limited (1995–present) and El Nino Ventures Inc. from (1999-present).

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

Summary Compensation Table

The following table sets forth all compensation for all years indicated in respect of the individuals who were, the NEOs as of December 31, 2006.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Harry Barr Chairman	2006 2005 2004	103,680(1) 103,680(1) 103,680(1)	3,922 3,138 20,960	Nil Nil Nil	Nil Nil 190,000(3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Steve Manz, President & CEO(2)	2006 2005	150,000 25,000	15,000 Nil	Nil Nil	Nil 1,500,000(5)	Nil $157,500	Nil Nil	Nil Nil
Gordon Steblin, CFO	2006 2005 2004	26,600(1) 26,771(1) 30,313(1)	2,231 1,785 11,400	Nil Nil Nil	Nil Nil 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Fees paid through a service Company.

(2)

Steve Manz was appointed President & CEO of the Company on October 18, 2005.

(3)

These stock options were granted to Canadian Gravity, a wholly-owned company of Mr. Barr.

(4)

250,000 of these stock options were granted to Canadian Gravity Recovery Inc., a wholly-owned company of Mr. Barr. The remaining 250,000 stock options were granted to Mr. Barr directly.

(5)

 Of the 1,500,000 granted, 500,000 of these were granted under the Company's 2004 Stock Option Plan and 1,000,000 were granted under the Company's Performance Share Plan.

Compensation of Executive Officers

See above summary compensation table.

The following table sets out the options granted to Directors and Executive Officers during the Company's most recently completed financial year.

Name of Director and/or Executive Officer	Securities Under Option	Exercise Price	Value of Unexercised in the Money Options at Dec 31, 2006	Expiry Date
Harry Barr	Nil	N/A	N/A	N/A
Steve Manz	Nil	N/A	N/A	N/A
Kristina Walcott	Nil	N/A	N/A	N/A
Colin Bird	Nil	N/A	N/A	N/A
Bernard Barlin	Nil	N/A	N/A	N/A
Hubert Marleau	Nil	N/A	N/A	N/A
Taryn Downing	Nil	N/A	N/A	N/A
Gordon Steblin	Nil	N/A	N/A	N/A
Michael Gross	350,000 options 400,000 performance shares	$0.35 $0.01	$47,250 $190,000	March 13/11 March 13/09
Morris Medd	100,000 options	$0.50	Nil	Sept 21/11

The closing price of the Company’s common shares on December 31, 2006 was $0.485.

Options Granted to NEOs During the Most Recently Completed Financial Year

During the financial year ended December 31, 2006 no options were granted to NEOs.

Aggregated Option\SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option\SAR Values

The table below sets out, on an aggregate basis, the number of common shares of the Company acquired through stock options by the NEOs under the Company’s Stock Option Plan during the financial year ended December 31, 2006 and the number and value of unexercised options as at December 31, 2006.

Name (a)	No. of Shares Acquired on Exercise (#) (b)	Aggregate Value Realized(1) ($) (c)	No. of Unexercised Options at Dec. 31, 2006 (#) Exercisable/Unexercisable (d)	Value of Unexercised in-the-Money Options at Dec. 31, 2006 ($)(2) Exercisable/Unexercisable (e)
Canadian Gravity Recovery Inc.(3)	Nil	Nil	590,000 / 0	17,400 / 0
Harry Barr, Chairman	Nil	Nil	250,000 / 0	1,250 / 0
Steve Manz President & CEO	Nil	Nil	312,500 / 187,500(4) 345,454 / 654,546(5)	89,063 / 53,438 164,091 / 310,909
Gordon Steblin, CFO	Nil	Nil	210,000	8,800 / 0

(1)

Aggregate Value Realized is the difference between the market price of the Company’s common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2)

Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Company on the TSX on December 31, 2006 of $0.485 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

(3)

A private company wholly-owned by Harry Barr.

(4)

Represents stock options.

(5)

Represents performance shares.

Option/SARs cancelled/expired to NEO’s During the Most Recently Completed Financial Year

During the financial year ended December 31, 2006 no common shares of the Company to NEOs were cancelled/expired.

Option Repricings

During the financial year ended December 31, 2006 no options to NEOs were repriced.

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

Composition of the Compensation Committee

The Compensation Committee is comprised of Colin Bird, Hubert Marleau, and Morris Medd.  None of these directors are officers or employees of the Company. The Compensation Committee periodically reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

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

The Company’s Board of Directors, when determining cash compensation to the Chairman, President, and CEO takes into consideration the extensive experience in the mining industry, responsibilities and duties as Chairman, President, and CEO, as well as personal risks and contributions to the Company’s success.  The Chairman, President, and CEO receive a base cash compensation that the Company feels is in line with that paid by similar companies in North America; however no formal survey was completed by the Compensation Committee or the Board of Directors.

Securities Authorized for Issuance Under Equity Compensation Plans

During fiscal year ended 2006 the Company maintained three incentive and stock option compensation plans:  the 2004 Plan, the 2005 Plan and a Performance Share Plan (all as defined below), all of which have been previously approved by the shareholders of the Company and by the TSX.  The following table sets forth information with respect to the securities outstanding under these incentive and stock option compensation plans as at December 31, 2006.

Equity Compensation Plan Information

Plan Category	Number of shares to be issued upon exercise of outstanding options and other rights	Weighted-average exercise price of outstanding options and other rights	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	5,681,250	0.36	4,117,543
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	5,681,250	0.36	4,117,543

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial year ending December 31, 2006.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

Interest of informed persons in material transactions

None of the directors or executive officers of the Company or other informed person, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

Appointment of Auditors

The Company’s auditors for the year ended December 31, 2006, Staley Okada & Partners merged with PricewaterhouseCoopers LLP.  The directors subsequently appointed PricewaterhouseCoopers LLP as the Company’s auditors for the year ending December 31, 2006.  PricewaterhouseCoopers LLP will be nominated at the Company’s Annual General Meeting for election as the Company’s auditors for the ensuing year.  Remuneration of PricewaterhouseCoopers LLP is to be determined by the Company’s Board of Directors.

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

Applying the definition set out in section 1.4 of MI 52-110, three of the five members of the Board are independent.  The members who are independent are Bernard Barlin, Hubert Marleau and Morris Medd.  Harry Barr is not independent by virtue of the fact that he was, within the past 3 years, an executive officer of the Company (Mr. Barr was the former CEO of the Company from August 21, 1991 to October 18, 2005).  Colin Bird is not independent by virtue of the fact that he was, within the past 3 years, an executive officer of the Company (Mr. Bird was the former President of the Company from February 19, 1999 to June 29, 2005).

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board of Directors, the Board ensures that a majority of independent Directors sit on all Board committees.

Other Directorships

In addition to their positions on the Board, the following Directors also serve as Directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Harry Barr	CanAlaska Uranium Ltd. Pacific North West Capital Corp. El Nino Ventures Inc.
Colin Bird	CanAlaska Uranium Ltd. Jubilee Platinum PLC Tiger Resource Finance PLC Pan African Resources PLC MIT Ventures Corp.
Bernard Barlin	CanAlaska Uranium Ltd. Pacific North West Capital Corp. El Nino Ventures Inc.
Hubert Marleau

CanAlaska Uranium Ltd.

Buzz Telecom

Global Capital Corp.

Global Development Resources, Inc.

GobiMin Inc.

Huntington Exploration Inc.

Maudore Minerals Ltd

Mitec Telecom Inc.

Niocan Inc.

ORTHOsoft Holdings Inc.

Uni-Sélect Inc.

Warnex Inc.

Morris Medd	Nil

Meetings of Directors

The Board holds a minimum of four meetings each year, either in person or by consent resolution as well as additional meetings as required.  Since the beginning of the Company’s most recently completed financial year, the independent Directors have not held a meeting at which non-independent Directors were not in attendance.

Chairman

In the year ended December 31, 2006, Harry Barr was the Chairman.  Under MI 52-110, Mr. Barr is not independent by virtue of the fact that he was the former CEO of the Company (August 21, 1991 to October 18, 2005) (in order to be independent, Mr. Barr must not have been an executive officer of the Company in the last three years).

Attendance Record

In the year ended December 31, 2006, the Board held two meetings and passed resolutions by way of consent resolutions on 22 different occasions.  All of the Directors attended all meetings and executed all consent resolutions.

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

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics, a copy of which is attached hereto as “Exhibit 8”.

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

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

The Audit Committee is comprised of Hubert Marleau, Chairman of the Audit Committee, Morris Medd and Bernard Barlin who are financially literate in accordance with national securities legislation.  Mr. Hubert Marleau, B.Sc., is currently President & CEO of Palos Capital Corp., and has been a director or executive officer of several public companies for over 25 years. Mr. Morris Medd is the retired President of the Redpath Group of Companies, world leaders in underground mine development, and a current director of the group.  He has served on the board of the Ontario Mining Association.  Mr. Bernard Barlin, B.Sc. (Eng.), P. Eng., C. Eng was a director or executive officer of public companies for over 30 years.

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

Additional information regarding the audit committee may be found in Item 16A of the Company’s Form 20F dated March 26, 2007 filed on SEDAR at www.sedar.com.

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

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees

December 31, 2006	$30,000	$2,083	$2,773	$ Nil
December 31, 2005	$39,200	$2,138	$4,850	$ Nil

Compensation Committee

In fiscal year ended 2006, the Board of Directors appointed a Compensation Committee composed of three directors: Bernard Barlin, Hubert Marleau, and Morris Medd.  Please see the section above entitled “Composition of the Compensation Committee” for further information on this Committee.

Corporate Governance Committee

In fiscal 2006, the Board of Directors appointed a Corporate Governance Committee composed of three directors: Bernard Barlin, Hubert Marleau, and Morris Medd.  The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

Assessments

The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

D.

Employees

During the fiscal year ended December 31, 2006, the Company had two full-time employees and utilized various services of 16 part-time consultants.

E.

Share Ownership

The following table sets forth the share ownership of the persons listed in subsection 6.A and the employees/consultants of the Company.  The table below includes the details of all options outstanding.  As of December 31, 2006, the Company had 3,573,269 warrants outstanding.  Of these warrants outstanding, no warrants are held by the persons listed in subsection 6.A or the employees/consultants of the Company.

	Grant Date	Expiry Date	Exercise Price	Number of Options

Employees and Consultants	Dec 31, 2002	Dec 31, 2007	$0.50	195,000
	Sept 10, 2003	Sept 10, 2008	$0.48	230,000
	Feb 10, 2004	Feb 10, 2007	$0.55	50,000
	Nov 5, 2004	Nov 5, 2009	$0.40/$0.50	310,000
	Jan 25, 2006	Jan 25, 2011	$0.30	96,250
	July 17, 2006	July 17, 2011	$0.50	100,000
				981,250

Directors and Officers	Dec 31, 2002	Dec 31, 2007	$0.50	490,000
	Sept 10, 2003	Sept 10, 2008	$0.48	790,000
	Nov 5, 2004	Nov 5, 2009	$0.40/$0.50	770,000
	Sept 30, 2005	Sept 30, 2010	$0.20	500,000
	Mar 13, 2006	Mar 13, 2011	$0.35	350,000
	Sept 21, 2006	Sept 21, 2011	$0.50	100,000
				3,000,000

				3,981,250

Description of Existing Incentive and Stock Compensation Plans

The Company has three existing incentive and stock compensation plans which have previously been approved by the shareholders: the 2004 Plan, the 2005 Plan and the Performance Share Plan (all as defined below).  These plans, which are detailed below, are maintained separate and apart from each other.

(a)

2004 Stock Option Plan (Amended May 20, 2004)

The Company’s stock option plan, as amended May 20, 2004 (the “2004 Plan”) provides that the aggregate number of shares of the Company that may be issued under the 2004 Plan shall not exceed 5,258,341 shares.

		Percentage of Issued and Outstanding Shares as of February 28, 2007
Shares issued upon exercise of incentive stock options	665,000	1.44%
Shares reserved for issuance pursuant to unexercised incentive stock options	4,593,341	10
Unallocated shares available for future grants of incentive stock options	0	0
TOTAL	5,258,341	11.44%

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

The 2004 Plan is administered by the Board in accordance with the terms of the 2004 Plan.  Pursuant to the 2004 Plan, the Board may grant options to key personnel upon such terms and conditions as the Board may determine in accordance with the terms of the 2004 Plan.  The Board will determine the option price (which must comply with TSX policies) and the term of the options, which may be up to 10 years in length.  Vesting provisions may be included at the discretion of the Board.  The total number of options granted to insiders may not exceed 10% of the issued and outstanding shares of the Company in any 12-month period and no insider may be granted options exceeding 5% of the issued and outstanding shares of the Company in any 12 month period.  Pursuant to the 2004 Plan, the maximum number of shares reserved for any on individual may not exceed 5% of the issued and outstanding share capital of the Company at the date of grant.  If an optionee’s relationship with the Company is terminated for cause, then such person’s options will terminate on the same day that the relationship ceases.  If an optionee’s relationship with the Company is terminated for any reason other than cause or death, then such person’s options will terminate on the same day that the relationship ceases unless the Board specifically allows an additional 30-day exercise period.  Upon death of an optionee, such optionee’s options may be exercised by the estate of the optionee for one year from the date of death or such longer period as the Board may determine at the time of grant of the options.

The 2004 Plan may be amended by the Board as it may deem proper and in the best interests of the Company, subject to prior approval of the TSX, provided that no such amendment shall impair any option previously granted under the 2004 Plan.

The Company intends to continue with 2004 Plan until all allowable options have been granted.  Thereafter, the Company shall grant options pursuant to the 2005 Plan.

All allowable options have now been granted under the 2004 Plan and, accordingly, any new options shall be granted by the Company under the 2005 Plan (see below).    The 2004 Plan shall only remain in effect until all outstanding options have either been exercised or expired.

(b)

2005 Stock Option and Incentive Plan (April 26, 2005)

The Company’s 2005 Stock Option and Incentive Plan dated April 26, 2005 (the “2005 Plan”) provides that the aggregate number of shares of the Company that may be issued under the 2005 Plan shall not exceed 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.

2005 Stock Option Plan

The Company’s existing 2005 stock option plan (the “2005 Plan”) provides that the aggregate number of shares of the Company that may be issued under the 2005 Plan shall not exceed 2,991,720 shares.

		Percentage of Issued and Outstanding Shares as of February 28, 2007
Shares issued upon exercise of incentive stock options	0	0%
Shares issued upon exercise of performance shares	0	0
Shares reserved for issuance for unexercised incentive stock options	11,659	0.03%
Shares reserved for issuance for the unexercised performance shares	12,518	0.03%
Unallocated shares available for future grants of incentive stock options and/or performance shares	2,967,543	6.44%
TOTAL	2,991,720	6.5%

2005 Plan - General

The purpose of the 2005 Plan is to attract and retain the best available personnel for positions with the Company, to provide incentives and awards to eligible persons under the plan, and to promote the success of the Company’s business.  Incentive benefits that may be granted under the 2005 Plan include:  stock options (tax qualified and non-tax qualified); stock awards, restricted stock, stock appreciation rights, performance shares/units; grant or sale of compensation related restricted shares or deferred shares, cash awards or other incentives that may be determined by the Board in future.

The 2005 Plan is administered by the Board in accordance with the terms of the 2005 Plan.

The 2005 Plan provides that the maximum aggregate number of shares of the Company which may be awarded under the 2005 Plan will be 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.  The 2005 Plan took effect March 1, 2005 and will terminate on March 1, 2015.

Incentives under the 2005 Plan may be granted only to such directors, officers, employees, consultants, advisors or other eligible participants as determined by the Board (collectively, the “Participants”).  No individual may receive incentive grants exceeding 5% of issued capital of the Company, unless specifically authorized by the Board and permitted by applicable laws and exchange policies.

The 2005 Plan may be amended by the Board at any time, without shareholder approval subject to the following amendments requiring shareholder approval, as required by law or exchange policies:  an increase in the fixed percentage of shares subject to the 2005 Plan and any change in the definition of Participant (i.e., persons that may receive options or awards under the 2005 Plan).

The Board may make amendments such as re-pricing and extending non-insider options.

If required by Exchange policy to which the Company is subject, re-pricing or extension of incentive agreements to insiders shall require shareholder approval.

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

Subject to applicable laws and exchange policies, the Board may, in its discretion, assist any Participant in the exercise of awards under the 2005 Plan by authorizing the Company to provide a loan to the Participant (not to exceed the exercise price plus tax liability incurred in connection therewith), permitting the Participant to pay the exercise price in installments, authorizing the Company to guarantee a loan obtained by the Participant from a third party, or granting a cash bonus to the Participant to enable the Participant to pay tax obligations arising from an award.  Any such loans may be forgiven by the Company at the discretion of the Board.

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

Performance Shares

Performance shares or units may be issued to a Participant upon the achievement of specified objectives set by the Board upon terms and conditions set by the Board.  12,518 performance shares have been allotted and will be issued pursuant to the terms of the 2005 Plan.  These performance shares shall vest on January 11, 2009.  These performance shares represent 0.03% of the Company’s issued and outstanding shares.

(c)

Previously Approved Performance Shares

In 2003 and 2004, the shareholders approved the issuance of an aggregate of 2,187,482 nominal value performance shares (872,897 in 2003 and 1,314,585 in 2004).  These performance shares are separate from any performance shares that may be issued under the 2005 Plan.  To date, all 2,187,482 of these shares have been allotted and 677,271 have been issued.  At the time of shareholder approval in 2003, the 872,897 shares represented 5% of the Company’s then issued and outstanding shares.  At the time of shareholder approval in 2004, the 1,314,585 shares represented 5% of the Company’s then issued and outstanding shares.  As at February 28, 2007, the 2,187,482 performance shares represent 4.75% of the Company’s issued and outstanding shares.

These performance shares have been and shall be issued at the discretion of the Board to such arm’s length parties as the Board considers desirable to attract to the Company particular expertise, management experience, operations experience, financial capacity, industry profile and other such characteristics in the discretion of the Board.  Vesting provisions have been and may be imposed at the discretion of the Board in its sole discretion at the date of issuance.  The total number of performance shares granted to any one individual may not exceed 5% of the Company’s issued and outstanding shares at the date of issuance.

As of February 28, 2007, 2,187,482 performance shares have been allotted as follows:

(i)

400,000 performance shares were reserved for issuance on, March 5, 2005 of which 150,000 shares have been issued and the remaining shares shall vest as to 50,000 shares in six month increments (on March 5 and September 5, as applicable, in each year until March 5, 2009).  These performance shares represent 0.87% of the Company’s issued and outstanding shares as at February 28, 2007.

(ii)

1,000,000 performance shares were reserved for issuance on October 3, 2005, of which 427,272 shares have been issued and the remaining shares shall vest as to 81,818 shares in three month increments (on April 1, July 1, October 1 and January 1, as applicable, in each year until July 1, 2008) with the remaining 81,820 shares vesting on August 1, 2008.  These performance shares represent 2.17% of the Company’s issued and outstanding shares as at February 28, 2007.

(iii)

400,000 performance shares were reserved for issuance on March 13, 2006, of which 99,999 have been issued and the remaining shares shall vest as to 33,333 shares in three month increments (on March 13, June 13, September 13, and December 13, as applicable, in each year until December 13, 2008) with the remaining 33,337 shares vesting on March 13, 2009.  These performance shares represent 0.87% of the Company’s issued and outstanding shares as at February 28, 2007.

(iv)

387,482 performance shares were reserved for issuance on January 11, 2007, of which there have been no shares issued as at February 28, 2007.  These shares are vested as to 50,000 shares in three months increments (on January 11, April 11, July 11 and October 11, as applicable, in each year until October 11, 2008), with the remaining 37,482 shares vesting on January 11, 2009.  These performance shares represent 0.84% of the Company’s issued and outstanding shares as at February 28, 2007.

The following table sets out the options granted to directors, executive officers and others during the Company's most recently completed financial year.

Options and Other Rights to Purchase Shares

The following table summarizes the issued and outstanding options as at December 31, 2006.

Number Outstanding 31 December 2005	Granted	Exercised	Cancelled	Expired	Number Outstanding 31 December 2006	Exercise Price Per Share	Expiry Date
860,000	-	(25,000)	(150,000)	-	685,000	$0.50	31 December 2007
1,150,000	-	-	(130,000)	-	1,020,000	$0.48	10 September 2008
100,000	-	(100,000)	-	-	0	$0.25	1 July 2007
80,000	-	-	(30,000)	-	50,000	$0.55	10 February 2007
50,000	-	(50,000)	-	-	0	$0.31	1 July 2007
1,380,000	-	(165,000)	(135,000)	-	1,080,000	$0.40/$0.50	5 November 2009
100,000	-	(100,000)	-	-	0	$0.30	13 July 2010
500,000	-	-	-	-	500,000	$0.20	30 September 2010
-	110,000	(13,750)	-	-	96,250	$0.30	25 January 2011
-	350,000	-	-	-	350,000	$0.35	13 March 2011
-	100,000	-	-	-	100,000	$0.50	17 July 2011
-	100,000	-	-	-	100,000	$0.50	21 September 2011
4,220,000	660,000	(453,750)	(445,000)	-	3,981,250

During the year ended December 31, 2006 there were 660,000 options granted and 445,000 options cancelled or expired to directors, officers, consultants and employees pursuant to the Company’s 2004 Plan.

As of December 31, 2006 there were 3,981,250 outstanding options issued under the Company’s 2004 Plan.

The following table sets out the options granted to directors, executive officers and others during the Company’s most recently completed financial year.

Optionee	Number of Shares Subject to Option	Date of Grant	Exercise Price ($/Security)	Expiration Date
Consultants	110,000	January 25, 2006	$0.30	January 25, 2011
Officers	350,000	March 13, 2006	$0.35	March 13, 2011
Consultants	100,000	July 17, 2006	$0.50	July 17, 2011
Directors	100,000	September 21, 2006	$0.50	September 21, 2011

Subsequent to year end, there were 350,000 stock options granted to an officer of the Company and 400,000 stock options granted to a consultant of the Company of which 11,659 were granted from the Company’s 2005 Plan.  As of February 28, 2007, there were an aggregate of 4,605,000 stock options outstanding.

The following table sets out the financial value of options exercised during the Company’s most recently completed financial year by directors, executive officers and others.

Optionee	Number of Shares Exercised	Date of Grant	Exercise Price ($/Security)	Expiration Date
Consultants	25,000	December 31, 2002	$0.50	December 31, 2007
Consultants	100,000	July 1, 2003	$0.25	July 1, 2007
Consultants	50,000	July 1, 2004	$0.31	July 1, 2007
Consultants	20,000	November 5, 2004	$0.40	November 5, 2009
Consultants	30,000	November 5, 2004	$0.40	November 5, 2009
Consultants	15,000	November 5, 2004	$0.40	November 5, 2009
Consultants	100,000	November 5, 2004	$0.40	November 5, 2009
Consultants	100,000	July 13, 2005	$0.30	July 13, 2010
Consultants	13,750	January 25, 2006	$0.30	January 25, 2011

The following table sets out the options cancelled or expired during the Company’s most recently completed financial year to directors, executive officers and others.

Optionee	Number of Shares Cancelled/Expired	Date of Grant	Exercise Price ($/Security)	Expiration Date
Consultants	150,000	December 31, 2002	$0.50	December 31, 2007
Consultants	130,000	September 10, 2003	$0.48	September 10, 2008
Consultants	30,000	February 10, 2004	$0.55	February 10, 2007
Consultants	135,000	November 5, 2004	$0.40	November 5, 2009

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s shares held by such persons as at February 28, 2007.

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
CDS & Company 25 Esplanade Toronto, ON, Canada	27,827,488	60.37%
Cede & Co Box 20, Bowling Green Stn New York, NY, USA	3,690,922	8%
Clifford Berger Greenwich, CT, USA	2,647,763	5.74%
Gerard Pollino Wilton, CT, USA	2,417,763	5.25%

Notes

(1)

The information as to the shares beneficially owned by CDS is not within the knowledge of the Company and has been extracted from the registrar of shareholders maintained by the registrar and transfer agent for the Company’s shares.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended December 31, 2006, or proposed material transactions between the Company or any of its subsidiaries, except as previously disclosed in the audited year-ended December 31, 2006 financial statements.

C.

Interests of Experts and Counsel

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended December 31, 2006 which contain an Audit Report dated March 8, 2007.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Statement.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The annual high and low market prices for the shares of the Company on the Toronto Stock Exchange for each of the last five full financial years are as follows:

December 31	High (Cdn $)	Low (Cdn $)	Volume
2006	0.67	0.22	21,477,237
2005	0.36	0.12	10,999,684
2004	0.64	0.24	13,252,642
2003	0.68	0.205	11,480,637
2002	0.51	0.04	19,733,319

The high and low market prices for the shares of the Company on the Toronto Stock Exchange for each of the two most recently completed financial year for each quarter are as follows:

December 31	High (Cdn $)	Low (Cdn $)	Volume

2006
First Quarter	0.48	0.22	7,412,599
Second Quarter	0.67	0.30	8,458,725
Third Quarter	0.63	0.365	3,153718
Fourth Quarter	0.58	0.40	2,452,195

2005
First Quarter	0.36	0.165	2,814,300
Second Quarter	0.21	0.12	1,750,973
Third Quarter	0.18	0.135	1,869,064
Fourth Quarter	0.26	0.15	4,565,347

The high and low market prices for the shares of the Company on the Toronto Stock Exchange for the six most recently completed months are as follows:

December 31	High (Cdn $)	Low (Cdn $)	Volume

September 2006	0.61	0.47	688,829
October 2006	0.52	0.40	530,713
November 2006	0.55	0.42	1,008,209
December 2006	0.58	0.46	913,273
January 2007	0.65	0.46	1,879,607
February 2007	0.79	0.60	2,787,581

On December 31, 2006 the closing price of the shares of the Company on the TSX Exchange was $0.485 per share.

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

The following is the OTCBB trade history:

The annual high and low market prices for the shares of the Company on the OTC Bulletin Board for each of the last five full financial years are as follows:

December 31	High (US $)	Low (US $)	Volume

2006	0.59	0.152	4,724,490
2005	0.28	0.096	3,049,968
2004	0.51	0.18	2,323,439
2003	0.52	0.12	2,097,433
2002	0.32	0.02	295,200

*The shares of the Company have been listed on the OTC Bulletin Board under trading symbol “ITFMF” since July 24, 2002 and under trading symbol “FGOVF” since September 4, 2002.

The high and low market prices for the shares of the Company on the OTC Bulletin Board for each of the two most recently completed financial year for each quarter are as follows:

December 31	High (US $)	Low (US $)	Volume

2006
First Quarter	0.42	0.152	1,004,402
Second Quarter	0.59	0.32	1,992,340
Third Quarter	0.57	0.325	912,721
Fourth Quarter	0.52	0.35	815,027

2005
First Quarter	0.28	0.14	635,742
Second Quarter	0.175	0.096	522,306
Third Quarter	0.16	0.111	510,175
Fourth Quarter	0.22	0.127	1,381,745

The high and low market prices for the shares of the Company on the OTC Bulletin Board for the six most recently completed months are as follows:

	High (US $)	Low (US $)	Volume

September 2006	0.54	0.401	278,977
October 2006	0.48	0.35	257,000
November 2006	0.50	0.3788	356,500
December 2006	0.52	0.372	201,527
January 2007	0.555	0.32	344,047
February 2007	0.6673	0.51	766,658

On December 31, 2006 the closing price of the shares of the Company on the OTC Bulletin Board was US $0.4214 per share.

The following table indicates the approximate number of record holders of shares at February 28, 2007, the number of record holders of shares with United States addresses and the portion and percentage of shares so held in the United States.  On February 28, 2007, 46,091,403 shares were allotted and outstanding which are fully paid.

Total Number of Registered Holders	Number of Registered US Holders	Number of Common Shares Held in US	Percentage of Shares
337	118	10,286,544	22.32%

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

C.

Markets

The Company’s common shares were traded on the TSX Venture Exchange starting March 11, 1987 under the trade symbol “ITF”.  Since May 19, 1998, the Company’s common shares have traded on the TSX Exchange under trade symbol “ITF”.  The Company has also been listed on the OTCBB since July 24, 2002, first under the trade symbol “ITFMF”, and since September 4, 2002 under the trade symbol “FGOVF”.  The Company’s common shares are also quoted in Germany on the Frankfurt, Berlin, Stuttgart and Munich stock exchanges under the trade symbol FR4.

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

G.

Performance Graph

The following graph compares the Company’s five-year cumulative total shareholder return considering a $100 Investment – for the period of December 31, 2001 to December 31, 2006 with the total cumulative return of the S&P/TSX Composite Index for that period.

	31-Dec-2001	31-Dec-2002	31-Dec-2003	31-Dec-2004	31-Dec-2005	31-Dec-2006
ITF	100.00	139.57	159.95	112.91	70.57	152.11
TSX Composite Index	100.00	74.04	92.02	103.50	125.93	144.21

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

As of February 28, 2007, the Company has 46,091,403 shares without par value issued, allotted and outstanding which are fully paid.

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

C.

Material Contracts

During the year ended December 31, 2006 there were no material contracts entered into by the Company other than contracts entered into during the ordinary course of business.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at December 31, 2006, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15.

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2006, being the date of the Company’s most recently completed fiscal year end.  This evaluation was carried out under the supervision and the participation of the Company’s Chief Executive Officer, Steve Manz and the Company’s Chief Financial Officer, Gordon Steblin.  Based upon the evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information relating to it required to be included in the Company’s period SEC filings.  There have been no changes in the Company’s internal controls or in other factors that significantly affected or could significantly affect internal controls subsequent to the date the Company carried out the evaluation.

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

During the Company’s most recently completed financial year ended December 31, 2006, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

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

4.

Responsibilities

A.

With respect to the Interim and Annual Financial Statements, the MD&A, the AIF and the 20F

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

Hubert Marleau, Morris Medd and Bernard Barlin.

Mr. Marleau is an independent member of the audit committee and is financially literate.  With Mr. Marleau’s extensive work history working with private and public companies as a director, Mr. Marleau has an understanding of internal controls and procedures for financial reporting.

Mr. Medd is an independent member of the audit committee and is financially literate.  Mr. Medd has an understanding of internal controls and procedures for financial reporting.

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

Services	Year ended December 31, 2006	Year ended December 31, 2005

Audit Services	$30,000	$39,200
Audit – and review – related services	$2,083	$2,137
Tax services	$2,773	$4,850
All other services	$-	$-
	$34,856	$46,187

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

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

The following exhibits are filed with this Form 20-F Annual Report for the year ended December 31, 2006:

Exhibit 1:

Financial Statements

Cover Sheet

Auditor’s Report dated March 8, 2007.

Consolidated Balance Sheet as at December 31, 2006 and 2005

Consolidated Statements of Changes in Shareholders’ Equity for the Fiscal Years Ended December 31, 2006, 2005 and 2004

Consolidated Statement of Loss for the Fiscal Years Ended December 31, 2006, 2005 and 2004.

Consolidated Statement of Cash Flows for the Fiscal Years Ended December 31, 2006, 2005 and 2004.

Consolidated Schedule of Mineral Property Costs for the Fiscal Years Ended December 31, 2006 and 2005

Notes to Consolidated Financial Statements

Exhibit 2:

Management Discussion and Analysis

Exhibit 3:

CEO Certification of Annual Filings

Exhibit 4:

CFO Certification of Annual Filings

Exhibit 5:

Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of  2002

Exhibit 6:

CEO Certification pursuant to 18 USC Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 7:

CFO Certification pursuant to 18 USC Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

Dated March 26, 2007

FREEGOLD VENTURES LIMITED

“Steve Manz”

Steve Manz

Chief Executive Officer

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer