Form 20-F/A
period 2006-12-31
FREEGOLD VENTURES LTD
filed 2007-11-20
CIK 1064052

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 1

FORM 20-F/A

NOVEMBER 19, 2007

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

TABLE OF CONTENTS

EXPLANATORY NOTE

ITEM 4. INFORMATION ON THE COMPANY
D. Property, Plants, and Equipment
1. Golden Summit Property, Alaska, USA
2. Almaden Property, Idaho, USA
3. Grew Creek Property, Yukon Territory, Canada
4. Rob Property, Alaska, USA
5. Vinasale, Alaska, USA
6. Union Bay PGM Property, Alaska, USA
7. PGM A Property, Ontario, Canada
ITEM 19. EXHIBITS
SIGNATURES

EXPLANATORY NOTE

This Form 20-F/A amends and restates Item 4 of the annual report Form 20-F dated March 26, 2007 and filed by Freegold Ventures Limited on March 30, 2007 (the "Form 20-F") to provide additional clarity in this section.  This Form 20-F/A makes no changes to the financial statements of Freegold Ventures Limited contained in the Form 20-F.  This Form 20-F/A consists of a cover page, explanatory note, the amended Item 4 of the Form 20-F, the signature page and the required certifications of the principal executive officer and the principal financial officer.  No changes have been made to the Form 20-F except in Item 4.

Other than as set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F or reflect any events that have occurred after the Form 20-F was filed on March 30, 2007.

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

Golden Summit
Elliot Hwy.
Steese Hwy.
Chena Hot Springs Road
FAIRBANKS
NORTH POLE
EIELSON AIR FORCE BASE
Tanana River
Richardson Highway
Pogo Mine
Pogo Access Road
River
Goodpaster
Brink
Rob
LMS
Tanana River
DELTA JUNCTION
Alaska Highway
Delta River
N
W
E
S
0 Miles 12

FIGURE 1: Location map for the Golden Summit and Rob gold projects, Alaska. Access data and prospect locations from Avalon Development, 2006.

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

Figure 1-1:  Location of Golden Summit Property, Alaska

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

History and Previous Work

Placer or lode gold mining has occurred almost continuously in the Golden Summit project area since gold was discovered in the district in 1902.  Over 9.5 million ounces of placer gold have been recovered from the Fairbanks Mining District, of which 6.75 million ounces have been recovered from streams that drain the Golden Summit project.  In addition, over 506,000 ounces of lode gold were recovered from past producing mines on the Golden Summit project.  More than 80 lode gold occurrences have been documented in the project area.  Recent exploration discoveries in the Tintina Gold Belt have underscored the potential for bulk tonnage and high-grade deposits, both of which are known to exist in the Golden Summit project area

Freegold acquired an interest in the Golden Summit project in mid-1991 and since then has conducted extensive mapping, soil sampling, trenching, rock sampling, geophysical surveys and core, reverse circulation, and rotary air blast drilling on the project .  Over 23,660 feet of trenching have been completed along with 79,716 feet of core and reverse circulation drilling in 219 holes.  A total of 7,729 soil samples have been collected.  A total of 8,189 man-days of work have been completed during 12 separate work programs from 1991 to 2005.  In 2006 four programs totaling 321 man-days of work were completed.  Total expenditures from 1991 through 2005 amount to $7.4 million with an additional $816,600 spent in 2006.

Geological Setting

Regional Geology

Bedrock geology of the Fairbanks Mining District is dominated by a N60-80E trending lithologic and structural trend covering a 30-mile by 15-mile area. The Golden Summit project is situated in lower to middle Paleozoic metavolcanic and metasedimentary rocks of the Cleary sequence and Fairbanks Schist adjacent to a northwest trending thrust fault known as the Chatanika thrust.

Property Geology

Rocks on the Golden Summit project are folded about earlier northwest and northeast trending - fold axes followed by an open folded N60-80E trending system..  The Upper plate rocks of the Chatanika terrane have been affected by more intense northwest and northeast trending isoclinal and recumbent folding followed by folding along the same N60-80E trending axis which affected lower plate rocks.  Airborne magnetic data in this part of the Fairbanks District indicate the presence of district scale east-west and northeast trending structures which appear to post-date N60-80E folding (DGGS, 1995).  Gold mineralization on the Golden Summit project post-dates regional and district scale folding and is contemporaneous with or slightly younger than district-scale northeast trending structures and plutonic activity.

Exploration

Cleary Hill Mine Area

In 1996 Freegold conducted its first drilling directed specifically at high-grade, shear-hosted quartz vein mineralization.  Its initial drilling target was the Cleary Hill mine, the largest historic lode gold producer in the Fairbanks Mining District with estimated production of 281,000 ounces at 1.3 optThe mine last operated in 1942 at which point it was shut down by the War Powers Act. In 1946 several attempts were made to reopen the mine but were unsuccessful due to the lack of working capital, manpower and equipment.   Production from the Cleary Hill was largely derived from the Cleary Hill Vein. This vein strikes N70-80W and has a south dip of 45 to 70 degrees, with the dip varying according to the bedrock host.  Steeper dips are found in more competent rocks and shallower dips are found in the less compentent rock units.

.    Production from the mine took place over six levels (approx. 400 vertical feet) and consisted of quartz vein-hosted coarse free gold with trace arsenopyrite, pyrite, boulangerite and tetrahedrite.Average thickness of the Cleary Hill high-grade vein was less than 3 feet.

While there has been limited trenching on the surface dating to 1969, there was no surface drilling done at Cleary Hill until Freegold conducted a reverse-circulation drilling program in late 1996..  Drilling indicated at least two vein systems contained +0.5 ounces per ton (opt)  gold over narrow widths below the old underground working.  Minimal drilling was accomplished in the footwall of the high-grade veins.

As a result of the positive results from the reverse circulation program lead to limited core drilling at Cleary Hill in 1997 and 1998. Broad intervals (>100 feet) of lower grade mineralization within the footwall of the higher grade veins were intercepted. None of the previous records indicated this type of mineralization was present at Cleary Hill. This suggested that the Cleary Hill mine may have potential as a bulk tonnage target with zones of lower grade mineralization cut by higher grade veins and may extend to depths in excess of the previous underground mining.

Following completion of the 1998 drilling, a previously unknown underground drift map was made available to Freegold by a local prospector..  This drift dated to 1939 and extended for over 560 feet south from the hanging wall of the Cleary Hill vein.  The drift map indicated the presence of over 15 gold-bearing veins in an area of the property where no previous exploration drilling had been conducted.  Because both vein-hosted mineralization and low grade disseminated mineralization had been intersected in the Cleary Hill area it was recommended that one or more north-dipping angle holes be drilled through the area to determine if one or both styles of mineralization were present in areas previously untested by drilling.

In mid-2000, Freegold completed a single angle hole to test the above possibilities. A single core hole core hole CHD00-1 was collared south of the Wyoming vein (southern-most vein in the area) and was directed due north at –50 degrees inclination.  The hole was terminated at a depth of 1,000 feet.  The drill core was photographed, quick-logged and obviously mineralized and/or altered intervals were split and assayed (Table 1-1).

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

Based on data derived from the 1939 drift map, the interval from 218 to 282 feet correlates with a previously unknown shear known now known as the Currey zone.  The Currey zone was intercepted from the footwall in the 1939 drift but was not mined. Given the highly fractured and brecciated nature of the Currey zone in hole CHD00-1 and the fact that the 1939 drift was within the oxide zone in this area, it is possible that the 1939 drift was terminated due to bad ground conditions in the Currey zone.

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

Prior to reclamation activities, the northern end of trench 3 (farthest east trench) was extended to determine the extent of sporadic gold mineralization near its northern end.  This extension exposed additional mineralization including an 18 inch thick quartz vein which contained coarse visible gold..  Gold is hosted in leaf form at the core of a banded gray and white polyphase quartz vein suggesting multiple phases of quartz injection along the controlling structure.  Metallic screen analysis suggestedg nugget effect is not present to any significant degree.  A plot of the location of this vein suggests it could be the eastern extension of the Wackwitz vein which was exposed approximately 400 feet to the west in trench 5 where the shear hosting the vein returned 5 feet grading 0.337 opt (11.5 grams per tonne (gpt)). Mineralization associated with this new vein discovery is open in all directions.

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

Based on encouraging results from the June trenching program, a fall trenching and bulk sampling program was initiated in late August. Initial efforts were focused on the Beistline shaft area where a close-spaced chip-channel sample grid was laid over the vein and the immediate hanging wall in the vicinity of BST0603.  This sampling was oriented perpendicular to previous chip channels in order to further define the e gold mineralization and to determine the extent and geometry of lower grade mineralization.  Initial assay results indicated that  gold mineralization in the Beistline shaft area is exposed for 80 feet in BST0603 with widths ranging from 5 feet to 30 feet (Table 1-3).

During this sampling program construction began on a haulage road capable of supporting heavy trucks that were scheduled to haul vein material from the bulk sampling areas to a central processing stockpile.  The road started in the Beistline shaft area and was designed to further expose gold mineralization intercepted in BST0606, 07, 09, and 10.  An area uphill from BST0603 was stripped of overburden and further bedrock chip channel sampling was conducted.  Results indicate that gold mineralization is centered on BST0601 and BST0603 with significant intercepts located uphill and up dip (Table 1-3, BSX9040 & BSX9100). The significance and extent of this previously unknown mineralization is unclear.

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

Based on the exploration success of the current trenching program additional trenches were excavated in order to further define newly discovered mineralization and take full advantage of the exposure created by the haul road construction. GST0615, GST0616, & GST0619 were excavated to follow up on mineralization discovered in GST0601 and to test for an extension of the Currey shear.  All three trenches intercepted significant mineralized intervals (Table 1-4). GST0615 encountered multi-gram gold mineralization in sheared schist with variable sericite, Fe oxide, and graphite(?) alteration.  GST0616 exposed the extension of the Red Vein to the east.  GST0619 exposed a similar shear trend as GST0615.  Trenches MIT0601 & MIT0602 are chip channels collected from road cuts.  Both of these trenches expose new mineralized zones, and the orientation of these zones suggests that there is potential for N-S trending auriferous veins on the Golden Summit property. North south trending gold veins were previously described at the Paupers Dream and Texas prospects, located to the south and north, respectively, of the Cleary Hill vein however no exploration of these two vein systems is known to have occurred since World War II..

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

The vein swarm mineralization outlined by recent trenching and drilling at the Cleary Hill mine is open to expansion at depth and for at least 900 feet in both strike directions.  Structures have shown good continuity of mineralization down dip.  While structural continuity is apparent, continuity of grade is less reliable and may be influenced or controlled by lithologic features, low angle structures, intersecting structures and/or by horizontal or vertical flexures in the vein or shear itself. Previous underground mining has identified multiple  “shoots” which rake 45 degrees northwest along the plane of the vein or shear Additional trenching and drilling along strike will be required to determine the cause, periodicity (if any) and average tonnage of these mineralized shoots. The 2006 bulk sampling program also has indicated the presence of extensive areas of lower grade (1 to 5 ppm) gold mineralization hosted in discrete shear zones (Currey shear) as well as in haloes adjacent to higher grade vein systems (Beistline, Cleary HG veins).

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

Saddle Zone, American Eagle Mine Area

The American Eagle mine is situated in the south-central portion of the Golden Summit project. Past production of approximately 60,000 ounces grading 1.6 opt gold came primarily from within 500 feet of the main shaft (shaft bottom at 270 feet) and primarily north of the shaft collar.  The American Eagle vein strikes N80W and dips steeply southwest. The northern extension of the American Eagle vein is known as the Kawalita vein and northern-most extent of the American Eagle vein is known as the Christina vein. Together the south-dipping American Eagle – Kawalita – Christina vein system extends for over 6,000 feet along strike.  Alaska Gold’s predecessor company, Fairbanks Exploration, mined the property from 1938 to 1942 and maintained it in standby mode from 1942 to 1952.  Placid Oil drilled a number of holes in the American Eagle area in the period 1978-1994 drill core recovery was poor in the shears and veins.

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

Tolovana Area

The Tolovana prospect is located on the divide between Bedrock and Willow Creeks, both north draining tributaries of upper Cleary Creek. Previous mining was conducted at the Tolovana mine, a small underground producer from which 5,000 of gold were extracted prior to World War II from high angle quartz veins hosted in intensely sericite altered lower plate rocks of the Fairbanks Schist. Although drilling had been conducted in 1994-1996 and 1998 on the Dolphin intrusive prospect located immediately south of the Tolovana mine, no significant exploration of the Tolovana vein system had been conducted until trenching and drilling were completed in 2004.

A total of 1,790 feet of backhoe trenching was completed at the Tolovana prospect in August 2004.  Trenches were mapped and samples were collected on 5-foot centers and returned significant gold values hosted in both schist and intrusive rocks.  Grab samples were collected to identify, more specifically, the mode of gold occurrences.  The majority of gold values occurred in primarily in discrete quartz veins.  Structures hosting gold mineralization strike generally east-west and dip moderately to steeply to the south, an observation in agreement with measurements taken during historic underground mining operations on the former Tolovana mine.

Trenching results were followed up with a 7 hole, 3,584 foot diamond drill program in October 2004. This Phase 1 drill program covered targets along a 1,800 foot strike length of the Tolovana prospect. Three of the holes were designed to target a series of vein and breccia-hosted gold targets exposed in trenches excavated and sampled in August.  In addition, two additional holes were designed to evaluate previously encountered reverse circulation drilling results from intrusive rocks of the Dolphin stock which returned 50.7 grams per tonne gold over 10 feet (Freeman and others, 1996) and to target the previously undrilled and untrenched western extension of the Tolovana vein where no recent work has been conducted but where gold-bearing veins were mined from the Parenteau adit in the early 1930's.

The 2004 drill results from Tolovana suggest that gold mineralization hosted in metamorphic rocks is concentrated on the eastern side of the veins system (Holes 1 and 2 in Table 1-6) while mineralization on the central and western portions of the prospect are closely associated with or hosted by mid-Cretaceous granodiorite of the Dolphin stock. Mineralization at Dolphin remains open to the southwest and at depth. Mineralization along the Tolovana vein system remains open at depth and along strike, particularly to the east where the intersection of the Tolovana and Cleary Hill veins should occur. This intersection zone has never been explored in modern times and was not exposed by historic surface or underground workings.

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

Mineralization

Over 63,000 strike feet of mineralized shear zones have been identified within and immediately adjacent to the Golden Summit project.The major historic lode gold mines of the Golden Summit project derived their production primarily from northwest and northeast trending high angle, low sulfide, gold-polymetallic quartz veins and shear zones which transect what is now thought to be the mixed upper plate - lower plate rock package at Golden Summit.

The majority of the mineralized shear zones on the eastern end of the project trend N60-80W and dip steeply to the southwest.  Shear zones on the western end of the project area predominantly trend N60-80E and dip steeply north.  Shear zones in the central portion of the project (centered on the Cleary Hill mine) trend closer to east-west and appear to mark a transition zone from primarily northwest trending, south dipping shears to the east to primarily northeast trending, north dipping shears to the west. In addition, exploration activities conducted by Freegold have identified previously unrecognized shear zones trending N30-50W and due north-south..  These shear zones possess significantly different metal suites than N80W and N60E trending shears.  These shear zone geometries and their distribution may represent sympathetic structures generated by regional scale shear couples related to Tertiary (post 55 Ma) motion of the Tintina and Denali faults.

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

Commercially prepared standards containing 0.044 and 0.0729 opt (1.5 and 2.5 gpt) gold were introduced on a 1 to 50 basis during 2005.  Analyses of variance performed on samples analyzed by ALS Chemex indicate no unacceptable sample results in the standards submitted.  Commercial standards containing 0.0018 opt (0.627 ppm), 0.0747 opt (2.56 ppm), 0.130 opt (4.46 ppm), or 0.330 opt (11.33 ppm) gold were included in sample streams for 2006 at a rate of 1 per 25 for rock and channel samples and 1 per rotary air blast drill hole (approx. 1 per 17-25 samples). No unacceptable analysis results were returned for these standards from either ALS Chemex or Alaska Assay Labs.

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

117°
Crane
Crane Cr. Reservoir
Scott Cr.
Jenkins Cr.
Mann Cr.
Crane Cr.
Creek
Gross
Eaton
WEISER
Wilburus
Weiser River
ALMADEN PROJECT
Squaw
N
RIVER
French
Little Willow Cr.
Creek
Pinehurst
PAYETTE
Willow
44°
Fruitland
44°
Sweet
Gardenia
New Plymouth
SNAKE
PAYETTE
Montour
RIVER
Letha
EMMETT
Pearl
Parma
Roswell
Notus
Middleton
Dry Creek
BOISE
Star
Eagle
Wilder
CALDWELL
Greenleaf
RIVER
BOISE
Homedale
Ustick
Huston
Meridian
Deer Flat Reservoir
NAMPA
Marsing
Jump Creek
Hubbard Reservoir
Kuna
Bowmont
117°
4 2 0 4 8
SCALE IN MILES

GENERAL LOCATION MAP

Figure 2-1: Location of Almaden Property, Washington County, Idaho

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

Freegold Ventures, 2007 after WGM, (1997)

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Located 13 miles east of Weiser, Almaden is reached by a well-maintained paved county road that terminates within 2 miles of the property and by then by good quality all-season gravel road.

Elevations on the project range from 2,600 feet on the west side of the property to 3,733 feet at the top of Nutmeg Mountain. Hillsides are moderate to steep. Vegetation consists of various rangeland grasses and scattered areas of sagebrush. Average annual precipitation is 13 inches, which is primarily snow in the winter months. Winters in this part of Idaho are cold while summers are hot and dry. The average temperature in January is 36.6 degrees F, and the average high in July is 92.7 degrees. Evaporation rates normally exceed precipitation rates.

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

Freegold is unaware of any immediate environmental concerns or potential liabilities associated with historical mining on the property. Areas of former mining activity have been left undisturbed by Freegold.  Any future development and commercial production would fully address both potential environmental and liability concerns if required.

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

History and Previous Work

The Almaden (or Osa Anna) mine on Nutmeg Mountain was originally a mercury mine. Cinnabar was first discovered at Nutmeg Mountain in 1936 and production began on May 17th, 1939. A 50 ton per day reduction plant operated until December 1942. ... During this period the mine produced 3,958 flasks of mercury, at a recovered grade of 6.27 pounds per ton (0.31%). The property was returned to the original owners in 1942. Subsequently, small, high-grade cinnabar occurrences were found on the northern part of the crest of Nutmeg Mountain and explored as late as 1953.

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

In 1954 Rare Metals Corporation of America leased the property and began to  explore through its subsidiary, El Paso Gas and Oil Company. The mercury mine was shutdown from 1942 until September 20, 1955 when production was resumed with what was reported to be the world’s largest single rotary kiln. In 1957, the mine produced 2,200 flasks of mercury but in 1959 the US government removed the US$225 per 76-pound flask floor price and mercury mines all over the United States began to shut down. The production rate at the Almaden mine slowly decreased and a temporary shut down occurred in December 1961 when the price of mercury dropped to US$183 per flask. Mining resumed in 1965 when the mercury production reached 100 flasks per month and in February 1966 by-product pozzolan, a silica-iron-aluminum compound that occurs naturally at Almaden and which lends several beneficial characteristics to cement during and after it’s cure period. Mercury Mining continued until March 1972. Although reports from 1938 mentioned gold grades of 0.01 to 0.02 ounces per ton, there are no records of gold production from the Almaden mine.

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

During the period 1980 through 1995, a total of 651 rotary holes (127,690 feet, both RC and conventional rotary) and 26 core holes (6,180 feet) were completed on the main Almaden project area by Homestake, Freeport, Hycroft, Western States, Ican, and Amax Gold. In addition, Ican completed 7,545 feet of reverse circulation drilling in 39 holes and 1,171 feet of diamond core drilling in 4 holes in the Stinking Water basin area on the north side of the project and an additional 2,514 feet of reverse circulation drilling in 12 holes in the Cove Creek area on the south side of the project

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

Geological Setting

Regional Geology

The Almaden property is at the edge of the Columbia Plateau. The Columbia Plateau is a a geologic province characterized by a thick succession of extrusive basalts which cover northeast Oregon, southeast Washington, and parts of western Idaho. Most of the rocks at the surface in the region are of the Columbia River Basalt group of Miocene age.. The Almaden property is on Nutmeg Mountain, which occupies the axis of a northwest trending anticline which forms an erosional window through the Columbia River Basalts. Nutmeg Mountain owes its topographic prominence to the hydrothermal silicification of Miocene sandstones that stratigraphically underlie the basalt.

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

The sandstone units on Nutmeg Mountain are cut by a series of northwest and north-northeast trending faults. Gold grade thickness contour maps indicate gold mineralization is strongly correlativewith northwest structures in the Main zone while more sporadic gold mineralization in the North zone appears to be controlled by north-northeast structures. The strongest grade-thickness intervals (5-6 ft-oz) correspond to zones where the northwest and north northeast structure intersect.

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

Additional evaluations completed in 2005 and early 2006 resulted in the commencement of a 34,000-foot drill program in July 2006.  This program will provide additional data for completion of a new, updated resource estimate on the property by June 2007.  Initial drilling will focus on increasing the resource at depth, along the eastern and western margins of the deposit and in the south, where the deposit remains open

A preliminary review of the WGM Feasibility Report by Hatch Ltd. determined that the previous metallurgical testing on the project did not adequately determine the optimal crush size for the project. The WGM Feasibility Study recommended sending – 6” run of mine (ROM) material to the heap leach pad.  Freegold has engaged McClelland Laboratories of Reno, NV to test the leach characteristics of 5 different crush sizes in order to determine optimal crush sizes to improve recoveries and potentially enhance overall project economics.  Six large diameter (PQ) core holes  (Holes C-37-C42) were drilled and 3 small test pits were blasted to obtain ROM material to augment the large diameter core for metallurgical testing purposes.

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

In total, 82 holes totaling 29,199 feet (38 core (13,681 feet) and 44 RC (15,518 feet)) have been drilled since the program commenced last summer.  Drilling is expected to continue until the end of April 2007.  Following the receipt of final assay results from the new drilling, a new 43-101 resource estimate will be compiled, incorporating data from with data from the previous 677 drill holes used by WGM in the 1997 Feasibility Study.  The new and updated resource estimate will be completed by Mine Development Associates of Reno and is expected to be completed by the end of June 2007.

Mineralization

Unless otherwise cited, the following discussion of the mineralization present at Almaden has been derived from WGM (1997).

Gold mineralization at Almaden occurs in two well defined zones, referred to as the Main and North zones. The majority of the mineralization is in the Main zone. Gold mineralization takes the form of a tabular mineralized zone underlain by steeply dipping feeder veins. Mineralization is capped by a silica sinter. The sinter is composed of opalite which appears to predate the mineralization and may have acted as an impermeable capping unit during hydrothermal aleteration and mineralization, which is something that is commonly found in hot springs systems. . While limited information is available regarding depth extent of gold-silver mineralization in the Main zone, a set of N60°W trending, steeply dipping veins are exposed at the North zone on the ridge face west of the old mercury open pit. These veins may represent feeder structures for North zone mineralization.

The host rock below the silica cap is an arkosic sandstone.

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

Drilling

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

Cutoff: In 1997 WGM completed a Feasibility Study on the project which provided a reasonable economic return using 1997 economics, as Freegold has not undertaken a review of the project economics to date, the  0.011 opt was chosen based on the previous WGM economics.  This cut off should be reviewed following preliminary examination of the resource using more current precious metal prices, recovery estimates and operating costs and adjusted if necessary. As a measure of tonnage sensitivity to grade, Table 2-9 reports tons and grades at cutoffsof, 0.010 and 0.012 opt.

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

Deep, high-grade “feeder zone” gold – silver mineralization is the other area where significant resource potential exists at Almaden. Comparison of the Northern Nevada Rift with the volcanic rift of southwestern Idaho where the Almaden deposit is located suggests the two share numerous similarities, including the mid-Miocene age of the host rocks, the strong north-northwest controls on mineralization, the associated mercury and anomalous As and Sb, the depleted base metal contents, the hot springs alteration and the strata-controlled nature of alteration and mineralization in basinal sediments. Given these similarities, a compelling case can be made that high level silica encapsulated gold-silver mineralization at Almaden may be the upper part of a deep-seated hot springs system with potential for bonanza grade quartz vein-hosted gold-silver mineralization.

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

Figure 4-1:  Location of Golden Summit and Rob Properties, Alaska

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

Figure 7-1: PGM A Property Location Map

ITEM 19.

EXHIBITS

1.

Certification of Chief Executive Officer to this Amendment No. 1

2.

Certificate of Chief Financial Officer to this Amendment No. 1

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly casued and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on its behalf.

Dated

November 19, 2007

FREEGOLD VENTURES LIMITED

“Steve Manz”

Steve Manz

Chief Executive Officer

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

CERTIFICATION

I, Steve Manz, certify that:

1.

I have reviewed this Amendment No. 1 to the Annual Report on Form 20F/A of Freegold Ventures Limited;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Dated:

November 19, 2007

“Steve Manz”

Steve Manz

Chief Executive Officer

CERTIFICATION

I, Gordon Steblin, certify that:

1.

I have reviewed this Amendment No. 1 to the Annual Report on Form 20F/A of Freegold Ventures Limited;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Dated:

November 19, 2007

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer