Form 20-F
period 2007-12-31
FREEGOLD VENTURES LTD
filed 2008-04-25
CIK 1064052

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

MARCH 30, 2008

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED	DECEMBER 31, 2007
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
1750 – 700 WEST GEORGIA STREET, VANCOUVER, BC V7Y 1B6
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
62,543, 307 Shares
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

YES	X	NO

G. Performance Graph	106
ITEM 10. ADDITIONAL INFORMATION	106
A. Share Capital	106
B. Memorandum and Articles of Association	106
C. Material Contracts	107
D. Exchange Controls	107
E. Taxation	107
F. Dividends and Paying Agents	113
G. Statements by Experts	114
H. Documents on Display	114
I. Subsidiary Information	114
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	114

PART II

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	114
ITEM 13. DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	114
ITEM 14. MATERIAL MODICIATION STO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	114
ITEM 15. CONTROLS AND PROCEDURES	114
ITEM 16. (RESERVED)	115
ITEM 16A. AUDIT COMMITTEE FINANCIAL REPORT	117
ITEM 16B. CODE OF ETHICS	118
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	119
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	119
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	119
119
PART III	119
119
ITEM 17. FINANCIAL STATEMENTS	119
ITEM 18. FINANCIAL STATEMENTS	119
ITEM 19. EXHIBITS	119
SIGNATURES	121

GLOSSARY

The following are definitions of terms used in this Statement.

Avalon:	Avalon Development Corporation
Almaden Agreement:	The property option agreement dated May 6, 1996, between the Company and the Almaden Optionors.
Almaden Assignment Agreement:	The assignment agreement dated December 13, 1995, as amended February 28, 1996, between Compass and the Company
Almaden Option:	The option granted by the Almaden Optionors to the Company pursuant to the Almaden Agreement to acquire up to a 60% interest in the Almaden Property.
Almaden Optionors:	Collectively, Ican Minerals Ltd., Ican Minerals Inc. and Canu Resources Ltd.
Almaden Property:	Those mineral claims located in Washington County in the State of Idaho, USA, which the Company holds an interest in pursuant to the Almaden Agreement
Canu:	Canu Resources, Inc., a wholly owned U.S. subsidiary of Freegold Ventures Limited
Company:	Freegold Ventures Limited, and, where the context so requires, its subsidiary, Free Gold Recovery USA
DD:	Diamond Drill
Escrow Agent:	CIBC Mellon Trust Company
Exchange:	TSX Exchange
FEI:	Fairbanks Exploration Inc.
Fairbanks Assignment Agreement:	The assignment agreement dated May 30, 1997, as amended February 26, 1998, entered into between the Company and FEI
Freegold US:	Free Gold Recovery, USA, a wholly owned U.S. subsidiary of Freegold Ventures Limited
Freegold USA:	Freegold Ventures Limited, USA , a wholly owned U.S. subsidiary of Freegold Ventures Limited
Golden Summit Property:	The mineral claims located in the Fairbanks Mining District in the State of Alaska, USA
g/t (or gpt):	Grams of gold per metric tonne of rock
Homestake:	Homestake Mining Company (now by Barrick Gold Corporation)
km:	Kilometres
Keystone:	Keystone Mines Partnership
Ican:	Ican Minerals, Inc., a wholly owned U.S. subsidiary of Freegold Ventures Limited
NSR:	Net Smelter Return
oz/t (or opt):	Troy ounces of gold per imperial ton of rock
oz:	Troy ounce
ppm:	Parts per million
ppb:	Parts per billion
RC:	Reverse circulation

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

Selected Financial Data

Canadian GAAP

(In Canadian Dollars)

Selected Financial Data for the Year Ended December 31

	2007	2006	2005	2004	2003
Cash and Term Deposits	4,356,038	377,426	544,275	1,573,522	2,665,654
Total Assets	23,722,900	12,381,233	9,431,704	10,442,657	10,559,236
Current Liabilities	424,139	1,562,006	123,638	277,768	102,550
Loss under Canadian GAAP	(2,907,463)	(1,510,665)	(1,328,008)	(1,381,717)	(1,253,591)
Mineral Properties Written Off	(1,612,484)	(332,806)	(40,020)	(788,376)	(18,717)
Other Items	135, 484	70,838	(342)	151,404	94,385
Future income tax recovery	-	-	-	365,968	-
Net Loss	(4,384,463)	(1,772,633)	(1,368,370)	(1,652,721)	(1,177,923)
Deficit	(28,764,249)	(24,291,685)	(22,479,334)	(21,104,497)	(19,396,866)
Weighted Avg # Shares O/S	52,257,573	37,459,602	30,506,308	26,847,155	18,664,625
Loss Per Share	(0.08)	(0.05)	(0.04)	(0.06)	(0.06)

Selected Financial Data

US GAAP

(In Canadian Dollars)

Selected Financial Data for the Fiscal Year Ended December 31

	2007	2006	2005	2004	2003
Cash and Term Deposits	4,356,038	377,426	544,275	1,573,522	2,665,654
Total Assets	5,604,182	819,396	847,526	2,933,286	3,649,219
Current Liabilities	424,139	1,562,006	123,638	277,768	102,550
Net loss under Canadian GAAP	(4,384,463)	(1,772,633)	(1,368,370)	(1,652,721)	(1,177,923)
Mineral Property Cost Adjustment	(6,556,881)	(2,977,659)	(1,074,807)	(599,354)	(822,840)
Future Income Tax Recovery	-	-	-	(288,868)	-
Net Loss	(10,941,344)	(4,750,292)	(2,443,177)	(2,540,943)	(2,023,140)
Deficit	(46,316,394)	(35,375,050)	(30,624,758)	(27,928,610)	(25,663,015)
Weighted Avg # Shares O/S	52,257,573	37,459,602	30,506,308	26,847,155	18,664,625
Loss Per Share	(0.21)	(0.13)	(0.08)	(0.09)	(0.11)

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

For the last several Congressional sessions, bills have been repeatedly introduced in the US Congress which would supplant or radically alter the provisions of the Mining Law of 1872. In 2007 US House of Representatives passed the Hardrock Mining and Reclamation Act of 2007, which would update mining laws that have been in place since 1872 and add new royalties on minerals on Federal public lands. The US Senate has also begun to hold its own hearings on the proposed legislative changes.

The present status of the Company’s US properties as unpatented mining claims located on public lands of the US allows the claimant the exclusive right to mine and remove valuable minerals, such as precious and base metals, found therein, and also to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores.  However, legal ownership of the land remains with the US.  Accordingly, with an unpatented claim the US retains many of the incidents of ownership of land, the US regulates use of the surface and the Company remains at risk that the claims may be forfeited either to the US or to rival private claimants due to failure to comply with statutory requirements as to location and maintenance of the claims.  If there exists a valuable deposit of locatable minerals (which is the requirement for the unpatented claim to be valid in the first place), and provided certain levels of work and improvements have been performed on an unpatented mining claim, the claimants may then seek to purchase the full title to the claim thereby causing the claim to become the private property of the claimant.  Such full ownership expands the claimants’ permissible uses of the property (to any use authorized for private property) and eliminates the need to comply with maintenance and reporting requirements necessary to protect rights in an unpatented claim.  However, a moratorium on accepting and processing mineral patent applications within the Department of the Interior has been imposed by Congress.  It is therefore impossible for the Company to seek to enhance its rights in its Properties by seeking issuance of mineral patents in the name of the respective optionors. If governmental fees or royalties on unpatented claims were to be introduced, the Company and other mining companies would be adversely affected.

(vi)

Uncertainty or Contestation of Contract Rights

The Company owns or has the right to earn interests in properties under contract with a number of individuals and corporations.  By the Company’s present assessment its’ most significant interests under earn-in options are the Golden Summit Property and the Almaden Property.  The Almaden Property rests upon a chain of contractual leases and grants and options between various parties.  The Golden Summit Property is held pursuant to the Fairbanks Assignment Agreement and several other key contracts. The Company is working under laws of the US and, although the Company has effected such researches and professional opinions as it considers financially reasonable in the circumstances, it has not engaged surveys or complete and unqualified professional opinions at this stage in the exploration of its properties.

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

(ix)

Fluctuating Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of such minerals.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  Although the price of gold has recently risen to an all time high, there can be no assurance that the price at these levels; significant price movements over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically the US dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The effect of these factors on the price of gold and therefore the economic viability of any of the Company's exploration projects cannot accurately be predicted.  As the Company is in the exploration stage, the above factors have had no material impact on operations or income.

(x)

Shares Reserved For Future Issuance; Potential Dilution

As of December 31, 2007, the Company had reserved, 6,944,092 common shares for issuance upon the exercise of warrants and incentive stock options, and for the issuance for performance shares.  Such common shares represent a potential equity dilution of approximately 11% based upon the number of outstanding and allotted shares at December 31, 2007 of 62,543,307.  Furthermore, the Company may enter into commitments in the future, which would require the issuance of additional common shares and may grant additional stock options and/or issue additional warrants.  At December 31, 2007 the Company had unlimited and authorized but unissued and unreserved common shares.  Issuance of additional shares would be subject to Exchange regulatory approval and compliance with applicable securities legislation.  The Company currently has no plans to issue common shares other than for the purposes of raising funds for property acquisition, exploration and for general working capital.

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

(xiii)

Canadian Jurisdictional and Enforceability of Judgments, Risks

The Company is a Canadian corporation.  Four of its directors and four of its officers are residents of Canada. As a result, it may be difficult for shareholders resident in the US to effect service within the US upon the Registrant, and as such directors, officers or experts who are not residents of the US, or to realize in the US upon judgements of courts of the US predicated upon civil liability of any of the Company, such directors or officers under the US federal securities laws.

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

The Company carries out its operations in Alaska and Idaho through its wholly owned subsidiaries, Free Gold Recovery, USA (“Freegold US”) and Freegold Ventures Limited, USA (“Freegold USA”).  Freegold US was incorporated on November 12, 1985, under the laws of the State of Nevada. Freegold USA was incorporated on June 19, 2003, under the laws of the State of Alaska.  The Company is also the sole shareholder of Ican Minerals, Inc. (“Ican”) and Canu Resources, Inc. (“Canu”). Ican and Canu are both US corporations that were previously involved in mineral property exploration, but are currently inactive.

The Company’s agent in the host country is Incorp Services, Inc., 3155 East Patrick Lane, Suite 1, Vegas,  NV  89120-3481.

The Company's office is located at 1750 – 700 West Georgia Street, Vancouver, British Columbia V7Y 1B6. The Company is a reporting issuer in the Provinces of British Columbia, Alberta, and Ontario, Canada.  Its common shares were traded on the TSX Venture Exchange starting March 11, 1987 under the trade symbol “ITF”.  Since May 19, 1998, the Company’s common shares have traded on the TSX Exchange under trade symbol “ITF”.  The Company has also been listed on the OTCBB since July 24, 2002, first under the trade symbol “ITFMF”, and since September 4, 2002 under the trade symbol “FGOVF”.  The Company’s common shares are also quoted in Germany on the Frankfurt, Berlin, Stuttgart and Munich stock exchanges under the trade symbol FR4.

B.

Business Overview

The Company, together with or through its US subsidiaries carries on the business of acquiring and exploring precious metal properties in the US and Canada.  The Company's material mineral properties are the Golden Summit Property, Alaska, and the Almaden Property, Idaho.  Non-material exploration properties include, the Rob, Vinasale and Union Bay properties in Alaska and the PGM A Property in Ontario.

The Company's primary objective is to explore its existing mineral properties.  Its secondary objective is to locate, evaluate and acquire other mineral properties, and to finance their exploration, either through equity financing, by way of joint venture or option agreements or through a combination of both.  There are currently no known economic resources on any of the existing properties.

C.

Organizational Structure

The Company is the sole shareholder of Freegold US, Freegold USA, Ican and Canu, all US corporations.

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

By various agreements dated from 1 December 1992 to 9 May 1997, the Company acquired from Fairbanks Exploration Inc. (“FEI”) certain mineral claims in the Fairbanks Mining District of Alaska known as the Golden Summit Property, subject to a 7% working interest held in trust for FEI by the Company. The property is controlled by the Company through long-term lease agreements or outright claim ownership. As consideration for the property, the Company agreed to:

- Issue 25,000 shares of the Company (issued in 1997);

- Issue 25,000 shares of the Company for each US$1,000,000 in expenditures spent on the property including all underlying lease obligations since 9 May 1997 to an aggregate of 125,000 shares. As at 31 December 2007, the Company had issued 125,000 shares..

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

During exploration and before commencement of production the Company was required to perform a minimum amount of work on the Property in an amount of not less than US$50,000 in each of the calendar years 2000 through 2007 (completed). The Company shall have until March 31st of each year to determine whether it will continue with the lease.

(ii)

Newsboy Claims

By lease agreement dated 28 February 1986 and amended 26 March 1996, the Company assumed the obligation to make advance royalty payments of US$2,500 per year until 1996 (paid) and US$5,000 per year until 2006 (paid to date). During 2006, the Company renewed the existing lease term for an additional 5 years on the same terms and conditions. The claims are subject to a 4% NSR which the Company has an option to purchase for the greater of the current value or US$1,000,000.

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

Property Overview:

The following italicized text was excerpted from a 43-101 Report prepared by Avalon Development Corporation entitled “Executive Summary Report for the Golden Summit Project, Fairbanks Mining District, Alaska, dated March 29th, 2008” and filed in conjunction with this Form 20F on SEDAR. All references noted within the text can be found in the references section of this referenced report.

The Golden Summit project is located approximately 20 road miles north of Fairbanks, Alaska (Figure1-1).  The Golden Summit project consists of 14 patented Federal lode claims, 76 unpatented Federal lode claims and 80 State of Alaska mining claims covering approximately 5,000 acres. The claims are registered under various owners and claim names. In addition to the exploration lands listed above, in late January 2008 Freegold purchased 100% interest in 301.5 acres of patented mining claims plus three additional 40-acre State mining claims. These claims are located on Cleary Creek on the north side of the Golden Summit project.

 Mineral rights in this part of Alaska are administered by the State of Alaska (State claims) and the US Bureau of Land Management (federal claims).  Annual rents vary according to type of claim, claim size and age and are due and payable by August 31 of each year for unpatented federal mining claims and by November 30 of each year for State mining claims.  Total 2007-2008 rents due for federal claims total US$9,500 while rentals due on State claims total US$7,640.  Claim rentals are paid in lieu of annual labor for unpatented federal claims while annual work commitment on State mining claims total US$2.50 per acre per year. Amounts spent in excess of these levels are bankable on State mining claims for up to four years into the future.  All claims on the Golden Summit project currently are in good standing. The land on which the project is situated is zoned as Mineral Land by the Fairbanks North Star Borough, and gives mineral development activities first priority use.  There currently are no unusual social, political or environmental encumbrances to mining on the project. Other than the 14 patented mining claims (fee simple lands) the claims of the Golden Summit project have not been surveyed by a registered land or mineral surveyor and there is no State or federal law or regulation requiring such surveying.  Survey plats for all patented mining claims are open to public inspection at the Bureau of Land Management.

The Company is unaware of any environmental liabilities associated with the Property.

Figure 1-1:  Location of Golden Summit and Rob Properties, Alaska

Golden Summit
Elliot Hwy.
Steese Hwy.
Fort Knox Mine
Chena Hot Springs Road
FAIRBANKS
NORTH POLE
EIELSON AIR FORCE BASE
Tanana River
Richardson Highway
Pogo Mine
Pogo Access Road
River
Brink
Rob
LMS
Goodpaster
Tanana River
N
W
E
S
0
Miles
12
DELTA JUNCTION
Alaska Highway
Delta River

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

Freegold currently holds a valid Five Year Hardrock Exploration Permit and a valid Five Year Small Mine Permit on the project. Additional permits for currently anticipated future work are being acquired from the U.S. Bureau of Land Management, Alaska Department of Natural Resources, Alaska Department of Environmental Conservation, Army Corps of Engineers and other State, federal and local regulatory agencies as required.

History and Previous Work

Placer or lode gold mining has occurred almost continuously in the Golden Summit project area since gold was discovered in the district in 1902.  Over 9.5 million ounces of placer gold have been recovered from the Fairbanks Mining District, of which 6.75 million ounces have been recovered from streams that drain the Golden Summit project. In addition, over 506,000 ounces of lode gold were recovered from past producing mines on the Golden Summit project.  More than 80 lode gold occurrences have been documented in the project area.  Recent exploration discoveries in the Tintina Gold Belt have underscored the potential for bulk tonnage and high-grade deposits, both of which are known to exist in the Golden Summit project area.

Freegold acquired an interest in the Golden Summit project in mid-1991 and since then has conducted extensive mapping, soil sampling, trenching, rock sampling, geophysical surveys and core, reverse circulation, and rotary air blast drilling on the project. ). Over 23,660 feet of trenching have been completed along with 78,177 feet of core and reverse circulation drilling in 188 holes. A total of 7,729 soil samples have been collected. A total of 9,500 man-days of work have been completed during 14 separate work programs from 1991 to 2007.

During 2007 a total of 28,602 feet of shallow (<78 feet deep) Rotary Air Blast (RAB) drilling was completed in the Cleary Hill mine area (504 holes).  Total approximate expenditures at Cleary Hill Mine prospect in 2007 was $3,651,868. In addition, stripping and stockpiling was completed in the Beistline pit area and along RAB fence 1. At the Beistline pit area, a total of 3,150 tons of low grade material was stockpiled and 1,162 tons of high grade material stockpiled for possible future bulk sample processing. In the Fence 1 area, a total of 6,330 tons of low grade material was stockpiled and 780 tons of high grade material stockpiled for possible future bulk sample processing.  A total of 270 tons of the mineralized material stockpiled from Fence 1 was transported to the pilot-scale gravity processing plant constructed by Freegold on Cleary Creek near the mouth of Wolf Creek. Of this total, 120 tons of material came from the Cleary Hill vein immediately east of the Red Shaft while 150 tons of material came from the Cleary Hill vein in Fence 1 Cut 5. The results from bulk sample processing conducted by Freegold in 2007 are not yet available to the authors. In addition, during 2007 a total of 11,449 feet of shallow (<78 feet deep) Rotary Air Blast (RAB) drilling was completed in the Tolovana mine area (170 holes).  Total approximate expenditures at Tolovana prospect in 2007 was $400,000.

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

Property Geology

Rocks on the Golden Summit project are folded about earlier northwest and northeast trending isoclinal recumbent fold axes followed by an open folded N60-80E trending system. Upper plate rocks of the Chatanika terrane have been affected by more intense northwest and northeast trending isoclinal and recumbent folding followed by folding along the same N60-80E trending axis which affected lower plate rocks. Airborne magnetic data in this part of the Fairbanks District indicate the presence of district scale east-west and northeast trending structures which appear to post-date N60-80E folding.  Gold mineralization on the Golden Summit project post-dates regional and district scale folding and is contemporaneous with or slightly younger than district-scale northeast trending structures and plutonic activity.

Exploration

Cleary Hill Mine Area

Despite its distinction as being the most productive historic lode mine in the Fairbanks District, virtually no exploration of the Cleary Hill mine area occurred between the time it was last operated in 1942 and the fall of 1996 when Freegold conducted its first drilling directed specifically at Cleary Hill’s high grade shear-hosted quartz vein mineralization. The following is a brief historic summary of the Cleary Hill mine following by a chronological summary of exploration conducted at Cleary Hill since 1996.

In 1946 several attempts were made to reopen the mine but were unsuccessful due to the lack of working capital, manpower and equipment.  Production from the Cleary Hill was largely derived from the Cleary Hill Vein. This vein strikes N70W-80W and has a south dip of 45 to 70 degrees, with the dip of vein varying according to bedrock host.   Steeper dips are found in more competent rocks and shallower dips are found in less competent rock units. Recent work by Freegold has determined that the Cleary Hill mine extracted their production from a series of subparallel veins which were collectively called the “Cleary Hill vein”.

Production from the mine took place over six levels (approx. 400 vertical feet) and consisted of quartz vein-hosted coarse free gold with trace arsenopyrite, pyrite, boulangerite and tetrahedrite. Average thickness of the Cleary Hill high-grade vein was less than 3 feet.

While there has been limited trenching on the surface dating to 1969, there was no surface drilling done at Cleary Hill until Freegold conducted a reverse-circulation drilling program in late 1996. Drilling indicated at least two vein systems contained +0.5 opt gold over narrow widths below the old underground workings.  Minimal drilling was accomplished in the footwall of the high-grade veins.

As a result of the positive results obtained by the reverse circulation program, limited core drilling was conducted at Cleary Hill in 1997 and 1998. Broad intervals (>100 foot) of low grade gold mineralization were intercepted in the footwall of the high-grade veins.  None of the previous records indicated this typeof mineralization was present at Cleary Hill. This new information suggested that the Cleary Hill mine had potential as a bulk tonnage target with zones of lower-grade mineralization cut by multiple high-grade veins that extend to depths well in excess of previous underground mining.

Following completion of the 1998 drilling, a previously unknown underground drift map was made available to Freegold by a local prospector.  The adit dated to 1939 and extended for over 560 feet south from the hanging wall of the Cleary Hill vein.  The drift map indicated the presence of over 15 high-grade gold-bearing veins in an area of the property where no previous exploration drilling had been conducted.  Because both high-grade vein-hosted mineralization and low grade disseminated mineralization had been intersected in the Cleary Hill area it was recommended that one or more north-dipping angle holes be drilled through the area to determine if one or both styles of mineralization were present in areas previously untested by drilling.

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

The strike and dip extents of the Currey zone are unknown at present. The closest drilling to the east of the discovery hole was a six-hole spread completed in 2004, all of which are situated too far north to intercept the Currey zone.  There are no drill holes of any kind to the west of the discovery hole although the most likely candidates for an on-strike extension of the Currey zone are the Dolphin prospect or Tolovana shear zone, both of which are at least 1,500 feet away. Soil auger sampling conducted in 1995 through 1998 covers only a portion of the strike extent of the Currey zone. Additional soil sampling can not be conducted to the west due to the extremely disturbed nature of the area as a result of placer gold mining in Bedrock Creek and widespread stripping and trenching conducted on the Tolovana vein in the mid-1980’s. The Currey zone was exposed in surface trenches approximately 250 meters to the northeast that were excavated in 2005 and expanded and bulk sampled in 2006.

In February 2002 Freegold completed a small geophysical survey which was designed to better define the structures that host the high grade mineralization. Known veins and shear zones covered by the capacitive coupled resistivity survey returned resistivity highs suggesting this geophysical tool may be useful in locating high grade structures elsewhere on the project. Follow-up trenching using the results of the survey, prior drilling, and the 1939 drift map was completed. Prior to reclaiming the trenches, the easternmost trench was extended in an attempt to determine the extent of the sporadic gold values encountered at its northern end which included an 18 inch thick quartz vein which contained coarse visible gold.  When plotted it was determined that this vein may be the eastern extension of the previously known Wackwitz vein. The Wackwitz was exposed in a trench some 400 feet to the west, and the shear hosting the vein returned assays values of 11.5 g/t (0.337oz/t) over 5 feet.

During early 2004 a total of 6 diamond drill holes (4,960.5 feet) were drilled at the Cleary Hill mine prospect to confirm both the structural and grade continuity of a portion of the Cleary Hill vein system not previously explored by drilling.The drill program successfully intersected the Cleary Hill vein 125 meters below the previously mined workings and indicated the presence of additional mineralized zones above and below the projection of the Cleary Hill Vein. The drilling confirmed the old mine longitudinal sections, dating back to the 1940’s, which accurately portray the trend of high grade mineralization associated with the Bankers Stope chute on the Cleary Hill vein. These sections indicate the presence of several other mineralized vein systems and which can be used to guide additional drilling within the Cleary Hill area. Freegold has drilled below the old Cleary Hill mine workings along an approximate 240 meter strike length. Underground workings extend over 800 meters along strike of the Cleary Hill vein.

In late 2005 Freegold completed 1,270 feet of backhoe trenching in 6 trenches covering a 1,000  foot wide area south of the Cleary Hill Mine. Two district scale shear zones (Dolphin and Anna Mary) intersect in this area and many small-scale historical underground gold mines are hosted along their lengths. The purpose of this program was to extend to vein and shear-hosted gold mineralization discovered in 2002 trenching and to test for potentially surface minable stockwork mineralization at the intersection of the Anna Mary and Dolphin shear zone.

In June of 2006 a trenching program was instituted on the west flank of Cleary Hill to provide information on the continuity of mineralized structures uncovered in 2002 through 2005.  Trenching was also conducted on the east flank of the hill where it aimed at exposing mineralization that was worked from the historic

Beistline shaft area on the southeastern extension of the Cleary Hill vein system.  Preliminary trenching in the Beistline area exposed extensive sericite alteration coupled with oxidized quartz veins.  Trenching was then extended to the west over the crest of the hill in an attempt to tie the eastern and western mineralized zones together.  A total of 438 five to ten foot long chip channel samples were collected over 2,295 feet of backhoe trenching in 19 trenches.  In addition 113 grab samples were collected from prospective veins and shear zones within the trenches.

Based on encouraging results from the June trenching program, a fall trenching and bulk sampling program was initiated in late August. Initial efforts were focused on the Beistline shaft area and a close-spaced chip-channel sample grid was laid over the vein and the immediate hanging wall. Initial assay results indicated that gold mineralization in the Beistline shaft area is exposed for 80 feet in BST0603 with widths ranging from 5 feet to 30 feet (Table 1-2).

During this sampling program construction began on a haul road capable of supporting heavy trucks that were scheduled to haul gold mineralization from the bulk sampling areas to a central processing stockpile.  The road started in the Beistline shaft area and was designed to further expose gold mineralization intercepted in four of the trenches (BST0606, 07, 09, and 10).  An area uphill from BST0603 was stripped of overburden and further bedrock chip channel sampling was conducted.  Results indicate that gold mineralization is centered on BST0601 and BST0603 with significant intercepts located uphill and up dip (Table 1-2, BSX9040 & BSX9100). The significance and extent of this previously unknown mineralization is unclear.

Table1-2: Significant gold assay intervals from Beistline bedrock chip channel sampling

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

Road-cuts created during construction of the haul road were sampled using 5 foot long chip channels and labeled as trenches (GST0601 through 03 and GST0611 through 12).  One trench ( GST0601) intercepted three distinct new mineralized veins/shear zones between the Wackwitz  - Currey trend (South vein swarm) and the Cleary Hill Mine trend exposed at the north end of trench BST0610.  Samples collected from the Blue Shear, Red Vein, and D-8 Vein all contain multiple ppm gold.  Both the Red and D-8 veins are south dipping high angle arsenopyrite-quartz veins, while the Blue shear in a south dipping low angle structure defined by Fe oxide-sericite alteration.  The south end of trench GST0603 crosses the western-most surface exposures of the Currey shear.

Based on the exploration success of the current trenching program additional trenches were excavated in order to further define newly discovered mineralization and take full advantage of the exposure created by the haul road construction. Three addition trenches were excavated to follow up on mineralization discovered in GST0601 and to test for an extension of the Currey shear.  All three trenches intercepted significant mineralized intervals (Table 1-3). GST0615 encountered multi-gram gold mineralization in sheared schist with variable sericite, Fe oxide, and graphite(?) alteration.  GST0616 exposed the extension of the Red Vein to the east.  GST0619 exposed a similar shear trend as GST0615.  Trenches MIT0601 & MIT0602 are chip channels collected from road cuts.  Both of these trenches expose new mineralized zones, and the orientation of these zones suggests that there is potential for N-S trending auriferous veins on the Golden Summit property. North south trending gold veins were previously described at the Paupers Dream and Texas prospects, located to the south and north, respectively, of the Cleary Hill vein however no exploration of these two vein systems is known to have occurred since World War II.

Table 1-3: Significant gold assay results from additional fall 2006 trenching

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

After completion of the haul road and the fall trenching, a bulk sampling program was initiated to extract up to 10,000 tons of mineralized material from the Beistline and Wackwitz zones in order to characterize the gold mineralization in these areas. As assay results from the fall trenching became available, the bulk sampling program was modified to incorporate sampling of most of the newly discovered mineralized areas. Eight areas were selected for excavation: Beistline vein, Wackwitz vein, Alaska vein, Currey shear, D-8 vein, Red vein, Cleary vein, and the Cleary HG vein An in-pit geologist directed the excavator operator so that simultaneous excavation and exploration could be conducted.

Based on encouraging results from the bulk sample program, Freegold initiated a winter drilling program in December 2006 using rotary air blast (RAB) drilling techniques. From December 2006 to June 2007, 28,602.5 feet of drilling was completed in 504 holes.  Samples were at all times collected on 3 foot intervals giving a total of 9,486 samples collected on all holes combined. All RAB drill lines are referred to as fences in this report. Upon completion, all RAB holes were plugged with bentonite chips. All RAB holes were marked in the field with 3 foot survey lath and subsequently surveyed. Fences 1 through 5 were drilled with overall orientations between 000° and 340°, and ranged from 200 to 2,275 feet in length. Fences 1 through 5 were all drilled across the strike of mineralized veins and shears of the Cleary vein swarm which strike between 080° and 120°.  The majority of mineralized veins and shear structures of the Cleary vein swarm dip

SSW at angles between 40° and 65°.  Fences 9 through 13 were oriented generally at 130°, and were located to the SW of, and along strike with, the Beistline shear.  Drilling on Fences 9-13 was concentrated in the hanging wall of the Beistline shear where “bleed” mineralization follows NE dipping foliation.

RAB holes were drilled vertically to maximum depths of 51 to 78 feet. Hole spacing varied from 10 to 25 feet to ensure at least two intercepts on each vein and/or shear structure dipping at an average of 60 degrees.  RAB drilling was most efficient in competent rock units where 50+ foot holes were often drilled in less than 1 hour.  In areas with thick shear zones containing gouge, underground workings, and/or material with high water content, RAB drilling slowed or was stopped completely.

Figure 1-2 Showing Location of RAB Fences drilled in 2006/2007 and Locations of 2008 Fences

Cleary Hill Mine (281,000 oz)
479000E
479500E
480000E
480500E
7216000N
7215500N
7215000N
Cleary Hill Vein
Colorado Vein
Wackwitz Vein
Wyoming Vein
Fence 17 (extension)
Fence 6 (extension)
Fence 01
Fence 02
Fence 03
Fence 04
Fence 05
Fence 06
Fence 07
Fence 08
Fence 12,13
Fence 9,10,11
Fence 14
Fence 15
Fence 16
Fence 17
Fence 18
Fence 19
Fence 20
Fence 22
Fence 23
Fence 24
Fence 25
Fence 26
Fence 27
0
400
metres

Fence 1: Drilling commenced at Fence  1, which was aimed at sampling of the multiple mineralized veins and shears located directly above and across the historic underground workings of the Cleary Hill Mine.  The north end of Fence 1 is located near the north end of the Cleary Hill Mine workings between the Red Shaft and Goessman Shaft of the Cleary Mine.  The Cleary Vein swarm outcrops between these shafts 100 feet north of the northern end of Fence 1.  Moving south, Fence 1 crosses the surface projections of multiple mineralized shear zones and high angle quartz veins, all of which occur in the hanging wall block of the east fault.  The East fault is a low angle, south-dipping structure that strikes at ~090°, dips S 30° and truncates the mineralized Cleary Hill vein in the underground workings southeast of the Fence 1 area (Hill, 1933).  Mineralization south of the main Cleary vein swarm was previously identified from past diamond core drilling, trench chip-channel sampling, and road cut exposures to the west and south.

Table 1-4: Significant intervals from selected RAB holes on Fence 1

Hole Number	Thickness (ft)	Grade (gpt)	Grade (opt)
10	15	4.46	0.130
11	36	1.20	0.058
14	9	7.42	0.216
32	12	1.30	0.038
35	18	1.24	0.036
48	12	7.42	0.117
52	9	5.21	0.152
93	6	7.51	0.219
74	12	10.81	0.351
73	12	3.05	0.089
72	9	10.06	0.294

Fence 2: Fence 2, located 700 feet east of Fence 1, consisted of three NW-SE oriented lines of 10 holes (lines 15 feet apart, holes 20 feet apart, with the middle line offset by 10 feet) used to test the gold mineralization and grade variability over a shorter 200 foot wide section along the Cleary Hill eastern extensionHoles 94 to 104 (line 1) and 114 to 123 (line 3) were all drilled to a vertical depth of 54 feet, with holes 104-103 (line 2) alternating between 54 and 78 feet in depth.   The highest-grade hole was 103 (1.17 g/tonne over 54 feet), located at the southern end of line 1, which itself averaged 0.4 g/t over the 200 foot width tested.   Significant intercepts from Fence 2 include:

Table 1-5: Significant intervals from Fence 2 RAB drilling

. Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (gpt)	Gold Grade (opt)
98	39	51	12	2.35	0.069
including	48	51	3	7.10	0.207
102	18	24	6	2.50	0.073
103	9	54	45	1.39	0.041
including	21	24	3	7.75	0.226
106	9	48	39	0.70	0.020
110	0	9	9	3.45	0.101
including	6	9	3	8.75	0.255
113	0	27	27	0.84	0.025
122	33	54	21	0.96	0.028

Fence 3:  located 200 feet to the west of Fence 1, tested the mineralization over a total width of 1,025 feet with a single N-S oriented line of 41 holes (124 to 164) spaced 25 feet apart and drilled vertically to a depth of 78 feet.  The fence successfully intersected the previously known structures, including the Cleary Hill hanging wall vein which assayed 12.6 g/t over 3 feet in hole 154.  This zone, which was intersected in the final 3-foot interval of the hole, remains open at depth.  Two new mineralized zones were also identified.  The first, a structure in the hanging wall of the Cleary Hill structure, intersected in hole 151, graded 7.8 g/t over a 21 feet width, including a 6-foot section grading 23.4 g/t starting at 57 feet in hole 154.  The other new mineralization was discovered in the footwall of the Cleary Hill structure in hole 163, which intersected 9 feet averaging 1.68 g/t starting at 66 feet.  The strike and dip of these intersections remain open.  Significant intercepts from Fence 3 include:

Table 1-6: Significant intervals from Fence 3 RAB drilling

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (gpt)	Gold Grade (opt)
128	18	51	33	1.12	0.033
	72	78	6	1.57	0.046
129	0	6	6	1.62	0.047
133	45	78	33	1.51	0.044
including	72	78	6	4.76	0.139
134	0	63	63	1.28	0.037
135	15	33	18	1.10	0.032
139	3	9	6	2.73	0.080
143	75	78	3	6.17	0.180
144	42	51	9	3.11	0.091
145	0	18	18	1.28	0.037
	48	54	6	1.74	0.051
146	57	60	3	6.19	0.181
148	6	45	39	1.12	0.033
151	54	75	21	7.82	0.228
including	57	63	6	23.37	0.682
152	24	36	12	1.06	0.031
154	75	78	3	12.63	0.368
157	12	30	18	1.26	0.037
163	66	75	9	1.68	0.049

Fence 4: RAB drilling on Fence 4 began on the south end following the old Cleary Hill Mine “wagon road” and continuing north, crossing the newly constructed Beistline haul road immediately west of the Currey bulk sample pit. This north-south oriented fence is located approximately 500 feet further to the west of Fence 3 and covers an area approximately 1,600 feet wide within the 5,000 foot long known strike length of gold mineralization in the Cleary Hill Mine area.

Table 1-7: Significant intervals from Fence 4 RAB drilling

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (gpt)	Gold Grade (opt)
169	45	75	30	2.26	0.064
including	45	57	12	4.06	0.118
176	30	72	42	1.41	0.041
including	57	66	9	3.30	0.096
177	0	21	21	3.80	0.111
including	6	21	15	5.03	0.147
180	27	51	24	0.78	0.023
182	33	48	15	1.13	0.033
183	12	51	39	0.91	0.027
191	6	12	6	20.50	0.598
including	9	12	3	36.65	1.069
194	54	66	12	7.80	0.228
including	54	57	3	7.89	0.230
including	57	60	3	22.18	0.650
196	33	66	33	2.60	0.076
including	51	54	3	19.48	0.568
197	3	39	36	1.56	0.046

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (gpt)	Gold Grade (opt)
including	12	21	9	3.50	0.102
200	48	66	18	0.93	0.027
205	3	45	42	1.11	0.032
208	18	30	12	2.11	0.062
211	6	12	6	13.42	0.391
212	0	42	42	0.78	0.023
213	9	30	21	1.11	0.032
216	6	33	27	1.47	0.043
including	27	30	3	9.34	0.272

Fence 4 expanded the width of the Currey/Wackwitz vein system by 100 feet and continued to confirm the width and grades found in last years trenching, in Fences 1 and 3 with widths of 20 feet grading 2.5 g/t (0.073 opt), in the Currey Zone and 13.6 g/t (0.40 opt) over a 3 foot width in the adjacent Wackwitz Vein. Previous drilling in 2000, approximately 385 feet further to the west, encountered the Currey Zone over a width of 72 feet grading 4.74 g/t (0.138 opt). 150 feet south of the Currey Shear Zone, another new vein was encountered that assayed 8.91 g/t (0.26 opt) over 3 feet and 4.06 g/t (0.118 opt) over 12 feet. Drilling along the Colorado vein assayed 22.18 g/t (0.65 opt). Approximately 75 feet south of the Colorado, a new vein was encountered that assayed 36.65 g/t (1.069 opt) over 3 feet followed by an additional 3 feet which assayed 4.36 g/t (0.127 opt).

Fence 5: RAB drilling on Fence 5 was conducted on a two phase program with the second phase (mid-section of the fence) being referred to as Fence 5 infill. The objective of Fence 5 was to evaluate the mineralized shears and veins of the Cleary Mine workings on the north end as well as the Colorado, Wackwitz, Currey, and Wyoming shear/vein structures as drilling progressed south. Fence 5 covers an area approximately 1,725 feet wide within the 5,000-foot long strike length of known mineralization in the Cleary Hill Mine Area.

Table 1-8 Significant intervals from Fence 5 RAB drilling

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (gpt)	Gold Grade (opt)
281	6	21	15	1.67	0.05
279	21	33	12	11.22	0.33
including	27	30	3	35.38	1.03
including	30	33	3	7.64	0.22
278	30	54	24	3.80	0.11
including	42	51	9	9.05	0.26
276	12	15	3	5.68	0.17
273	12	15	3	5.11	0.15
273	42	54	12	12.17	0.35
including	42	45	3	14.85	0.43
including	45	48	3	28.88	0.84
271	3	6	3	4.50	0.13
234	0	57	57	1.05	0.03
including	30	48	18	2.46	0.07
239	6	54	48	0.81	0.02
240	12	45	33	1.03	0.03
243	0	48	48	1.14	0.03
including	27	48	21	1.70	0.05
244	0	54	54	2.10	0.06
including	30	51	21	4.39	0.12
including	36	39	3	15.55	0.45
including	39	42	3	5.11	0.15

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (gpt)	Gold Grade (opt)
245	3	24	21	1.56	0.05
233	15	48	33	1.09	0.03
including	15	27	12	2.08	0.06
231	0	3	3	6.83	0.20

Fence 9:

Holes in Fence 9 covered an area approximately 500 feet in length, testing for gold mineralization further into the hangingwall of the structures that were discovered during the bulk sampling of the material in the area of the old Beistline shaft. Approximately 6,000 tons of material was sampled and stockpiled from this area last fall.  During the collection of this sample gold mineralization was noted for the first time to extend well away from the principal high-grade veins that were historically mined in this area, with mineralization extending up to 100 feet south of the main Cleary Hill/Beistline structure

Table 1-10: Significant intervals from Fence 9 drilling

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (gpt)	Gold Grade (opt)
342	0	78	78	1.13	0.033
including	33	45	12	4.81	0.140
347	0	78	78	2.27	0.066
including	0	3	3	33.95	0.990
including	0	15	15	8.23	0.240
including	33	78	45	1.13	0.033
350	0	3	3	22.65	0.661
	48	66	18	1.50	0.044
414	42	66	24	3.19	0.093
including	57	66	9	5.60	0.163
351	48	72	24	2.95	0.086
including	48	51	3	5.47	0.160
including	54	57	3	6.98	0.204
360	0	18	18	1.00	0.029

Fence 10: RAB drilling on Fence 10 also was conducted along the strike of the Beistline shear and Beistline bulk sample pit.   Fence 10 is located 40 feet west of the 2006 Beistline pit floor. The objective of this fence was to determine the geometry and grade of gold mineralization of the hanging wall of the Beistline structure.  Fence 10 was also split into two phases of drilling with an extension added on the north end of the original drill line.

Fence 11: RAB drilling on Fence 11 was conducted also along the strike of the Beistline shear. Fence 11 is located 65 feet west of the Beistline bulk sample pit floor and 25 feet west of Fence 10.  Fence 11 drilling was intended to intercept the Beistline “bleed” mineralization in the hanging wall of the main Beistline shear.

Table 1-11: Significant intervals from Fences 10 and 11 RAB drilling

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (gpt)	Gold Grade (opt)	Description
399	54	57	3	10.38	0.30	Beistline/B1 Bleed
400	45	57	12	2.06	0.06	Beistline/B1 Bleed
401	18	30	12	3.79	0.11	Beistline/B1 Bleed
402	15	45	30	3.47	0.10	Beistline/B1 Bleed
including	18	27	9	5.30	0.15	Beistline/B1 Bleed

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (gpt)	Gold Grade (opt)	Description
403	15	39	24	3.22	0.09	Beistline/B1 Bleed
including	30	33	3	16.10	0.47	Beistline/B1 Bleed
404	0	42	42	1.23	0.04	Beistline/B1 Bleed
405	0	33	33	1.80	0.05	Beistline/B1 Bleed
426	60	78	18	1.49	0.04	Beistline/B1 Bleed
448	0	21	21	3.85	0.11	Beistline/B1 Bleed
including	12	18	6	11.00	0.32	Beistline/B1 Bleed
420	0	18	18	4.76	0.14	B1 structure
421	3	21	18	2.36	0.07	B1 structure
424	18	27	9	2.79	0.08	B1 structure
436	15	36	21	1.55	0.05	B1 structure
437	15	36	21	1.31	0.04	B1 structure
438	15	33	18	1.63	0.05	B1 structure
439	12	27	15	1.70	0.05	B1 structure

Fence 12: RAB drilling on Fence 12 also was conducted along the strike of the Beistline shear. Fence 12 is located directly northwest of, and on strike with, the Beistline bulk sample pit floor and was intended to determine the strike and geometry of mineralization along the Beistline shear.

Fence 13: RAB drilling on Fence 13 also was conducted along the strike of the Beistline shear. Fence 13 is located directly northwest of, and on strike with, the Beistline bulk sample pit floor.

Table 1-12 Significant intervals from Fences 12 and 13 RAB drilling

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (gpt)	Gold Grade (opt)	Description
447	12	27	15	16.13	0.47	Beistline hanging wall
including	15	27	12	19.55	0.57	Beistline hanging wall
including	24	27	3	50.15	1.46	Beistline hanging wall
449	0	78	78	1.95	0.06	Beistline hanging wall
including	3	33	30	4.42	0.13	Beistline hanging wall
including	15	21	6	15.81	0.46	Beistline hanging wall
450	0	78	78	1.52	0.04	Beistline hanging wall
including	3	24	21	4.62	0.13	Beistline hanging wall
including	15	21	6	12.66	0.37	Beistline hanging wall
451	0	78	78	1.68	0.05	Beistline hanging wall
including	0	27	27	4.17	0.12	Beistline hanging wall
including	15	18	3	21.88	0.64	Beistline hanging wall
453	3	6	3	11.13	0.32	Beistline hanging wall
454	0	78	78	2.08	0.06	Beistline hanging wall
including	0	6	6	14.68	0.43	Beistline hanging wall
including	21	30	9	5.27	0.15	Beistline hanging wall
455	0	78	78	1.81	0.05	Beistline hanging wall
including	24	27	3	34.80	1.02	Beistline hanging wall
456	6	9	3	12.95	0.38	Beistline hanging wall
473	0	12	12	2.74	0.08	Beistline hanging wall
474	0	12	12	2.28	0.07	Beistline hanging wall

Fence 14: RAB drilling on Fence 14 was conducted parallel to, and 50 feet to the east of, Fence 5.  On the south end, Fence 14 begins 100 feet south from the toe of the Cleary Mine No. 1 adit dump.  The toe of the No. 1 adit dump prevented drilling over this area and it could not be excavated completely due to steepness of the dump pile and the existence of Fence 5 directly below and to the east of Fence 14.  Fence 14 was thus drilled as two sections and continues 175 feet past the northern toe of the No. 1 adit dump.  Fence 14 was drilled to intersect shear mineralization previously mined on the Cleary Mine Penrose adit. The Penrose portals are located 150 feet to the west of the gap on Fence 14.  Fence 14 also was intended to intersect several E-W trending mineralized shear zones identified from drilling on Fence 5 which returned values of 4.06, 7.74, and 19.10 ppm gold.

Table 1:13: Significant intervals from Fence 14 RAB drilling

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (gpt)	Gold Grade (opt)
529	6	21	15	2.00	0.058
532	27	45	18	1.40	0.041
533	15	18	3	5.09	0.148
534	0	78	78	0.79	0.023
including	57	72	21	2.35	0.069
535	48	75	27	1.06	0.031
540	42	63	21	2.97	0.087
541	63	78	15	5.66	0.165
including	63	69	6	12.86	0.375

Additional RAB drilling will be completed in the eastern Beistline area in 2008. Fence 25 will test for additional parallel vein swarms over a distance of 500 feet to the south of where the previous RAB drilling and bulk sampling ended in gold mineralization.  This will be followed by Fence 26, an 800 foot eastward step out that will be the first systematic exploration east of the Beistline shaft area to determine if the vein swarm continues in this direction.  If this step out is successful, plans for additional step outs to the east will be developed.

Core Drilling

In March 2008 a core drill program, designed to test the continuity to depth of the 300 foot wide zone of mineralization encountered on the southern end of RAB Fence 1 commenced. Each hole was designed to step out 100 feet to the south. Four holes were drilled angled to the north at 60 degrees, as the majority of structures exposed by bulk sampling in this area dip 60-65 degrees to the south.  In order to check that structures of differing angles were not missed, one hole was drilled to the south at an angle of 45 degrees.

Alteration, mineralization, shearing and quartz veining similar to that seen in the bulk sample cuts and in the shallow Fence 1 RAB drilling were seen extending to depth in all five holes.  Hole 5, planned to extend beyond this mineralized zone and into the Cleary Hill structural zone intersected this parallel system at a depth of 635 feet. The hole was deepened in order to test the width of the zone. The mineralized rocks intersected at this depth appear similar to those found on the Cleary Hill mine dump at the number 3 portal, where lower grade mineralization from the bottom of the Cleary Hill mine was separated from the +1 oz/ton vein material that was sent to the mill.

The drill is also expected to test the continuity of the Beistline structure along strike and to depth.  Five fences, consisting of 3 holes (100 foot spacing between holes and 100 feet between fences), will test the Beistline structure from the old Beistline shaft 500 feet west and 300 feet down dip.  These holes will also test the continuity of the parallel B1 and B2 structures, as well as the ‘bleed’ mineralization found during bulk sampling to extend between these parallel structures along the more brittle rocks in the schists that host the structures and mineralization.  Following drilling in the Beistline area and the receipt of assays from the original holes, the drill is expected to return to the Fence 1 area to continue with 100 foot step outs along strike to provide sufficient drill density to generate an initial gold resource on the property.

Bulk Sampling

In early 2007 in order to  process the 10,000 ton bulk sample collected in 2006, construction of a 1,200 ton per day gravity concentration plant commenced.  Commissioning of the plant was completed in the Fall of

2007; however a short processing season did not permit the processing of all of the stockpiled 2006 material. Additional bulk sampled material was also collected from the project area in specifically in the areas of Fence 1 and the Beistline area in 2007 and the material has been stockpiled in anticipation of the processing the material in the spring of 2008.

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

In 1998 Freegold completed a diamond core hole (CKR9801) approximately 900 feet to the west of the Newsboy shaft (Freeman and others, 1998).  This hole was sited on a 400 ppb gold in soil anomaly and intercepted 10 feet grading 0.096 opt gold from 5 to 15 feet and 10 feet grading 0.064 opt gold from 80 to 90 feet.  The relationship between this mineralization and similar low-grade disseminated mineralization exposed at the collar of the now-caved Newsboy shaft is unknown.

Saddle Zone, American Eagle Mine Area

The American Eagle mine is situated in the south-central portion of the Golden Summit project. Past production of approximately 60,000 ounces grading 1.6 opt gold came primarily from within 500 feet of the main shaft (shaft bottom at 270 feet) and primarily north of the shaft collar.  The American Eagle vein strikes N80W and dips steeply southwest. The northern extension of the American Eagle vein is known as the Kawalita vein and northern-most extent of the American Eagle vein is known as the Christina vein. Together the south-dipping American Eagle – Kawalita – Christina vein system extends for over 6,000 feet along strike.  Alaska Gold’s predecessor company, Fairbanks Exploration, mined the property from 1938 to 1942 and maintained it in standby mode from 1942 to 1952.  Although Placid Oil drilled a number of holes in the American Eagle area in the period 1978-1994, drill core recovery was poor in the shears and veins.

Drilling by previous investigators has intercepted 6 separate shear zones over a strike length of 1,800 feet and a combined width (perpendicular to strike) of 1,500 feet. Trenching suggests the total strike of the Saddle zone is at least 3,500 feet with a maximum width of 2,500 feet. Mineralization has been encountered in drilling and trenching over a vertical distance of 650 feet.  Mineralization remains open in all directions.  Freegold recently acquired and scanned a large number of stope maps, plan maps and cross-sections from the American Eagle and McCarty mines.  These records were generated by the FE Company between 1938 and 1952 and were donated to Freegold by John Reeves, owner of the old FE Company records.  Like the historic Cleary Hill mine records, the American Eagle and McCarty records could prove valuable in guiding exploration in the Saddle zone.

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

A total of 1,790 feet of backhoe trenching was completed at the Tolovana prospect in August 2004.  Trenches were mapped and samples were collected on 5-foot centers and returned significant gold values hosted in both schist and intrusive rocks.  Grab samples were collected to identify, more specifically, the mode of gold occurrences.  The majority of gold values occurred  primarily in discrete quartz veins. Structures hosting gold mineralization strike generally east-west and dip moderately to steeply to the south, an observation in agreement with measurements taken during historic underground mining operations on the former Tolovana mine.

Trenching results were followed up with a 7 hole, 3,584 foot diamond drill program in October 2004 and covered targets along the 1,800 foot strike length of the Tolovana prospect. Three holes were designed to target a series of vein and breccia-hosted gold targets exposed in trenches excavated and sampled in August.  In addition, two additional holes were designed to evaluate previously encountered reverse circulation drilling results from intrusive rocks of the Dolphin stock which returned 50.7 grams per tonne gold over 10 feet  and to target the previously undrilled and untrenched western extension of the Tolovana vein where no recent work has been conducted, but where high grade gold-bearing veins were mined from the Parenteau adit in the early 1930's.

The 2004 drill results from Tolovana suggest that high grade mineralization hosted in metamorphic rocks is concentrated on the eastern side of the veins system (Holes 1 and 2 in Table 1-14) while mineralization on the central and western portions of the prospect are closely associated with or hosted by mid-Cretaceous granodiorite of the Dolphin stock. Mineralization at Dolphin remains open to the southwest and at depth. Mineralization along the Tolovana vein system remains open at depth and along strike, particularly to the east where the intersection of the Tolovana and Cleary Hill veins should occur. This intersection zone has never been explored in modern times and was not exposed by historic surface or underground workings.

Table 1-14: Significant gold assay results from the 2004 drill program at Tolovana

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

Trenching and drilling results indicate an extensive hydrothermal system is present on the Tolovana prospect.  Gold mineralization remains open along strike and to depth.  Stockwork vein mineralization is known within the granodiorite intrusive, immediately south of the Tolovana Vein where previous drilling intersected high-grade gold values.  However, the extent of this intrusive hosted stockwork mineralization is unknown and its relationship to shear and vein hosted high-grade gold mineralization in metamorphic rocks on the Tolovana prospect is uncertain. Limited information form historic records also suggest that other subparallel shear zones and veins exist to the north of the surface exposures of the Tolovana vein system. Given recent discoveries in the Cleary Hill mine area, additional exploration of the lands north of the Tolovana mine is warranted.

In 2007, as a result of encouraging results from the RAB program at the Cleary Hill Mine area, a limited RAB program was completed on the Tolovana prospect.  170 holes were drilled for total footage of 11, 449 feet and 3,812 samples were taken. Samples were taken at three foot intervals.  Upon completion, RAB drill holes were plugged with bentonite chips.  All RAB holes were marked in the field with 3 foot survey lath and subsequently surveyed.

Table 1-15: Summary of  2007 Tolovana RAB drilling fences

Fence ID	Location	length (ft)	# of Holes	# of Samples	Total footage	Avg ft Depth (ft)
Fence 6	Tolovana	130	45	845	2541	56.5
Fence 7	Tolovana	110	12	246	738	61.5
Fence 8	Tolovana	120	14	345	1035	73.9
Fence 15	Tolovana	230	24	602	1812	75.5
Fence 16	Tolovana	80	9	172	511	56.8
Fence 17 (infill)	Tolovana	120	9	223	672	74.7
Fence 18	Tolovana	110	12	301	906	75.5
Fence 19 (infill)	Tolovana	1000	45	1078	3234	71.9
	TOTALS	1900	170	3,812	11,449

RAB drilling was focused on intercepting and following the mineralized Scheuyemere structure east along strike at 050° to 060° from the northeast corner of the Tolovana pit.  In this report, the Tolovana pit refers to a pit excavated by backhoe in the early 1980’s, 500 feet east of the Tolovana adit at Willow Creek.  The Tolovana adit is located on the right limit of Willow Creek, 1,100 feet upstream from the confluence of Willow and Cleary Creeks. Fences 6 through 18 were drilled along orientations ranging from 320° to 020°, with fence lengths ranging from 80 to 1,000 feet.  Fences 6-8 and 15-18 were all drilled east of the Tolovana pit workings across the main Scheuyemere structure stepping out on each line at distances ranging from 80 to 350 feet. The majority of mineralized veins and shear structures of the Tolovana shear/vein swarm dip southwest at angles between 40° and 65°.

Fence 6: RAB drilling conducted on Fence 6 allowed sampling of the multiple mineralized veins and shears of the Tolovana structure located on benches above, and to the east of the Tolovana pit.  Fence 6 is composed of four main parallel drill lines spaced 20 feet apart and oriented generally at 005° with 15 foot drill hole spacings on each line. Holes in Fence 6 tested a smaller 200 x 275 foot area in the Scheuyemere structure area, located 2,300 feet west of Fence 5.  Drilling was undertaken in this area to follow up on a grab sample which assayed 31 g/t (0.90 oz/ton) in the face of an old surface mining cut in which the gold-bearing structures were seen striking in the general direction of the Currey Shear Zone.

Similar to the holes drilled in the Cleary Hill area holes in Fence 6 intersected higher grade-veins hosted within broader areas of lower grade, bulk-tonnage surface gold mineralization.  Although the Scheuyemere structure, encountered in the 31 g/t grab sample in the face of the old mining cut, and in holes 336, 303, 311, 312, 334, 332, and 333 strikes in a more northerly direction than the structures seen in the vein swarms south of the Cleary Hill Mine area, the strike indicates that the Scheuyemere structure will intersect the south vein swarm somewhere in the 2,300 foot untested area in between Fence 5 and 6.  The gold mineralization in this area remains open in all directions, and future drilling will aim to expand this zone, as well as to in-fill the areas between Fences 5 and 6 to determine how this structure ties into the broader zones of gold mineralization traced from Fences 1 to 5.

Table -16: Significant gold intercepts on Fence 6.

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (gpt)	Gold Grade (opt)
303	0	39	39	2.42	0.071
including	24	27	3	23.01	0.671
including	27	30	3	3.22	0.094
305	3	39	36	0.85	0.024
307	18	24	6	3.21	0.094
311	0	15	15	1.49	0.043
312	3	24	21	4.26	0.124
including	12	15	3	17.76	0.518
including	15	18	3	7.85	0.229
321	3	18	15	2.88	0.084
including	6	9	3	8.61	0.251
325	33	54	21	3.30	0.096
including	36	39	3	18.10	0.528
328	33	54	21	1.65	0.048
including	33	36	3	4.73	0.138
329	27	39	12	2.04	0.060
334	0	18	18	1.70	0.050
including	3	6	3	5.25	0.153
336	3	6	3	3.11	0.091

In addition to the mineralization located along the Scheuyemere vein, additional wider, lower-grade intercepts off the main vein include 0.85 g/t (0.024 oz/ton) over 36 feet (hole 305) and 3.30 g/t (0.096 oz/ton) over 21 feet (hole 325), including a 3 foot section assaying 18.1 g/t (0.229 oz/ton) over 3 feet.  The average grade of all 650 three-foot sample intervals over the 200 x 275 foot area tested was 0.46 g/t (0.014 oz/ton).

Fences 7 and 8

Fence 7 and 8 followed the strike of the Scheuyemere structure as it heads further to the north-east in the direction of the vein swarm south of the old Cleary Hill mine.  Drilling in these two fences not only identified a well-defined mineralized structure, but also encountered old underground mine workings that were not previously known to have existed in the area.

Fence 7, located 120 feet north-east of Fence 6, consisted of 12 vertical holes covering a surface width of 110 feet and drilled to an average depth of 62 feet.  Fence 8 is located a further 160 feet to the north-east of fence 7 and consists of 14 holes covering a surface width of 120 feet and drilled to an average depth of 74 feet. Significant intercepts from these two fences include:

Table 1-15: Significant gold intercepts for Fences 7 and 8.

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (gpt)	Gold Grade (opt)	Fence No.
542	54	72	18	3.56	0.104	Fence 7
including	57	60	3	18.53	0.540	Fence 7
548	12	66	54	1.08	0.032	Fence 7
556	18	78	60	2.23	0.065	Fence 8
including	36	45	9	4.54	0.132	Fence 8
including	72	78	6	11.10	0.324	Fence 8
557	0	78	78	1.03	0.030	Fence 8

564	0	51	51	1.55	0.045	Fence 8
including	0	24	24	2.47	0.072	Fence 8

Fence 15, 16, 17, 18: The Scheuyemere and its associated hanging and footwall mineralization was originally intersected in Fence 6, which returned intersections of 23.0 g/t (0.67 oz/ton), 17.8 g/t (0.52 oz/ton) and 18.1 g/t (0.53 oz/ton) all over 3-foot widths within wider zones of lower-grade. Fences 7 and 8 traced the vein a further 350 feet to the east with intersections comparable to those seen in Fence 6. Fences 15 (24 holes) 16 (9 holes) 17 (9 holes) and 18 (12 holes) traced the Tolovana vein another 525 feet to the east for a total confirmed strike length of 825 feet.

Table 1-16: Significant gold intercepts for Fences 15 through 18.

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (gpt)	Gold Grade (opt)	Fence Number
568	6	27	21	1.73	0.050	Fence 15
569	0	30	30	1.03	0.030	Fence 15
570	0	33	33	0.92	0.027	Fence 15
571	36	54	18	1.57	0.046	Fence 15
573	12	54	42	1.24	0.036	Fence 15
576	27	75	48	1.00	0.029	Fence 15
614	30	36	6	5.41	0.158	Fence 15
581	0	78	78	4.11	0.120	Fence 16
including	60	69	9	28.53	0.832	Fence 16
including	60	63	3	55.88	1.630	Fence 16
582	6	60	54	0.79	0.023	Fence 16
629	24	33	9	5.20	0.152	Fence 16
589	3	78	75	1.24	0.036	Fence 17
including	6	12	6	4.41	0.129	Fence 17
Including	66	78	12	4.28	0.125	Fence 17
590	36	78	42	2.00	0.058	Fence 17
including	36	48	12	4.22	0.123	Fence 17
591	15	75	60	1.01	0.032	Fence 17
592	12	78	66	1.10	0.032	Fence 17
including	66	75	9	5.16	0.150	Fence 17
598	54	66	12	2.85	0.083	Fence 18
600	3	72	69	2.18	0.064	Fence 18
including	36	48	12	9.70	0.283	Fence 18
including	39	42	3	26.98	0.787	Fence 18
606	0	45	45	1.41	0.041	Fence 18
including	3	9	6	7.27	0.212	Fence 18
607	0	33	33	1.51	0.044	Fence 18

It is  believed that the Scheuyemere and the Wackwitz vein, which is hosted within the much wider swarm of veins and shear zones on the eastern side of Bedrock Creek, are the same vein.  Both veins exhibit a distinctive mottled grey appearance not known to occur in any other veins within the swarm, and the strike projection of the Scheuyemere runs close to the Wackwitz portal, located only 1,100 feet east of the Tolovana vein intersected in fence 18.   Cross sections of the Tolovana vein RAB drill holes exhibit mineralized structures in both the hanging and foot walls of the vein that are similar to those found in the Beistline area RAB drilling/bulk sampling on the far western end of the known mineralization, as well at that seen in RAB fences 1, 3, 4 and 5, suggesting that the Tolovana vein is simply part of a larger vein swarm.

Fence 19:  As like previously released holes, Fence 19 intersected numerous mineralized structures and shears in the hanging wall of the Cleary Hill structural zone in shallow, close spaced drilling.  Located between 1,000 to 1,500 feet west of Fence 5, Fence 19 follows an old road up the nose of the ridge on the west side of Bedrock Creek. The holes were spaced 10 to 40 feet apart and drilled to an average depth of 72 feet.  In areas where limited surface mineralization  was exposed holes were drilled with wider spacing. Holes 630 to 651, located towards the bottom of the ridge, intersected structures and veins that were too widely spaced to be considered part of a vein swarm.  As the drilling progressed up the ridge, it began to intersect the wider Cleary Hill vein swarm traced extensively on the eastern side of Bedrock Creek, with one 435 foot length of holes (actual length 370 feet after removing a bend in the road) averaging 0.53 g/t (0.016 opt).

Table 1-17: Significant gold intercepts on Fence 19

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (gpt)	Gold Grade (opt)	Fence No.
652	42	78	36	2.36	0.069	Fence 19
Including	54	60	6	11.90	0.347	Fence 19
Including	57	60	3	19.73	0.575	Fence 19
654	27	57	30	1.92	0.056	Fence 19
659	42	78	36	2.57	0.075	Fence 19
Including	42	45	3	20.20	0.589	Fence 19
660	66	72	9	5.37	0.157	Fence 19
Including	66	69	3	12.93	0.377	Fence 19
666	12	24	12	2.01	0.059	Fence 19
668	0	24	24	1.37	0.040	Fence 19
669	9	21	12	6.46	0.188	Fence 19
including	9	12	3	17.88	0.521	Fence 19
671	33	75	42	1.27	0.037	Fence 19
672	39	60	21	2.11	0.062	Fence 19

These results, in conjunction with the other RAB drill fences in the Tolovana area also on the western side of Bedrock Creek, confirm that mineralization in Fence 19, and the previously identified vein swarms south of the old Cleary Hill mine workings, is a westward extension of the same structures and mineralization that host the vein swarms seen in RAB drill fences 1, 3, 4 and 5 where drilling has shown the vein swarm to be up to 1,000 feet wide.  In order to further confirm that the mineralization found in Fence 19 and previously reported from the Tolovana vein in Fences 6 to 8 and 15 to 18, is hosted within an extension of the wider mineralization seen to the east,  additional RAB drilling will be completed.

Proposed 2008 RAB Holes – Tolovana Area

Subsequent fences will be drilled in the Tolovana mine area on the western end of the zone.   Since the original fences in this area only tested the mineralized zone over widths of approximately 100 feet, two of the Fences (6 and 17) will each get extensions to the north and south (Fences 6 N and 17 N extensions plus Fences 22 and 23 to the south) totaling an extra 1,000 feet to determine if the same width of mineralization seen in Fence 5 continues to the west.   Fence 20 will then be drilled over a length of 1,750 feet to cover the last large gap between Fences 5 and 19.   These three fences were bulldozed to bedrock last fall before freeze-up in order to facilitate the commencement of winter drilling.  Numerous areas of quartz veining and alteration were seen in this stripping, and significant grab samples taken at surface along the area to be drilled include 5.2 and 80.5 g/t along Fence 20, and 7.5, 8.3, 12.3 and 23.7 g/t along Fence 22.

Results derived from exploration programs conducted over the last 4 years have resulted in several significant conclusions. The most significant of these conclusions are:

a) Over 1,900 feet of a series of subparallel mineralized structures extending from exposures and the Tolovana mine workings in Willow Creek valley on the west to exposures in Fence 20 on the east have been identified.  Mineralization remains open along strike in both directions.

b) along the Tolovana/Scheuyemere vein swarm a series of subparallel mineralized structures over a vertical distance in excess of 350 feet between the collar of the Scheuyemere #1 shaft (el. 1425 ft) and the bottom of the Tolovana mine shaft (el. 1075’ ) have been outlined.  Mineralization remains open at depth.

c) Differential Global Positioning System (DGPS) surveys completed completed in 2007 indicates that the shaft and adit of the Tolovana mine are farther north than older maps of the area indicate. Given the true location of the Tolovana mine shaft and adits relative to the Tolovana pit, it is clear that the quartz veins and shear zones in the Tolovana pit, as well as their strike extensions targeted by the 2004 trenching and drilling program and the 2007 RAB drilling program, are likely not the strike extensions of the historic Tolovana vein mined from the shaft and adits on Willow Creek. As a result, the Tolovana pit, as well as its strike extensions targeted by the 2004 trenching and drilling program and the 2007 RAB drilling program, are located along the historic Scheuyemere #1 vein and shear zone originally accessed by the Scheuyemere #1 shaft.

d) Multi-element gold mineralization does not play a significant role in guiding exploration towards gold enriched zones, either on strike or down dip as multiple mineralizing events have occurred in the Tolovana area.

e) Although previous exploration simply focused on the easily exploitable paying vein material, current exploration is also aimed at tracing the mineralization away from the known mine shafts in an attempt to locate additional prospective mineralization.

f) Multiple ages of pre-mineral folding have been found to affect the geometry of the mineralized structures in the Cleary Hill Mine area, by either influencing or controlling the gold mineralization.  Folds in the Tolovana area may have similar controls to those seen at Cleary Hill however additional work will be necessary to determine it significance.

g) Stockwork vein mineralization is known within the Dolphin granodiorite intrusive immediately south of the Tolovana mine area. Previous drilling at Dolphin has intersected both high grade and low grade gold values. However, the extent of this intrusive hosted stockwork mineralization is unknown and its relationship to shear and vein hosted high-grade gold mineralization in metamorphic rocks on the Tolovana prospect is uncertain.

Mineralization

Over 63,000 strike feet of mineralized shear zones have been identified within and immediately adjacent to the Golden Summit project.

The major historic lode gold mines of the Golden Summit project derived their production primarily from northwest and northeast trending high angle, low sulfide, gold-polymetallic quartz veins and shear zones which transect what is now thought to be the mixed upper plate - lower plate rock package at Golden Summit. The majority of mineralized shear sonze on the eastern end of the project trend N60W-80W and dip steeply to the southwest. Shear zones on the western end of the project area are predominately N60E-80E and dip steeply north. Shear zones in the central portion of the project (centred on the Cleary Hill mine) trend closer to east-west and appear to mark a transition from primarily northwest trending, south dipping shears to the east to primarily north dipping shears to the west. In addition, exploration activities conducted by Freegold have identified previously unrecognized shear zones trending N30-50W and due south. These shear zone possess significantly different metal suites than the N80W and N60E trending shears.

Drilling

Drilling completed by Freegold on the Golden Summit project includes 78,177 feet of core and reverse circulation in 188 holes and 40,051 feet of rotary air blast drilling in 674 holes. Drilling was conducted by third-party contractors in 1992, 1994-98, 2000, 2003, 2004, 2006 and 2007 and consisted of diamond core drilling, down-hole hammer reverse circulation drilling and rotary air blast drilling. All drilling conducted during these programs was managed for Freegold by Avalon Development and was conducted by independent drilling contractors. Reverse circulation samples consisted of one-eighth splits of each 5-foot interval. All core samples were sawed one-half splits of variable length depending on visible geological criteria. All rotary air blast samples consisted of 100% cut of a three foot composite from holes ranging from 3 to 3.5 inches in diameter.

The 2006 and 2007 RAB drilling was contracted to Fairbanks Excavation Co. who supplied an Ingersoll Rand ECM 590 track mounted rotary air blast drill (RAB) for the program. This unit produces 2.5 inch to 4.5 inch diameter drill holes and features an Ingersoll Rand compressor that produces 250 cubic feet per of air per minute at 140 pounds per square inch air pressure.  The automatic rod changer with 12 foot rods gives the drill up to 78 feet of mobile drill depth capability.  Depending on drilling conditions, RAB holes at Cleary Hill were drilled with 3 inch or 3.5 inch percussion bits.  A pneumatic hammer placed at the upper end of the drill mast helped pulverize material down hole. The drill pipe is a conventional single walled pipe with air traveling down the inside of the pipe and the sample traveling up the outside between the pipe and the hole wall. Vacuum suction provided by the compressor helps evacuate samples from the hole after which the samples pass through a cyclone where they are collected in a sample bag inside a 5 gallon bucket. Samples were collected on 3 foot intervals.  Lithologic samples were sieved from the cutting stream, washed and logged for each 3 foot sample interval.

Reclamation and hole plugging have been completed for all of the drilling done on the Golden Summit project between 1992 and 2007. Reclamation work remains at the Cleary Hill and Tolovana prospects however current permits allow these sites to remain open for additional exploration through the end of 2011.

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

During 2006 and 2007 one duplicate assay was conducted in every RAB drill hole and either a blank or a standard is inserted in the sample stream every 10 samples. Evaluation of each sample batch was conducted by Avalon Development as it was received and any spurious results were corrected by the analytical lab prior to the data being posted to the master geochemical database for the project. No unacceptable analysis results were returned for these standards from either ALS Chemex or Alaska Assay Labs.

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

The majority of the work on the Golden Summit property  since 2006was carried out under the supervision of  Michael Gross, VP Exploration for Freegold Ventures. Geological work was supervised by Curtis Freeman, of Avalon Development Inc. The geophysical survey was conducted by Peter E. Walcott & Associates Limited.

The data obtained in conjunction with all the work performed is considered to be reliable.

Security of Samples

All samples collected on the Golden Summit project were retained at Avalon’s secure warehouse facility in Fairbanks until picked up by representatives Alaska Assay, ALS Chemex or Bondar Clegg.  Sample preparations procedures varied over time and between the three facilities however, analytical work consisted of gold by fire assay with atomic absorption or gravimetric finish plus a variable multi-element suite analyzed by inductively coupled plasma emission spectroscopy (ICP) methods.  Prior to 2001 all ICP samples were prepared using two acid digestion procedures.  Sampling conducted in 2001 through 2006 used four acid digestion procedures. Sample pulps for all samples collected from 1996 to 2004 and after September 2006 have been retained at Avalon Development’s Fairbanks warehouse facility.  Sample pulps for 2005 were retained by Freegold at their Vancouver office. Sample rejects from 2005 and 2006 are stored at Avalon Development's facilities in Fairbanks while rejects from 2007 are stored on the Golden Summit project.

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

In January 2007 Freegold submitted approximately 7 composite samples of run-of-mine material from the 2006 bulk sample pits to McLelland Labs of Reno, Nevada for acid base accounting tests. These tests were required by the Alaska Department of Conservation for solid waste disposal permits that were issued in mid-2007. These acid base accounting analyses indicate that 5 of the bulk sample materiasl were net-acid neutral and did not pose any acid generating threat.  Two of the bulks sample composites returned values indicating a slight acid generating potential however, the values suggested by the analyses were well under benchmark levels that would require special handling procedures under permits issued by the State of Alaska.

Exploration Recommendations

Although several areas of the Golden Summit project merit future exploration effort, the initial near term (5-year) focus of exploration at Golden Summit will be the western half of the project area. Results from this portion of the project will help guide work on the eastern half the property. Based on preliminary field, laboratory and literature studies completed to date, the following recommendations for future work on the western Golden Summit project are warranted :

Cleary Hill: Previous mining and more recent exploration work conducted by Freegold at  the Cleary Hill mine suggest the presence of a series of vein swarms containing high grade veins and shear zones with good down-dip and strike potential. Trenching and bulk sampling conducted in 2006 and 2007 revealed several new high grade veins between the Cleary Hill vein on the north and the Wyoming shear on the south. Although the exact head grade and recovered grade for gold in the bulk sample stockpiles will not be known until at least mid-July, 2008, trench, bulk sample and limited RAB drilling have indicated that both high grade and bulk tonnage targets at Cleary Hill are open to expansion along strike and at depth. A five-year permit from the State and Federal regulatory authorities is in place and will allow Freegold to conduct extensive additional trenching, core or rotary drilling and bulk sampling in the Cleary Hill mine area. The program will include quarterly water sampling programs that would establish a baseline water quality database for the entire upper Cleary Creek drainage. Recommendations for work in 2008 include RAB drilling and bulk sampling in the Currey shear, Wackwitz vein, Beistline vein, Cleary HG vein, Wyoming vein and Colorado vein and in the unexplored footwall of Cleary Hill vein. Close-spaced RAB drilling is recommended for these areas prior to bulk sampling in order to determine the grade variability of an area prior to bulk sampling. Hole spacing should be designed to insure that the average vein dip of 60-65 degrees will be intercepted in at least two adjacent holes, thereby insuring that a reliable dip can be determined n a given mineralized structure. Hole depths should range from 50 to 75 feet, depending on hole density and spacing. Bulk sampling should be conducted in the B1 vein swam area on Fence 1, Currey shear, Wackwitz vein and the Beistline pit. If all phases of this exploration program are completed in 2008, the estimated cost is approximately $2,500,000 (not including bulk sample processing costs).

Tolovana: Significant grade and thickness of mineralization was intercepted in the 2004 trenching and drilling programs. The intrusive portion of the drilling looks promising from the standpoint of strongly altered structures and constitutes a separate target from the shear zones and veins hosted in the metasediments. A RAB drilling program is recommended for 2007 as a cost effective way of intercepting multiple veins and shears along the most prospective portions of the Tolovana vein system. This drilling should be conducted in the winter months to take advantage of easier access and more stable drilling conditions. A minimum 5,000 feet of closely spaced RAB drilling should be completed with an all-in cost of $175,000 ($35 per foot). Pending receipt of encouraging results from the RAB drilling, additional backhoe or dozer trenching, geochemical sampling and bulk sampling should be conducted over the Tolovana vein system. This work should be conducted in the late summer and fall to take advantage of the warmer weather for trenching and geochemical sampling and the post-freeze-up weather for bulk sampling and heavy haulage. The estimated cost is approximately $750,000. In addition, previously unassayed core intervals from Phase 1 2004 drilling should be split and sent for assay. Estimated cost for this part of the program is $15,000.

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

Saddle Zone: The Saddle zone sits in a vein swarm which hosts the highest density of veins, across strike, of any area of the Golden Summit project. This prospect, drilled with conventional rotary methods by IMC and with reverse circulation methods by BP Minerals, contains a number of distinct high-grade veins, including the McCarty (Chatham), American Eagle (Kawalita-Christina), Henry Ford, Pioneer, Antimony, Pennsylvania and Ebberts veins. Historic records for this work are available and portions of it are already in the Golden Summit GIS database. The remaining hard copy records (mostly drill hole and trench geochemistry data and underground data from the American Eagle mine) should be converted to a digital format and added to the GIS database. Following data compilation, one or more RAB drill lines should be targeted at the Saddle zone to determine the number and location of gold-bearing veins and shear zones across the strike of the zone. This across-strike width extends for approximately 2700 feet from the McCarty shaft on the southwest to the Pennsylvania shaft on the NE. Existing roads and old reclaimed trenches in the area will facilitate this work. RAB holes should e drilled on 20 foot centers to a standard TD of 78 feet. Samples should be collected on3-foot spacing and analyzed for gold by fire assay with gravimetric finish and for a multi-element suite using ICP methods with 4-acid digestion. The estimated cost of the GIS compilation work, dozer preparation work, completion of at least 135 RAB holes over 2700 feet of drill line (at $35 per foot), analytical costs and all labor costs is approximately $500,000.

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

Private property under lease from Chrestesen amounts to approximately 240 acres, and from H.& D. Davies is approximately 240 acres and includes 12 patented claims.

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

Freegold is unaware of any immediate environmental concerns or potential liabilities associated with the historical mining of the property. Areas of former mining activity have been left undisturbed by Freegold. Any future development and commercial production would fully assess both the potential environmental and liability concerns if required.

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

In 1954 Rare Metals Corporation of America leased the property and to explore through  its subsidiary, El Paso Gas and Oil Company. The mercury mine was shutdown from 1942 until September 20, 1955 when production was resumed with what was reported to be the world’s largest single rotary kiln. In 1957, the mine produced 2,200 flasks of mercury but in 1959 the US government removed the US$225 per 76-pound flask floor price and mercury mines all over the United States began to shut down. The production rate at the Almaden mine slowly decreased and a temporary shut down occurred in December 1961 when the price of mercury dropped to US$183 per flask. Mining resumed in 1965 when the mercury production reached 100 flasks per month and in February 1966 by-product pozzolan, a silica-iron-aluminum compound that occurs naturally at Almaden and which lends several beneficial characteristics to cement during and after it’s cure period. Mercury Mining continued until March 1972. Although reports from 1938 mentioned gold grades of 0.01 to 0.02 ounces per ton, there are no records of gold production from the Almaden mine.

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

During the period 1980 through 1995, a total of 651 rotary holes (127,690 feet, both RC and conventional rotary) and 26 core holes (6,180 feet) were completed on the main Almaden project by Homestake, Freegold, Hycroft, Western States, Ican and Amaz Gold. In addition, Ican completed 7,545 feet of reverse circulation drilling in 39 holes and 1,171 feet of diamond core drilling in 4 holes in the Stinking Water basin area on the north side of the project and an additional 2,54 feet of reverse circulation drilling in 12 holes in the Cove Creek area on the south side of the project..

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

Geological Setting

Regional Geology

The Almaden property is at the edge of the Columbia Plateau. The Columbia Plateau is a a geologic province characterized by a thick succession of extrusive basalts which cover northeast Oregon, southeast Washington, and parts of western Idaho. Most of the rocks at the surface in the region are of the Columbia River Basalt group of Miocene age. The Almaden property is on Nutmeg Mountain, which occupies the axis of a northwest trending anticline which forms an erosional window through the Columbia River Basalts. Nutmeg Mountain owes its topographic prominence to the hydrothermal silicification of Miocene sandstones that stratigraphically underlie the basalt.

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

An east-northeast trending fold set is exposed on Nutmeg Mountain and clearly predates the district-scale northwest-trending Paddock Valley structural zone along which the gold mineralization at Almaden forms These folds are best exposed east of the Main and North zones and are truncated on the west by the major northwest-trending fault zone which forms the east side of the Main mineralized zone. The influence of these pre-mineral folds, if any, is uncertain.

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

Additional evaluations completed in 2005 and early 2006 resulted in the commencement of a 34,000-foot drill program in July 2006.  This program will provide additional data for completion of a new, updated resource estimate on the property by May 2008.  Drilling was focused on increasing the resource at depth, along the eastern and western margins of the deposit and in the south, where the deposit remains open

Initial diamond drill results were reported in early October 2006.  The first hole, C-37, was located to not only provide representative material for metallurgical testing but also to provide a preliminary test of the deeper gold mineralization beneath the 200 foot deep pit contemplated by the 1997 feasibility study.  The hole was drilled to a depth of 540 feet and encountered gold mineralization which averaged 0.021 oz/t (which is equivalent to the current resource grade) over 500 feet.  A 100-foot interval (from 35-135”) graded 0.037 oz/t, and a 130 foot interval graded 0.029 oz/t (from 235-365’).  Holes C-38 and C-39, drilled at the western edge of the known mineralized area, generated lower grade and lower recovery material for the metallurgical test program.  Hole C-40 returned 0.024 oz/t over the first 210 feet and included 155 feet (from 15-170’) grading 0.030 oz/t.  Hole C-41 was drilled in the north-east extension of the Main Zone and averaged 0.014 oz/t to a depth of 175 feet.  Assays returned values the same as or slightly higher than the cut off grade used in the previous 43-101 resource calculation (0.011 oz/t) to a depth of 270 feet. The final metallurgical test hole, C-42, was drilled in the middle of the North Zone, where the 1997 WGM pit was designed to a depth of 140-feet.  Hole C-42 averaged 0.016 oz/t over its entire 225 foot length with the top 150 feet averaging 0.021 oz/t.

To increase knowledge of both the geology and the gold distribution, a series of drill holes (mostly core) were systematically drilled in parallel, east-west, fences across the known mineralized area.  Starting in the Main Zone near the south end of the deposit, 6 core and 2 RC holes were drilled in a fence along grid 37,800N which is 100 feet north of Hole C-37.  These holes were designed to expand mineralization at depth and on both the east and west margins of the deposit, to generate additional geological information, including the definition of a major north-south feeder structure recently mapped through the central portion of the Main Zone and decrease hole spacing to improve resource quality.  Holes in this fence plus other recently drilled fences to the north intersected the main feeder structure over a known minimum strike length of the 2,000 feet, and the structure has been determined to dip 65-degrees to the west.  Assays from the 8 reported holes on line 37,800N indicate that mineralization in the hanging wall of the main feeder structure is significantly higher grade than in the corresponding footwall zone with mineralization encountered near the feeder structure up to 300 feet below previously identified mineralization.

Assay results for holes C47, C46, C45, C43, RC708, C44, C44-A, and RC707 moving from east to west across the southern portion of the Main Zone  are presented in Table 2-2, Figure 2-3. Holes designated with a ‘C’ are core holes. The remaining holes are reverse circulation drill holes.

Figure 2-3: Map showing location of drill holes along 37,800 N and 38,500N

Apart from Hole C44-A, which dips 60 degrees to the east, all of the holes were vertically oriented to test the flat lying mineralization.  Significant assay intervals from these 8 holes include

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

Table 2-4:  Significant gold assay intervals from drill fence on Section 38,500 N

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)	Comments
711	50	140	90	0.015	Hole lost at 170 feet with no samples below 140 feet.
710	30	225	195	0.030	High-grade mineralization continues to the fault at roughly 230 feet.
712	20	150	130	0.039	Hole lost at 150 feet. Last 5 foot intercept assayed 0.05 oz/ton
including	55	150	95	0.049
C-49	30	235	210	0.028	Twin of hole 712 with excellent correlation
including	60	135	75	0.049

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)	Comments
709	95	400	305	0.017	Resource grade material for 200 feet below previous drilling.
including	180	285	105	0.032
C-51	10	450	440	0.016	Nearly resource grade for 250 feet below previous drilling. Crosses main NS fault at roughly 460 feet.
C-50	45	240	200	0.018	Crosses main NS fault at roughly 240 feet.
including	125	185	60	0.034
C-52	70	150	80	0.015	In footwall of NS fault. In-fills and confirms grade.
C-53	30	225	195	0.011	Slightly better than surrounding holes.
C-54	65	115	50	0.008	Essentially limits deposit to the east.

In addition,one vertical hole (C-63, Table 2-5) drilled in the northwest corner of the Main Zone has identified an unexpected fault and breccia zone extending from near surface to 570 feet where the zone is cut off by a fault.   The drill hole identified a new splay structure striking northwest which contains a 540-foot interval grading 0.015, the thickest interval of mineralization seen to date   From 620 to 630 feet a 10-foot thick zone of 0.025 oz/ton mineralization was also found.  The significance of the deeper mineralization in this area is still unknown.  Additional drilling is in progress to identify the strike and dip of this fault which will help identify additional targets that may be tested in the future for deeper bonanza-grade gold mineralization in the feeder zones.

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

Core hole C-66 (azimuth 90o, dip –75o), collared in the southern portion of the deposit, continued to identify deeper mineralization within the hanging wall of the main north-south fault in the Main Zone.  Significant intercepts from this hole include:

Table 2.6 – Significant gold assay intervals from Hole C-66

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)
C-66	75	515	440	0.020
including	125	285	160	0.033
Including	150	205	55	0.051
Including	360	395	35	0.023

Hole 673, a vertical RC hole drilled 400 feet north and 150 feet east of hole C-66 intersected mineralization in the footwall of one of the main fault splays off the N-S fault.  This hole extended mineralization 50 feet deeper than the shallower surrounding holes.  Significant intercepts from this hole include:

Table 2.7 – Significant gold assays from Hole 673

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)
673	5	235	230	0.020

including	5	155	150	0.026
including	55	120	65	0.041

Drilling continued in an effort to better define and/or extend the known eastern and western boundaries of the deposit and to in-fill wider spaced drilling in areas of lower-grade mineralization within the deposit.  These holes have successfully extended the boundaries of the deposit and identified areas containing above cut-off grade mineralization in areas that were previously modeled as waste.

The following table provides significant intercepts from these holes.  Except for hole 669 (azimuth 90o, dip –70o) all other holes in the following table are vertical.

Table 2.8 – Significant gold assays on the eastern and western boundaries of the deposit.

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)	Comments
C-56	0	15	10	0.011	In-fill test of low-grade waste area
C-58	5	145	140	0.017	In-fill comparable to previous drilling in NE Zone
including	5	65	60	0.028
C-59	45	265	220	0.013	Twin of hole 711- identified an additional 40 feet of resource grade material below depth of hole 711
including	135	180	45	0.021
C-60	5	100	95	0.010	Extends the eastern limit of the deposit, and reduces material identified as waste in previous pit designs
C-61	10	160	150	0.011	In-fill of lower grade area between two main fault zones
including	10	50	40	0.022
C-62	175	300	125	0.016	In-fill comparable to previous drilling in the area
Including	175	215	40	0.028
C-64	0	30	30	0.014	Testing the western boundary of the deposit
669	5	25	20	0.043	Testing the western boundary of the deposit
	225	260	35	0.015
671	15	60	45	0.011	Testing the eastern boundary of the deposit
675	40	180	140	0.008	Testing the western boundary of the deposit
677	25	145	120	0.016	In-fill of lower grade area – hole exhibits comparable thickness but higher grades than surrounding holes
	200	240	40	0.010
680	25	180	155	0.011	Testing the eastern boundary of the deposit – mineralization above cut-off should help pull pit floor down on eastern side
683	145	215	70	0.010	Testing the western boundary of the deposit
684	35	260	225	0.012	In-fill in west central part of Main Zone – grade consistent with surround holes - extends depth of mineralization 25 feet
Including	110	145	35	0.018
686	5	160	155	0.012	Testing the eastern boundary of the deposit – grades above cut-off will help lower pit floor
including	25	70	45	0.026
687	65	255	190	0.009	In-fill in lower grade NE zone – grade similar to surrounding holes but hole extends depth by 50 feet
688	65	115	45	0.011	In-fill in NE Zone – same depth as surrounding holes with slightly lower grade
689	70	100	30	0.010	Testing the eastern boundary of the deposit
	120	160	40	0.012

Drilling is continuing to expand both the depth extensions within the central part of the deposit, and the resource grade mineralization in the southern and northwest portions of the Main Zone, as well as further define the limits of gold mineralization on the eastern and western boundaries.

The following table presents the significant drill intercepts from the 10 holes drilled within the central part of the Main Zone. Due to the flat lying nature of the host-rocks and the mineralization, all of these holes were drilled vertically, except for holes 658 and 666 which were both drilled to the east with dips of –75 and -70 degrees respectively and holes C-57 and C-69 which were drilled at a 220 degree azimuth with dips of   -55 and -70 degrees respectively.

Table 2.9 – Holes drilled within Central portion of the Main Zone.

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)	Gold Grade (g/tonne)	Comments
C-67	145	450	305	0.016	0.56	Continues to confirm depth extensions and higher-grade intervals along the main feeder fault at the southern end of the Main Zone
including	145	180	35	0.030	1.02
including	380	420	40	0.030	1.02
C-68	30	470	440	0.022	0.74	Depth extension of resource-grade mineralization 200 feet deeper than the prior shallow drilling in this central part of the Main Zone
including	30	205	175	0.039	1.33
including	50	95	45	0.088	3.02
666	10	170	160	0.024	0.83	Testing the western edge of deeper mineralization with the central part of the Main Zone
including	15	120	105	0.032	1.10
	285	350	65	0.016	0.54
	680	690	10	0.020	0.70	Deepest intersection of resource-grade mineralization within the Main Zone to date
C-86	5	315	310	0.026	0.90	Depth extension and in-fill within the central part of the Main Zone
including	5	195	190	0.034	1.15
including	5	25	20	0.056	1.90
672	30	230	200	0.033	1.14	Higher-grade intervals located within the Main Zone
including	30	145	115	0.050	1.73
658	135	220	85	0.017	0.57
674	15	195	180	0.036	1.22
including	45	150	105	0.049	1.69
C-69	110	425	315	0.023	0.78	Extending thicker, higher-grade intervals of resource grade mineralization further to the NW. Mineralization encountered underneath near surface clay alteration zone above major feeder splay
including	140	305	165	0.030	1.02
C-57	245	305	60	0.024	0.83	High-grade mineralization in new breccia zone underneath clay alteration cap
including	285	305	20	0.045	1.55	Highest grades within the last 20 feet of hole
C-70	125	235	110	0.017	0.60	Further NW extension of mineralization within the Main Zone
including	135	150	15	0.045	1.53

Four additional holes were drilled to further test the limits of mineralization at the sides of the deposit within the Main Zone.  Hole 694 successfully expanded the eastern edge of the deposit, intersecting 310 feet of 0.013 oz/ton (0.46 g/t) from 20 to 330 feet, including a 45-foot section grading 0.031 oz/ton (1.06 g/t) from 20 to 65 feet.  Testing on the western edge of the deposit included:

•

Hole 657:  110 feet of 0.01 oz/ton (0.35 g/t) from 90 to 205 feet, including 10 feet of 0.035 oz/ton (1.21 g/t) from 195 to 205 feet;

•

Hole 676:  40 feet of 0.009 oz/ton (0.31 g/t) from 120 to 160 feet; and

•

Hole 691: 120 feet of 0.008 oz/ton (0.28 g/t) from 115 to 235 feet.

Holes 692 and C-65 were drilled vertically within the northwest extension of the Main Zone and provide true widths of the mineralization that is hosted within the generally flat-lying sediments.  Hole 692 is located 120 feet further NNW of previously released hole C-63, which discovered a new fault at a depth of 570 feet, and which intersected resource-grade gold mineralization extending 540 feet in the hanging wall of this fault.  Hole 692 appears to be located in the same structural hanging wall and the same brecciated and silicified rocks as those intersected in C-63.

Hole C-65, located in the north part of the Main Zone between two of the central feeder structures initially intersected a 45-foot thick section of clay alteration that appears to be a cap above the hydrothermal structures.  Good intervals of resource-grade mineralization were intersected below this cap.

Gold mineralization in Holes 692 and C-65 extend over thicknesses in excess of 250 feet and to depths greater than 300 feet, further extending the size of the deposit which was historically drilled to only 200 feet in this area.  Significant gold assays within these two holes include:

Table 2.10 – Holes drilled in the Northwest extension of the Main Zone.

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)	Gold Grade (g/tonne)
692	65	325	260	0.026	0.88
Including	85	235	150	0.036	1.24
Including	145	185	40	0.049	1.69
C65	45	315	270	0.018	0.63
including	50	185	135	0.030	1.02
Including	55	85	30	0.048	1.64

North Zone

Seven of the ten holes drilled in the North Zone were designed to in-fill and confirm the eastern limits of gold mineralization (holes 655, 670, 685, 690, 700, 701 and 703), while the remaining three were designed to in-fill areas within the zone that were historically drilled with wider spacing (holes 681, 702, and C-77).  The North Zone contains roughly 13% of the total tonnage reported in the most recent 43-101 resource calculation with average grades 7% lower than that of the Main Zone.  In general, all of the shallow in-fill holes conformed to the thicknesses and grades of nearby holes.  Significant gold assays from these holes include:

Table 2.11 – North Zone Drilling

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)	Gold Grade (g/tonne)
655	10	120	110	0.010	0.33
670	10	190	180	0.020	0.69
Including	10	125	115	0.030	1.01
Including	10	50	40	0.036	1.23
681	10	110	100	0.010	0.34
685	5	155	150	0.015	0.52
Including	5	55	50	0.021	0.70
701	30	110	80	0.009	0.30
702	5	210	205	0.016	0.53
Including	20	90	70	0.024	0.80
703	35	140	105	0.010	0.35

The occurrence of molybdenum in both surface and underground samples has been noted since Freegold resumed active exploration work on the Almaden Project in early 2006.  While drill holes in the southern and central portions of the Main Zone had encountered molybdenum in quantities in excess of 0.015% MoS2, these occurrences generally lacked continuity from hole to hole, with higher grades generally occurring in the proximity of feeder structures.  Recent drilling in the North Zone however has encountered molybdenum in quantities as high as 0.32% MoS2 over 5-feet.  Grades in the new holes typically average between 0.03% and 0.05% MoS2 over thicknesses in the 150 to 225 foot range, with the grade of molybdenum declining with gold grades further down the hole.

The significance of this widespread molybdenum encountered both in the North Zone and in recent drilling at the northern end of the Main Zone is uncertain at this time.  The molybdenum appears to have been deposited at the same time as the gold mineralization, and it is likely that the greater complexity of block faulting in the northern portions of the deposit has led to a wider dispersion of the molybdenum in this area.  Significant molybdenum assays within these northern holes include:

Table 2.12 – North Zone Drilling Molybdenum Assays

Hole Number	From (foot)	To (foot)	Thickness (feet)	Mo Grade (% MoS2)
655	10	200	190	0.049%
Including	15	30	15	0.100%
670	5	200	195	0.046%
Including	30	150	120	0.070%
681	10	165	155	0.064%
685	5	185	180	0.060%
Including	30	55	25	0.176%
690	5	150	145	0.030%
701	30	185	155	0.031%
702	5	205	200	0.038%
703	25	195	170	0.039%
C42	30	120	90	0.065%
Including	45	70	25	0.137%
C70	95	155	60	0.050%
C77	0	205	205	0.031%

Stinking Water

Drilling was also completed within the Stinking Water basin area, located 1,700 feet east of the North Zone. This area was previously identified as prospective by a prior operator through scattered, widely-spaced drilling, which returned some of the highest-grade gold assays within the deposit area.  Previous drilling in this basin was done on spacings of up to 500 feet, was never followed up with in-fill drilling, and was never factored in to any previous resource calculations.  Freegold’s first hole (SW C44) into the basin was a core hole drilled to a depth of 197 feet.   Significant assays from this hole include:

Table 2. 13 – Stinking Water Core Hole

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)	Gold Grade (g/tonne)
SW C44	30	197	167	0.026	0.88
including	85	160	75	0.039	1.34

Mineralization in this hole remains open at depth, with the last interval at the bottom of the hole grading 0.025 oz/ton (0.88 g/t).   While none of the previous operators assayed for any elements other than gold and silver, it is encouraging to note the surface molybdenum values in this 1,700 foot step-out hole from the North Zone. One interval graded 0.023% MoS2 over a 119 foot interval (from 35 to 154 feet), including a higher-grade section which graded 0.046% MoS2 over a 50 foot interval (from 35 to 85 feet).

Five additional shallow RC holes step-out holes (SW 45 to SW 48, and SW 50) were also drilled.  As the water table in this basin occurs 20 feet below surface, high water inflows into these holes through the porous surrounding rock sample collection was difficult as the cuttings were washed out of the sample collection containers before they could settle.  The porous rocks also caused compressed air to be diverted away from the collection zone at the bit face, washing cuttings into the surrounding rocks and causing surface mud boils around the drill.  As a result of these quality control issues, the results from the five holes cannot be relied upon, and further testing of the extents of gold mineralization in this area must await the return of a core rig in the future.

Mineralization

Unless otherwise cited, the following discussion of the mineralization present at Almaden has been derived from WGM (1997).

Gold mineralization at Almaden occurs in two well defined zones, referred to as the Main and North zones. The majority of the mineralization is in the Main zone. Gold mineralization takes the form of a tabular mineralized zone underlain by steeply dipping feeder veins. Mineralization is capped by a silica sinter composed of opalite that appears to pre-date the gold mineralization and apparently acted as an impermeable capping unit during hydrothermal alteration and mineralization. This is a common feature in hot springs systems (Bonham, 1988). While limited information is available regarding depth extent of gold-silver mineralization in the Main zone, a set of N60°W trending, steeply dipping veins are exposed at the North zone on the ridge face west of the old mercury open pit. These veins may represent feeder structures for North zone mineralization.

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

Drilling

For discussion on the current drilling program (2007), see the Exploration Section of this 20F.

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

A Qualified Person as defined by National Instrument 43-101 supervised sampling of the drill core and RC samples during the current 2006/2007 programs.  The sampling method and approach are described as follows:

During the drilling program, geological personnel visit the core drill at regular intervals, observing and overseeing the performance of the drill crews in the drilling, recovery, handling, boxing and labeling of the drill core.  Boxed drill core is delivered to the Freegold’s secure storage facility in Weiser, Idaho at the end of each working shift or when a drill hole is completed.  The drill core is then laid out in sequence inside Freegold’s storage and logging facility.  Drill core is photographed and visually logged before sampling.  Descriptions of lithology, alteration, mineralization, veining structure and beddings and any other pertinent data are entered on drill log forms, using coded entries as appropriate.  Graphic drawings of the core are included on the drill log.  The sample intervals are marked on the core and recorded in the drill logs with a unique number.  Samples are cut in sequence using a Target Model 2051 core saw. Core is split by a trained sample splitter in accordance instructions from the core logging geologist and is supervised by a Qualified Person as defined b y National Instrument 43-101.  Samples are placed in uniquely labeled heavy poly sample bags.  Sample blanks, standards and duplicates are inserted into the sample strings at this stage and represent, at a minimum, 10% of the sample string.  The samples are then placed in labeled rice bags for shipment to ALS Chemex in Winnemucca, NV. The samples are stored in the secure Freegold storage facility until picked up by ALS Chemex for transport to Winnemucca.  Sample preparation is conducted at the Winnemucca laboratory and one split of the pulp are shipped to Reno for gold analysis by fire assay and cyanide solubility.  The second pulp split is sent to ALS Chemex’sVancouver laboratory for multi-element analysis by ICP.

A geologist is present at all times during RC drilling to supervise the drillers in their collection of the RC samples, to insure that sample bags are properly numbered, to log samples and to insure that all drilling and sample collection is completed in accordance with industry standards.  RC samples are visually logged, noting lithology, alteration, color and such other characteristics as may be visible.  Drill conditions are also recorded in the RC drill log.  Sample intervals (5 feet) and the corresponding unique sample number are also recorded.  Unique sample numbers for duplicates, blanks and standards are also recorded.  RC samples are transported to Freegold’s secure storage facility where duplicates, blanks and standards are inserted in the sample string and then the samples are stored until picked up by ALS Chemex for transportation to it’s Winnemucca laboratory.  Handling and analysis by ALS Chemex is similar to that for the drill core described above.

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

During the 2006/2007 drill program, all samples were delivered daily by the drill contractor to Freegold’s secure storage and logging facility in Weiser Idaho. Samples were sawed and split in accordance with the procedures outlined in Sampling and Analysis.  Samples werethen picked up by ALS Chemex’s Winnemucca laboratory and transported in bins to Winnemucca for preparation.  Access to the samples are restricted to Freegold’s personnel employed on the project.

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

Based on a cutoff grade of 0.011 opt gold the Almaden deposit contains indicated mineral resources of 22,526,000 tons grading 0.021 opt gold in the Main zone and 2,252,000 tons grading 0.019 opt gold in the North zone (Tables 2-13 and 2-14). Using the same cutoff grade, the Almaden deposit also contains inferred mineral resources of 16,337,000 tons grading 0.018 opt gold in the Main zone and 3,652,000 tons grading 0.018 opt gold in the North zone (Tables 2-14 and 2-15). Total indicated resources for the deposit equal 24,778,000 tons grading 0.021 opt gold. Total inferred resources for the deposit equal 19,989,000 tons grading 0.018 opt gold.

Table 2-14 Indicated mineral resources for the Almaden deposit, 0.011 opt cutoff

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

Table 2-15: Inferred mineral resources for the Almaden deposit, 0.011 opt cutoff

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

Material Affect of Technical Factors: Numerous geoscientific factors have the potential of affecting the economic viability of a given gold deposit such as Almaden. These factors include, but are not limited to reserve drill hole density, blasting characteristics, pit wall stability, stripping ratio, mining dilution rates, electrical consumption related to work index, gold metallurgy and recovery rates, reagent consumption and deposit hydrology. Reliable sensitivity data for such geoscientific factors have not been generated for the Almaden deposit and therefore cannot be discussed here. Table 2-16 shows the effect of changing cutoff grades on total tons and average grade of several cut offs.

Table 2-16: Sensitivity of grade and tonnage to cut-off grades, Almaden Deposit.

Cutoff Grade (opt gold)	Main, North & NW Zones, Indicated Mineral Resources
	Tons, 1000’s	Grade (opt gold)
0.006	42.9	0.015
0.008	34.6	0.017
0.011	24.8	0.021
0.012	22.2	0.022

As a further check on the reliability of the block model grade estimates completed for this resource estimate, 10 assay intervals from Freegold’s large diameter core holes C27 through C36 were compared against the block models calculated by Surpac Vision software used in the resource estimate (Table 2-17).  The three assay splits from each core hole interval were averaged and then compared to the block model assay for the same footage intervals.  Block model assays ranged from 4.8% more than the corresponding core interval grade to 43.22% less than the corresponding core interval grade. Block model assay grades averaged about 10% lower than the corresponding interval from the large diameter core samples. If this comparison holds for the remainder of the Almaden resource base it suggests that the current resource estimates for Almaden are conservative.

Table 2-17: Comparison of grades from block model and large diameter core intervals

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

Deep, high-grade “feeder zone” gold – silver mineralization is the other area where significant resource potential exists at Almaden. Following discovery of the Midas gold deposit in 1994, it became apparent that old mercury and/or mercury – gold occurrences in the Northern Nevada Rift have significant but virtually unexplored potential for high grade gold – silver mineralization below the exposed mercury rich hot springs occurrences. Since then, deposit such as Mule Canyon, Buckhorn and Hollister, each thought to be Carlin-type derivatives in the 1980’s, were recognized as hot springs gold – silver – mercury occurrences representing the upper extremes of a typical hot springs hydrothermal system (John and Wallace, 2000; John and others, 2000). Comparison of the Northern Nevada Rift with the volcanic rift of southwestern Idaho where the Almaden deposit is located suggests the two share numerous similarities, including the mid-Miocene age of the host rocks, the strong north-northwest controls on mineralization, the associated mercury and anomalous As and Sb, the depleted base metal contents, the hot springs alteration and the strata-controlled nature of alteration and mineralization in basinal sediments. Given these similarities, a compelling case can be made that high level silica encapsulated gold-silver mineralization at Almaden may be the upper part of a deep-seated hot springs system with potential for bonanza grade quartz vein-hosted gold-silver mineralization similar to that being mined at the Ken Snyder mine.

Current exploration plans include the following:

1.

Following the receipt of final assay results for the current program, the data will be compiled and forwarded to Mine Development Associates of Reno, Nevada who will complete and updated the 43-101 resource estimate.

2.

Further drilling to test open strike lengths, to continue to test for the extent of molybdenum mineralization and for in-fill purposes will be determined following the completion of the new resource calculation expected in May 2008.

3.

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

3.

Rob Property – Alaska, USA

Property Description and Location

In August 2002 Freegold acquired an option to purchase a 100% interest in the Rob project subject to cash and stock payments and Net Smelter Returns royalties held by the property owner (Ronald Bailey) and vendor (Anglo Alaska Gold Corp.). Cash payments total US$15,500 over 7 years to the vendor, $93,500 over 7 years to the property owner, and share payments to the vendor of 500,000 shares on regulatory approval, 500,000 shares on or before July 1st, 2003 and 500,000 shares once Freegold has expended in excess of US$1,000,000 on property exploration. In addition the property is subject to annual advance royalty payments of US $30,000 commencing December 1st, 2008 if the London Gold Price for the preceding year averages less than US $350/oz, US $40,000 if the London Gold Price for the preceding year averages less than US $400/oz but greater than US $350 and US $50,000 if the London Gold Price for the preceding year averages more than US $400/oz. Freegold may purchase 100% of the Property for US $1.5 million. The Property is subject to a 1% net smelter return (NSR) royalty if gold is less than US $300 per oz, 1.5% NSR if gold prices between $301 and $350/oz and 2% for gold prices greater than US $350. Freegold has the right to purchase the NSR for US $500,000 for each percentage point. In addition, Anglo Alaska retains a 1% NSR. Freegold may also purchase the above NSR for US $1 million.

Shortly after the vendor acquired the Property from the owner (Ronald O. Bailey) the owner passed away intestate. Proceedings to close the estate and establish the rights of the new underlying owner remain in progress. Execution of a revised lease is anticipated during 2008 and is not expected to alter the existing performance terms of the original agreement on the property.

Property Overview

The following italicized text was excerpted from a 43-101 Report prepared by Avalon Development Corporation entitled “Executive Summary Report for the Rob Project, Fairbanks Mining District, Alaska, dated March 29th, 2008” and filed in conjunction with this Form 20F on SEDAR. All references noted within the text can be found in the references section of this referenced report.

The Rob prospect is located in east-central Alaska approximately 110 miles southeast of Fairbanks and 50 air miles northeast of Delta Junction (Figure 3.1). The Rob project consists of 106 state of Alaska mining claims covering 4,240 acres in the Big Delta quadrangle in Townships 6 and 7 South, Ranges 17 and 18 East, Fairbanks Meridian . The claims are registered as Rob 1 through Rob 106 with Alaska Division of Mining, Land and Water Management as ADL#s 540699 through 540714, 544324 through 544339 and 545266 through 545339.  Mineral rights in this part of Alaska are administered by the State of Alaska.  Annual rents are $130 per claim for State claims ($13,780 total) and rental payments are due on September 1 of each calendar year and payable before November 30 of each year.  Annual work commitment on the properties in the amount of $2.50 per acre per year is required with amounts in excess of these levels bankable up to four years into the future.  All claims currently are in good standing. The claims of the Rob project have not been surveyed by a registered land or mineral surveyor and there is no State or federal law or regulation requiring such surveying.  A three-year exploration permits for the project was approved by the Alaska Department of Natural Resources in 2007 and currently is in good standing through 2009. Depending on the level of exploration work proposed, additional permits may be required from the Department of Natural Resources and will be applied for on an as-needed basis.

The Company is unaware of any environmental liabilities associated with the Property.

Figure 3.1 – Location Map of Rob and Golden Summit Properties, Alaska

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Rob project is accessible via helicopter and dozer trails which access several areas of the property from the Tibbs Creek drainage on the west and the Summit Creek drainage on the east. An unimproved airstrip in the Tibbs Creek drainage offers limited access to the western side of the claim block with small aircraft (Cessna 207 or smaller) after seasonal snow and ice cover melt (middle to late June in most years). In 2007 Freegold identified a ridge on the claim block that offers the possibility of constructing a 2,000 foot long all-season airstrip. The Alaska Department of Natural Resources reviewed this possibility favorably should Freegold wish to pursue this option in future. The nearest road access to the project is the terminus of the Pogo gold mine access road, approximately 22 air miles northwest of the Rob project. Elevations on the property range from 4,000 feet in valleys to the east and west of the project to 5,080 feet on Black Mt. on the east central side of the project. Topography is relatively rugged with vegetation-free peaks and ridges in the central portion of the property and boreal forest cover at lover elevations.  Sub-arctic climate prevails in this part of Alaska and allow a snow-free working season in most years from May through September.

The city of Fairbanks (population 40,000) is located 110 miles to the northwest of the Rob project and is the regional commercial hub for this part of Alaska.  The city hosts an international airport, commercial rail service, commercial fixed wing and helicopter services and most of the support industry required for mineral exploration.  Teck Cominco and partner Sumitomo Metal Mining currently operate a year-around underground mine at the 5.6 million ounce Pogo deposit located 22 miles northwest of the Rob project area. The mine is accessed by a 55 mile long all-season road that originates on the Richardson Highway at the junction of Shaw Creek and the Tanana River. Mine power is supplied by a high-voltage line that connects the mine to the existing grid owned by Golden Valley Electric Association of Fairbanks. The access road is jointly administered by the Alaska Department of Natural Resources (DNR) and Teck Pogo (the operating entity at the Pogo mine) and is available for use on a permit and fee  basis.

History and Previous Work

The Goodpaster region was first explored for placer gold in 1915. In the early 1930’s, gold-bearing quartz veins were discovered in the upper Tibbs Creek area. By the winter of 1936, the first underground workings were being installed. The original base camp was on Summit Creek. A 450 foot tunnel was driven following a small vein, termed the Blue Lead Extension. In the summer of 1936, five men drove a 300-foot tunnel at the outcrop of the Blue Lead vein (Reed, 1937). During the winter of 1937, a 300-foot tunnel was driven at the

Grizzly Bear mine and a 50-ton mill was constructed. In the summer of 1938 the mill was moved to the Blue Lead mine and operated for a year and a half until the fall of 1939 . During 1938-39 approximately 150 tons or ore from the Blue Lead mine yielded a recovery of 132 ounces of gold and 25 ounces of silver (recovered grade equivalent to 0.88 opt Au and 0.167 opt Ag)  Between 1939 and 1942 approximately 350 tons of ore of unknown tenor were processed from the Grizzly Bear mine. Other than these small production lots, there has been no commercial production from the property.  The Grizzly Bear Mine, Blue Lead Mine, and Gray Lead Mine are within the Rob property.

Regional scale geological mapping was completed in the area by the U.S. Geological Survey in the mid-1970’s Stream sediment samples were collected in the region as part of the National Uranium Resource Evaluation (NURE) program in the late 1970’s. Stream sediment and pan concentrate samples were collected in the region and high altitude airborne magnetic surveys were conducted over the Rob prospect area by the U.S. Geological Survey as part of the Alaska Mineral Resource Appraisal Program.

The Stone Boy JV (Sumitomo Metal Mining and WGM) optioned the Rob property in 1995 and between then and 1999 completed over $1.3 million in exploration on the property including extensive airborne and ground geophysics, soil and rock geochemical sampling, geologic mapping, trenching and limited diamond drilling.  During that period exploration efforts generated 2,059 soil samples, 340 rock samples, 7 stream silt samples and 2,060 core samples from 16,215.5 feet of diamond drilling .  Approximately 38,400 line-feet of CSAMT geophysics also were completed on the property.  The property option was terminated in mid-2000 and 100% interest in the claims was returned to the owner.

No exploration was conducted on the property in 2000 or 2001.  Limited due diligence geochemical rock sampling and orientation soil auger sampling was conducted on the property by Avalon Development for Freegold in 2002 and 2003.

In 2006, a limited geochemical sampling program was conducted over the Lower Trench, Michigan and Blue Lead prospects.  Two man-days were spent collecting 76 whole core (NQ size) samples of unsplit core from hole BM97-02 at the Lower Trench prospect. In addition, 3 additional grab samples were collected at the Michigan prospect and 6 additional grab samples were collected at the Blue lead prospect. Total project expenditures were approximately $29,000.

In 2007 a diamond core drilling program was completed by Avalon Development on behalf of Freegold. The program consisted of 17 drill holes totaling 3,514 feet.  Drilling was conducted on the O’Reely and Gray Lead prospects. A total of 587 drill core samples and 14 grab rock samples were submitted for geochemical analysis. Total project expenditures were $596,189.

Geological Setting

Regional Geology

The Rob property sits within what is know as Yukon-Tanana Terrane. This terrane refers to the east central portion of Alaska that lies between the Yukon River (to the north) and the Alaska Range in the south.  It is banded by major faults at this northern and southern extent, the Tintina in the north and the Denali in the south. These parallel strike slip faults are speculated to have up to 400 km of offset.   Conjugate to these large scale structures there are numerous north-east trending faults, such as the Shaw creek faul, Mt. Harper lineament and Black Mountain tectonic terrane which dissect the Yukon Tanana Terrane.  Also present are large scale northwest trending faults which include the Pogo trend, Central Fault and Richardson lineament.

Property Geology

The Rob property is situated on the eastern end of a +30 kilometer long gneiss dome that forms the core of the Goodpaster District. The central portion of the dome is occupied to a large extent by feldspar augen gneiss. The Rob property is cut by a series of early N50E trending high angle structures that are part of the wider Black Mountain tectonic zone (Double Bear, Gray Lead and Black Mt. faults) which appear to be cut by younger west-northwest trending high angle structures (Wolverine and Antimony Creek faults.  Most of the previously discovered precious metal veins on the property trend parallel to the N50E trending structures in areas where Cretaceous granitic bodies are present.

The historic lode gold prospects on the Rob prospect are gold-bearing quartz veins in shear zones. Veins average from 2 to 3 feet in width but reach up to 8 feet wide. Quartz veins contain gold and a variable assemblage of sulfides including arsenopyrite, covellite, digenite, stibnite, jamesonite, molybdenite and pyrite (Rombach, 1999; Bailey, 2001). Gold content typically decreases as sulfide content increases except in the Gray Lead and Hilltop prospects where arsenopyrite and bismuthinite contents are positively correlated with gold content. When gold is present, it is usually extremely fine grained. However, several veins such as those at the Blue Lead mine, Grizzly Bear mine and Michigan prospect contain relatively coarse gold hat is easily visible to the naked eye.

Mineralization

Using the above exploration model, seven different potentially economic gold deposit types have been identified in Interior Alaska, three of which are known to exist on the Rob project. They are:

 a)  Stockwork-shear style mineralization hosted in porphyritic intermediate to felsic intrusives.  Mineralization contains Au with anomalous Bi, Te, W and trace Mo. There is a strong genetic relationship between host intrusion and gold mineralization.  The Michigan, Lower Trench and Upper Trench prospects on the Rob property may represent this style of mineralization.

b)Gneiss or high-grade schist-hosted quartz veins proximal to causative intrusives.  Metals associated include Au, Bi, and As and possibly Cu and W.  The Pogo deposit (5.6 Moz) is the best example of such mineralization. Mineralization is genetically related to plutonic activity but is not hosted in intrusive rocks.  The Gray Lead and Hilltop prospects on the Rob property are examples of this style of mineralization.

c) Au ± base metal, ± Ag ± W ± Bi intrusion hosted mineralization with a possible genetic relationship between precious metal mineralization and intrusion. The Blue Lead and Grizzly Bear prospects on the Rob property are examples of this style of mineralization.

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

Exploration

Limited rock sampling conducted during the AMRAP program revealed strongly anomalous Au (to 4 ppm), As (to +100,000 ppm), Bi (to 150 ppm), and antimony (to 500 ppm) from grab samples collected on what is now the Rob property. Despite the strong gold in rock values detected during the AMRAP program, none of the stream sediment or pan concentrate samples collected from creeks draining the Rob property returned anomalous Au.  Anomalous As in stream sediment samples (to 500 ppm) and pan concentrate samples (to 1,000 ppm) was detected from a number of creeks draining the property. Anomalous Bi (10 ppm) also was detected from the only stream sediment sample collected on Johnson Creek during the AMRAP program.

Geochemical samples collected by the Stone Boy JV between 1995 and 1999 indicate four areas of the property contain discrete exploration targets which warrant additional exploration: the Gray Lead, Blue Lead, Michigan and Wolverine areas.  A summary of significant geochemical results is presented in Table 3.1. Results include grab samples up to 4.93 ounces per ton gold and drill intercepts up to 13.5 feet grading 0.92 ounces per ton gold from the Gray Lead prospect, grab samples up to 28.9 ounces per ton gold from the Michigan prospect, grab samples up to 25.24 ounces per ton gold and drill intercepts up to 77.4 feet grading 0.04 ounces per ton gold from the Blue Lead prospect and grab samples up to 2.04 ounces per ton gold from the Upper Trench area of the Wolverine prospect.

Although some drilling has been completed, several large +50 and +200 ppb gold soil anomalies remain untested by drilling.  The most significant of these include the Michigan lode and Galosh prospect in the Michigan area, the Augen and Hilltop prospects in the Gray Lead area, the Blue Lead South, and Tenor prospects in the Blue Lead area and the Wolverine south prospect in the Wolverine area.

TABLE 3.1: Rob Prospect geochemical summary, 1995 to 1999.  Data from Stoneboy JV.

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
No significant results.

During the summer of 2002, reconnaissance exploration work was conducted on behalf of Freegold by Avalon Development to verify some of the past exploration results reported from the property.  A total of 113 rock samples and 12 soil auger samples were collected during this reconnaissance work. Significant results from the sampling are shown in Table 3.2.

TABLE 3.2: Significant analytical results from the Rob property, 2002.  Data from Avalon Development,

Prospect	Type	Au gm/tonne	Au oz/ton	Ag ppm	As ppm	Bi ppm	Pb ppm	Sb ppm	Te ppm	W ppm
Gray Lead	Vein	72.17	2.105	4.26	10000	756.00	8.0	120.85	86.10	14.9
Gray Lead	Vein	17.11	0.499	9.34	10000	386.00	354.0	377.50	28.00	97.2
Gray Lead	Vein	28.77	0.839	4.66	8450	337.00	86.5	112.95	32.30	71.9
Gray Lead	Vein	9.37	0.273	43.50	10000	1610.00	257.0	737.40	180.50	61.6
Gray Lead	Vein	7.42	0.216	7.66	4630	6.68	415.0	1000.00	0.40	0.2
Gray Lead	Vein	30.45	0.888	2.84	7420	324.00	72.0	1000.00	13.70	0.3
Hilltop	Vein	8.72	0.254	5.52	5350	348.00	24.0	81.75	17.55	495.0
Michigan	Vein	24.27	0.708	9.50	1585	0.14	3.5	276.60	-0.05	0.1
Michigan	Granite	698.89	20.385	0.14	687	0.18	13.0	26.75	-0.05	1.0
Michigan	Granite	29.83	0.870	1.30	10000	0.26	3.5	614.10	0.30	0.5
Michigan	Vein	175.06	5.106	6.44	3940	0.08	8.0	776.10	0.20	0.1
Michigan	Granite	120.55	3.516	8.52	2890	0.83	40.0	96.55	-0.05	0.1
O’Reely	Vein	8.04	0.235	53.70	1065	39.70	4210.0	1000.00	0.25	-0.1
O’Reely	Vein	8.38	0.244	16.10	1985	15.35	1800.0	761.00	-0.05	-0.1
Upper Trench	Granite	8.79	0.256	0.86	2950	0.59	11.0	73.65	-0.05	0.2
Lower Trench	Granite	15.43	0.450	9.94	3570	1.27	34.5	200.20	0.05	0.1
Lower Trench	Granite	14.37	0.419	11.20	3150	1.31	33.5	117.65	0.05	0.3
Lower Trench	Vein	22.29	0.650	2.30	1495	0.67	3.5	76.45	-0.05	0.3
Lower Trench	Granite	4.11	0.120	15.75	10000	11.25	1925.0	1000.00	1.00	0.1

Comparison of results from 1995 to 1999 exploration programs and limited sampling conducted in 2002 indicates that past rock sample exploration data accurately portrays the mineralization present on the Rob property.  Of particular significance is the polyphase hydrothermal breccia veins sampled on the O’Reely prospect where grab samples returned values up to 8.38 gpt gold and 39 ppm bismuth.  Quartz veins cropping out in the O’Reely area range up to 4 feet in width and are the likely source of high grade gold (3.174 opt) in float samples immediately down slope of the vein outcrops. Preliminary sampling in 2002 also included arsenopyrite-bearing sericite altered granite in unsplit drill core from hole BM97-02 on the Lower Trench prospect. This sample returned 4.11 gpt gold and suggests significant potential may exist for bulk tonnage mineralization in granitic host rocks in this area.

In a small area tested in 2002, check sampling of previously collected soil samples did not return comparable results from those collected in the 1995-199 period.  Top of bedrock soil auger sampling completed at several sites previously sampled by shovel sampling at the Michigan prospect indicate that past soil data may contain a significant proportion of false-negative values.  A total of 12 previously sampled soil sites were twinned in 2002 using hand-held power auger methods. With the exception of two samples, all of the auger soil samples were higher than the shovel samples taken at the same site.  Perhaps most important, three of the power auger soil samples returned dramatically higher gold values than their shovel sample counterparts These results suggest that other shovel soil samples which returned gold values at or below detection limit from the 1995-1999 grid could be significantly higher.  Comparison of pathfinder elements from both soil sampling programs indicates results similar to those for gold.

In 2003, a series of rock grab samples collected during the 2002 field season were resubmitted to ALS Chemex for metallic sieve analyses and for hot-cyanide leach assays to help quantify the expected nugget effect in some parts of the Rob property and the amenability of Rob mineralization to cyanide extraction. No other field work was conducted on the Rob property in 2003.

No other field work was conducted on the Rob property in 2004 or 2005. In 2006, a limited geochemical sampling program was conducted over the Lower Trench, Michigan and Blue Lead prospects.  Two man-days were spent collecting 76 whole core (NQ size) samples of unsplit core from hole BM97-02 at the Lower Trench prospect. Sample footage intervals were derived from the core blocks in the boxes. Limited field notes were taken on the samples, primarily marking areas with strong sericitic alteration, quartz veining or sulfide mineralization. All boxes of salvageable core were photographed prior to sampling.

Also during 2006, 3 additional grab samples were collected at the Michigan prospect and 6 additional grab samples were collected at the Blue lead prospect (Table 5). These samples consisted of quartz stockwork veins hosted in granitic rocks in trenches and pits at Michigan and Blue Lead. Arsenopyrite, pyrite and lesser stibnite were present in all samples. Total sulfides varied from <3% by volume in veins at the Michigan prospect to >10% by volume in veins on the Blue Lead prospect.

Grab samples from the Michigan prospect trenches returned gold values ranging from <50 ppb to 11.50 gpt. Gold was accompanied by elevated arsenic and antimony. Silver, bismuth, molybdenum and lead values were generally low. Host intrusive rocks were pervasively sericite altered and cut by clear to milky white quartz veins and veinlets ranging from <.5 cm to 1 meter thick.

Grab samples from the Blue Lead prospect trenches returned gold values ranging from 0.16 to 46.70 gpt. Gold was accompanied by elevated silver, arsenic, lead and antimony. Bismuth and molybdenum values were generally low. Quartz stockwork veins in grab samples at the Blue Lead prospect consisted of arsenopyrite and pyrite-bearing white to grey quartz. Rare acicular jamesonite masses occur in some vein fragments. At least 4 cross-cutting ages of stockwork veining were observed in samples collected at the Blue Lead. Some veins in the trenches on the Blue Lead also contained "brain rock" textures, a common feature along the south margin of the Fort Knox intrusive in the Fairbanks District. The term brain rock refers to quartz veins with 5-25% highly altered, subangular granite fragments floating in the quartz matrix. The resulting texture resembles the textures of a human brain. While not always mineralized, brain rock only seems to occur in fluid-rich systems in close proximity to gold mineralization at Fort Knox. The last two grab samples from a trench along the eastern-most extension of the Blue Lead vein (correlation with this vein is uncertain) contain abundant stibnite and arsenopyrite in quartz veins and flood silicified intrusive. Unlike monominerallic stibnite veins in other Interior Alaska districts, the stibnite masses at Rob appear to be breccias with multiple sizes of stibnite crystals ranging from 1 to 3 cm in width. These quartz and stibnite in this trench is associated with slickensides suggestive of post-mineral shearing.

Table 3.3: Significant gold values from 2006 rock sampling at the Michigan and Blue Lead prospects. All data from ALS Chemex Labs.

Sample #	Prospect	Au_ppm	Ag_ppm	As_ppm	Bi_ppm	Mo_ppm	Pb_ppm	Sb_ppm
331582	Michigan	2.92	0.5	7630	-2	26	2	233
331583	Michigan	6.35	1.5	3120	-2	19	8	212
331584	Michigan	11.50	0.8	8490	2	28	2	181
331585	Michigan	-0.05	-0.5	121	3	27	21	30
331586	Blue Lead	0.16	-0.5	616	-2	21	9	22
331587	Blue Lead	23.50	12.3	4910	3	27	837	754
331588	Blue Lead	46.70	51.4	5410	-2	25	398	367
331589	Blue Lead	1.13	12	7970	44	26	4220	3880
331590	Blue Lead	19.60	10.7	5530	5	23	574	10000

Drilling

Although some drilling has been completed, several large +50 and +200 ppb gold soil anomalies remain untested by drilling. For assays for  drilling completed prior to 2007 see Exploration.

Diamond core drilling was conducted at the Rob prospect during 1997, 1998 and 1999 by the Stone Boy joint venture (Bailey, 2001).  A total of 16,215.5 feet of diamond core drilling was completed in 26 holes on the property.  Drilling was concentrated in the Gray Lead and Blue lead areas however limited drilling was completed at Grizzly Bear, Wolverine, Upper Trench and Lower Trench prospects.  The drilling was conducted by Nana/Dynatec using two LF-70 fly-capable core drills. Other technical details of these programs are not currently available to the authors.

Diamond core drilling was conducted by Freegold at the Rob prospect in 2007. A total of 3,514 feet of drilling was completed in 17 holes at the O’Reely and Gray Lead prospects. The drilling was conducted by Colorado-based CNC Drilling using a fly-capable Atlas Copco CS1000 core drill that produced NQ-2 core (1.995 inches). All drill holes were surveyed at the termination depth and near the surface. Analysis of the survey data suggests no significant or unexpected down-hole deviations in the 2007 drill holes. All drill holes were plugged from termination depth to surface using commercial hole plugging products. Drill sites were marked with pickets and GPS points of each drill site were obtained prior to termination of the 2007 seasonal work.

A total of 9 holes (numbers 1-5, and 9 -11, totaling 1,985 feet  were drilled at the O’Reely vein, located approximately 6,000 feet east of the Gray Lead vein.  Previous sampling in the O’Reely by Freegold in 2002 returned values up to 8.38 gpt gold and 39 ppm bismuth.  Quartz veins cropping out in the O’Reely area range up to 4 feet in width and are the likely source of high grade gold (3.174 opt) in float samples immediately down slope of the vein outcrops.

Drill holes completed at O’Reely in 2007 were directed eastward at angles from 45 to 75 degrees. These holes were designed to test the west dipping vein from five separate drill pads located approximately 100 to 150 feet apart. Although all 9 of the holes intersected the quartz vein over intercept widths of 5 to 20 feet, gold values in these veins generally were low. Selected vein intervals were sent for rush assay and following their return, drilling was terminated and core logging and sampling was postponed.  Of the 128 assay intervals that were collected, 31 widely scattered assays were returned grading higher than 0.2 gpt gold, with the highest intervals being 2.07 gpt over 3 feet in hole 5, 1.28 gpt gold over 5 feet in hole 3 and 1.23 gpt gold over 6.9 feet in hole 8 (Table 3.4).  Throughout the drilling, the vein was seen to exhibit a consistent steep west dip with no indication of structural offset along the drilled strike length.

Table 3.4: Significant gravimetric fire assay values from the Rob project 2007 drill holes. All data from Alaska Assay.

Prospect	Drill Hole	From (ft)	To (ft)	Int. (f)t	Wt Avg Au (ppm)	Wt Avg Au opt)
Gray Lead	ROB07006	154.5	171	16.5	6.64	0.194
including	ROB07006	154.5	161	6.5	11.46	0.334
and	ROB07006	154.5	157	2.5	17.78	0.518
Gray Lead	ROB07006	234.5	238.5	4	2.45	0.071
Gray Lead	ROB07007	221	238	17	0.59	0.017
Gray Lead	ROB07012	43.5	58	14.5	10.52	0.307
including	ROB07012	49.6	52	2.4	28.95	0.844
and	ROB07012	49.6	53	3.4	17.77	0.518
Gray Lead	ROB07013	46	63.5	17.5	15.76	0.460
including	ROB07013	52	57	5	50.79	1.481
and	ROB07013	52	53.5	1.5	35.48	1.035
and	ROB07013	53.5	54.5	1	127.63	3.722
Gray Lead	ROB07013	64.5	65.5	1	7.21	0.210
Gray Lead	ROB07014	57.8	76.5	18.7	19.14	0.558
including	ROB07014	60	63.6	3.6	82.50	2.406
And	ROB07014	72	73	1	23.55	0.687
Gray Lead	ROB07015	78	106	28	1.77	0.052
including	ROB07015	102	106	4	5.13	0.149
Gray Lead	ROB07016	43	57	14	6.13	0.179
Gray Lead	ROB07017	179	185.5	6.5	16.42	0.479
including	ROB07017	183	184	1	37.80	1.103
O' Reely	ROB07003	106.5	111.5	5	1.28	0.037
O' Reely	ROB07005	126	129	3	2.07	0.060
O' Reely	ROB07008	104.1	111	6.9	1.23	0.036

A total of 8 holes (numbers 6, 7, and 12-17, totaling 1,529 feet) were drilled at the Gray Lead vein from two separate drill pads located approximately 125 meters apart. Gold mineralization at Gray Lead is associated with a distinctive geochemical trace elements suite (gold, bismuth, arsenic) similar to the gold mineralization currently being mined 20 miles to the west at the 350,000 to 450,000 oz/year Pogo mine.  Gold at Pogo is found within stacked, flat-lying quartz veins (averaging approximately 17 gpt gold) that are hosted within the same gneissic dome that has been mapped at Rob.  Drill holes completed in 2007 were targeted at two areas previously drilled by Sumitomo-WGM.  Freegold drilled holes ROB07006 and 007 in the vicinity of the Sumitomo-WGM holes BM-10 and -11.  This target site was chosen because hole BM-10 intercepted up to 13.5 feet grading 0.92 ounces per ton gold while BM-11, collared from the same site and targeted farther down dip, did not intercept significant gold mineralization.  Holes ROB07-012 through 017 were targeted below Sumitomo-WGM hole BM-14 approximately 125 meters northeast of holes ROB07-006 and 7. Hole BM-14 did not intersect the Grey Lead vein despite being targeted below surface vein outcrops.

All of the 2007 drill holes completed at Grey Lead intersected 50-60 degree west dipping, north-south striking whitish, comby, sugary textured quartz vein or vein zone, containing fine-grained bismuthinite and arsenopyrite with lesser pyrite. Quartz veins and Au-Bi-As mineralization were hosted in and immediately adjacent to a brittle fault zone cutting biotite augen paragneiss host rock. Evidence was noted of multiple ages of movement and mineralization on the host structure, including post-mineral offset. The true width of the veins is variable but averages in excess of 10 feet. The quartz veining seems to be multi-generational with an overall anomalous metals signature consisting of Au+Ag+Bi+As+Sb+Pb+Zn, and have at least four distinguishable phases of mineralization, the first three of which likely represent more of a continuous and evolving system than distinct phases separated by extensive periods of time. The earliest mineralized veining, consisting of (Qtz + Au + Bi), was followed by (Qtz? + Ag +Pb + Sb), and these were overprinted by (Qtz + As ± Zn). The latest veining consists of mostly thin veinlets of whitish and opaque to glassy euhedral quartz + pyrite + calcite associated with very late-stage brittle fracturing and does not carry gold. This later veining has been observed elsewhere in the Goodpaster District and may be related to a widespread Tertiary volcanic and plutonic event in eastern Interior Alaska.

Sampling and Analysis

Details pertaining to pre-2002 sample preparation, analysis and security on the Rob prospect currently are not available to the author.  All samples submitted in 2002 through 2006 were prepared and analyzed by ALS Chemex at their facilities in Fairbanks and Vancouver.  Analytical work consisted of gold by fire assay with atomic absorption finish plus multi-element inductively coupled plasma – mass spectrometer (ICP-MS) analyses using 4-acid digestion.  Sample pulps and rejects were returned to Avalon Development and stored in their secure warehouse

All samples submitted in 2007 were prepared and analyzed for gold by Alaska Assay at their facilities in Fairbanks and for the multi-element package at ACME Labs at their Vancouver facility.  Analytical work consisted of gold by fire assay with gravimetric finish plus multi-element inductively coupled plasma (ICP) analyses using 4-acid digestion.  Metallic screen analyses also were conducted by Alaska Assay and consisted of pulverizing of samples to 90% passing 150 mesh. Following screening into a -150 mesh and a +150 mesh fraction, each fraction is weighed and subjected to standard gravimetric fire assay analysis. The resulting -150 and +150 mesh fraction are then weight averaged to produce a weighted average gold value from each sample submitted for metallic screen analysis. Sample pulps and rejects are currently stored at Alaska Assay’s lab secure facility in Fairbanks.

Details pertaining to pre-2002 data verification techniques and procedures on the Rob prospect currently are not available to the author.

Quality assurance/quality control samples and blank samples were inserted into sample strings in 2002 on a one for 25 basis.  Quality assurance/quality control samples were inserted into sample strings in 2006 and 2007 on a one for ten basis. Sample blanks were inserted in 2006 and 2007 on a two per one hundred sample basis. Extensive previous analysis of this same blank rock type has given Avalon a large geochemical database for use on a comparative basis. Sample standards prepared by Analytical Solutions were inserted on an eight per one hundred sample basis.  Eight different commercial standards were used. Values in these standards raged from 0.627 ppm to 11.33 ppm gold. No unacceptable analysis results from ALS Chemex were returned for these blanks or standards.

Security of Samples

Details pertaining to the security of samples pertaining to the pre-2002 program are not available. Geochemical samples collected in 2002 and 2007 were described in the field and located using hand-held global positioning system (GPS) methods.  From 2002 through 2006, all samples were transported by Avalon Development employees directly from the field to Avalon’s secure warehouse in Fairbanks where they were picked up by representatives of ALS Chemex. In 2007, all samples were transported by Avalon Development employees directly from the field to Avalon’s secure warehouse in Fairbanks where they were picked up by representatives of Alaska Assay.

Mineral Resource Estimates

There currently are no mineral resources on the Rob project that comply with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000.

Adjacent Properties

The Rob property is surrounded by other properties owned by third party interests.  Little substantive geological or geochemical data are available from these properties so their relationships to mineralization on the Rob prospect is uncertain.

Mineral Processing and Metallurgical Testing

In 2003 a series of rock grab samples collected during the 2002 field season were resubmitted to ALS Chemex for metallic sieve analyses and for hot-cyanide leach assays to help quantify the expected nugget effect in some parts of the Rob property and the amenability of Rob mineralization to cyanide extraction.  Table 3.5 is a summary of these results.  While the small number of samples is not of sufficient size to make definitive conclusions it is clear that some samples (e.g. 493729) exhibit significant nugget effect while others (e.g. 493731, 462345 and 465262) suggest the mineralization is not amenable to simple cyanide extraction at the crush size utilized.

TABLE 3.5 Comparison of standard fire assay, hot cyanide leach and metallic sieve gold analyses from 2002 samples collected on the Rob prospect.  All data from ALS Chemex Labs.

Sample #	Prospect	Au FA-AA (opt)	Au-Hot CN leach (opt)	FA vs Hot CN Recovery %	Met Sieve (opt)	FA vs MetSieve Recovery %
468939	Gray Lead	2.105	1.980	94.1%	1.941	92.2%
468940	Gray Lead	0.499	0.413	82.8%	0.416	83.3%
468942	Gray Lead	0.839	0.856	102.0%	0.066	7.8%
493729	Gray Lead	0.273	3.130	1145.3%	3.677	1345.6%
493731	Gray Lead	0.216	0.005	2.3%	0.075	34.8%
493733	Gray Lead	0.888	0.305	34.3%	0.784	88.3%
468945	Hilltop	0.254	0.305	119.9%	0.295	116.2%
462345	Michigan	0.708	0.046	6.5%	0.621	87.7%
462346	Michigan	0.011	0.008	72.2%	0.013	118.4%
465251	Michigan	0.870	0.219	25.2%	0.865	99.4%
465262	Michigan	5.106	0.354	6.9%	1.947	38.1%
468954	O'Reely	0.235	0.062	26.4%	0.101	43.0%
468955	O'Reely	0.244	0.049	20.0%	0.146	59.8%
493719	Upper Trench	0.256	0.128	49.9%	0.032	12.5%
493720	Lower Trench	0.450	0.003	0.7%	0.007	1.5%
493721	Lower Trench	0.419	0.014	3.3%	0.041	9.9%
493723	Lower Trench	0.650	0.096	14.8%	0.295	45.3%
493725	Lower Trench	0.120	0.002	1.7%	0.010	8.0%

A total of 37 samples from the 2007 Gray Lead drilling program were submitted to Alaska Assay lab for metallic screen analysis to determine there is significant nugget effect in the samples collected in 2007. Table 3.6 summarizes the results of that work.

Table 3.6: Comparison of gravimetric fire assay and metallic screen analyses conducted on drill core from the 2007 Gray Lead prospect drill program. Analytical results by Alaska Assay.

Drill Hole	From (foot)	To (foot)	Interval (foot)	Au-Grav (opt)	MetScr total (opt)	MetScr -150 mesh (op)t	MetScr +150 mesh (opt)	% Change (Grav Vs MetScr_Total
ROB07006	154.5	157	2.5	0.518	0.673	0.682	0.187	23.02%
ROB07006	157	161	4	0.219	0.240	0.231	0.889	8.68%
ROB07006	167	168	1	0.431	0.208	0.208	0.182	-107.50%
ROB07006	168	171	3	0.193	0.130	0.130	0.049	-48.60%
ROB07006	234.5	236	1.5	0.042	0.033	0.032	0.146	-28.76%
ROB07006	236	238.5	2.5	0.089	0.029	0.028	0.088	-209.84%
ROB07012	43.5	45	1.5	0.058	0.059	0.058	0.093	1.69%
ROB07012	45	49.6	4.6	0.307	0.351	0.338	3.208	12.45%
ROB07012	49.6	52	2.4	0.844	0.683	0.672	1.573	-23.64%
ROB07012	52	53	1	0.709	0.288	0.248	1.069	-146.10%
ROB07012	53	55.5	2.5	0.058	0.041	0.042	0.028	-40.23%

Drill Hole	From (foot)	To (foot)	Interval (foot)	Au-Grav (opt)	MetScr total (opt)	MetScr -150 mesh (op)t	MetScr +150 mesh (opt)	% Change (Grav Vs MetScr_Total
ROB07013	52	53.5	1.5	1.035	0.942	0.916	3.458	-9.82%
ROB07013	53.5	54.5	1	3.722	3.959	3.050	33.402	5.98%
ROB07013	54.5	57	2.5	0.853	0.692	0.681	1.305	-23.25%
ROB07013	57	59.5	2.5	0.037	0.048	0.049	0.023	23.59%
ROB07013	59.5	63.5	4	0.100	0.060	0.060	0.045	-66.99%
ROB07013	64.5	65.5	1	0.210	0.284	0.286	0.182	25.90%
ROB07014	60	63.6	3.6	2.406	2.595	2.258	22.233	7.28%
ROB07014	63.6	67	3.4	0.055	0.081	0.079	0.186	31.81%
ROB07014	67	68.5	1.5	0.211	0.183	0.185	0.125	-14.83%
ROB07014	68.5	70.5	2	0.086	0.036	0.034	0.061	-141.86%
ROB07014	70.5	72	1.5	0.127	0.186	0.178	0.855	31.58%
ROB07014	72	73	1	0.687	0.694	0.685	1.156	1.01%
ROB07014	73	74.5	1.5	0.081	0.081	0.080	0.140	-0.14%
ROB07015	78	80	2	0.052	0.052	0.053	0.035	0.36%
ROB07015	93	98	5	0.123	0.131	0.131	0.136	6.69%
ROB07015	102	106	4	0.149	0.159	0.159	0.184	6.28%
ROB07016	43	45	2	0.036	0.054	0.052	0.267	32.47%
ROB07016	45	51	6	0.238	0.269	0.252	1.003	11.43%
ROB07016	51	53.5	2.5	0.034	0.039	0.038	0.172	11.70%
ROB07016	53.5	57	3.5	0.263	0.402	0.403	0.332	34.69%
ROB07017	179	180	1	0.432	0.562	0.576	0.219	23.09%
ROB07017	180	182	2	0.274	0.710	0.713	0.108	61.39%
ROB07017	182	183	1	0.535	1.442	1.446	0.819	62.88%
ROB07017	183	184	1	1.103	0.417	0.418	0.153	-164.69%
ROB07017	184	184.5	0.5	0.419	0.465	0.467	0.356	9.82%
ROB07017	184.5	185.5	1	0.285	0.329	0.330	0.194	13.37%

Samples selected for metallic screen analyses were all from the Gray Lead drill core and all samples had returned standard gravimetric fire assay results greater than 1 gpt gold. Comparison of the standard fire assay results with the weighted average metallic screen analysis indicated that metallic screen gold values ranged from 63% higher than standard gravimetric fire assay values to 210% below reported standard gravimetric fire assay values with the average difference being a 16% decrease in the weighted average metallic screen value over the standard gravimetric fire assay value. It is clear from scatter plots of the data that significant nugget effect exists at Grey Lead however the magnitude of this nugget effect is not predictable given the current information available. Since native gold has been identified in hand specimens and core samples from the Grey Lead prospect, it is not surprising that a coarse gold nugget effect exists at this project. Additional metallurgical work will be required to quantify the magnitude and nature of the nugget effect at Grey Lead.

Recommendations

Based on preliminary field, laboratory and literature studies completed to date, the following recommendations for future work are warranted:

1.

Additional diamond core drilling should be conducted in the Gray Lead prospect where previous drilling intercepted significant grade and thickness.  Approximately 2,000 feet of diamond drilling are recommended for the Gray Lead.  Approximate cost of this drilling is $300,000.

2.

Diamond drilling should be conducted on the Michigan lode where +25 opt gold was discovered in trenching.  Approximately 2,000 feet of diamond drilling are recommended for the Michigan prospect.  Approximate cost of this drilling is $300,000.

3.

Ground-based IP should be employed over the Gray Lead, Michigan and Blue Lead prospects to determine the major controls on mineralization on these prospects.  Estimated cost of this work is $75,000.

4.

Reprocessing of existing airborne magnetic and resistivity data is recommended.  Such work should be conducted by an experienced geophysical consultant and should include depth-slicing and three dimensional structural interpretation.  Estimated cost of this work is $25,000.

The total cost of the above-recommended work is US$700,000

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

Figure 4-1: Property Location Map, Vinasale Project, Alaska

5.

Union Bay PGM Property, Alaska, USA

Property Location and Description

The Company acquired certain mineral claims known as the Union Bay Property, in Alaska, USA, by way of staking.

(i) By agreement dated 1 October 2002 and amended 2 April 2003, the Company granted to Pacific North West Capital (“PFN”), a company with certain directors and officers in common at that time, an option to earn a 70% interest in the property.  To earn its 50% interest, PFN, purchased a private placement of $165,000 (2002) and made cash payments, issued shares and incurred exploration expenditures as follows:

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

The Union Bay PGE prospect is located in Southeast Alaska about 35 miles north-northwest of Ketchikan on the northern end of the Cleveland Peninsula (Figure 6-1).  The property is bounded on the north and east by Vixen Inlet, on the south by Bear Creek and on the west by Union Bay.  The property is located in the Craig C1 1:63,360 quadrangle in Township 70 South, Ranges 86 and 87 East, Copper River Meridian..

The Union Bay project consists of 86 unpatented federal lode and 6 state mining claims covering 1,720 and 240 acres, respectively. The current claims, include: MB1- MB9, UB18-21, UB 24-56, UB 60-65, UB70-74, UB78-83,UB115-116, UB, 118-119, UB121-122, UB124-125, QTUBL 114-116, QTUBL119-121, QTUBL 124-126, QTUBL 129-131, FGUBL 1-3, and QTUBST 1-6 The claims are located in Township 70 South, Ranges 86 and 87 East, Copper River Meridian and are recorded in the Ketchikan Recording District and at the Alaska Division of Lands and the US Bureau of Land.  In this part of Alaska, the State of Alaska and the US Forest Service administer mineral rights.  The Union Bay project is located within the Tongass National

Forest on multiple-use lands open to mineral development. Annual rental payments on Federal mining claims are due on or before each August 31 and total US$125 per claim per year.  Annual rentals are paid in lieu of work on Federal ground. For State claims annual rents are US$25 per claim and work on the ground in the amount of US$100 per claim per year is required.  All claims in the Union Bay property currently are in good standing through August 31, 2008. A registered land surveyor has not surveyed the claims, and there is no State or federal law or regulation requiring such surveying.  There are no known environmental liabilities attached to the property and permits for future work will be acquired from the US Forest Service and the Alaska Department of Natural Resources on an as-needed basis.

Figure 5-1: Property Location Map, Union Bay, Alaska

6.

Grew Creek Property, Yukon Territory, Canada

Property Description and Location

By Letter Agreement dated 27 May 2004 the Company could acquire, from a third party (“Optionor”), up to a 100% interest in certain mineral claims known as the Grew Creek Property located in Whitehorse Mining District, Yukon Territory. To acquire a 100% interest in the property, the Company had to at its option, complete the following:

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

The project is subject to a 3% NSR. In the event that commercial production had not commenced on the property by the 6th anniversary of the Letter Agreement, the Company was required to make an advance royalty payment in the amount of $50,000. On the 7th Anniversary, the advance royalty payments shall increase to $100,000 and remained at that level until such time that commercial production commences, or until the Company notified the Optionor that it does not intend to proceed to commercial production and returned the property to the Optionor. Once commercial production commenced the minimum annual royalty payable was to be $50,000.

The Company terminated the property option in the third quarter of 2007.

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

Figure 7-1: PGM A Property Location Map

During the year ended December 31, 2007 all costs associated with the property have been written off.

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

The Company’s accounting policy is to capitalize all costs relating to the acquisition, exploration and development on an individual property basis until such time as the property is put into production or the property is disposed of either through sale or abandonment. The costs capitalized for mineral properties are reviewed on a property-by-property basis to consider if there is any impairment on the subject property.  As at December 31, 2007, the Company has capitalized cumulatively $18,118,718 on the acquisition and exploration of its mineral property interests.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.  The most significant accounting estimates for the Company relate to the carrying value of its mineral property assets and accounting for stock-based compensation.  The Company’s accounting policies are set out in full in Note 1 of the annual consolidated financial statements.

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

Fiscal Year Ended December 31, 2007 compared to Fiscal Year Ended December 31, 2006

Results of Operations

The year ended December 31, 2007 resulted in a net loss of $4,384,463 which compares with a loss of $1,772,633 for the same period in 2006.  General and administrative expenses for the year ended December 31, 2007 were $2,907,463, an increase of $1,396,798 over the same period in 2006.  Most of the increase is attributable to $1,388,088 in stock-based compensation expenses that were charged upon the granting of long-term incentive stock options and performance shares.  The total fair value of stock options that vested using the Black-Scholes Option Pricing Model resulted in stock-based compensation expense of $572,112 for the period ended December 31, 2007 compared to $83,835 for the previous year.  The stock-based compensation expense has been allocated by expense category on the income statement. Stock-based compensation for performance shares was $815,976 as compared to $284,083 for the previous year.   Amortization of $173,962 was recorded as compared to $13,003 for the previous year.  Mining equipment amortization of $161,088 was attributed to $1,050,963 in new mining equipment that was obtained for the Golden Summit project in Alaska.  All other general and administrative costs were relatively the same when compared to the previous year.  Capital gains of $151,687 were realized on the sale of investments in 2007 as compared to $85,884 over the same period in 2006.   Interest income of $107,376 was also earned in 2007 as compared to $40,998 in the previous year as the Company had more funds on deposit.

During the year ended December 31, 2007, the Company incurred mineral property deferred exploration costs of $8,169,365.  Of the deferred exploration costs, $1,256,236 was incurred to review and update previous engineering and resource work and $1,604,340 was incurred for drilling on the Almaden project in Idaho. $3,996,400 was incurred on the Golden Summit project in Alaska of which $1,902,641 was for bulk sampling/plant commissioning and infrastructure. $567,864 was spent on the Rob project in Alaska which included $295,470 in drilling. Mineral property acquisition costs of $385,277 were also incurred which included $52,159 for the Almaden Idaho project, $28,325 for the Rob Alaska project, $66,435 for the Vinasale Alaska project and $195,358 for the Golden Summit Alaska project. During the third quarter, the Company terminated the Grew Creek, Yukon property agreement and the associated costs of $1,365,285 were written off.   Management also decided to write-off its $247,199 investment in the PGM A Property in Sudbury, Ontario that is currently majority held by a third party.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, advertising, property site visits, news releases, distribution fees and marketing materials, cost $248,432 for the period ended December 31, 2007, an increase of $48,367 over the same period in 2006.

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

B.

Liquidity and Capital Resources

Fiscal Year Ended December 31, 2007 compared to Fiscal Year Ended December 31, 2006

At December 31, 2007, the Company’s working capital, defined as current assets less current liabilities, was $4,124,121 compared with a deficit of $805,360 at December 31, 2006.  During 2007, 10,600,000 shares were issued for gross proceeds of $9,130,000, 8,673,269 warrants were exercised for proceeds of $5,518,527 and 1,891,250 options were also exercised for proceeds of $845,075.

The Company has an investment with a value of $70,663 as at December 31, 2007.  The investment consists of 206,486 shares of Pacific North West Capital Corp.  This company previously had certain directors in common.  These amounts are included in the above working capital.  The Company had 62,543,307 issued and outstanding shares at December 31, 2007.

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

F.

Tabular Disclosure of Contractual Obligations

Contractual Commitments

The Company is committed under an operating lease, for its office premises in Kerrisdale with the following estimated lease payments to the expiration of the lease on June 30, 2010.  By an agreement dated 1 September 2007, the Company is committed under an operating lease, for its office premises in Vancouver with the following estimated lease payments to the expiration of the lease on August 30, 2008.

Fiscal year ended Dec. 31,	2008	2009	2010	Thereafter

Office lease - Kerrisdale	$39,679	$39,679	$19,840	-
Office lease - Vancouver	$60,552

G.

Safe Harbour

The Registration Statement includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act").  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward looking statements".  Such statements are included, among other places in this Registration Statement, in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Business" and "Description of Property"; and, in particular the section entitled the "Almaden Property" as they involve the assessment, based upon certain assumption, concerning future events and conditions that the resources described can be profitably produced.  Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  These include, but are not limited to, the risks of mining industry (for example, operational risks of exploring for, developing and producing crude oil and natural gas, risks and uncertainties involving geology of mineral deposits, the uncertainty of reserve estimates and estimates relating to production volumes, cost and expense projections, potential cost overruns and health, safety and environmental risks), risks relating to the Company's properties (for example, lack of operating history and transportation), fluctuations in mineral prices and exchange rates and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures (collectively "Cautionary Statements").  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table states the name, province or state, and country of residence of each of the directors and executive officers of the Company, the positions and offices presently held by them and the period or periods of time during which each has served as a director of the Company.

Name, Position in Company and Province or State and Country of Residence	Period(s) a Director/Officer of the Company
Morris Medd, Chairman Ontario, Canada	Since 2006, Chairman since 2007
David Knight, Director Ontario, Canada	Since 2007
Robert Jackson, Director Isle of Man, British Isles	Since 2008
Hubert Marleau, Director QC, Canada	Since 1996
Steve Manz, Director, President and CEO BC, Canada	Since 2005, Director since 2007
Kristina Walcott, VP, Business Development BC, Canada	Since 2005
Michael Gross, VP, Exploration BC, Canada	Since 2006
Jeff Woods, VP, Project Development CO, USA	Since 2007
Gordon Steblin, Chief Financial Officer BC, Canada	Since 2002

Additional details including principal occupation for the past five years of the above directors or executive officers are as follows:

Morris Medd, Director

Mr. Medd is an independent businessman.  He retired as President of the Redpath Group of Companies (1999-2004), world leaders in underground mine development, and a current director of the group.  He has served on the board of the Ontario Mining Association.

David Knight, Director

Mr. Knight is a partner with the law firm of Macleod Dixon LLP, who brings with him over 25 years experience in securities and mining law. David's expertise is in the areas of public and private financing, mergers and acquisitions, corporate governance and regulatory compliance, and he represents both issuers and investment dealers on a regular basis. David's representation of numerous clients on property acquisitions and development, and his experience in closing large mining transactions will be of great assistance in helping Freegold continue to grow through in-house project developments and on-going acquisitions. David has been recognized as a recommended lawyer in the area of mining law by the LEXPERT Legal Directory, and has been designated as a "Best Lawyer in Canada" for 2007 in the area of Natural Resources Law. From  August 2003 to December 2005 Mr. Knight was counsel with Miller Thomson LLP and prior to August 2003 was a partner with Macleod Dixon LLP.

Robert Jackson, Director

Mr. Jackson holds the Chartered Financial Analyst(r) designation along with Masters Degrees in both mining engineering and business administration. Mr. Jackson is currently the CEO of Tiomin Resources Inc., a TSX listed company involved in the exploration and development of mineral projects in Kenya and Peru. Prior to joining Tiomin in 2006, Mr. Jackson was a founding Director and the Executive Vice President of Corporate Development of Jaguar Mining Inc. Mr. Jackson was instrumental during his four years with the company in helping bring Jaguar to producer status, and today Jaguar is one of the fastest growing gold miners in Brazil with a market capitalization in excess of $720 million. Mr. Jackson's work within the mining industry also includes engineering and underground mining work with Falconbridge.

Hubert Marleau, Director

Mr. Marleau, a graduate of the University of Ottawa is currently President & CEO of Palos Capital Corp. (1998-present).

Steve Manz, Director, President and CEO

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

Kristina Walcott, Vice-President, Business Development

Ms. Walcott has worked in various capacities in the mining and mineral exploration industry for the past 20 years. Ms. Walcott has held administrative and field positions including General Manager of Orex Laboratories, a diamond sample processing facility and Mines Land Manager for Pacific North West Capital and CanAlaska Uranium Limited, both Vancouver-based mineral exploration companies with extensive land positions in Canada and the United States. In addition she was actively involved in the geophysical contracting industry where she assisted in remote-site field geophysical surveys for major and junior mining firms. Ms. Walcott has served as the Company’s VP Business Development since March 2005 where she is responsible for identifying and acquiring new business opportunities in the mining sector.

Michael Gross, Vice-President, Exploration

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

Jeffrey Woods, Vice-President, Project Development

Mr. Woods holds a Bachelor of Science degree in Metallurgical Engineering from the Mackey School of Mines, University of Nevada, Reno.  He is a registered member of the Society of Mining, Metallurgy and Exploration (SME) and a member of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).  Previously he held the position of Sr. Process Engineer with Washington Group International (2006-2007) and Hatch Limited (2005-2006) as well as president and consulting metallurgist with Woods-Galati Inc. (2001-2005).  He has over 25 years experience in metallurgical testing, process engineering, project development, commissioning and operations.

Gordon Steblin, Chief Financial Officer

Mr. Steblin, B. Comm., CGA, is currently the Chief Financial Officer of  Freegold Ventures Limited, El Nino Ventures Inc. and CanAlaska Uranium Ltd. (2002-present) and accountant of Pacific North West Capital Corp. (1996-2002), Freegold Ventures Limited (1994-2002), CanAlaska Uranium Ltd. (1994-2002), and El Nino Ventures Inc. (1999-2002).

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

Summary Compensation Table

The following table sets forth all compensation for all years indicated in respect of the individuals who were, NEOs as of December 31, 2007.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Steve Manz, President & CEO(2)	2007 2006 2005	150,000 150,000 25,000	24,000 15,000 Nil	Nil Nil Nil	Nil Nil 1,500,0003)	Nil Nil $157,500	Nil Nil Nil	Nil Nil
Gordon Steblin, CFO	2007 2006 2005	32,500(1) 26,600(1) 26,771(1)	3,000 2,231 1,785	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Fees paid through a service Company.

(2)

Steve Manz was appointed President & CEO of the Company on October 18, 2005.

 (5)

 Of the 1,500,000 granted, 500,000 of these were granted under the Company's 2004 Stock Option Plan and 1,000,000 were granted under the Company's Performance Share Plan.

Compensation of Executive Officers

See above summary compensation table.

The following table sets out the options granted to Directors and Executive Officers during the Company's most recently completed financial year.

Name of Director and/or Executive Officer	Securities Under Option	Exercise Price	Value of Unexercised in the Money Options at Dec 31, 2007	Expiry Date
Morris Medd	50,000 options	$2.10	Nil	N/A
Steve Manz	Nil	N/A	N/A	N/A
Kristina Walcott	Nil	N/A	N/A	N/A
Colin Bird	Nil	N/A	N/A	N/A
David Knight	100,000 options	$2.10	N/A	N/A
Hubert Marleau	Nil	N/A	N/A	N/A
Gordon Steblin	Nil	N/A	N/A	N/A
Michael Gross	Nil	N/A	N/A	N/A
Jeffrey Woods	350,000 options 400,000 performance shares	$0.50 $0.01	$196,875(1) $199,000(2)	Jan 11/2012

The closing price of the Company’s common shares on December 31, 2007 was $2.00.

(1)

Represents value of  unexercised in the money options vested at Dec 31, 2007

(2)     Represents value of unexercised in the money performance shares  vested at Dec 31, 2007

Options Granted to NEOs During the Most Recently Completed Financial Year

During the financial year ended December 31, 2007 no options were granted to NEOs.

Aggregated Option\SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option\SAR Values

The table below sets out, on an aggregate basis, the number of common shares of the Company acquired through stock options by the NEOs under the Company’s Stock Option Plan during the financial year ended December 31, 2007 and the number and value of unexercised options as at December 31, 2007.

Name (a)	No. of Shares Acquired on Exercise (#) (b)	Aggregate Value Realized(1) ($) (c)	No. of Unexercised Options at Dec. 31, 2007 (#) Exercisable/Unexercisable (d)	Value of Unexercised in-the-Money Options at Dec. 31, 2007 ($)(2) Exercisable/Unexercisable (e)
Steve Manz President & CEO	Nil (3) 590,908 (4)	Nil (3) 416,999 (4)	500,000 / 0 (3) 81,818 / 327,274 (4)	900,000 / 0 (3) 162,818 / 651,275 (4)
Gordon Steblin, CFO	150,000	212,500	60,000	91,200

(1)

Aggregate Value Realized is the difference between the market price of the Company’s common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2)

Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Company on the TSX on December 31, 2007 of $2.00 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

(3)

Represents stock options.

(4)

Represents performance shares.

Option/SARs cancelled/expired to NEO’s During the Most Recently Completed Financial Year

During the financial year ended December 31, 2007 no common shares of the Company to NEOs were cancelled/expired.

Option Repricings

During the financial year ended December 31, 2007 no options to NEOs were repriced.

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

Composition of the Compensation Committee

During the fiscal year ended 2007, the Board appointed a Compensation Committee composed of three directors:  Morris Medd, Hubert Marleau and Bernard Barlin.  On February 8, 2008, the Board of Directors agreed to combine the Compensation and Corporate Governance Committees into one new committee, and agreed upon a new Charter.  The Compensation and Corporate Governance Committee is currently composed of three independent directors:  Robert Jackson, Morris Medd and Hubert Marleau. None of these directors are officers or employees of the Company.

The Compensation and Corporate Governance Committee is responsible for, among other things, evaluating the performance of the Company’s executive officers, determining or making recommendations to the Board with respect to the compensation of the Company’s executive officers, making recommendations to the Board with respect to director compensation, incentive compensation plans and equity-based plans, making recommendations to the Board with respect to the compensation policy for the employees of the Company or its subsidiaries and ensuring that the Company is in compliance with all legal requirements with respect to compensation disclosure. In performing its duties, the committee has the authority to engage such advisors, including executive compensation consultants, as it considers necessary.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Board of Directors in consultation with the Compensation and Corporate Governance Committee and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its executive officers.

The relative emphasis of the Company on cash compensation, options, SARs securities purchase programs, shares or units that are subject to restrictions on resale and other incentive plans is variable.  The Company’s cash compensation to Named Executive Officers tends to remain more or less constant, while any options, SARs security purchase programs, are left to the discretion of the Board of Directors and therefore may fluctuate from year to year.

The Company takes into consideration the issuance of options, SARs, shares and units, the grants made in previous years, and the number that remain outstanding along with the amount of options remaining issuable under the Company’s stock option plans.

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

The Company’s Board of Directors, when determining cash compensation to the Chairman, President, and CEO takes into consideration the extensive experience in the mining industry, responsibilities and duties as Chairman, President, and CEO, as well as personal risks and contributions to the Company’s success.  The Chairman, President, and CEO receive a base cash compensation that the Company feels is in line with that paid by similar companies in North America; however no formal survey was completed by the Compensation and Corporate Governance Committee or the Board of Directors.

Securities Authorized for Issuance Under Equity Compensation Plans

During fiscal year ended 2007 the Company maintained three incentive and stock option compensation plans, the 2004 Plan, 2005 Plan and the Perfomance Share Plan, all of which have been previously approved by the shareholders of the Company and by the TSX.  The following table sets forth information with respect to the securities outstanding under these incentive and stock option compensation plans as at December 31, 2007.

Equity Compensation Plan Information

Plan Category	Number of shares to be issued upon exercise of outstanding options and other rights	Weighted-average exercise price of outstanding options and other rights	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	4,194,094	0.43	5,935,153
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	4,194,094	0.43	5,935,153

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial year ending December 31, 2007.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

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

Appointment of Auditors

The Company’s auditors for the year-ended December 31, 2005, Staley Okada & Partners, merged with PricewaterhouseCoopers LLP (“PWC”) in 2006, and PWC was appointed by the board as the Company’s auditors for the year ending December 31, 2006.  The Director’s subsequently elected to change auditors to James Stafford, Inc., Chartered Accountants (“Stafford”). PWC resigned as auditors effective January 25, 2008 and the directors appointed Stafford in their place.

Management Contracts

No management functions of the Company or any subsidiary are to any substantial degree performed by a person other than the directors or executive officers of the Company or subsidiary, except as disclosed herein.

C.

Board Practices

Statement of Corporate Governance Practices

In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

The Board recognizes the importance of corporate governance to the effective management of the Company. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management.

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian requirements. The Company will continue to monitor developments in this area with a view to further revising its governance policies and practices as appropriate.

The following is a description of the Company’s corporate governance practices.

Board of Directors

The Board is currently composed of five directors.  All the proposed nominees are current directors.

Independence

Three of the five members of the Board are independent within the meaning of the Governance Disclosure Rule. The independent members are Morris Medd, Hubert Marleau and Robert Jackson.

Steve Manz is a non-independent director because of his position as President and Chief Executive Officer of the Company, and David Knight is a non-independent director because the firm of which he is a partner receives fees from the Company for legal services.

To facilitate the Board functioning independently of management, the following structures and processes are in place:

• there are no members of management on the Board, other than the President and Chief Executive Officer;

• time is set aside at each meeting of the Board for the directors to hold discussions without management present; and

• the Company’s standing committees, being the Audit Committee and the Compensation and Corporate Governance Committee, are made up entirely of independent directors.

Other Directorships

Name of Director	Reporting Issuer(s) or Equivalent(s)
Morris Medd	El Nino Ventures Inc.
Hubert Marleau

Artevo Corporation

CanAlaska Uranium Ltd.

Buzz Telecom

Global Development Resources, Inc.

GobiMin Inc.

Huntington Exploration Inc.

Maudore Minerals Ltd

Mitec Telecom Inc.

Niocan Inc.

Uni-Sélect Inc.

Warnex Inc.

David Knight	Fortune Minerals Limited
Robert Jackson	Tiomin Resources Inc. Radiant Resources Inc. Axmin Inc.
Steve Manz	Nil

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

Chairman

The Chairman of the Board, Morris Medd is an independent director. The primary roles of the Chairman are to chair all meetings of the Board and shareholder meetings, and to manage the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chairman’s responsibilities include, among other things, reviewing and assessing director attendance and performance at meetings of the Board, ensuring effective relations and communications among Board members, leading the Board in ensuring implementation of management succession and development plans, providing assistance on major strategic and policy issues and acting as liaison with all committees of the Board.

Attendance Record

In the year ended December 31, 2007, the Board held two meetings and passed resolutions by way of consent resolutions on 22 different occasions.  All of the Directors executed all of the consent resolutions, and all of the directors attended the two meetings, with the exception of former director, Bernard Barlin, who missed both meetings as a result of illness prior to his death in 2007.

Mandate of the Board of Directors

The Board has a written mandate, which ensures that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities.

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

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics, a copy of which is attached hereto as “Exhibit 8”. ITEM 19

Nomination of Directors

Board turnover is relatively rare and accordingly the Board does not have a nominating committee or a formal procedure with respect to the nomination of directors.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Board Committees

Committees of the Board are an integral part of the Company’s governance structure.  There are two standing committees (the “Committees”), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

The Audit Committee is comprised of Hubert Marleau, Chairman of the Audit Committee, Morris Medd and Robert Jackson, all of who are financially literate in accordance with national securities legislation.  Mr. Hubert Marleau, B.Sc., is currently President & CEO of Palos Capital Corp., and has been a director or executive officer of several public companies for over 25 years.  Mr. Morris Medd is the retired President of the Redpath Group of Companies, world leaders in underground mine development, and a current director of the group.  He has also served on the board of the Ontario Mining Association.  Mr. Robert Jackson holds a mining engineering degree, an MBA and a Chartered Financial Analyst® designation and has been involved in the investment banking and mining industries for over 30 years.

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

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees

December 31, 2007	$35,000	$ Nil	$ Nil	$ Nil
December 31, 2006	$30,000	$2,083	$2,773	$ Nil

Compensation and Corporate Governance Committee

During the fiscal year ended 2007, the Board appointed a Compensation Committee composed of three directors:  Morris Medd, Hubert Marleau and Bernard Barlin.  On February 8, 2008, the Board of Directors agreed to combine the Compensation and Corporate Governance Committees into one new committee, and agreed upon a new Charter.  The Compensation and Corporate Governance Committee is currently composed of three independent directors:  Robert Jackson, Morris Medd and Hubert Marleau.

The Compensation and Corporate Governance Committee is responsible for, among other things, evaluating the performance of the Company’s executive officers, determining or making recommendations to the Board with respect to the compensation of the Company’s executive officers, making recommendations to the Board with respect to director compensation, incentive compensation plans and equity-based plans, making recommendations to the Board with respect to the compensation policy for the employees of the Company or its subsidiaries and ensuring that the Company is in compliance with all legal requirements with respect to compensation disclosure. In performing its duties, the committee has the authority to engage such advisors, including executive compensation consultants, as it considers necessary.

Assessments

Based upon the Company’s size, its current state of development and the number of individuals on the Board, the Board considers a formal process for assessing the effectiveness and contribution of the Board as a whole, its committees or individual directors to be unnecessary at this time. In light of the fact that the Board and its committees meet on numerous occasions during each year, each director has regular opportunity to assess the Board as a whole, its committees and other directors in relation to the Board's and such director's assessment of the competencies and skills that the Board and its committees should possess. The Board plans to continue to evaluate its own effectiveness and the effectiveness of its committees and individual directors in such manner.

D.

Employees

During the fiscal year ended December 31, 2007, the Company had three full-time employees and utilized various services of 6 consultants.

E.

Share Ownership

The following table sets forth the share ownership of the persons listed in subsection 6.A and the employees/consultants of the Company.  The table below includes the details of all options outstanding.  As of February 28, 2008 the Company had 2,750,000 warrants outstanding.  Of these warrants outstanding, no warrants are held by the persons listed in subsection 6.A or the employees/consultants of the Company as of February 28th, 2008.

	Grant Date	Expiry Date	Exercise Price	Number of Options

Employees and Consultants	Sept 10, 2003	Sept 10, 2008	$0.48	220,000
	Nov 5, 2004	Nov 5, 2009	$0.50	35,000
	July 17, 2006	July 17, 2011	$0.50	80,000
	Jan 25, 2007	Jan 25, 2010	$0.75	400,000
	June 4, 2007	June 4, 2010	$1.20	40,000
	July 13, 2007	July 13, 2012	$1.50	25,000
	October 16th, 2007	October 16th, 2012	$0.40	40,000
	February 21, 2008	February 21, 2013	$1.42	240,000
				1,080,000

Directors and Officers	Sept 10, 2003	Sept 10, 2008	$0.48	100,000
	Nov 5, 2004	Nov 5, 2009	$0.50	275,000
	Sept 30, 2005	Sept 30, 2010	$0.20	500,000
	Mar 13, 2006	Mar 13, 2011	$0.35	290,000
	Sept 21, 2006	Sept 21, 2011	$0.50	100,000
	Jan 11, 2007	Jan 11, 2012	$0.50	350,000
	November 1, 2007	November 1, 2012	$2.10	150,000
	February 8, 2008	February 8, 2013	$1.50	100,000
	February 21, 2008	February 21, 2013	$1.42	2,410,000
				4,275,000
				5,355,000

Description of Existing Incentive and Stock Compensation Plans

The Company has three existing incentive and stock compensation plans which have previously been approved by the shareholders: the 2004 Plan, the 2005 Plan and the Performance Share Plan (all as defined below).  These plans, which are detailed below, are maintained separate and apart from each other.

(a)

2004 Stock Option Plan

		Percentage of Issued and Outstanding Shares as of February 28, 2008
Shares issued upon exercise of incentive stock options	2,960,000	4.67%
Shares reserved for issuance pursuant to unexercised incentive stock options	2,298,341	3.63%
Unallocated shares available for future grants of incentive stock options	0	0%
TOTAL	5,258,341	8.30%

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

The 2004 Plan is administered by the Board in accordance with the terms of the 2004 Plan.  Pursuant to the 2004 Plan, the Board may grant options to key personnel upon such terms and conditions as the Board may determine in accordance with the terms of the 2004 Plan.  The Board will determine the option price (which must comply with TSX policies) and the term of the options, which may be up to 10 years in length.  Vesting provisions may be included at the discretion of the Board.  The total number of options granted to insiders may not exceed 10% of the issued and outstanding shares of the Company in any 12 month period and no insider may be granted options exceeding 5% of the issued and outstanding shares of the Company in any 12 month period.  Pursuant to the 2004 Plan, the maximum number of shares reserved for any one individual may not exceed 5% of the issued and outstanding share capital of the Company at the date of grant.  If an optionee’s relationship with the Company is terminated for cause, then such person’s options will terminate on the same day that the relationship ceases.  If an optionee’s relationship with the Company is terminated for any reason other than cause or death, then such person’s options will terminate on the same day that the relationship ceases unless the Board specifically allows an additional 30 day exercise period.  Upon death of an optionee, such optionee’s options may be exercised by the estate of the optionee for one year from the date of death or such longer period as the Board may determine at the time of grant of the options.

The 2004 Plan may be amended by the Board as it may deem proper and in the best interests of the Company, subject to prior approval of the TSX, provided that no such amendment shall impair any option previously granted under the 2004 Plan.

(b)

2005 Stock Option and Incentive Plan (April 26, 2005)

2005 Stock Option and Incentive Plan

The 2005 Plan, as amended as set forth under “Particulars of Matters to be Acted Upon-Approval of Renewal and Amendment of 2005 Stock Option Plan”, provides that the aggregate number of shares of the Company that may be issued under the 2005 Plan and all other stock option or equity compensation plans as may be in existence from time to time shall not exceed 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.

Information as to shares issued and issuable under the 2005 Plan based on the number of common shares currently outstanding is set forth below:

		Percentage of Issued and Outstanding Shares as of February 28, 2008
Shares issued upon exercise of incentive stock options	0	0%
Shares issued upon exercise of performance shares	0	0%
Shares reserved for issuance for unexercised incentive stock options	2,816,659	4.44%
Shares reserved for issuance for the unexercised performance shares	12,518	0.02%
Unallocated shares available for future grants of incentive stock options and/or performance shares	3,507,851	5.54%
TOTAL	6,337,028	10.0%

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

The 2005 Plan provides that the maximum aggregate number of shares of the Company which may be awarded under the 2005 Plan and all other stock option or equity compensation plans as may be in existence from time to time will be 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.  The 2005 Plan took effect March 1, 2005 and will terminate on March 1, 2015.

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

Performance Shares

Performance shares or units may be issued to a Participant upon the achievement of specified objectives set by the Board upon terms and conditions set by the Board.  12,518 performance shares have been allotted and will be issued pursuant to the terms of the 2005 Plan.  These performance shares shall vest on January 11, 2009.  These performance shares represent 0.02% of the Company’s issued and outstanding shares.

(c)

Previously Approved Performance Shares

In 2003 and 2004, the shareholders approved the issuance of an aggregate of 2,187,482 nominal value performance shares (872,897 in 2003 and 1,314,585 in 2004).  These performance shares are separate from any performance shares that may be issued under the 2005 Plan.  As of the record date, all 2,187,482 of these shares have been allotted and 1,437,875 have been issued.  At the time of shareholder approval in 2003, the 872,897 shares represented 5% of the Company’s then issued and outstanding shares.  At the time of shareholder approval in 2004, the 1,314,585 shares represented

5% of the Company’s then issued and outstanding shares.  At the record date, the 2,187,482 performance shares represent 3.45% of the Company’s issued and outstanding shares.

These performance shares have been issued at the discretion of the Board to such arm’s length parties as the Board considered desirable to attract to the Company particular expertise, management experience, operations experience, financial capacity, industry profile and other such characteristics in the discretion of the Board.  Vesting provisions have been imposed at the discretion of the Board in its sole discretion at the date of issuance.  The total number of performance shares granted to any one individual may not exceed 5% of the Company’s issued and outstanding shares at the date of issuance.

As of February 28, 2007, 2,187,482 performance shares have been allotted as follows:

(i)

400,000 performance shares were allotted on March 5, 2005 of which 250,000 shares have been issued and the remaining shares shall vest as to 50,000 shares in six month increments (on March 5 and September 5, as applicable, in each year until March 5, 2009).  These performance shares represent 0.63% of the Company’s issued and outstanding shares as at the record date.

(ii)

1,000,000 performance shares were allotted on October 3, 2005, of which 754,544 shares have been issued and the remaining shares shall vest as to 81,818 shares in three month increments April 1, July 1, and August 1, and January 1.  These performance shares represent 1.58% of the Company’s issued and outstanding shares as at the record date.

(iii)

400,000 performance shares were allotted on March 13, 2006, of which 233,331 have been issued and the remaining shares shall vest as to 33,333 shares in three month increments (on March 13, June 13, September 13, and December 13, as applicable, in each year until December 13, 2008) with the remaining 33,337 shares vesting on March 13, 2009.  These performance shares represent 0.63% of the Company’s issued and outstanding shares as at the record date.

(iv)

387,482 performance shares were allotted on January 11, 2007 of which 200,000 shares have been issued and the remaining shares shall vest as to 50,000 shares in three month increments April 11, July 11 and October 11, 2008 with the remaining 37,482 shares vesting on January 11, 2009.  These performance shares represent 0.63% of the Company’s issued and outstanding shares as at the record date.

The following table sets out the options granted to directors, executive officers and others during the Company's most recently completed financial year.

Options and Other Rights to Purchase Shares

The following table summarizes the issued and outstanding options as at December 31, 2007.

Number Outstanding 31 December 2006	Granted	Exercised	Cancelled	Expired	Number Outstanding 31 December 2007	Exercise Price Per Share	Expiry Date
685,000	-	(685,000)	-	-	-	$0.50	31 December 2007
1,060,000	-	(240,000)	-	-	820,000	$0.48	10 September 2008
50,000	-	(50,000)	-	-	-	$0.55	10 February 2007
1,080,000	-	(770,000)	-	-	310,000	$0.50	5 November 2009
500,000	-	-	-	-	500,000	$0.20	30 September 2010
96,250	-	(96,250)	-	-	-	$0.30	25 January 2011
350,000	-	(30,000)	-	-	320,000	$0.35	13 March 2011
100,000	-	(20,000)	-	-	80,000	$0.50	17 July 2011

Number Outstanding 31 December 2006	Granted	Exercised	Cancelled	Expired	Number Outstanding 31 December 2007	Exercise Price Per Share	Expiry Date
100,000	-	-	-	-	100,000	$0.50	21 September 2011
	350,000	-	-	-	350,000	$0.50	11 January 2012
	400,000	-	-	-	400,000	$0.75	25 January 2010
	40,000	-	-	-	40,000	$1.20	4 June 2010
Number Outstanding 31 December 2006	Granted	Exercised	Cancelled	Expired	Number Outstanding 31 December 2007	Exercise Price Per Share	Expiry Date
	25,000	-	-	-	25,000	$1.50	13 July 2012
	40,000	-	-	-	40,000	$1.71	16 October 2012
	150,000	-	-	-	150,000	$2.10	1 November 2012
4,021,250	1,005,000	(1,891,250)	-	-	3,135,000

During the year ended December 31, 2007 there were 1,005,000 options granted and pursuant to the Company’s 2004 and 2005 plans.

As of December 31, 2007 there were 2,828,341 outstanding options issued under the Company’s 2004 Plan.

As of December 31, 2007 there were  306,659 outstanding options issued under the Company’s 2005 Plan

The following table sets out the options granted to directors, executive officers and others during the Company’s most recently completed financial year.

Optionee	Number of Shares Subject to Option	Date of Grant	Exercise Price ($/Security)	Expiration Date
Officers	350,000	January 11, 2007	$0.50	January 11, 2012
Consultants	400,000	January 25, 2007	$0.75	January 25, 2010
Consultants	40,000	June 4, 2007	$1.20	June 4, 2010
Consultants	25,000	July 13, 2007	$1.50	July 13, 2012
Consultants	40,000	October 16, 2007	$1.71	October 16, 2012
Directors	150,000	November 1, 2007	$2.10	November 1, 2012
	1,005,000

Subsequent to year end the following options were granted to directors, executive officers and consultants.

Optionee	Number of Shares Subject to Option	Date of Grant	Exercise Price ($/Security)	Expiration Date
Directors	100,000	February 8, 2008	$1.50	February 8, 2013
Directors	325,000	February 21, 2008	$1.42	February 21, 2013
Officers	1,845,000	February 21, 2008	$1.42	February 21 2013
Consultants	240,000	February 21, 2008	$1.42	February 21, 2013
	2,510,000

As of February 28, 2008, there were an aggregate of 5,115,000 stock options outstanding.

The following table sets out the financial value of options exercised during the Company’s most recently completed financial year by directors, executive officers and others.

Optionee	Number of Shares Exercised	Date of Grant	Exercise Price ($/Security)	Expiration Date
Directors	200,000	December 31, 2002	$0.50	December 31, 2007
Officers	90,000	December 31, 2002	$0.50	December 31, 2007
Consultants	395,000	December 31, 2002	$0.50	December 31, 2007
Directors	130,000	September 10, 2003	$0.48	September 10, 2008
Consultants	110,000	September 10, 2003	$0.48	September 10, 2008
Consultants	50,000	February 10, 2004	$0.55	February 10, 2007
Directors	105,000	November 5, 2004	$0.40	November 5, 2009
Officers	100,000	November 5, 2004	$0.40	November 5, 2009

Optionee	Number of Shares Exercised	Date of Grant	Exercise Price ($/Security)	Expiration Date
Consultants	565,000	November 5, 2004	$0.40	November 5, 2009
Consultants	100,000	November 5, 2004	$0.40	November 5, 2009
Consultants	96,250	January 25, 2006	$0.30	January 25, 2011
Officers	30,000	March 13, 2006	$0.35	March 13, 2011
Consultants	20,000	July 17, 2006	$0.50	July 17, 2011
	1,891,250

No options granted to directors, executive officers and others were cancelled or expired during the Company’s most recently completed financial year.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s shares held by such persons as at February 28, 2008.

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
CDS & Company 25 Esplanade Toronto, ON, Canada	43,821,298	69.2%
Cede & Co Box 20, Bowling Green Stn New York, NY, USA	5,903,094	8%
Robert R. McEwen Toronto, Ontario	4,500,000	7.1%
Sprott Asset Management Suite 2700, South Tower, Royal Bank Plaza, Toronto, ON	3,875,213	6.07%

Notes

(1)

The information as to the shares beneficially owned by CDS and Cede is not within the knowledge of the Company and has been extracted from the registrar of shareholders maintained by the registrar and transfer agent for the Company’s shares.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended December 31, 2007, or proposed material transactions between the Company or any of its subsidiaries, except as previously disclosed in the audited year-ended December 31, 2007 consolidated financial statements.

C.

Interests of Experts and Counsel

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended December 31, 2007, which contain an Audit Report dated March 7, 2008.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Statement.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The annual high and low market prices for the shares of the Company on the Toronto Stock Exchange for each of the last five full financial years are as follows:

December 31	High (Cdn $)	Low (Cdn $)	Volume
2007	2.70	0.48	42,827,400
2006	0.67	0.22	21,477,237
2005	0.36	0.12	10,999,684
2004	0.64	0.24	13,252,642
2003	0.68	0.205	11,480,637

The high and low market prices for the shares of the Company on the Toronto Stock Exchange for each of the two most recently completed financial year for each quarter are as follows:

December 31	High (Cdn $)	Low (Cdn $)	Volume

2007
First Quarter	0.79	0.48	6,376,900
Second Quarter	0.69	1.61	12,504,600
Third Quarter	1.75	1.20	10,383,600
Fourth Quarter	2.70	1.50	13,562,300

2006
First Quarter	0.48	0.22	7,412,599
Second Quarter	0.67	0.30	8,458,725
Third Quarter	0.63	0.365	3,153718
Fourth Quarter	0.58	0.40	2,452,195

The high and low market prices for the shares of the Company on the Toronto Stock Exchange for the six most recently completed months are as follows:

December 31	High (Cdn $)	Low (Cdn $)	Volume

September 2007	1.80	1.39	2,992,800
October 2007	2.25	1.54	4,841,000
November 2007	2.70	1.91	6,452,500
December 2007	2.18	1.73	2,268.800
January 2008	2.18	1.20	3,816,200
February 2008	1.82	1.37	1,858,700

On December 31, 2007 the closing price of the shares of the Company on the TSX Exchange was $2.00

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

The following is the OTCBB trade history:

The annual high and low market prices for the shares of the Company on the OTC Bulletin Board for each of the last five full financial years are as follows:

December 31	High (US $)	Low (US $)	Volume

2007	2.85	.38	8,324,181
2006	0.59	0.152	4,724,490
2005	0.28	0.096	3,049,968
2004	0.51	0.18	2,323,439
2003	0.52	0.12	2,097,433

*The shares of the Company have been listed on the OTC Bulletin Board under trading symbol “ITFMF” since July 24, 2002 and under trading symbol “FGOVF” since September 4, 2002.

The high and low market prices for the shares of the Company on the OTC Bulletin Board for each of the two most recently completed financial year for each quarter are as follows:

December 31	High (US $)	Low (US $)	Volume

2007
First Quarter	0.68	0.38	1,287,653
Second Quarter	1.52	0.64	2,068.928
Third Quarter	1.79	1.01	2097,300
Fourth Quarter	2.85	1.51	2,870,300

2006
First Quarter	0.42	0.152	1,004,402
Second Quarter	0.59	0.32	1,992,340
Third Quarter	0.57	0.325	912,721
Fourth Quarter	0.52	0.35	815,027

The high and low market prices for the shares of the Company on the OTC Bulletin Board for the six most recently completed months are as follows:

	High (US $)	Low (US $)	Volume

September 2007	1.75	1.32	355,800
October 2007	2.45	1.51	816,900
November 2007	2.85	2.10	1,066,900
December 2007	2.15	1.70	986,500
January 2008	2.23	1.20	1.096,300
February 2008	1.85	1.35	521,600

On December 31, 2007 the closing price of the shares of the Company on the OTC Bulletin Board was US $2.03 per share.

The following table indicates the approximate number of record holders of shares at February 28, 2007, the number of record holders of shares with United States addresses and the portion and percentage of shares so held in the United States.  On February 28, 2008, 63,770,276 shares were allotted and outstanding which are fully paid.

Total Number of Registered Holders	Number of Registered US Holders	Number of Common Shares Held in US	Percentage of Shares
299	122	13,653,541	21.5%

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

G.

Performance Graph

	31-Dec-2002	31-Dec-2003	31-Dec-2004	31-Dec-2005	31-Dec-2006	31-Dec-2007
Freegold Ventures	100.00	114.61	80.90	50.56	108.99	449.44
TSX Composite Index	100.00	124.29	139.79	170.42	195.15	209.13

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

As of February 28, 2008, the Company has 63,770,276 shares without par value issued, allotted and outstanding which are fully paid.

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

Under the Business Corporations Act (British Columbia) (“BCA”), every pre-existing company remained subject to certain “Pre-existing Company Provisions” contained in the Company Act (British Columbia) (“BCCA”) unless such provisions are removed with the approval of the shareholders by way of special resolution.

In order to take advantage of the flexibility offered by the BCA, the board of directors of the Company proposed to remove the Pre-existing Company Provisions in connection with the adoption by the Company of a new form of Articles that incorporates provisions permitted under the BCA.  The removal of the Pre-

existing Company Provisions required the affirmative vote of not less than three-quarters of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy.  The Company’s shareholders passed such a resolution at the April 26, 2005 meeting.

C.

Material Contracts

During the year ended December 31, 2007 there were no material contracts entered into by the Company other than contracts entered into during the ordinary course of business.

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

H.

Documents on Display

Any documents referred to in this annual report may be inspected at the head office of the Company, 1750 – 700 West Georgia Street, Vancouver, BC V7Y 1B6, during normal business hours.

I.

Subsidiary Information

There is no information relating to the Company’s subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at December 31, 2007, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15.

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2007, being the date of the Company’s most recently completed fiscal year end.  This evaluation was carried out under the supervision and the participation of the Company’s Chief Executive Officer, Steve Manz and the Company’s Chief Financial Officer, Gordon Steblin.  Based upon the evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information relating to it required to be included in the Company’s period SEC filings.  There have been no changes in the Company’s internal controls or in other factors that significantly affected or could significantly affect internal controls subsequent to the date the Company carried out the evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Company’s most recently completed financial year ended December 31, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

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

AUDT COMMITTEE FINANCIAL REPORT

Charter of the Audit Committee of the Board of Directors

1.

Purpose

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”), of Freegold is to provide an open avenue of communication between Freegold’s management (“Management”), the independent Auditors (“Auditors”) and the Board and to assist the Board in its oversight of the following: integrity, adequacy and timeliness of Freegold’s financial reporting and disclosure practices; process for identifying the principal financial risks of Freegold and the control systems in place to monitor them; compliance with legal and regulatory requirements related to financial reporting; and independence and performance of Freegold’s Auditors.

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

4.

Responsibilities

A.

With respect to the Interim and Annual Financial Statements, the MD&A, the AIF and the 20F

a)

The Committee shall review Freegold’s interim financial statements for approval prior to their being filed with the appropriate regulatory authorities.  The Committee shall review Freegold’s annual audited financial statements and report thereon to prior to their being filed with the appropriate regulatory authorities.  With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgements of Management with Management and the Auditors and when the Committee deems it appropriate to do so.

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

Morris Medd, Hubert Marleau and Robert Jackson.

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

Mr. Jackson is an independent member of the audit committee and is financially literate.  With Mr. Jackson’s extensive work history working with private and public companies as a director, Mr. Jackson has an understanding of internal controls and procedures for financial reporting.

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

Services		Year ended December 31, 2007	Year ended December 31, 2006

Audit Services		$35,000	$30,000
Audit – and review – related services	$	Nil	$2,083
Tax services	$	Nil	$2,773
All other services	$	Nil	$-
		$35,000	$34,856

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

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

The following exhibits are filed with this Form 20-F Annual Report for the year ended December 31, 2007:

Exhibit 1:

Financial Statements

Cover Sheet

Auditor’s Report dated March 7, 2008

Consolidated Balance Sheet as at December 31, 2007 and 2006

Consolidated Statements of Changes in Shareholders’ Equity for the Fiscal Years Ended December 31, 2007, 2006 and 2005

Consolidated Statement of Loss and Comprehensive Loss for the Fiscal Years Ended December 31, 2007, 2006 and 2005.

Consolidated Statement of Cash Flows for the Fiscal Years Ended December 31, 2007, 2006 and 2005.

Consolidated Schedule of Mineral Property Costs for the Fiscal Years Ended December 31, 2007 and 2006

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

Rob Report

Exhibit 18:

Consent to File Rob Report

SIGNATURES

The Company certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated March 30, 2008

FREEGOLD VENTURES LIMITED

“Steve Manz”

Steve Manz

Chief Executive Officer

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer