Form 20-F
period 2008-12-31
FREEGOLD VENTURES LTD
filed 2009-04-27
CIK 1064052

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31st, 2008
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ______
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

Commission file number: 0-29840

FREEGOLD VENTURES LIMITED

 (Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

507 – 1540 West 2nd Avenue, Vancouver, British Columbia V6J 1H2 Canada

(Address of principal executive offices)

Freegold Ventures Limited
507 – 1540 West 2nd Avenue

Vancouver, British Columbia V6J 1H2 Canada

Tel: (604) 662 -7307

Facsimile: (604) 662- 3791

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:  None

Securities registered pursuant to Section 12(g) of the Act:

Common Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 64,226,593 common shares as at December 31, 2008

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer  ☐  Accelerated filer  ☐ Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP

International Reporting Standards as issued

☐

  Other ☒

by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☒  Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

This Annual Report on Form 20-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report on Form 20-F and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

GLOSSARY

The following are definitions of terms used in this Statement.

Auramet:	Auramet Trading LLC
Avalon:	Avalon Development Corporation
Almaden Agreement:	The property option agreement dated May 6, 1996, between the Company and the Almaden Optionors.
Almaden Assignment Agreement:	The assignment agreement dated December 13, 1995, as amended February 28, 1996, between Compass and the Company
Almaden Option:	The option granted by the Almaden Optionors to the Company pursuant to the Almaden Agreement to acquire up to a 60% interest in the Almaden Property.
Almaden Optionors:	Collectively, Ican Minerals Ltd., Ican Minerals Inc. and Canu Resources Ltd.
Almaden Property:	Those mineral claims located in Washington County in the State of Idaho, USA, which the Company holds an interest in pursuant to the Almaden Agreement
Canu:	Canu Resources, Inc., a wholly owned U.S. subsidiary of Freegold Ventures Limited
Company:	Freegold Ventures Limited, and, where the context so requires, its subsidiary, Free Gold Recovery USA
DD:	Diamond Drill
Escrow Agent:	CIBC Mellon Trust Company
Exchange:	TSX Exchange
FEI:	Fairbanks Exploration Inc.
Fairbanks Assignment Agreement:	The assignment agreement dated May 30, 1997, as amended February 26, 1998, entered into between the Company and FEI
Freegold US:	Free Gold Recovery, USA, a wholly owned U.S. subsidiary of Freegold Ventures Limited
Freegold USA:	Freegold Ventures Limited, USA , a wholly owned U.S. subsidiary of Freegold Ventures Limited
Golden Summit Property:	The mineral claims located in the Fairbanks Mining District in the State of Alaska, USA
g/t (or gpt):	Grams of gold per metric tonne of rock
Homestake:	Homestake Mining Company (now by Barrick Gold Corporation)
km:	Kilometres
Keystone:	Keystone Mines Partnership
Ican:	Ican Minerals, Inc., a wholly owned U.S. subsidiary of Freegold Ventures Limited
NSR:	Net Smelter Return
oz/t (or opt):	Troy ounces of gold per imperial ton of rock
oz:	Troy ounce
ppm:	Parts per million
ppb:	Parts per billion
RAB:	Rotary Air Blast Drilling
RC:	Reverse circulation
Tiomin:	Tiomin Resources Inc.

CONVERSION TABLE

In this Annual Report on Form 20-F a combination of Imperial and metric measures are used.  Conversions from Imperial measure to metric and from metric to Imperial are provided below:

Imperial Measure =	Metric Unit	Metric Measure =	Imperial Unit
2.47 acres	1 hectare	0.4047 hectares	1 acre
3.28 feet	1 meter	0.3048 meters	1 foot
0.62 miles	1 kilometer	1.609 kilometers	1 mile
0.032 ounces (troy)	1 gram	31.1 grams	1 ounce (troy)
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy/ton)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved,) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•

risks related to our limited financial resources;

•

risks related to our need for additional financing;

•

risks related to our history of operating losses;

•

risks related to our lack of production history;

•

risks related to competition in the mining industry;

•

risks related to increased costs;

•

risks related to possible shortages in equipment;

•

risks related to mineral exploration activities;

•

risks related to our lack of insurance for certain activities;

•

risks related to all our properties being in the exploration stage;

•

risks related to uncertainty that our properties will ultimately be developed;

•

risks regarding resource estimates;

•

risks related to differences between U.S. and Canadian practices for reporting resources and reserves

•

risks related to fluctuations in precious metal prices;

•

risks related to the possible loss of key management personnel;

•

risks related to possible conflicts of interest;

•

risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;

•

risks related to governmental and environmental regulations;

•

risks related to our ability to obtain necessary permits;

•

risks related to likely Passive Foreign Investor Company (“PFIC”) status has possible adverse tax consequences for U.S. investors

•

risks related our status as a foreign corporation;

•

risks related to current economic conditions; and

•

other risks related to our securities.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the sections entitled “Risk Factors”, “Information on the Company” and “Operating and Financial Review and Prospects” and in the exhibits attached to this Annual Report on Form 20-F.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

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

Selected Financial Data

Canadian GAAP

(In Canadian Dollars)

Selected Financial Data for the Fiscal Years Ended December 31

	2008	2007	2006	2005	2004
Cash	7,335	4,303,786	377,426	544,275	1,573,522
Total Assets	31,645,153	23,722,900	12,381,233	9,431,704	10,442,657
Current Liabilities	10,433,676	424,139	1,562,006	123,638	277,768
Loss under Canadian GAAP	(2,849,449)	(2,746,375)	(1,510,665)	(1,328,008)	(1,381,717)
Mineral Properties Written Off	-	(1,612,484)	(332,806)	(40,020)	(788,376)
Other Items	32,377	259,063	126,882	(342)	151,404
Amortization of Equipment	(453,968)	161,088	-	-	-
Foreign Exchange Loss	(1,173,327)	(61,373)	(28,675)	-	-
Interest Expense	(721,494)	(62,206)	(27,369)	-	-
Future income tax recovery	-	-	-	-	365,968
Net Loss	(5,165,861)	(4,384,463)	(1,772,633)	(1,368,370)	(1,652,721)
Deficit	(33,937,088)	(28,764,249)	(24,291,685)	(22,479,334)	(21,104,497)
Weighted Avg # Shares O/S	63,687,408	52,257,573	37,459,602	30,506,308	26,847,155
Loss Per Share	(0.08)	(0.08)	(0.05)	(0.04)	(0.06)

Selected Financial Data

US GAAP

(In Canadian Dollars)

Selected Financial Data for the Fiscal Years Ended December 31

	2008	2007	2006	2005	2004
Cash	7,335	4,303,786	377,426	544,275	1,573,522
Total Assets	3,592,001	5,604,182	819,396	847,526	2,933,286
Current Liabilities	10,433,676	424,139	1,562,006	123,638	277,768
Net loss under Canadian GAAP	(5,165,861)	(4,384,463)	(1,772,633)	(1,368,370)	(1,652,721)
Mineral Property Cost Adjustment	(9,304,985)	(6,556,881)	(2,977,659)	(1,074,807)	(599,354)
Future Income Tax Recovery	-	-	-	-	(288,868)
Net Loss	(14,470,846)	(10,941,344)	(4,750,292)	(2,443,177)	(2,540,943)
Deficit	(60,787,240)	(46,316,394)	(35,375,050)	(30,624,758)	(27,928,610)
Weighted Avg # Shares O/S	63,687,408	52,257,573	37,459,602	30,506,308	26,847,155
Loss Per Share	(0.23)	(0.21)	(0.13)	(0.08)	(0.09)

Currency and Exchange Rates

Since June 1, 1970, the Government of Canada adopted a floating exchange rate to determine the value of the Canadian dollar as compared to the US dollar. On March 30, 2009, the exchange rate in effect for Canadian dollars exchanged for US dollars, expressed in terms of Canadian dollars was $1.2590. This exchange rate is based on the noon buying rates of the Bank of Canada, as obtained from the website www.bankofcanada.ca.

For the past five fiscal years ended December 31, 2008, and for the three month period between December 1, 2008, and February 28, 2009, the following exchange rates were in effect for Canadian dollars exchanged for US dollars, calculated in the same manner as above:

Period	Average
Year ended December 31, 2004	$1.301
Year ended December 31, 2005	$1.211
Year ended December 31, 2006	$1.134
Year ended December 31, 2007	$1.074
Year ended December 31, 2008	$1.067

Period	Low	High
Month ended February 28, 2009	$1.2377	$1.2531
Month ended January 31, 2009	$1.2161	$1.2356
Month ended December 31, 2008	$1.2247	$1.2447
Month ended November 30, 2008	$1.2069	$1.2313
Month ended October 31, 2008	$1.1695	$1.1924
Month ended September 30, 2008	$1.0521	$1.0636

B.

Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.

Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.

Risk Factors

An investment in our common shares is highly speculative and subject to a number of known and unknown risks.  Only those persons who can bear the risk of the entire loss of their investment should purchase our securities.  An investor should carefully consider the risks described below and the other information that we file with the SEC and with Canadian securities regulators before investing in our common shares.  The risks described below are not the only ones faced.  Additional risks that we are not currently aware of or that we currently believe are immaterial may become important factors that affect our business.  If any of these risks occur, operating results and financial conditions could be seriously harmed, the market price of our common shares could decline and the investor may lose all of their investment.  The risk factors set forth below and elsewhere in this Annual Report, and the risks discussed in our other filings with the SEC and Canadian securities regulators may have a significant impact on our business, operating results and financial condition and could cause actual results to differ materially from those projected in any forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

In addition to other information in this Annual Report, you should carefully consider the following risk factors in evaluating our business.

We have limited financial resources and no source of cash flow.

As a result of general market conditions and as a result of the poor performance of our gravity concentration plant we currently do not have sufficient funds to meet our current obligations. We currently have no external sources of liquidity and all additional funding required for the foreseeable future will have to be obtained by either sale of mineral properties or sale of securities.  Should we elect to satisfy our cash commitment by way of private placement, public offering or sales of mineral properties, there can be no assurance that our efforts to raise such funding will be successful, or achieved on terms favourable to us or our shareholders. Such financings, to the extent that they are available may result in substantial dilution to our existing shareholders.  Failure to obtain additional financing on a timely basis could cause us to forfeit all or a portion of our interest in the assets or the rights now held by us and our ability to continue as a going concern.  As described in Note 1 to our consolidated financial statements, our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future and we will be able to realize assets and discharge our liabilities in the ordinary course of business. There can be no assurance that we will be able to continue as a going concern.

None of the Company's properties have commenced commercial production and the Company has no history of earnings or cash flow from its operations other than from a limited bulk sampling program.  As a result there can be no assurance that the Company will be able to develop and generate any of its property profitably or that its activities will generate positive cash flow.  The only present source of funds available to the Company is through the sale of its common shares.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on any property.  While the Company may generate additional working capital through the operation, sale or possible joint venture development of its properties, there is no assurance that any such funds will be available for operations. – this seems a rehash of the above paragraph – why is it here?

If we do not obtain additional financing, our business will fail.

Our current operating funds are less than necessary to complete exploration of our mineral claims, and therefore we will need to obtain additional financing in order to complete our business plan.  As of December 31, 2008 we had $7,335  in cash on hand.  Cash on hand at the date of filing this Annual Report is approximately $1,500.

Our business plan calls for significant expenses in connection with the exploration of our mineral claims. We will require additional financing in order to complete these activities and to meet our current debt obligations. In addition, we will require additional financing to sustain our business operations if we are not successful in earning revenues once exploration is complete. We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required.

We have a history of losses.

We have incurred losses in our business operations since inception, and we expect that we will continue to incur additional losses for the foreseeable future.  Since our incorporation on July 22, 1985 to December 31, 2008, we incurred losses determined under US GAAP totaling Cdn $ 60,787,240. Very few junior mining resource companies ever become profitable. Failure to achieve and maintain profitability may adversely affect the market price of our common stock.   There can be no assurance that we will achieve profitability in the future or at all.

We have not identified any commercially viable mineral deposits. We have not commenced development or commercial production on any of our properties.  We have no history of earnings or cash flow from operations.  We do not have a line of credit and our only present source of funds available may be through the sale of our equity shares, or assets.  Even if the results of exploration are encouraging, we may not have the ability to raise sufficient funds to conduct further explorations to determine whether a commercially mineable deposit exists on any of our properties.  While additional working capital may be generated through the issuance of equity or debt, the sale of properties or possible joint venturing of the properties, we cannot assure you that any such funds will be available for operations on acceptable terms, if at all.

In addition, should we be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those contained in our financial statements.

We have no production history from our mineral properties other than from a LIMITED bulk sampling program.

Although we produced 400 ounces of gold from our Golden Summit Project, this was done as a bulk sampling program and NOT as Commercial Production. We have no history of producing metals from any of our properties as each of our properties is in the exploration stage.  Advancing properties from exploration into the development stage requires significant capital and time, and successful commercial production from a property, if any, will be subject to completing positive feasibility studies, permitting and construction of the mine, processing plants and roads and other related works and infrastructure.  As a result, we are subject to all the risks associated with developing and establishing new mining operations and business enterprises including:

•

Completion of feasibility studies to define reserves and commercial viability, including the ability to find sufficient mineral reserves to support a commercial mining operation;

•

The timing and cost, which can be considerable, of further exploration, preparing feasibility studies, permitting and construction of infrastructure, mining and processing facilities;

•

The availability and costs of drill equipment, qualified exploration personnel, skilled and reliable labour and mining and processing equipment, if required;

•

The availability and cost of appropriate smelting and/or refining arrangements, if required;

•

Compliance with environmental and other governmental approval and permit requirements;

•

The availability of funds to finance exploration, development and construction activities, as warranted;

•

Potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants which may delay or prevent development activities; and

•

Potential increases in exploration, construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

The costs, timing and complexities of exploration, development and construction activities may be increased by the location of our properties and demand by other mineral exploration and mining companies.  It is common in exploration programs to experience unexpected problems and delays during drill programs and, if warranted, development, construction and mine start-up.  Accordingly, our activities may not result in profitable mining operations and we may not succeed in establishing mining operations or profitability producing metals at any of our properties.

Increased costs could affect our financial condition.

We anticipate that costs at our projects that we may explore or develop, will frequently be subject to variation from one year to the next due to a number of factors, such as changing ore grade, metallurgy and revisions to mine plans, if any, in response to the physical shape and location of the ore body.  In addition, costs are affected by the price of commodities such as fuel, rubber and electricity.  Such commodities are at times subject to volatile price movements, including increases that could make production at certain operations less profitable. A material increase in costs at any significant location could have a significant effect on our profitability.

A shortage of equipment and supplies could adversely affect our ability to operate our business.

We are dependent on various supplies and equipment to carry out our mining exploration and, if warranted, development operations. The shortage of such supplies, equipment and parts could have a material adverse effect on our ability to carry out our operations and therefore limit or increase the cost of production.

Our operations are subject to the inherent risk associated with mineral exploration activities.

Mineral exploration activities and, if warranted, development activities generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Environmental hazards, industrial accidents, unusual or unexpected geological formations, fires, power outages, labour disruptions, flooding, explosions, cave-ins, land-slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  Operations and activities in which we have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines, if any, and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage.  We plan to obtain insurance, in amounts that we consider to be adequate, to protect ourselves against certain of these mining risks once we commence mining operations.  However, we may become subject to liability for certain hazards which we cannot insure against or which we may elect not to insure against because of premium costs or other reasons.  The payment of such liabilities may have a material, adverse effect on our financial position.  At the present time, we do not conduct any mining operations and none of our properties are under development, and, therefore, we do not carry insurance to protect us against certain inherent risks associated with mining.  Reclamation requirements vary depending on the location and the managing regulatory agency, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance landforms and vegetation.

Mineral exploration involves a high degree of risk against which we are not currently insured.

The Company’s exploration activities are subject to the hazards and risks normally incident to the exploration for and development and production of precious minerals, any of which could result in damage for which the Company may be held responsible. Hazards such as unusual or unexpected weather, rock formations, formation pressures, fires, power outages, landslides, flooding cave-ins or other adverse conditions such as the inability to obtain suitable or adequate machinery, equipment or labor may be encountered in the drilling and removal of material.  While the Company may obtain insurance against certain risks in such amounts as we consider adequate, the nature of these risks is such that liabilities could exceed policy limits or could be excluded from coverage.  There are also risks against which the Company cannot insure or against which we may decide not to insure.

It is not always possible to fully insure against such risks and we may decide to forego insuring against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our common shares. We do not currently maintain insurance against environmental risks relating to our mineral property interests, though we have obtained third party liability insurance, to counter the effects of these risks.

All of our properties are in the exploration stage and are highly speculative in nature, which means there can be no assurance that our programs will result in the discovery of any economically feasible mineral deposit.

At present, none of our properties have a known body of ore and all our proposed exploration programs are an exploratory search for ore.  We will only develop our mineral properties if we obtain satisfactory results from our exploration programs.   The development of gold and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  We have relied and may continue to rely upon consultants and others for exploration expertise.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  We cannot assure you that any mineral deposits will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.  Depending on the price of gold other minerals produced, if any, we may determine that it is impractical to commence or, if commenced, continue commercial production.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as market fluctuations, the global marketing conditions for uranium and other metals, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.  Our properties are located in the Alaska and Idaho in the United States. This jurisdiction impose certain requirements and obligations on the owners of exploratory properties which includes, among other things, certain application and permit requirements, certain limitations on mining and exploration activities, periodic reporting requirements, limited terms and certain fees and royalty payments.

Very few mineral properties are ultimately developed into producing mines.

The business of exploration for minerals and mining involves a high degree of risk such as unusual or unexpected geological formations and the inability to obtain suitable or adequate machinery, equipment or labour and is highly speculative in nature. Few properties that are explored are ultimately developed into commercially viable mining operations. At present, our existing properties have no known significant body of commercial ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore. The occurrence of unsuccessful exploration efforts may eventually lead to us needing to cease operations.

The success of commodity exploration is determined in part by the following factors:

•

Identification of potential mineralization based on surficial analysis;

•

Exploration permits, as granted by the various government bodies;

•

Experience and quality of management and geological consultants;

•

Capital available for exploration activity.

Substantial expenditures are required for us to establish proven and probable ore reserves through drilling and analysis, to develop metallurgical processes, to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  In making the determination as to the commercial viability of a mineral deposit, a number of factors are considered, which include, without limitation, the particular attributes of the deposit, such as size, grade, and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, and use importing and exporting or minerals and environmental protection.

Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that we will discover minerals in sufficient quantities to justify commercial operations or that we can obtain the funds required for development on a timely basis.

We may invest significant capital and resources in exploration activities and abandon such investments if we are unable to identify commercially exploitable mineral reserves.  The decision to abandon a project may have an adverse effect on the market value of our securities and the ability to raise future financing.

We have no producing mines at this time.

There are no known economic reserves on any of the Company’s properties at this time.

Calculations of mineral reserves and of mineralized material are estimates only, subject to uncertainty due to factors including metal prices, inherent variability of the ore, and recoverability of metal in the mining process.

There is a degree of uncertainty attributable to the calculation of reserves and corresponding grades dedicated to future production. Until mineral reserves are actually mined and processed, the quantity of ore and grades must be considered as an estimate only. In addition, the quantity of mineral reserves and ore may vary depending on metal prices. Estimates of mineral resources under Canadian guidelines are subject to uncertainty as well. The estimating of mineral reserves and mineral resources under Canadian guidelines is a subjective process and the accuracy of such estimates is a function of the quantity and quality of available data and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any reserve or estimate of mineral resources under Canadian guidelines, and the actual deposits encountered and the economic viability of mining a deposit may differ materially from our estimates. Estimated mineral reserves or mineral resources under Canadian guidelines may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence estimates of mineral reserves or mineral resources under Canadian guidelines. Any material change in the quantity of mineral reserves, mineralization, grade or stripping ratio may affect the economic viability of our properties. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Differences in U.S. and Canadian reporting of reserves and resources

The Company’s reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as the Company generally reports reserves and resources in accordance with Canadian practices. These practices are different from those used to report reserve and resource estimates in reports and other materials filed with the SEC.  It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report "resources" only as in-place tonnage and grade without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this Annual Report, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

The prices of precious metals fluctuate and directly impact on our business activities.

Our business activities are significantly affected by the prices of precious metals on international markets.  The price of minerals affects our ability to raise financing, the commercial feasibility of our properties, the future profitability of our properties should they be developed and our future business prospects. The prices of precious metals fluctuate widely and are affected by numerous factors beyond our control, including expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, and global or regional political or economic crisis.

Our business is affected by market fluctuations in the prices of the minerals sought, which are highly volatile.  Depending on the price of such minerals, we may determine that it is impractical to continue our exploration activities or, if warranted, to commence commercial development or production of our properties, if a mineral deposit is identified.

Precious metal prices may fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers, central bank sales and purchases of gold and production and cost levels in major mineral-producing regions.  Moreover, mineral prices are also affected by macro-economic factors that are beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the Canadian dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  We cannot assure you that the price of such minerals will remain stable or that such prices will be at a level that will prove feasible to continue our exploration activities, or, if applicable, begin development of our properties.

The current demand for and supply of precious metals affects their respective prices, but not necessarily in the same manner as current demand and supply affect the prices of other commodities.  If prices of such minerals should decline for a sustained period, we could determine that it is not economically feasible to continue our exploration activities and such decision will have a material adverse affect on our business and results of operations.

The loss of key management personnel may adversely affect our business and results of operations.

The success of our operations and activities is dependent to a significant extent on the efforts and abilities of our management, and we do not maintain key employee insurance for any of our management team.  Investors must be willing to rely to a significant extent on their discretion and judgment.

Certain directors may be in a position of conflicts of interest.

Certain members of our board also serve as directors of other companies involved in natural resource exploration and development. Consequently, there exists the possibility that those directors may be in a position of conflict. Any decision made by those directors will be made in accordance with their duties and obligations to deal fairly and in good faith of our company and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

There may be defects in the title to our properties.

In accordance with mining industry practice, we attempt to acquire satisfactory title to our properties but have not obtained title insurance with the attendant risk that some titles, particularly titles to undeveloped properties, may be defective.  In accordance with mining industry practice, we have not obtained title insurance on the mineral claims held by us.  The Company carries out all normal procedures to obtain title and make a conscientious search of mining records to confirm that the Company has satisfactory title to the properties it has acquired by staking, purchase or option, and/or that satisfactory title is held by the optionor/owner of properties the Company may acquire pursuant to an option agreement, and/or that satisfactory title is held by the owner of properties in which the Company has earned a percentage interest in the property pursuant to a joint venture or other type of agreement.  However, the possibility exists that title to one or more of the claims held by the Company, or an optionor/owner, or the owner of properties in which the Company has earned a percentage interest, might be defective for various reasons.  The Company will take all reasonable steps to perfect title to any particular claims(s) found to be in question or deficient.

The Company owns or has the right to earn interests in properties under contract with a number of individuals and corporations.  By the Company’s present assessment its’ most significant interests under earn-in options are the Golden Summit Property and the Almaden Property.  The Almaden Property rests upon a chain of contractual leases and grants and options between various parties.  The Golden Summit Property is held pursuant to the Fairbanks Assignment Agreement and several other key contracts. The Company is working under laws of the US and, although the Company has affected such researches and professional opinions as it considers financially reasonable in the circumstances, it has not engaged surveys or complete and unqualified professional opinions at this stage in the exploration of its properties.

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

There is no assurance of the title to or boundaries of our resource properties.

Our mineral property interests may be subject to prior unregistered agreements of transfers or native land claims and title may be affected by undetected defects. We have not conducted surveys on the property and there is a risk that the boundaries could be challenged.

Our operations may be adversely affected by government and environmental regulations.

Each phase of the Company’s operations is subject to government and environmental regulations promulgated by government agencies from time to time.  Environmental legislation provides for restrictions and prohibitions on spills, release or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments.

Environmental legislation is evolving in a manner which means that standards, enforcements, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for us and our directors, officers and consultants. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of our operations. We do not maintain environmental liability insurance.

The Company’s activities are subject to extensive regulations governing various matters, including management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures.  The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements.  It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company’s operations and delays in the exploration and development of its mineral properties.

We may require permits and licenses that we may not be able to obtain.

Our operations may require licenses and permits from various governmental authorities. There can be no assurance that we will be able to obtain all of the necessary licenses and permits that may be required to conduct exploration, development and mining operations at our projects on certain properties in Alaska and Idaho.

Likely Passive Foreign Investor Company (“PFIC”) status has possible adverse tax consequences for U.S. investors

Current holders of and potential investors in our common shares who are U.S. taxpayers should be aware that the Company expects to be a passive foreign investment company (“PFIC”) for the current fiscal year, and may have been a PFIC in prior years and may also be a PFIC in subsequent years.     If the Company is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayers generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of the Company.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.  A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  U.S. taxpayers are advised to seek the counsel of their professional tax advisors.  This paragraph is qualified in its entirety by the discussion below under the heading “Taxation—Certain U.S. Federal Income Tax Considerations.”  Each U.S. taxpayer should consult his or her own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our common shares.

The business of mineral exploration is highly competitive and there is no assurance we can compete with other competitors for financing, qualified personnel and other resources related to the operation of our business.

Significant competition exists for the limited number of property acquisition opportunities available.  As a result of this competition, some of which is with large, established mining companies with substantial capabilities and greater financial and technical resources than us, we may be unable to acquire attractive mining properties on terms we consider acceptable.  Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and exploited economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of funding such properties.  Many competitors not only explore for and mine precious metals and minerals but conduct refining and marketing operations on a worldwide basis.  Such competition may result in our being unable to acquire desired properties, to recruit or retain qualified employees, to obtain necessary exploration, development or production equipment or to acquire the capital necessary to fund our operations and develop our properties.  Our inability to compete with other mining companies for these resources may have a material adverse effect on our results of operation and business.  There can be no assurance that our exploration and acquisition programs will yield any reserves or result in any commercial mining operation.

We are a foreign corporation and most of our directors and officers are outside of the United States, which may make enforcement of civil liabilities difficult.

We are incorporated under the laws of the Province of British Columbia, Canada.  Four of our directors and four officers are residents of Canada.  Consequently, it may be difficult for United States investors to affect service of process within the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgment of a US court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the US court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

As a foreign private issuer, our shareholders may have less complete and timely data.

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act.  Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders.  The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

Recent market events and conditions

In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for us to obtain, or increase our cost of obtaining, capital and financing for its operations.  The Company’s access to additional capital may not be available on terms acceptable to it or at all.

General economic conditions

The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability.  Specifically:

•

The global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

•

the volatility of gold prices may impact our revenues, profits and cash flow;

•

volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and

•

the devaluation and volatility of global stock markets impacts the valuation of our equity securities

These factors could have a material adverse effect on our financial condition and results of operations.

Risks Related to Our Common Stock

We do not intend to pay cash dividends.

We have never, and we do not have any intention of paying cash dividends in the foreseeable future.  In particular, there can be no assurance that our Board of Director’s will ever declare cash dividends, which action is completely within their discretion.

Economic conditions and fluctuation and volatility of stock price may negatively impact shareholder value

The market price of our common shares is highly volatile.  If investors’ interest in the sector in which we operate declines, the price for our common shares would likely also decline.  In addition, trading volumes in our common shares can be volatile and if the trading volume of our common shares experiences significant changes, the price of our common shares could be adversely affected.  The price of our common shares could also be significantly affected by other factors, many of which are beyond our control.

Fluctuations in economic conditions, such as the continuing downturn in the global economy, may also significantly affect our ability to meet our objectives which could adversely affect our share price.

Broker-dealers may be discouraged from effecting transactions in our shares because they are considered a penny stock and are subject to the penny stock rules.

Our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

At the end of the December 31, 2010 fiscal year, we will be required to provide an auditor’s attestation on the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002-- any adverse results from such attestation could result in a loss of investor confidence in our financial reports and have an adverse effect on the price of our shares of common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we have furnished a report by management on our internal control over financial reporting in this Annual Report.  Such report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective.

For our Annual Report for the fiscal year ended December 31, 2010, such report must also contain a statement that our auditors have issued an attestation report on the effectiveness of such internal controls.

We have evaluated our internal control over financial reporting and have concluded that our internal control over financial reporting is effective.  Our auditors have not conducted the evaluation necessary to provide an attestation report on the effectiveness of our internal control over financial reporting.  During the auditor’s evaluation and testing process, they may identify one or more material weaknesses in our internal control over financial reporting, and they will be unable to attest that such internal control is effective. If our auditor’s are unable to attest that our internal control over financial reporting is effective as of December 31, 2010, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

Failure to comply with the new rules may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.

If we raise additional funding through equity financings, then our current shareholders will suffer dilution.

One of our sources of possible future funding includes sale of equity capital or debt financing. Any sale of equity capital will result in dilution to existing shareholders. The only other alternative for the financing of further exploration would be the offering by us of an interest in our properties to be earned by another party or parties carrying out further exploration thereof.

Dilution through contractor, director and consultant options could adversely affect our stockholders.

Because our success is highly dependent on our contractors, we grant some or all of our key contractors, officers, directors and consultants options to purchase common shares, as non-cash incentives. If significant numbers of these options are granted and exercised, the interests of other stockholders may be diluted.

As of December 31, 2008, the Company had reserved 8,700,308  common shares for issuance upon the exercise of warrants and incentive stock options, and for the issuance for performance shares.  Such common shares represent a potential equity dilution of approximately 14% based upon the number of outstanding and allotted shares at December 31, 2008 of 64,226,593.  Furthermore, the Company may enter into commitments in the future, which would require the issuance of additional common shares and may grant additional stock options and/or issue additional warrants.  At December 31, 2008 the Company had unlimited and authorized but unissued and unreserved common shares.  Issuance of additional shares would be subject to Exchange regulatory approval and compliance with applicable securities legislation.  The Company currently has no plans to issue common shares other than for the purposes of raising funds for property acquisition, exploration and for general working capital.

Our common stock is thinly traded.

The trading market for our shares is not always liquid. The market price of the Company’s common shares has ranged from a high of $2.17 and a low of $0.11 during the twelve month period ended December 31, 2008.  Although our shares trade on the TSX Exchange (“TSX”) and the FINRA Over the Counter Bulletin Board (“OTCBB”) and are quoted in Germany on the Frankfurt, Berlin, Stuttgart and Munich stock exchanges under the trade symbol FR4.  The volume of shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our shares.

Compliance with Applicable Canadian Laws and Regulations

In Canada the Company is in the exploration stage.  To date all permits required to conduct exploration programs have been applied for. Should additional exploration take place, the Company will continue to comply with all permits required for field exploration.

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

The Company's office is located at 507 – 1540 West 2nd Avenue, Vancouver, British Columbia V6J 1H2. The Company is a reporting issuer in the Provinces of British Columbia, Alberta, and Ontario, Canada.  Its common shares were traded on the TSX Venture Exchange starting March 11, 1987 under the trade symbol “ITF”.  Since May 19, 1998, the Company’s common shares have traded on the TSX Exchange under trade symbol “ITF”.  The Company has also been listed on the OTCBB since July 24, 2002, first under the trade symbol “ITFMF”, and since September 4, 2002 under the trade symbol “FGOVF”.  The Company’s common shares are also quoted in Germany on the Frankfurt, Berlin, Stuttgart and Munich stock exchanges under the trade symbol FR4.

B.

Business Overview

The Company, together with or through its US subsidiaries carries on the business of acquiring and exploring precious metal properties in the US and Canada.  The Company's material mineral properties are the Golden Summit Property, Alaska, and the Almaden Property, Idaho.  Non-material exploration properties include the Rob, Vinasale and Union Bay properties in Alaska and the PGM A Property in Ontario.

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

C.

Organizational Structure

The Company is the sole shareholder of Freegold US, Freegold USA, Ican and Canu, all US corporations.

D.

Property, Plants and Equipment

Figure and Table numbers have been renumbered from the text excerpts from original reports included in this document to facilitate reading

1.

Golden Summit Property – Alaska, USA

Property Description and Location

The Golden Summit project consists of 14 patented Federal lode claims, 76 unpatented Federal lode claims and 80 State of Alaska mining claims covering approximately 5,000 acres in the Fairbanks Mining District of Alaska known as the Golden Summit Property. In January 2008, the Company purchased approximately 300 acres of land in the Golden Summit Project Area.

By various agreements dated from 1 December 1992 to 9 May 1997, the Company acquired from Fairbanks Exploration Inc. (“FEI”) certain mineral claims in the Fairbanks Mining District of Alaska known as the Golden Summit Property, subject to a 7% working interest held in trust for FEI by the Company. The property is controlled by the Company through long-term lease agreements or outright claim ownership. As consideration for the property, the Company agreed to:

-  Issue 25,000 shares of the Company (issued in 1997);

- Issue 25,000 shares of the Company for each US$1,000,000 in expenditures spent on the property including all underlying lease obligations since 9 May 1997 to an aggregate of 125,000 shares. As at 31 December 2008, the Company had issued 125,000 shares.

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

Underlying Leases

(i)

Keystone Claims

By agreement dated 17 May 1992 and amended 15 May 2000 and 30 November 2001, the Company agreed to make advance royalty payments as follows:

	US Funds
1992 – 1998 (US$15,000 per year)	$105,000	(paid)
2000	$50,000	($25,000 paid in cash and $25,000 with 58,898 treasury shares issued)
2001- 2006 (US$50,000 per year)	$300,000	(paid)
2007 (US$150,000 per year)	$150,000	(paid)
2008 (US$150,000 per year)	$150,000	(paid $75,000 in 2008 with the remaining $75,000 paid in 2009, subject to a payment extension.
2009 – 2019 (US$150,000 per year)	$1,650,000

* The 2001 US$50,000 advance royalty payment was settled by issuing 250,000 shares. These shares were issued during the year ended 31 December 2002.  An amendment signing bonus of US$50,000 was paid 1 October 2000.  The leased property is subject to a 3% NSR.

During exploration and before commencement of production the Company was required to perform a minimum amount of work on the Property in an amount of not less than US$50,000 in each of the calendar years 2000 through 2008 (completed). The Company shall have until March 31st of each year to determine whether it will continue with the lease.

(ii)

Newsboy Claims

By lease agreement dated 28 February 1986 and amended 26 March 1996, the Company assumed the obligation to make advance royalty payments of US$2,500 per year until 1996 (paid) and US$5,000 per year until 2006 (paid to date). During 2006, the Company renewed the existing lease term for an additional 5 years on the same terms and conditions. The claims are subject to a 4% NSR which the Company has an option to purchase for the greater of the current value or US$1,000,000. These payments are current.

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

Freegold acquired an interest in the Golden Summit project in mid-1991 and since then has conducted extensive mapping, soil sampling, trenching, rock sampling, geophysical surveys and core, reverse circulation, and rotary air blast drilling on the project (Freeman, 1991; Galey and others, 1993; Freeman and others, 1996; Freeman and others, 1998; Freeman, 2004; Freeman, 2005; Freeman, 2006 and Freeman, 2007). Freegold acquired an interest in the Golden Summit project in mid-1991 and since then has conducted extensive mapping, soil sampling, trenching, rock sampling, geophysical surveys and core, reverse circulation, and rotary air blast drilling on the project (Freeman, 1991; Galey and others, 1993; Freeman and others, 1996; Freeman and others, 1998; Freeman, 2004; Freeman, 2005; Freeman, 2006 and Freeman, 2007, 2008). Drilling completed by Freegold on the Golden Summit project since 1991 includes 88,241 feet of core and reverse circulation in 214 holes and 80,822 feet of rotary air blast drilling in 2,028 holes.

In 2004 exploration work at Golden Summit consisted of diamond core drilling at Cleary Hill mine prospect (6 holes, 4,960.5 feet) and trenching (1,790 feet) and diamond core drilling at the Tolovana prospect (7 holes,

3,585 feet). Total expenditures in 2004 were $301,852 on the Cleary Hill prospect and $355,424 on the Tolovana prospect. In additional a total of 683 line-kilometers of fixed-wing airborne magnetics was flown over the Golden Summit project. In 2005, dozer and backhoe trenching were conducted at the Cleary Hill prospect (6 trenches, 1,270 feet). Total expenditures in 2004 were $850,000. In 2006 four programs totaling 321 man-days of work were completed at a cost of $816,000, all of which was spent in the Cleary Hill mine area. This work included dozer trenching and collection of 9,900 tons of bulk sample from the Beistline, Cleary Roadcut, Cleary High Grade, D8, Red, Alaska, Wackwitz and Currey zones.

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

During 2008 a total of 10,063.5feet of diamond core drilling was completed in 26 holes.  A total of 21,139 feet of exploration RAB drilling was completed in 291 holes averaging 63 feet deep.  A total of 19,635 feet of definition RAB drilling was completed in 1,063 holes averaging 18.5 feet deep and sampled on 2.5 foot intervals.  Total approximate expenditures at Golden Summit in 2008 was $3,199,940. In addition, stripping and stockpiling was completed in the Beistline pit area, Fence 1 pit and the Cleary North pit. A total of 28,274 tons of high grade material from these pits was transported to and processed at the company’s gravity test plant on Cleary Creek. The final results from bulk sample processing conducted by Freegold in 2008 are not yet available to the authors.

Total expenditures from 1991 through 2006 amount to $8.2 million with an additional $7,391,698 spent in 2007 and 2008.  Work completed during the period 1991 through 2008 is in excess of those amounts required by law and contract.

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

Property Geology

Rocks on the Golden Summit project are folded about earlier northwest and northeast trending isoclinal recumbent fold axes followed by an open folded N60-80E trending event (Hall, 1985). Upper plate rocks of the Chatanika terrane have been affected by more intense northwest and northeast trending isoclinal and recumbent folding followed by folding along the same N60-80E trending axis which affected lower plate rocks. Lithologic packages in both the upper and lower plates are cut by steeply dipping, high angle northwest and northeast trending shear zones, some of which are mineralized (Figure 3). Recent large-scale trenching in the Cleary Hill mine area suggest that numerous low angle structures are present in the Golden Summit project area, some of which are mineralized. Late post-mineral north-south structures with normal motion further dissect the project. Airborne magnetic data in this part of the Fairbanks District indicate the presence of district scale east-west and northeast trending structures which appear to post-date N60-80E folding (DGGS, 1995). Gold mineralization on the Golden Summit project post-dates regional and district scale folding and is contemporaneous with or slightly younger than district-scale northeast trending structures and plutonic activity. Excavations completed in the Cleary Hill area in 2006, 2007 and 2008 clearly indicate that the strike and/or dip of gold-bearing quartz veins were influenced by pre-existing fold geometry

Exploration

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

The following is an exploration summary for 2008 and unless otherwise noted, all of the exploration work contained in this section was conducted on the Cleary Hill mine prospect on the western Golden Summit project. A detailed summary of work conducted prior to 2007 is presented in Freeman (2008) and will not be summarized.

Core Drilling

A diamond core drilling program was completed at the Cleary Hill prospect during a 51-day period in February, March and April, 2008. Drilling consisted of 23 holes totaling 8,839.5 feet.  Of this total, 13 holes, totaling 6,757 feet were completed in the Fence 1 area and 10 holes, totaling 2,082.5 feet were completed in the Beistline pit area (Table 1). Core holes were drilled in two areas, testing mineralization on the multiple shear and vein swarms at the Fence 1 and Beistline bulk sample sites.  Because of coarse gold loss concerns, whole core analysis was conducted during the 2008 core drilling program. Procedures followed for this work are presented in “Sample Method and Approach”.

The 2008 Cleary Hill prospect core drilling program had two primary and one secondary goal as follows:

1.

Extension of RAB mineralization: One of the primary goals of the 2008 core program was to extend mineralization from shallow RAB drill holes to depth below the maximum 78-foot depth reached by 2007 RAB holes on Fence 1 and to extend mineralization east along strike from the predominantly southwest-dipping vein swarm identified by trenching and RAB drilling.  Core drilling was successful in extending mineralization to depth and along strike and helped quantify important structural information previously inferred from RAB drilling.

2.

Optimum Hole Spacing: The other primary goal of the 2008 Cleary Hill core program was to determine optimum core hole spacing and orientation that would allow reliable resource estimates to be calculated using combined RAB and core hole data. Evaluation of the drilling results suggests resource estimation will require closer spaced core drilling than was conducted in 2008.

3.

Continuity to Depth: A secondary goal of the 2008 Cleary Hill prospect core drilling program was to test the depth extent and grade of structures extending from the Wackwitz vein on the south to the Cleary Hill vein on the north. As expected from previous core drilling in the Cleary Hill area between 1997 an 2004, structural continuity at depth appears promising but grade continuity is unpredictable at the hole spacings utilized in 2008.

Table 1: 2008 core hole summary for the Cleary Hill mine prospect

Hole #	Prospect	Elev. (ft)	Azim. (°)	Angle (°)	TD (ft)
GSDC0801	Cleary Fence 1	1542.60	180	-45	501
GSDC0802	Cleary Fence 1	1556.09	360	-60	201
GSDC0803	Cleary Fence 1	1558.31	360	-60	301
GSDC0804	Cleary Fence 1	1586.48	360	-60	401
GSDC0805	Cleary Fence 1	1599.50	360	-60	750
GSDC0806	Beistline Pit: Pad #1	1565.19	27	-45	107
GSDC0807	Beistline Pit: Pad #1	1566.09	27	-90	197
GSDC0808	Beistline Pit: Pad #2	1567.02	27	-90	217
GSDC0809	Beistline Pit: Pad #2	1567.32	27	-45	240
GSDC0810	Beistline Pit: Pad #3	1567.11	27	-45	241
GSDC0811	Beistline Pit: Pad #3	1566.99	27	-90	211
GSDC0812	Beistline Pit: Pad #4	1566.88	27	-90	215
GSDC0813	Beistline Pit: Pad #4	1566.38	27	-45	239
GSDC0814	Beistline Pit: Pad #5	1565.77	27	-45	196
GSDC0815	Beistline Pit: Pad #5	1565.98	27	-90	219.5
GSDC0816	Cleary Fence 1: 100E	1569.92	360	-60	327
GSDC0817	Cleary Fence 1: 100E	1579.36	360	-60	386
GSDC0818	Cleary Fence 1: 100E	1597.55	360	-60	766.5
GSDC0819	Cleary Fence 1: 100E	1614.08	360	-60	761
GSDC0820	Cleary Fence 1: 200E	1579.41	360	-60	535.5
GSDC0821	Cleary Fence 1: 200E	1591.83	360	-60	404
GSDC0822	Cleary Fence 1: 200E	1600.89	360	-60	671
GSDC0823	Cleary Fence 1: 200E	1624.17	360	-60	752
				TOTAL	8,839.5

Core drilling in 2008 began at Fence 1 with 5 holes drilled on 100 foot spacings along the north-south axis of the 2007 Fence 1 RAB drill pattern (Plate 1). Four of these holes were directed due north while one hole (GSDC0801) was directed due south (Table 1). Two additional north-south core drill lines, each containing 4 core holes, were offset to the east at 100 feet and 200 feet from the main Fence 1 drill line. All holes on the 100E and 200E drill lines were angled due north. The resulting drill pattern was a 100 foot by 100 foot grid covering an area 200 feet east-west by 400 feet north-south. The three north-south drill lines are referred to collectively as Cleary Fence 1.

Most north-directed core holes on Fence 1, including GSDC0805 and GSDC0816-GSDC0823, were targeted for termination beyond the down-dip projection of the Cleary Hill vein swarm. The Cleary Hill vein swarm was exposed in 2007 trenching between 225 feet and 350 feet north of the Fence 1 vein swarm.  The Cleary vein swarm dips on average at 45- 65 degrees southwest and strikes on average between 090 and 124 degrees.  Holes GSDC0801-GSDC0804 were relatively short holes designed to intersect only the Fence 1 vein swarm immediately below the RAB drilling.

Originally, 2008 core drilling at Fence 1 was planned to only test the down-dip and  east strike projections of the Fence 1 vein swarm.  The 2008 core drill pattern was determined accordingly, within and  to the south of the Fence 1 vein swarm. When drilling through the Cleary Hill vein swarm was added to the goals of the drill program, it became necessary to drill through the 225 foot wide unmineralized zone that lies between the Fence 1 and Cleary Hill vein swarms.  As a result, none of the Cleary Hill vein intercepts are near enough to the surface to constitute bulk sampling targets.

The main target within the Fence 1 vein swarm is a 300 foot wide zone of gold mineralization identified by trenching and RAB drilling in 2006 and 2007.  This zone is characterized by several shear  zones ranging in width from 2 to 12 feet, dipping southwest or southeast at 45 to 65 degrees, and striking between 076 and 110 degrees,  Mineralization within the shear zones is primarily restricted to quartz veins within the shears. These veins are generally fault bounded giving them limited strike continuity. Veins can occur at  the shear zone footwall boundaries, at the hanging wall boundaries, or meandering within the shear zone itself.  Some auriferous quartz veins follow conjugate joint sets between shear zones.  Mineralized quartz veins are typically sub-parallel to nearby shear zones and dip at similar angles.  When hosted in brittle rock units, the veins typically have sharp contacts with the wall rocks. In some competent host rocks, the veins form stockworks of anastomosing veinlets controlled primarily by pre-existing joint sets.

Following evaluation of the 2007 RAB drilling results, it appeared that the Fence 1 vein swarm was comprised of three discrete zones, referred to on the project as the north, middle, and southern sections.  The three sections were separated by varying widths of unmineralized rock.  Following the 2008 core drilling program and subsequent close-spaced RAB definition drilling, it became clear that the three Fence 1 zones are part of two intersecting vein swarms, referred to here as the Fence 1 and Wackwitz vein swarms.  Core and RAB drilling indicate these two swarms converge and/or diverge at depth and appear to converge along strike to the east in an area where little or no surface exploration has been done.  The significance of this apparent convergence, if any, remains untested and unclear.

In summary, the following conclusions can be drawn from the 2008 core drilling program at Fence 1:

1.

Drill results confirmed continuity of grade of the Fence 1 vein swarm at depth below the 2007 RAB drill pattern.

2.

Fence 1 core drilling also extended continuity of mineralization on strike 200 feet east of Fence 1 (through Fence 1, Line 200E).

3.

Hole spacing utilized in 2008 (100 foot square grid) was insufficient to allow reliable grade-tonnage calculation to be conducted.

4.

Intercepts of the Cleary Hill vein suggest is contains high grade mineralization similar to that seen at surface and similar to that mined in the historic underground mine.

5.

Low grade gold mineralization can occur both in the hanging wall and in the footwall of the Cleary Hill vein system. The reasons are unclear why the low grade mineralization forms where it does and what causes it to be concentrated above and/or below the higher grade veins.

2008 Beistline Core Drilling Results

Upon completion of hole GSDC0805 at Fence 1, drilling operations were moved to the Beistline pit. Holes GSDC0806 through GSDC0815.  These ten holes were drilled from 5 pads spaced 100 feet apart along the strike of the Beistline structure striking at approximately 124 degrees.  Table 2 presents a summary of significant geochemical results from the Beistline pit drilling. Drill hole collar locations are presented in Plate 1. Complete geochemical results can be found in Appendix 2. Cross sections through the 2008 Beistline core drilling are presented in Appendix 3.

The objective of core drilling at Beistline was to test mineralization on the down dip extension of the southwest dipping Beistline vein swarm which was previously identified by bulk sampling and trenching in 2006 and RAB drilling in 2007.  The Beistline vein swarm, which includes other known mineralized structures in both the footwall and hanging wall of the main Beistline shear, dips between 45 and 65 degrees southwest and strikes between 110 and 124 degrees.  Holes at Beistline were drilled as close to perpendicular to the strike of the Beistline structure as possible and when drilled other than vertical were oriented at azimuth 027 degrees. Two holes were collared at each drill pad set-up with one vertical and one angle hole at each pad. This allowed testing of mineralized structures slightly below the elevation of the bottom of the 2006 Beistline bulk sample pit and the vertical holes tested mineralization down dip on these structures below the reach of conventional RAB drilling.

In summary, the following conclusions can be drawn from the 2008 core drilling program at the Beistline pit area:

1.

The 2008 core drilling program at the Beistline pit area defined continuity on six mineralized structures (Beistline shear, BSTFW1, BSTFW2, BSTFW3, BSTHWV, the B1 shear) for a linear distance of 400 feet at the Beistline pit.

2.

The Beistline shear appears to be a master controlling structure and an extension of the East Fault identified further west in the underground workings of the Cleary Hill Mine.

3.

Core drilling at Beistline confirmed the previously unknown existence of multiple sub-parallel mineralized shears and veins (BSTFW1-BSTFW3) in the footwall of the Beistline shear which are either separate structures or splays of the main Beistline shear.

4.

The B1 and BSTHWV are mineralized structures in the hangingwall of the Beistline shear and appear to converge with the main Beistline structure.  This is further evidence to support the view that Beistline is a master structure and shears and veins in its hangingwall are splays off of the Beistline shear.

5.

Results from core drilling at Beistline confirm the high degree of grade variability on all structures along strike and downdip, similar to other mineralized veins and shears at Cleary Hill.

6.

Knowledge attained from core drilling at Beistline in 2008 will help to predict behavior of the Beistline and surrounding mineralization in its hangingwall and footwall moving southeast toward the Fort Apache and Anna Mary prospects.

7.

 Core drilling at Beistline also indicates mineralization is likely to continue northwest in the footwall of the Beistline/East fault structure into an area of the Cleary Hill mine prospect that as not been previous mined or explored from surface.

2008 Exploration RAB Drilling

In the spring of 2008, Freegold initiated an exploration RAB drilling program at Cleary Hill, drilling a total of 5,421 feet on two separate occasions from 2/13/08 to 3/07/08, and from 6/02/08 to 6/05/08. A total of 73 RAB holes were completed on two separate drill fences to test the multiple shear and vein swarms known to exist west of Fence 1 (Fence 24), and west of the Beistline pit (Fence 21).  Both RAB fences intercepted multiple significant grade-thickness intervals which correlate with veins and shear zones encountered in previous RAB drilling and bulk sample pit excavations.

2008 Definition RAB Drilling

Background: The purpose of the 2008 definition RAB drilling program was to collect sufficient data in proposed bulk sample pits to allow accurate grade-tonnage models to be constructed.  These data would be the primary tool used in grade control during bulk sampling.  A 2D model would allow geologists in the pit to control bulk sampling with cross sectional assay data and track structures laterally across pits with grade plan maps.  Geochemical assay data cross sections and plan view grade maps were generated primarily from 2008 definition RAB drilling assay results, but also included previously collected data from past core and RAB drill programs.

The definition RAB drill program at Golden Summit commenced in June 2008.  This program was commenced several weeks ahead of planned bulk sampling at the Beistline and Fence 1 pits and was a departure from exploratory RAB drilling in several ways. The sample technique, including the sample interval width, was changed for definition RAB drilling. Definition RAB drill holes were placed on a 10 foot x 10 foot grid pattern at the Beistline and Fence 1 pits to insure adequate coverage of mineralized structures along both strike and at depth.  Drill depths varied but were designed to push drilling to a common elevation at each of the bulk sample sites.

The only exception to the above-outlined drill pattern was the limited scale definition RAB drilling conducted in the Cleary North area. RAB drilling at Cleary North was limited to double lines of offset holes focusing on following the strike projections of several known mineralized veins and shears in the vicinity of the Cleary Hill vein.

Bulk Sampling

2007 Bulk Sample Stockpiles

Prior to the commencement of 2008 bulk sampling operations at Golden Summit, all bulk sample stockpiles that were collected during 2007 but not hauled to the test plant for processing were hauled to the Freegold processing plant.  Stockpiles from 2007 were located at the Beistline and Fence 1 pits, and were hauled between 8/21/08 and 9/03/08.  Table 2 shows tonnage for all 2007 stockpiles hauled during 2008. Details relating to these stockpiles are presented in Freeman (2008).

Table 2 2007 bulk sample tonnage hauled and processed in 2008.

2007 Pit ID	Material ID	Material Wt. (Tons)
Beistline	BST High Grade	3520
Beistline	BST Low Grade	3584
Fence 1	F1 Low Grade	2870
	TOTAL:	9974

2008 Bulk Sampling

Background: The2008 bulk sample excavation program consisted of 30,316 tons of material excavated from three separate bulk sample pits in the Cleary Hill area (Table 3). The material was trucked to the confluence of Cleary Creek and Wolf Creek where it was stockpiled in preparation for crushing and processing in Freegold’s gravity plant constructed during the summer of 2007 and upgraded in mid-2008. The material from each of the three bulk sample sites was stockpiled separately so that the grade and metallurgical characteristics of each of the bulk sample area could be determined. Low grade material was stockpiled on site at each pit.  Waste material was deposited at the waste piles created for bulk sample operations in 2007 with the exception of a new waste dump created in 2008 for the Cleary Hill vein pit.

Table 3:  Summary of 2008 bulk sample pits from the Cleary Hill mine area.

2008 Pit	High Grade (tons)	Low Grade (tons)	Waste (tons)
Beistline	4920	3480	25710
Fence 1	5220	2160	22522
Cleary Hill vein	8160	6376	28127
TOTAL:	18,300	12,016	76,359

The 2008 plant operations processed 39,559 tons of bulk sampled material in three categories.  Re-processing of coarse tails from the 2007 bulk sample processing comprised 2,583 tons.  This material came from several bulk sample locations including Cleary Hill mine dumps, the Wackwitz vein and the Cleary Hill road cut vein.  Average head grade for this material was 0.075 oz/t (2.58 g/t).  An additional 5,072 tons of Beistline Bleed and Beistline main bulk sample material from 2006 bulk sample excavation was also completed for which assay data is available.  These average head assay for this bulk sample material was 0.031 oz/t (1.07 g/t).  The average head assay grade of the first 7,655 tons of material processed was 0.055 oz/t (1.89 g/t).  Due to a shortage of funds, completion of head sample assaying for the remaining 31,904 tons processed was placed on hold pending the availability of additional financing.  Of the remaining 31,904 tons processed, 9,114 tons consisted of the remaining Beistline main 2006 bulk sample material plus the Beistline and Fence material bulk sampled and stockpiled in 2007.  The remaining 22,790 tons was bulk sample material excavated, hauled to the plant site and processed during 2008 plant operations.

The results of the head sample assays from the first 7,755 tons processed indicates that the bulk sample material excavated and processed had a gold grade sufficiently high to be considered as bulk mineable material.  Completion of the assaying for the balance of the 2008 tonnage processed, and reconciliation of that grade with the 10 foot X 10 foot grid drilling for the 2008 bulk sample excavation, will help determine whether additional work is justified to further delineate bulk mineable material in the Cleary Hill area.  Following analysis of these results, Freegold expects to be able to determine the optimal drill spacing that could allow for resource definition.

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

The following is an exploration summary for 2008 and unless otherwise noted, all of the exploration work contained in this section was conducted on the Tolovana prospect on the western Golden Summit project. A detailed summary of work conducted prior to 2007 is presented in Freeman (2008) and will not be summarized.

2008 Diamond Core Drilling

A diamond core drilling program was completed at the Tolovana prospect during a 9-day period in April, 2008. Drilling consisted of 3 holes totaling 1,224 feet. All core holes were drilled from a single pad, testing mineralization on the multiple shear zones and veins of the Tolovana-Scheuyemere vein swarm. Because of coarse gold loss concerns, whole core analysis was conducted during the 2008 core drilling program (see “Sample Method and Approach”). Drilling was completed by Colorado-based CNC Drilling using a skid-mounted Atlas Copco CS1000 core drill.

Table 4:  Summary of 2008 core holes at the Tolovana prospect

Hole #	Prospect	Elev. (ft)	Azim. (°)	Angle (°)	TD (ft)
GSDC0824	Tolovana	1462.87	320	-45	517
GSDC0825	Tolovana	1462.90	320	-60	347
GSDC0826	Tolovana	1463.03	320	-75	360

Preparation work required prior to drilling at Tolovana involved snow removal on the Tolovana Road, ice removal at the Tolovana Road/Cleary Creek crossing, and establishment of the drill pad at the south end of Fence 15. Access was also established on the newly built Tolovana/Bedrock Creek road, which was plowed and used exclusively for drill support access as breakup approached.

2008 Tolovana Core Drilling Results

 The objective of core drilling at Tolovana was to test mineralization on the down dip extension of the Scheuyemere and Tolovana vein swarms.  These two structures were explored by RAB drilling in 2007 and at the time of commencement of core drilling in 2008 were slated for further exploration by RAB drilling in the summer of 2008.  Limited historical records from underground workings of the Tolovana adit and Scheuyemere shaft along with previous surface trenching, core drilling and RAB drilling indicate that mineralization on these structures has variable dips ranging between 40-60 degrees southeast with strikes between 060 and 080 degrees.  All core holes drilled in 2008 were oriented at 320 degrees, enabling core intercepts to be as close to perpendicular as possible to the dominant strike of known mineralized structures in the area. The NW oriented core holes were well positioned to intercept the Tolovana vein swarm east of its discovery location and possibly any other mineralized structures existing to the north which have not been previously defined by any drilling to date.

 The 2008 drill results at Tolovana confirmed continuity of grade on the Tolovana vein swarm on strike between RAB fences 6 and 15, drilled in 2007. All holes intercepted several significant grade-thickness intervals which correlate with veins and shear zones encountered in previous RAB drilling programs. Significant drill intercepts from the 2008 core drilling program are presented in Table 2. Core drilling in 2008 also for the first time tested mineralization into the footwall of the Tolovana-Scheuyemere vein swarms.

Table 5: Significant intervals from 2008 core drilling at Tolovana

Hole Number	From (feet)	To (feet)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
GSDC0824	89	99.5	10.5	2.40	0.069
GSDC0824	232.5	238	5.5	0.75	0.022
GSDC0824	258	265	5	1.84	0.054
GSDC0824	282	288.5	6.5	0.68	0.020
GSDC0824	381.5	386	4.5	0.91	0.270
GSDC0825	95	102	7	21.8	0.636
including	99	102	3	49.7	1.45
GSDC0825	187	187.5	0.5	26.6	0.776
GSDC0825	232.5	236.5	4	0.81	0.024
including	232.5	233	0.5	5.55	0.162
GSDC0826	11	22	11	2.09	0.610
including	18.5	22	3.5	4.97	0.145
GSDC0826	99.5	105	5.5	1.18	0.034
GSDC0826	210	210.5	0.5	28.53	0.832
GSDC0826	359	360	1	4.11	0.120

The Scheuyemere vein zone is characterized by several shear zones ranging in width from 1 to 20 feet, striking between 050-070 degrees and dipping 45 to 60 degrees southeast.  When excavating in 2008 to the north of previous trenching and RAB drilling, several previously unknown shear zones and quartz veins were discovered in the footwall of the Scheuyemere vein swarm.  Results from several surface grab samples collected in the fall of 2007 indicated these structures host high grade gold mineralization (see Fence grab samples in 2008 Exploration RAB Drilling). These shears and veins appeared to occur in swarms separated by intervals of unmineralized rock. At the time of core drilling in 2008 the mineralized zones were referred to as the Tolovana and Chechako vein swarms.  Core holes GSDC0824-26 drilled in 2008 were positioned to intercept and define mineralization on these structures in the footwall of the Scheuyemere vein swarm.

The shear zones at Tolovana typically contain either continuous or chopped south dipping quartz veins within the shears, at the footwall boundaries, at the hanging wall boundaries, or meandering throughout.  Some auriferous quartz veins follow conjugate joint sets between shear zones.  Mineralized quartz veins are typically sub-parallel to nearby shear zones and dip at similar angles.  When in brittle rock units the veins typically are straight walled and at times break into stockwork, anastomosing through the rock units following sub parallel joint sets. Significant (+1 gpt) gold grades are concentrated in the quartz veins although anomalous low grade gold mineralization occurs in pervasively sericite-altered host rocks to a degree not commonly seen elsewhere on the Golden Summit project.

2008 Exploration RAB Drilling

In the spring of 2008, Freegold initiated an exploration RAB drilling program at Tolovana, drilling a total of 15,718 feet in 218 RAB holes on six separate fences from 3/10/08 to 5/23/08 (Plate 1).  RAB fences were drilled to test multiple shears and quartz veins known to exist to the north and south of mineralization discovered by 2007 RAB drilling.  With the exception of Fence 20, all RAB drilling completed in 2008 was on extensions of fences drilled in 2007. Fence 20 was drilled near Bedrock Creek at the eastern edge of the Tolovana claim group to try to tie shear swarms at Tolovana with those previously identified on the Cleary Hill mine prospect. All RAB fences drilled in 2008 intercepted several significant grade-thickness intervals, some of which correlate with veins and shear zones encountered in previous RAB drilling and exploration trench channel sampling programs.

Mineralization

Over 63,000 strike feet of mineralized shear zones have been identified within and immediately adjacent to the Golden Summit project.

The major historic lode gold mines of the Golden Summit project derived their production primarily from northwest and northeast trending high angle, low sulfide, gold-polymetallic quartz veins and shear zones which transect what is now thought to be the mixed upper plate - lower plate rock package at Golden Summit. The majority of mineralized shear zones on the eastern end of the project trend N60W-80W and dip steeply to the southwest. Shear zones on the western end of the project area are predominately N60E-80E and dip steeply north. Shear zones in the central portion of the project (centred on the Cleary Hill mine) trend closer to east-west and appear to mark a transition from primarily northwest trending, south dipping shears to the east to primarily north dipping shears to the west. In addition, exploration activities conducted by Freegold have identified previously unrecognized shear zones trending N30-50W and due south. These shear zone possess significantly different metal suites than the N80W and N60E trending shears.

Drilling

Drilling completed by Freegold on the Golden Summit project since 1991 includes 88,241 feet of core and reverse circulation in 214 holes and 80,825 feet of rotary air blast drilling in 2,028 holes.  Drilling was conducted by third-party contractors in 1992, 1994-98, 2000, 2003, 2004 and 2006 through 2008 and consisted of diamond core drilling, down-hole hammer reverse circulation drilling and rotary air blast drilling (RAB). All drilling conducted during these programs was managed for Freegold by Avalon Development and was conducted by independent drilling contractors. Reverse circulation samples consisted of one-eighth splits of each 5-foot interval from holes ranging from 5 to 6.5 inches in diameter. Prior to 2008, all core samples were sawed into one-half splits of variable length depending on visible geological criteria. In 2008 whole core analysis was conducted. All rotary air blast samples consisted of 100% cut of either a 2.5-foot or a 3-foot composite interval from holes ranging from 3 to 3.5 inches in diameter.

During 2008 a total of 10,063.5 feet of diamond core drilling was completed in 26 holes.  A total of 21,139 feet of exploration RAB drilling was completed in 291 holes averaging 63 feet deep.  A total of 19,635 feet of definition RAB drilling was completed in 1,063 holes averaging 18.5 feet deep and sampled on 2.5 foot intervals.

The RAB drilling completed in 2006, 2007 and 2008 was contracted to Fairbanks Excavation Co. who supplied an Ingersoll Rand ECM 590 track mounted rotary air blast drill (RAB) for the program. This unit produces 2.5 inch to 4.5 inch diameter drill holes and features an Ingersoll Rand compressor that produces 250 cubic feet per of air per minute at 140 pounds per square inch air pressure.  The automatic rod changer with 12 foot rods gives the drill up to 78 feet of mobile drill depth capability.  Depending on drilling conditions, RAB holes at Cleary Hill were drilled with 3 inch or 3.5 inch percussion bits.  A pneumatic hammer placed at the upper end of the drill mast helped pulverize material down hole. The drill pipe is a conventional single walled pipe with air traveling down the inside of the pipe and the sample traveling up the outside between the pipe and the hole wall. Vacuum suction provided by the compressor helps evacuate samples from the hole after which the samples pass through a cyclone where they are collected in a sample bag inside a 5 gallon bucket. Prior to June 6, 2008, all sample intervals were 3 feet wide and lithologic samples were sieved from the cutting stream, washed and logged for each sample interval. The RAB samples collected after June 5, 2008 were collected following new sampling procedures instituted by Freegold Ventures (see Sampling Method and Approach for details). After June 6, 2008, all sample intervals were 2.5 feet wide, no lithologic samples were collected from RAB drill cuttings and no chip logging was completed on RAB intervals. During 2008 a total of 25,053 feet of RAB drilling was completed in 1,136 holes in the Cleary Hill area. All rotary air blast samples consisted of 100% cut of either a 2.5-foot or a 3-foot composite interval from holes ranging from 3 to 3.5 inches in diameter.

Colorado-based CNC Drilling was the core drilling contractor utilized in 2008 and operated a skid-mounted Atlas Copco CS 1000 diamond core drill housed in a 20 foot long conex unit, with a second conex used to house drill rods.  Fairbanks Excavation prepared all drill pads and supplied the water truck for drilling operations. Drilling consisted of 23 holes totaling 6,757 feet over a 51-day period during February, March and April. CNC’s equipment and personnel performed as expected and provided good quality core except in highly fractured intervals where recovery dropped below the 90% level targeted at the outset of the program.

A more detailed description of the drill programs completed by the Company is provided in the Exploration section of this Form 20F.

Sampling and Analysis

Rock, soil and drill sampling methods and procedures utilized in 1992 through 2008 followed established industry guidelines for this level of mineral exploration work.

All reverse circulation and rotary air blast samples were quick-logged on-site by an experienced geologist and later detail logged using representative chip samples from each 2.5, 3 or 5 foot sample interval. Reverse circulation samples were one-eight to one-quarter split, depending on hole diameter while 100% of RAB cuttings were collected and shipped to the geochemical lab.

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

Exploration RAB drilling samples collected during the 2006 and 2007 and from January 1 through June 5,2008 RAB drilling program consisted of a 100% split of the drill cuttings. Samples were collected by Avalon Development personnel and weighed from 4 kilograms to 54 kilograms, averaging about 7 kilograms. The samples were weighed and logged on-site and transported daily to a locked warehouse at Avalon Development’s office complex for subsequent pick-up, preparation and analysis by ALS Chemex and/or Alaska Assay Laboratories.

Definition RAB samples collected after June 5, 2008 were collected following new sampling procedures instituted by Freegold Ventures. This new sampling protocol consisted of collecting all samples on 2.5 foot intervals and passing 100% of the sample through a Jones-type splitter until the sample intended for analysis weighed between 250 and 500 grams. Depending on the volume of drill cuttings coming from the drill interval, this meant splitting the sample between 4 and 7 times (averaging 5 splits) to reach the desired sample weight. Duplicate samples for QA/QC were collected after every 45 feet of drilling. The final samples destined for assay were then delivered to Freegold’s on-site preparation laboratory where they were weighed, crushed by Freegold employees and then picked up by Alaska Assay Laboratories for pulverizing and gravimetric fire assay analysis for gold.

Definition RAB drill samples collected in the Cleary North RAB were collected in the same manner as outlined above for definition RAB samples however, samples collected from the Cleary North area were transported to Avalon Development for insertion of sample blanks, and standards prior to submittal to Alaska Assay Laboratories.

2008 Core Sampling Technique: The following is a proposed procedure manual for whole core digestion used on the 2008 Golden Summit project core drilling program.

1.

Core was moved by Avalon from the drill rig to the secure logging facilities at each shift change.

2.

Core boxes were stacked in numerical order in the core logging area.

3.

Core boxes were inspected for proper labeling and core in the boxes is inspected to insure that the core was placed in the boxes at the drill rig in the proper order with the proper footage markings on the core run blocks.

4.

Core was moved to logging tables and placed in order by box number such that the lowest numbered box (with the shallowest drill core) is on the far left side of the logging bench and while the highest numbered box (with the deepest drill core) is on the far right side of the logging bench.

5.

Core was washed with a spray bottle to remove polymer or other drill mud. Due to the presence of coarse, free gold, core was not washed with a brush since this could smear coarse gold particles from a mineralized to an unmineralized interval.

6.

Core recovery (ratio of core recovered in a given core run to the actual length of the core run) was calculated and marked on the logging sheet for each core run interval pulled by the drilling company. This information was entered in the logs as a percent-recovered.

7.

The RQD, or Rock Quality Designation was calculated for each core run.  The RQD is the combined length of all whole core segment in each core run that were greater than 10 cm (4 inches) or longer than twice the core diameter, divided by the total length of the recorded core run multiplied by 100 (expressed in % form).  The total length of core includes all lost core sections. Breaks in the core that result from the drilling process or extraction of the core from the core barrel are usually fresh looking and have rough edges. These mechanical breaks were ignored while calculating RQD. For the NQ2 drill core drilled at Golden Summit (diameter 1.995 inches), samples qualifying for addition in the RQD calculation would be 4 inches or more in length. RQD information was recorded in percentage form on the logging sheet for each core run interval pulled by the drilling company.

8.

The drill core was logged by a senior geologist with experience in the rock type, alteration and mineralization. Details relating to lithology, structure, alteration and mineralization were recorded systematically. Lithologic details were compiled on paper logs, and later converted to digital format.  Structural details were measured and their angle to core axis recorded in the log. Details relating to the thickness, angle and other aspects were recorded in the log. Hydrothermal alteration features, such as quartz or sericite alteration, were noted in the logs and details relating to its extent and intensity were recorded.  Hydrothermal mineralization was recorded in the log. Details recorded include morphology, mineralogy and color of quartz veins, sulfide mineralogy, form and abundance (in volume %), metallic oxide mineralogy, form and relative abundance, and any other feature related to gold, gold-pathfinder or other metallic mineralization. The geologist took close-up digital photographs of unique or otherwise significant features described above.

9.

Following logging, the geologist selected sample intervals for geochemical analyses. Selection of sample intervals utilized all the visual rock information gathered by the logger as well as any information gathered through the use of additional tools such as an XRF hand held analyzer, hand held geophysical tools, ultraviolet lamp or any other analytical tool that provided additional information about the geologic environment and mineralization.  Sample intervals did not cross core recovery block boundaries. Sample intervals were no longer than 5 feet in length and no shorter than 0.5 feet in length. The minimum core sample length was predicated on obtaining sufficient sample from which to create a 500 gram pulp. The selection of intervals for geochemical analysis focused on selecting the shortest sample interval that the accumulated logging information indicates was a unique zone, structure or area of mineralization.  Similarly, wider zones that appear to be gold mineralized should also be sampled as a unit. Wooden blocks, designating the sample number and starting footage mark, were placed in the core boxes to guide the sampler. These sample blocks were marked in red while core footage run blocks were marked in black. Care was taken in assigning sample numbers to allow for insertion of blanks and standards into the sample stream. Blanks and standards comprised approximately 10% of the samples submitted to the lab from any given drill hole.

10.

The core was digitally photographed.  In this process the core was wetted to enhance picture quality and photographed under high intensity electric lights with plain light spectrum bulbs.  Each core box was photographed with a placard denoting hole number and footage contained in the box. Core run block and sample interval blocks were plainly visible in the pictures. Digital resolution was +5 mega-pixels to insure extremely high quality results. In addition to photographing each core box, close-up or macro photos were taken by the core logger of any obviously mineralized intervals, significant alteration or textures, noteworthy lithologic contacts, distinctive structural zones, etc. The core logger kept an accurate written log of the footage and hole number of these macro photos crossed referenced to the digital file name. Once a given hole is photographed completely, the file name of the macro photos was changed to reflect the hole number and footage of each macro photo.

11.

Once all hole photos from a given hole or part of a hole were taken, they were checked for quality and completeness by Ken Wolf, Avalon’s QA/QC manager. Unclear or incomplete photos were re-photographed, re-checked and added to the complete digital database for each hole.

12.

The original hand-written drill core logs were scanned to a digital format (Adobe pdf) and the resulting scans checked for clarity and completeness. Hard copy hand drill logs were converted to a digital drill log format (Excel format) to allow their use in GIS and/or resource estimation software. The Excel file was checked for accuracy and completeness against the original hand written drill log by a third party and any discrepancies rectified and errors or omissions corrected. Where necessary, the core logger referred to the core to make corrections, additions or other changes.

13.

Once QA/QC checks were completed on core logs and core photos, a digital copy of the core logs and core photos was burned to a DVD and stored off-site.  In addition, these data were stored on at least 2 computers in two separate buildings on Avalon’s premises and were transmitted to Freegold via ftp or email.

14.

Once all of the above steps were completed and verified by the Geologist, each marked geochemical sample interval was extracted from the core box and 100% of the core from that interval was placed in a canvas sample bag bearing the sample number on the sample interval block.  Extra care will be taken to insure that only rock and rock fragments from the proper interval were collected in the sample bag. This sampling was done by a two person team who cross-referenced sample numbers of intervals on the core logs to the sample blocks and the sample numbers on the sample bags. The individual sample bags were sealed and stored in Avalon’s warehouse for subsequent batch shipping to the geochemical lab.

15.

Once a core box was emptied of the core in it, the core box was discarded. Core boxes were not reused to eliminate the possibility of contaminating subsequent drill core from previously used boxes.

16.

Ken Wolf and the core logger completed the geochemical laboratory submittal paperwork. Bagged and labeled samples were then be loaded into large nylon poly-sacks capable of holding 2,000 pounds.  Representatives of the geochemical lab collected the poly-sacks and handled all sample preparation and analysis from that point forward. The minimum instructions required for each sample shipment included:

a.

Project Name and client billing instructions.

b.

Name or description for the sample preparation methods requested.

c.

Name or description for the sample pulp size (500 grams).

d.

Name or description of Au analysis procedure (Fire Assay, gravimetric finish) and description of over-limit condition and action required by laboratory.

e.

Name or description of multi-element package analysis procedure (if any) and description of over-limit condition and action required by laboratory.

f.

Method for distribution of analytical results.

During the period 1992 to 2004 sample preparation was completed by ALS Chemex Labs and Bondar Clegg Ltd. at their facilities in Fairbanks, Alaska. During 2005, trench samples were prepared by Alaska Assay Labs, a Fairbanks facility that completed crushing and pulverizing to Avalon’s specifications. During the period 1992 to August 2006 sample analysis was completed by ALS Chemex Labs and Bondar Clegg Ltd. (prior to 2002) at their facilities in Vancouver, B.C. Samples collected from September 2006 to present have been prepared and analyzed entirely by Alaska Assay Labs at their Fairbanks facility.

Except for RAB samples collected after June 5, 2008, duplicate samples were inserted on a one for ten basis beginning in 1996. Blanks and standards were used in 1997-1998 while blanks were inserted on a 1 for 25 basis in 2000 and 2002 through 2008. Commercially prepared standards were introduced on a 1 to 50 basis during 2004 - 2007. During all programs, Avalon Development collected, logged and retained the samples collected in the field until turned over to a commercial laboratory representative. Selected sample pulps were reanalyzed by metallic screen methods to quantify nugget effect in high-grade samples or where visible gold was noted during sampling.

The majority of the work on the Golden Summit property since 2006 was carried out under the supervision of  Michael Gross, VP Exploration for Freegold Ventures. Geological work was conducted by Avalon Development Inc.

The data obtained in conjunction with all the work performed is considered to be reliable.

Security of Samples

Except for RAB samples collected after June 5, 2008, all samples collected on the Golden Summit project were retained at Avalon’s secure warehouse facility in Fairbanks until picked up by representatives Alaska Assay, ALS Chemex or Bondar Clegg. Sample preparations procedures varied over time and between the three facilities however, analytical work consisted of gold by fire assay with atomic absorption or gravimetric finish plus a variable multi-element suite analyzed by inductively coupled plasma emission spectroscopy (ICP) methods. Prior to 2001 all ICP samples were prepared using two acid digestion procedures. Multi-element analyses conducted in 2001 through 2008 used four acid digestion procedures for all samples submitted for ICP analysis. All gold analyses completed in 2008 were by lead-collection fire assay with gravimetric finish. Sample pulps for all samples collected from 1996 to 2004 and after September 2006 have been retained at Avalon Development’s Fairbanks warehouse facility. Sample pulps for 2005 were retained by Freegold at their Vancouver office. Sample rejects from 2005 and 2006 are stored at Avalon Development's facilities in Fairbanks while rejects from 2007 and 2008 are stored on the Golden Summit project.

For RAB samples collected after June 5, 2008, the final samples destined for assay were then delivered by Avalon personnel to Freegold’s on-site preparation laboratory where they were weighed, crushed by Freegold employees and then picked up by Alaska Assay Laboratories for pulverizing and gravimetric fire assay analysis for gold. Details are not available to the authors relating to the preparation procedures, QA/QA and analytical packages utilized by Freegold for RAB samples collected after June 5, 2008.

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

In January 2007 Freegold submitted approximately 7 composite samples of run-of-mine material from the 2006 bulk sample pits to McLelland Labs of Reno, Nevada for acid base accounting tests. These tests were required by the Alaska Department of Conservation for solid waste disposal permits that were issued in mid-2007. These acid base accounting analyses indicate that 5 of the bulk sample material was net-acid neutral and did not pose any acid generating threat.  Two of the bulks sample composites returned values indicating a slight acid generating potential however, the values suggested by the analyses were well under benchmark levels that would require special handling procedures under permits issued by the State of Alaska.

In January 2007 Freegold submitted approximately 600 pounds of run-of-mine material from the 2006 bulk sample pits to Knelson Gravity Solutions in Langley, British Columbia. These samples were submitted to determine the effectiveness of gravity recovery on various size fractions.  Results of these tests were not available to the author at the time this summary was completed.

In the summer and fall of 2007 Freegold permitted and constructed a 1,200 ton per day gravity recovery circuit in order to recover the gold from the bulk samples (Manz, 2008). The final commissioning of the plant occurred late in the processing season, and only a small number of the stockpiles from the 2006 bulk sampling effort were crushed, sampled and processed before freezing temperatures forced the winter closing of the plant. This plant was upgraded and commenced operation again in the middle of 2008, operating continuously until freezing temperatures forced the winter closing of the plant in October 2008. Analysis of the materials processed in 2007 and 2008 was in progress as this report was being prepared.

Exploration Recommendations

Although several areas of the Golden Summit project merit future exploration effort, the initial near term (5-year) focus of exploration at Golden Summit will be the western half of the project area. Results from this portion of the project will help guide work on the eastern half the property. The multi-year exploration program recommended below is intended to be conducted in a phased approach where each phase of work recommended is dependent on the success of preceding phases of work. Based on preliminary field, laboratory and literature studies completed to date, the following recommendations for future work on the western Golden Summit project are warranted:

Cleary Hill Mine Area

General: Historic mining and more recent exploration work conducted by Freegold at Cleary Hill mine suggest the presence of a series of vein swarms containing high grade veins and shear zones with good down-dip and strike potential. Trenching, RAB drilling, core drilling and bulk sampling conducted in 2006, 2007 and 2008 revealed several new high grade veins extending from the footwall of the Cleary Hill vein on the north the Wyoming shear on the south. These efforts have indicated that both high grade and bulk tonnage targets exist at Cleary Hill and these targets are open to expansion along strike and at depth.

Recommendations for work in 2009 include backhoe/dozer trenching, core drilling, exploration and definition RAB drilling and bulk sampling as outlined below. The collective goal of these programs should be to reduce the entire timeframe, including target identification, target definition and bulk sampling, to 30 days or less. The recommendations to accomplish this work in the proposed time-frame are presented below.

Backhoe/Dozer Trenching: Over the course of the last three years it has become apparent that backhoe and/or dozer trenching followed by hand channel sampling is an unreliable method of determining the grade of gold mineralization in shears zones and veins at the Cleary Hill mine prospect in particular, and most likely, at the Golden Summit project in general. The extreme natural grade variability of the mineralization, nugget effect in high grade zones and the highly fractured nature of the mineralization and host rock all contribute to decreasing sample reliability. While estimating grade of gold mineralization exposed by backhoe and/or dozer trenches is not recommended, identification of prospective shear zones, veins and alteration is most efficiently accomplished with a backhoe and/or dozer. Backhoe/dozer trenches should be spaced at 50 to 100 feet along strike to confirm the strike and width of mineralization on the target structure.  Recommendations in 2009 include backhoe and/or dozer trenching at regular intervals across the strike of prospective bulk sample targets. Once this work has identified the location, strike and dip of mineralized veins and shears, exploration RAB drilling should be conducted. Minimal land clearing and site preparation during backhoe/dozer trenching also is recommended as a cost and time-reduction methodology. Primary targets for this work in the Cleary Hill area include the southeastern extension of the Beistline structure and the footwall zone of the Cleary Hill vein from the Penrose adit to the Beistline pit area.

Exploratory RAB Drilling: Additional exploratory RAB drilling at Cleary Hill will be critical to identification and quantification of high grade and bulk tonnage zones.  Although the technique applied in the past of drilling on long fences perpendicular to general trends of the strike of known mineralized structures has worked well to define continuity on these structures over long strike distances, the experienced gained at Cleary Hill will allow the focus to be placed on establishing continuity on known zones, both along and across strike.  Exploratory RAB drilling in 2009 should concentrate on several areas of the prospect, including the area between trenches BST0609 and BST0610, the Beistline shear southeast of the Beistline shaft and the footwall veins of the Beistline shear northwest of the Beistline bulk sample pit.

RAB drilling on trench BST0610 should be completed to help define mineralization on all sections of the Fence 1 vein swarm and to help define mineralization at the projected intersection of the Fence 1 vein swarm, Wackwitz, and B1 structures.  This RAB fence should be approximately 360 feet in length, with holes spaced 15 feet apart, and continue north from the intersection of the abovementioned structures to the new Beistline pit haul road.  This will allow RAB to intercept the eastward strike extension of the high grade vein/shear discovered on the south end of Fence 1 cut #3 in 2007.  This fence should extend far enough south to intercept the eastern strike projection of the Fence 1 vein swarm.

RAB drilling in recommended for trench BST0609 to define mineralization on the Fence 1 vein swarm, B1, East Fault/Cleary Hill vein-Beistline, and possibly Wackwitz structures. This RAB fence should be approximately 290 feet in length, extending north far enough to reach the Discovery shaft.  Results from core and definition RAB drilling in 2008 suggest that the Discovery shaft is positioned on a high grade “blow-out” on a shear zone that is sub-parallel to, and 60 feet north of, the East Fault/Cleary Hill vein - Beistline structure.  RAB drilling at the north end of this proposed fence will test the structure at Discovery shaft and perhaps other shear zones in the footwall of the East Fault/Cleary Hill vein-Beistline structure.

Following backhoe/dozer trenching and, assuming positive results from this work, RAB exploration drilling should be conducted north of the Cleary Hill/East fault – Beistline structures to determine the potential of these areas for both bulk tonnage and high grade mineralization. Previous work in this part of the property is limited to auger soil sampling and RC drilling conducted in 1998 (Freeman and others, 1998). In addition, airborne magnetics modeling conducted in 2008 suggests the possible presence of favorable structural traps at the contact of the upper plate Chatanika Terrane and lower plate Fairbanks Schist (Freeman, written comm.. 2008. The first fence is recommended for the area east of the Timberline shaft and north of the 2008 Beistline bulk sample pit (Plate 1). The length and orientation of the initial RAB fence will depend on results from exploration trenching conducted prior to RAB drilling. Pending results from this fence, additional fences may be drilled across and/or along strike.

Following backhoe/dozer trenching and, assuming positive results from this work, RAB exploration drilling should be conducted southeast on the eastern strike extension of the Beistline shear to determine the potential of these areas for both bulk tonnage and high grade mineralization. Previous work in this part of the property is limited to auger soil sampling, widely spaced dozer trenches and RC drilling conducted in 1998 (Freeman and others, 1998). This work suggested the present of gold mineralization in the Beistline shear as well as mineralization encountered in drilling in the hangingwall of the Beistline shear that is controlled by structures not yet seen on surface. The length and orientation of the initial RAB fence will depend on results from exploration trenching conducted prior to RAB drilling. Pending results from this fence, additional fences may be drilled across and/or along strike.

Definition RAB Drilling: The resumption of definition RAB drilling at Golden Summit will depend on results of initial exploratory RAB drilling and exploration trenching.  To reduce costs and time spent, future definition RAB drilling will need to be focused on smaller grid layouts with triangular hole patterns.  Similar patterns were utilized at the Cleary North grid in late 2008.  Definition RAB fences should be oriented along the strike of, and in the hangingwall of, the identified target structures.  Stripping of overburden to the bedrock surface was conducted in previous RAB drilling programs, however this process increases costs for both the planned RAB drilling and for required reclamation after completion of the program. Future RAB fence preparation should minimize disturbance along the planned fences and when possible, should be conducted in winter months to allow drilling to take place through frozen overburden.

Two previously bulk-sampled areas of the Cleary Hill mine prospect, the East Fault/Cleary Hill and Wackwitz veins, warrant definition RAB drilling in 2009. Definition drilling similar in pattern and style to that recommended for 2009 was employed at the East fault/Cleary Hill vein in 2008. Drilling should be continued from the easternmost point of bulk sampling on the Cleary Hill vein cut to the Beistline definition RAB grid, a distance of  300 feet.  This grid would require 45 holes for three lines of drilling, cover a single level of bulk sampling and extend the Cleary Hill vein pit level 1 east to the Beistline pit.  In any area along this drill pattern where other shear zones or veins converge with the East Fault/Cleary Hill vein from the west, the grid may require expansion to define these potentially well mineralized intersection zones.

The Wackwitz vein and adjacent Currey shear zone have never been drilled with an exploratory RAB program. Positive results have been returned from previous core drilling, trench channel sampling and 2006 bulk sampling, and indicate this vein system is high grade (+5 gpt) and remarkably consistent, both physically and geochemically, along strike. Limited prep-work will be required to drill the hangingwall of the Wackwitz and Currey zones.  Prep-work will involve construction of access ramps between the Currey shear (southern-most of the two targets) and the overburden and organic stockpiles located 30 feet away from the Currey shear.  The strike distance of surface mineralization for the combined Wackwitz and Currey zones is 500 feet between the 2007 Fence 4 on the west and trench WZ0504 on the east. Mineralization is up to 70 feet in width and will require 8 drill lines with 30-35 holes per line to allow complete definition of the Wackwitz and Currey zones. The Wackwitz and Currey zones remain open along strike to the west so additional expansion to the west may be warranted.

RC/Core Drilling: In the event significant areas of bulk tonnage gold mineralization are outlined by exploration and definition RAB drilling, deeper drilling beyond the limit of the RAB drill (>78 feet,) should be conducted to allow resource estimations. Because of the relatively high cost of core drilling, slow rate of advance and the possibility of poor core recovery in zones of potentially high grade mineralization, RC drilling is the recommended method for drilling above the water table.  Past drilling has indicated that water table depth varies in the Cleary Hill mine area but is generally at 150-200 feet below surface. The water table depth varies with season (deeper in winter, closer to surface in summer) but is not always related to topography because it is controlled by structures, not by a permeable or porous aquifer. Given the seasonal variation in water table depth, RC drilling is recommended for winter months (November to April).

Drill hole spacing, azimuth and inclination are all variable depending on the strike, width and physical characteristics of the various target zones.  Evaluation of the 2008 core drilling at Cleary Hill suggests that 100 foot spacings are too coarse. The extreme grade variability suggest that RAB definition drill hole variograms should be utilized to determine the optimum hole spacing, azimuth and inclination for each resource site targeted for RC drilling.

The only area outlined to date at Cleary Hill that has potential for bulk tonnage gold mineralization is the Fence 1 vein swarm (Plates 1, 3 and 4). Variogram analysis should be conducted on all previous RAB and core drilling from this area to determine the optimum hole spacing, azimuth and inclination. The goal of this drilling would be to evaluate mineralization from surface to at least 200 feet from the Fence 1 area to the convergence of the Fence 1 vein swarm and the East Fault-Cleary Hill vein system.

Bulk Sampling: Bulk sampling at Golden Summit over the course of 2008 evolved from pit to pit to become more efficient and effective at the close of the season.  The recommendation for future bulk sampling at Golden Summit is to improve on the technique employed at the close of the season in the Cleary Hill North pit.  This was the pit which had the most favorable strip ratio relative to other pits sampled in 2008.  Bulk sampling of the Cleary Hill vein pit in October of 2008 progressed beyond definition RAB drilling and became an exploration/bulk sample cut from that point forward.  This resulted in a significant degradation of the strip ratio and increase in cost of extraction per ton of grade as the pit was widened in places to explore for high grade material.  Future bulk sampling should be conducted along narrow, well controlled definition RAB fences that are oriented along strike. This will enable bulk sampling strip ratios to be reduced significantly from that achieved at the Cleary Hill vein pit of 2008 and will afford an attendant reduction in time and cost.

Other specific bulk sample targets for 2009 can not be recommended at this point in time. Additional analytical and mass balance work by Freegold’s production staff is in progress and will need to be completed before final evaluations can be made on the bulk samples collected in 2006, 2007 and 2008 and processed in 2007 and 2008. Once head, tail and recovered grade evaluations are made, additional resource RC drilling may be warranted in one or more bulk sample areas in addition to the Fence 1 are recommended above.

Newsboy Mine Area

All of the Newsboy’s previous production came from above the 350 foot level of the mine (Figure 6). Two old unregistered maps are all that remains of the subsurface mine records from the Newsboy. Previous production of approximately 40,000 ounces of +1 opt material was mined from a northeast striking, steeply north dipping vein with mining widths reaching up to 14 feet thick near the shaft on the 115 foot level. Stockwork veins apparently were more common at Newsboy than discrete single quartz veins and gold mineralization was present in sulfide-bearing country rock which hosted the shear zones. Post-mineral cross-faults clearly plagued previous mine operators and present a significant challenge to future exploration. Because of our limited knowledge of the structural setting at Newsboy, a three stage exploration program is recommended. Initial work should include compilation of all surface and subsurface records for the Newsboy area. This GIS database will assist in targeting subsequent ground geophysics an drilling. The estimated cost of this work is $25,000. Once the GIS database is compiled, ground geophysics (NSAMT or CSAMT?) capable of defining structural details to at least 1,000 feet below surface should be conducted. Limited resistivity surveys over the Cleary Hill area suggest resistivity highs are associated with significant vein systems. In addition, previously flown airborne geophysics could be used to help model major lithologic or structural locks in the Newsboy area. Combined airborne geophysical re-interpretation and follow-up ground geophysics is budgeted at $30,000. Once these data are evaluated, RAB drilling over the known mineralized strike length of the Newsboy vein should be conducted. Drilling should be managed in a similar fashion as recommended on the Cleary Hill prospect. A minimum 5,000 feet of closely spaced RAB drilling should be completed with an all-in cost of $175,000 ($35 per foot). In addition, a six-hole, 6,000 foot diamond drill program is recommended to explore below the 350 level of the mine on three 2-hole fences. This program will be expedited by the fact that, unlike the Cleary Hill or Tolovana veins, the Newsboy vein dips to the north and topography drops off in the same direction thereby making it less expensive to test deeper levels of the vein system. Down-hole wedging also should be considered as a cost-effective alternative to drilling all six holes from surface. Total estimated drilling phase cost is $750,000 ($125 per foot).

Saddle Zone Area

The Saddle zone sits in a vein swarm which hosts the highest density of veins, across strike, of any area of the Golden Summit project. This prospect, drilled with conventional rotary methods by IMC and with reverse circulation methods by BP Minerals, contains a number of distinct high-grade veins, including the McCarty (Chatham), American Eagle (Kawalita-Christina), Henry Ford, Pioneer, Antimony, Pennsylvania and Ebberts veins. Historic records for this work are available and portions of it are already in the Golden Summit GIS database. The remaining hard copy records (mostly drill hole and trench geochemistry data and underground data from the American Eagle mine) should be converted to a digital format and added to the GIS database. Following data compilation, one or more RAB drill lines should be targeted at the Saddle zone to determine the number and location of gold-bearing veins and shear zones across the strike of the zone. This across-strike width extends for approximately 2700 feet from the McCarty shaft on the southwest to the Pennsylvania shaft on the NE. Existing roads and old reclaimed trenches in the area will facilitate this work. RAB ho0les should e drilled on 20 foot centers to a standard TD of 78 feet. Samples should be collected on 3-foot spacing and analyzed for gold by fire assay with gravimetric finish and for a multi-element suite using ICP methods with 4-acidf digestion. The estimated cost of the GIS compilation work, dozer preparation work, completion of at least 135 RAB holes over 2700 feet of drill line (at $35 per foot), analytical costs and all labor costs is approximately $500,000.

Tolovana Area

General: Recent work at Tolovana has revealed the presence of mineralized structural elements not previously documented on the prospect. Shear and vein strike orientations are variable over short distances making prediction and correlation of veins over long distances unreliable. In addition, extreme grade variability over short distances make correlation of structures from trenches and RAB drill fence equally unreliable. While steeply south-dipping mineralized shears and veins striking 060-080 degrees are prevalent at Tolovana, another set of northwest trending mineralized structures also are present at Tolovana. These shears appear to intersect or converge with the northeast-trending structures.  There is no known historical record of mineralized structures at Tolovana trending in the 100-130 degree range.  Exploration success at Tolovana will require accurate mapping of these trends to better understand the relationship between the northeast and northwest trending structures and to predict prospective exploration targets at Tolovana. Recommendations for work in 2009 include backhoe/dozer trenching, exploration and definition RAB drilling and bulk sampling as outlined below. The collective goal of these programs should be to reduce the entire timeframe, including target identification, target definition and bulk sampling, to 30 days or less. The recommendations to accomplish this work in the proposed time-frame are presented below.

Backhoe/Dozer Trenching: Over the course of the last three years it has become apparent that backhoe and/or dozer trenching followed by hand channel sampling is an unreliable method of determining the grade of gold mineralization in shears zones and veins on the Golden Summit project. The extreme natural grade variability of the mineralization, nugget effect in high grade zones and the highly fractured nature of the mineralization and host rock all contribute to decreasing sample reliability. While estimating grade of gold mineralization exposed by backhoe and/or dozer trenches is not recommended, identification of prospective shear zones, veins and alteration is most efficiently accomplished with a backhoe and/or dozer. Backhoe/dozer trenches should be spaced at 50 to 100 feet along strike to confirm the strike and width of mineralization on the target structure.  Recommendations in 2009 include backhoe and/or dozer trenching at regular intervals across the strike of prospective bulk sample targets. Once this work has identified the location, strike and dip of mineralized veins and shears, exploration RAB drilling should be conducted. Minimal land clearing and site preparation during backhoe/dozer trenching also is recommended as a cost and time-reduction methodology. Primary targets for this work in the western strike extent of the Tolovana and Scheuyemere vein systems, extending from Fence 6 to west of Willow Creek to the Parenteau adit.

Exploratory RAB Drilling: Additional exploratory RAB drilling at Tolovana will be critical to identification and quantification of high grade and bulk tonnage zones.  Although the technique applied in the past of drilling on long fences perpendicular to general trends of the strike of known mineralized structures has worked well to define continuity on these structures over long strike distances, the experienced gained at

Cleary Hill will allow the focus to be placed on establishing continuity on known zones, both along and across strike.  Exploratory RAB drilling in 2009 should concentrate on the western strike extent of the Tolovana and Scheuyemere vein systems, extending from Fence 6 to west of Willow Creek to the Parenteau and Will adits (approximately 650 feet).  A single RAB drill line positioned between the Tolovana shaft/False adit and Fence 6 would help define the now open mineralization which exists between Fence 6 and Willow Creek.  An additional RAB Fence on the west side of Willow Creek above the Parenteau and Willow adits would determine the extent and grade of mineralization into an area with no recent exploration drilling or trenching.

Definition RAB Drilling: The initiation of definition RAB drilling at Tolovana will depend on results of initial exploratory RAB drilling and exploration trenching.  To reduce costs and time spent, future definition RAB drilling will need to be focused on smaller grid layouts with triangular hole patterns.  Similar patterns were utilized successfully at the Cleary North grid in late 2008.  Definition RAB fences should be oriented along the strike of, and in the hangingwall of, the identified target structures.  Stripping of overburden to the bedrock surface was conducted in previous RAB drilling programs, however this process increases costs for both the planned RAB drilling and for required reclamation after completion of the program. Future RAB fence preparation should minimize disturbance along the planned fences and when possible, should be conducted in winter months to allow drilling to take place through frozen overburden. Definition RAB drilling is recommended for The Fence 17 and Fence 6 areas, both of which have exploration RAB drilling results to guide definition drilling hole placement.

Bulk Sampling:

Bulk sampling is recommended in 2009 for the Fence 17 area at Tolovana. A cut 10 foot deep and 40 feet wide extending from the 2007 Fence 17 RAB drill pattern, north along Fence 17 extension, and approximately 300 feet in length, would allow bulk sampling of the entire Scheuyemere-Tolovana vein swarm.  Excavation at Fence 17 will allow selective bulk sampling of nearly every known mineralized structure trending across the crest of the Tolovana ridge and would facilitate accurate mapping of most mineralized structures currently known to exist at Tolovana hill. This would also help predict intersections of high grade structures which likely exist to the east and west of the crest of Tolovana ridge. Because significant clearing of overburden has already been accomplished in and around Fence 17 and surface grade is gentle at this location, the bulk sample/exploration trench positioned at the crest of Tolovana hill could effectively be expanded to the west or east if mineralization in the initial pit warranted further excavation.

Bulk sampling also is recommended in the Fence 6 area extending east along the Scheuyemere vein toward the Scheuyemere shaft. Previous excavations have left a ready-made bench at the Tolovana pit which will facilitate bulk sampling with little additional ground preparation. Multiple gold-bearing veins are exposed in the face of the Tolovana pit and Fence 6 RAB drilling results indicates the presence of multiple gold-bearing veins on strike with and in the hangingwall of the vein swarm exposed in the Tolovana pit. Initial excavations should commence at the current Tolovana pit wall and proceed eastward for approximately 100 feet. Pit width should be dictated by RAB drilling results and pit face panning but pit widths should be kept to a bare minimum required to efficiently extract and load bulk sample material.

2.

Almaden Property – Idaho, USA

Property Description and Location

Pursuant to the Company submitting a feasibility report, the Company entered into a joint venture agreement whereby 60% of all further costs spent on the property were the responsibility of the Company.  The joint venture assumed the requirements to pay US$250,000 to underlying optionors (paid), US$4 per month for each acre acquired (approximately US$10,000 per year [paid to date]) and US$24,000 per year (US$6,000 annually [paid to date] with the remaining US$18,000 deferred for payment upon commencement of commercial production).  The accumulated contingent liability for lease payments due on commencement of commercial production is US$468,000. In 2007, the Company entered into an agreement whereby in consideration for the conversion of the 4% net returns royalty to a 1.5% NSR, the Company agreed to advance the accumulated lease payments over 4 years and waive its right to defer US$18,000 per year in lease payments.  The Company is now responsible for making US$24,000 per year in lease payments.  In the event that the Company does not make the total accrued lease payments, the lease holders shall retain the 4% net returns royalty, the Company will remain responsible for making the US$24,000 annual lease payments and the accumulated payments under the conversion agreement of US$118,000 will remain as a reduction against the US$468,000 accumulated contingent liability.

By agreement dated 17 April 2001, the Company acquired the remaining 40% portion of the joint venture interest and 100% of the shares of Ican Minerals, Inc. and Canu Resources, Inc. for 500,000 shares of the Company (issued). The Company now owns a 100% interest in the Almaden Property, subject to underlying lease agreements.

The property is also subject to a 1% NSR if the average price of gold is less than US$425 per ounce and 2% if the average price of gold is equal to or greater than US$425 per ounce

The following text where italicized is excerpted from a Report entitled Executive Summary Report for the Almaden Gold Property, Washington County, Idaho by Avalon Development Corporation and J. D. Graham & Associates Ltd dated March 15th, 2006 filed on SEDAR. All references noted within the text can be found in the references section of this report.

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

During the period 1980 through 1995, a total of 651 rotary holes (127,690 feet, both RC and conventional rotary) and 26 core holes (6,180 feet) were completed on the main Almaden project by Homestake, Freegold, Hycroft, Western States, Ican and Amax Gold. In addition, Ican completed 7,545 feet of reverse circulation drilling in 39 holes and 1,171 feet of diamond core drilling in 4 holes in the Stinking Water basin area on the north side of the project and an additional 2,154 feet of reverse circulation drilling in 12 holes in the Cove Creek area on the south side of the project..

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

Additional evaluations completed in 2005 and early 2006 resulted in the commencement of a 34,000-foot drill program in July 2006.  This program will provide additional data for completion of a new, updated resource estimate on the property by May 2009.  Drilling was focused on increasing the resource at depth, along the eastern and western margins of the deposit and in the south, where the deposit remains open

Initial diamond drill results were reported in early October 2006.  The first hole, C-37, was located to not only provide representative material for metallurgical testing but also to provide a preliminary test of the deeper gold mineralization beneath the 200 foot deep pit contemplated by the 1997 feasibility study.  The hole was drilled to a depth of 540 feet and encountered gold mineralization which averaged 0.021 oz/t (which is equivalent to the current resource grade) over 500 feet.  A 100-foot interval (from 35-135”) graded 0.037 oz/t, and a 130 foot interval graded 0.029 oz/t (from 235-365’).  Holes C-38 and C-39, drilled at the western edge of the known mineralized area, generated lower grade and lower recovery material for the metallurgical test program.  Hole C-40 returned 0.024 oz/t over the first 210 feet and included 155 feet (from 15-170’) grading 0.030 oz/t.  Hole C-41 was drilled in the north-east extension of the Main Zone and averaged 0.014 oz/t to a depth of 175 feet.  Assays returned values the same as or slightly higher than the cut off grade used in the previous 43-101 resource calculation (0.011 oz/t) to a depth of 270 feet. The final metallurgical test hole, C-42, was drilled in the middle of the North Zone, where the 1997 WGM pit was designed to a depth of 140-feet.  Hole C-42 averaged 0.016 oz/t over its entire 225 foot length with the top 150 feet averaging 0.021 oz/t.

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

Table 2-4:  Significant gold assay intervals from drill fence on Section 38,500 N

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)	Comments
711	50	140	90	0.015	Hole lost at 170 feet with no samples below 140 feet.
710	30	225	195	0.030	High-grade mineralization continues to the fault at roughly 230 feet.
712	20	150	130	0.039	Hole lost at 150 feet. Last 5 foot intercept assayed 0.05 oz/ton
including	55	150	95	0.049
C-49	30	235	210	0.028	Twin of hole 712 with excellent correlation
including	60	135	75	0.049
709	95	400	305	0.017	Resource grade material for 200 feet below previous drilling.
including	180	285	105	0.032
C-51	10	450	440	0.016	Nearly resource grade for 250 feet below previous drilling. Crosses main NS fault at roughly 460 feet.
Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)	Comments
C-50	45	240	200	0.018	Crosses main NS fault at roughly 240 feet.
including	125	185	60	0.034
C-52	70	150	80	0.015	In footwall of NS fault. In-fills and confirms grade.
C-53	30	225	195	0.011	Slightly better than surrounding holes.
C-54	65	115	50	0.008	Essentially limits deposit to the east.

In addition, one vertical hole (C-63, Table 2-5) drilled in the northwest corner of the Main Zone has identified an unexpected fault and breccia zone extending from near surface to 570 feet where the zone is cut off by a fault.   The drill hole identified a new splay structure striking northwest which contains a 540-foot interval grading 0.015, the thickest interval of mineralization seen to date   From 620 to 630 feet a 10-foot thick zone of 0.025 oz/ton mineralization was also found.  The significance of the deeper mineralization in this area is still unknown.  Additional drilling is in progress to identify the strike and dip of this fault which will help identify additional targets that may be tested in the future for deeper bonanza-grade gold mineralization in the feeder zones.

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

Table 2.12 – North Zone Drilling Molybdenum Assays

Hole Number	From (foot)	To (foot)	Thickness (feet)	Mo Grade (% MoS2)
655	10	200	190	0.049%
Including	15	30	15	0.100%
670	5	200	195	0.046%
Including	30	150	120	0.070%
681	10	165	155	0.064%
685	5	185	180	0.060%
Including	30	55	25	0.176%
690	5	150	145	0.030%
700	120	190	70	0.031%
701	30	185	155	0.030%
702	5	205	200	0.039%
703	25	95	70	0.039%
722	10	180	170	0.031%
723	5	120	115	0.051%
724	5	220	215	0.029%
725	5	125	120	0.031%
726	10	210	200	0.040%

727	5	185	180	0.034%
728	5	300	295	0.026%
729	5	120	115	0.034%
730	5	150	145	0.026%
731	10	185	175	0.050%
C42	25	120	95	0.065%
C70	90	150	60	0.047%
C77	0	205	205	0.031%

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

Table 2. 13 – Stinking Water Core Hole

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)	Gold Grade (g/tonne)
SW C44	30	197	167	0.026	0.88
including	85	160	75	0.039	1.34
SW45	5	160	155	0.013	0.447
SW46	0	15	No Sample
SW47	15	155	140	0.008	0.291
SW48	15	135	120	0.007	0.243
SW49	5	60	55	0.010	0.343
SW50	90	155	65	0.013	0.459

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

In addition to the known resources, Almaden may also have the potential to host deep, high-grade "feeder zone" gold silver mineralization. Following the discovery of the Midas gold deposit in 1994, it became apparent that old mercury/ and or mercury gold -- occurrences in the Northern Nevada Rift have significant but virtually unexplored potential for high-grade gold silver mineralization below the exposed mercury rich hot springs occurrence. A comparison of the Northern Nevada Rift with the volcanic rift of southwestern Idaho where Almaden is located suggests several similarities including age of the host rocks, a strong north-northwest control on mineralization, associated mercury, anomalous arsenic and antimony, depleted base metals content, hot spring alteration and the strata controlled nature of the alteration and mineralization in basinal sediments. Given these similarities we believe a compelling case can be made that the high level silica encapsulated gold-silver mineralization present at Almaden may be the upper part of a deep-seated hot springs system with potential for bonanza grade quartz vein-hosted gold silver mineralization similar to the being mined at the Ken Snyder Mine.

Freegold retained the services of both Dr. Eric Braun, and Dr. Stuart Simmons to further investigate the potential for Almaden to host deep bonanza mineralization. Dr. Braun's report stated that the geological environment at Almaden is appropriate for a deep bonanza feeder" and that "one can infer a structural control oriented N-NW, which may reflect a structural feeder. Mr. Braun provided Freegold with two prioritized drill locations in which to drill a fan of holes to test the deep feeder concept. Mr. Braun's assessment also included a review of the bulk tonnage mineralization, stating "My favourite zone to add significant new resource is to extend the deposit along trend to the south of the South zone. This area has received only minor drill testing, yet the few holes in the zone are encouraging. This area should be mapped, sampled and drilled along the E-W sections like the area further north. The target has about 1,500 feet of strike length and is open further south." Dr. Stuart Simmons, another widely respected epithermal expert also confirmed the potential for Almaden to host bonanza grade at depth. His report indicated that "the depth level of exposure, the footprint of the hydrothermal system, boiling conditions, hydrothermal precious metal transport, and fault-fracture control on fluid movement are all favorable indicators of the potential for deep vein-style epithermal mineralization."

Drilling

For discussion on the 2007 drilling program, see the Exploration Section of this 20F.

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

During the drilling program, geological personnel visit the core drill at regular intervals, observing and overseeing the performance of the drill crews in the drilling, recovery, handling, boxing and labeling of the drill core.  Boxed drill core is delivered to the Freegold’s secure storage facility in Weiser, Idaho at the end of each working shift or when a drill hole is completed.  The drill core is then laid out in sequence inside Freegold’s storage and logging facility.  Drill core is photographed and visually logged before sampling.  Descriptions of lithology, alteration, mineralization, veining structure and beddings and any other pertinent data are entered on drill log forms, using coded entries as appropriate.  Graphic drawings of the core are included on the drill log.  The sample intervals are marked on the core and recorded in the drill logs with a unique number.  Samples are cut in sequence using a Target Model 2051 core saw. Core is split by a trained sample splitter in accordance instructions from the core logging geologist and is supervised by a Qualified Person as defined b y National Instrument 43-101.  Samples are placed in uniquely labeled heavy poly sample bags.  Sample blanks, standards and duplicates are inserted into the sample strings at this stage and represent, at a minimum, 10% of the sample string.  The samples are then placed in labeled rice bags for shipment to ALS Chemex in Winnemucca, NV. The samples are stored in the secure Freegold storage facility until picked up by ALS Chemex for transport to Winnemucca.  Sample preparation is conducted at the Winnemucca laboratory and one split of the pulp is shipped to Reno for gold analysis by fire assay and cyanide solubility.  The second pulp split is sent to ALS Chemex’s Vancouver laboratory for multi-element analysis by ICP.

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

During the 2006/2007 drill program, all samples were delivered daily by the drill contractor to Freegold’s secure storage and logging facility in Weiser Idaho. Samples were sawed and split in accordance with the procedures outlined in Sampling and Analysis.  Samples were then picked up by ALS Chemex’s Winnemucca laboratory and transported in bins to Winnemucca for preparation.  Access to the samples are restricted to Freegold’s personnel employed on the project.

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

Generally there was good correlation between the interpolated blocks and the Amax mineralization outlines. Each check section was examined to detect any interpolated blocks that were not compatible with the Amax outlines. In most cases of discrepancy, particularly in the Main zone, the interpolated grades did not extend as far from the drill holes as the Amax 0.01 opt gold boundaries. In this case grade blocks were not added to the model. In other areas the block grades extended beyond the Amax 0.01 opt gold boundaries. These blocks are termed “outliers”. The outlier blocks were further examined on drawings showing the interpolated blocks in plan view (a block plan map was prepared for each 20 foot level on which the sections showed outliers). Certain outlier blocks were removed from the model. The decision to remove outliers or not was based on 1) the presence or absence of a drill hole(s) in the area of the outlier blocks; 2) the pattern of drill holes in the area; and 3) the composite value from the drill holes near the outlier. One such area where outliers were not removed was near holes 331, 464, 101, 278 and 276. These holes show consistent drill hole values above 0.01 opt gold in an area Amax did not identify as having values above 0.01 opt gold. It is not known why Amax did not extend their 0.01 opt line into this area.

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

Indicated Mineral Resource:

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Cautionary Note to US Investors concerning estimates of Indicated Resources:

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

Current exploration plans include the following:

1.

Following the receipt of final assay results for the current program, the data was complied and forwarded to Mine Development Associates of Reno, Nevada which is in the process of completing an updated 43-101 resource estimate.

2.

Further drilling to test open strike lengths, to continue to test for the extent of molybdenum mineralization and for in-fill purposes will be determined following the completion of the new resource calculation expected in May 2009.

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

3.

Rob Property – Alaska, USA

Property Description and Location

By agreement dated 9 July 2002, the Company has the option to earn a 100% interest in a 20-year lease on certain mineral claims located in the Goodpaster Mining District, Alaska, known as the Rob Property.

As consideration, the Company paid US$29,000 and issued 1,000,000 shares. In addition, the Company is also required to expend a total of US$1,000,000 in exploration expenditures on the property prior to 31 December 2008 (completed).  Minimum work in any given year shall not be less than US$10,600 per year.

During the year, the company reached the US$1,000,000 level of cumulative expenditures on the property and issued an additional 500,000 shares of the Company valued at $305,000.  In addition, the vendor retains a 1% NSR which the Company may purchase for US$1,000,000.

The Company is also responsible to make cash payments of US$80,000 (paid) for an underlying agreement with the vendor.

Commencing 1 December 2008, annual advance royalty payments must be made depending on the average gold price for the proceeding year as follows:

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

Shortly after the vendor acquired the Property from the owner (Ronald O. Bailey) the owner passed away intestate. Proceedings to close the estate and establish the rights of the new underlying owner remain in progress. Execution of a revised lease is anticipated during 2009 and is not expected to alter the existing performance terms of the original agreement on the property.

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

Figure 3.1 – Location Map of Rob and Golden Summit Properties, Alaska

5.

Vinasale Property, Alaska

Property Description and Location

During 2007, the Company entered into a mineral exploration agreement with an option to lease from the Doyon Native Corporation on the Vinasale property in central Alaska.  Under the Agreement, the Company must make cash payments of US$320,000 over five years (US$50,000 first year paid, US$60,000 second year paid), make annual scholarship donations of US$10,000,(US$10,000 first and second year paid) and make minimum exploration expenditures totaling US$4,750,000 (US$300,000 first year -completed).

During 2008, the Company requested that Doyon consider deferring the remaining 2008 expenditures to 2009, 2010 and 2011 in exchange for an additional contribution of US $20,000 to the scholarship fund.  In 2009, the Company again requested that Doyon give consideration to reducing the 2009 exploration expenditures to $300,000 US. Doyon has granted this consideration. The Company has made the 2009 option payment.

The Company may at its option enter into a one year extension by making an additional cash payment of US$100,000 and incurring an additional US$1,500,000 in exploration expenditures.  In the event the property is reduced by 50% or more, the additional exploration expenditures shall be reduced to US$1,000,000.

The Vinasale Project is located is located in the south western Alaska approximately 16 air miles south of McGrath, Alaska (Figure 4-1). The Vinasale Project covers an area of approximately 143,296 acres in Townships T. 29 N., R. 34 & 35 W, T. 30 N., R. 34 & 35 W, T. 31 N., R. 33 & 35 W.  Access is by helicopter in summer and winter and/or snowmobile in winter.

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

The Union Bay project consists of 86 unpatented federal lode and 6 state mining claims covering 1,720 and 240 acres, respectively. The current claims, include: MB1- MB9, UB18-21, UB 24-56, UB 60-65, UB70-74, UB78-83,UB115-116, UB, 118-119, UB121-122, UB124-125, QTUBL 114-116, QTUBL119-121, QTUBL 124-126, QTUBL 129-131, FGUBL 1-3, and QTUBST 1-6 The claims are located in Township 70 South, Ranges 86 and 87 East, Copper River Meridian and are recorded in the Ketchikan Recording District and at the Alaska Division of Lands and the US Bureau of Land.  In this part of Alaska, the State of Alaska and the US Forest Service administer mineral rights.  The Union Bay project is located within the Tongass National Forest on multiple-use lands open to mineral development. Annual rental payments on Federal mining claims are due on or before each August 31 and total US$125 per claim per year.  Annual rentals are paid in lieu of work on Federal ground. For State claims annual rents are US$25 per claim and work on the ground in the amount of US$100 per claim per year is required.  All claims in the Union Bay property currently are in good standing through August 31, 2009. A registered land surveyor has not surveyed the claims, and there is no State or federal law or regulation requiring such surveying.  There are no known environmental liabilities attached to the property and permits for future work will be acquired from the US Forest Service and the Alaska Department of Natural Resources on an as-needed basis.

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

Figure 6-1: PGM A Property Location Map

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

The Company’s accounting policy is to capitalize all costs relating to the acquisition, exploration and development on an individual property basis until such time as the property is put into production or the property is disposed of either through sale or abandonment. The costs capitalized for mineral properties are reviewed on a property-by-property basis to consider if there is any impairment on the subject property.  As at December 31, 2008, the Company has capitalized cumulatively $28,168,999 on the acquisition and exploration of its mineral property interests.

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

Fiscal Year Ended December 31, 2008 compared to Fiscal Year Ended December 31, 2007

Results of Operations

The year ended December 31, 2008 resulted in a net loss of $5,165,861 which compares with a loss of $4,384,463 for the same period in 2007.  General and administrative expenses for the year ended December 31, 2008 were $2,849,449, an increase of $103,074 over the same period in 2007.  The loss is mainly attributable to $1,641,021 (2007: $1,388,088) in non-cash stock-based compensation expenses that were charged upon the granting of long-term incentive stock options and performance shares.

During the year, 2,660,000 stock options were granted under a graded vesting schedule.  The total fair value of stock options that vested using the Black-Scholes Option Pricing Model resulted in stock-based compensation expense of $1,810,885 for the year ended December 31, 2008 (2007: $572,112). $1,128,191 of this amount was allocated as stock-based compensation expense and $682,694 has been allocated to mineral properties in proportion to management’s or consultant’s time spent on specific projects.  Stock-based compensation for performance shares issued was $512,832 for the year ended December 31, 2008 (2007: $815,976).

Professional fees of $236,798 (2007: $87,936) were recorded as additional legal expenses were incurred during the year to assist in the preparation of various equipment and bridge loan documents. Interest costs of $721,494 were incurred mainly due to the interest on the US$5,791,000 loan which included a 4% loan fee of $165,720 and $188,290 non cash expense associated with the value of the loan warrants.

Amortization for office equipment of $19,161 for the year ended December 31, 2008 (2007: $12,874) was recorded.  Mining equipment amortization of $453,968 (2007: $161,088) was attributed to $2,344,943 in mining equipment that was obtained for the Golden Summit project in Alaska.

A foreign exchange loss of $1,173,327 was recorded on US$5,791,000 in loans that are payable in US funds. This resulted as the US dollar became stronger relative to the Canadian dollar.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, advertising, news releases, distribution fees and marketing materials, cost $233,051 for the year ended December 31, 2008, a decrease of $15,381 over the same period in 2007. In April, a part-time consultant was hired to assist with investor relations.

Travel costs of $92,375 (2007: $144,981) decreased as fewer trips were taken for promotional purposes and as a general cost cutting measure.  Consulting fees of $37,591 (2007: $167,383) were also reduced as the Company curtailed the services of outside consultants in order to conserve cash.

Transfer and filing fees of $118,248 (2007: $45,751) increased due to the additional expenses incurred during the year to assist in the preparation of various equipment and bridge loan documents.

All other general and administrative costs were relatively the same when compared to the previous year.

A capital loss of $2,915 was realized on the sale of investments in 2008 as compared to a capital gain of $151,687 over the same period in 2007.  Interest income of $35,292 was also earned in 2008, which was less than the $107,376 earned in 2007 as the Company had fewer funds on deposit and earned lower rates during the current year.

During the year ended December 31, 2008, the Company incurred mineral property deferred exploration costs of $9,304,985.  Of the deferred exploration costs, $528,330 was incurred to review and update previous engineering and resource work and $124,365 was incurred for assays on the Almaden project in Idaho. $6,522,559 was incurred on the Golden Summit project in Alaska of which $1,770,428 was for drilling and assays and $3,483,347 was for bulk sampling/plant commissioning and infrastructure.  Gold proceeds of $306,143 were taken as a credit against Golden Summit expenditures.  $1,566,629 was incurred in mapping, geophysics and drilling on the Rob project in Alaska, and $408,925 was incurred on the Vinasale Alaska project.

Mineral property acquisition costs of $629,449 were also incurred which included $98,359 for the Almaden Idaho project, $72,100 for the Vinasale Alaska project, $52,500 in cash and $305,000 in shares for the Rob Alaska project and $101,490 for the Golden Summit Alaska project.

Fiscal Year Ended December 31, 2007 compared to Fiscal Year Ended December 31, 2006

Results of Operations

The year ended December 31, 2007 resulted in a net loss of $4,384,463 which compares with a loss of $1,772,633 for the same period in 2006.  General and administrative expenses for the year ended December 31, 2007 were $2,746,375, an increase of $1,235,710 over the same period in 2006.  Most of the increase is attributable to $1,388,088 in stock-based compensation expenses that were charged upon the granting of long-term incentive stock options and performance shares.  The total fair value of stock options that vested using the Black-Scholes Option Pricing Model resulted in stock-based compensation expense of $572,112 for the period ended December 31, 2007 compared to $83,835 for the previous year.  The stock-based compensation expense has been allocated by expense category on the income statement. Stock-based compensation for performance shares was $815,976 as compared to $284,083 for the previous year.   Amortization of $173,962 was recorded as compared to $13,003 for the previous year.  Mining equipment amortization of $161,088 was attributed to $1,050,963 in new mining equipment that was obtained for the Golden Summit project in Alaska.  All other general and administrative costs were relatively the same when compared to the previous year.  Capital gains of $151,687 were realized on the sale of investments in 2007 as compared to $85,884 over the same period in 2006.   Interest income of $107,376 was also earned in 2007 as compared to $40,998 in the previous year as the Company had more funds on deposit.

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

B.

Liquidity and Capital Resources

Fiscal Year Ended December 31, 2008 compared to Fiscal Year Ended December 31, 2007

At December 31, 2008, the Company’s working capital, defined as current assets less current liabilities, was a deficit of $10,259,582 compared to a surplus of $4,124,121 at December 31, 2007.  Short term loans that have a maturity date of July 15, 2009 comprises $4,953,503 and the convertible loan comprises $2,200,996 of this deficit. The Company has trade payables of $3,138,724 and is trying to settle the majority of this amount by way of shares for debt conversion.  During 2008, 554,500 options were exercised for proceeds of $262,260 and 628,786 performance shares issued for $6,288.

The Company had 64,226,593 issued and outstanding shares at December 31, 2008.

During the year, a US $1,791,000 convertible loan was obtained secured against bulk sampling related equipment at Golden Summit and against private property that was purchased in January 2008 adjacent to the Golden Summit property.  The loan has a term of 2 years, with the lenders having the right to accelerate the maturity of the facility any time after the first anniversary of the closing, should the Company raise additional debt, equity or receive asset sales aggregating $3 million or more. The lenders also have the right during the term to convert the outstanding principal, in whole or in part, into the Company’s common shares at a conversion price of US $1.23/share. The interest rate for the loan is 4% per annum, payable quarterly. No fees were paid in relation to the closing or arrangement of this facility.

Subsequent to year end, the Company breached certain covenants under the convertible loan agreement, and the loan is currently in a default situation.  The lenders have not provided the Company with any default notice, and the Company is in negotiations with the lenders for certain waivers and interest payment extensions to allow the Company to maintain the original May 30, 2010 maturity date.

On July 31, 2008 the Company secured a US $2 million short term loan financing and on August 22, 2008, the Company received from a second lender an additional US $2 million short term loan, bringing total short term loan proceeds to US $4 million.

The first US $2 million bridge loan facility had a maturity date of January 15, 2009. Terms for this facility include an annual interest rate of 12.5% payable monthly, a cash closing fee, and 350,000 warrants to the lenders to purchase common stock of the Company for a two year period at a price of $0.66 per share. The lenders have the right to put the warrants back to the Company one year after closing of the bridge for value of $100,000.  The second US$2 million loan had the identical terms, except the strike price of the warrants is at $0.55 per share.  The loans can be prepaid at any time, and all proceeds generated from subsequent financings must be used to repay the loans.

On January 14, 2009, the bridge lenders agreed to extend the maturity of their loans to February, 10, 2009. As consideration of this extension, the exercise price of the 350,000 warrants each lender received at the time the bridge loans were advanced was reduced from $0.66 and $0.55 respectively to $0.30, and the Company issued each lender an additional 250,000 common shares.

On February 23, 2009, the bridge lenders agreed to further extend the maturity date of their loans to July 15, 2009. As consideration of these extensions, the interest rate on the two loans was increased from 12.5% to 15.0%, and the lenders received extension fees consisting of 720,000 common shares of the Company and 1,000,000 warrants to purchase common stock of the Company for a two year period.  Of the 1,000,000 warrants, the senior lender was issued 500,000 warrants at a price of C $0.17/share after providing the Company with an additional US$200,000 that was added to the principal of the extended short term loan, while the subordinated lender was issued 500,000 warrants at a price of C $0.25/share.  A cash fee equal to 3% of loan principal is also payable upon the earlier of the receipt of new financing or March 31, 2009.

The Company is in a difficult financial condition, and over the past three months the Company has only been able to meet critical payments to keep its portfolio of exploration properties in good standing, and to meet other minimum sustaining requirements through the recent advances made by its senior bridge lender.  Freegold continues to pursue a number of alternatives in order to satisfy its various debt obligations and to provide additional working capital to the Company.  These include ongoing discussions with parties that have expressed an interest in the possible purchase of individual projects and in the possibility of business combinations. Vendors who are owed project-related payables have been working with the Company as it seeks alternative financing, and discussions have commenced with vendors representing the majority of the outstanding accounts payable debt regarding an exchange of debt for common shares of the Company.  While management is hopeful that one, or a combination of these alternatives, will address the Company’s current financial situation and provide additional working capital, there can be no assurances that the Company will be successful in its efforts (see “Risks and Uncertainties”).

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

F.

Tabular Disclosure of Contractual Obligations

Contractual Commitments

The Company is committed under operating leases, for its office premises in Vancouver and Idaho.

Fiscal year ended Dec. 31,	2009	2010	2011	Thereafter

Office lease - Vancouver	$21,667	-	-	-
Office lease - Idaho	$14,310	-	-	-

G.

Safe Harbour

This Form 20-F includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act").  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward looking statements".  Such statements are included, among other places in this Registration Statement, in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Business" and "Description of Property"; and, in particular the section entitled the "Almaden Property" as they involve the assessment, based upon certain assumption, concerning future events and conditions that the resources described can be profitably produced.  Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  These include, but are not limited to, the risks of mining industry (for example, operational risks of exploring for, developing and producing crude oil and natural gas, risks and uncertainties involving geology of mineral deposits, the uncertainty of reserve estimates and estimates relating to production volumes, cost and expense projections, potential cost overruns and health, safety and environmental risks), risks relating to the Company's properties (for example, lack of operating history and transportation), fluctuations in mineral prices and exchange rates and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures (collectively "Cautionary Statements").  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table states the name, province or state, and country of residence of each of the directors and executive officers of the Company, the positions and offices presently held by them and the period or periods of time during which each has served as a director of the Company.

Name, Position in Company and Province or State and Country of Residence	Period(s) a Director/Officer of the Company
Morris Medd, Chairman Ontario, Canada	Since 2006, Chairman since 2007
David Knight, Director Ontario, Canada	Since 2007
Robert Jackson, Director Isle of Man, British Isles	Since 2008 Resigned January 13, 2009
Hubert Marleau, Director QC, Canada	Since 1996
Steve Manz, Director, President and CEO BC, Canada	Since 2005, Director since 2007
Kristina Walcott, VP, Business Development BC, Canada	Since 2005
Michael Gross, VP, Exploration BC, Canada	Since 2006
Jeff Woods, VP, Project Development CO, USA	Since 2007 Resigned January 1, 2009
Gordon Steblin, Chief Financial Officer BC, Canada	Since 2002

Additional details including principal occupation for the past five years of the above directors or executive officers are as follows:

Morris Medd, Director

Mr. Medd is an independent businessman.  He retired as President of the Redpath Group of Companies (1999-2004), world leaders in underground mine development, and is a current director of the group.  He has served on the board of the Ontario Mining Association.

David Knight, Director

Mr. Knight is a partner with the law firm of Macleod Dixon LLP, who brings with him over 25 years experience in securities and mining law. David's expertise is in the areas of public and private financing, mergers and acquisitions, corporate governance and regulatory compliance, and he represents both issuers and investment dealers on a regular basis. David's representation of numerous clients on property acquisitions and development, and his experience in closing large mining transactions will be of great assistance in helping Freegold continue to grow through in-house project developments and on-going acquisitions. David has been recognized as a recommended lawyer in the area of mining law by the LEXPERT Legal Directory, and has been designated as a "Best Lawyer in Canada" for 2007 and 2009 in the area of Natural Resources Law. From August 2003 to December 2005 Mr. Knight was counsel with Miller Thomson LLP and prior to August 2003 was a partner with Macleod Dixon LLP.

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

Gordon Steblin, Chief Financial Officer

Mr. Steblin obtained a Bachelor of Commerce degree in 1983 from the University of British Columbia (UBC), and in 1985 he became a Certified General Accountant. Mr. Steblin has over 20 years of financial experience in the junior mining/exploration sector. Mr. Steblin was previously the Chief Financial Officer of CanAlaska Uranium Ltd., El Nino Ventures Inc. and Pacific North West Capital Corp.  Mr. Steblin is currently the Chief Financial Officer of Alberta Star Development Corp. and Dynamic Gold Corp.

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

Summary Compensation Table

The following table sets forth all compensation for all years indicated in respect of the individuals who were, NEOs as of December 31, 2008

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions (#) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Steve Manz, President & CEO(2)	2008 2007 2006	150,000 150,000 150,000	Nil 24,000 15,000	Nil Nil Nil	600,000 Nil Nil	300,000 Nil Nil	Nil Nil Nil	Nil Nil Nil
Gordon Steblin, CFO	2008 2007 2006	59,166(1) 32,500(1) 26,600(1)	Nil 3,000 2,231	Nil Nil Nil	225,000 Nil Nil	112,500 Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Fees paid through a service Company.

(2)

Steve Manz was appointed President & CEO of the Company on October 18, 2005.

Compensation of Executive Officers

See above summary compensation table.

The following table sets out the options granted to Directors and Executive Officers during the Company's most recently completed financial year.

Name of Director and/or Executive Officer	Securities Under Option	Exercise Price	Value of Unexercised in the Money Options at Dec 31, 2008	Expiry Date
Morris Medd	25,000	$1.42	Nil	Feb 21/2013
Steve Manz	600,000	$1.42	N/A	Feb 21/2013
Kristina Walcott	360,000	$1.42	N/A	Feb 21/2013
Colin Bird	125,000	$1.42	N/A	Feb 21/2013
David Knight	25,000	$1.42	N/A	Feb 21/2013
Hubert Marleau	125,000	$1.42	N/A	Feb 21/2013
Gordon Steblin	225,000	$1.42	N/A	Feb 21/2013
Michael Gross	460,000	$1.42	N/A	Feb 21/2013
Jeffrey Woods	200,000	$1.42	N/A	Feb 21/2013
Robert Jackson	100,000 25,000	$1.50 $1.42	N/A	Feb 8/2013 Feb 21/2013

The closing price of the Company’s common shares on December 31, 2008 was $0.21

Options Granted to NEOs During the Most Recently Completed Financial Year

During the financial year ended December 31, 2008 options were granted to NEOs as per the above table.

Aggregated Option\SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option\SAR Values

The table below sets out, on an aggregate basis, the number of common shares of the Company acquired through stock options by the NEOs under the Company’s Stock Option Plan during the financial year ended December 31, 2008 and the number and value of unexercised options as at December 31, 2008.

Name (a)	No. of Shares Acquired on Exercise (#) (b)	Aggregate Value Realized(1) ($) (c)	No. of Unexercised Options at Dec. 31, 2008 (#) Exercisable/Unexercisable (d)	Value of Unexercised in-the-Money Options at Dec. 31, 2008 ($)(2) Exercisable/Unexercisable (e)
Steve Manz President & CEO	Nil (3) Nil (4)	Nil (3) Nil (4)	800,000 / 300,000 (3) $163,636 / Nil (4)	Nil / Nil (3) $32,728 / Nil(4)
Gordon Steblin, CFO	Nil	Nil	112,500 / 112,500	Nil / Nil

(1)

Aggregate Value Realized is the difference between the market price of the Company’s common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2)

Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Company on the TSX on December 31, 2008 of $0.21 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

(3)

Represents stock options.

(4)

Represents performance shares.

Option/SARs cancelled/expired to NEO’s During the Most Recently Completed Financial Year

During the financial year ended December 31, 2008 no common shares of the Company to NEOs were cancelled/expired.

Option Repricings

During the financial year ended December 31, 2008 no options to NEOs were repriced.

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

Composition of the Compensation Committee

During the fiscal year ended 2008, the Board appointed a Compensation Committee composed of three directors:  Morris Medd, Hubert Marleau and Robert Jackson.  On February 8, 2008, the Board of Directors agreed to combine the Compensation and Corporate Governance Committees into one new committee, and agreed upon a new Charter.  The Compensation and Corporate Governance Committee is currently composed of two independent directors: Morris Medd and Hubert Marleau following the resignation of Robert Jackson. None of these directors are officers or employees of the Company.

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

Securities Authorized for Issuance Under Equity Compensation Plans

During fiscal year ended 2008 the Company maintained three incentive and stock option compensation plans, the 2004 Plan, 2005 Plan and the Performance Share Plan, all of which have been previously approved by the shareholders of the Company and by the TSX.  The following table sets forth information with respect to the securities outstanding under these incentive and stock option compensation plans as at December 31, 2008.

Equity Compensation Plan Information

Plan Category	Number of shares to be issued upon exercise of outstanding options and other rights	Weighted-average exercise price of outstanding options and other rights	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	5,250,308	0.97	1,086,720
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	5,250,308	0.97	1,086,720

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial year ending December 31, 2008.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

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

Board of Directors

The Board is currently composed of four directors.

Independence

Three of the five members of the Board on December 31, 2008 were independent within the meaning of the Governance Disclosure Rule. The independent members were Morris Medd, Hubert Marleau and Robert Jackson.  Robert Jackson resigned from the Board on January 13, 2009, and to date, no replacement director has been proposed.

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
Hubert Marleau

CanAlaska Uranium Ltd.

Buzz Telecom

Global Development Resources, Inc.

GobiMin Inc.

Huntington Exploration Inc.

Maudore Minerals Ltd

Mitec Telecom Inc.

Niocan Inc.

Uni-Sélect Inc.

Warnex Inc.

Sofame Technologies Inc

David Knight	Fortune Minerals Limited
Steve Manz	Nil

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

Attendance Record

In the year ended December 31, 2008, the Board held 3 meetings and passed resolutions by way of consent resolutions on 10 different occasions.  All of the Directors executed all of the consent resolutions, and all of the directors attended the meetings.

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

A summary of the responsibilities and activities and the membership of each of the Committees are set out below:

Audit Committee

At December 31, 2008, the Audit Committee was comprised of Hubert Marleau, Chairman of the Audit Committee, Morris Medd and Robert Jackson, all of who are financially literate in accordance with national securities legislation.  Mr. Hubert Marleau, B.Sc., is currently President & CEO of Palos Capital Corp., and has been a director or executive officer of several public companies for over 25 years.  Mr. Morris Medd is the retired President of the Redpath Group of Companies, world leaders in underground mine development, and a current director of the group.  He has also served on the board of the Ontario Mining Association.  Mr. Robert Jackson holds a mining engineering degree, an MBA and a Chartered Financial Analyst® designation and has been involved in the investment banking and mining industries for over 30 years. On January 31, 2009, Mr. Jackson resigned from the Company’s Board of Directors and from the Audit Committee.  In the case of a resignation of a member of the Audit Committee, the Company’s Audit Committee charter allows for a continuation of the Committee so long as a quorum of the original committee members exists.

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

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees

December 31, 2008	$29,000	$ Nil	$ 1,500	$ Nil
December 31, 2007	$35,000	$ Nil	$ Nil	$ Nil

Compensation and Corporate Governance Committee

During the fiscal year ended 2008, the Board appointed a Compensation Committee composed of three directors:  Morris Medd, Hubert Marleau and Robert Jackson.  On February 8, 2008, the Board of Directors agreed to combine the Compensation and Corporate Governance Committees into one new committee, and agreed upon a new Charter.  As of December 31, 2008, the Compensation and Corporate Governance Committee was composed of three independent directors: Robert Jackson, Morris Medd and Hubert Marleau.  Mr. Jackson resigned from the Company’s Board of Directors and from the Compensation and Corporate Governance Committee on January 13, 2009.  In the case of a resignation of a member of the Compensation and Corporate Governance Committee, the Company’s charter allows for a continuation of the Committee so long as a quorum of the original committee members exists.

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

D.

Employees

During the fiscal year ended December 31, 2008, the Company had four full-time employees and utilized various services of 6 consultants.

E.

Share Ownership

The following table sets forth the share ownership of the persons listed in subsection 6.A and the employees/consultants of the Company.  The table below includes the details of all options outstanding.  As of February 28, 2009 the Company also had 4,450,000 warrants outstanding.  Of these warrants outstanding, no warrants are held by the persons listed in subsection 6.A or the employees/consultants of the Company as of February 28th, 2009.

92

Grant Date	Expiry Date	Exercise Price	Number of Options

Employees and Consultants
Nov 5, 2004	Nov 5, 2009	$0.50	35,000
July 17, 2006	July 17, 2011	$0.50	80,000
Jan 25, 2007	Jan 25, 2010	$0.75	400,000
June 4, 2007	June 4, 2010	$1.20	40,000
July 13, 2007	July 13, 2012	$1.50	25,000
October 16th, 2007	October 16th, 2012	$0.40	40,000
February 21, 2008	February 21, 2013	$1.42	240,000
April 10th, 2008	April 10th, 2010	$1.42	150,000
			1,010,000
Nov 5, 2004	Nov 5, 2009	$0.50	275,000
Sept 30, 2005	Sept 30, 2010	$0.20	500,000
Mar 13, 2006	Mar 13, 2011	$0.35	290,000
Sept 21, 2006	Sept 21, 2011	$0.50	100,000
November 1, 2007	November 1, 2012	$2.10	150,000
February 21, 2008	February 21, 2013	$1.42	1,820,000
			3,135,000
			4,145,000

Description of Existing Incentive and Stock Compensation Plans

The Company has three existing incentive and stock compensation plans which have previously been approved by the shareholders: the 2004 Plan, the 2005 Plan and the Performance Share Plan (all as defined below).  These plans, which are detailed below, are maintained separate and apart from each other.

(a)

2004 Stock Option Plan

		Percentage of Issued and Outstanding Shares as of February 28, 2009
Shares issued upon exercise of incentive stock options	2,984,500	4.56%
Shares reserved for issuance pursuant to unexercised incentive stock options	2,273,841	3.47%
Unallocated shares available for future grants of incentive stock options	0	0%
TOTAL	5,258,341	8.04%

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

(b)

2005 Stock Option and Incentive Plan (April 26, 2005)

2005 Stock Option and Incentive Plan

The 2005 Plan provides that the aggregate number of shares of the Company that may be issued under the 2005 Plan and all other stock option or equity compensation plans as may be in existence from time to time shall not exceed 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.

Information as to shares issued and issuable under the 2005 Plan based on the number of common shares currently outstanding is set forth below:

		Percentage of Issued and Outstanding Shares as of February 28, 2009
Shares issued upon exercise of incenztive stock options	0	0%
Shares issued upon exercise of performance shares	0	0%
Shares reserved for issuance for unexercised incentive stock options	2,536,659	3.88%
Shares reserved for issuance for the unexercised performance shares	0	0%
Unallocated shares available for future grants of incentive stock options and/or performance shares	1,526,528	2.33%
TOTAL	4,063,187	6.21%

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

Performance Shares

Performance shares or units may be issued to a Participant upon the achievement of specified objectives set by the Board upon terms and conditions set by the Board.  As of February 28, 2009, no performance shares are currently allotted under the 2005 Plan.

(c)

Previously Approved Performance Shares

In 2003 and 2004, the shareholders approved the issuance of an aggregate of 2,187,482 nominal value performance shares (872,897 in 2003 and 1,314,585 in 2004).  These performance shares are separate from any performance shares that may be issued under the 2005 Plan.  As of February 28, 2009 all 2,187,482 of these shares have been allotted and 1,769,692 have been issued.  At the time of shareholder approval in 2003, the 872,897 shares represented 5% of the Company’s then issued and outstanding shares.  At the time of shareholder approval in 2004, the 1,314,585 shares represented 5% of the Company’s then issued and outstanding shares.  At February 28, 2009 the 2,187,482 performance shares represent 3.35% of the Company’s issued and outstanding shares.

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

As of February 28, 2009, 2,187,482 performance shares have been allotted as follows:

(i)

400,000 performance shares were allotted on March 5, 2005 of which 300,000 shares have been issued 50,000 shares vested on September 5, 2008 and 50,000 shares vested on March 5, 2009.  These performance shares represent 0.61% of the Company’s issued and outstanding shares as at February 28, 2009.

(ii)

1,000,000 performance shares were allotted on October 3, 2005, of which 836,362 shares have been issued. 81,818 shares vested on July 1, 2008 and 81,820 shares vested on August 1, 2008. These performance shares represent 1.53% of the Company’s issued and outstanding shares as at February 28, 2009.

(iii)

400,000 performance shares were allotted on March 13, 2006, of which 333,330 have been issued. 33,333 shares vested on December 13, 2008 with the remaining 33,337 shares vested on March 13, 2009.  These performance shares represent 0.61% of the Company’s issued and outstanding shares as at the February 28, 2009.

(iv)

387,482 performance shares were allotted on January 11, 2007 of which 300,000 shares have been issued and the remaining shares have been cancelled. These performance shares represent 0.59% of the Company’s issued and outstanding shares as at February 28, 2009.

The following table sets out the options granted to directors, executive officers and others during the Company's most recently completed financial year.

Options and Other Rights to Purchase Shares

The following table summarizes the issued and outstanding options as at December 31, 2008.

Number Outstanding 31 December 2007	Granted	Exercised	Cancelled	Expired	Number Outstanding 31 December 2008	Exercise Price Per Share	Expiry Date
820,000	-	(524,500)	-	(295,500)	-	$0.48	10 September 2008
310,000	-	-	-	-	310,000	$0.40/$0.50	5 November 2009
500,000	-	-	-	-	500,000	$0.20	30 September 2010
320,000	-	(30,000)	-	-	290,000	$0.35	13 March 2011
80,000	-		-	-	80,000	$0.50	17 July 2011
100,000	-	-	-	-	100,000	$0.50	21 September 2011
350,000	-	-	-	-	350,000	$0.50	11 January 2012
400,000	-	-	-	-	400,000	$0.75	25 January 2010
40,000	-	-	-	-	40,000	$1.20	4 June 2010
25,000	-	-	-	-	25,000	$1.50	13 July 2012
40,000	-	-	-	-	40,000	$1.71	16 October 2012
150,000	-	-	-	-	150,000	$2.10	1 November 2012
-	100,000	-	-	-	100,000	$1.50	8 February 2013
-	2,410,000	-	(125,000)	-	2,285,000	$1.42	21 February 2013
-	150,000	-	-	-	150,000	$1.42	10 April 2010
3,135,000	2,660,000	(554,500)	(125,000)	(295,500)	4,820,000

During the year ended December 31, 2008 there were 4,820,000 options outstanding pursuant to the Company’s 2004 and 2005 plans.

As of December 31, 2008 there were 1,958,341 outstanding options issued under the Company’s 2004 Plan.

As of December 31, 2008 there were 2,861,659 outstanding options issued under the Company’s 2005 Plan

The following table sets out the options granted to directors, executive officers and others during the Company’s most recently completed financial year.

Optionee	Number of Shares Subject to Option	Date of Grant	Exercise Price ($/Security)	Expiration Date
Director	100,000	February 8, 2008	$1.50	February 8, 2013
Consultants	325,000	February 21, 2008	$1.42	February 21, 2013
Officers	1,845,000	February 21, 2008	$1.42	February 21, 2013
Consultants	240,000	February 21, 2008	$1.42	February 21, 2013
Consultants	150,000	April 10, 2008	$1.42	April 10, 2010
	2,660,000

As of February 28, 2009, there were an aggregate of 4,145,000 stock options outstanding. Subsequent to year end no options were granted to directors, executive officers or consultants.

The following table sets out the financial value of options exercised during the Company’s most recently completed financial year by directors, executive officers and others.

Optionee	Number of Shares Exercised	Date of Grant	Exercise Price ($/Security)	Expiration Date
Consultants	500,000	September 10, 2003	$0.48	September 10, 2008
Officers	30,000	March 13, 2006	$0.35	March 13, 2011
Consultants	24,500	September 10, 2003	$0.48	September 10, 2008
	554,500

125,000 options to a director were cancelled during the Company’s most recently completed financial year.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s shares held by such persons as at February 28, 2009

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
CDS & Company 25 Esplanade Toronto, ON, Canada	49,113,392	78.87%
Cede & Co Box 20, Bowling Green Stn New York, NY, USA	9,562,802	14.77%

Notes

(1)

The information as to the shares beneficially owned by CDS and Cede is not within the knowledge of the Company and has been extracted from the registrar of shareholders maintained by the registrar and transfer agent for the Company’s shares.

B.

Related Party Transactions

There were no material related party transactions in the fiscal year ended December 31, 2008, or proposed material transactions between the Company or any of its subsidiaries, except as previously disclosed in the audited year-ended December 31, 2008 consolidated financial statements.

C.

Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended December 31, 2008, which contain an Audit Report dated March 30, 2009.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Statement.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The annual high and low market prices for the shares of the Company on the Toronto Stock Exchange for each of the last five full financial years are as follows:

December 31	High (Cdn $)	Low (Cdn $)	Volume
2008	2.17	0.11	22,632,200
2007	2.70	0.48	42,827,400
2006	0.67	0.22	21,477,237
2005	0.36	0.12	10,999,684
2004	0.64	0.24	13,252,642

The high and low market prices for the shares of the Company on the Toronto Stock Exchange for each of the two most recently completed financial year for each quarter are as follows:

December 31	High (Cdn $)	Low (Cdn $)	Volume

2008
First Quarter	2.17	1.20	7,579,500
Second Quarter	1.44	0.92	4,979,000
Third Quarter	0.95	0.47	3,383,500
Fourth Quarter	0.41	0.11	6,690.200

2007
First Quarter	0.79	0.48	6,376,900
Second Quarter	0.69	1.61	12,504,600
Third Quarter	1.75	1.20	10,383,600
Fourth Quarter	2.70	1.50	13,562,300

The high and low market prices for the shares of the Company on the Toronto Stock Exchange for the six most recently completed months are as follows:

December 31	High (Cdn $)	Low (Cdn $)	Volume

September 2008	0.58	0.37	910,400
October 2008	0.41	0.17	1,858,600
November 2008	0.21	0.11	2,408,500
December 2008	0.21	0.11	2,423,100
January 2009	0.33	0.20	2,549,100
February 2009	0.34	0.16	2,094,800

On December 31, 2008 the closing price of the shares of the Company on the TSX Exchange was $0.21

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

The following is the OTCBB trade history:

The annual high and low market prices for the shares of the Company on the OTC Bulletin Board for each of the last five full financial years are as follows:

December 31	High (US $)	Low (US $)	Volume

2008	2.20	0.09	6,739,700
2007	2.85	0.38	8,324,181
2006	0.59	0.152	4,724,490
2005	0.28	0.096	3,049,968
2004	0.51	0.18	2,323,439

*The shares of the Company have been listed on the OTC Bulletin Board under trading symbol “ITFMF” since July 24, 2002 and under trading symbol “FGOVF” since September 4, 2002.

The high and low market prices for the shares of the Company on the OTC Bulletin Board for each of the two most recently completed financial year for each quarter are as follows:

December 31	High (US $)	Low (US $)	Volume

2008
First Quarter	2.20	1.31	1,912,700
Second Quarter	1.41	0.95	1,119,000
Third Quarter	1.05	0.46	1,357,100
Fourth Quarter	0.55	0.09	2,350,900

2007
First Quarter	0.68	0.38	1,287,653
Second Quarter	1.52	0.64	2,068.928
Third Quarter	1.79	1.01	2097,300
Fourth Quarter	2.85	1.51	2,870,300

The high and low market prices for the shares of the Company on the OTC Bulletin Board for the six most recently completed months are as follows:

	High (US $)	Low (US $)	Volume

September 2008	0.55	0.34	484,200
October 2008	0.40	0.14	521,500
November 2008	0.22	0.10	339,400
December 2008	0.17	0.09	192,800
January 2009	0.23	0.17	518,100
February 2009	0.28	0.15	294,900

On December 31, 2008 the closing price of the shares of the Company on the OTC Bulletin Board was US $0.16 per share.

The following table indicates the approximate number of record holders of shares at February 28, 2009, the number of record holders of shares with United States addresses and the portion and percentage of shares so held in the United States.  On February 28, 2009, 65,446,593 shares were allotted and outstanding which are fully paid.

Total Number of Registered Holders	Number of Registered US Holders	Number of Common Shares Held in US	Percentage of Shares
287	124	14,513,540	22.4%

A substantial number of shares are held by depositaries, brokerage firms and financial institutions in "street names".

The computation of the number and percentage of shares held in the United States is based upon the number of shares held by record holders with United States addresses.  United States residents may beneficially own shares held of record by non-United States residents.

B.

Plan of Distribution

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

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

D.

Selling Shareholders

This Form 20-F is being filed as an annual report under the Exchange Act and as such, there is no requirement to provide any information under this section.

E.

Dilution

This Form 20-F is being filed as an annual report under the Exchange Act and as such, there is no requirement to provide any information under this section.

F.

Expenses of the Issue

This Form 20-F is being filed as an annual report under the Exchange Act and as such, there is no requirement to provide any information under this section.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

As of February 28, 2009, the Company has 65,446,593 shares without par value issued, allotted and outstanding which are fully paid.

B.

Memorandum and Articles of Association

The Company’s Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under corporation number 262963. A copy of these Articles of Association and Memorandum were filed as an exhibit with the Company’s initial registration statement on Form 20-F.

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

C.

Material Contracts

During the year ended December 31, 2008 there were no material contracts entered into by the Company other than contracts entered into during the ordinary course of business.

D.

Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of shares, other than withholding tax requirements.  See "Item E. "Taxation".

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

E.

Taxation

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences relevant to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of our common shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of our common shares.

Notice Pursuant To IRS Circular 230:  Anything contained in this summary concerning any U.S. federal tax issue is not intended or written to be used, and it cannot be used by a U.S. Holder, for the purpose of avoiding federal tax penalties under the Internal Revenue Code.  This summary was written to support the promotion or marketing of the transactions or matters addressed by this Form 20-F.  Each U.S. Holder should seek U.S. federal tax advice, based on such U.S. Holder’s particular circumstances, from an independent tax advisor.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Form 20-F.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our common shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of our common shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of our common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies;

(c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own our common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired our common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold our common shares other than as a capital asset within the meaning of Section 1221 of the Code; (h) U.S. expatriates or former long-term residents of the U.S.; or (i) U.S. Holders that own, directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding shares of the Company.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of our common shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal alternative minimum tax; U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our common shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal alternative minimum tax, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of our common shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Our Common Shares

Distributions on Our Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in our common shares and, (b) thereafter, as gain from the sale or exchange of such common shares.  However, the Company does not intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to our common shares will constitute ordinary dividend income.  (See more detailed discussion at “Disposition of Our Common Shares” below).  Dividends paid on our common shares generally will not be eligible for the “dividends received deduction.”

For taxable years beginning before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met.

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) our common shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the

Company will not be treated as a QFC if the Company is a “passive foreign investment company” (or “PFIC”, as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company believes that it qualified as a PFIC for the taxable year ended December 31, 2008, and based on current business plans and financial projections, the Company expects that it will be a PFIC for the taxable year ending December 31, 2009.  (See more detailed discussion at “Passive Foreign Investment Company Rules” below).  The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Form 20-F.  Consequently, there can be no assurance regarding the Company’s PFIC status for any taxable year during which U.S. Holders hold our common shares, and there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

If the Company is not a PFIC, but a U.S. Holder otherwise fails to qualify for the preferential tax rate applicable to dividends discussed above, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

Disposition of Our Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of our common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in our common shares sold or otherwise disposed of.  Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if our common shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of our common shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules, unless such gains are resourced as “foreign source” under an applicable income tax treaty, and an election is filed under the Code.  (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid in foreign currency to a U.S. Holder in connection with the ownership of our common shares, or on the sale, exchange or other taxable disposition of our common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  A U.S. Holder that receives foreign currency and converts such foreign currency into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss.

Taxable dividends with respect to common shares that are paid in foreign currency will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the foreign currency are converted into U.S. dollars at that time.  If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) foreign income tax with respect to dividends paid on our common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income.”  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax For Certain Payments

Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders of our common shares should consult with their own tax advisors regarding the requirements of filing information returns, and if applicable, any “mark-to-market election” or “QEF election” (each as defined below).

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, our common shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Passive Foreign Investment Company Rules

If the Company is a PFIC at any time during a U.S. Holder’s holding period, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our common shares.

The Company generally will be considered a “PFIC” under Section 1297 of the Code if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets.  “Gross income” generally means all revenues less cost of goods sold.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, for transactions entered into after December 31, 2004, gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, if the Company is a PFIC and owns shares of another foreign corporation that also is a PFIC (a “Subsidiary PFIC”), under certain indirect ownership rules, a disposition of the shares of such other foreign corporation or a distribution received from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed below.  To the extent that gain recognized on the actual disposition by a U.S. Holder of our common shares or income recognized by a U.S. Holder on an actual distribution received on our common shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

The Company believes that it qualified as a PFIC for the taxable year ended December 31, 2008, and based on current business plans and financial projections, the Company expects that it will be a PFIC for the taxable year ending December 31, 2009.  The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Form 20-F.  Consequently, there can be no assurance regarding the Company’s PFIC status for any taxable year during which U.S. Holders hold our common shares, and there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of our common shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if  any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of our common shares and (b) any excess distribution paid on the common shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of our common shares, and any excess distribution paid on the common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the common shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the common shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.  Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.  The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the common shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds our common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company and each Subsidiary PFIC, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company and each Subsidiary PFIC, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of our common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year in respect of the Company and each Subsidiary PFIC, if any.  However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the common shares were sold on the qualification date or (b) if the Company was also a CFC, such U.S. Holder’s pro rata share of the post-1986 “earnings and profits” of the Company as of the qualification date.  The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder.  The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for the common shares includes the qualification date.  By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election.  In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC.  In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the common shares.  Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock.  The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the common shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such common shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the common shares over (ii) the fair market value of such common shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of our common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that such U.S. Holder is treated as owning because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of our common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which our common shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses our common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

Certain Canadian Federal Income Tax Consequences

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person who owns one or more common shares of the Company (the "Shareholder"), and who at all material times for the purposes of the Income Tax Act (Canada)  (the  "Canadian  Act") deals at arm's length with the Company,  holds all common shares solely as capital property, is a  non-resident  of Canada,  and does not, and is not deemed to, use or hold any Common  share in or in the course of  carrying  on  business  in  Canada.  It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.

This summary is based on the current provisions of the Canadian Act, including the regulations  thereunder,  and the Canada-United States Income Tax Convention (1980) (the  "Treaty") as amended.  This summary takes into account all specific proposals  to amend the  Canadian Act and the  regulations  thereunder  publicly announced  by the  government  of Canada to the date  hereof  and the  Company's understanding of the current published administrative and assessing practices of Canada Customs and Revenue  Agency.  It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any such law or practice, although no assurances can be given in these respects. Except to the extent otherwise expressly set out herein, this summary does not take into account any provincial, territorial or foreign income tax law or treaty.

This summary is not, and is not to be construed as, tax advice to any particular Shareholder. Each prospective and current Shareholder is urged to obtain independent advice as to the Canadian income tax consequences of an investment in common shares applicable to the Shareholder's particular circumstances.

A Shareholder generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Shareholder on a disposition of a Common share unless the Common share constitutes "taxable

Canadian property" to the Shareholder for purposes of the Canadian Act and the Shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty.  A Common share that is disposed of by a Shareholder will not constitute taxable Canadian property of the  Shareholder  provided  that the Common share is listed on a stock  exchange that is  prescribed  for the purposes of the  Canadian  Act (the  Toronto  Stock Exchange is so prescribed),  and that neither the  Shareholder,  nor one or more persons  with  whom  the  Shareholder  did not deal at  arm's  length,  alone or together at any time in the five years  immediately  preceding  the  disposition owned,  or owned any right to acquire,  25% or more of the issued  shares of any class of the capital  stock of the Company.  In addition,  the Treaty  generally will  exempt a  Shareholder  who is a  resident  of the  United  States  for the purposes of the Treaty, and who would otherwise be liable to pay Canadian income tax  in  respect  of  any  capital  gain  realized  by  the  Shareholder  on the disposition of a Common share,  from such  liability  provided that the value of the  Common  share is not  derived  principally  from real  property  (including resource property) situated in Canada or that the Shareholder does not have, and has not had within the 12-month period preceding the  disposition,  a "permanent establishment"  or "fixed  base," as those terms are defined for the purposes of the  Treaty,  available  to the Shareholder  in  Canada.  The Treaty may not be available to a  non-resident Shareholder that is a U.S. LLC, which is not subject to tax in the U.S. Any dividend on a Common share, including a stock dividend, paid or credited, or deemed to be paid or credited,  by the Company to a Shareholder  will be subject to  Canadian  withholding  tax at the  rate of 25% on the gross  amount  of the dividend, or such lesser rate as may be available under an applicable income tax treaty.  Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a Common share to a Shareholder who is a resident of the United States for the purposes of the Treaty will be reduced to 5% if the beneficial owner of the dividend is a company that owns at least 10% of the voting stock of the Company, and in any other case will be reduced to 15%, of the gross amount of the dividend.  It is Canada Customs and Revenue Agency’s position that the Treaty reductions are not available to a Shareholder that is a "limited liability company" resident in the United States. The Company will be required to withhold any such tax from the dividend, and remit the tax directly to Canada Customs and Revenue Agency for the account of the Shareholder.

F.

Dividends and Paying Agents

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G.

Statements by Experts

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H.

Documents on Display

Any documents referred to in this annual report may be inspected at the head office of the Company, 507 – 1540 West 2nd Avenue, Vancouver , BC V6J 1H2, during normal business hours.

I.

Subsidiary Information

There is no information relating to the Company’s subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at December 31, 2008 the Company believes that a ten percent change in exchange rates would have a material adverse effect on its financial position, results of operations, or changes in financial position.  This is primarily due to the level of debt that the Company has that is denominated in U.S. dollars.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

A.  Quantitative Information About Market Risk

Transaction Risk and Currency Risk Management

The Company’s operations do not employ financial instruments or derivatives; and given that the Company keeps its excess funds in high-grade short-term instruments, it does not have significant or unusual financial market risks.

B.  Qualitative Information About Market Risk

Exchange Rate Sensitivity

A significant portion of our administrative / exploration operations and Company debts are denominated in US funds, so there is exposure to foreign exchange movements between the Canadian and the U.S. dollar.

We typically hold most of our funds in Canadian dollars and report the results of our operations in Canadian dollars and are therefore are subject to any material exchange rate risk.

Interest Rate Risk and Equity Price Risk

Over the past 12 months, we have primarily financed ourselves through the issuance of debt.  All of this debt has fixed rates of interest, and we are therefore not exposed to any interest rate fluctuations.

Commodity Price Risk

While the value of the Company’s resource properties, if any, can always be said to relate to the price of precious metals and the outlook for same, the Company does not have any operating mines and hence does not have any hedging or other commodity based operations risks respecting its business activities. We are exposed to market risk, primarily related to fluctuating prices in our common stock.  See “Risk Factors”.

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

Other than has been disclosed in our December 31, 2008 financial statements in relation to a current default that exists with our US $1.79 million convertible loan, there has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries.  There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15.

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2008, being the date of the Company’s most recently completed fiscal year end.  This evaluation was carried out under the supervision and the participation of the Company’s Chief Executive Officer, Steve Manz and the Company’s Chief Financial Officer, Gordon Steblin.  Based upon the evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information relating to it required to be included in the Company’s period SEC filings.  There have been no changes in the Company’s internal controls or in other factors that significantly affected or could significantly affect internal controls subsequent to the date the Company carried out the evaluation.

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

During the Company’s most recently completed financial year ended December 31, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

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

AUDIT COMMITTEE FINANCIAL REPORT

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

4.

Responsibilities

A.

With respect to the Interim and Annual Financial Statements, the MD&A, the AIF and the 20-F

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

Composition of the Audit Committee

The following were members of the audit committee at December 31, 2008:

Morris Medd, Hubert Marleau and Robert Jackson. Mr. Jackson resigned as a member of the Board of Directors and as an audit committee member on January 13, 2009.

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

Services		Year ended December 31, 2008		Year ended December 31, 2007

Audit Services		$29,000		$35,000
Audit – and review – related services	$	Nil	$	Nil
Tax services		$1,500	$	Nil
All other services	$	Nil	$	Nil
		$30,500		$35,000

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

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

The following exhibits are filed with this Form 20-F Annual Report for the year ended December 31, 2008:

Exhibit 1:

Financial Statements

Cover Sheet

Auditor’s Report dated March 6, 2009

Consolidated Balance Sheets as at December 31, 2008 and 2007

Consolidated Statements of Changes in Shareholders’ Equity for the Fiscal Years Ended December 31, 2008, 2007 and 2006

Consolidated Statements of Loss and Comprehensive Loss for the Fiscal Years Ended December 31, 2008, 2007 and 2006

Consolidated Statements of Cash Flows for the Fiscal Years Ended December 31, 2008, 2007 and 2006.

Consolidated Schedules of Mineral Property Costs for the Fiscal Years Ended December 31, 2008 and 2007

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

Exhibit 8:(1)

Freegold Ventures Limited Code of Business Conduct and Ethics

Exhibit 9:

Certificate of Ethics for the Chief Executive Officer and the Chief Financial Officer

Exhibit 10:

Golden Summit Report

Exhibit 11:

Consent to File Golden Summit Report

Exhibit 12:

Certificate of Consent by Auditor

Exhibit 13:

(1)

incorporated by reference from our Form 20-F that was filed with the commission on March 30, 2008.

SIGNATURES

The Company certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated April 9, 2009

FREEGOLD VENTURES LIMITED

“Steve Manz”

Steve Manz

Chief Executive Officer

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

Exhibit 3

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

FULL CERTIFICATE

I, Steve Manz, Chief Executive Officer, of Freegold Ventures Limited, certify the following:

1. Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of Freegold Ventures Limited (the "issuer") for the financial year ended December 31, 2008.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4. Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the financial year end

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the integrated Framework issued by the Committee of sponsoring Organizations of the Treadway Commission (COSO).

5.2 ICFR -- material weakness relating to design: N/A

5.3 Limitation on scope of design: N/A

6. Evaluation:The issuer's other certifying officer(s) and I have

(a) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

(b) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's ICFR at the financial year end and the issuer has disclosed in its annual MD&A

(i) our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

   (ii) N/A

7. Reporting changes in ICFR: The issuer has disclosed in its annual MD&A any change in the issuer's ICFR that occurred during the period beginning on January 1, 2008 and ended on December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

8. Reporting to the issuer's auditors and board of directors or audit committee: The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer's auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer's ICFR.

Date: March 31, 2009

“Steve Manz””

_________________

Steve Manz

Chief Executive Officer

Exhibit 4

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

FULL CERTIFICATE

I, Gordon Steblin, Chief Financial Officer, of Freegold Ventures Limited, certify the following:

1. Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of Freegold Ventures Limited (the "issuer") for the financial year ended December 31, 2008.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4. Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the financial year end

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the integrated Framework issued by the Committee of sponsoring Organizations of the Treadway Commission (COSO).

5.2 ICFR -- material weakness relating to design: N/A

5.3 Limitation on scope of design: N/A

6. Evaluation:The issuer's other certifying officer(s) and I have

(a) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

(b) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's ICFR at the financial year end and the issuer has disclosed in its annual MD&A

(i) our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

   (ii) N/A

7. Reporting changes in ICFR: The issuer has disclosed in its annual MD&A any change in the issuer's ICFR that occurred during the period beginning on January 1, 2008 and ended on December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

8. Reporting to the issuer's auditors and board of directors or audit committee: The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer's auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer's ICFR.

Date: March 31, 2009

“Gordon Steblin”

_________________

Gordon Steblin

Chief Financial Officer

EXHIBIT 5

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its own behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O. AND C.F.O. PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying annual report on Form 20F of Freegold Ventures Limited for the year ending December 31, 2008, as filed with the Securities and Exchange Commission on the date thereof, the undersigned, in the capacity and date indicated below, hereby certifies that:

1.

I have reviewed the annual report on Form 20F of Freegold Ventures Limited;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based of my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report.

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the company and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control of financial reporting.

5.

The company’s other certifying officer(s) and I have disclosed, based on our more recent evaluation of the internal control over financial reporting, to the company’s auditors and the audit committee of the company’s Board of Directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b.

Any fraud, whether or not material, that involves management of other employees who have a significant role in the company’s internal control over financial reporting.

Date:   April 9, 2009

FREEGOLD VENTURES LIMITED

“Steve Manz”

___________________________________

Steve Manz

Chief Executive Officer

“Gordon Steblin”

__________________________________

Gordon Steblin

Chief Financial Officer

EXHIBIT 6

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Freegold Ventures Limited (the “Company”) on Form 20F for the period ended December, 31 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Steve Manz, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 902 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1)

The Report fully complies with the requirement of section 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934; and

2)

The information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

“Steve Manz”

___________________________

Steve Manz

Chief Executive Officer

EXHIBIT 7

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Freegold Ventures Limited (the “Company”) on Form 20F for the period ended December, 31 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Gordon Steblin, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 902 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

3)

The Report fully complies with the requirement of section 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934; and

4)

The information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

“Gordon Steblin”

___________________________

Gordon Steblin

Chief Financial Officer

EXHIBIT 9

CERTIFICATE OF ETHICS FOR THE CHIEF EXECTUVE OFFICER

AND THE CHIEF FINANCIAL OFFICER

In my role as Chief Executive Office (“CEO”) or Chief Financial Officer (“CFO”) of Freegold Ventures Limited (the “Company”), I have adhered to and advocated to the best of my knowledge and ability the following principles and responsibilities governing professional conduct and ethics:

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

4.

Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgement to be subordinated.

5.

Respect the confidentiality of information acquired in the course of business except when authorized or otherwise legally obligated to disclose the information.  I acknowledge that confidential information acquired in the course of business Is not to be used for personal advantage.

6.

Promote ethical behaviour among employees at the Company and as a responsible partner with industry peers and associates.

7.

Maintain control over and responsibly manage all assets and resources employed or entrusted to me by the Company.

8.

Report illegal or unethical conduct by any director, officer or employee that has occurred, is occurring or may occur, including any potential violations of the Company’s Code of Business Conduct and Ethics (the “Code”).  Such report will be made to the Audit committee of the Board of Directors and shall include conduct of a financial or non-financial nature.

9.

Comply with the Code.  I understand that if I violate any part of the Code, I will be subject to disciplinary action.

I understand that the code is subject to all applicable laws, rules and regulations.

I understand that there shall be no waiver of, modification of, or change to any part of the Code except by a vote of the Board of Directors or a designated Board committee.  In the event that a waiver of, modification of, or a change to the Code is granted, then the notice of the waiver, modification and/or change shall be posTed on the Company’s website within five business days of the Board of Directors’ or designated Board committee’s vote or shall be disclosed otherwise as required by applicable law or Stock Exchange or SEC rules.  Notices posted on the Company website shall remain there for a period for 12 months and shall be retained in the Company’s files as required by law.

Date:  April 9, 2009

FREEGOLD VENTURES LIMITED

“Steve Manz”

___________________________________

Steve Manz

Chief Executive Officer

“Gordon Steblin”

___________________________________

Gordon Steblin

Chief Financial Officer

EXHIBIT 12

JAMES STAFFORD

James Stafford
Chartered Accountants
Suite 350 – 1111 Melville Street
Vancouver, British Columbia
Canada V6E 3V6
Telephone +1 604 669 0711
Facsimile +1 604 669 0754
* Incorporated professional, James Stafford, Inc

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Freegold Ventures Limited

We consent to the incorporation of our report dated 6 March 2009, with respect to the consolidated balance sheet of Freegold Ventures Limited as at 31 December 2008, and the related consolidated statements of loss and comprehensive loss, cash flows and changes in shareholders' equity for the year ended 31 December 2008 in the Annual Report on Form 20-F of Freegold Ventures Limited dated 9 April 2009.

/s/ James Stafford
Chartered Accountants

Vancouver, Canada

9 April 2009