Form 20-F/A
FREEGOLD VENTURES LTD
filed 2010-05-07
CIK 1064052

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT #2

FORM 20-F/A

May 7,  2010

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 64,226,593 common shares as at December 31, 2008

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes o No ☒

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

U.S. GAAP ☐

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

TABLE OF CONTENTS

Page

Explanatory Note	4

PART II

ITEM 15. CONTROLS AND PROCEDURES	4

PART III

ITEM 19. EXHIBITS	5

EXHIBIT 1. Financial Statements	5

SIGNATURES	6

CERTIFICATIONS	7

EXPLANATORY NOTE

The Company is filing this Amendment #2 for the purpose of responding to correspondence received from the Securities and Exchange Commission whereby suggestions were made that we make certain changes and revisions to its Form 20-F for the fiscal year ended December 31, 2008, originally filed on April 27, 2009.  The amendments enclosed herewith include amendment to Item 18 which have been made to provide the audit report for the year ended December 31, 2006.  Item 15 has been amended to reflect our Evaluation of Disclosure Controls and Procedures and Management’s Report on Internal Control Over Financial Reporting.

PART II

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of the Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by the Company’s principal executive officer and principal financial officer.

Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded as of the end of the period covered by this report the Company’s disclosure controls and procedures were not effective due to the omission of management's report on Internal control over Financial Reporting in our original Form 20-F filed on April 27, 2009.

Management Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(e) under the Exchange Act.  Our internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.  Our internal control over financial reporting includes those policies and procedures that:

•

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we have evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s internal control over financial reporting was to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

Based on this evaluation, management has concluded that as of December 31, 2008, the internal controls over financial reporting was effective.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Changes in internal control over financial reporting

During the Company’s most recently completed financial year ended December 31, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation report of the registered public accounting firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

PART III

ITEM 19.

EXHIBITS

The following exhibits are filed as part of this Form 20-F/A Annual Report for the year ended December 31, 2008.  To view all previously submitted Exhibits, please see the Company’s Form 20-F originally filed April 27, 2009.

EXHIBIT 1. Financial Statements

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated:

May 7, 2010

FREEGOLD VENTURES LIMITED

“Kristina Walcott”

Kristina Walcott

Chief Executive Officer

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

CERTIFICATIONS

I, Kristina Walcott, certify that:

1.

I have reviewed this annual report on Form 20-F of Freegold Ventures Limited (the “Company”) as amended May 7, 2010 by Amendment No. 2;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based of my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this  report.

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the Company and have:

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

c.

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control of financial reporting.

5.

The Company’s other certifying officer and I have disclosed, based on our more recent evaluation of the internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

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

Date:   May 7, 2010

“Kristina Walcott”

__________________________________

Kristina Walcott

Chief Executive Officer

CERTIFICATIONS

I, Gordon Steblin, certify that:

1.

I have reviewed this annual report on Form 20-F of Freegold Ventures Limited (the “Company”) as amended May 7, 2010 by Amendment No. 2;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based of my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this  report.

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the Company and have:

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

c.

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control of financial reporting.

5.

The Company’s other certifying officer and I have disclosed, based on our more recent evaluation of the internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

c.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

d.

Any fraud, whether or not material, that involves management of other employees who have a significant role in the Company’s internal control over financial reporting.

Date:   May 7, 2010

“Gordon Steblin”

__________________________________

Gordon Steblin

Chief Financial Officer

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Freegold Ventures Limited (the “Company”) on Form 20F as amended May 7, 2010 by Amendment No. 2 for the period ended December, 31 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Kristina Walcott, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 902 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1)

The Report fully complies with the requirement of section 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934; and

2)

The information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

“Kristina Walcott”

___________________________

Kristina Walcott

Chief Executive Officer

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Freegold Ventures Limited (the “Company”) on Form 20F as amended May 7, 2010 by Amendment No. 2 for the period ended December, 31 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Gordon Steblin, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 902 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

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

Date:  May 7, 2010

FREEGOLD VENTURES LIMITED

“Kristina Walcott”

___________________________________

Kristina Walcott

Chief Executive Officer

“Gordon Steblin”

___________________________________

Gordon Steblin

Chief Financial Officer

EXHIBIT #1

FREEGOLD VENTURES LIMITED

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 DECEMBER 2008 and 2007

JAMES STAFFORD

James Stafford
Chartered Accountants
Suite 350-1111 Melville Street
Vancouver, British Columbia
Canada  V6E 3V6
Telephone +1 604 669 0711
Facsimile + 1 604 669 0754
*Incorporated professional, James Stafford, Inc.

Independent Auditors’ Report

To the Shareholders of Freegold Ventures Limited

We have audited the consolidated balance sheets of Freegold Ventures Limited (the “Company”) as at 31 December 2008 and 2007 and the related consolidated statements of loss and comprehensive loss, cash flows and changes in shareholders’ equity for each of the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31 December 2008 and 2007 and the results of its operations, its cash flows and its changes in shareholders’ equity for each of the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at 31 December 2006 were audited by predecessor auditors who expressed an opinion without reservation on those statements in their report dated 8 March 2007.

Vancouver, British Columbia, Canada                                                             Chartered Accountants

6 March 2009

Comments by Independent Registered Chartered Accountants for United States of America Readers on Canada – United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States of America) require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America), our report to the shareholders dated 6 March 2009 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the report when these are adequately disclosed in the consolidated financial statements.

Vancouver, British Columbia, Canada                                                            Chartered Accountants

6 March 2009

Independent Auditors’ Report

To the shareholders’ of Freegold Ventures Limited

We have audited the consolidated statements of loss and deficit and cash flows of Freegold Ventures Limited (the “Company”) for the year ended December 31, 2006.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated statements of loss and deficit and cash flows present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

March 8, 2007

Comments by Auditor for U.S. Readers on Canada-U.S Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1(a) to the financial statements. Our report to the shareholders dated March 8, 2007 is expressed in accordance with Canadian reporting standards which do not permit reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

March 8, 2007

Statement 1
Freegold Ventures Limited (An Exploration Stage Company) Consolidated Balance Sheets As at 31 December Canadian Funds

ASSETS	2008	2007
Current
Cash and cash equivalents	$7,335	$4,303,786
Accounts and advances receivable	42,493	46,581
Available-for-sale investments (Note 3)	51,000	122,915
Prepaid expenses and deposits	73,266	74,978
	174,094	4,548,260
Mineral Property Costs – Statement 5 (Note 4)	28,053,152	18,118,718
Property, Plant and Equipment (Note 5)	3,417,907	1,055,922
	$31,645,153	$23,722,900

LIABILITIES
Current
Accounts payable	$3,138,724	$384,472
Accrued liabilities	30,000	29,667
Due to related parties (Note 6)	110,453	10,000
Loans payable (Note 7)	7,154,499	-
	10,433,676	424,139

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 8)
Authorized:
Unlimited common shares without par value
Issued, allotted and fully paid:
64,226,593 (2007 – 62,543,307) shares	50,970,637	49,370,919
Contributed Surplus	3,091,812	1,794,265
Warrants	1,086,116	897,826
Deficit Accumulated During Exploration Stage - Statement 2	(33,937,088)	(28,764,249)
	21,211,477	23,298,761
	$31,645,153	$23,722,900

Going Concern, Nature and Continuance of Operations and Significant Accounting Policies (Note 1), Commitments (Note 10), Subsequent Events (Note 13) and Contingency (Note 14)

ON BEHALF OF THE BOARD:

       “Steve Manz”                          , Director                    “Hubert Marleau”             , Director

- See Accompanying Notes -

Statement 2
Freegold Ventures Limited (An Exploration Stage Company) Consolidated Statements of Changes in Shareholders’ Equity Canadian Funds

	Common Shares	Amount	Contributed Surplus	Warrants	Accumulated Deficit	Total
Balance – 31 December 2005	31,562,590	$30,714,606	$1,072,794	$-	$(22,479,334)	$9,308,066
Issuance and allotment of shares for:
- Private placements	8,146,542	2,737,401	-	-	-	2,737,401
- Value assigned to warrants	-	(328,813)	-	378,381	-	49,568
- Property	50,000	15,000	-	-	-	15,000
- Exercise of options	453,750	207,590	(54,465)	-	-	153,125
- Performance shares	50,000	19,000	-	-	-	19,000
- Performance shares reserved for issuance	-	-	265,583	-	-	265,583
Share issuance costs	-	-	-	-	(39,718)	(39,718)
Stock-based compensation	-	-	83,835	-	-	83,835
Loss for the year	-	-	-	-	(1,772,633)	(1,772,633)
Balance – 31 December 2006	40,262,882	$33,364,784	$1,367,747	378,381	$(24,291,685)	$10,819,227
Issuance and allotment of shares for:
- Private placements	10,600,000	9,130,000	-	-	-	9,130,000
- Value assigned to warrants (Note 8c)	-	(1,645,559)	-	1,645,559	-	-
- Property	75,000	60,000	-	-	-	60,000
- Exercise of options	1,891,250	845,075	-	-	-	845,075
- Exercise of warrants	8,673,269	5,518,527	-	-	-	5,518,527
- Performance shares	1,040,906	780,797	(194,583)	-	-	586,214
- Performance shares reserved for issuance	-	-	534,652	-	-	534,652
Share issuance costs	-	-	-	-	(88,101)	(88,101)
Stock-based compensation	-	-	277,630	-	-	277,630
Transferred on exercise of options	-	191,181	(191,181)	-	-	-
Transferred on exercise of warrants	-	1,126,114	-	(1,126,114)	-	-
Loss for the year	-	-	-		(4,384,463)	(4,384,463)
Balance – 31 December 2007	62,543,307	$49,370,919	$1,794,265	897,826	$(28,764,249)	$23,298,761
Issuance and allotment of shares for:
- Value assigned to warrants (Notes 7ii and 8c)	-	-	-	188,290	-	188,290
- Property	500,000	305,000	-	-	-	305,000
- Exercise of options (Note 8b)	554,500	262,260	-	-	-	262,260
- Performance shares (Note 8e)	628,786	964,043	(605,653)	-	-	358,390
- Performance shares reserved for issuance (Note 8e)	-	-	160,730	-	-	160,730
Share issuance costs	-	-	-	-	(6,978)	(6,978)
Stock-based compensation	-	-	1,810,885	-	-	1,810,885
Transferred on exercise of options	-	68,415	(68,415)	-	-	-
Loss for the year	-	-	-	-	(5,165,861)	(5,165,861)
Balance – 31 December 2008	64,226,593	$50,970,637	$3,091,812	$1,086,116	$(33,937,088)	$21,211,477

- See Accompanying Notes -

Statement 3
Freegold Ventures Limited (An Exploration Stage Company) Consolidated Statements of Loss and Comprehensive Loss Canadian Funds

	Years Ended 31 December
	2008	2007	2006
General and Administrative Expenses
Consulting fees	$37,591	$167,383	$207,651
Consulting fees – Stock-based compensation (Note 8d)	307,331	491,008	18,615
Travel	92,375	144,981	127,365
Promotion and shareholder relations	233,051	248,432	200,065
Management fees (Note 6b)	-	190,080	107,602
Director fees (Note 6a)	50,500	27,500	22,000
Director fees – Stock-based compensation (Note 8d)	285,955	9,554	1,461
Professional fees	236,798	87,936	84,694
Wages, salaries and benefits	252,046	267,512	244,683
Wages – Stock-based compensation (Note 8d)	1,019,599	729,396	280,058
Shareholder relations – Stock-based compensation (Note 8d)	28,138	158,130	5,761
Transfer and filing fees	118,248	45,751	64,778
Rent and utilities	111,569	71,886	40,386
Office and miscellaneous	57,089	93,952	92,543
Amortization	19,161	12,874	13,003
Loss Before the Undernoted	(2,849,451)	(2,746,375)	(1,510,665)

Other Income (Expenses)
Gain (loss) on sale of available-for-sale investments (Note 3)	(2,913)	151,687	85,884
Interest income	35,292	107,376	40,998
Amortization of mining equipment	(453,968)	(161,088)	-
Foreign exchange gain (loss), net	(1,173,327)	(61,373)	(28,675)
Interest, bank charges and loan arrangement fees (Note 7)	(721,494)	(62,206)	(27,369)
Write-off of mineral property costs (Note 4)	-	(1,612,484)	(332,806)
	(2,316,410)	(1,638,088)	(261,968)

Net Loss and Comprehensive Loss for the Year	$(5,165,861)	$(4,384,463)	$(1,772,633)

Loss per Share - Basic and Diluted	$(0.08)	$(0.08)	$(0.05)

Weighted Average Number of Shares Outstanding	63,687,408	52,257,573	37,459,602

- See Accompanying Notes -

Statement 4
Freegold Ventures Limited (An Exploration Stage Company) Consolidated Statements of Cash Flows Canadian Funds

	Years Ended 31 December
Cash Resources Provided By (Used In)	2008	2007	2006
Operating Activities
Loss for the year	$(5,165,861)	$(4,384,463)	$(1,772,633)
Items not affecting cash:
Amortization	473,129	173,962	13,003
Loss (Gain) on sale of available-for-sale investments (Note 3)	2,913	(151,687)	(85,884)
Write-off of mineral property costs	-	1,612,484	332,806
Stock-based compensation	1,128,191	572,112	83,835
Stock-based compensation – performance shares issued	352,102	510,825	18,500
Wages and consulting fees – performance shares reserved for issuance	160,730	305,151	265,583
Loan arrangement fee	188,290	-	15,437
Net changes in non-cash working capital components:
Accounts and advances receivable	4,088	(30,401)	33,444
Prepaid expenses and deposits	1,712	55,843	(74,309)
Accounts payable	(279,545)	(465,212)	(47,868)
Accrued liabilities	333	(8,333)	(18,695)
Due to related parties	100,453	2,000	8,000
	(3,033,465)	(1,807,719)	(1,228,781)

Investing Activities
Purchase of available-for-sale investments	-	-	(7,800)
Proceeds on sale of available-for-sale investments	69,002	311,452	108,158
Mineral property acquisition costs	(324,449)	(325,277)	(188,997)
Mineral property deferred exploration costs	(5,588,494)	(7,498,088)	(2,908,723)
Mineral tax credit	-	47,675	169,186
Option payments received	-	-	30,000
Purchase of property and equipment (Note 5)	(2,835,114)	(1,167,134)	(41,660)
	(8,679,055)	(8,631,372)	(2,839,836)

Financing Activities
Share capital issued	262,260	15,493,602	2,890,526
Share issuance costs	(6,978)	(88,101)	(39,718)
Performance shares	6,288	10,410	500
Loan proceeds	7,154,499	(1,000,000)	1,000,000
	7,416,069	14,415,911	3,851,308

Net Increase (Decrease) in Cash and Cash Equivalents	(4,296,451)	3,976,820	(217,309)
Cash and cash equivalents - Beginning of year	4,303,786	326,966	544,275
Cash and Cash Equivalents - End of Year	$7,335	$4,303,786	$326,966

- See Accompanying Notes -

Statement 4
Freegold Ventures Limited (An Exploration Stage Company) Consolidated Statements of Cash Flows – Continued Canadian Funds

	Years Ended 31 December
Cash Resources Provided By (Used In)	2008	2007	2006

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Exploration expenditures included in accounts payable	$(3,033,797)	$333,675	$496,931
Shares issued or allotted for mineral property	$(305,000)	$(60,000)	$(15,000)
Stock option benefits included in mineral properties	$(682,694)	$-	$-
Option payments received in shares	$-	$-	$100,000
Warrants issued for loan arrangement fee	$188,290	$-	$15,437

- See Accompanying Notes -

Statement 5
Freegold Ventures Limited (An Exploration Stage Company) Consolidated Schedules of Mineral Property Costs For the Years Ended 31 December Canadian Funds

	2008	2007

Golden Summit Property, Alaska, USA
Acquisition costs
Cash - option payments	$101,490	$178,358
Shares - option payments	-	17,000
	101,490	195,358
Deferred exploration expenditures
Geological and field expenses	212,405	244,456
Mineral property fees	25,438	33,870
Drilling	1,285,898	437,085
Assaying	484,530	508,043
Engineering and consulting	230,822	268,398
Geophysical	5,400	161,275
Personnel	1,052,511	440,632
Bulk sampling/plant commissioning & infrastructure	3,483,347	1,902,641
Refining charges	48,351	-
Bulk sample gold recovered	(306,143)	-
	6,522,559	3,996,400
Total	6,624,049	4,191,758

Almaden Property, Idaho, USA
Acquisition costs
Cash - option payments	98,359	52,159
	98,359	52,159
Deferred exploration expenditures
Geological and field expenses	124,302	228,407
Drilling	-	1,604,340
Mineral property fees	15,934	18,294
Assaying	124,365	355,471
Metallurgical testing	5,148	257,940
Geophysics	-	20,655
Resource engineering	174,136	12,541
Engineering and consulting	354,194	381,222
	798,079	2,878,870
Total	896,438	2,931,029

Balance Forward	$7,520,487	$7,122,787

- See Accompanying Notes -

Statement 5
Freegold Ventures Limited (An Exploration Stage Company) Consolidated Schedules of Mineral Property Costs – Continued For the Years Ended 31 December Canadian Funds

	2008	2007

Balance Carried Forward	$7,520,487	$7,122,787

Rob Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	305,000	-
Cash - option payments	52,500	28,325
	357,500	28,325
Deferred exploration expenditures
Drilling	239,153	295,470
Mineral property fees	19,465	19,211
Engineering and consulting	155,371	69,206
Geological and field expenses	649,446	83,848
Assaying	24,277	22,253
Wages	412,339	77,876
Geophysics	66,578	-
	1,566,629	567,864
Total	1,924,129	596,189

Vinasale Property, Alaska, USA
Acquisition costs
Cash - option payments	72,100	66,435
	72,100	66,435
Deferred exploration expenditures
Geological and field expenses	107,138	61,664
Geophysics	68,607	244,631
Assaying	-	6,401
Mineral property fees	4,013	9,053
Engineering and consulting	41,112	26,413
Wages	188,055	21,246
	408,925	369,408
Total	481,025	435,843

Union Bay Property, Alaska, USA

Deferred exploration expenditures
Mineral property fees	8,130	12,286
Engineering and consulting	663	878
Total	8,793	13,164

Balance Forward	$9,934,434	$8,167,983

- See Accompanying Notes -

Statement 5
Freegold Ventures Limited (An Exploration Stage Company) Consolidated Schedules of Mineral Property Costs – Continued For the Years Ended 31 December Canadian Funds

	2008	2007

Balance Carried Forward	$9,934,434	$8,167,983

Grew Creek Property, Yukon, Canada
Acquisition costs
Shares - option payments	-	43,000
	-	43,000
Deferred exploration expenditures
Geological and field expenses	-	6,057
Mineral tax credit	-	(47,675)
	-	(41,618)
Total	-	1,382

Costs for the Year	9,934,434	8,169,365
Balance - Beginning of year	18,118,718	11,561,837
Write-off of mineral property costs (Note 4)	-	(1,612,484)

Balance - End of Year	$28,053,152	$18,118,718

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2008 and 2007 Canadian Funds

1.   Going Concern, Nature and Continuance of Operations and Significant Accounting Policies

a)

Going Concern and Nature and Continuance of Operations

Freegold Ventures Limited (the “Company”) is in the process of acquiring, exploring and developing precious metal mineral properties.  The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties or sell the properties outright.  The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.  The recoverability of the amounts expended by the Company on acquiring and exploring mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to complete the acquisition and/or development of the properties and upon future profitable production.

The Company’s consolidated financial statements as at 31 December 2008 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  Several adverse conditions cast substantial doubt on the validity of this assumption and the Company is exposed to significant foreign currency risk (Note 1p). The Company has a loss of $5,165,861 for the year ended 31 December 2008 (2007 - $4,384,463; 2006 - $1,772,633) and has working capital deficit of $10,259,582 at 31 December 2008 (2007 – working capital of $4,124,121).

The Company had cash and cash equivalents of $7,335 at 31 December 2008 (2007 - $4,303,786), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  If the Company is unable to raise additional capital in the immediate future, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures or cease operations. These consolidated financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

b)

Consolidation

These consolidated financial statements include the accounts of the Company’s wholly owned subsidiaries, Free Gold Recovery, USA, Freegold Ventures Limited, USA, Ican Minerals, Inc. and Canu Resources, Inc.  All subsidiaries are US corporations which are involved in mineral property exploration.  Inter-company balances are eliminated upon consolidation.

c)

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The Company places its cash and cash equivalents with institutions of high-credit worthiness.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2008 and 2007 Canadian Funds

1.

Going Concern, Nature and Continuance of Operations and Significant Accounting Policies - Continued

d)

Available-for-sale Investments

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market process of actively traded securities) with changes in fair value recorded in other comprehensive income.  Available-for-sale investments are written down to fair value through earnings whenever it is necessary to reflect an other-than-temporary impairment.  Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

e)

Mineral Properties and Deferred Exploration Expenditures

The Company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures, holding costs to maintain a property and related foreign exchange amounts are deferred and would be amortized against future production following commencement of commercial production or are written-off if the properties are sold, allowed to lapse or are abandoned.

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

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.  Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed.  Although the Company has investigated the title to all of the properties for which it holds mineral leases or licenses or in respect of which is has a right to earn an interest, the Company cannot give an assurance that the title to such properties will not be challenged or impugned.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2008 and 2007 Canadian Funds

1.

Going Concern, Nature and Continuance of Operations and Significant Accounting Policies  - Continued

e)

Mineral Properties and Deferred Exploration Expenditures - Continued

The Company has the right to earn an increased interest in certain of its properties.  To earn its this 100% increased interest in each property, the Company is required to make certain cash payments.  If the Company fails to make these payments, the Company may lose its right to such properties and forfeit any funds expended to such time.

f)

Asset Retirement Obligation

On 1 May 2004, the Company retroactively adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, “Asset Retirement Obligations”. Operating under this Section, future obligations to retire an asset or property are recognized and recorded as a liability at fair value as at the time the asset is acquired or the event occurs giving rise to such an obligation. At each reporting period, asset retirement obligations are increased to reflect the interest element (accretion expense) considered in the initial fair value of the measurement of the liabilities. In addition, an asset retirement cost is added to the carrying amount of the related asset and depreciated over the life of the asset. The capitalized asset retirement cost is amortized on the same basis as the related asset and along with the accretion expense, before arriving at the net income.

g)

Amortization

The Company provides for amortization on its property, plant and equipment at 20% - 45% on a declining balance method.  One half of the rate is applied in the year of acquisition.

h)

Share Capital

Share capital issued for non-monetary consideration is recorded at an amount based on fair    market value.

i)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using the Black-Scholes valuation model.  For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. The Company estimates forfeiture of stock-based awards based on historical data and adjusts the forfeiture rate periodically.

j)

 Loss per Share

Basic loss per share is based on the weighted average number of common shares issued and outstanding during the year.  The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted loss per share are the same.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2008 and 2007 Canadian Funds

1.

Going Concern, Nature and Continuance of Operations and Significant Accounting Policies - Continued

k)

 Income Taxes

The asset and liability method is used for determining future income taxes.  Under the asset and liability method, the change in the net future income tax asset or liability is included in income.  The income tax effects of differences in the periods when revenue and expenses are recognized, in accordance with the Company’s accounting practices, and the periods they are recognized for income tax purposes are reflected as future income tax assets or liabilities.  Future income tax assets and liabilities are measured using the statutory income tax rates which are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

l)

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and their results and financial position are translated into the Company’s functional currency, the Canadian dollar, using the temporal method as follows:

-

Monetary assets and liabilities at year-end rates;

-

All other assets and liabilities at historical rates; and

-

Revenue and expense items at the average rate of exchange prevailing during the year.

Translation gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

m)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Significant areas where management’s judgement is applied are the determination of asset impairment, stock-based compensation and future income tax valuation allowances.  Actual results could differ from those estimates.

n)

Flow-through Shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

o)

Performance Shares

The Company grants performance shares to attract consultants and/or employees to the Company. Performance shares are valued at market price on the date of issuance and charged to operations with the offsetting credit to share capital.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2008 and 2007 Canadian Funds

1. Going Concern, Nature and Continuance of Operations and Significant Accounting Policies - Continued

 p)

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts and advances receivable, available-for-sale investments, accounts payable, accrued liabilities, loans payable and amounts due to related parties. The Company is exposed to significant interest, currency and credit risks arising from its financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company’s loans payables are denominated in US dollars and are currently in default (Note 7).  The Company is exposed to significant currency risk on its loan payables and the Company will be negatively impacted if the US dollar increases versus the Canadian dollar.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its US properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures will be negatively impacted if the US dollar increases versus the Canadian dollar.

q)

   Recent Accounting Pronouncements

The CICA issued CICA Handbook Section 3064 “Goodwill and Other Intangible Assets” which the  Company will adopt, effective 1 January 2009.  The new requirements of Section 3064 are for recognition, measurement, presentation and disclosure.  Section 3064 replaces Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. Management is currently assessing the impact of these new accounting standards on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 30 December 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2008 and 2007 Canadian Funds

2.  Changes in Accounting Policies and Presentation

a)

Going Concern

Effective 1 January 2008, the Company adopted changes to CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”.  Section 1400 has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  Management shall make an assessment of an entity’s ability to continue as a going concern.  When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed.  When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern.

b)

Capital Disclosures

Effective 1 January 2008, the Company adopted the new CICA Handbook Section 1535, “Capital Disclosures” which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the Company’s objectives, policies and procedures for managing capital.  The main features of the new section are as follows:

a.

Requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital;

b.

A requirement for an entity to disclose quantitative data about what it regards as capital;

                  and

c.

A requirement for an entity to disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

c)

Financial Instruments – Disclosure and Presentation

Effective 1 January 2008, the Company adopted the new CICA Handbook Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace existing Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

3.   Available-for-sale Investments

	2008		2002	2007
	Book Value	Fair Value		Fair Value

Pacific North West Capital Corp. (“PFN”)	$-	$-		$70,663
Redeemable Guaranteed Investment Certificate	51,000	51,000		52,252

	$51,000	$51,000		$122,915

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2008 and 2007 Canadian Funds

3.    Available-for-sale Investments - Continued

During the year, the Company had a net loss on the sale of available-for-sale investments of $2,915 (2007 – gain of $151,687) which was due to the sale of PFN shares (2007 – gain of $43,717).  PFN is  a company that previously had a certain director in common with the Company.

The redeemable guaranteed investment certificate matures on 31 October 2009 and is pledged as security for certain payables of the Company.

4.

Mineral Property Costs

	Acquisition	Deferred Exploration	Payments/ grants	Write-offs	Totals 2008	Totals 2007
Golden Summit Property	$760,365	$16,208,727	$-	$-	$16,969,092	$10,345,043
Almaden Property	841,345	6,022,065	-	-	6,863,410	5,966,972
Rob Property	907,500	2,320,451	-	-	3,227,951	1,303,822
Vinasale Property	138,535	794,244	-	-	932,779	451,754
Union Bay Property	110,658	183,462	(234,200)	-	59,920	51,127
	$2,758,403	$25,528,949	$(234,200)	$-	$28,053,152	$18,118,718

a)

Golden Summit Property, Alaska, USA

By various agreements dated from 1 December 1992 to 9 May 1997, the Company acquired from Fairbanks Exploration Inc. (“FEI”) certain mineral claims in the Fairbanks Mining District of Alaska known as the Golden Summit Property, subject to a 7% working interest held in trust for FEI by the Company.  The property is controlled by the Company through long-term lease agreements or outright claim ownership.  As consideration, the Company issued 125,000 shares and expended US$1,767,000 on the property before 2000.  The Company is also required to make all underlying lease payments (Note 4a(i-iii)).

The Company will fund 100% of the project until commercial production is achieved at which point FEI will be required to contribute 7% of any approved budget.  The property is subject to a 2% Net Smelter Royalty (“NSR”) to FEI.  The Company has a 30 day right of first refusal in the event that the 7% working interest of FEI or the NSR is to be sold.  The Company can also purchase the NSR at any time following commercial production, based on its net present value as determined by mineable reserves.

Underlying Leases

(i)

Keystone Claims

By agreement dated 17 May 1992, the Company agreed to make advance royalty payments of US$15,000 per year.  By an agreement dated 15 May 2000 and 30 November 2001, the Company agreed to make advance royalty payments as follows:

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2008 and 2007 Canadian Funds

4.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, USA - Continued

(i)

Keystone Claims - Continued

	US Funds
1992 – 1998 (US$15,000 per year)	$105,000	(paid)
2000	$50,000	($25,000 paid in cash and $25,000 with 58,898 treasury shares issued)
2001- 2006 (US$50,000 per year)	$300,000	(paid)
2007 (US$150,000 per year)	$150,000	(paid)
2008 (US$150,000 per year)	$150,000	(paid $75,000 in 2008 with the remaining $75,000 paid in 2009, subject to a payment extension (Note 14))
2009 – 2019 (US$150,000 per year)	$1,650,000

An amendment signing bonus of US$50,000 was paid 1 October 2000.

The leased property is subject to a 3% NSR.

(ii)

Newsboy Claims

By lease agreement dated 28 February 1986 and amended 26 March 1996, the Company assumed the obligation to make advance royalty payments of US$2,500 per year until 1996 (paid) and US$5,000 per year until 2006 (paid).  During 2006, the Company renewed the existing lease term for an additional 5 years on the same terms and conditions.  The claims are subject to a 4% NSR. The Company has the option to purchase the NSR for the greater of the current value or US$1,000,000 less all advance royalty payments made.  These payments are current.

(iii)

Tolovana Claims

In May 2004, the Company entered into an agreement with a third party (the “Seller”) whereby the Seller transferred 100% of the rights via Quit Claim Deed to a 20-year lease on the Tolovana Gold Property in Alaska.

Under the terms of the agreement, the Company assumed all of the Seller’s obligations under the lease, which include making annual payments of $1,000 per month for the first 23 months increasing to $1,250 per month for the 24th to the 48th months and increasing to $1,500 after the 49th month and for the duration of the lease. These payments are current.

The property is subject to a sliding scale NSR as follows: 1.5% NSR if gold is below US$300, 2.0% NSR in the event the price of gold is between US$300 to US$400, and 3.0% NSR in the event that the price of gold is above US$400.  In addition, the Company made a cash payment of US$7,500 on signing and issued 400,000 shares on regulatory approval. An additional 200,000 shares are to be issued within 30 days of a minimum 200,000 ounce mineral resource being calculated on the property if the resource is established in five years or less from the date of the agreement.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2008 and 2007 Canadian Funds

4.

Mineral Property Costs – Continued

b)

Almaden Property, Washington County, Idaho, USA

By agreement dated 13 December 1995 and various amendments thereto, the Company purchased a 60% interest in certain mineral claims located in Washington County, Idaho, known as the Almaden Property.  As consideration, the Company paid US$250,000 to underlying optionors, issued 4,621,714 common shares and completed a feasibility study.

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

c)

Rob Property, Alaska, USA

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

During the year, the company reached the US$1,000,000 level of cumulative expenditures on the property and issued an additional 500,000 shares of the Company valued at $305,000.  In addition, the vendor retains a 1% NSR which the Company may purchase for US$1,000,000 (Note 8a).

The Company is also responsible to make cash payments of US$80,000 (paid) for an underlying agreement with the vendor.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2008 and 2007 Canadian Funds

4.

Mineral Property Costs – Continued

c)

Rob Property, Alaska, USA – Continued

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

d)

Vinasale Property, Alaska, USA

During the previous year, the Company entered into a mineral exploration agreement with an option to lease from the Doyon Native Corporation on the Vinasale property in central Alaska.  Under the Agreement, the Company must make cash payments of US$320,000 over five years (US$50,000 first year paid, US$60,000 second year paid), make annual scholarship donations of US$10,000,(US$10,000 first and second year paid) and make minimum exploration expenditures totalling US$4,750,000 (US$300,000 first year - completed).

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

e)

Union Bay Property, Alaska, USA

The Company acquired certain mineral claims known as the Union Bay Property, in Alaska, USA, by way of staking.

(i)

By agreement dated 1 October 2002 and amended 2 April 2003, the Company granted to PFN, a company that previously had certain directors in common, an option to earn a 70% interest in the property by purchasing a private placement of $165,000 (2002) and making cash payments of $100,000 (received), issuing 60,000 shares (received) and incurring exploration expenditures of $1,000,000 (completed).

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2008 and 2007 Canadian Funds

4.

Mineral Property Costs – Continued

e)

Union Bay Property, Alaska, USA – Continued

PFN vested with a 50% interest on 1 July 2006 and accordingly issued 253,586 shares pursuant to the agreement. Following vesting, PFN had the right to elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of having vested. This election was not made.

By Memorandum of Agreement dated 4 May 2007, the Company and PFN confirmed their 50:50 interest in the property.

f)

PGM A Property, Sudbury Region, Ontario, Canada

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

The property is subject to a 3% NSR.   The Company has the right to purchase up to 2% of the NSR for $3,000,000 (the first 1% for $1,000,000 and the second 1% for $2,000,000).

By Letter Agreement dated 16 November 2001, the Company granted to PFN, a company that previously had certain directors in common with the Company, an option to earn a 70% interest in PGM A Property for cash payments of $55,000 (received), issuance of 20,000 PFN shares (received) and exploration expenditures on the property of $50,000 (completed).

PFN has the right to purchase an additional 30% interest in the property by paying  the Company $750,000.  The Company and PFN will share the NSR buyout privileges in proportion to their respective interests.

During the prior year, all costs associated with the property have been written off.

g)

Grew Creek Property, Yukon Territory, Canada

By Letter Agreement dated 27 May 2004, the Company had the right to acquire, from a third party, up to a 100% interest in certain mineral claims known as the Grew Creek Property located in Whitehorse Mining District, Yukon Territory.  To acquire a 100% interest in the property, the Company was, at its option, required to complete the following: issue 200,000 shares (issued), make cash payments of $305,000 ($150,000 paid) and incur exploration expenditures of $1,500,000.

During the prior year, the Company terminated this agreement. Accordingly, all costs associated with the property have been written off.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2008 and 2007 Canadian Funds

5.

Property, Plant and Equipment

	Cost	Accumulated Amortization	2008 Net Book Value	2007 Net Book Value
Mining equipment	$2,344,942	$(615,056)	$1,729,886	$889,875
Automotive	38,079	(5,712)	32,367	-
Land	1,603,996	-	1,603,996	107,000
Office equipment	114,218	(62,560)	51,658	59,047
	$4,101,235	$(683,328)	$3,417,907	$1,055,922

During the year ended 31 December 2008, total additions to property, plant and equipment were $2,835,114 (31 December 2007 - $1,167,134).

6.

Related Party Balances and Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

Effective 1 January 2005, each outside director is entitled to receive $500 per month, $500 per directors’ meeting and $500 per committee meeting.  During the year, $50,500 (2007 - $27,500; 2006 - $22,000) was paid/accrued to directors.  As at 31 December 2008, amounts due to related parties includes $25,761 (2007 - $10,000) owing to directors.  These amounts were incurred in the ordinary course of business, are non-interest bearing, unsecured and due on demand.

b)

During the year, management and severance fees of $Nil (2007 - $190,080; 2006 - $107,602) were paid to a company controlled by the former Chairman.

c)

During the year, consulting fees of $Nil (2007 - $20,982; 2006 - $28,231) were paid to a company controlled by the former Corporate Secretary.

d)

During the year, professional fees of $59,166 (2007 - $35,500; 2006 - $28,831) were paid/accrued to a company controlled by the Chief Financial Officer.  As at 31 December 2008, $23,125 of this amount is included in due to related parties (2007 - $Nil).

e)

During the year, legal fees of $65,424 (2007 - $Nil; 2006 - $Nil) were paid/accrued to a Law Firm of which a director is a partner.  As at 31 December 2008, $39,964 of this amount is included in due to related parties (2007 - $Nil).

f)

During the year, rent of $Nil (2007 - $Nil; 2006 - $36,681) was paid to a company controlled by the former Chairman.

g)

During the year, consulting fees of $7,083 (2007 - $98,633; 2006 - $73,042) were paid/accrued to a company controlled by the Vice-President of Business Development. During the year, the consultant became an employee and the related compensation is recorded under wages, salaries and benefits.  During the year ended 31 December 2006, 400,000 performance shares (vested as described in Note 8e) were reserved for issuance and 300,000 of the 400,000 performance shares have been issued.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2008 and 2007 Canadian Funds

6.   Related Party Balances and Transactions – Continued

h)

During the year, consulting fees of $125,588 (2007 - $150,680, 2006 - $Nil) were paid/accrued to a company controlled by the Vice-President of Project Development. During the year ended 31 December 2007, 400,000 performance shares (vested as described in Note 8e) were reserved for issuance and 300,000 of the 400,000 performance shares were issued.  As at 31 December 2008, $21,603 of this amount is included in due to related parties (2007 - $Nil) (Note 13 iv).

i)

During the year, the Company secured a US $2 million short term loan from a company with a director in common with the Company.  As at 31 December 2008, Cdn $2,472,923 is outstanding on this loan (Note 7 ii).

The above transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.

Loans Payable

2008	2007
$	$

i.

Convertible loans totalling US $1,791,000 bearing interest at 4% per annum with interest only payments payable quarterly beginning August 2008, secured by both bulk sampling equipment located at and land adjacent to the Golden Summit property.  The convertible loans are repayable in full on 30 May 2010.  The convertible loans lenders (the “Convertible Loans Lenders”) have the right to convert the outstanding principal, in whole or in part, into the common shares of the Company at a conversion price of US $1.23 per share at any time during the term of the loans.  The Convertible Loans Lenders also have the right to accelerate the maturity of the loans payable any time after 30 May 2009, should the Company raise additional debt, equity or receive asset sales aggregating $3 million or more.  Included in accounts payable at 31 December 2008 is interest of $19,558 (2007 - $Nil) related to the convertible loans.

Subsequent to the year end, the Company breached the terms of the convertible loans, and the convertible loans are in default (Notes 10, 13 and 14).

2,200,996	Nil

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2008 and 2007 Canadian Funds

7.

Loans Payable – Continued

2008	2007
$	$

Short term loans totalling US $4,000,000 bearing interest at 12.5% per annum with interest only payments payable monthly.  The short term loans are repayable in full on 15 January 2009.  Collateral for the short term loans is a first priority security arrangement on the shares in the Company’s wholly owned US subsidiaries and a general security arrangement against the assets of the Company including a second charge against both bulk sampling equipment located at and land adjacent to the Golden Summit property. The loans can be prepaid at any time, and all proceeds generated from any subsequent financings completed by the Company must be used to repay the short term loans.  During the year ended 31 December 2008, the Company paid placement closing fees related to the short term loans consisting of $160,000 and the issuance of 700,000 warrants valued at $188,290 to the short term loan lenders (the “Short Term Loans Lenders”) (Note 8c).  The lenders have the right to return the warrants to the Company after one year from the closing of the loan for total proceeds of $200,000.  A total of $2,472,923 (2007 - $Nil) of loans payable at 31 December 2008 is payable to a company with a director in common (Note 6 i).  Included in accounts payable at 31 December 2008 is $55,103 (2007 - $Nil) related to interest on the short term loans.

Subsequent to year end, the Company amended the loan agreements to extend the maturity of the loan to 10 February 2009 and again to 15 July 2009 (Notes 10, 13 and 14).

4,953,503	Nil

7,154,499	Nil

8.

Share Capital

a)

Share Issuances

During the current year, the Company issued 500,000 common shares valued at $305,000 as acquisition costs on the Rob Property (Note 4c).

During the prior year, the Company closed a non-brokered private placement of 5,500,000 units for gross proceeds of $6,325,000.   Each unit was priced at $1.15 and consisted of one common share and one-half non-transferable share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $1.60 per share exercisable until 26 June 2009.  At 31 December 2008, all of these share purchase warrants in this series remained outstanding.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2008 and 2007 Canadian Funds

8.

Share Capital – Continued

a)

Share Issuances – Continued

During the prior year, the Company closed a non-brokered private placement of 5,100,000 units for gross proceeds of $2,805,000.   Each unit was priced at $0.55 and consisted of one common share and one non-transferable share purchase warrant.  Each warrant entitled the holder to purchase one additional common share at a price of $0.75 per share exercisable until 28 February 2009.  The Company had the right to accelerate the warrant expiration on 30 days written notice in the event that after 6 months, the closing bid price of the shares was equal to or above $1.10 per share for any consecutive 20-day period. At 31 December 2008, none of the share purchase warrants in this series remained outstanding.

b)

Exercise of Warrants and Options

i)

During the year, Nil (2007 – 8,673,269) warrants were exercised for gross proceeds of $Nil (2007 – $5,518,527).

ii)

During the year, 554,500 (2007 – 1,891,250) options were exercised for gross proceeds of $262,260 (2007 – $845,075).

c)

Share Purchase Warrants

As at 31 December 2008, the following share purchase warrants are outstanding:

	Number	Price per Share	Expiry Date

	2,750,000	$1.60	26 June 2009
	350,000	$0.66	31 July 2010	*
	350,000	$0.55	22 August 2010	*

Total	3,450,000

During the year, 700,000 common share purchase warrants having a fair value of $188,290 were issued as payment for placement closing fees related to short term loan financing of US $4,000,000 (Notes 7 ii and 13).

Subsequent to year end, these warrants were reduced to $0.30 (Note 13).

During the prior year, 7,850,000 common share purchase warrants having a fair value of $1,645,559 were issued relating to two private placements.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2008 and 2007 Canadian Funds

8.

Share Capital – Continued

d)

Share Purchase Options

The Company has established share purchase option plans whereby the Board of Directors (the “Board”), may from time to time, grant options to directors, officers, employees or consultants to a maximum of 10,129,247 options.  At the Company’s Annual and Special Meeting held on 28 April 2008, shareholders approved a resolution which amended the option plans to cap the number of options and performance shares outstanding to 10 % of the issued and outstanding shares, which at the time of the approval was 6,353,543.  Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Board.  The exercise price of an option is not less than the closing price on the Toronto Stock Exchange on the last trading day preceding the grant date.  Options vest upon the discretion of the Board.

A summary of the Company’s options at 31 December 2008 and the changes for the year are as follows:

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

Effective 1 January 2003, the Company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation (Note 1i).  The standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method. During the year, the Company transferred $68,415 from contributed surplus to share capital as required when options were exercised.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2008 and 2007 Canadian Funds

8.

Share Capital – Continued

d)

Share Purchase Options - Continued

During the year, the Company granted the following options and recognized the following costs with respect to options granted in 2008:

Grant Date	Granted	Exercise Price	Fair Value	2008 Vested Amount
8 February 2008	100,000	$1.50	$94,562	$42,160
21 February 2008	2,410,000	$1.42	2,275,312	1,544,200
10 April 2008	150,000	$1.42	75,038	28,138

Total	2,660,000		$2,444,912	$1,614,498

During prior years, the Company granted the following options and recognized the 2008 vested amount as follows:

Grant Date	Granted	Exercise Price	Fair Value	2008 Vested Amount

13 March 2006	350,000	$0.35	$86,864	$10,858
21 September 2006	100,000	$0.50	28,662	11,943
11 January 2007	350,000	$0.50	106,095	53,048
13 July 2007	25,000	$1.50	25,280	12,640
16 October 2007	40,000	$1.71	40,412	20,206
1 November 2007	150,000	$2.10	193,384	87,692

Total	1,015,000		$480,697	$196,387

The total estimated fair value of the 3,675,000 options is $2,925,609.  Since the options were granted under a graded vesting schedule, $1,128,191 of the total fair value has been recorded in the Company accounts as stock-based compensation expenses and $682,694 of the total fair value has been recorded in the mineral properties during 2008.  The offsetting entry for the total fair value of $1,810,885 is to contributed surplus.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2008 and 2007 Canadian Funds

8.   Share Capital – Continued

d)

Share Purchase Options – Continued

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2008	2007	2006
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	104.67%	68.93%	74.70%
Risk-free interest rate	2.31%	4.12%	4.08%
Expected life of options	3.38 years	4.12 years	5.0 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

e)

Performance Shares

A total of 2,187,482 performance shares were reserved for issuance.  At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants and/or employees to the Company.

During a prior year, the Board authorized the issuance of up to 400,000 performance shares at an exercise price of $0.01 per share to attract a Vice-President of Business Development to the Company.  These shares are to be granted as follows:

Shares	Date
50,000	5 September 2005	(issued)
50,000	5 March 2006	(issued)
50,000	5 September 2006	(issued)
50,000	5 March 2007	(issued)
50,000	5 September 2007	(issued*)
50,000	5 March 2008	(issued**)
50,000	5 September 2008	(reserved for issuance***)
50,000	5 March 2009	(reserved for issuance****)
400,000

* 50,000 performance shares were reserved for issuance at $0.01 per share during the prior year.  The fair market value of the performance shares at the date of the allotment/accrual was $71,000 and was recorded in the accounts as consulting fees in the prior year.  The offsetting entry was to contributed surplus. During the current year, these shares were issued for total proceeds of $500 with the offsetting entry to share capital.

** 50,000 performance shares were issued at $0.01 per share for total proceeds of $500 during the year.  The fair market value of the performance shares at the dates of allotment was $83,500 of which $64,675 was recorded as stock-based compensation in the prior year and $18,825 recorded in the current year. The difference between the issue price and the fair market value was recorded in the accounts as stock-based compensation.  The offsetting entry is to share capital.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2008 and 2007 Canadian Funds

8.

Share Capital – Continued

e)

Performance Shares – Continued

*** 50,000 performance shares were reserved for issuance at $0.01 per share. The accrued amount of 50,000 shares with the fair market value of $25,500 was accrued to 5 September 2008 and was recorded in the accounts as stock-based compensation.  The offsetting entry is to contributed surplus.

**** 50,000 performance shares were reserved for issuance at $0.01 per share. The accrued amount of 32,500 shares with the fair market value of $6,500 was accrued to 31 December 2008 and was recorded in the accounts as stock-based compensation.  The offsetting entry is to contributed surplus.

During a prior year, the Board authorized the issuance of up to 1,000,000 performance shares at an exercise price of $0.01 per share to attract a new President & CEO to the Company.  These shares are available for issuance as follows:

Shares	Date
100,000	1 January 2006	(issued)
81,818	1 April 2006	(issued)
81,818	1 July 2006	(issued)
81,818	1 October 2006	(issued)
81,818	1 January 2007	(issued)
81,818	1 April 2007	(issued)
81,818	1 July 2007	(issued)
81,818	1 October 2007	(issued*)
81,818	1 January 2008	(issued**)
81,818	1 April 2008	(issued**)
81,818	1 July 2008	(reserved for issuance***)
81,820	1 August 2008	(reserved for issuance****)
1,000,000

* 81,818 performance shares were reserved for issuance at $0.01 per share in the prior year.  The fair market value of the performance shares at the date of the allotment/accrual was $135,000 and was recorded in the accounts as wages and benefits in the prior year.  The offsetting entry was to contributed surplus. During the current year, these shares were issued for total proceeds of $818 with the offsetting entry to share capital.

** 163,636 performance shares were issued at $0.01 per share for total proceeds of $1,637 during the year.  The fair market value of the performance shares at the dates of allotment was $283,090 of which $162,818 was recorded as stock-based compensation in the prior year and $120,272 recorded in the current year.  The difference between the issue price and the fair market value was recorded in the accounts as stock-based compensation.  The offsetting entry is to share capital.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2008 and 2007 Canadian Funds

8.

Share Capital – Continued

e)

Performance Shares – Continued

*** 81,818 performance shares were reserved for issuance at $0.01 per share.  The accrued amount of 81,818 shares with the fair market value of $74,455 was accrued to 1 July 2008 and was recorded in the accounts as stock-based compensation.  The offsetting entry is to contributed surplus.

**** 81,820 performance shares were reserved for issuance at $0.01 per share.  The accrued amount of 81,820 shares with the fair market value of $48,275 was accrued to 1 August 2008 and was recorded in the accounts as stock-based compensation.  The offsetting entry is to contributed surplus.

During a prior year, the Board authorized the issuance of up to 400,000 performance shares at an exercise price of $0.01 per share to attract a new Vice-President of Exploration to the Company.  These shares are available for issuance as follows:

Shares	Date
33,333	13 June 2006	(issued)
33,333	13 September 2006	(issued)
33,333	13 December 2006	(issued)
33,333	13 March 2007	(issued)
33,333	13 June 2007	(issued)
33,333	13 September 2007	(issued)
33,333	13 December 2007	(issued*)
33,333	13 March 2008	(issued**)
33,333	13 June 2008	(issued**)
33,333	13 September 2008	(issued**)
33,333	13 December 2008	(reserved for issuance***)
33,337	13 March 2009	(reserved for issuance****)
400,000

* 33,333 performance shares were reserved for issuance at $0.01 per share in the prior year.  The fair market value of the performance shares at the date of the allotment/accrual was $71,333 and was recorded in the accounts as wages and benefits in the prior year.  The offsetting entry was to contributed surplus.  During the current year, these shares were issued for total proceeds of $333 with the offsetting entry to share capital.

** 99,999 performance shares were issued at $0.01 per share for total proceeds of $1,000 during the year.  The fair market value of the performance shares at the dates of allotment was $103,332 of which $13,267 was recorded as stock-based compensation in the prior year and $90,065 recorded in the current year.  The difference between the issue price and the fair market value was recorded in the accounts as stock-based compensation.  The offsetting entry is to share capital.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2008 and 2007 Canadian Funds

8.   Share Capital – Continued

e)

Performance Shares – Continued

*** 33,333 performance shares were reserved for issuance at $0.01 per share. The accrued amount of 33,333 shares with the fair market value of $4,667 was accrued to 13 December 2008 and was recorded in the accounts as stock-based compensation.  The offsetting entry is to contributed surplus.

**** 33,333 performance shares were reserved for issuance at $0.01 per share. The accrued amount of 6,667 shares with the fair market value of $1,333 was accrued to 31 December 2008 and was recorded in the accounts as stock-based compensation.  The offsetting entry is to contributed surplus.

During the prior year, the Board authorized the issuance of up to 400,000 performance shares at an exercise price of $0.01 per share to attract a new Vice-President Project Development to the Company.  These shares are available for issuance as follows:

Shares	Date
50,000	11 April 2007	(issued)
50,000	11 July 2007	(issued)
50,000	11 October 2007	(issued)
50,000	11 January 2008	(issued*)
50,000	11 April 2008	(issued**)
50,000	11 July 2008	(issued**)
50,000	11 October 2008	(reserved for issuance***)
50,000	11 January 2009	(reserved for issuance****)
400,000

* 50,000 performance shares were reserved for issuance at $0.01 per share in the prior year.  The fair market value of the performance shares at the date of the allotment/accrual was $99,500 of which $87,560 was recorded as stock-based compensation in the prior year and $11,940 recorded in the current year.  The difference between the issue price and the fair market value was recorded in the accounts as stock-based compensation.  During the current year, these shares were issued for total proceeds of $500 with the offsetting entry to share capital.

** 100,000 performance shares were issued at $0.01 per share for total proceeds of $1,000 during the year.  The fair market value of the performance shares at the dates of allotment was $111,000.  The difference between the issue price and the fair market value was recorded in the accounts as stock-based compensation.  The offsetting entry is to share capital.

*** 50,000 performance shares were reserved for issuance at $0.01 per share.  The accrued amount of 50,000 shares with the fair market value of $14,500 was accrued to 11 October 2008 and was recorded in the accounts as stock-based compensation.  The offsetting entry is to contributed surplus.  Subsequent to year end, these shares were cancelled (Note 13 iv).

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2008 and 2007 Canadian Funds

8.   Share Capital – Continued

e)

Performance Shares – Continued

**** 50,000 performance shares were reserved for issuance at $0.01 per share.  The accrued amount of 44,000 shares with the fair market value of $8,800 was accrued to 31 December 2008 and was recorded in the accounts as stock-based compensation.  The offsetting entry is to contributed surplus.  Subsequent to year end, these shares were cancelled (Note 13 iv).

9.

Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2008	2007

Loss before income taxes	$5,165,861	$4,384,463

Expected income tax (recovery)	$(1,616,286)	$(1,495,102)
Items not deductible for income tax purposes	650,734	1,025,844
Unrecognized benefit of non-capital losses	965,552	469,258

Total income taxes	$-	$-

Represented by:
Current income tax	$-	$-
Future income tax	$-	$-

The significant components of the Company's future income tax assets and liabilities are as follows:

	2008	2007

Future income tax assets
Financing costs	$23,661	$36,787
Loss carry-forwards	8,043,271	7,720,549
Undepreciated capital cost in excess of accounting net book value	308,199	174,539
Mineral properties	8,845,261	6,252,637

	17,220,392	14,184,512
Valuation allowance	(17,220,392)	(14,184,512)

Net future income tax assets	$-	$-

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2008 and 2007 Canadian Funds

9.   Income Taxes – Continued

The Company has non-capital losses for Canadian tax purposes of approximately $9,000,000 available to offset against taxable income in future years, which, if unutilized, will expire through to 2028.  In addition, the Company has net operating loss carryovers for US tax purposes of approximately US$16,500,000 available to offset against taxable income in future years, which, if unutilized, will expire through to 2028. Subject to certain restrictions, the Company also has resource exploration expenditures of approximately $28,250,000 available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses, resource deductions and other tax assets have not been recognized in these financial statements, and have been offset by a valuation allowance.

10.

Commitments

i)

The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company (Note 4).

ii)

The Company has outstanding and future commitments under various loan agreements with the Convertible Loan Lenders and the Short Term Loan Lenders (Note 7).

      iii)

The Company has outstanding future commitments related to share purchase warrants and options (Note 8).

      iv)

The Company has outstanding future commitments related to amounts due to related parties

          (Note 6).

 v)

The Company is committed under operating lease agreements for its office premises in

  Vancouver and Idaho with the following estimated lease payments and dates:

Fiscal year ended 31 Dec	2009	2010	2011

Office lease - Vancouver	$21,667	-	-
Office lease - Idaho	$14,310	-	-

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2008 and 2007 Canadian Funds

11.

Segmented Information

Details on a geographic basis as at 31 December 2008 are as follows:

	USA	Canada	Total
Assets	$31,449,851	$195,302	$31,645,153
Mineral property costs	$28,053,152	$-	$28,053,152
Loss for the year	$(611,476)	$(4,554,385)	$(5,165,861)

Details on a geographic basis as at 31 December 2007 are as follows:

	USA	Canada	Total
Assets	$19,115,593	$4,607,307	$23,722,900
Mineral property costs	$18,118,718	$-	$18,118,718
Loss for the year	$(165,126)	$(4,219,337)	$(4,384,463)

Details on a geographic basis as at 31 December 2006 are as follows:

	USA	Canada	Total
Assets	$9,950,735	$2,430,498	$12,381,233
Mineral property costs	$9,950,735	$1,611,102	$11,561,837
Loss for the year	$(2,006)	$(1,770,627)	$(1,772,633)

12.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP")

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada.  Except as set out below, these consolidated financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission (the “SEC”).

a)

SEC staff have interpreted US GAAP to require that mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property. Accordingly, for US GAAP purposes, for all periods presented, the Company has expensed all land use costs for mineral properties and deferred exploration costs, which have been incurred by the Company, for which commercially mineable revenues do not exist. Under Canadian GAAP, such costs have been deferred. For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

b)

Under US GAAP, investments classified as available-for-sale are recorded at market value.  The difference between the market value and the cost of the investment is recorded in comprehensive income.  Once the investment is sold, the comprehensive income for that investment is transferred to income.  Under Canadian GAAP, investments held as available-for-sale are reported at fair value based on quoted market price.  There is no comprehensive income category in Canada prior to the adoption of CICA Handbook Section 3835, “Financial Instruments – Recognition and Measurement” and CICA Handbook Section 1530, “Comprehensive Income”.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2008 and 2007 Canadian Funds

12.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") – Continued

c)

Flow-through Shares

In 2004, the Company received a premium to market on the issuance of flow-through shares of $77,100 which was recorded in share capital under Canadian GAAP. For US GAAP purposes, SFAS 109, “Accounting for Income Taxes”, the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.  A future tax liability is recognized for the premium paid by the investors.

In 2004, for Canadian GAAP purposes, the Company recorded a future income tax recovery of $365,968 and a corresponding reduction of share capital in respect of flow-through share financing.

d)

514,501 performance shares were released upon regulatory approval prior to 1991 from an escrow arrangement based on the maintenance of the current level of cash flow.  The excess of the fair value of these shares when the required level of cash flow was attained over the nominal original consideration paid of $0.01 per share ($5,145) would be charged to operations as compensation expense under US GAAP.

e)

Under US GAAP, share issue costs are charged to share capital in the year and not to deficit.

f)

The impact of the above differences between Canadian and US GAAP on loss for the period is as follows:

	Year Ended 31 December 2008	Year Ended 31 December 2007	Year Ended 31 December 2006
Loss for the period as reported	$(5,165,861)	$(4,384,463)	$(1,772,633)
Write-off of mineral exploration costs (Note 12a)	(9,304,985)	(6,556,881)	(2,977,659)

Loss for the period in accordance with US GAAP	$(14,470,846)	$(10,941,344)	$(4,750,292)

Basic loss per share for the year in accordance with US GAAP	$(0.23)	$(0.21)	$(0.13)

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2008 and 2007 Canadian Funds

12.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") – Continued

g)

The impact of the above differences between Canadian and US GAAP on the deficit, as reported, is as follows:

	Year Ended 31 December 2008	Year Ended 31 December 2007

Deficit – As reported	$(33,937,088)	$(28,764,249)
Stock compensation expense (Note 12d)	(244,404)	(244,404)
Write-off of mineral property costs (Note 12a)	(27,423,703)	(18,118,718)
Share issue costs (Note 12e)	1,106,823	1,099,845
Future Income Tax recovery (Note 12c)	(288,868)	(288,868)

Deficit in accordance with US GAAP	$(60,787,240)	$(46,316,394)

h)

The impact of the above differences between Canadian and US GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares		Deficit	Contributed Surplus	Warrants	Total
	Number	Amount

Shareholders’ equity balance as reported at 31 December 2007	62,543,307	$49,370,919	$(28,764,249)	$1,794,265	$897,826	$23,298,761
Stock compensation expense (Note 12d)	-	244,404	(244,404)	-	-	-
Write-off of mineral property costs (Note 12a)	-	-	(18,118,718)	-	-	(18,118,718)
Share issuance costs (Note 12e)	-	(1,099,845)	1,099,845	-	-	-
Future Income Tax recovery (Note 12c)	-	288,868	(288,868)	-	-	-
Shareholders’ equity in accordance with US GAAP at 31 December 2007	62,543,307	$48,804,346	$(46,316,394)	$1,794,265	$897,826	$5,180,043

Shareholders’ equity balance as reported at 31 December 2008	64,226,593	$50,970,637	$(33,937,088)	$3,091,812	$1,086,116	$21,211,477
Stock compensation expense (Note12d)	-	244,404	(244,404)	-	-	-
Write-off of mineral property costs (Note 12a)	-	-	(27,423,703)	-	-	(27,423,703)
Share issuance costs (Note 12e)	-	(1,106,823)	1,106,823	-	-	-
Future Income Tax recovery (Note 12c)	-	288,868	(288,868)	-	-	-
Shareholders’ equity in accordance with US GAAP at 31 December 2008	64,226,593	$50,397,086	$(60,787,240)	$3,091,812	$1,086,116	$(6,212,226)

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2008 and 2007 Canadian Funds

12.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") – Continued

i)

Cash Flows

	Year Ended 31 December
Statements of Cash Flows	2008	2007	2006

Cash used in operating activities under Canadian GAAP	$(3,033,465)	$(1,807,719)	$(1,228,781)
Mineral property exploration and development expenditures	(5,912,943)	(7,775,690)	(2,898,534)
Cash used in operating activities under US GAAP	(8,946,408)	(9,583,409)	(4,127,315)
Cash generated by financing activities, under Canadian and US GAAP	7,416,069	14,415,911	3,851,308
Cash used in investing activities under Canadian GAAP	(8,679,055)	(8,631,372)	(2,839,836)
Mineral property exploration and development expenditures	5,912,943	7,775,690	2,898,534
Cash used in (from) investing activities under US GAAP	(2,766,112)	(855,682)	58,698
Cash and cash equivalents end of year under Canadian and US GAAP	$7,335	$4,303,786	$326,966

j)

Recent Accounting Pronouncements

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60”.  SFAS No. 163 provides enhanced guidance on the recognition and measurement to be used to account for premium revenue and claim liabilities and related disclosures and is limited to financial guarantee insurance (and reinsurance) contracts, issued by enterprises included within the scope of FASB Statement No. 60, “Accounting and Reporting by Insurance Enterprises”.  SFAS No. 163 also requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation.  SFAS No. 163 is effective for financial statements issued for fiscal years and interim periods beginning after 15 December 2008, with early application not permitted.  The Company does not expect SFAS No. 163 to have an impact on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) for nongovernmental entities.  Prior to the issuance of SFAS No. 162, GAAP hierarchy was defined in the American Institute of Certified Public Accountants (“AICPA”) Statement on Auditing Standards No. 69, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”.  SAS No. 69 has been criticized because it is directed to the auditor rather than the entity.  SFAS No. 162 addresses these issues by establishing that the GAAP hierarchy should be directed to entities because it is the entity, not its auditor, that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP.  SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.  The Company does not expect SFAS 162 to have a material effect on its consolidated financial statements.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2008 and 2007 Canadian Funds

12.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") – Continued

j)

Recent Accounting Pronouncements – Continued

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”.  SFAS No. 161 is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s derivative instruments and hedging activities and their effects on the entity’s financial position, financial performance, and cash flows.  SFAS No. 161 applies to all derivate instruments within the scope of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”.  It also applies to non-derivative hedging instruments and all hedged items designated and qualifying as hedges under SFAS No. 133.  SFAS No. 161 is effective prospectively for financial statements issued for fiscal years beginning after 15 November 2008, with early application encouraged.  The Company is currently evaluating the new disclosure requirements of SFAS 161 and the potential impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations”. SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after 15 December 2008.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 141(R) on its consolidated results of operation and financial condition.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51.  SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated.  SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.  SFAS No. 160 is effective for fiscal years beginning after 15 December 2008.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on its consolidated results of operation and financial condition.

13.  Subsequent Events

The following events occurred subsequent to 31 December 2008:

i)

On 14 January 2009, the Short Term Loan Lenders agreed to extend the maturity of the short term loans to 10 February 2009. As consideration of this extension, the exercise price of the 350,000 warrants granted as the payment of placement closing fees at the time the short term loans were advanced was reduced from $0.66 and $0.55 to $0.30, and the Company issued an additional 500,000 common shares of the Company valued at $115,000 (Note 8c).

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2008 and 2007 Canadian Funds

13.

Subsequent Events – Continued

ii)

On 23 February 2009, the Short Term Loan Lenders agreed to further extend the maturity date of the short term loans to 15 July 2009. As consideration of these extensions, the interest rate on the two loans was increased from 12.5% to 15.0% effective 1 April 2009, and the lenders received extension fees to be paid by way of the issuance of 720,000 common shares of the Company valued at $122,400 and 1,000,000 share purchase warrants to purchase common stock of the Company for a two year period.  A total of 500,000 of these warrants are exercisable at a price of $0.17 per common share and the remaining 500,000 of these warrants are exercisable at a price of $0.25 per common share.  The Company must also pay a loan renegotiation fee of US $200,000 to be paid by way of an increase in the principle balance of the loan payable by such an amount.  A cash fee equal to 3% of loan principal is also payable upon the earlier of the receipt of new financing or 31 March 2009.

iii)

The Company breached certain covenants of its convertible loans and the loans are in a default. The Company is attempting to negotiate certain waivers and interest payment extensions to allow the Company to maintain the original 30 May 2010 maturity date (Note 7).

iv)

A total of 50,000 performance shares that were reserved for issuance on 11 October 2008 and 50,000 performance shares that were reserved for issuance on 11 January 2009 were cancelled.  As a result, the stock-based compensation previously recorded has been reversed (Note 8e).

v)

A total of 675,000 stock options were cancelled.

14.

Contingency

The Company is in breach of certain of its loan payable and mineral property option obligations (Notes 4 and 7).

15.

Comparative Figures

Certain comparative figures have been adjusted to conform to the current year’s presentation.

16.

Capital Disclosure

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued capital, accumulated other comprehensive income and deficit.  The Company’s objectives when managing capital are to: (i) preserve capital, (ii) obtain the best available net return, and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

The Company’s policy is to invest its excess cash in highly liquid, fully guaranteed, bank sponsored instruments.